Form 20-F
period 2014-12-31
ALCOBRA LTD.
filed 2015-02-27
CIK 1566049

United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES

EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

Commission file number: 001-35932

Alcobra Ltd.

(Exact name of Registrant as specified in its charter)

State of Israel

(Jurisdiction of incorporation or organization)

Amot Investment Building

2 Weizman St. 9th Floor

Tel Aviv 6423902

(Address of principal executive offices)

Dr. Yaron Daniely

Amot Investment Building

2 Weizman St. 9th Floor

Tel Aviv 6423902 Israel

Tel: +972.72.220.4661

(Name, Telephone and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Ordinary Shares, par value of NIS 0.01	Nasdaq Global Market

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

13,702,772 Ordinary Shares, par value NIS 0.01 per share

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

☐ Large Accelerated Filer       ☒ Accelerated Filer       ☐ Non-Accelerated Filer

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

These forward-looking statements include, but are not limited to:

•	FDA approval of, or other regulatory action in the United States and elsewhere with respect to, our drug candidate, a proprietary formulation of metadoxine, or MDX;

•	the commercial launch and future sales of MDX or any other future products or product candidates;

•	our ability to achieve favorable pricing for MDX;

•	our ability to maintain orphan drug designation for MDX, and implications if such designation is lost;

•	our expectations regarding the commercial supply of our MDX drug candidate;

•	third-party payor reimbursement for MDX;

•	our estimates regarding anticipated expenses, capital requirements and our needs for additional financing;

•	the patient market size of Attention Deficit and Hyperactivity Disorder, or ADHD, and Fragile X Syndrome, or Fragile X, and market adoption of MDX by physicians and patients;

•	the timing, cost or other aspects of the commercial launch of MDX;

•	the design of future clinical trials and our ability to better control placebo response;

•	the timing, duration and cost of clinical trials for MDX or whether such trials will be conducted at all;

•	completing, receiving favorable results, and announcing results of clinical trials for MDX;

•	issuance of patents to us by the United States Patent and Trademark Office, or U.S. PTO, and other governmental patent agencies;

•	our ability to protect our proprietary technology and enforce our intellectual property rights;

•	the development and approval of the use of MDX for additional indications other than ADHD and Fragile X; and

•	our expectations regarding licensing, acquisitions and strategic operations.

In some cases, forward-looking statements are identified by terminology such as "may," "will," "could," "should," "expects," "plans," "anticipates," "believes," "intends," "estimates," "predicts," "potential," or "continue" or the negative of these terms or other comparable terminology. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results or performance to differ materially from those projected. These statements are only current predictions and are subject to known and unknown risks, uncertainties, and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from those anticipated by the forward-looking statements. In addition, historic results of scientific research and clinical and preclinical trials do not guarantee that the conclusions of future research or trials would not suggest different conclusions or that historic results referred to herein would not be interpreted differently in light of additional research and clinical and preclinical trials results. The forward-looking statements contained in this annual report are subject to risks and uncertainties, including those discussed under Item 3.D. – "Risk Factors" and in our other filings with the Securities and Exchange Commission, or the SEC. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. Except as required by law, we are under no duty to (and expressly disclaim any such obligation to) update or revise any of the forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this annual report.

PART ONE

Item 1.              Identity of directors, senior management and advisErs

Not applicable.

Item 2.              Offer statistics and expected timetable

Not applicable.

Item 3.               Key information

3.A.        Selected financial data

Our historical consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States and are presented in U.S. dollars. The selected historical consolidated financial information as of December 31, 2013 and 2014 and for the years ended December 31, 2012, 2013 and 2014 have been derived from, and should be read in conjunction with, the consolidated financial statements of Alcobra Ltd. and notes thereto appearing elsewhere in this annual report. The selected financial data as of December 31, 2011 and 2012 and for the year ended December 31, 2011 have been derived from the audited financial statements of Alcobra Ltd. not included in this annual report.

The information presented below is qualified by the more detailed historical consolidated financial statements set forth in this annual report, and should be read in conjunction with those consolidated financial statements, the notes thereto and the discussion under Item 5 – "Operating and Financial Review and Prospects" - included elsewhere in this annual report.

As an "emerging growth company," and pursuant to the Jump Start our Business Startups Act of 2012, or the JOBS Act, we are not required to include selected financial data for periods before the earliest audited period presented in our initial public offering registration statement. Accordingly, we are not yet required to present five years of historical financial data.

Consolidated Statement of Operations Data – Year Ended December 31

(in thousands of U.S. dollars, except share and per share data)

	2014	2013	2012	2011
Research and Development	$25,105	$7,066	$818	$1,822
Pre Commercialization	2,134
General and Administrative	5,839	3,224	683	2,084
Operating income	(33,078)	(10,290)	(1,501)	(3,906)
Financial expenses (income), net	(227)	197	78	23
Net income before taxes	(32,851)	(10,487)	(1,579)	(3,929)
Taxes on income (Tax benefit)	(17)	61	-	-
Deemed dividend	-	-	-	180
Net income	$(32,834)	$(10,548)	$(1,579)	$(4,109)
Basic net income and diluted net income per share	$(2.40)	$(1.04)	$(0.20)	$(0.50)
Shares used in computing basic and diluted net income per share	13,674,818	10,177,786	7,791,932	7,843,388

Consolidated Balance Sheet Data – Year Ended December 31

(in thousands of U.S. dollars, except for share data)

	2014	2013	2012	2011
Working capital	$19,751	$48,582	$(588)	$448
Total assets	22,318	50,324	201	1,204
Shareholders' equity	$19,943	$48,688	$(567)	$985
Number of shares outstanding	13,702,772	13,636,709	7,794,256	8,096,109

3.B.	Capitalization and indebtedness

Not applicable.

3.C.	Reasons for the offer and use of proceeds

Not applicable.

3.D.	Risk factors

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

The research, testing, manufacturing, labeling, approval, sale, marketing and distribution of drugs are subject to extensive regulation by the Food and Drug Administration, or FDA, in the United States and other regulatory agencies in other countries. These regulations differ from country to country. We are not permitted to market MDX or any other product candidate in the United States until we receive approval of a New Drug Application, or NDA, from the FDA, or in any foreign countries until we receive the requisite approval from regulatory agencies in such countries. We are required to conduct multiple additional clinical trials to be able to submit an NDA to the FDA or comparable applications to other regulatory authorities in other countries The results of additional clinical trials may be unsatisfactory, and even if we believe those clinical trials to be successful, there are many reasons why the FDA may not approve our NDA should we be in a position to file one.

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

We do not have significant pre-clinical or clinical data that support the applicability of MDX to other cognitive conditions, and, in particular, we do not have any clinical data to support the applicability of MDX for the treatment of Fragile X.

We have completed two pre-clinical studies evaluating MDX in a recognized mouse model of Fragile X, and are currently conducting a Phase 2 clinical trial in approximately 60 adolescents and adults with Fragile X. In addition, we plan to investigate the use of MDX to treat other cognitive disorders and impairments. To date, we have obtained only limited pre-clinical data, and no clinical data, regarding such uses. Successful pre-clinical studies in most cases are not replicated in clinical studies. Therefore, we may not replicate positive results from pre-clinical studies in MDX for Fragile X in clinical studies. If we fail to obtain positive results in these clinical studies for MDX use in Fragile X, we will be unable to pursue this opportunity. Furthermore, the FDA has not approved any drugs specifically for the treatment of Fragile X or its symptoms, and several late stage clinical trials conducted by other pharmaceutical companies have failed.

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

Before we can submit an NDA to the FDA, we may be required to conduct at least one or two Phase 3 trials, depending on the indication and results of the trial. Phase 3 clinical trials frequently produce unsatisfactory results even if prior clinical trials were successful. Therefore, the results of the additional trials that we conduct may or may not be successful. The FDA may suspend all clinical trials or require that we conduct additional clinical, nonclinical, manufacturing validation or drug product quality studies and submit those data before it will consider or reconsider the NDA. Depending on the extent of these or any other studies, approval of any applications that we submit may be delayed by several years, or may require us to expend more resources than we have available. It is also possible that additional studies, if performed and completed, may not be considered sufficient by the FDA to approve the NDA. If any of these outcomes occur, we would not receive approval for MDX and may be forced to cease operations.

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

Generally, if a product with an orphan drug designation subsequently receives the first marketing approval for the indication for which it has such designation, the product is entitled to a period of marketing exclusivity, which precludes the FDA or the European Medicines Agency, or EMA, from approving another marketing application for the same drug for that time period. The applicable period is seven years in the United States and ten years in Europe. The European exclusivity period can be reduced to six years if a drug no longer meets the criteria for orphan drug designation or if the drug is sufficiently profitable so that market exclusivity is no longer justified. Orphan drug exclusivity may be lost if the FDA or EMA determines that the request for designation was materially defective or if the manufacturer is unable to assure sufficient quantity of the drug to meet the needs of patients with the rare disease or condition.

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

Current and future legislation may increase the difficulty and cost for us to obtain marketing approval of and commercialize MDX or any other product candidate that we develop and affect the prices we may obtain.

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

While we have begun to implement pre-commercialization activities, we currently have no manufacturing, sales or distribution capabilities. To the extent we rely on third parties to commercialize MDX, if marketing approval is obtained, we may receive less revenue than if we commercialized MDX ourselves. In addition, we would have less control over the sales efforts of any third parties involved in our commercialization efforts. In the event we are unable to collaborate with a third-party marketing and sales organization to commercialize MDX, particularly for broader patient populations, our ability to generate revenue will be limited.

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

We have previously obtained clinical trial insurance coverage for our clinical trials with a $5.0 and $3.0 million annual aggregate coverage limit in the United States and Israel, respectively, and we expect that we will obtain additional insurance as we conduct additional clinical trials. However, our insurance coverage may not be sufficient to reimburse us for any expenses or losses we may suffer. Moreover, the insurance market experiences significant changes from year to year due to various factors including the international claims record and general reinsurance terms. Therefore, coverage may become more expensive, and, in the future, we may not be able to maintain insurance coverage at a reasonable cost or in sufficient amounts to protect us against losses due to liability. If and when we obtain marketing approval for MDX or any other product candidate, we intend to expand our insurance coverage to include the sale of commercial products; however, we may be unable to obtain this product liability insurance on commercially reasonable terms. On occasion, large judgments have been awarded in class action lawsuits based on drugs that had unanticipated side effects. The cost of any product liability litigation or other proceedings, even if resolved in our favor, could be substantial. A successful product liability claim or series of claims brought against us could cause our share price to decline and, if judgments exceed our insurance coverage, could decrease our cash and adversely affect our business.

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

We are an emerging biopharmaceutical company with a limited operating history. We are in the development stage. To date, we have focused almost exclusively on developing our lead compound, MDX. We have funded our operations to date primarily through proceeds from the private placement and public offering of ordinary shares and convertible notes. We have only a limited operating history upon which you can evaluate our business and prospects. In addition, we have limited experience and have not yet demonstrated an ability to successfully overcome many of the risks and uncertainties frequently encountered by companies in new and rapidly evolving fields, particularly in the pharmaceutical industry. We have not generated any revenue from product sales to date. We have incurred losses in each year since our inception in February 2008. Our loss attributable to holders of our ordinary shares for the year ended December 31, 2013 and 2014 was approximately $10.5. million, and $32.8 million, respectively. As of December 31, 2014, we had an accumulated deficit of $51.6 million. Substantially all of our operating losses resulted from costs incurred in connection with our development program and from general and administrative costs associated with our operations.

Our research and development expenses may increase in connection with our clinical development plan. In addition, if we obtain marketing approval for MDX, we will likely incur significant sales, marketing and outsourced manufacturing expenses, as well as continued research and development expenses. Furthermore, we incur and will continue to incur additional costs associated with operating as a public company, which are at least several hundred thousand dollars annually. As a result, we expect to continue to incur significant and increasing operating losses for the foreseeable future. Because of the numerous risks and uncertainties associated with developing pharmaceutical products, we are unable to predict the extent of any future losses or when we will become profitable, if at all.

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

We may need to raise substantial additional capital to fund our operations and to develop and commercialize MDX. Our future capital requirements may be substantial and will depend on many factors including:

•	our clinical trials results;

•	the scope, progress, results and costs of researching and developing MDX;

•	the cost, timing and outcomes of seeking marketing approval of MDX;

•	the cost of filing and prosecuting patent applications and the cost of defending our issued patents and future patents, if issued;

•	the cost of prosecuting infringement actions against third parties;

•	exploration and possible label expansion of MDX for the treatment of other conditions;

•	the costs associated with commercializing MDX if we receive marketing approval, including the cost and timing of establishing sales, marketing and distribution capabilities to market and sell MDX;

•	the cost of manufacturing MDX;

•	the timing, receipt and amount of sales of, or royalties on, sales of MDX, if any;

•	subject to receipt of marketing approval, revenue received from sales of approved products, if any, in the future;

•	any product liability or other lawsuits related to our products;

•	the expenses needed to attract and retain skilled personnel; and

•	the costs associated with being a public company.

Based on our current operating plan, we anticipate that our existing resources will be sufficient to enable us to maintain our currently planned operations, including our continued product development (which does not include conducting clinical trials in the EU or Japan), through 2016. We believe these funds will enable us, among other things, to complete any preparatory clinical and non-clinical work, as well as a second Phase 3 clinical trial in adult ADHD and complete our ongoing Phase 2 studies in pediatric ADHD and Fragile X. We will require significant additional funds to initiate and complete the FDA approval process. Changing circumstances may cause us to consume capital significantly faster than we currently anticipate. We have no committed external sources of funds. Additional financing may not be available when we need it or may not be available on terms that are favorable to us. If adequate funds are not available to us on a timely basis, or at all, we may be required to:

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

We have in the past and may continue to seek additional capital through a combination of private and public equity offerings, debt financings and collaborations and strategic and licensing arrangements. Including our initial public offering in 2013, we have completed three underwritten public offerings. To the extent that we raise additional capital through the sale of equity or convertible notes securities, your ownership interest will be diluted, and the terms may include liquidation or other preferences that adversely affect your rights as a shareholder. Debt financing, if available, would result in increased fixed payment obligations and may involve agreements that include covenants limiting or restricting our ability to take specific actions such as incurring debt, making capital expenditures or declaring dividends. If we raise additional funds through collaboration, strategic alliance and licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies, future revenue streams or product candidates, or grant licenses on terms that are not favorable to us.

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

In addition, because some of our contract manufacturers of the bulk drug substance are located outside of the United States, we may face difficulties in importing our drug substances into the United States as a result of, among other things, FDA import inspections, incomplete or inaccurate import documentation or defective packaging.

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

Risks Related to Our Intellectual Property

We have filed multiple patent applications and have three issued patents by the U.S. PTO and three issued patents in other jurisdictions. There can be no assurance that any of our other patent applications will result in issued patents. As a result, we may have limited protection of our proprietary technology in the marketplace.

We have filed patent applications in many countries worldwide. These applications cover a range of areas including: different formulations of metadoxine, the use of metadoxine for all cognitive impairments, combination therapy including metadoxine, new molecular derivatives of metadoxine and the manufacturing and production of metadoxine API. The U.S. PTO has issued three patents to us, covering the composition of the sustained release form of MDX, the use of metadoxine for cognitive disorders and impairments, and new molecular derivatives of metadoxine. We also have three issued patents in Australia and New Zealand. Unless and until other pending applications issue, their additional protective scope is impossible to determine. It is impossible to predict whether or how many of these additional applications will result in issued patents. Even if pending applications issue, they may issue with claims significantly narrower than those we currently seek. The patent position of biotechnology and pharmaceutical companies is generally uncertain because it involves complex legal and factual considerations. The standards applied by the U.S. PTO and foreign patent offices in granting patents are not always applied uniformly or predictably. For example, there is no uniform worldwide policy regarding patentable subject matter or the scope of claims allowable in biotechnology and pharmaceutical patents. Consequently, patents may not issue from our pending patent applications. As such, we do not know the degree of future protection that we will have on our proprietary products and technology.

The patent positions of pharmaceutical products are complex and uncertain and therefore we cannot predict the scope and extent of patent protection for MDX with respect to our issued patents, or any patents we may be issued in the future.

The patents we were issued as well as any additional patents that may in the future issue to us will not ensure the protection of our intellectual property for a number of reasons, including without limitation the following:

•	any issued patents may not be broad or strong enough to prevent competition from other products including identical or similar products;

•	if we are not issued additional patents or if issued patents expire, there would be no protections against competitors making generic equivalents;

•	there may be prior art of which we are not aware that may affect the validity or enforceability of a patent claim;

•	there may be other patents existing in the patent landscape for MDX that will affect our freedom to operate;

•	if our issued patents or future patents, if issued, are challenged, a court could determine that they are not valid or enforceable;

•	a court could determine that a competitor’s technology or product does not infringe our issued patents or future patents, if issued;

•	our competitors might conduct research and development activities in countries where we do not have patent rights and then use the information learned from such activities to develop competitive products for sale in our major commercial markets;

•	our issued patents and future patents, if issued, could irretrievably lapse due to failure to pay fees or otherwise comply with regulations, or could be subject to compulsory licensing; and

•	if we encounter delays in our development or clinical trials, the period of time during which we could market our products under patent protection would be reduced.

We may not be able to enforce our intellectual property rights throughout the world. This risk is exacerbated for us because metadoxine is manufactured and used in a number of foreign countries in other applications.

The laws of some foreign countries do not protect intellectual property rights to the same extent as the laws of the United States. Many companies have encountered significant problems in protecting and defending intellectual property rights in certain foreign jurisdictions. This risk is exacerbated for us because metadoxine is manufactured and used in a number of foreign countries in other applications and is generally available. The manufacture of metadoxine and its use in other indications will not infringe our intellectual property rights, and will make it more difficult to monitor and enforce any patent rights that may be issued to us.

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

In 2012, the Israeli Supreme Court ruled that an employee who receives a patent or contributes to an invention during his employment may be allowed to seek compensation for it from their employer, even if the employee’s contract of employment specifically states otherwise and the employee’ has transferred all intellectual property rights to the employer. The Supreme Court ruled that the fact that a contract revokes the employee’ right for royalties and compensation, does not rule out the right of the employee to claim their right for royalties.  However, in a more recent ruling, issued in May 2014, the government-appointed Compensation and Royalties Committee, established under the Israeli Patents Law, 5727-1967, determined that employee’s remuneration rights for service inventions may be waived by an explicit contractual waiver. It is our understanding that a petition has been filed with the Israeli Supreme Court. In light of the petition and the inconsistency in rulings it is still unclear if, and to what extent, our employees may be able to claim compensation with respect to our future revenue. Therefore, although we enter into agreements with our employees pursuant to which they waive their right to special remuneration for inventions created in the scope of their employment or engagement and agree that any such inventions are owned exclusively by us, we may face claims by employees demanding remuneration beyond their regular salary and benefits, and we may receive less revenue from future products if such claims are successful which in turn could impact our future profitability.

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

In addition, our patents and patent applications, or those of our licensors, could face other challenges, such as interference proceedings, opposition proceedings, and re-examination proceedings. Any of these challenges, if successful, could result in the invalidation of, or in a narrowing of the scope of, any of our patent and patent applications subject to challenge. Any of these challenges, regardless of their success, would likely be time consuming and expensive to defend and resolve and would divert our management’s time and attention.

Changes in U.S. patent law could diminish the value of our issued patents, or future patents, if issued, in general, thereby impairing our ability to protect our products.

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

Our key employees include our Chief Executive Officer, Dr. Yaron Daniely, who has been with us since 2010, our Chief Financial Officer, Dr. Tomer Berkovitz, who has been with us since 2014, our Chief Medical Officer, Dr. Jonathan Rubin, who has been with us since 2013, our Chief Commercial Officer, Mr. David Baker, who has been with us since 2014, our Senior Vice President CMC (chemistry, manufacturing and controls), Ms. Hanna Ron, who has been with us since 2011, our Senior Vice President Regulatory Affairs, Dr. Hagit Marchaim, who has been with us since 2014, our Vice President Finance, Mr. Oded Edri, who has been with us since 2014, and our Vice President of Preclinical Development, Dr. Johanna Schumann, who has been with us since 2013. Our future growth and success depend on our ability to recruit, retain, manage and motivate our employees and key consultants. The loss of the services of our chief executive officer, our chief financial officer or any of our key employees or the inability to hire or retain experienced management personnel could adversely affect our ability to execute our business plan and harm our operating results. Although we have employment agreements in place with management, these agreements are terminable at will with minimal notice.

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

We are required to disclose changes made in our internal controls and procedures on an annual basis and starting with this annual report our management is required to assess the effectiveness of these internal controls annually. However, for as long as we are an "emerging growth company" under the JOBS Act, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act. We could be an emerging growth company for up to five years from our initial public offering in 2013. An independent assessment of the effectiveness of our internal controls could detect problems that our management's assessment might not. Undetected material weaknesses in our internal controls could lead to financial statement restatements and require us to incur the expense of remediation.

We may need to significantly increase the size of our organization, and we may experience difficulties in managing growth.

We currently have only 13 employees, and in order to commercialize our products, we may need to substantially increase our operations, including expanding our employee base of managerial, operational and financial personnel. Any future growth will impose significant added responsibilities on members of management, including the need to identify, recruit, maintain and integrate additional employees. To that end, we must be able to:

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

Although our ordinary shares are quoted on the NASDAQ Global Market, an active trading market for our shares may not be sustained. It may be difficult for you to sell your shares at all or without depressing the market price for the shares. As a result of these and other factors, you may not be able to sell your ordinary shares at or above the price you paid for such shares or at all. In addition, the trading price of our ordinary shares has been and is likely to continue to be volatile. The following factors, in addition to other risk factors described in this section, may have a significant impact on the market price of our ordinary shares:

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

We may be subject to any number of legal proceedings, which may be expensive and could divert management attention.

Recently, several purported class action lawsuits were filed in the Southern District of New York seeking to pursue remedies under the Securities Exchange Act of 1934, as amended, or the Exchange Act, with respect to allegedly false and/or misleading statements, as well as alleged failure to disclose material adverse facts about our business. To date, we have not been served with any of the lawsuits. Such legal proceedings, regardless of their outcome, could be costly, divert management attention, or damage our reputation and demand for our products. Litigation, particularly in the United States, is inherently unpredictable and unexpectedly high awards of damages can result if we receive an adverse verdict. In many cases, particularly in the United States, the practice of the plaintiffs’ bar is to claim damages (compensatory, punitive and statutory) in extremely high amounts. Accordingly, it is difficult to quantify the potential exposure to claims in many proceedings of the type mentioned above. Unfavorable resolution of current and similar future proceedings could have a material adverse effect on our financial condition and results of operations. We may become subject to monetary and/or non-monetary sanctions and/or may be required to make significant provisions in our accounts related to legal proceedings, which could have a material adverse effect on our financial condition and results of operations.

In the past companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. In addition to the class action law suit discussed above, we may be the target of this type of litigation in the future. Litigation of this type could result in substantial costs and diversion of management’s attention and resources, which could seriously hurt our business. Any adverse determination in litigation could also subject us to significant liabilities.

Our two major shareholders currently own approximately 24% of our outstanding ordinary shares. They will therefore be able to exert significant control over matters submitted to our shareholders for approval.

Our two major shareholders, in the aggregate, beneficially own approximately 24% of our ordinary shares. This significant concentration of share ownership may adversely affect the trading price for our ordinary shares because investors often perceive disadvantages in owning stock in companies with controlling shareholders. As a result, these shareholders, if they acted together, could significantly influence or even unilaterally approve matters requiring approval by our shareholders, including the election of directors and the approval of mergers or other business combination transactions. The interests of these shareholders may not always coincide with our interests or the interests of other shareholders.

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

We are subject to the reporting requirements of the Exchange Act the Sarbanes-Oxley Act, listing requirements and other applicable securities rules and regulations. The Exchange Act requires that we file periodic reports with respect to our business and financial condition and maintain effective disclosure controls and procedures and internal control over financial reporting. In addition, subsequent rules implemented by the SEC and the NASDAQ Stock Market may also impose various additional requirements on public companies. As a result, we incur additional legal, accounting and other expenses that we did not incur as a nonpublic company. These expenses are at least several hundred thousand dollars annually.

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

We intend to take advantage of these exemptions until we are no longer an “emerging growth company.” We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of our initial public offering in 2013, (b) in which we have total annual gross revenue of at least $1.0 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our ordinary shares that is held by non-affiliates exceeds $700 million as of the prior June 30th, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period.

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

Our executive offices are located in Tel Aviv, Israel. In addition, the majority of our officers and directors are residents of Israel. Accordingly, political, economic and military conditions in Israel may directly affect our business. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its neighboring countries. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its trading partners could adversely affect our operations and results of operations. During the summer of 2006, Israel was engaged in an armed conflict with Hezbollah, a Lebanese Islamist Shiite militia group and political party and since March 2011, there has been a civil war in Syria, Israel’s neighboring country to the north. Occasionally, violence from Syria has spilled over into Israel’s border, and Israel has responded militarily several times since the onset of the civil war. During November 2012 and July 2014, Israel was engaged in an armed conflict with a militia group and political party which controls the Gaza Strip. These conflicts involved missile strikes against civilian targets in various parts of Israel, including areas in which our employees and some of our consultants are located, and negatively affected business conditions in Israel. Any armed conflicts, terrorist activities or political instability in the region could adversely affect business conditions and could harm our results of operations and could make it more difficult for us to raise capital. Parties with whom we do business may sometimes decline to travel to Israel during periods of heightened unrest or tension, forcing us to make alternative arrangements when necessary in order to meet our business partners face to face. In addition, the political and security situation in Israel may result in parties with whom we have agreements involving performance in Israel claiming that they are not obligated to perform their commitments under those agreements pursuant to force majeure provisions in such agreements.

Our commercial insurance does not cover losses that may occur as a result of an event associated with the security situation in the Middle East. Although the Israeli government has in the past covered the reinstatement value of certain damages that were caused by terrorist attacks or acts of war, we cannot assure you that this government coverage will be maintained, or if maintained, will be sufficient to compensate us fully for damages incurred. Any losses or damages incurred by us could have a material adverse effect on our business. Any armed conflicts or political instability in the region would likely negatively affect business conditions generally and could harm our results of operations.

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

Our male employees and consultants in Israel, including members of our senior management, may be obligated to perform one month, and in some cases longer periods, of annual military reserve duty until they reach the age of 40 (or older, for citizens who hold certain positions in the Israeli armed forces reserves). In this connection, we note that our Chief Executive Officer, Dr. Yaron Daniely, is 39 years old, and our Chief Financial Officer, Dr. Tomer Berkovitz, is 35 years old. In the event of a military conflict, they and other of our key personnel or consultants may be called to active duty. In response to increases in terrorist activity, there have been periods of significant call-ups of military reservists. It is possible that there will be similar large-scale military reserve duty call-ups in the future. Our operations could be disrupted by the absence of a significant number of our officers, directors, employees and consultants. Such disruption could materially adversely affect our business and operations.

Exchange rate fluctuations between the U.S. dollar and the New Israeli Shekel currencies may increase our expenses.

The vast majority of our expenses are in U.S. dollars and New Israeli Shekels, or NIS. Our functional currency is the U.S. dollar and substantially all of our financial resources are denominated by U.S. dollars. As a result, we are exposed to the risks that the NIS may appreciate relative to the U.S. dollar, or if the NIS instead devalues relative to the U.S. dollar, that the inflation rate in Israel may exceed such rate of devaluation of the NIS, or that the timing of such devaluation may lag behind inflation in Israel. In any such event, the U.S. dollar cost of our operations in Israel would increase and our U.S. dollar-denominated results of operations would be adversely affected. For instance, in 2014, approximately 13% of our expenses were denominated in New Israeli Shekel. Changes of 5% and 10% in the U.S. dollar - NIS exchange rate would have increased/decreased the operation expenses by 0.65% and 1.3%, respectively. The exchange rate as of December 31, 2014 was $1.00 = NIS 3.889. We cannot predict any future trends in the rate of inflation in Israel or the rate of devaluation (if any) of the NIS against the U.S. dollar.

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

Our obligations and limitations pursuant to the Research Law are not limited in time and may not be terminated by us at will. As of the date hereof, we have not been required to pay any royalties with respect to the OCS grants. As of the date hereof, production of bulk drug substance and drug products required for our clinical trials does not involve manufacture of OCS supported products, technologies or know-how, and/or transfer of OCS supported technologies or know-how, and therefore no OCS committee approval has been sought after or required in connection with such production by our third-party manufacturers.

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

We were incorporated in Israel. Most of our executive officers and directors reside outside of the United States, and all of our assets and most of the assets of these persons are located outside of the United States. Therefore, a judgment obtained against us, or any of these persons, including a judgment based on the civil liability provisions of the U.S. federal securities laws, may not be collectible in the United States and may not necessarily be enforced by an Israeli court. It also may be difficult for you to effect service of process on these persons in the United States or to assert U.S. securities law claims in original actions instituted in Israel. Additionally, it may be difficult for an investor, or any other person or entity, to initiate an action with respect to United States securities laws in Israel. Israeli courts may refuse to hear a claim based on an alleged violation of United States securities laws reasoning that Israel is not the most appropriate forum in which to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not United States law is applicable to the claim. If United States law is found to be applicable, the content of applicable United States law must be proven as a fact by expert witnesses, which can be a time consuming and costly process. Certain matters of procedure will also be governed by Israeli law. There is little binding case law in Israel that addresses the matters described above. As a result of the difficulty associated with enforcing a judgment against us in Israel, you may not be able to collect any damages awarded by either a United States or foreign court.

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

Item 4.               Information on the company

4.A.          History and development

We are an Israeli corporation based in Tel Aviv and were incorporated in 2008. Our principal executive offices are located at Amot Investment Building, 2 Weizman St., 9th Floor, Tel Aviv 6423902 Israel, and our telephone number is +972 72 220 4661. Our website address is www.alcobra-pharma.com. The information contained on, or that can be accessed through, our website is not part of this form. We have included our website address herein solely as an inactive textual reference.

We are an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933, or the Securities Act, as modified by the JOBS Act. As such, we are eligible to, and intend to, take advantage of certain exemptions from various reporting requirements applicable to other public companies that are not “emerging growth companies” such as not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002. We could remain an “emerging growth company” for up to five years from our initial public offering in 2013, or until the earliest of (a) the last day of the first fiscal year in which our annual gross revenue exceeds $1 billion, (b) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, which would occur if the market value of our ordinary shares that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter, or (c) the date on which we have issued more than $1 billion in nonconvertible debt during the preceding three-year period. Our wholly owned U.S. subsidiary, Alcobra, Inc., has been appointed our agent in the United States and is located at 600 West Germantown Pike, Suite 400, Plymouth Meeting, PA, 19462.

4.B.          Business overview

Who We Are

We are an emerging biopharmaceutical company primarily focused on the development and commercialization of our proprietary oral drug candidate, MDX, to treat Attention Deficit Hyperactivity Disorder, or ADHD, and other cognitive dysfunctions including Fragile X Syndrome, or Fragile X. The most common currently available treatments for ADHD are stimulants that increase the brain chemicals dopamine and norepinephrine. Stimulants have significant side effects, and are classified as controlled substances which have significant potential for misuse, abuse and addiction. MDX is not a stimulant, and works with a different mechanism of action. MDX is a proprietary, combined rapid onset/extended release formulation of the chemical pyridoxine pyroglutamate, which is more broadly known as metadoxine. Metadoxine has been available since the 1980s only in immediate release forms for the acute treatment of alcohol intoxication and the chronic treatment of alcoholic liver disease in Italy, Portugal, Hungary, Russia, India, China, Mexico and Thailand.

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

In December 2013, we completed an additional 36 subject double-blind placebo-controlled Phase 2 study in adult ADHD confirming our previous findings and highlighting the rapid onset of the drug, demonstrating efficacy over placebo from the first day of dosing using a computerized assessment tool.

In October 2014, we announced the results of a 300 subject double-blind placebo-controlled Phase 3 study in adult ADHD in 20 sites (18 in the United States and 2 in Israel). The study’s primary efficacy endpoint did not reach statistical significance. A non-significant favorable trend was observed on the primary endpoint. Other secondary measures showed strong or statistically significant trends. Similar to previous studies, the drug showed a favorable safety profile.

Pending discussions with the United States Food and Drug Administration, or the FDA, and with their agreement, we plan to initiate a second Phase 3 study clinical trial in the United States for the use of MDX to treat ADHD in adults. The design of this trial will incorporate lessons learned from the first Phase 3 such as improved powering assumptions, duration of treatment, frequency and duration of trial visits, and patient selection and enrichment methods.

We have initiated a Phase 2 study in pediatric ADHD in Israel and expect to announce the results of the study in the first quarter of 2015.

If the data from these and future clinical trials demonstrate the safety and efficacy of MDX, we will seek to obtain marketing approval from the FDA for MDX for use in ADHD. We have similar plans to seek marketing approval in the European Union, Japan and other territories.

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

ADHD is a treatable condition. The most commonly used therapeutic drugs are stimulants (Schedule II, Controlled Substances), such as Ritalin, Adderall, Vyvanse and Concerta, which are all dopaminergic (related to dopamine) and noradrenergic (related to norepinephrine) compounds with significant abuse and misuse potential because their use may lead to severe psychological or physical dependence. In addition, stimulants have numerous side effects, such as uncomfortable mental states, interference with sleep and appetite, development of nervous tics and potential cardiovascular effects resulting from increased blood pressure and heart rate. These side effects have limited effective treatment in those taking the drugs and have also dramatically limited medication adherence rates. Up to 30% to 50% of those who are prescribed stimulants for ADHD either do not respond or cannot tolerate these treatments, and only about 20% of those who are prescribed stimulants are still taking them 12 months later. There also is a non-stimulant drug approved for children and adults with ADHD called Strattera (atomoxetine), approved in 2002. This drug also has significant side effects, such as fatigue, gastrointestinal upset, sexual problems, palpitations, increased heart rate and high blood pressure and also has regulatory warning labels relating to suicidal thoughts and liver damage. Moreover, Strattera takes six to 10 weeks to achieve full clinical effectiveness. More recently, two additional non-stimulant medications were approved for use only in children and adolescents with ADHD (Intuniv (guanfacine) and Kapvay (clonidine)). These two drugs have not been approved for use in adults with ADHD and have not had significant commercial success. All approved ADHD drugs need to be carefully monitored by the treating physician to optimize the dose, starting with a low dose and slowly escalating to the most effective and tolerable dose.

In contrast to the most common available treatments which involve the use of stimulants, MDX is not a stimulant and employs a differentiated mechanism of action that is neither dopaminergic (related to dopamine) nor noradrenergic (related to norepinephrine). Our clinical trials to date have suggested a pro-cognitive effect and favorable tolerability and safety. MDX, therefore, potentially represents an effective treatment and a safer alternative to currently marketed treatments.

In addition, because of its unique mechanism of action, we believe that MDX may possibly be useful in treating additional cognitive disorders. Accordingly, we completed pre-clinical studies evaluating metadoxine in the standard mouse model of Fragile X Syndrome (Fmr1 knockout mouse), a rare neurogenetic disorder related to autism marked by severe intellectual disability. The mouse studies showed significant improvement in cognitive and social functioning following treatment with metadoxine in the Fragile X mouse model. In 2014, we initiated a Phase 2 study to evaluate the efficacy and safety of MDX for the treatment of Fragile X. We expect to complete enrollment in this study by the end of the first quarter of 2015 and we expect to announce data in the second quarter of 2015.

We have multiple claims in our issued and pending patent applications that, if issued, would prevent the use by others of metadoxine and MDX to treat ADHD, Fragile X Syndrome and other cognitive disorders. In addition, the FDA has granted Orphan Drug status to metadoxine for treatment of Fragile X Syndrome.

To date, we have not generated revenue from the sale of any product, and we do not expect to generate significant revenue unless and until we obtain marketing approval of, and commercialize, MDX. As of December 31, 2014, we had an accumulated deficit of $51.6 million, as described below under Item 5 “Operating and Financial Review and Prospects.”

Our Strategic Plan

Our objective is to develop and commercialize proprietary pharmaceutical products for treatment of central nervous system disorders, and cognitive dysfunctions in particular. To this effect, we intend to seek approval to conduct additional clinical trials for our most advanced product (MDX) and, if those trials are successful, seek marketing approval from the FDA and other worldwide regulatory bodies for MDX for the treatment of ADHD in adults and children. We also plan to advance clinical studies and commercialization plans for MDX in additional indications of cognitive dysfunction which present significant market opportunities, such as Fragile X Syndrome, where we announced positive results from pre-clinical studies. To achieve these objectives, we plan to:

•	seek the necessary regulatory approvals to continue the clinical development of MDX for the treatment of ADHD in adults and children, and, if successful, file for marketing approval in the United States (we expect to initiate a second Phase 3 study in adults with ADHD in the second quarter of 2015 and announce results in the first half of 2016);

•	initiate and complete clinical trials in EU and Japan for both adult and pediatric ADHD, and, if successful, file for marketing approval of such uses in these regions;

•	prepare to commercialize MDX for the treatment of patients with ADHD by establishing independent distribution capabilities or in conjunction with large pharmaceutical companies;

•	complete the required clinical trials, that, if successful, would allow us to request drug approval of MDX to treat children and adults with Fragile X in the United States (we expect to announce results from the Phase 2 trial during the second quarter of 2015 and possibly meet with the FDA in the third quarter of 2015); and

•	conduct early stage clinical trials into the possible use of MDX to treat other cognitive disorders and impairments.

About ADHD

The ADHD Market

The United States market size for ADHD treatment is estimated to be over $8 billion annually, which accounted for approximately 90% of the global ADHD market. The difference in market sizes between the U.S. and other countries is driven by different rates of diagnosis and treatment, different pricing, and the number of available brand name medications (non-U.S. markets are dominated by generic drugs). Global prevalence rates of the disease are estimated to be approximately 8-10% of school-aged children and approximately 4-5% of the adult population. Adult diagnosis and treatment is forecast to grow in the near future due to increased disease awareness and less sociological stigmatization towards the condition. In the United States, the rate of treatment with prescription medications is approximately 70% in children and 45% in adults. In 2014, over 63 million prescriptions were filled in the United States for approved ADHD medications versus less than 44 million in 2009. This represents a 7.7% 5 year compounded annual growth rate (CAGR). The U.S. market is projected to continue to grow in mid-single digits, driven by an increased prescription rate for adult ADHD, which has grown at approximately 10% annually over the last few years. The international ADHD market is projected to grow at a faster rate than the U.S. market in part because higher disease recognition and acceptance is expected in Japan and Europe. The estimated growth for the non-U.S. markets is also higher due to the expected launches for major ADHD drugs that have already been marketed in the United States, such as Vyvanse and Intuniv. Despite upcoming patent expiration dates and the entry of several generic compounds, the market size is expected to grow further as new drugs enter the market and compensate for the generic erosion.

Development of ADHD Symptoms

 Once perceived to only affect children, ADHD is now known to persist into adolescence and adulthood in a sizeable number of cases. The following table illustrates how the nature of ADHD symptoms changes with age:

Children	Adolescents	Adults
Hyperactive Aggressive Low frustration tolerance Impulsive	Easily distracted Inattentive	Shifts activities Easily bored Impatient Restless

Approximately 50% of adults who suffered from ADHD as children continue to have symptoms of the disorder as adults, with over 90% experiencing attention deficit symptoms and about 35% of them experiencing hyperactivity-impulsivity symptoms. As the majority of sufferers of ADHD age, their symptoms tend toward impatience, restlessness, boredom and low concentration levels from the more aggressive hyperactivity and impulsive behavior evident in children.

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

The following table illustrates the effects on society when ADHD remains untreated:

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

Key Products – ADHD

The four drugs to treat ADHD that to our knowledge had the most sales in 2013 on a worldwide basis are shown in the following table, together with the drug brand name, owner, reported 2012 sales and historic or expected peak sales. Out of the drugs listed below, Vyvanse, Concerta and Adderall XR are stimulants and Strattera is a non-stimulant drug.

Brand (launch)	Generic Name	Owner	Global Sales in 2013 U.S. Dollars in Millions	Peak Global Sales (9) U.S. Dollars in Millions
Vyvanse (2007)	Lisdexamfetamine	Shire	1,228	> 2,000 (est. 2016)
Concerta (2000)	OROS Methylphenidate	J&J	782	1,326 (2009)
Strattera (2002)	Atomoxetine	Eli Lilly	709	>900 (est. 2016)
Adderall XR (2001)	Mixed Amphetamine Salts	Shire	375	1,102 (2008)

Limitations of Current Treatment Options for ADHD

 Because of the significant side effects and abuse potential associated with current stimulant treatment options for ADHD which are classified in the same controlled substance category as narcotics, there is a significant need to develop safe and effective treatment alternatives.

Historically, the first line treatment for ADHD was stimulants, such as methylphenidate and amphetamine. These are classified as Schedule II controlled substances that can cause dependence and abuse. The danger of prescription drug abuse is one of the main causes of low treatment rates, particularly by primary care physicians (PCPs) who are the largest group of prescribers. All but one of the current drugs on the market to treat adult ADHD are stimulants. Strattera is the only drug currently on the market for adults with ADHD that is a non-stimulant. Strattera has been effective, but it also has serious side effects, such as fatigue, GI upset, sexual problems, palpitations, increased heart rate, blood pressure, and regulatory warning labels on suicidal thoughts and liver damage. Moreover, Strattera also takes six to ten weeks to achieve full clinical effects. MDX has low potential to be an abused drug, has shown efficacy after a single dose and improved safety profile, and we believe that, if approved, its market entry should increase treatment rates and drive market growth.

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

Clinical Data in ADHD

Symptom and Clinical Efficacy Measurement

There are various methodologies for evaluating and measuring changes in the symptoms of ADHD patients, including behavior rating scales conducted by an observer or the patient themselves, and computer-based cognitive performance tests. Examples of commonly used methodologies to test the clinical efficacy of ADHD pharmacotherapies include:

•	Conners’ Adult ADHD Rating Scales, or CAARS. CAARS measures the presence, frequency and severity of ADHD symptoms. The scales quantitatively measure ADHD symptoms using 18 items. The scale has been used extensively in clinical trials including pivotal adult Phase 3 studies of approved pharmacotherapies for ADHD. Behavioral rating scales, similar to the CAARS measure, but with age-appropriate questions, are used for the assessment of ADHD symptoms in children.

•	Test of Variables of Attention, or TOVA. TOVA is a computerized test that assists in the screening, diagnosis, and treatment monitoring of attention disorders such as ADHD. The test provides an objective, quantitative neurological measure of attention. The test consists of a 20-minute activity that measures responses to either visual or auditory stimuli. These measurements are then compared to the measurements of a group of people without attention disorders who complete the same test. The test provides information about a subject’s response style, such as the tendency to make impulsive errors or errors due to inattention, distraction or reaction time.

Clinical Studies

We have conducted several Phase 2 clinical trials in adult ADHD subjects in Israel, and one Phase 3 clinical trial in adult ADHD subjects in the United States and Israel, testing the safety and efficacy of our novel non-stimulant drug candidate, MDX. These trials included:

•	a Phase 2a open label proof of concept study of 40 adult ADHD subjects, followed by two extension studies to determine duration of effect and efficacy of various dosages;

•	a Phase 2b, six-week, randomized, double-blind, placebo-controlled, parallel-group, multi-center study of 120 adult ADHD subjects, in which ADHD subjects were randomly assigned in a 1:1 ratio to one of two treatment groups : a 1,400mg dose of MDX and a matching placebo;

•	a Phase 2b randomized, double-blind, placebo-controlled, cross-over single center study conducted in 36 adult subjects with PI-ADHD with 1400 mg MDX, 700 mg MDX and matching placebo; and

•	a Phase 3, six-week, randomized, double-blind, placebo-controlled, parallel-group, multi-center study of 300 adult ADHD subjects, in which ADHD subjects were randomly assigned in a 1:1 ratio to one of two treatment groups: a 1,400mg dose of MDX and a matching placebo.

Phase 2a studies

The Phase 2a study was designed to evaluate the effect of a single oral administration of MDX on cognitive function in subjects ranging from ages 18-45 who had been diagnosed as having ADHD. The study was performed at the ADHD unit of the Geha Mental Health Hospital (Israel). The primary outcome measures in the trial were the one-hour post-medication TOVA ADHD Score, and various TOVA subscores, Secondary outcome measures were subtests from the Wechsler Adult Intelligence Scale-Revised (WAIS-R test). The WAIS is a battery of tests designed to measure intelligence in adolescents and adults.

Results of this clinical study showed clinically and statistically significant improvement in all the TOVA parameters that were abnormal at baseline (see table below). “P values” are a measure of statistical significance. P is a statistical measure for the probability of an error. In clinical investigations, p<0.05 (meaning that the probability of an error in the outcome is small and less than 5%) is considered a statistically significant finding.

TOVA Outcomes in Phase 2a Study

TOVA Parameter (n=38)	Change from baseline	p
Omission Score	+12.9 (+16.6%)	p<0.03
Commission Score	+6.9 (+7.5%)	p<0.01
Response Time Score	+12.9 (+12.2%)	p<0.02
Response Time Variability Score	+24.2 (+38.6%)	p<0.001
Total ADHD Score	+3.9 (+75%)	p<0.001

Furthermore, results of the Wechsler subtests confirmed the ability of MDX to improve cognitive functions in adults with ADHD, with clinical and statistically significant improvement seen in both working memory and spatial memory tests. A significant correlation was found between the drug response measured by the TOVA and the response measured by the WISC subtests.

In an extension study to study the duration of drug benefits, 10 subjects were evaluated using TOVA immediately before, and 90 minutes, 4 hours and 7 hours after, taking a single 1400mg dose of MDX. Results demonstrated an extended effect of the drug on cognitive functions.

In another extension study designed to evaluate the relative efficacy of various MDX doses, 10 subjects were evaluated using TOVA 90 minutes after blindly taking either 700mg, 1400mg or 2100mg doses of MDX on separate occasions and in a random visit order. TOVA results following these treatments were compared to the baseline data obtained before any treatment in these subjects. Results confirmed the likely effective dose range for MDX to be 700-1400mg, demonstrating that the 1400 mg dose had the greatest magnitude of effect.

Summary of First Phase 2b Clinical Study

We completed a six-week randomized, double-blind, placebo-controlled, parallel-group, multi-center Phase 2b study in 120 adult subjects with ADHD that was performed in two centers in Israel: the ADHD unit at Geha Mental Health Hospital and the Cognitive Neurology unit at Rambam Healthcare Campus.

ADHD subjects were randomly assigned in a 1:1 ratio to one of two treatment groups: 1400mg MDX or matching placebo. The primary efficacy measure was CAARS questionnaire, and the secondary efficacy measures were the TOVA test and the Adult ADHD Quality of Life (AAQoL) questionnaire.

Significant improvements in CAARS scores (p<0.02), TOVA ADHD scores (p<0.02) and AAQoL scores (p<0.01) were observed in the MDX treated group versus the placebo group. Improvements in CAARS and TOVA scores were statistically significant over the placebo after as little as two weeks of treatment.

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

Summary of Second Phase 2b Clinical study

We completed an additional Phase 2b, randomized, double-blind, placebo-controlled, crossover comparison, single-center study in 36 adult subjects with Predominantly Inattentive ADHD (PI-ADHD). The study was designed to compare the efficacy, safety and tolerability of two doses of MDX, 1400 mg and 700 mg, and placebo for the treatment of symptoms in adults diagnosed with PI-ADHD. The primary efficacy endpoint of the study was met, as demonstrated by a significant difference between the change in TOVA ADHD score following single-dose administration of 1400 mg MDX versus Placebo (mean change 6.5 vs. 4.4 points, p=0.0084). The difference between the change in ADHD score following administration of 700 mg MDX and Placebo was not statistically significant. A significant difference was observed between the change in TOVA ADHD score between the 700 mg MDX and 1400 mg MDX. Both doses of MDX were associated with a favorable safety profile, particularly in comparison to no treatment (Pre-dose) and Placebo, per adverse event, laboratory (hematology, biochemistry, urinalysis), vital sign, ECG, and physical and neurological evaluations.

On-going Phase 2 clinical study

We are currently conducting a Phase 2 multi-center, randomized, double-blind, fixed dose study designed to evaluate the safety and tolerability of MDX in up to 82 adolescents (aged 13-17) with predominantly inattentive ADHD (PI-ADHD). The primary assessment will be safety, tolerability and pharmacokinetics. Secondary assessments include change in efficacy measures such as TOVA (Test of Variables of Attention), Wechsler Intelligence Scale for Children (WISC-IV) subtests, and working memory and processing speed.

Summary of Phase 3 study

We completed a Phase 3, 6-week, multicenter, randomized, double-blind, parallel-group, fixed-dose study of MDX 1400 mg once daily compared with placebo in 300 adults with ADHD. The study was conducted at 18 sites in the United States and 2 sites in Israel. The study was designed to evaluate the efficacy of MDX 1400 mg daily compared with placebo in the treatment of ADHD in adults as measured by the CAARS questionnaire. The primary endpoint of change from Baseline in CAARS over Weeks one through six using the MMRM analysis did not reach statistical significance with MG01CI 1400 mg versus placebo for the Intend To Treat (ITT) Population (n=297; p=0.1358).

Several statistical analyses, some defined before the trial was completed (pre-specified), and some designed after trial completion (post-hoc) identified the placebo response in this trial to be of an unusual and extreme magnitude and variability as compared to past adult ADHD trials with MDX or other approved ADHD drugs. In one such pre-specified analysis, a pre-defined criteria for identifying extreme and unexpected clinical response was applied to all trial subjects (regardless of whether treated by placebo or MDX). This analysis identified two patients who reported such extreme responses, both of whom were assigned to placebo. When data from these two patients were excluded, in accordance with the pre-specified Statistical Analysis Plan (SAP), the analysis of the primary outcome showed a near-significant trend in favor of MDX, but still did not reach statistical significance (n=295; p=.0606). The change to a near significant level demonstrates the unusual impact of only two extreme patient responses on the overall placebo response. Analysis of other assessments used in the trial such as the Clinical Global Impression-Severity (CGI-S) scores, Clinical Global Impression – Improvement (CGI-I) scores, and others showed similar near-significant or significant outcomes.

Treatment with MDX was well tolerated. The most common adverse events were headache (15.1% in the MDX group versus 12.3% in the placebo group), nausea (8.6% vs 6.2%), and fatigue (7.2% vs 8.2%). No drug-related serious adverse events were reported. No clinically significant abnormalities in any laboratory measurements, vital sign measurements, ECG parameters, suicidality questionnaires, or findings during clinical examination, including neurological examination, were observed.

P values based on MMRM analysis. Week 6 SD for MDX = 12.5 and for PBO = 11.8

1 CAARS-Inv Total ADHD Symptom Score LS Mean (± SEM) Change from Baseline

2 3 patients enrolled in the study did not have any post-baseline efficacy assessment

Summary of Clinical Data in ADHD and Key Conclusions

We have conducted three Phase 2 efficacy studies in adults with ADHD using MDX. Doses of MDX tested in the studies ranged from 700 mg to 2100 mg MDX, and safety and efficacy have been examined after both single and repeated administrations. After a single dose of 1400 mg MDX, an immediate response and clinically meaningful improvement in performance (as reflected by TOVA and WAIS-R scores) was seen, with improvements in response time and response time variability scores up to 7 hours post-dose. Administration of a single 1400 mg dose of MDX resulted in similar changes in the TOVA. A comparison of the effect of single doses of 700 mg, 1400 mg, and 2100 mg MDX indicated the possible superiority of the 1400 mg dose. When this dose of MDX was administered over a six-week period in adults with ADHD, there was a significant improvement in ADHD symptoms and subjects’ quality of life responses compared with placebo.

In our Phase 3 efficacy study of MDX in adults with ADHD, only a non-statistically significant trend favoring MDX was observed. Rigorous statistical analyses demonstrated an unusually high placebo response and variability in this trial, mostly due to two patients who were assigned to placebo and reported unusually and unreasonably high clinical responses. Multiple analyses of the primary and secondary endpoints provided supportive evidence of a signal of efficacy of MDX over placebo. Appropriate measures to better control placebo response in future trials of MDX are being evaluated.

In all studies, MDX was well tolerated. The most commonly reported adverse events in the various clinical studies were nausea, fatigue and headache. In the first Phase 2b study described above, transient moderate nausea, lasting from one to two days, was the only adverse event to occur exclusively in the MDX group, with an incidence of approximately 17%; fatigue was largely the same in the control groups (27%) and the MDX groups (31%), and headache occurred notably less frequently in the MDX group, in about 29% of the subjects, as compared with 38% of the subjects in the placebo group. In the second phase 2b study described above, the most common adverse events reported during the treatment period were fatigue and headache. There were no serious or severe adverse events in these three clinical trials, and no clinically significant treatment-related abnormalities in vital signs, electrocardiograms (ECG), physical examination, and clinical labs (hematology, chemistry, and urinalysis). In the Phase 3 study, the most common adverse events were headache (15.1% in the MDX group vs 12.3% in the placebo group), nausea (8.6% vs 6.2%), and fatigue (7.2% vs 8.2%). No drug-related serious adverse events were reported. No clinically significant abnormalities in laboratory values, vital sign measurements, ECG parameters, suicidality questionnaires, or findings during clinical examination, including neurological examination, were observed.

In addition, products containing metadoxine outside the United States cite infrequent diarrhea and moderate skin rash.

Planned clinical studies in ADHD

Pending discussions with the FDA, and with their agreement, we plan to initiate a second Phase 3 clinical trial in the United States for the use of MDX to treat ADHD in adults. The design of this trial will incorporate lessons learned from the first Phase 3 study, such as improved powering assumptions, duration of treatment, frequency and duration of trial visits, and site and patient selection and enrichment methods. Many of these design elements are targeted at achieving a more acceptable group placebo response and specifically excluding patients with extreme and unreasonable clinical response to placebo treatment.

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

Fragile X is the most common single gene cause of intellectual disability and autism and an unmet medical need exists with no approved drugs for the treatment of Fragile X. Fragile X is named for the broken microscopic appearance of the X chromosome, one of the sex-linked chromosomes, that is observed in people with the syndrome. Fragile X Syndrome affects all ethnic groups worldwide, with the full mutation expansions in FMR1 (≥200 CGG repeats) occurring at an estimated frequency of 1:3600 males and 1:4000 to 6000 females. Fragile X is a rare disease, as defined by the Orphan Drug Act.

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

Individuals with Fragile X often have a number of behavioral symptoms, including inattention, hyperactivity, impulsivity, autistic symptoms, shyness, aggression, social anxiety, hand flapping, hand biting, and high sensitivity to being touched. Autism spectrum disorder (ASD) is seen in approximately 30% of males and 20% of females with Fragile X, and an additional 30% of Fragile X individuals display autistic symptoms without having the ASD diagnosis. ADHD is commonly diagnosed in Fragile X, and has been reported to occur in approximately 60-75% of males with Fragile X.

Limitations of Treatment Options for Fragile X Syndrome

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

Metadoxine treatment rescued behavioral impairments of learning, memory, and social interaction in both adult (six-month-old) and juvenile (two-month-old) Fmr1 KO mice, indicating that behavioral effects of metadoxine are independent of age. These behavioral findings are consistent with results of clinical trials of MDX in human adults with ADHD that demonstrated statistically significant improvements in several neuropsychological measures of selective and sustained attention after MDX treatment. Metadoxine-treated Fmr1 KO mice (two-month-old and six-month-old) showed significant improvements in behavioral outcomes, including contextual fear conditioning (a test used to examine learning and working memory), social recognition and social memory and T-maze learning task (assessing spatial working memory skills), compared with vehicle-treated Fmr1 KO mice.

Behavioral Assessments in Metadoxine-treated Fmr1 Knockout (KO) Mice

Six-month-old and two-month-old Fmr1 KO and wild-type (WT) mice (n = 10 per group) were treated intraperitoneally with metadoxine (M) 150 mg/kg or placebo (V) for seven days and assessed for behavior and memory tasks. For the learning task, two-month-old Fmr1 KO and WT mice (n = 10 per group) were also treated intraperitoneally with M at 100 and 200 mg/kg or V (in addition to 150 mg/kg). Assessments included learning deficits (A and B), social approach deficits (E), and spatial working memory deficits (D). Data are mean ± SD. NS = not significant.

The positive findings in behavioral outcomes following treatment with metadoxine (contextual fear conditioning and social interaction) detailed above were highly reproducible. Additionally, improved cognitive and social functions were associated with reduction of whole brain and blood levels of over-activated biological markers, Akt and Extracellular signal-related Kinase (ERK) following treatment with metadoxine in Fmr1 KO mice. The Akt and ERK pathways are thought to play a critical role in impaired synaptic plasticity underlying learning and memory in Fragile X Syndrome patients. Further evaluation of the effect of metadoxine on these biomarkers in several subregions of the brain implicated in cognition revealed that metadoxine reversed the hyperactivation of Akt and ERK in the hippocampus, prefrontal cortex, and striatum of Fmr1 KO mice. Normalization of Akt and ERK hyperactivity in both brain subregions and in peripheral blood by metadoxine suggests a possible mechanism for the therapeutic potential of metadoxine in disorders associated with cognitive impairment. Akt and ERK activity in peripheral blood appear to be reliable biomarkers of metadoxine treatment effects on behavior, and could potentially be used in clinical trials to identify patients who are more likely to respond to metadoxine treatment and as a tool to monitor clinical response over time.

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

Normalization of hippocampal abnormal neuronal morphology, exaggerated protein synthesis, hyperactivated Akt and ERK (2 signaling pathways involved in synaptic plasticity), and improvements in cognitive function deficits are consistent with a pro-cognitive effect of metadoxine.

All assessments were scored blindly (raters were not aware of the treatment each mouse received). These findings suggest the potential to translate into a clinical trial of MDX in Fragile X.

Phase 2 clinical trial

We are currently conducting a Phase 2b 6-week, randomized, multicenter, placebo-controlled, double-blind, parallel group study of MDX once daily in approximately 60 adolescents and adults with Fragile X Syndrome. The study is being conducted at 12 clinical sites in the US and 1 clinical site in Israel.  The primary assessment in the study is the inattentive subscale of the ADHD-Rating Scale IV (ADHD RS-IV). Secondary efficacy assessments include the total ADHD RS-IV score, behavior ratings, neurocognitive measures and a functional rating scale. Safety and tolerability of once-daily MDX treatment will be evaluated on the basis of adverse events, laboratory test results, ECG parameters, and vital sign measurements.

MDX Overview and Mechanism of Action

MDX is a proprietary, combined rapid onset/extended release formulation of the chemical Pyridoxine Pyroglutamate, which is more commonly known as metadoxine. MDX consists of a single bi-layer oral tablet, which includes both a rapid onset release metadoxine formulation and a slow release metadoxine formulation together providing the desired dual release profile. The new extended-release formulation prolongs the human plasma levels of metadoxine for up to 12 hours, which results in enhanced efficacy benefits.

Metadoxine has been available since the 1980s in immediate release forms for the acute treatment of alcohol intoxication and the chronic treatment of alcoholic liver disease. Metadoxine was approved for these indications in Italy, Portugal, Hungary, Russia, India, China, Mexico and Thailand. A literature survey covering over 20 years of post-marketing surveillance identifies only a few cases of minor adverse events. To our knowledge, no drug-related serious adverse events have ever been reported. We have multiple claims in our issued patents and pending patent applications that may prevent the use of metadoxine by others to treat ADHD, Fragile X Syndrome and other cognitive disorders.

Normally, the levels of neurotransmitters in the brain, such as dopamine, norepinephrine and serotonin, are fully regulated in order to ensure proper neurological function and neuron-to-neuron communication. Communication between neurons is achieved by the controlled release of neurotransmitters from one neuron, their transport by a dedicated transporter across the synapse (the gap between two neurons) to another neuron, and their binding and internalization into the target neuron using a unique, designated receptor. One of the purported causes of the symptoms of ADHD is low levels in the brain of these neurotransmitters causing the lack of regulation of neuronal networks.  In the design of pharmacological treatments for ADHD, low neurotransmitter levels can be modulated and reversed through enhancing the release, delivery and/or blocking the reuptake of neurotransmitters by their respective plasma transporters/receptors. All stimulants increase dopamine and norepinephrine levels. Atomoxetine (Strattera), the only non-stimulant approved for ADHD in adults, works through modulating norepinephrine. Our preclinical studies indicate that metadoxine exerts its effects through a monoamine-independent mechanism of action. A single oral administration of metadoxine was found to have no effect on dopamine, norepinephrine, or serotonin levels, as measured by dual-probe microdialysis in the frontal cortex and striatum of rats and also by in vivo proton magnetic resonance spectroscopy (1H-MRS) in the striatum of rats. In addition, and in contrast to approved ADHD pharmacotherapies, in vitro binding assays further detailed below revealed that metadoxine does not bind to any dopamine, norepinephrine, or serotonin transporters, or dopamine and norepinephrine receptors, while it binds significantly to the GABA transporter. Metadoxine was also found to have no effect on in vivo metabolites in the 1H-MRS imaging study mentioned above. Furthermore, metadoxine displays a dose-dependent, reversible reduction in the overall excitability and enhancement of GABAergic inhibitory transmission via presynaptic modulation in striatal medium spiny neurons, as measured by electrophysiologic recordings from mice corticostriatal slices. These findings were confirmed by pharmacologic magnetic resonance imaging (phMRI) of conscious rats demonstrating that single administration of metadoxine produced a significant decrease in blood-oxygen-level dependent (BOLD) signal (indicating reduced brain activity) in highly selective regions of the brain (including the prefrontal cortex, striatum, thalamus and cerebellum) related to executive function, learning and memory, motivation, information integration and processing, attention, and cognition. These neuronal circuits are known to be dysregulated in ADHD patients. In addition, none of the mesolimbic dopamine system brain regions (such as the nucleus accumbens), known to be involved in the reinforcing effects of stimulant medications, were significantly affected by metadoxine.

Metadoxine was further tested in multiple animal abuse liability studies in order to assess its abuse potential. The self-administration, dependence/tolerance and drug discrimination studies revealed that (i) metadoxine does not serve as a positive reinforce in rats in comparison to methylphenidate, (ii) metadoxine does not produce either tolerance during prolonged administration nor a syndrome of behavioral and/or physical dependence on abrupt withdrawal in comparison to morphine and (ii) metadoxine does not generalize to d-amphetamine, indicating that it does not generate the stimulant discriminative effect evoked by amphetamine and methylphenidate. Altogether, these findings confirm and extend the phMRI data and further demonstrate that metadoxine is likely to be devoid of recreational abuse potential in humans.

The neural networks operating in the brain are directed by various receptors and associated signals. One way to affect these networks is to identify a drug that binds to a specific site and inhibits the action of a specific protein or signal. In further investigating the proposed mechanism of action for MDX, over 80 different cellular targets, such as receptors and transporters, were tested in the laboratory for binding with metadoxine. Binding of metadoxine was tested on targets that are part of the muscarinic, adrenergic, dopamine, serotonin, glutamate and GABA, noradrenaline, opioid and cannabinoid networks. These networks each function to orchestrate different activities and signals in different regions of the brain using different protein agents. Metadoxine displayed extensive and highly specific receptor binding to only one of the serotonin receptors family members, named 5-HT2B. Selectivity in binding is important because the goal is to bind only with the targeted receptor to achieve the desired therapeutic effect and not bind to other targets where it may have undesired side effects. The specific binding to 5-HT2B was further characterized by a functional test in rat stomach fundus aimed at measuring whether metadoxine is an activator (agonist) or a deactivator (antagonist) of the 5-HT2B receptor. This assay concluded that metadoxine shows no agonist activities on this receptor, while its entire activity is as an antagonist, thereby reducing binding of the natural molecules that normally attach this receptor. The dysregulation of serotonergic pathways has long been genetically implicated in the susceptibility of ADHD and the 5-HT2B receptor has been associated with ADHD in studies exploring the hereditary basis of ADHD, as well as in studies that attempt to understand the molecular basis of this and other cognitive disorders.

Certain serotonin receptors, including 5-HT2B, are purportedly capable of activating the ERK and Akt pathways directly, rather than exclusively through indirect activation via the synthesis of peptide growth factors. The reduction of ERK and Akt hyperactivation observed in Fmr1 KO mice after metadoxine treatment may be due in part to antagonism of 5-HT2B receptors in the central nervous system. Therefore, the pro-cognitive effects of metadoxine may result from the normalization of these pathways thought to be involved in synaptic plasticity.

Our working hypothesis is therefore that treatment of metadoxine, a selective antagonist of 5-HT2B receptors may inhibit Akt and ERK signaling, and thus mediate a potential therapeutic benefit in neuronal impairment by facilitating synaptic plasticity underlying learning and memory. In support of this hypothesis, we observed a dose-dependent reduction of the overall synaptic excitability, enhanced GABAergic inhibitory synaptic transmission and specific phMRI profile of reduced brain activity, indicating that metadoxine may rescue neuronal hyperexcitability and neuronal circuit dysfunctions and may be beneficial in several neurodevelopmental disorders, such as FXS in whom there is excitatory/inhibitory synaptic transmission imbalance.

In summary, we believe that MDX demonstrates a novel and unique monoamine-independent mechanism of action characterized by selective antagonism of 5-HT2B receptor and facilitation of GABAergic inhibitory transmission. These characteristics indicate that metadoxine is a potential novel pro-cognitive agent with a well-established safety profile and putatively low risk of abuse with the potential to treat neurocognitive disorders such as ADHD and FXS.

Commercialization

In 2014, Mr. David Baker joined Alcobra as Chief Commercial Officer to lead the pre-commercialization activity. However, we currently do not have any internal sales or distribution infrastructure. In the event we receive regulatory approval for MDX, we intend, where appropriate, to pursue commercialization relationships with pharmaceutical companies and other strategic partners providing for distribution through their sales and marketing organizations, or build an internal commercial infrastructure.

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

Research and Development

We are conducting development activities to expand the commercial potential of MDX. We sponsor and conduct clinical research activities with investigators and institutions to measure key clinical outcomes that are necessary in order for us to be able to file an NDA with the FDA and equivalent filings with other regulatory authorities. For the years ended December 31, 2014, 2013 and 2012, we incurred $25,105,000, $7,066,000 and $818,000, respectively, of research and development expense.

Our recently completed Phase 3 clinical trial in adults with ADHD was conducted at 20 clinical sites: 18 in the United States and 2 in Israel. Our Phase 2 trial in pediatric ADHD is being conducted at 6 clinical sites in Israel. Our Phase 2b trial in Fragile X is being conducted at 13 active sites: 12 in the United States and 1 in Israel. In connection with such efforts we engaged third parties, including a CRO, and entered into customary clinical trials agreements with the clinical sites.

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

Manufacturing

We currently have no manufacturing facilities and no personnel with commercial-scale manufacturing experience. We currently rely on third-party manufacturers to produce bulk drug substance and drug products required for our clinical trials, respectively. We have entered into a customary clinical trial material manufacturing agreement. Supply under the agreement is done by purchase orders, there are no minimum purchase requirements or unusual financial arrangements and the agreement is terminable at will by either party.  We plan to continue to rely upon contract manufacturers and, potentially, collaboration partners to manufacture commercial quantities of our drug product candidates if and when we receive approval for marketing by the applicable regulatory authorities.

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

We have three patents issued in the United States and three patents issued in other jurisdictions. We cannot be sure that any additional patents will be granted with respect to any of our pending patent applications or with respect to any patent applications filed by us in the future. There is also a significant risk that any issued patents will have substantially narrower claims than those that are currently sought. Even with respect to any patents that may be issued to us, we cannot be sure that any such patents will be commercially useful in protecting our technology. Any patents issued with respect to our current patent applications would expire from 2028 to 2030. We also rely on trade secrets to protect our product candidates. Our commercial success also depends in part on our non-infringement of the patents or proprietary rights of third parties. For a more comprehensive discussion of the risks related to our intellectual property, please see “Risk Factors — Risks Related to Our Intellectual Property.”

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

Our objective is to conduct additional clinical trials for MDX in adults and children and, if those trials are successful, seek marketing approval from the FDA and other worldwide regulatory bodies. To achieve this objective, we plan to complete at least one additional Phase 3 clinical trial of MDX for the treatment of ADHD in adults, and, if successful, proceed with two adequate and well controlled clinical trials in the pediatric ADHD population. The first NDA submission is expected to be in the United States. We completed a Phase 2b trial in 2011 and a Phase 3 study in 2014. A meeting with the FDA is planned in the first quarter of 2015. We plan to follow this process also with respect to the other cognitive disorders, such as Fragile X.

For purposes of NDA approval, human clinical trials are typically conducted in phases that may overlap.

•	Phase 1. The drug is initially introduced into healthy human subjects and tested for safety, dosage tolerance, absorption, metabolism, distribution and excretion. In the case of some products for severe or life-threatening diseases, especially when the product may be too inherently toxic to ethically administer to healthy volunteers, the initial human testing is often conducted in patients.

•	Phase 2. This phase involves trials in a limited subject population to identify possible adverse effects and safety risks, to preliminarily evaluate the efficacy of the product for specific targeted diseases and to determine dosage tolerance and optimal dosage. Phase 2 studies may be sub-categorized to Phase 2a studies which are smaller, pilot studies to evaluate limited drug exposure and efficacy signals, and Phase 2b studies which are larger studies testing more rigorously both safety and efficacy.

•	Phase 3. This phase involves adequate and well controlled trials undertaken to further evaluate dosage, clinical efficacy and safety in an expanded subject population, often at geographically dispersed clinical trial sites. These trials are intended to establish the overall risk/benefit ratio of the product and provide an adequate basis for product labeling.

All of these trials must be conducted in accordance with good clinical practice requirements in order for the data to be considered reliable for regulatory purposes.

Typically, if a drug product is intended to treat a chronic disease, as is the case with MDX when it is intended to treat ADHD and Fragile X, safety and efficacy data must be gathered over an extended period of time, which can range from 12 months to three years or more. Government regulation may delay or prevent marketing of product candidates or new drugs for a considerable period of time and impose costly procedures upon our activities. We cannot be certain that the FDA or any other regulatory agency will grant approvals for MDX or any future product candidates on a timely basis, if at all. Success in early stage clinical trials does not ensure success in later stage clinical trials. Data obtained from clinical activities is not always conclusive and may be susceptible to varying interpretations, which could delay, limit or prevent regulatory approval.

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

Pediatric Research Equity Act

The Pediatric Research Equity Act, or PREA, amended the FDCA to authorize the FDA to require certain research into drugs used in pediatric patients. The intent of the PREA is to compel sponsors whose drugs have pediatric applicability to study those drugs in pediatric populations, rather than ignoring pediatric indications for adult indications that could be more economically desirable. The Secretary of Health and Human Services may defer or waive these requirements under specified circumstances. The FDA may decide that an NDA will be approved only following completion of additional pediatric studies.

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

There are also an increasing number of state laws that require manufacturers to make reports to states on pricing and marketing information. Many of these laws contain ambiguities as to what is required to comply with the laws. In addition, a similar federal requirement Section 6002 of the PPACA, commonly referred to as the “Physical Payments Sunshine Act” requires manufacturers to track and report to the federal government certain payments made to physicians and teaching hospitals made in the previous calendar year. These laws may affect our sales, marketing, and other promotional activities by imposing administrative and compliance burdens on us. In addition, given the lack of clarity with respect to these laws and their implementation, our reporting actions could be subject to the penalty provisions of the pertinent state, and soon federal, authorities.

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

Our headquarters is currently located in Tel Aviv, Israel and consists of approximately 3,200 square feet of leased office space under a lease for three years, starting April 17, 2014. We have also leased an additional office in Petah Tikva, Israel of approximately 1,400 square feet. Our wholly owned subsidiary, Alcobra Inc. leases an office for our U.S. employees in the greater Philadelphia area, with approximately 500 square feet. We believe that our existing and planned facilities are adequate to meet our current needs and that suitable additional alternative spaces will be available in the future on commercially reasonable terms.

We consider that our current office space is sufficient to meet our anticipated needs for the foreseeable future and is suitable for the conduct of our business.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

We are an emerging biopharmaceutical company primarily focused on the development and commercialization of our proprietary oral drug candidate, MDX, to treat ADHD and other cognitive dysfunctions including Fragile X Syndrome. The most common currently available treatments for ADHD are stimulants that increase the brain chemicals dopamine and norepinephrine. Stimulants have significant side effects, and are classified as controlled substances which have significant potential for misuse, abuse and addiction. MDX is not a stimulant, and works with a different mechanism of action. MDX is a proprietary, combined rapid onset/extended release formulation of the chemical pyridoxine pyroglutamate, which is more broadly known as metadoxine. Metadoxine has been available since the 1980s only in immediate release forms for the acute treatment of alcohol intoxication and the chronic treatment of alcoholic liver disease in Italy, Portugal, Hungary, Russia, India, China, Mexico and Thailand. In September 2011, we completed a 120 subject double-blind placebo-controlled Phase 2 study in adult ADHD subjects in Israel that showed statistically significant improvement in clinical ADHD symptoms, and also showed favorable tolerability with no significant side effects over a placebo. The trial met all primary and secondary clinical endpoints showing statistically significant improvement over the placebo-treated control group. In December 2013, we completed an additional 36 subject double-blind placebo-controlled Phase 2 study in adult ADHD confirming our previous findings and highlighting the rapid onset of the drug, demonstrating efficacy over placebo from the first day of dosing. In October 2014, we announced the results of a 300 subject double-blind placebo-controlled Phase 3 study in adult ADHD in 20 sites (18 in the United States and 2 in Israel). The study’s primary efficacy endpoint did not reach statistical significance. A non-significant favorable trend was observed on the primary endpoint. Other secondary measures showed strong or statistically significant trends. Similar to previous studies, the drug showed a favorable safety profile.

Pending discussions with the FDA and with their agreement, we plan to initiate a second Phase 3 study clinical trial in the United States for the use of MDX to treat ADHD in adults. The design of this trial will incorporate lessons learned from the first Phase 3 such as improved powering assumptions, duration of treatment, frequency and duration of trial visits, and patient selection and enrichment methods.

We have initiated a Phase 2 study in pediatric ADHD in Israel and expect to announce the results of the study in the first quarter of 2015. The requirements to conduct pediatric clinical trials are more stringent than those for adults.

If the data from these and future clinical trials demonstrate the safety and efficacy of MDX, we will seek to obtain marketing approval from the FDA for MDX for use in ADHD. We have similar plans to seek marketing approval in the European Union, Japan and other territories.

We are currently conducting a Phase 2b clinical trial of MDX in approximately 60 adolescents and adults with Fragile X Syndrome. The study is being conducted at 12 clinical sites in the US and 1 clinical site in Israel.  We expect to announce the results of the study in the second quarter of 2015. If the data from this and future clinical trials support it, we plan to request a marketing authorization.

We have multiple claims in our issued and pending patents and patent applications that, if issued, would prevent the use by others of metadoxine and MDX to treat ADHD, Fragile X Syndrome and other cognitive disorders. In addition, the FDA has granted Orphan Drug status to metadoxine for treatment of Fragile X Syndrome.

To date, we have not generated revenue from the sale of any product, and we do not expect to generate significant revenue unless and until we obtain marketing approval of, and commercialize, MDX. As of December 31, 2014, we had an accumulated deficit of $51.6 million.

Operating Expenses

Our current operating expenses consist of three components – research and development expenses, pre-commercialization expenses and general and administrative expenses.

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

The following table discloses the breakdown of research and development expenses:

	December 31,
(in thousands of U.S. dollars)	2014	2013	2012

Cost to third party clinical consultants and expenses related to conducting clinical trials	$21,239	$5,841	$663
Salaries and related personnel expenses	1,521	590	56
Share-based compensation	1,773	430	*)
Travel expenses	190	97	48
Other expenses	382	108	51
Total	25,105	$7,066	818

*) Represents an amount less than $1.

Pre commercialization Expenses

Pre-commercialization expenses consist primarily salary and related expenses, share-based compensation expense and professional services fees in connection with business development and market research for the company's product.

The following table discloses the breakdown of pre commercialization expenses:

	December 31,
(in thousands of U.S. dollars)	2014	2013	2012

Share-based compensation	$616	-	-
Professional services	1,067	-	-
Salaries and related personnel expenses	355	-	-
Travel expenses	69	-	-
Other expenses	27	-	-
Total	2,134	-	-

General and Administrative Expenses

General and administrative expenses consist primarily of salaries and related personnel expenses, share-based compensation expense, professional service fees for accounting, legal and bookkeeping and other general and administrative expenses.

The following table discloses the breakdown of general and administrative expenses:

	December 31,
(in thousands of U.S. dollars)	2014	2013	2012

Share-based compensation	$1,700	$1,110	$26
Professional services	2,172	1,065	211
Salaries and related personnel expenses	1,498	789	331
Travel expenses	224	131	53
Other expenses	245	129	62
Total	5,839	3,224	683

Results of Operations

	December 31,
	2014	2013	2012
	(in thousands of U.S. dollars)

Research and development expenses	$25,105	$7,066	$818

Pre-commercialization expenses	2,134	-	-

General and administrative expenses	5,839	3,224	683

Operating loss	33,078	10,290	1,501

Financial Expense (Income), net	(227)	197	78

Tax Expenses (Benefits)	(17)	61	-

Net loss attributable to holders of ordinary shares	$32,834	$10,548	$1,579

Comparison of the Year ended December 31, 2014 to the Year Ended December 31, 2013 to the Year Ended December 31, 2012

Research and development expenses

Our research and development expenses for the year ended December 31, 2014, amounted to $25,105,000, representing an increase of $18,039,000, or 255%, compared to $7,066,000 for the year ended December 31, 2013. The increase is primarily due to an increase in third party clinical consultants' expenses related to conducting clinical trials in an amount of $15,398,000, and increase of $931,000 in salaries and related personnel expenses and increase of $1,343,000 in share based compensation expenses.

Our research and development expenses for the year ended December 31, 2013, amounted to $7,066,000, representing an increase of $6,248,000, or 764% compared to $818,000 for the year ended December 31, 2012. The increase is primarily due to an increase in third party clinical consultants expenses and expenses related to conducting clinical trials in an amount of $5,178,000, an increase of $534,000 in salaries and related personnel expenses reflecting an increase in the number of employees and salary increases and an increase of $430,000 for share based compensation expenses.

Pre-commercialization expenses

Pre-commercialization expenses consist primarily of salary and related expenses, share-based compensation expense and professional services fees in connection with business development and market research for our product candidate.

Our pre-commercialization expenses for the year ended December 31, 2014, amounted to $2,134,000 and consisted of primarily expense related to professional service in the amount of $1,067,000, expense related to share based compensation in the amount of $616,000 and salaries and related personnel expenses in the amount of $355,000. No pre-commercialization expenses incurred on previous years.

General and administrative expenses

Our general and administrative expenses totaled $5,839,000 for the year ended December 31, 2014, an increase of $2,615,000, or 81%, compared to $3,224,000 for the year ended December 31, 2013. The increase resulted primarily from an increase of $1,107,000 in professional services, an increase of $590,000 in share based compensation expenses and increase of $709,000 in salaries and related personnel expenses. Our general and administrative expenses totaled $3,224,000 for the year ended December 31, 2013, an increase of $2,541,000, or 372%, compared to $683,000 for the year ended December 31, 2012. The increase resulted primarily from an increase of $1,084,000 in share-based compensation expenses, an increase of $458,000 in salaries and related personnel expenses, an increase of $854,000 in professional services and an increase of $78,000 in travel expenses.

Operating loss

As a result of the foregoing, our operating loss for the year ended December 31, 2014, was $33,078,000, as compared to an operating loss of $10,290,000 for the year ended December 31, 2013, an increase of $22,788,000, or 221%.

Operating loss for the year ended December 31, 2013, was $10,290,000, as compared to an operating loss of $1,501,000 for the year ended December 31, 2012, an increase of $8,789,000, or 586%.

Financial expense

We recognized financial income of $227,000 for the year ended December 31, 2014, representing an increase of $424,000, compared to financial expenses of $197,000 for the year ended December 31, 2013. The increase is primarily due to interest on deposits during 2014. We recognized financial expenses of $197,000 for the year ended December 31, 2013, representing an increase of $119,000, or 153%, compared to financial expenses of $78,000 for the year ended December 31, 2012. The increase is primarily due to the conversion of our convertible notes converted during 2013.

Tax Expenses

We recognized $17,000 of tax benefits for the year ended December 31, 2014, as compared to tax expenses of $61,000 for the year ended December 31, 2013, a decrease of $78,000. Our tax expenses consist of tax liabilities of our wholly owned subsidiary, Alcobra Inc., resulting from services Alcobra Inc. provides to us in accordance with an arms’ length services agreement.

Loss

As a result of the foregoing, our loss for the year ended December 31, 2014 was $32,834,000, as compared to $10,548,000 for the year ended December 31, 2013, an increase of $22,286,000, or 211%.

Our loss for the year ended December 31, 2013 was $10,548,000, compared to $1,579,000 for the year ended December 31, 2012, an increase of $8,969,000, or 568%.

Critical Accounting Policies and Estimate

We describe our significant accounting policies more fully in Note 2 to our financial statements for the year ended December 31, 2014. We believe that the accounting policies below are critical in order to fully understand and evaluate our financial condition and results of operations.

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

Subject to certain conditions set forth in the JOBS Act, as an “emerging growth company”, we elected to rely on other exemptions, including without limitation, (i) providing an auditor’s attestation report on our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act and (ii) complying with any requirement that may be adopted by the PCAOB regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (auditor discussion and analysis). These exemptions will apply for a period of five years following the completion of our initial public offering or until we are no longer an “emerging growth company,” whichever is earlier.

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

Share price – Up until our initial public offering, because there had been no public market for our ordinary shares, the fair value of the ordinary shares underlying the options had been determined by our management, using the assistance of an independent valuation firm. Following our initial public offering, fair market value has been determined by NASDAQ Capital Market and NASDAQ Global Market quotes.

During 2014, our Board of approved the grant by us of options to purchase 1,154,345 of our Ordinary Shares, or the 2014 Grant, subject to the terms and condition of our 2010 Incentive Option Plan and other certain performance conditions.

On December 16, 2014, and as part of the 2014 Grant, we granted to certain employees and officers options to purchase 604,845 of the Company's Ordinary Shares, subject to the cancellation of 372,345 unvested options to certain officers. The Company accounted for the cancellation of options, accompanied by the concurrent grant of options in accordance with ASC 718-20-35-8 and calculated the incremental compensation cost as the excess of the fair value of the replacement award over the fair value of the cancelled award at the cancellation date.

Options granted during 2013 were mostly granted at the initial public offering price or the applicable closing price of our ordinary shares at the grant date.

Liquidity and Capital Resources

Overview

Since our inception through December 31, 2014, we have funded our operations principally with $63.2 million from the sale of ordinary shares, preferred shares and convertible notes. As of December 31, 2014, we had $2,176 million in cash and cash equivalents and an additional amount of $19,522 million in a short-term deposit. This amount does not include approximately $27.9 million of net proceeds from a public offering that we completed in January, 2015.

	Years Ended December 31,
	2014	2013	2012
	(in thousands of U.S. dollars)

Operating activities	$(28,326)	$(7,353)	$(1,583)

Investing activities	8,407	(28,047)	1,024

Financing activities	-	57,398	601

Net increase (decrease) in cash and cash equivalents	$(19,919)	$21,998	$42

Operating Activities

Net cash used in operating activities of $28.3 million during the year ended December 31, 2014 was primarily used for payment of $24.2 million for clinical trials and other third party related expenses and for professional services, $0.5 million for travel expenses and an aggregate of $3.3 million in salary payments. The remaining amount of $0.3 million was for other miscellaneous expenses.

Net cash used in operating activities of $7.4 million during the year ended December 31, 2013 was primarily used for payment of $5.7 million for clinical trials and other third party related expenses and for professional services, $0.2 million for travel expenses and an aggregate of $1.3 million in salary payments. The remaining amount of $0.2 million was for other miscellaneous expenses.

Net cash used in operating activities of $1.6 million during the year ended December 31, 2012 was primarily used for payment of $0.8 million for clinical trials and other third party expenses and an aggregate of $0.3 million in salary payments. The remaining amount of $0.5 million was for travel, rent and other miscellaneous expenses.

Investing Activities

Net cash provided by investing activities of $8.4 million during 2014 reflected the withdrawal of short term deposits into cash in the amount of $8.5 million and the purchase of property and equipment purchase of $0.1 million.

Net cash used in investing activities of $28 million during 2013 reflected our use of cash to invest in short term deposits.

In 2012, we withdrew $517 of short-term bank deposits and $506 of restricted bank deposits into cash.

Financing Activities

There were no financing activities in the year ended December 31, 2014.

Net cash provided by financing activities of $57.4 million in the year ended December 31, 2013, consisted of a $21.9 million of proceeds from our initial public offering, $0.1 million of proceeds from issuance of convertible notes (that were converted into our ordinary shares at the time of our initial public offering), and $35.4 million of proceeds from a follow on public offering of our ordinary shares.

Net cash provided by financing activities in the year ended December 31, 2012 consisted of $0.6 million of net proceeds from the issuance of convertible notes (that were converted into our ordinary shares at the time of our initial public offering).

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

As of December 31, 2014, our cash, cash equivalents and short term deposits totaled $21.7 million. On January 14, 2015, we completed a public offering of 7,475,000 ordinary shares. The offering price was $4.00 per share, and the net proceeds to the Company from the sale of the shares were approximately $27.9 million. Our current investment policy is to invest available cash in bank deposits with banks that have a credit rating of at least A-minus.

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

•     the magnitude of our general and administrative expenses;

•     and payments to the OCS.

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

5.E	Off-Balance Sheet Arrangements

We currently do not have any off-balance sheet arrangements.

5.F	Contractual Obligations

The following table summarizes our contractual obligations at December 31, 2014:

	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years
	(in thousands of U.S. dollars)
Operating leases:
Facility	356	157	199
Motor Vehicles	14	14

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A.	Directors and senior management

Executive Officers and Directors

The following table sets forth information regarding our executive officers, key employees and directors as of February 24, 2015:

Name	Age	Position

Howard B. Rosen	57	Chairman of the Board of Directors

Dr. Yaron Daniely	39	Chief Executive Officer, President and Director

Arieh Ben Yosef (1) (2)	62	Director

Daniel E. Geffken	58	Director

Dr. Hadas Gelander (1) (2)	49	Director

Ehud (Udi) Gilboa	48	Director

Ori Mor (1) (2)	44	Director

Dr. Aharon Schwartz	72	Director

Dr. Tomer Berkovitz	35	Chief Financial Officer

Dr. Jonathan Rubin	53	Chief Medical Officer

David Baker	51	Chief Commercial Officer

Hanna Ron	64	SVP Chemistry, Manufacturing and Control

Dr. Johanna Schumann	34	VP Preclinical Development

Oded Edri	36	VP Finance

Dr. Hagit Marchaim	46	SVP Regulatory Affairs

(1)	Member of our Audit Committee.

(2)	Member of our Compensation Committee.

Howard B. Rosen has served on our Board since the closing of our initial public offering in May 2013 and as our Chairman since February 2014. Since 2008, Mr. Rosen has served as a consultant to several companies in the biotechnology industry. He has also served as a lecturer at Stanford University in Chemical Engineering since 2008 and in Management since 2011. Mr. Rosen served as interim President and Chief Executive Officer of Pearl Therapeutics, Inc., a company focused on developing combination therapies for the treatment of highly prevalent chronic respiratory diseases, from June 2010 to March 2011. From 2004 to 2008, Mr. Rosen was Vice President of Commercial Strategy at Gilead Sciences, Inc., a biopharmaceutical company. From 2003 until 2004, Mr. Rosen was President of ALZA Corporation, a pharmaceutical and medical systems company that merged with Johnson & Johnson, a global healthcare company, in 2001. Prior to that, from 1994 until 2003, Mr. Rosen held various positions at ALZA Corporation. Mr. Rosen is also a member of the board of directors of AcelRx Pharmaceuticals, Inc. (Nasdaq: ACRX), a company developing products for pain relief, and a number of private biotechnology companies as follows: PaxVax, Inc., Entrega, Inc., Kala Pharmaceuticals, Inc. and ALDEA Pharmaceuticals. Previously, Mr. Rosen served on the board of directors of a number of public companies, as follows: Pharsight Corporation, a company focused on providing software products and consulting services to biopharmaceutical companies that was acquired by Tripos International in 2008 and CoTherix, Inc., a biopharmaceutical company that was acquired by Actelion Pharmaceuticals Ltd. in 2007. Mr. Rosen holds a B.S. in Chemical Engineering from Stanford University, an M.S. in Chemical Engineering from the Massachusetts Institute of Technology and an M.B.A. from the Stanford Graduate School of Business.

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

Arieh Ben Yosef joined the Alcobra Board in May 2014. Mr. Ben Yosef has served as a director of Insuline Medical Ltd. (TASE: INSL) since October 2010, which is focused on improving the performance of current insulin treatment methods. From August 2000 to July 2014, Mr. Ben Yosef served as a director of Microwave Networks Inc., a provider of microwave communications products and services. From 2006 to 2012, Mr. Ben Yosef was employed by Teledata Networks Ltd., a global provider of access network products and solutions for Telecom Service Providers, in the positions of Chief Financial Officer, Executive Vice President for Finance & Operations and later on as the General Manager of the company. From 2000 to 2004, Mr. Ben Yosef served as the President of Elisra Inc. and from 1998 to 2000 as the CFO of Tadiran Electronic Industries Inc. Mr. Ben Yosef holds a M.B.A. from the Hebrew University of Jerusalem.

Daniel E. Geffken has served on our Board of Directors since our initial public offering in May 2013. Since October 2011, he has been Managing Director of Danforth Advisors, LLC, a management consulting firm that provides financial and strategic support to emerging life science companies.  Mr. Geffken has also been the chief financial officer or chief operating officer of eight companies, four of which were U.S. public reporting companies and six of which were life science companies.  He has a B.S. in Economics from The Wharton School, University of Pennsylvania, and a M.B.A. from Harvard Business School.

Dr. Hadas Gelander serves as one of our external directors, a member of our Audit Committee and the Chairperson of our Compensation Committee. Dr. Gelander currently serves as the Head of the Accounting Department at the College of Management, Academic Studies, School of Business Administration where she is also a professor. Dr. Gelander serves as an Independent Director on the Boards of EZ Energy (TASE: EZ), Eldav (TASE: ELDAV), Gindi Investments, Direct Capital, Usertrand, Hilan and Leumi Partners Underwriters, arm of Leumi Partners (merchant and investment banking arm of Leumi and Direct Capital). Dr. Gelander is a certified public accountant and since 2000 has served on the Israeli Council of Public Accountants, or CPA, where she is the Coordinator of Examinations of the Israeli CPA. Dr. Gelander earned her Ph.D. summa cum laude from Ben Gurion University, an MBA in Accounting and Finance from the Hebrew University of Jerusalem, and a Bachelor of Business degree from the College of Management Academic Studies.

Udi Gilboa co-founded the Company in February 2008, and became a director at that time. He served as our Chief Financial Officer and Chief Accounting Officer from our inception until May 2014. Since January 2012, Mr. Gilboa has been serving as a director, Senior Vice President of Operations and the Chief Financial Officer of Bio Blast Pharma Ltd. (NASDAQ: ORPN). Mr. Gilboa is the founder and managing partner of Top-Notch Capital, a prominent Israeli life sciences investment bank. He is also the founder of a number of medical device and pharmaceutical companies. Mr. Gilboa is Chairman of the Board of Samson Neurosciences Ltd. Mr. Gilboa has served as a director of Insuline Medical Ltd. until 2014 and served, until 2010 as a director and chairman of the board of directors of Topspin Medical Inc., two public companies whose shares are listed for trading on the Tel Aviv Stock Exchange. In addition, he is a director of Samson Neurosciences Ltd. Mr. Gilboa holds a Bachelor’s degree and M.B.A. from Tel Aviv University.

Ori Mor serves as one of our external directors, a member of our Compensation Committee and the Chairperson of our Audit Committee. Mr. Mor served as the CFO of Medical Compression Systems Ltd. (TASE: MDCL), a leader in innovative, non-invasive solutions for the prevention of venous thromboembolism (VTE), from 2009 to 2014, and is now CEO’s advisor for corporate finance. Mr. Mor also serves as an External Director on the Boards of Birman Wood & Hardware Ltd. (TASE: BIRM), Angel Ltd, and as an external director and a chairperson of the investment committee of Excellence Nessuah Gemel & Pension Ltd. and as an Independent Director on the Board of Mordechai Aviv Taasiot Beniy Ltd. (TASE: AVIV). Mr. Mor previously served as CIO at Halman Aldubi and FIBI Provident Fund and has worked as a macro analyst at the provident funds of Bank Leumi and Mizrahi Bank. Mr. Mor is also a member of the Board of the Israeli Association of Publicly Traded Companies. He holds an M.A. in Economics from Ben Gurion University.

Dr. Aharon Schwartz joined our Board as Chairman in January 2013, serving as our chairman until February 2014. He retired from Teva Pharmaceutical Industries Ltd where he served in a number of positions from 1957 through 2011, the most recent being Vice President, Head of Teva Innovative Ventures from 2008. He is also the chairman of the board of directors of BioLineRx Ltd., BioCancell Therapeutics Inc., CureTech Ltd. and several other biotechnology companies. Dr. Schwartz received his Ph.D. in organic chemistry from the Weizmann Institute, his M.Sc. in organic chemistry from the Technion Institute of Technology and a B.Sc. in chemistry and physics from the Hebrew University of Jerusalem. He has received a second Ph.D in the History and Philosophy of Science from the Hebrew University.

Dr. Tomer Berkovitz joined Alcobra in May 2014 as the Chief Financial Officer. Immediately prior to joining Alcobra, and from 2008, he was an Executive Director in J.P. Morgan’s Investment Banking Division in New York, where he played a leading role in numerous capital market and M&A transactions. In this capacity, he advised senior management and boards of directors of J.P. Morgan's key U.S. clients, including several S&P 500 healthcare firms. Prior to joining J.P. Morgan, Dr. Berkovitz worked in Citigroup's Investment Bank in New York. From 2000 to 2003, he served as an Economist in the Financial Advisory Unit to the Chief of Staff of the Israel Defense Forces. Dr. Berkovitz holds a Ph.D. in Finance and Economics from Columbia Business School and has published a number of corporate finance articles in leading academic and practitioner journals. He also holds an M.Sc. in Finance and Accounting and a B.A. in Economics and Management, both from Tel-Aviv University.

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

Hanna Ron serves as our Senior Vice President for Chemistry, Manufacturing and Control. She has over 28 years of experience in the pharmaceutical industry and is an expert in chemistry, manufacturing and controls and pre-clinical studies. She has been providing full-time services to the Company since 2011 and has been a consultant to the pharmaceutical industry since 2009. From 2004 to 2009, she was the Vice President of Chemistry, Manufacturing and Controls at Bioline Innovations, an Israeli biotechnology company. She has held other positions in biotechnology and pharmaceutical companies, including being a chief research and development manager and a pharmaceutical product development manager at Teva Pharmaceuticals. Ms. Ron holds a B.Sc. in Pharmacy from Hebrew University in Jerusalem, an M.Sc. in Pharmaceutical Sciences (Clinical Pharmacy) from the Hebrew University and M.Sc. in Chemical Engineer from School of Engineering Tel Aviv University. She is licensed as a pharmacist, the Ministry of Health, Israel.

Dr. Johanna Schumann serves as our Vice President for Preclinical Development. She joined us in August 2013 after working at BioLineRx, an Israeli drug development company, from 2010 through 2013, serving as Preclinical Development Manager. In this role, she designed, managed and executed preclinical activities, including toxicology, pharmacokinetics and pharmacodynamics studies, in accordance with the relevant regulatory authorities' guidelines, for multiple preclinical phase drug development projects and medical indications. Dr Schumann holds a B.Sc. in Life Sciences from the Hebrew University of Jerusalem, and M.Sc. and Ph.D. in Pharmacology from the School of Pharmacy, The Hebrew University of Jerusalem.

Oded Edri, our Vice President for Finance, joined Alcobra in September 2014. Immediately prior to joining Alcobra and since 2013, Mr. Edri served as Finance Director of Omrix Biopharmaceuticals, a Johnson & Johnson company. Before Omrix and from 2007 to 2013, Mr. Edri was the corporate controller of Stratasys Ltd. (NASDAQ: SSYS; formerly Objet Ltd.) and CFO of its Asian Pacific Subsidiary. Mr. Edri has been a lecturer at the MBA program of Tel Aviv University since 2008, and from 2013 to 2014, he served as an external director of WideMed Ltd. (TASE: WDMD), a bio medical signal diagnostic company. Mr. Edri is a certified public accountant and holds a B.A. in Economics and Accounting and an M.B.A., both from Tel Aviv University.

Dr Hagit Marchaim, PhD, MBA, serves as our Senior Senior Vice President for Regulatory Affairs. She joined us in May 2014 and brings 10 years of regulatory affairs experience to Alcobra. Prior to joining Alcobra, and from 2011 to 2013, Dr. Marchaim was the VP Regulatory Affairs at CureTech Ltd. Before that, and from 2009 to 2011, she was the Regulatory Affairs Department Head at Omrix Biopharmaceuticals, a Johnson & Johnson company. Her first regulatory affairs positions were at Makhteshim Agan Industries Ltd., from 2004 to 2007, and at Kamada Ltd., from 2007 to 2009, where she was also responsible for management of non-clinical studies. Dr. Marchaim has a broad experience as a Regulatory Affairs Consultant, working with companies ranging from startups at early development stages to global companies at post approval stages worldwide. Dr. Marchaim holds a B.Sc. degree in Biological Sciences from The Hebrew University of Jerusalem, a M.Sc. degree in Microbiology from The Hebrew University of Jerusalem, a Ph.D. from The Hebrew University of Jerusalem and a M.B.A. from the College of Management. In addition, Dr. Marchaim was a postdoctoral fellow at The Weizmann Institute for Science in Israel.

6.B.	Compensation

The aggregate amount of compensation paid or accrued to all of our directors and executive officers as a group with respect to the year ended December 31, 2014 was approximately $2.6 million. This amount includes salaries, consulting fees, directors' fees, car expenses and vacation, pension, severance, retirement or similar benefits or expenses, employer’s taxes, and bonuses expenses in an amount of $0.3 million. The amount does not include business travel, relocation, professional and business association due and expenses reimbursed to office holders, and other benefits commonly reimbursed or paid by companies in our industry.

In addition, stock based compensation in the amount of $4 million was accrued in 2014.

Employment Agreement with Dr. Yaron Daniely

We entered into an employment agreement, dated March 4, 2010, with our Chief Executive Officer, Dr. Yaron Daniely. This employment agreement was amended several times, with the latest amendment approved by our shareholders on February 17, 2014. Under the terms of his employment, Dr. Daniely is entitled to a gross annual salary of $360,000. In addition, Dr. Daniely will be eligible to receive an annual bonus in an amount of two to six months’ salary, to be determined based on the achievement of certain milestones set by our Board of Directors. In addition, Dr. Daniely receives under the agreement other benefits that are provided for by Israeli law or that are customary for senior executives in Israel, including the right to use (and all related fixed and variable costs in respect of) a leased car and cellular telephone, and contributions towards certain pension, severance, disability and tax-advantaged savings funds. Dr. Daniely’s employment engagement is terminable by either party upon sixty days prior written notice, and contains customary provisions regarding noncompetition, confidentiality of information and assignment of inventions.

As of February 19, 2015, Dr. Daniely held options to purchase 580,013 ordinary shares under our 2010 Incentive Option Plan, of which 467,514 were vested. During the fiscal year ended December 31, 2014, the amount of (i) salary and social benefits and (ii) other perquisites received by Dr. Daniely from the Company with respect to said fiscal year were (i) $445,000 and (ii) $14,000, respectively. Additionally, during the fiscal year ended December 31, 2014, the expense recorded in our financial statements with respect to equity-based compensation to Dr. Daniely was $1,196,000. Accordingly, the total amount of compensation received by Dr. Daniely from the Company during the fiscal year ended December 31, 2014, was $1,655,000.

Employment Agreement with Dr. Tomer Berkovitz

We entered into an employment agreement, dated February 19, 2014, with our Chief Financial Officer, Dr. Tomer Berkovitz. Under the terms of his employment agreement, Dr. Berkovitz is entitled to a gross annual salary of $275,000 in 2015. In addition, Dr. Berkovitz will be eligible to receive an annual bonus in an amount of up to six months’ salary, to be determined based on the achievement of certain milestones set by our CEO. In addition, Dr. Berkovitz receives under the agreement other benefits that are provided for by Israeli law or that are customary for senior executives in Israel, including the right to use (and all related fixed and variable costs in respect of) a leased car and cellular telephone, and contributions towards certain pension, severance, disability and tax-advantaged savings funds. Dr. Berkovitz’s employment engagement is terminable by either party upon sixty days prior written notice, and contains customary provisions regarding noncompetition, confidentiality of information and assignment of inventions.

As of February 19, 2015, Dr. Berkovitz held options to purchase 200,000 ordinary shares under our 2010 Incentive Option Plan, none of which were vested. During the fiscal year ended December 31, 2014, and since his commencement with the Company in May 2014, the amount of (i) salary and social benefits, (ii) bonus payments and (iii) other perquisites received by Dr. Berkovitz from the Company with respect to said fiscal year were (i) $187,000, (ii) $62,000 and (iii) $9,000, respectively. Additionally, during the fiscal year ended December 31, 2014, the expense recorded in our financial statements with respect to equity-based compensation to Dr. Berkovitz was $230,000. Accordingly, the total amount of compensation received by Dr. Berkovitz from the Company during the fiscal year ended December 31, 2014, was $488,000.

Employment Agreement with Dr. Jonathan Rubin

We entered into an employment agreement, dated July 25, 2013, with our Chief Medical Officer, Dr. Jonathan Rubin. Under the terms of his employment agreement, Dr. Rubin is entitled to a gross annual salary of $275,000. In addition, Dr. Rubin will be eligible to receive an annual bonus in an amount of up to six months’ salary, to be determined based on the achievement of certain milestones set by our CEO. Dr. Rubin is also entitled to a monthly car allowance of $500 and to a monthly reimbursement of $1,500 for health, dental and vision coverage. Dr. Rubins’s employment engagement is terminable by either party upon forty five days prior written notice, and contains customary provisions regarding noncompetition, confidentiality of information and assignment of inventions.

As of February 19, 2015, Dr. Rubin held options to purchase 157,915 ordinary shares under our 2010 Incentive Option Plan, of which 89,049 were vested. During the fiscal year ended December 31, 2014, the amount of (i) salary and social benefits and (ii) other perquisites received by Dr. Rubin from the Company with respect to said fiscal year were (i) $355,000 and (ii) $6,000, respectively. Additionally, during the fiscal year ended December 31, 2014, the expense recorded in our financial statements with respect to equity-based compensation to Dr. Rubin was $1,006,000. Accordingly, the total amount of compensation received by Dr. Rubin from the Company during the fiscal year ended December 31, 2014, was $1,347,000.

Employment Agreement with Dr. David Baker

We entered into an employment agreement, dated January 13, 2014, with our Chief Commercial Officer, Mr. David Baker. Under the terms of his employment agreement, Mr. Baker is entitled to a gross annual salary of $305,000. In addition, Dr. Baker will be eligible to receive an annual bonus in an amount of up to six monthly salaries, to be determined based on the achievement of certain milestones set by our CEO. Mr. Baker is also entitled to a monthly car allowance of $500 and to a certain reimbursement for life insurance, dental and disability coverage. Mr. Baker's employment engagement is terminable by either party upon forty five days prior written notice, and contains customary provisions regarding noncompetition, confidentiality of information and assignment of inventions.

As of February 19, 2015, Mr. Baker held options to purchase 200,000 ordinary shares under our 2010 Incentive Option Plan, none of which were vested. During the fiscal year ended December 31, 2014, the amount of (i) salary and social benefits and (ii) other perquisites received by Mr. Baker from the Company with respect to said fiscal year were (i) $332,000 and (ii) $6,000, respectively. Additionally, during the fiscal year ended December 31, 2014, the expense recorded in our financial statements with respect to equity-based compensation to Mr. Baker was $616,000. Accordingly, the total amount of compensation received by Mr. Baker from the Company during the fiscal year ended December 31, 2014, was $954,000.

Employment Agreement with Mrs. Hanna Ron

We entered into an employment agreement, dated June 1, 2013, with our Senior Vice President of CMC (chemistry manufacturing and controls), Mrs. Ron. Under the terms of her employment agreement, Mrs. Ron is entitled to a gross annual salary of $117,000. In addition, Mrs. Ron receives under the agreement other benefits that are provided for by Israeli law or that are customary for senior executives in Israel, including the right to use (and all related fixed and variable costs in respect of) a leased car and cellular telephone, and contributions towards certain pension, severance, disability and tax-advantaged savings funds. Mrs. Ron’s employment engagement is terminable by either party upon sixty days prior written notice, and contains customary provisions regarding noncompetition, confidentiality of information and assignment of inventions.

As of February 19, 2015, Mrs. Ron held options to purchase 47,500 ordinary shares under our 2010 Incentive Option Plan, of which 9,375 were vested. During the fiscal year ended December 31, 2014, the amount of (i) salary and social benefits and (ii) other perquisites received by Mrs. Ron from the Company with respect to said fiscal year were (i) $153,000 and (ii) $12,000, respectively. Additionally, during the fiscal year ended December 31, 2014, the expense recorded in our financial statements with respect to equity-based compensation to Mrs. Ron was $161,000. Accordingly, the total amount of compensation received by Mrs. Ron from the Company during the fiscal year ended December 31, 2014, was $326,000.

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

External Directors

Under the Israeli Companies Law, the boards of directors of companies whose shares are publicly traded, including companies with shares listed on the NASDAQ Global Market, are required to include at least two members elected to serve as external directors. Accordingly, Mr. Mor and Dr. Gelander have been elected to serve as external directors.

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

After an initial term of three years, external directors may be reelected to serve in that capacity for up to two additional three year terms, provided that either (i) (1) his or her service for each such additional term is recommended by one or more shareholders holding in aggregate at least one percent (1%) of the Company's voting rights and is approved at a shareholders meeting by a majority of the shares held by non-controlling shareholders who do not have a personal interest in the election of the external director (other than a personal interest not deriving from a relationship with a controlling shareholder) that are voted at the meeting, excluding for such purpose any abstentions, where the total number of shares held by non-controlling, disinterested shareholders voting for such reelection exceeds two percent (2%) of the aggregate voting rights in the Company, and (2) the external director who has been nominated in such fashion by the shareholders is not a linked or competing shareholder, and does not have or has not had, on or within the two years preceding the date of such person’s appointment to serve as another term as external director, any affiliation with a linked or competing shareholder. The term “linked or competing shareholder” means the shareholder(s) who nominated the external director for reappointment or a material shareholder of the company holding more than 5% of the shares in the company, provided that at the time of the reappointment, such shareholder(s) of the company, the controlling shareholder of such shareholder(s) of the company, or a company under such shareholder(s) of the company’s control, has a business relationship with the company or are competitors of the company; the Israeli Minister of Justice, in consultation with the Israeli Securities Authority, may determine that certain matters will not constitute a business relationship or competition with the company; or (ii) his or her service for each such additional term is recommended by the board of directors and is approved at a shareholders meeting by the same non-controlling and disinterested majority required for the initial election of an external director (as described above). The term of office for external directors for Israeli companies traded on certain foreign stock exchanges, including the NASDAQ Global Market, may be further extended, indefinitely, in increments of additional three-year terms, in each case provided that, in addition to reelection in such manner described above, (i) the audit committee and subsequently the board of directors of the Company confirm that, in light of the external director's expertise and special contribution to the work of the board of directors and its committees, the reelection for such additional period is beneficial to the Company, and (ii) prior to the approval of the reelection of the external director, the Company's shareholders have been informed of the term previously served by such nominee and of the reasons why the board of directors and audit committee recommended the extension of such nominee’s term.

If the Board of Directors resolves that an external director no longer complies with the requirement of qualification as an external director, or that such external director has breached any fiduciary duty, a special general meeting shall be convened at which the termination of such external director’s service shall be included in the agenda.

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

Our Audit Committee consists of Mr. Mor, who serves as the chairperson of the committee, Mr. Ben Yosef and Dr. Gelander.

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

Under the Israeli Companies Law, our Audit Committee is responsible for (i) determining whether there are deficiencies in the business management practices of our company, including in consultation with our internal auditor or the independent auditor, and making recommendations to the Board of Directors to improve such practices, (ii) determining whether to approve certain related party transactions (including transactions in which an office holder has a personal interest) and whether such transaction should be deemed as material or extraordinary (according to certain criteria set by our Audit Committee on an annual basis) (see "—Approval of Related Party Transactions under Israeli Law"), (iii) establishing procedures regarding related party transactions with a controlling shareholder, which may include, the establishment of a competitive process for such transaction, under the supervision of the audit committee or another individual or committee selected by the audit committee, in accordance with criteria determined by the audit committee; (iv) determining procedures for approving certain related party transactions with a controlling shareholder, which have been determined by the audit committee to not be extraordinary transactions, nor negligible transactions; (v) where the Board of Directors approves the working plan of the internal auditor, to examine such working plan before its submission to the Board and propose amendments thereto, (vi) examining our internal controls and internal auditor's performance, including whether the internal auditor has sufficient resources and tools to dispose of its responsibilities, (vii) examining the scope of our auditor's work and compensation and submitting a recommendation with respect thereto to our Board of Directors or shareholders, depending on which of them is considering the appointment of our auditor, and (viii) establishing procedures for the handling of employees' complaints as to the management of our business and the protection to be provided to such employees. In compliance with regulations promulgated under the Israeli Companies Law, our Audit Committee will also approve our financial statements, thereby fulfilling the requirement that a board committee provide such approval. Our Audit Committee may not approve an action or a related party transaction, or take any other action required under the Israeli Companies Law, unless at the time of approval a majority of the committee's members are present, which majority consists of unaffiliated directors including at least one external director, and it further complies with the committee composition set forth above.

NASDAQ requirements

Under the Nasdaq Marketplace Rules, we are required to maintain an audit committee consisting of at least three independent directors, all of whom are financially literate and one of whom has accounting or related financial management expertise.

As noted above, our audit committee consists of Dr. Gelander, Mr. Mor and Mr. Ben Yosef. Mr. Mor is an audit committee financial expert as defined by the SEC rules and has the requisite financial sophistication as defined by the Nasdaq Marketplace Rules. All of the members of our audit committee meet the requirements for financial literacy under the applicable rules and regulations of the SEC and the Listing Rules of the NASDAQ Stock Market.

Dr. Gelander, Mr. Mor and Ben Yosef are independent as such term is defined in Rule 10A-3(b)(1) under the Exchange Act and under the Listing Rules of the NASDAQ Stock Market.

Compensation Committee

We chose to rely upon the exemption available to foreign private issuers under the Listing Rules of the NASDAQ Stock Market with respect to the determination of the compensation of our Chief Executive Officer and other executive officers, and, in lieu of forming a compensation committee consisting entirely of independent directors (or the determination of such compensation solely by the independent members of our Board of Directors), we have a compensation committee in compliance with the Israeli Companies Law. See Item 16G. – “Corporate Governance." However, all of the current members of our compensation committee are independent.

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

Our compensation committee has adopted a compensation committee charter setting forth the responsibilities of the compensation committee consistent with the rules of the SEC and the Listing Rules of the NASDAQ Stock Market, as well as the Israeli Companies Law, as described below.

Our Compensation Committee consists of Dr. Gelander, who serves as the chairperson of the committee, Mr. Ben Yosef and Mr. Mor, all of whom are independent under the listing standards of the NASDAQ Global Market.

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

We have adopted an office holder compensation policy as required under the Israeli Companies Law.

Nominating Committee

Our Board of Directors does not currently have a nominating committee, as director nominees are presented by our Board of Directors to our shareholders based upon the nominations made by the Board of Directors itself. We currently rely upon the exemption available to foreign private issuers under the Listing Rules of the NASDAQ Stock Market relating to independent director oversight of nominations to our Board of Directors and the adoption of a formal written charter or board resolution addressing the nominations process. See Item 16G. – “Corporate Governance."

We do not have service contracts with any of our directors, except for Mr. Gilboa and Dr. Yaron Daniely. The service agreement with Mr. Gilboa was terminated on April 30, 2014 and the remaining directors’ compensation has been approved by our shareholders. Please see Item 6.B. – “Compensation" for a summary of these agreements.

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

As of the date hereof we have 13 employees. Our management consists of our Chief Executive Officer, Chief Financial Officer, Chief Medical Officer, Chief Commercial Officer, SVP CMC (chemistry manufacturing and controls), our VP for Finance, VP for Preclinical Development as well as our SVP for Regulatory Affairs. We further have service agreements with U.S.-based regulatory consultants as well as additional U.S.-based clinical consultants who are members of our clinical advisory board. We believe that we maintain good relations with all of them.

6.E.	Share ownership

As of February 19, 2015, each of our executive officers and directors, other than Dr. Daniely and Mr. Gilboa , beneficially owned less than 1% of our Ordinary Shares. Dr. Daniely and Mr. Gilboa beneficially owned 2.1% and 12.2%, respectively.

The following table summarizes information about the options to purchase our Ordinary Shares owned by Dr. Daniely that were outstanding as of February 26, 2015:

NUMBER OUTSTANDING	EXERCISE PRICE	EXPIRATION DATE
340,460	$0.33	November 15, 2020
89,553	$8.00	January 2, 2023
150,000	$23.85	February 17, 2020

For information regarding the share ownership of Mr. Gilboa see Item 7.A. “Major Shareholders.”

2010 Incentive Option Plan

We maintain one equity incentive plan—our 2010 Incentive Option Plan, or our 2010 Plan. As of February 19, 2015, a total of 2,118,531 shares were reserved for issuance under our 2010 Plan, of which options to purchase 1,553,478 ordinary shares were issued and outstanding thereunder. Of such outstanding options, options to purchase 692,510 ordinary shares were vested as of February 19, 2015, with a weighted average exercise price of $7.127 per share.

Our 2010 Plan, which was adopted by our Board of Directors on February 3, 2010, provides for the grant of options to our and our affiliates' respective directors, employees, office holders, service providers and consultants. The initial reserved pool under our 2010 plan has been increased by our Board of Directors a number of times, and most recently on December 16, 2014. Also, on December 16, 2014, our Board of Directors adopted an appendix to the 2010 Plan for U.S. residents.

The 2010 Plan is administered by our Board of Directors, which shall determine, subject to Israeli and U.S. law, the grantees of awards and various terms of the grant. The 2010 Plan provides for granting options in compliance with Section 102 of the Israeli Income Tax Ordinance, 1961, or the Ordinance, and under the United States Revenue Code of 1986, as amended.

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

Options granted under the 2010 Plan will generally vest over four years commencing on the date of grant such that 25% vest after one year and an additional 6.25% vest at the end of each subsequent three-month period thereafter for 36 months, or pursuant to a vesting schedule that is determined according to pre-specified performance milestones in accordance with company’s objectives. Options that are not exercised within the pre-specified option term (generally five or ten years from the grant date) expire, unless otherwise determined by the Board or its designated committee, as applicable. In case of termination for reasons of disability or death, the grantee or his legal successor may exercise options that have vested prior to termination within a period of six months from the date of disability or death. If we terminate a grantee's employment or service for cause, all of the grantee's vested and unvested options will expire on the date of termination. If a grantee's employment or service is terminated for any other reason, the grantee may exercise his or her vested options within 30 days of the date of termination. Any expired or unvested options return to the pool for reissuance.

In the event of a merger or consolidation of our company subsequent to which we shall no longer exist as a legal entity, or a sale of all, or substantially all, of our shares or assets or other transaction having a similar effect on us, then: (i) options granted on December 16, 2014 will become fully vested; (ii) other outstanding options shall be assumed, or an equivalent option shall be substituted, by such successor corporation or an affiliate thereof or, in case the successor corporation refuses to assume or substitute the option, our Board of Directors or its designated committee may (a) provide the grantee with the opportunity to exercise the option as to all or part of the shares, vested or otherwise, and (b) specify a period of time, no less than seven days, following which all outstanding options shall terminate.

Item 7.	Major Shareholders and Related Party Transactions

7.A.	Major shareholders

The following table sets forth information regarding the beneficial ownership by each person or entity known to beneficially own more than 5% of our ordinary shares as of February 19, 2015, or a different date, if so provided in the table below or footnotes thereof.

According to our transfer agent, as February 19, 2015, there were 20 record holders of our ordinary shares, among whom is one U.S. holder who beneficially owns less than 5% of our ordinary shares. None of our shareholders has different voting rights from other shareholders.

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

	Ordinary Shares Beneficially Owned
Name	Number	Percentage
Udi Gilboa (1)	2,610,816	12.2%
Dr. Dalia Megiddo (1)	2,556,359	11.9%
Knoll Capital Management (2)	1,115,315	5.2%
Venrock Healthcare Capital Partners, L.P., VHCP Co-Investment Holdings, LLC, Venrock Healthcare Capital Partners II, L.P., VHCP Co-Investment Holdings II, LLC, VHCP Management, LLC, VHCP Management II, LLC, Bong Koh and Anders Hove (3)	1,500,000	7.0%
Great Point Partners, LLC, Jeffrey R. Jay and David Kroin (4)	1,132,000	5.3%
Broadfin Capital, LLC, Broadfin Healthcare Master Fund, Ltd. and Kevin Kotler (5)	1,379,806	6.4%
James E. Flynn, Deerfield Mgmt, L.P., Deerfield Special Situations Fund, L.P., and Deerfield Management Company, L.P. (5)	1,413,208	6.6%

(1)	Based solely on an Amendment 1 to Schedule 13G filed with the SEC on February 17, 2015, and which reflects holdings as of December 31, 2014.
(2)	Based solely on an Amendment 2 to Schedule 13G filed with the SEC on February 17, 2015, and which reflects holdings as of February 17, 2015.
(3)	Based solely on a Schedule 13G filed with the SEC on January 26, 2015, and which reflects holdings as of January 14, 2015.
(4)	Based solely on a Schedule 13G filed with the SEC on January 20, 2015, and which reflects holdings as of January 9, 2015.
(5)	Based solely on a Schedule 13G filed with the SEC on January 16, 2015, and which reflects holdings as of January 9, 2015.

7.B.	Related party transactions

See Item 6.B "Compensation" for compensation to our directors and officers.

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

See Item 18 – Financial Statements.

Legal Proceedings

On November 19, 2014, a class action lawsuit was filed against us and certain of our current and former officers and directors in the United States District Court for the Southern District of New York. The case was filed on behalf of a putative class of investors who purchased or acquired our publicly traded securities between March 28, 2014 and November 14, 2014. The complaint asserted violations of Sections 10(b) and 20(a) of the Exchange Act and SEC Rule 10b-5. The complaint alleged, among other things, that our officers and directors made false or misleading statements relating to the results of our Phase III study for our MDX drug candidate. The complaint sought an unspecified amount of damages, as well as other forms of relief. On December 16, 2014, another class action lawsuit was filed against us and certain of our current and former officers and directors in the United States District Court for the Southern District of New York. This complaint is largely identical to the earlier complaint and purports to bring the same claims on behalf of the same putative class. On December 23, 2014, the first plaintiff in the first action moved to voluntarily dismiss his case which motion was granted on December 30, 2014. On February 9, 2015, the court appointed a group of investors to act as lead plaintiff for the second action.  To date, we have not been served with any of the lawsuits. Unfavorable resolution of current and similar future proceedings could have a material adverse effect on our financial condition and results of operations. See Item 3.D. Risk Factors "We may be subject to any number of legal proceedings, which may be expensive and could divert management attention.”

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

Except as disclosed elsewhere in this annual report, there have been no other significant changes from December 31, 2014, until the date of the filing of this annual report.

Item 9.	The Offer and Listing

9.A.	Offer and listing details

Our ordinary shares have been listed on the NASDAQ Capital Market under the symbol “ADHD” since May 22, 2013. Starting from March 28, 2014, our ordinary shares have been be listed on the NASDAQ Global Market. Prior to that date, there was no public trading market for our ordinary shares. Our initial public offering was priced at $8.00 per share on May 21, 2013. The following table sets forth for the periods indicated the high and low sales prices per ordinary share as reported on the NASDAQ Capital Market and the NASDAQ Global Market:

Annual Information:	Low	High
2013	$6.50	$26.96
2014	3.12	25.44
Quarterly Information
Second Quarter 2013	$6.50	$8.30
Third Quarter 2013	6.80	18.99
Fourth Quarter 2013	14.78	26.96
First Quarter 2014	17.11	25.44
Second Quarter 2014	13.63	21.33
Third Quarter 2014	14.77	22.19
Fourth Quarter 2014	3.12	15.68
Monthly Information:
September 2014	14.77	21.53
October 2014	3.26	15.68
November 2014	3.12	3.90
December 2014	3.16	4.51
January 2015	3.68	7.79
February 2015 (through February 25, 2015)	5.47	7.93

9.B.	Plan of distribution

Not applicable.

9.C.	Market for Ordinary Shares

Our Ordinary Shares have been quoted on the NASDAQ Capital Market since May 22, 2013 under the symbol ADHD. Starting from March 28, 2014, our Shares have been quoted on the NASDAQ Global Market.

9.D.	Selling shareholders

Not applicable.

9.E.	Dilution

Not applicable.

9.F.	Expenses of the issue

Not applicable.

Item 10.	Additional information

10.A.	Share capital

Not applicable.

10.B.	Articles of Association

Securities Register

We are registered with the Israeli Registrar of Companies. Our registration number is 51-409899-5. Section 1.2 of our articles of association provides that we may engage in any type of lawful business.

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

Pursuant to the Companies Law, generally a director who has a personal interest in an extraordinary transaction which is brought for discussion before our board of directors or its committees shall neither vote in nor attend discussions concerning the approval of such transaction. If the director did vote or attend as aforesaid, the approval given to the aforesaid activity or arrangement will generally be invalid.

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

Rights, Preferences and Restrictions of Shares

•	General. Our share capital is NIS 500,000, divided into 50,000,000 Ordinary shares NIS 0.01 par value per share.

•	The Ordinary Shares do not have cumulative voting rights in the election of directors. As a result, the holders of Ordinary Shares that represent more than 50% of the voting power have the power to elect all the Directors.

•	Dividend and liquidation rights. Our board of directors may declare a dividend to be paid to the holders of our Ordinary Shares according to their rights and interests in our profits and may fix the record date for eligibility and the time for payment. The directors may from time to time pay to the shareholders on account of the next forthcoming dividend such interim dividends as, in their judgment, our position justifies. All dividends unclaimed for one year after having been declared may be invested or otherwise used by the directors for our benefit until claimed. No unpaid dividend or interest shall bear interest as against us. Our board of directors may determine that a dividend may be paid, wholly or partially, by the distribution of certain of our assets or by a distribution of paid up shares, debentures or debenture stock or any of our securities or of any other companies or in any one or more of such ways in the manner and to the extent permitted by the Companies Law.

•	Transfer of shares; record dates. Fully paid up Ordinary Shares may be freely transferred pursuant to our amended and restated articles of association unless such transfer is restricted or prohibited by another instrument or securities laws. Each shareholder who would be entitled to attend and vote at a General Meeting of shareholders is entitled to receive notice of any such meeting. For purposes of determining the shareholders entitled to notice and to vote at such meeting, the board of directors will fix a record date.

•	Voting; annual general and extraordinary meetings. Subject to any rights or restrictions for the time being attached to any class or classes of shares, each shareholder shall have one vote for each share of which he or she is the holder, whether on a show of hands or on a poll. Our articles of association do not permit cumulative voting and it is not mandated by Israeli law. Votes may be given either personally or by proxy. A proxy need not be a shareholder. If any shareholder is without legal capacity, he may vote by means of a trustee or a legal custodian, who may vote either personally or by proxy. If two or more persons are jointly entitled to a share then, in voting upon any question, the vote of the senior person who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other registered holders of the share and, for this purpose seniority shall be determined by the order in which the names stand in the shareholder register.

•	Quorum for general meetings. The quorum required for our general meetings of shareholders consists of at least two shareholders present in person, by proxy or written ballot who holds or represent between them at least one-third of the total outstanding voting rights. A meeting adjourned for lack of a quorum is generally adjourned to the same day in the following week at the same time and place or to a later time/date if so specified in the summons or notice of the meeting. At the reconvened meeting, any two or more shareholders present in person or by proxy shall constitute a lawful quorum.

•	Notice of general meetings. Unless a longer period for notice is prescribed by the Companies Law, at least 10 days and not more than 60 days’ notice of any general meeting shall be given, specifying the place, the day and the hour of the meeting and, in the case of special business, the nature of such business, shall be given in the manner hereinafter mentioned, to such shareholders as are under the provisions of our articles of association, entitled to receive notices from us. Only shareholders of record as reflected on our share register at the close of business on the date fixed by the board of directors as the record date determining the then shareholders who will be entitled to vote, shall be entitled to notice of, and to vote, in person or by proxy, at a general meeting and any postponement or adjournment thereof.

•	Annual; agenda; calling a general meeting. General Meetings are held at least once in every calendar year at such time (within a period of 15 months after the holding of the last preceding General Meeting), and at such time and place as may be determined by the board of directors. At a General Meeting, decisions shall be adopted only on matters that were specified on the agenda. The board of directors is obligated to call extraordinary general meeting of the shareholders upon a written request in accordance with the Companies Law. The Companies Law provides that an extraordinary general meeting of shareholder may be called by the board of directors or by a request of two directors or 25% of the directors in office, or by shareholders holding at least 5% of the issued share capital of the company and at least 1% of the voting rights, or of shareholders holding at least 5% of the voting rights of the company.

•	Majority vote. Except as otherwise provided in the articles of association, any resolution at a General Meeting shall be deemed adopted if approved by the holders of a majority of our voting rights represented at the meeting in person or by proxy and voting thereon. In the case of an equality of votes, the chairman of the meeting shall not be entitled to a further vote.

•	Discrimination against shareholders. According to our articles of association, there are no discriminating provisions against any existing or prospective holders of our shares as a result of a shareholder holding a substantial number of shares.

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

Requirement of Disclosure of Shareholder Ownership

There are no provisions of our articles of association governing the ownership threshold above which shareholder ownership must be disclosed. We are subject, however, to U.S. securities rules that require beneficial owners of more than 5% of our ordinary Shares to make certain filings with the SEC.

Changes in Capital

Our articles of association do not impose any conditions governing changes in capital that are more stringent than required by the Companies Law.

10.C.	Material contracts

None.

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

Israeli Taxation Considerations

The following is a summary of the material Israeli income tax laws applicable to us. This section also contains a discussion of material Israeli income tax consequences concerning the ownership and disposition of our ordinary shares. This summary does not discuss all the aspects of Israeli income tax law that may be relevant to a particular investor in light of his or her personal investment circumstances or to some types of investors subject to special treatment under Israeli law. Examples of this kind of investor include residents of Israel or traders in securities who are subject to special tax regimes not covered in this discussion. To the extent that the discussion is based on new tax legislation that has not yet been subject to judicial or administrative interpretation, we cannot assure you that the appropriate tax authorities or the courts will accept the views expressed in this discussion. This summary is based on laws and regulations in effect as of the date of this annual report and does not take into account possible future amendments which may be under consideration.

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

As of January 1, 2015, an additional income tax at a rate of 2% will be imposed on high earners whose annual income or gain exceeds NIS 810,720.

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

Capital Gains Taxes Applicable to Israeli Resident Shareholders

The income tax rate applicable to Real Capital Gain derived by an Israeli individual from the sale of shares which had been purchased after January 1, 2012, whether listed on a stock exchange or not, is 25%. However, if such shareholder is considered a “Substantial Shareholder” (as defined above) at the time of sale or at any time during the preceding 12-month period, such gain will be taxed at the rate of 30%. As of January 1, 2015, an additional tax at a rate of 2% will be imposed on high earners whose annual income or gains exceed NIS 810,720.

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

Tax on Net Investment Income

U.S. Holders who are individuals, estates or trusts will generally be required to pay a 3.8% tax on their net investment income (including dividends on and gains from the sale or other disposition of our Ordinary Shares), or in the case of estates and trusts on their net investment income that is not distributed. In each case, the 3.8% Medicare tax applies only to the extent the U.S. Holder's total adjusted income exceeds applicable thresholds.

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

Based on the nature of our business, the projected composition of our income and the projected composition and estimated fair market values of our assets, we can not rule out a PFIC designation. In particular, in light of the complexity of PFIC rules, we cannot assure you that we have not been a PFIC in prior years or are not a PFIC or will avoid becoming a PFIC in the future. U.S. Holders who hold Ordinary Shares during a period when we are a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC, subject to specified exceptions for U.S. Holders who made a QEF or mark-to-market election. U.S. Holders are strongly urged to consult their tax advisors about the PFIC rules, including tax return filing requirements and the eligibility, manner, and consequences to them of making a QEF or mark-to-market election with respect to our Ordinary Shares in the event we that qualify as a PFIC.

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

Foreign Currency Exchange Risk

Our results of operations and cash flow are subject to fluctuations due to changes in foreign currency exchange rates. As discussed above, the vast majority of our liquid assets is held in U.S. dollars, and a certain portion of our expenses is denominated in NIS. For instance, in 2014, approximately 13% of our expenses were denominated in NIS. Changes of 5% and 10% in the $/NIS exchange rate would have increased/decreased the operation expenses by 0.65% and 1.3%, respectively. However, these historical figures may not be indicative of future exposure, as we expect that the percentage of our NIS denominated expenses will materially decrease in the near future, therefore reducing our exposure to exchange rate fluctuations.

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

(a) Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2014, or the Evaluation Date. Based on such evaluation, those officers have concluded that, as of the Evaluation Date, our disclosure controls and procedures are effective in recording, processing, summarizing and reporting, on a timely basis, information required to be included in periodic filings under the Exchange Act and that such information is accumulated and communicated to management, including our principal executive and financial officers, as appropriate to allow timely decisions regarding required disclosure.

(b) Management's Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act. Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based principally on the framework and criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission as of the end of the period covered by this report. Based on that evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2014 at providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

(c) Attestation Report of the Registered Public Accounting Firm

This annual report does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting due to an exemption for emerging growth companies provided in the JOBS Act.

(d) Changes in Internal Control over Financial Reporting

During the year ended December 31, 2014, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.	Audit Committee Financial Expert

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

Kost Forer Gabbay & Kasierer (a Member of EY Global), has served as our principal independent registered public accounting firm for each of the two years ended December 31, 2014 and 2013.

The following table provides information regarding fees paid by us to Kost Forer Gabbay & Kasierer and/or other member firms of EY Global for all services, including audit services, for the years ended December 31, 2014 and 2013:

	Year Ended December 31,
	2014	2013

Audit fees (1)	$75	$75
Audit-related fees (2)	-	375
Tax fees (3)	63	8
All other fees	-	-

Total	$138	$458

(1)	Includes professional services rendered in connection with the audit of our annual financial statements and the review of our interim financial statements.

(2)	Includes fees for the IPO and secondary equity offering in 2013.
(3)	Includes professional fees related to tax returns, transfer pricing and consulting on state and sales tax in the United States.

Pre-Approval of Auditors' Compensation

Our audit committee has a pre-approval policy for the engagement of our independent registered public accounting firm to perform certain audit and non-audit services. Pursuant to this policy, which is designed to assure that such engagements do not impair the independence of our auditors, the audit committee pre-approves annually a catalog of specific audit and non-audit services in the categories of audit services, audit-related services and tax services that may be performed by our independent registered public accounting firm. If a type of service, that is to be provided by our auditors, has not received such general pre-approval, it will require specific pre-approval by our audit committee. The policy prohibits retention of the independent registered public accounting firm to perform the prohibited non-audit functions defined in applicable SEC rules.

ITEM 16D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

ITEM 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

ITEM 16F.	Change in Registrant's Certifying Accountant

Not applicable.

ITEM 16G.	Corporate Governance

The Sarbanes-Oxley Act, as well as related rules subsequently implemented by the SEC, require foreign private issuers, such as us, to comply with various corporate governance practices. In addition, we are required to comply with the Listing Rules of the NASDAQ Stock Market. Under those Listing Rules, we may elect to follow certain corporate governance practices permitted under the Israeli Companies Law in lieu of compliance with corresponding corporate governance requirements otherwise imposed by the Listing Rules of the NASDAQ Stock Market for U.S. domestic issuers.

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

Item 19.	Exhibits

EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION OF DOCUMENT
1.1	Articles of Association of the Company, filed as Exhibit 3.2 to Form F-1/A filed on March 19, 2013 (File No. 333-186003) and incorporated herein by reference

4.1	Form of Representative’s Warrant Agreement, filed as Exhibit 4.2 to Form F-1/A filed on April 25, 2013 (File No. 333-186003) and incorporated herein by reference

4.2	Consulting Agreement between the Company and Adler Consulting LLC, dated November 2010, filed as Exhibit 10.1 to Form F-1/A filed on January 14, 2013 (File No. 333-186003) and incorporated herein by reference

4.3	Alcobra Ltd. 2010 Incentive Option Plan, as amended

4.4	Form of Indemnification Agreement, filed as Exhibit 10.4 to Form F-1/A filed on February 19, 2013 (File No. 333-186003) and incorporated herein by reference

4.5∞	Letter of Approval from the Office of Chief Scientist, filed as Exhibit 10.8 to Form F-1/A filed on February 19, 2013 (File No. 333-186003) and incorporated herein by reference

4.6	Employment agreement between the Company and Yaron Daniely, dated March 4, 2010, filed as Exhibit 10.9 to Form F-1/A filed on April 25, 2013 (File No. 333-186003) and incorporated herein by reference

4.7	Employment agreement between the Company and Hanna Ron, dated June 1, 2013, filed as Exhibit 10.12 to Form F-1/A filed on October 22, 2013 (File No. 333-191714) and incorporated herein by reference

4.8	Employment agreement between the Company and Jonathan Rubin, dated July 25, 2013, filed as Exhibit 10.13 to Form F-1/A filed on October 22, 2013 (File No. 333-191714) and incorporated herein by reference

12.1	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934

12.2	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934

13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. 1350, furnished herewith

13.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. 1350, furnished herewith

15.1	Consent of Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global

101	The following materials from our Annual Report on Form 20-F for the year ended December 31, 2014 formatted in XBRL (eXtensible Business Reporting Language) are furnished herewith: (i) the Consolidated Balance Sheets, (ii) the Consolidated Statements of Comprehensive Loss, (iii) the Consolidated Statements of Changes in Shareholders' Equity, (iv) the Consolidated Statements of Cash Flows and (v) the Notes to Consolidated Financial Statements, tagged as blocks of text and in detail

∞ English translation of original Hebrew document.

SIGNATURES

Alcobra Ltd. hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ALCOBRA LTD.

By:	/s/ Dr. Yaron Daniely
Dr. Yaron Daniely
Chief Executive Officer and President

Date: February 27, 2015

ALCOBRA LTD. AND ITS SUBSIDIARY

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2014

U.S. DOLLARS IN THOUSANDS

- - - - - - - - - - - - - -

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 6706703, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACOUNTING FIRM

To the Shareholders and Board of Directors of

ALCOBRA LTD.

We have audited the accompanying consolidated balance sheets of Alcobra Ltd. and its subsidiary ("the Company") as of December 31, 2014 and 2013, and the related consolidated statements of operations, changes in shareholders' equity and cash flow for each of the three years ended December 31, 2014. These financial statements are the responsibility of the Company's and management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. assessing the accounting principles used and significant estimates made by the and management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiary as of December 31, 2014 and 2013, and the consolidated results of their operations and their cash flows for each of the three years in ended December 31, 2014, in conformity with U.S. generally accepted accounting principles.

Tel-Aviv, Israel	/s/ KOST FORER GABBAY & KASIERER
February 26, 2015	A Member of EY Global

ALCOBRA LTD. AND ITS SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2014	2013

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$2,176	$22,095
Short-term bank deposits	19,522	28,008
Receivables and prepaid expenses	428	115

Total current assets	22,126	50,218

LONG-TERM ASSETS:
Property and equipment, net	97	49
Other long-term assets	95	57

Total long-term assets	192	106

TOTAL ASSETS	$22,318	$50,324

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$305	$47
Accrued expenses and other liabilities	2,070	1,589

Total current liabilities	2,375	1,636

SHAREHOLDERS' EQUITY
Ordinary shares of NIS 0.01 par value - 50,000,000 shares authorized at December 31, 2014 and 2013; 14,007,046 and 13,941,033 issued shares at December 31, 2014 and 2013, respectively; 13,702,722 and 13,636,709 shares outstanding at December 31, 2014 and 2013, respectively	39	39
Treasury shares - 304,324 ordinary shares at December 31, 2014 and 2013	*) -	*) -
Additional paid- in capital	71,472	67,383
Accumulated deficit	(51,568)	(18,734)

Total shareholders' equity	19,943	48,688

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$22,318	$50,324

*) Represents an amount less than $ 1.

The accompanying notes are an integral part of the consolidated financial statements.

ALCOBRA LTD. AND ITS SUBSIDIARY

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except share and per share data)

	December 31,
	2014	2013	2012

Research and development expenses	$25,105	$7,066	$818

Pre commercialization expenses	2,134	-	-

General and administrative expenses	5,839	3,224	683

Operating loss	33,078	10,290	1,501

Financial expenses (income), net	(227)	197	78

Tax expenses (benefits)	(17)	61	-

Net loss	$32,834	$10,548	$1,579

Basic and diluted net loss per share	$(2.40)	$(1.04)	$(0.2)

Weighted average number of ordinary shares used in computing basic and diluted net loss per share	13,674,818	10,177,786	7,791,932

The accompanying notes are an integral part of the consolidated financial statements.

ALCOBRA LTD. AND ITS SUBSIDIARY

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands (except share and per share data)

	Ordinary Shares		Additional paid-in	Accumulated	Total shareholders'
	Number	Amount	capital	deficit	equity

Balance as of January 1, 2012	8,096,109	$4	$7,588	$(6,607)	$985
Treasury shares	(304,324)	*) -	-	-	*) -
Exercise of options	2,471	*) -	1	-	1
Share based compensation	-	-	26	-	26
Net loss	-	-	-	(1,579)	(1,579)

Balance as of December 31, 2012	7,794,256	4	7,615	(8,186)	(567)

Exercise of options	208,708	1	28	-	29
Issuance of shares upon cashless exercise of warrants	85,192	*) -	-	-	*) -
Issuance of shares upon conversion of convertible notes	123,553	*) -	980	-	980
Issuance of shares upon initial public offering ($8 per share), net of $3,080 issuance expenses	3,125,000	28	21,892	-	21,920
Issuance of shares upon secondary public offering ($16.5 per share), net of $2,616 issuance expenses	2,300,000	6	35,328	-	35,334
Share based compensation	-	-	1,540	-	1,540
Net loss	-	-	-	(10,548)	(10,548)

Balance as of December 31, 2013	13,636,709	39	67,383	(18,734)	48,688

Issuance of shares upon exercise of options	1,174	*) -	-	-	*) -
Issuance of shares upon cashless exercise of warrants	64,389	-	-	-	-
Share based compensation	-	-	4,089	-	4,089
Net loss	-	-	-	(32,834)	(32,834)

Balance as of December 31, 2014	13,702,722	$39	$71,472	$(51,568)	$19,943

*) Represents an amount less than $ 1.

The accompanying notes are an integral part of the consolidated financial statements.

ALCOBRA LTD. AND ITS SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2014	2013	2012
Cash flows from operating activities

Net loss	$(32,834)	$(10,548)	$(1,579)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	31	8	7
Stock based compensation	4,089	1,540	26
Gain from sale of property and equipment	-	1	-
Decrease (increase) in receivables and prepaid expenses	(313)	(32)	12
Decrease (increase) in other long-term assets	(38)	(54)	2
Increase (decrease) in trade payables	258	24	(101)
Increase (decrease) in accrued expenses and other liabilities	481	1,505	(12)
Interest on convertible notes	-	203	62

Net cash used in operating activities	(28,326)	(7,353)	(1,583)

Cash flows from investing activities

Purchase of property and equipment	(79)	(39)	-
Proceeds from (investment in) short-term bank deposit	8,486	(28,008)	517
Proceeds from restricted bank deposit	-	-	507

Net cash provided by (used in) investing activities	8,407	(28,047)	1,024

Cash flows from financing activities

Proceeds from issuance of convertible notes	-	115	600
Issuance of share capital upon public offering	-	57,254	-
Exercise of options	-	29	-
Issuance of shares, net	-	-	1

Net cash provided by financing activities	-	57,398	601

Increase (decrease) in cash and cash equivalents	(19,919)	21,998	42
Cash and cash equivalents at the beginning of the year	22,095	97	55

Cash and cash equivalents at the end of the year	$2,176	$22,095	$97

Non-cash transactions:

Issuance of ordinary shares upon conversion of convertible notes	$-	$980	$-

The accompanying notes are an integral part of the consolidated financial statements.

ALCOBRA LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share data

NOTE 1:-        GENERAL

Alcobra Ltd. was incorporated in Israel and commenced its operation on February 7, 2008. During July 2013, a wholly- owned subsidiary was established in the state of Delaware named Alcobra Inc. (the "Subsidiary"). Alcobra Ltd. and its Subsidiary (collectively "the Company") are an emerging biopharmaceutical company primarily focused on the development and commercialization of a proprietary drug candidate, to treat Attention Deficit Hyperactivity Disorder, ("ADHD"), and other cognitive dysfunctions including Fragile X. The Company's objective is to conduct additional clinical trials for its drug called MDX (the "Drug") and, if those trials are successful, seek marketing approval from the U.S. Food and Drug Administration (the "FDA") and other worldwide regulatory bodies.

The Company has not generated revenue from the sale of any product, and does not expect to generate significant revenue unless and until obtaining marketing approval and commercializing MDX. The Company has incurred losses in the amount of $ 32,834 during the year ended December 31, 2014.

During January 2015, the company completed a public offering in the "NASDAQ Capital Market" and issued 7,475,000 ordinary shares in consideration of $27,936, net.

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

ALCOBRA LTD. AND ITS SUBSIDIARY

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

e.         Short-term bank deposits:

Short-term bank deposits are deposits with maturities of more than three months but less than one year. The short–term bank deposits are presented at their cost, including accrued interest, which approximates fair value. As of December 31, 2014, the Company's bank deposits were in U.S. dollars and bore interest at a weighted average interest rate of 0.68%.

f.          Property and equipment, net:

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets at the following rates:

%

Computers and electronic equipment	15-33
Office furniture and equipment	6
Clinical and medical equipment	15
Leasehold improvement	The shorter of term of the lease or the useful life of the asset

ALCOBRA LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share data

NOTE 2:-       SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company's property and equipment are reviewed for impairment in accordance with ASC 360, "Property, Plant, and Equipment," whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. In 2014 and 2013, no impairment losses have been identified.

g.         Long-term deposits:

Long-term deposits include long-term deposits for office lease prepaid deposit and motor vehicles under operating leases, presented at their cost.

h.         Research and development expenses:

Research and development expenses are expensed as incurred. Those expenses include payments to third party clinical consultants, expenses related to conducting clinical and pre-clinical trials, salaries and related personnel expenses, travel expenses, and share based compensation expenses to research and development employees. During 2014, 2013 and 2012, no grants were received.

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

Severance pay expense for the years ended December 31, 2014, 2013 and 2012, amounted to $ 102, $ 26 and $ 18, respectively.

ALCOBRA LTD. AND ITS SUBSIDIARY

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

As of December 31, 2014 and 2013 the Company has not recorded a liability for uncertain tax positions.

k.         Concentrations of credit risk:

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash, cash equivalents, and short term bank deposits.

Cash and cash equivalents and short term bank deposits are invested in major banks in Israel and in the U.S.. Deposits in the U.S. may be in excess of insured limits and are not insured in other jurisdictions. Generally, these deposits may be redeemed upon demand and therefore bear minimal risk.

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

ALCOBRA LTD. AND ITS SUBSIDIARY

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

The total weighted average number of shares related to the outstanding options and warrants excluded from the calculations of diluted net loss per share, since they would have an anti-dilutive effect, was 1,053,055, 873,031 and 537,690 for the years ended December 31, 2014, 2013 and 2012, respectively.

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

The Company used the Black-Scholes option-pricing model to determine the fair value of grants made in 2014, 2013 and 2012. The following assumptions were applied in determining the compensation cost:

	Year ended December 31,
	2014	2013	2012

Risk-free interest rate	0.7-2.8%	0.8-2.4%	-
Expected option term	3-10yrs	5.3-10yrs	-
Expected price volatility	65-89%	69-88%	-
Dividend yield	-	-	-
Weighted average grant date fair value	$1.67	$7.76	-

o.         New accounting pronouncements:

In June 2014 the FASB issued ASU 2014-10 regarding development stage entities. The ASU removes the definition of development stage entity, as was previously defined under U.S. GAAP, from the accounting standards codification, thereby removing the financial reporting distinction between development stage entities and other reporting entities from U.S. GAAP. In addition, the ASU eliminates the requirements for development stage entities to (i) present inception-to-date information in the statement of income, cash flow and stockholders' equity, (ii) label the financial statements as those of a development stage entity, (iii) disclose a description of the development stage activities in which the entity is engaged, and (iv) disclose in the first year in which the entity is no longer a development stage entity that in prior years it had been in the development stage. The amendments' to ASU 2014-10 are effective for annual reporting periods beginning after December 15, 2014. The Company has applied the ASU in these financial statements.

In 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2014-15, Presentation of Financial Statements-Going Concern (Subtopic 205-40): Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern, which defines management’s responsibility to assess an entity’s ability to continue as a going concern, and to provide related footnote disclosures if there is substantial doubt about its ability to continue as a going concern. The pronouncement is effective for annual reporting periods ending after December 15, 2016 with early adoption permitted. The Company is currently evaluating the effect, if any, that the adoption of this guidance will have on the Company’s financial statements.

ALCOBRA LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share data

NOTE 3:-       RECEIVABLES AND PREPAID EXPENSES

	December 31,
	2014	2013

Government authorities	$117	$46
Prepaid expenses	311	69

	$428	$115

NOTE 4:        PROPERTY AND EQUIPMENT, NET

	December 31,
	2014	2013
Cost:
Computers and electronic equipment	$63	$32
Office furniture and equipment	41	23
Clinical and medical equipment	14	19
Leasehold improvement	39	5

	157	79
Accumulated depreciation:
Computers and electronic equipment	30	17
Office furniture and equipment	3	2
Clinical and medical equipment	10	10
Leasehold improvement	17	1

	60	30

Depreciated cost	$97	$49

Depreciation expenses for the years ended December 31, 2014, 2013 and 2012, were $ 31, $ 8 and $ 7, respectively.

NOTE 5:-        ACCRUED EXPENSES AND OTHER LIABILITIES

	December 31,
	2014	2013

Employees and payroll accruals	$308	$264
Accrued expenses	1,697	1,264
Government authorities	65	61

	$2,070	$1,589

ALCOBRA LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share data

NOTE 6:-       CONVERTIBLE NOTES

During 2012 and 2013, the Company issued convertible promissory notes to certain investors for a total amount of $ 715. The convertible notes bore an annual interest rate of 6%.

In connection with the Company's Initial Public Offering, ("IPO"), in May 2013, according to the terms of the convertible notes, in May 2013 the notes were automatically converted into 123,553 ordinary shares of the Company. Upon conversion of the convertible notes, the entire redemption amount was derecognized against additional paid in capital in the amount of $ 980. The financial expenses for the year ended December 31, 2013, amounted to $ 203.

NOTE 7:-       INCOME TAXES

a.         Tax laws applicable to Alcobra Ltd. and the Subsidiary:

1.	Alcobra Ltd. is taxed under the Israeli income tax law.

Taxable income of Israeli companies is subject to tax at the rate of 25% in 2012 and in 2013 and a rate of 26.5% in 2014 and afterwards.

2.	The Subsidiary is taxed under U.S. tax law. The federal tax rates applicable to the Company whose place of incorporation is within the U.S. are corporate (progressive) tax at the rate of up to 35%, excluding state tax, which rates depend on the state in which the Subsidiary conducts its business.

b.         Net operating losses carry forward:

Alcobra Ltd. has accumulated losses for tax purposes in Israel as of December 31, 2014 in the amount of $ 28,661 which may be carried forward and offset against taxable income in the future for an indefinite period.

c.         Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets are as follows:

	December 31,
	2014	2013

Operating loss carry forward	$7,595	$2,713
Reserves and allowances	5,073	1,358

Deferred tax assets before valuation allowance	12,668	4,071
Valuation allowance	(12,668)	(4,071)

Net deferred tax assets	$-	$-

ALCOBRA LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share data

NOTE 7:- INCOME TAXES (Cont.)

All deferred taxes are domestic. Management currently believes that since the Company has a history of losses it is more likely than not that the deferred tax regarding the loss carry forward and other temporary differences will not be realized in the foreseeable future.

d.	No liability for uncertain tax positions was recorded as of December 31, 2014 and 2013.

e.	The main reconciling item between the statutory tax rate of the Company and the effective tax rate is the recognition of valuation allowances in respect of deferred taxes due to the uncertainty of the realization of such deferred taxes.

f.	Net comprehensive loss (income) before taxes on income is comprised as follows:

	December 31,
	2014	2013	2012

Domestic (Israel)	$31,154	$10,505	$1,579
Foreign (U.S)	1,697	(18)	-

	$32,851	$10,487	$1,579

g.	Taxes on income relate solely to the foreign Subsidiary.

NOTE 8:- CONTINGENT LIABILITIES AND COMMITMENTS

a.	Legal Proceedings:

On November 19, 2014, a class action lawsuit was filed against the Company and certain of its current and former officers and directors in the United States District Court for the Southern District of New York. The case was filed on behalf of a putative class of investors who purchased or acquired the Company's publicly traded securities between March 28, 2014 and November 14, 2014. The complaint asserted violations of Sections 10(b) and 20(a) of the Exchange Act and SEC Rule 10b-5. The complaint alleged, among other things, that the Company's officers and directors made false or misleading statements relating to the results of Phase III study for its MDX drug candidate. The complaint sought an unspecified amount of damages, as well as other forms of relief. On December 16, 2014, another class action lawsuit was filed against the Company and certain of its current and former officers and directors in the United States District Court for the Southern District of New York. This complaint is largely identical to the earlier complaint and purports to bring the same claims on behalf of the same putative class. On December 23, 2014, the first plaintiff in the first action moved to voluntarily dismiss his case which motion was granted on December 30, 2014. On February 9, 2015, the court appointed a group of investors to act as lead plaintiff for the second action. The Company has not been served and at this preliminary stage cannot assess the exposure under such complaint.

ALCOBRA LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share data

NOTE 8:- CONTINGENT LIABILITIES AND COMMITMENTS (Cont.)

b.	The Company is engaged in three operating lease agreements for its facilities. The rent expenses for the years ended December 31, 2014, 2013 and 2012, amounted to $ 149, $ 50 and $ 44, respectively. Future minimum payments under the leases are as follows:

Year ended December 31,	Total

2015	$157
2016	149
2017	50

$356

c.	In June 2013 the Company entered into a new operating lease agreement for its vehicles until 2016. The rent expenses for the year ended December 31, 2014, 2013 and 2012, amounted to $ 67, $ 51 and $ 18, respectively. Future minimum payments under the lease upon cancellation of the lease agreement as of December 31, 2014 amounted to $14.

d.	Royalty bearing Government grants:

The Company partially financed its research and development expenditures under programs sponsored by the Office of Chief Scientist ("OCS") for the support of certain research and development activities conducted in Israel.

In connection with its research and development, the Company received $ 106 of participation payments from the OCS through December 31, 2014. In return for the OCS's participation, the Company is committed to pay royalties at a rate of 3%-5% of sales of the developed product linked to U.S dollars, up to 100% of the amount of grants received (100% plus interest at LIBOR). The Company's total commitment for royalties payable with respect to future sales, based on OCS participations received or accrued, net of royalties paid or accrued, totaled approximately $ 117 as of December 31, 2014. In addition, the OCS may impose certain conditions on any arrangement under which it permits the Company to transfer technology or development out of Israel.

ALCOBRA LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share data

NOTE 9:-       SHAREHOLDERS' EQUITY

a.	Share capital:

The ordinary shares confer upon their holders the right to participate and vote in general shareholders meetings of the Company and to share in the distribution of dividends, if any declared by the Company.

b.	Issuances of share:

1.	During May 2013, the Company completed an IPO and listed its ordinary shares on the "NASDAQ Capital Market" and issued 3,125,000 ordinary shares in consideration of $21,920, net.

Following the IPO and according to the terms of the convertible notes, the notes were automatically converted into 123,553 ordinary shares of the Company. In addition, 120,255 warrants were exercised into 85,192 ordinary shares of the Company, using the cashless exercise method.

2.	During October 2013, the Company completed a secondary public offering in the "NASDAQ Capital Market" and issued 2,300,000 ordinary shares in consideration of $35,334, net.

ALCOBRA LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share data

NOTE 9:- SHAREHOLDERS' EQUITY (Cont.)

c.	2010 incentive option plan:

In February 2010, the Company authorized through its 2010 incentive option plan (the "2010 Plan") the grant of options to officers, directors, advisors, management and other key employees. The Company reserved for grants of options up to 2,118,531 of the Company's ordinary shares. The options granted have generally four year vesting terms and expire between five to ten years after the grant date. As of December 31, 2014, 292,531 options were still available for future grants under the Plan.

A summary of the Company's options activity (for employees and directors) under the 2010 Plan is as follows:

	Year ended December 31,
	2014		2013
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price

Outstanding at beginning of year	805,300	$6.86	461,118	$0.20
Granted	1,154,345	$11.29	552,890	$9.87
Exercised	-	$-	(208,708)	$0.14
Cancelled	(372,345)	$18.38	-
Forfeited	(46,431)	$10.07	-

Outstanding at end of year	1,540,869	$7.30	805,300	$6.86

Vested and expected to vest	1,540,869	$7.30	805,300	$6.86

Options exercisable at the end of the year	640,401	$6.24	308,909	$0.33

As of December 31, 2014, the weighted-average remaining contractual term of the outstanding and exercisable options is 5.62 and 6.83 years, respectively; the aggregated intrinsic value of outstanding and exercisable options is $ 1,425 and $ 1,158, respectively. As of December 31, 2014, the unrecognized compensation cost is $ 2,878 to be recognized from 2015 through 2018, respectively, excluding cost of $903 for options with vesting subject to certain performance conditions, which are not probable.

On December 16, 2014 the company granted to certain employees and officers options to purchase 604,845 of the Company's Ordinary Shares, subject to the cancellation of 372,345 unvested options to certain officers. The Company accounted for the cancellation of options, accompanied by the concurrent grant of options in accordance with ASC 718-20-35-8 and calculated the incremental compensation cost as the excess of the fair value of the replacement award over the fair value of the cancelled award at the cancellation date.

ALCOBRA LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share data

NOTE 9:-       SHAREHOLDERS' EQUITY (Cont.)

d.	Options granted to consultants:

The Company granted options to certain service providers and accounted for these options in accordance with ASC 505-50, "Equity-Based payment to non-employees".

The outstanding options granted to the Company's consultants are as follows:

Grant date	Number of options	Exercise price	Expiration date
February 28, 2010	8,805	2.184	February 28, 2020
February 17, 2011	3,804	0.0005	February 17, 2021

	12,609

*) All options were fully vested on grant date.

e.	Warrants granted to underwriters:

The outstanding options granted to the underwriters for the IPO are as follows:

Grant date	Number of options	Exercise price	Expiration date
May 28, 2013	15,306	12	May 28, 2015
May 28, 2013	52,083	16	November 28, 2015
May 28, 2013	52,084	20	May 28, 2016

	119,473

f.	Share-based payment:

The share-based expense recognized in the consolidated financial statements for services received from employees and non-employees is shown in the following table:

	Year ended December 31,
	2014	2013	2012

Research and development, net	$1,773	$430	$ *) -
Pre Commercialization expenses	616	-	-
General and administrative expenses	1,700	1,110	26

	$4,089	$1,540	$26

*)	Represents an amount less than $ 1.

ALCOBRA LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share data

NOTE 10:-     RELATED PARTY BALANCES AND TRANSACTIONS

Balances with related parties:

	December 31,
	2014	2013

Other accounts payable	$-	$5

Related parties' expenses:

	Year ended December 31,
	2014	2013	2012
Amounts charged to:

General and administrative expense	$332	$268	$119

Financial expense	$-	$-	$60

On March 1, 2008, the Company signed an agreement with a consultant, who is also one of the Company's shareholders, as a contractor to render management, finance and operation services. The Company paid the consultant an amount of $7 per month. During May 2013, the monthly fee was increased to an amount of $ 12. The amendment was effective upon consummation of the IPO in May 2013. In June 2013, and in connection with the consummation of the IPO, the Company granted the consultant a bonus in the amount of $50.

In February 2014, the general meeting of the Company's shareholders approved the grant of an annual bonus to the consultant, in the amount of $200. The agreement was terminated in May 2014.

NOTE 11:- FINANCIAL EXPENSES (INCOME), NET

	Year ended December 31,
	2014	2013	2012
Financial expenses:
Interest expense	$-	$-	$3
Exchange rate	2	7	15
Bank fees	10	9	-
Interest on convertible notes	-	203	62

	12	219	80
Financial income:
Exchange rate	2	-	-
Interest income	237	22	2

	239	22	2

Financial expenses (income), net	$(227)	$197	$78

- - - - - - - - - - - - - -

