Form 20-F
period 2015-12-31
ALCOBRA LTD.
filed 2016-03-04
CIK 1566049

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES

EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

Commission file number: 001-35932

Alcobra Ltd.

(Exact name of Registrant as specified in its charter)

State of Israel

(Jurisdiction of incorporation or organization)

Azrieli Triangle Building

132 Derech Menachem Begin, 39th Floor

Tel Aviv 6701101 Israel

(Address of principal executive offices)

Dr. Yaron Daniely

Azrieli Triangle Building

132 Derech Menachem Begin, 39th Floor

Tel Aviv 6701101 Israel

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

27,560,920 Ordinary Shares, par value NIS 0.01 per share

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

☐  Large Accelerated Filer        ☒  Accelerated Filer        ☐  Non-Accelerated Filer

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP  ☒

International Financial Reporting Standards as issued by the International Accounting Standards Board  ☐

Other ☐  If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐          Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐  Yes       ☒  No

INTRODUCTION

Unless otherwise indicated, all references to the “Company,” “we,” “our” and “Alcobra” refer to Alcobra Ltd. and its subsidiary, Alcobra Inc., a Delaware corporation. References to “U.S. dollars” and “$” are to currency of the United States of America, and references to “NIS” are to new Israeli shekels. References to “Ordinary Shares” are to our Ordinary Shares, par value of NIS 0.01 per share.

We do not endorse or adopt any third-party research or forecast firms’ statements or reports referred to in this annual report and assume no responsibility for the contents or opinions represented in such statements or reports, nor for the updating of any information contained therein.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains express or implied “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and other U.S. Federal securities laws.

These forward-looking statements include, but are not limited to:

•	FDA approval of, or other regulatory action in the United States and elsewhere with respect to, our drug candidate, a proprietary formulation of metadoxine, or MDX;

•	the commercial launch and future sales of MDX or any other future products or product candidates;

•	our ability to achieve favorable pricing for MDX;

•	our ability to maintain orphan drug designation for MDX, and implications if such designation is lost;

•	our expectations regarding the commercial supply of our MDX drug candidate;

•	third-party payor reimbursement for MDX;

•	our estimates regarding anticipated expenses, capital requirements, the sufficiency of our funds through 2017 and our needs for additional financing;

•	the patient market size of Attention Deficit and Hyperactivity Disorder, or ADHD, and Fragile X Syndrome, or Fragile X, and market adoption of MDX by physicians and patients;

•	the timing, cost or other aspects of the commercial launch of MDX;

•	the design of future clinical trials and our ability to better control placebo response and treatment response variability;

•	the timing, duration and cost of clinical trials for MDX or whether such trials will be conducted at all;

•	completing, receiving favorable results, and announcing results of clinical trials for MDX;

•	issuance of patents to us by the United States Patent and Trademark Office, or U.S. PTO, and other governmental patent agencies;

•	our ability to protect our proprietary technology and enforce our intellectual property rights;

•	our intention to file a joint NDA for the adult and pediatric sub-populations for ADHD;

•	whether we will be able to maintain fast track designation for MDX for Fragile X; and

•	our expectations regarding licensing, acquisitions and strategic operations.

In some cases, forward-looking statements are identified by terminology such as "may," "will," "could," "should," "expects," "plans," "anticipates," "believes," "intends," "estimates," "predicts," "potential," or "continue" or the negative of these terms or other comparable terminology. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results or performance to differ materially from those projected. These statements are only current predictions and are subject to known and unknown risks, uncertainties, and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from those anticipated by the forward-looking statements. In addition, historic results of scientific research and clinical and preclinical trials do not guarantee that the conclusions of future research or trials would not suggest different conclusions or that historic results referred to herein would not be interpreted differently in light of additional research and clinical and preclinical trials results. Also, while the FDA has indicated to us that positive efficacy results from certain clinical studies may be sufficient to demonstrate efficacy for approval of MDX, the FDA is not bound by these communications and accordingly may change its position in the future. The forward-looking statements contained in this annual report are subject to risks and uncertainties, including those discussed under Item 3.D. Risk Factors and in our other filings with the Securities and Exchange Commission, or the SEC. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. Except as required by law, we are under no duty to (and expressly disclaim any such obligation to) update or revise any of the forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this annual report.

PART ONE

ITEM 1.              IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.              OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.               KEY INFORMATION

3.A.        Selected financial data

Our historical consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States and are presented in U.S. dollars. The selected historical consolidated financial information as of December 31, 2014 and 2015 and for the years ended December 31, 2013, 2014 and 2015 have been derived from, and should be read in conjunction with, the consolidated financial statements of Alcobra Ltd. and notes thereto appearing elsewhere in this annual report. The selected financial data as of December 31, 2011, 2012 and 2013 and for the years ended December 31, 2011 and December 31, 2012 have been derived from the audited financial statements of Alcobra Ltd. not included in this annual report.

The information presented below is qualified by the more detailed historical consolidated financial statements set forth in this annual report, and should be read in conjunction with those consolidated financial statements, the notes thereto and the discussion under Item 5 – “Operating and Financial Review and Prospects” - included elsewhere in this annual report.

Consolidated Statement of Operations Data – Years Ended December 31

(in thousands of U.S. dollars, except share and per share data)

	2015	2014	2013	2012	2011
Research and development	$13,461	$25,105	$7,066	$818	$1,822
Pre-commercialization	1,245	2,134	-	-	-
General and administrative	4,992	5,839	3,224	683	2,084
Operating loss	19,698	33,078	10,290	1,501	3,906
Financial expenses (income), net	(300)	(227)	197	78	23
Net loss before taxes	19,398	32,851	10,487	1,579	3,929
Taxes on income (tax benefit)	51	(17)	61	-	-
Deemed dividend	-	-	-	-	180
Net loss	$19,449	$32,834	$10,548	$1,579	$4,109
Basic and diluted net loss per share	$(0.90)	$(2.40)	$(1.04)	$(0.20)	$(0.50)
Shares used in computing basic and diluted net loss per share	21,638,207	13,674,818	10,177,786	7,791,932	7,843,388

Consolidated Balance Sheet Data – as of December 31

(in thousands of U.S. dollars, except for share data)

	2015	2014	2013	2012	2011
Working capital	$49,994	$19,751	$48,582	$(588)	$448
Total assets	71,683	22,318	50,324	201	1,204
Shareholders' equity	$69,331	$19,943	$48,688	$(567)	$985
Number of shares outstanding	27,560,920	13,702,772	13,636,709	7,794,256	8,096,109

3.B.	Capitalization and indebtedness

Not applicable.

3.C.	Reasons for the offer and use of proceeds

Not applicable.

3.D.	Risk factors

In conducting our business, we face many risks that may interfere with our business objectives. Some of these risks could materially and adversely affect our business, financial condition and results of operations. In particular, we are subject to various risks resulting from changing economic, political, industry, regulatory, business and financial conditions. The risks and uncertainties described below are not the only ones we face.

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

Risks Related to Product Development, Regulatory Approval and Commercialization

We depend entirely on the success of our only current clinical-stage product candidate, MDX, and we may not obtain regulatory approval of MDX for the treatment of ADHD or other cognitive dysfunctions such as Fragile X, or we may be unable to successfully commercialize it.

We have invested almost all of our efforts and financial resources in the research and development of MDX, which is currently our only clinical-stage product candidate. As a result, our business is entirely dependent on our ability to complete the development of, obtain regulatory approval for, and successfully commercialize, MDX in a timely manner. The process to develop, obtain regulatory approval for, and commercialize MDX is long, complex, costly and uncertain of outcome.

The research, testing, manufacturing, labeling, approval, sale, marketing and distribution of drugs are subject to extensive regulation by the Food and Drug Administration, or FDA, in the United States and other regulatory agencies in other countries. These regulations differ from country to country. We are not permitted to market MDX or any other product candidate in the United States until we receive approval of a New Drug Application, or NDA, from the FDA, or in any foreign countries until we receive the requisite approval from regulatory agencies in such countries. We are required to conduct multiple additional pre-clinical and clinical trials to be able to submit an NDA to the FDA or comparable applications to other regulatory authorities in other countries. The results of additional pre-clinical and clinical trials may be unsatisfactory, and even if we believe those trials to be successful, there are many reasons why the FDA may not approve our NDA should we be in a position to file one.

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

We may not be able to commence or complete the clinical trials that would support our submission of an NDA to the FDA. Drug development is a long, expensive and uncertain process, and delay or failure can occur at any stage of any of our clinical trials. Clinical trials can be delayed or prevented for a number of reasons, including:

•	difficulties obtaining regulatory approval to commence or complete a clinical trial, or complying with conditions imposed by a regulatory authority regarding the scope or term of a clinical trial;

•	delays in reaching or failing to reach agreement on acceptable terms with prospective contract research organizations, or CROs, contract manufacturing organizations, or CMOs, and trial sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and trial sites;

•	failure of our third-party contractors, such as CROs and CMOs, or our investigators to comply with regulatory requirements or otherwise meet their contractual obligations in a timely manner;

•	insufficient or inadequate supply or quality of a product candidate or other materials necessary to conduct our clinical trials;

•	difficulties obtaining institutional review board, or IRB, approval to conduct a clinical trial at a prospective site;

•	the FDA requiring alterations to any of our study designs, our pre-clinical strategy or our manufacturing plans;

•	challenges recruiting and enrolling subjects to participate in clinical trials for a variety of reasons, including size and nature of subject population, proximity of subjects to clinical sites, eligibility criteria for the trial, nature of trial protocol, the availability of approved effective treatments for the relevant disease and competition from other clinical trial programs for similar indications;

•	difficulties in maintaining contact with subjects after treatment, which results in incomplete data;

•	receipt by a competitor of marketing approval for a product targeting an indication that our product targets, such that we are not “first to market” with our product candidate;

•	governmental or regulatory delays and changes in regulatory requirements, policy and guidelines; and

•	varying interpretations of data by the FDA and similar foreign regulatory agencies.

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

Even if we complete our planned clinical trials and believe the results to be successful, all of which are uncertain, obtaining approval of an NDA is an extensive, lengthy, expensive and uncertain process, and the FDA (and other regulatory agencies) may delay, limit or deny approval of MDX for many reasons, including:

•	we may not be able to demonstrate to the satisfaction of the FDA that MDX is safe and effective for any indication;

•	the results of clinical trials may not meet the level of statistical significance or clinical significance required by the FDA for approval;

•	the FDA may disagree with the number, design, size, conduct or implementation of our clinical trials;

•	the FDA may not find the data from pre-clinical studies and clinical trials sufficient to demonstrate that MDX’s clinical and other benefits outweigh its safety risks;

•	the FDA may disagree with our interpretation of data from pre-clinical studies or clinical trials;

•	the FDA may not accept data generated at our clinical trial sites;

•	the data collected from pre-clinical studies and clinical trials of MDX may not be sufficient to support the submission of an NDA;

•	the FDA may have difficulties scheduling an advisory committee meeting in a timely manner, or the advisory committee may recommend against approval of our application or may recommend that the FDA require, as a condition of approval, additional pre-clinical studies or clinical trials, limitations on approved labeling, or distribution and use restrictions;

•	the FDA may require development of a risk evaluation and mitigation strategy as a condition of approval;

•	the FDA may identify deficiencies in the manufacturing processes or facilities of third party manufacturers with which we enter into agreements for clinical and commercial supplies;

•	the FDA may change its approval policies or adopt new regulations;

•	the FDA may require that an NDA application for ADHD includes the pediatric sub-population, delaying an approval for the adult sub-population; and

•	we may have successful clinical trial results for adults but not children and adolescents.

Before we can submit an NDA to the FDA, we may be required to conduct multiple registration studies, which are trials intended to support FDA product registration. Registration studies frequently produce unsatisfactory results even if prior clinical trials were successful. Therefore, the results of the additional trials that we conduct may or may not be successful. The FDA may suspend all clinical trials or require that we conduct additional clinical, nonclinical, manufacturing validation or drug product quality studies and submit those data before it will consider or reconsider the NDA. Depending on the extent of these or any other studies, approval of any applications that we submit may be delayed by several years, or may require us to expend more resources than we have available. It is also possible that additional studies, if performed and completed, may not be considered sufficient by the FDA to approve the NDA. If any of these outcomes occur, we would not receive approval for MDX and may be forced to cease operations.

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

Pediatric drug development requires additional non-clinical work (such as animal studies in juvenile animals and additional reproductive toxicity work), as well as staged clinical work in determining safe dosing and monitoring. These additional tasks involve investment of significant additional resources beyond those needed for development of the drug for adults. Development of our drug for children may be significantly delayed due to these additional requirements.

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

We may not be able to maintain FDA “Orphan Drug” designation for metadoxine, the active ingredient in MDX to treat Fragile X.

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

Although we have obtained orphan drug designation for MDX to treat Fragile X in the United States, we may not be the first to obtain marketing approval for any particular orphan indication due to the uncertainties associated with developing pharmaceutical products. Further, even if we obtain orphan drug exclusivity for a product, that exclusivity may not effectively protect the product from competition because different drugs with different active moieties can be approved for the same condition. Even after an orphan drug is approved, the FDA can subsequently approve a different drug for the same condition if the FDA concludes that the later drug is clinically superior in that it is shown to be safer, more effective or makes a major contribution to patient care. Orphan drug designation neither shortens the development time or regulatory review time of a drug nor gives the drug any advantage in the regulatory review or approval process.

We have obtained fast track designation from the FDA for MDX for the treatment of Fragile X. However, fast track designation may not lead to a faster development or regulatory review or approval process, and it does not increase the likelihood that our product candidate will receive marketing approval.

If a product is intended for the treatment of a serious or life-threatening condition and the product candidate demonstrates the potential to address unmet needs for this condition, the sponsor may apply for FDA fast track designation. If the fast track designation is obtained, the FDA may initiate review of sections of an NDA, before the application is complete. This “rolling review” is available if the applicant provides, and the FDA approves, a schedule for submission of the individual sections of the application. In addition, such a product could be eligible for priority review if supported by clinical data at the time of NDA (if the product is indicated for a serious condition and demonstrates the “Potential To Be a Significant Improvement in Safety or Effectiveness”). A priority review designation means the FDA’s goal is to take action on the marketing application within six months of receipt (compared with 10 months under standard review), and the sponsor may apply for a priority review designation when the NDA is submitted to the FDA. In September 2015, the FDA notified us that we had obtained fast track designation for MDX for the treatment of Fragile X. Fast track designation does not ensure that we will experience a faster development, regulatory review or approval process compared to conventional FDA procedures or that we will ultimately obtain regulatory approval of MDX. Additionally, the FDA may withdraw fast track designation if it believes that the designation is no longer supported by data from our clinical development program.

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

In March 2010, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010, or collectively PPACA, was enacted. The PPACA is a sweeping law intended to broaden access to health insurance, reduce or constrain the growth of healthcare spending, enhance remedies against fraud and abuse, add new transparency requirements for healthcare and the health insurance industry, impose new taxes and fees on the healthcare industry and impose additional health policy reforms. This law revises the definition of “average manufacturer price” for reporting purposes, which could increase the amount of Medicaid drug rebates to states once the provision is effective. Further, the new law imposes a significant annual fee on companies that manufacture or import branded prescription drug products. Substantial new provisions affecting compliance have also been enacted, which may require us to modify our business practices with healthcare practitioners. While the U.S. Supreme Court upheld the constitutionality of most elements of the PPACA in June 2012, other legal challenges are still pending final adjudication in several jurisdictions.  In addition, Congress has also proposed a number of legislative initiatives, including possible repeal of the PPACA.  At this time, it remains unclear whether there will be any changes made to the PPACA, whether to certain provisions or its entirety.  We can provide no assurance that the PPACA, as currently enacted or as amended in the future, will not adversely affect our business and financial results, and we cannot predict how future federal or state legislative or administrative changes relating to healthcare reform will affect our business.

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

The FDA and other regulatory agencies strictly regulate the promotional claims that may be made about prescription products. In particular, a product may not be promoted for uses that are not approved by the FDA or such other regulatory agencies as reflected in the product’s approved labeling. In particular, any labeling approved by the FDA for MDX may include restrictions on use, such as limitations on how ADHD is defined and diagnosed, limiting the use of MDX to a specific population, such as a defined age group, or limiting MDX to second-line or concomitant therapy. The FDA may impose further requirements or restrictions on the distribution or use of MDX as part of a mandatory plan, such as limiting prescribing to certain physicians or medical centers that have undergone specialized training, limiting treatment to patients who meet certain safe-use criteria and requiring treated patients to enroll in a registry. If we receive marketing approval for MDX, physicians may nevertheless prescribe MDX to their patients in a manner that is inconsistent with the approved label. If we are found to have promoted such off-label uses, we may become subject to significant liability. The federal government has levied large civil and criminal fines against companies for alleged improper promotion and has enjoined several companies from engaging in off-label promotion. The FDA has also requested that companies enter into consent decrees or permanent injunctions under which specified promotional conduct is changed or curtailed.

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

We obtained clinical trial insurance coverage for our Phase 3 clinical trial in adult ADHD with a $5.0 million aggregate coverage limit in the United States and Israel and we expect that we will obtain additional insurance as we conduct additional clinical trials. However, our insurance coverage may not be sufficient to reimburse us for any expenses or losses we may suffer. Moreover, the insurance market experiences significant changes from year to year due to various factors including the international claims record and general reinsurance terms. Therefore, coverage may become more expensive, and, in the future, we may not be able to maintain insurance coverage at a reasonable cost or in sufficient amounts to protect us against losses due to liability. If and when we obtain marketing approval for MDX or any other product candidate, we intend to expand our insurance coverage to include the sale of commercial products; however, we may be unable to obtain this product liability insurance on commercially reasonable terms. On occasion, large judgments have been awarded in class action lawsuits based on drugs that had unanticipated side effects. The cost of any product liability litigation or other proceedings, even if resolved in our favor, could be substantial. A successful product liability claim or series of claims brought against us could cause our share price to decline and, if judgments exceed our insurance coverage, could decrease our cash and adversely affect our business.

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

We are an emerging biopharmaceutical company with a limited operating history. We are in the development stage. To date, we have focused almost exclusively on developing our lead compound, MDX. We have funded our operations to date primarily through proceeds from the private placement and public offering of ordinary shares and convertible notes. We have only a limited operating history upon which you can evaluate our business and prospects. In addition, we have limited experience and have not yet demonstrated an ability to successfully overcome many of the risks and uncertainties frequently encountered by companies in new and rapidly evolving fields, particularly in the pharmaceutical industry. We have not generated any revenue from product sales to date. We have incurred losses in each year since our inception in February 2008. Our loss attributable to holders of our ordinary shares for the year ended December 31, 2014 and 2015 was approximately $32.8 million, and $19.5 million, respectively. As of December 31, 2015, we had an accumulated deficit of $71 million. Substantially all of our operating losses resulted from costs incurred in connection with our development program and from general and administrative costs associated with our operations.

Our research and development expenses may increase in connection with our clinical development plan. In addition, if we obtain marketing approval for MDX, we will likely incur significant sales, marketing and outsourced manufacturing expenses, as well as continued research and development expenses. Furthermore, we incur and will continue to incur additional costs associated with operating as a public company, which are at least several hundred thousand dollars annually. As a result, we expect to continue to incur significant and increasing operating losses for the foreseeable future. Because of the numerous risks and uncertainties associated with developing pharmaceutical products, we are unable to predict the extent of any future losses or when we will become profitable, if at all

We have not generated any revenue from MDX or any other product candidate and may never be profitable.

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

We may need to raise substantial additional capital to fund our operations and to develop and commercialize MDX. Our future capital requirements may be substantial and will depend on many factors including:

•	our clinical trials results;

•	the scope, progress, results and costs of researching and developing MDX;

•	the cost, timing and outcomes of seeking marketing approval of MDX;

•	the cost of filing and prosecuting patent applications and the cost of defending our issued patents and future patents, if issued;

•	the cost of prosecuting infringement actions against third parties;

•	exploration and possible label expansion of MDX for the treatment of other conditions;

•	the costs associated with commercializing MDX if we receive marketing approval, including the cost and timing of establishing sales, marketing and distribution capabilities to market and sell MDX;

•	the cost of manufacturing MDX;

•	the timing, receipt and amount of sales of, or royalties on, sales of MDX, if any;

•	subject to receipt of marketing approval, revenue received from sales of approved products, if any, in the future;

•	any product liability or other lawsuits related to our products;

•	costs associated with the expansion of our product pipeline;

•	the expenses needed to attract and retain skilled personnel; and

•	the costs associated with being a public company.

Based on our current operating plan, we anticipate that our existing resources will be sufficient to enable us to maintain our currently planned operations, including our continued product development, through 2017. We believe these funds will enable us, among other things, to complete our ongoing second Phase 3 clinical trial in adult ADHD and our planned clinical trials in pediatric ADHD and Fragile X.. Our operating plan may significantly change as a result of new clinical data or other considerations related to our clinical development plan.

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

We have in the past and may continue to seek additional capital through a combination of private and public equity offerings, debt financings and collaborations and strategic and licensing arrangements. Including our initial public offering in 2013, we have completed four underwritten public offerings to date. To the extent that we raise additional capital through the sale of equity or convertible notes securities, your ownership interest will be diluted, and the terms may include liquidation or other preferences that adversely affect your rights as a shareholder. Debt financing, if available, would result in increased fixed payment obligations and may involve agreements that include covenants limiting or restricting our ability to take specific actions such as incurring debt, making capital expenditures or declaring dividends. If we raise additional funds through collaboration, strategic alliance and licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies, future revenue streams or product candidates, or grant licenses on terms that are not favorable to us.

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

Risks Related to Our Intellectual Property

We have filed multiple patent applications and have three issued patents by the U.S. PTO, and 11 issued patents in other jurisdictions. There can be no assurance that any of our other patent applications will result in issued patents. As a result, we may have limited protection of our proprietary technology in the marketplace.

We have filed patent applications in many countries worldwide. These applications cover a range of areas including: different formulations of metadoxine, uses of metadoxine for cognitive impairments, new molecular derivatives of metadoxine, and methods for determining responsiveness to metadoxine treatment. As of December 31, 2015, we have three issued U.S. patents, covering the composition of the sustained release form of MDX, the use of metadoxine for ADHD, and new molecular derivatives of metadoxine. We also have six issued patents in Australia, Japan, India, Mexico, Russia and Europe that cover the composition of the sustained release form of MDX. The European patent includes the following territories: Austria, Belgium, Bulgaria, Switzerland, Cyprus, Czech Republic, Germany, Denmark, Estonia, Spain, Finland, France, United Kingdom, Greece, Croatia, Hungary, Ireland, Iceland, Italy, Lithuania, Latvia, Luxembourg, Monaco, Malta, Netherlands, Norway, Poland, Portugal, Romania, Sweden, Slovenia, Slovakia and Turkey. Additionally, we have five issued patents in Australia, China, Japan, Mexico and New Zealand that cover the use of metadoxine for ADHD. Unless and until other pending applications issue, their additional protective scope is impossible to determine. It is impossible to predict whether or how many of these additional applications will result in issued patents. Even if pending applications issue, they may issue with claims significantly narrower than those we currently seek. The patent position of biotechnology and pharmaceutical companies is generally uncertain because it involves complex legal and factual considerations. The standards applied by the U.S. PTO and foreign patent offices in granting patents are not always applied uniformly or predictably. For example, there is no uniform worldwide policy regarding patentable subject matter or the scope of claims allowable in biotechnology and pharmaceutical patents. Consequently, patents may not issue from our pending patent applications. As such, we do not know the degree of future protection that we will have on our proprietary products and technology.

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

As is the case with other pharmaceutical companies, our success is heavily dependent on intellectual property, particularly patents. Obtaining and enforcing patents in the biopharmaceutical industry involve both technological and legal complexity. Therefore, obtaining and enforcing pharmaceutical patents is costly, time-consuming and inherently uncertain. In addition, the United States has recently enacted and is currently implementing wide-ranging patent reform legislation. The U.S. Supreme Court has ruled on several patent cases in recent years, either narrowing the scope of patent protection available in certain circumstances or weakening the rights of patent owners in certain situations. In addition to increasing uncertainty with regard to our ability to obtain patents in the future, this combination of events has created uncertainty with respect to the value of patents, once obtained. Depending on decisions by the U.S. Congress, the federal courts, and the U.S. PTO, the laws and regulations governing patents could change in unpredictable ways that would weaken our ability to obtain new patents or to enforce our existing patents and patents that we might obtain in the future.

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

Our key employees include our Chief Executive Officer, Dr. Yaron Daniely, who has been with us since 2010, our Chief Financial Officer and Chief Operating Officer, Dr. Tomer Berkovitz, who has been with us since 2014, our Chief Medical Officer, Dr. Jonathan Rubin, who has been with us since 2013, our Chief Commercial Officer, Mr. David Baker, who has been with us since 2014, our Senior Vice President CMC (chemistry, manufacturing and controls), Ms. Hanna Ron, who has been with us since 2011, our Senior Vice President Regulatory Affairs, Dr. Hagit Marchaim, who has been with us since 2014, our Vice President Finance, Ms. Irena Katsman, who has been with us since 2015, our Senior Vice President of Preclinical Development, Dr. Johanna Schumann, who has been with us since 2013, and our Director of Quality Assurance, Mr. Shlomi Ianovitz, who has been with us since 2015. Our future growth and success depend on our ability to recruit, retain, manage and motivate our employees and key consultants. The loss of the services of our chief executive officer, our chief financial officer or any of our key employees or the inability to hire or retain experienced management personnel could adversely affect our ability to execute our business plan and harm our operating results. Although we have employment agreements in place with management, these agreements are terminable at will with minimal notice.

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

We are required to disclose changes made in our internal controls and procedures on an annual basis and our management is required to assess the effectiveness of these internal controls annually. However, for as long as we are an “emerging growth company” under the JOBS Act, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act. We could be an emerging growth company for up to five years from our initial public offering in 2013. An independent assessment of the effectiveness of our internal controls could detect problems that our management's assessment might not. Undetected material weaknesses in our internal controls could lead to financial statement restatements and require us to incur the expense of remediation.

We may need to significantly increase the size of our organization, and we may experience difficulties in managing growth.

We currently have 19 employees, and in order to commercialize our products, we may need to substantially increase our operations, including expanding our employee base of managerial, operational and financial personnel. Any future growth will impose significant added responsibilities on members of management, including the need to identify, recruit, maintain and integrate additional employees. To that end, we must be able to:

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

Healthcare providers, physicians and third-party payors in the United States and elsewhere play a primary role in the recommendation and prescription of any product candidates for which we obtain marketing approval. Our future arrangements with third-party payors and customers may expose us to broadly applicable fraud and abuse and other healthcare laws and regulations that may constrain the business or financial arrangements and relationships through which we market, sell and distribute our products for which we obtain marketing approval. Restrictions under applicable federal, state and foreign healthcare laws and regulations include the following:

•	the Medicare-Medicaid Anti-Fraud and Abuse Act, as amended, or the Anti-Kickback Statute, prohibits, among other things, persons from knowingly and willfully soliciting, offering, receiving or providing remuneration, directly or indirectly, in cash or in kind, to induce or reward either the referral of an individual for, or the purchase, order or recommendation of, any good or service for which payment may be made under federal and state healthcare programs such as Medicare and Medicaid;

•	the federal False Claims Act imposes criminal and civil penalties, against individuals or entities for knowingly presenting, or causing to be presented, to the federal government, claims for payment that are false or fraudulent or making a false statement to avoid, decrease or conceal an obligation to pay money to the federal government and also includes provisions allowing for private, civil whistleblower or “qui tam” actions;

•	the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act, or HITECH, imposes criminal and civil liability for executing a scheme to defraud any healthcare benefit program. HIPAA and HITECH also regulate the use and disclosure of identifiable health information by health care providers, health plans and health care clearinghouses, and impose obligations, including mandatory contractual terms, with respect to safeguarding the privacy, security and transmission of identifiable health information as well as requiring notification of regulatory breaches. HIPAA and HITECH violations may prompt civil and criminal enforcement actions as well as enforcement by state attorneys general;

•	the federal false statements statute prohibits knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false statement in connection with delivery of or payment for healthcare benefits, items or services;

•	the federal transparency requirements under the Health Care Reform Law requires manufacturers of drugs, devices, biologics and medical supplies to report to the U.S. Department of Health and Human Services information related to physician payments and other transfers of value and physician ownership and investment interests;

•	analogous state laws and regulations, such as state anti-kickback and false claims laws, may apply to sales or marketing arrangements and claims involving healthcare items or services reimbursed by non-governmental third-party payors, including private insurers, and some state laws require pharmaceutical companies to comply with the pharmaceutical industry's voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government in addition to requiring drug manufacturers to report information related to payments to physicians and other health care providers or marketing expenditures; and

•	analogous anti-kickback, fraud and abuse and healthcare laws and regulations in foreign countries may also apply.

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

We may be subject to any number of legal proceedings.

On December 16, 2014, a class action lawsuit was filed against us and certain of our current and former officers and directors in the United States District Court for the Southern District of New York. The complaint, brought by a putative class of investors, alleges, among other things, that our officers and directors made false or misleading statements relating to the results of our Phase 3 study for our MDX drug candidate. On May 20, 2015, we moved to dismiss the complaint. The motion to dismiss has been fully briefed, and oral argument occurred on September 22, 2015, and the court’s decision remains pending. Such legal proceedings, regardless of their outcome, could be costly, divert management attention, or damage our reputation and demand for our products. Litigation, particularly in the United States, is inherently unpredictable and unexpectedly high awards of damages can result if we receive an adverse verdict. In many cases, particularly in the United States, the practice of the plaintiffs’ bar is to claim damages (compensatory, punitive and statutory) in extremely high amounts. Accordingly, it is difficult to quantify the potential exposure to claims in many proceedings of the type mentioned above. Unfavorable resolution of current and similar future proceedings could have a material adverse effect on our financial condition and results of operations. We may become subject to monetary and/or non-monetary sanctions and/or may be required to make significant provisions in our accounts related to legal proceedings, which could have a material adverse effect on our financial condition and results of operations.

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

If we were to be characterized as a passive foreign investment company, or PFIC, under the U.S. Internal Revenue Code of 1986, as amended, or the Code, in any taxable year during which a U.S. taxpayer owns ordinary shares, such U.S. holder could be liable for additional taxes and interest charges upon certain distributions by us and any gain recognized on a sale, exchange or other disposition, including a pledge, of the ordinary shares, whether or not we continue to be a PFIC. Based on the nature of our business, the projected composition of our income and the projected composition and estimated fair market values of our assets, we believe that we may be deemed a PFIC. In particular, in light of the complexity of PFIC rules, we cannot assure you that we have not been a PFIC in prior years or are not a PFIC or will avoid becoming a PFIC in the future. Were we to be classified as a PFIC, a U.S. investor may be able to mitigate some of the adverse U.S. federal income tax consequences with respect to owning the ordinary shares for our taxable year ending December 31, 2015, provided that such U.S. investor is eligible to make, and successfully makes, a “mark-to-market” election. U.S. investors could also mitigate some of the adverse U.S. federal income tax consequences of us being classified as a PFIC by making a “qualified electing fund” election, provided that we provide the information necessary for a U.S. investor to make such an election. We intend to make available to U.S. investors upon request the information necessary for U.S. holders to make qualified electing fund elections. U.S. Holders are strongly urged to consult their tax advisors about the PFIC rules, including tax return filing requirements and the eligibility, manner, and consequences to them of making a QEF or mark-to-market election with respect to our Ordinary Shares in the event we that qualify as a PFIC. For more information see Item 10E. Taxation “U.S. Federal Income Tax Consequences.”

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

We have never declared or paid cash dividends on our ordinary shares. We currently anticipate that we will retain future earnings for the development, operation and expansion of our business and do not anticipate declaring or paying any cash dividends in the foreseeable future. Moreover, the Israeli Companies Law imposes certain restrictions on our ability to declare and pay dividends. See Item 10.B. Articles of Association “Dividend and Liquidation Rights” for additional information.

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

We intend to take advantage of these exemptions until we are no longer an “emerging growth company.” We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of our initial public offering in 2013, (b) in which we have total annual gross revenue of at least $1.0 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our ordinary shares that is held by non-affiliates exceeds $700 million as of the prior June 30th , and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period.

We cannot predict if investors will find our ordinary shares less attractive because we may rely on these exemptions. If some investors find our ordinary shares less attractive as a result, there may be a less active trading market for our ordinary shares, and our share price may be more volatile and may decline.

As a foreign private issuer, we are permitted and intend to follow certain home country corporate governance practices instead of otherwise applicable SEC and NASDAQ requirements, which may result in less protection than is accorded to investors under rules applicable to domestic U.S. issuers.

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

In addition, as a foreign private issuer, we are exempt from the rules and regulations under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file annual, quarterly and current reports and financial statements with the SEC as frequently or as promptly as domestic U.S. issuers whose securities are registered under the Exchange Act. Also, although a recent amendment to the Israeli Companies Law will require us to disclose the annual compensation of our five most highly compensated senior officers on an individual basis (rather than on an aggregate basis, as was permitted under the Israeli Companies Law for Israeli public companies listed overseas, such as in the United States, prior to such amendment), this disclosure will not be as extensive as that required of a U.S. domestic issuer. For example, it currently appears as if the disclosure required under Israeli law would be limited to compensation paid in the immediately preceding year without any requirement to disclose option exercises and vested stock options, pension benefits or potential payments upon termination or change of control. These exemptions and leniencies will reduce the frequency and scope of information and protections to which you are entitled as an investor.

Risks Related to Israeli Law and Our Operations in Israel

Our headquarters and other significant operations are located in Israel and, therefore, our results may be adversely affected by political, economic and military instability in Israel.

Our executive offices are located in Tel Aviv, Israel. In addition, the majority of our officers and directors are residents of Israel. Accordingly, political, economic and military conditions in Israel may directly affect our business. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its neighboring countries. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its trading partners could adversely affect our operations and results of operations. During November 2012 and July 2014, Israel was engaged in an armed conflict with a militia group and political party which controls the Gaza Strip. In addition, recent political uprisings and conflicts in various countries in the Middle East, including Egypt and Syria, are affecting the political stability of those countries. It is not clear how this instability will develop and how it will affect the political and security situation in the Middle East. This instability has raised concerns regarding security in the region and the potential for armed conflict. In addition, it is widely believed that Iran, which has previously threatened to attack Israel, has been stepping up its efforts to achieve nuclear capability. Iran is also believed to have a strong influence among extremist groups in the region, such as Hamas in Gaza and Hezbollah in Lebanon. Additionally, the Islamic State of Iraq and Levant (ISIL), a violent jihadist group, is involved in hostilities in Iraq and Syria and has been growing in influence. Although ISIL’s activities have not directly affected the political and economic conditions in Israel, ISIL’s stated purpose is to take control of the Middle East, including Israel. The tension between Israel and Iran and/or these groups may escalate in the future and turn violent, which could affect the Israeli economy in general and us in particular. Any armed conflicts, terrorist activities or political instability in the region could adversely affect business conditions and could harm our results of operations and could make it more difficult for us to raise capital. Parties with whom we do business may sometimes decline to travel to Israel during periods of heightened unrest or tension, forcing us to make alternative arrangements when necessary in order to meet our business partners face to face. In addition, the political and security situation in Israel may result in parties with whom we have agreements involving performance in Israel claiming that they are not obligated to perform their commitments under those agreements pursuant to force majeure provisions in such agreements.

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

The vast majority of our expenses are in U.S. dollars and New Israeli Shekels, or NIS. Our functional currency is the U.S. dollar and substantially all of our financial resources are denominated by U.S. dollars. As a result, we are exposed to the risks that the NIS may appreciate relative to the U.S. dollar, or if the NIS instead devalues relative to the U.S. dollar, that the inflation rate in Israel may exceed such rate of devaluation of the NIS, or that the timing of such devaluation may lag behind inflation in Israel. In any such event, the U.S. dollar cost of our operations in Israel would increase and our U.S. dollar-denominated results of operations would be adversely affected. For instance, in 2015, approximately 20% of our expenses were denominated in New Israeli Shekels. Changes of 5% and 10% in the U.S. dollar - NIS exchange rate would have increased/decreased the operation expenses by 0.95% and 1.81%, respectively. The exchange rate as of December 31, 2015 was $1.00 = NIS 3.902. We cannot predict any future trends in the rate of inflation in Israel or the rate of devaluation (if any) of the NIS against the U.S. dollar.

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

Furthermore, Israeli tax considerations may make potential transactions unappealing to us or to our shareholders whose country of residence does not have a tax treaty with Israel exempting such shareholders from Israeli tax. See Item 10.E. Taxation “Israeli Taxation Considerations” for additional information.

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

The rights and responsibilities of the holders of our ordinary shares are governed by our amended and restated articles of association and by Israeli law. These rights and responsibilities differ in some material respects from the rights and responsibilities of shareholders in typical U.S.-based corporations. In particular, a shareholder of an Israeli company has certain duties to act in good faith and fairness towards the Company and other shareholders, and to refrain from abusing its power in the Company. See Item 7. Major Shareholders and Related Party Transactions for additional information. There is limited case law available to assist us in understanding the nature of this duty or the implications of these provisions. These provisions may be interpreted to impose additional obligations and liabilities on holders of our ordinary shares that are not typically imposed on shareholders of U.S. corporations.

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

Our male employees and consultants in Israel, including members of our senior management, may be obligated to perform one month, and in some cases longer periods, of annual military reserve duty until they reach the age of 40 (or older, for citizens who hold certain positions in the Israeli armed forces reserves). In this connection, we note that our Chief Financial Officer and Chief Operating Officer, Dr. Tomer Berkovitz, is 36 years old. In the event of a military conflict, they and other of our key personnel or consultants may be called to active duty. In response to increases in terrorist activity, there have been periods of significant call-ups of military reservists. It is possible that there will be similar large-scale military reserve duty call-ups in the future. Our operations could be disrupted by the absence of a significant number of our officers, directors, employees and consultants. Such disruption could materially adversely affect our business and operations.

ITEM 4.               INFORMATION ON THE COMPANY

4.A.          History and development

We are an Israeli corporation based in Tel Aviv and were incorporated in 2008. Our principal executive offices are located at Azrieli Triangle Building, 132 Derech Menachem Begin, 39th Floor, Tel Aviv 6701101 Israel, and our telephone number is +972 72 220 4661. Our website address is www.alcobra-pharma.com. The information contained on, or that can be accessed through, our website is not part of this form. We have included our website address herein solely as an inactive textual reference.

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

We did not have any significant capital expenditures in 2013, 2014 and 2015. We have financed our capital expenditures with cash generated from proceeds from sales of our equity securities. We do not anticipate any significant capital expenditures in fiscal year 2016.

4.B.          Business overview

Who We Are

We are an emerging biopharmaceutical company primarily focused on the development and commercialization of our proprietary oral drug candidate, MDX, to treat ADHD and other cognitive dysfunctions including Fragile X. The most common currently available treatments for ADHD are stimulants that increase the brain chemicals dopamine and norepinephrine. Stimulants have significant side effects, and are classified as controlled substances, which have significant potential for misuse, abuse and addiction. MDX is not a stimulant, and works with a different mechanism of action. MDX is a proprietary, combined rapid onset/extended release formulation of the chemical pyridoxine pyroglutamate, which is more broadly known as metadoxine. Metadoxine is designed to be a monoamine-independent modulator of gamma-aminobutyric acid transmission. Metadoxine has been available since the 1980s only in immediate release forms for the acute treatment of alcohol intoxication and the chronic treatment of alcoholic liver disease in Italy, Portugal, Hungary, Russia, India, China, Mexico and Thailand.

MDX for the Treatment of ADHD

ADHD is one of the most common behavioral disorders in the world. It is estimated that between 8% and 10% of children worldwide are affected by this condition. Once believed to only affect children, ADHD is now known to persist into adolescence and adulthood in a large number of cases, with approximately 50% of all children with ADHD continuing to have symptoms of the disorder as adults. Over 90% of adults with ADHD experience impaired attention and executive function symptoms, of which approximately 35% also experience hyperactivity-impulsivity symptoms.

ADHD is a treatable condition. The most commonly used therapeutic drugs are stimulants (Schedule II, Controlled Substances), such as Ritalin, Adderall, Vyvanse and Concerta, which are all dopaminergic (related to dopamine) and noradrenergic (related to norepinephrine) compounds with significant abuse and misuse potential, as their use may lead to severe psychological or physical dependence. In addition, stimulants have numerous side effects, such as uncomfortable mental states, interference with sleep and appetite, development of nervous tics and potential cardiovascular effects resulting from increased blood pressure and heart rate. There are limited effective treatments for these side effects for patients taking the drugs. The prevalence of such side effects has also led to dramatically limited medication adherence rates. Up to 30% to 50% of those who are prescribed stimulants for ADHD either do not respond or cannot tolerate these treatments, and only about 20% of those who are prescribed stimulants are still taking them 12 months later. There also is a non-stimulant drug approved for children and adults with ADHD called Strattera (atomoxetine), approved in 2002. This drug also has significant potential side effects, such as fatigue, gastrointestinal upset, sexual problems, palpitations, increased heart rate and high blood pressure and also has regulatory warning labels relating to suicidal thoughts and liver damage. Moreover, Strattera may take six to eight weeks to achieve full clinical effectiveness. More recently, two additional non-stimulant medications were approved for use only in children and adolescents with ADHD, Intuniv (guanfacine) and Kapvay (clonidine). These two drugs have not been approved for use in adults with ADHD and have not had significant commercial success. All approved ADHD drugs need to be carefully monitored by the treating physician to optimize the dose, starting with a low dose and slowly escalating to the most effective and tolerable dose.

In contrast to the most common available treatments, which involve the use of stimulants, MDX is not a stimulant and employs a different mechanism of action that is neither dopaminergic (related to dopamine) nor noradrenergic (related to norepinephrine). Our clinical trials to date have suggested a pro-cognitive effect and favorable tolerability and safety. We therefore believe MDX potentially represents an effective treatment and a safer alternative to currently marketed treatments.

In September 2011, we completed a 120 subject double-blind placebo-controlled Phase 2 study in adult ADHD subjects in two academic sites in Israel. The study showed statistically significant improvement in clinical ADHD symptoms, and also showed favorable tolerability with no significant side effects over a placebo. The trial met all primary and secondary clinical endpoints showing statistically significant improvement over the placebo-treated control group.

In December 2013, we completed an additional 36 subject double-blind placebo-controlled Phase 2 study in adult ADHD subjects, which confirmed our previous findings, highlighted the rapid onset of MDX, and demonstrated efficacy over placebo from the first day of dosing, using a computerized assessment tool.

In October 2014, we announced the results of a 300 subject double-blind placebo-controlled Phase 3 study in adult ADHD in 20 sites (18 in the United States and two in Israel). The study’s primary efficacy endpoint did not reach statistical significance. A non-significant favorable trend was observed on the primary endpoint. Other secondary measures showed strong or statistically significant trends. Similar to previous studies, MDX showed a favorable safety profile.

In March 2015, we reported that our Phase 2 safety and tolerability study of a single administration of MDX in adolescent patients with ADHD achieved its primary endpoint. In the study, MDX showed good tolerability and no safety concerns were identified.

In the first quarter of 2015, we met with the FDA to discuss the results of our first Phase 3 study in adults with ADHD, the proposed protocol for our second Phase 3 study in adults, the requirements for clinical development of MDX for pediatric ADHD, as well as the requirements for an NDA submission. The FDA confirmed that a single additional study showing efficacy in adult ADHD may provide a sufficient basis of efficacy for approval of MDX in this sub-population. The FDA also confirmed that a single Phase 2 study, followed by a single Phase 3 study, in a pediatric ADHD population can provide a sufficient basis of efficacy for approval of MDX in this population. We currently plan to file a joint NDA for the adult and pediatric sub-populations. We expect to launch the first of two adequate, well-controlled, short-term efficacy studies in children with ADHD in 2016. The study will be a multi-center, placebo-controlled, short-term efficacy study.

In the second quarter of 2015, we launched the MEASURE study (MDX Evaluation in Adults — StUdy of Response and Efficacy). The MEASURE study is our second Phase 3 study of MDX in adults with ADHD. The study includes design and operational elements to potentially mitigate placebo response and reduce treatment response variability, and we expect to report data by year end 2016.

If the data from these and future pre-clinical and clinical trials demonstrate the safety and efficacy of MDX in the pediatric and adult sub-populations, we will seek to obtain marketing approval from the FDA for MDX for use in ADHD. We have similar plans to seek marketing approval in other territories.

MDX for the Treatment of Fragile X

We are also studying MDX for the treatment of Fragile X, a rare neurogenetic disorder related to autism marked by severe intellectual disability. In June 2015, we reported that our Phase 2 exploratory clinical study of MDX in adolescent and adult patients with Fragile X did not achieve statistical significance on the primary endpoint, yet demonstrated statistically significant improvements in certain clinically meaningful behavioral and cognitive endpoints, including the Vineland II Daily Living Skills Assessment. The FDA has granted fast track designation and Orphan Drug status to MDX for the treatment of Fragile X.

In October 2015, we met with the FDA to discuss the results of our Phase 2 study in Fragile X and the requirements for NDA submission of MDX in this therapeutic indication. The FDA concurred that results from a single short-term, adequate and well-controlled efficacy study in adolescents and adult patients with Fragile X may be sufficient to support a claim of efficacy for approval of MDX in this indication (in line with the FDA's Guidance for Industry — Providing Evidence of Effectiveness for Human Drug and Biological Products, May 1998). We plan to submit a separate application for pediatric patients (ages 4-11) following FDA approval via a supplemental NDA. The FDA confirmed that the Vineland II Daily Living Skills Assessment could serve as the primary endpoint in the adolescents and adults Fragile X pivotal study.

To date, we have not generated revenue from the sale of any product, and we do not expect to generate significant revenue unless and until we obtain marketing approval of, and commercialize, MDX. As of December 31, 2015, we had an accumulated deficit of $71 million.

Our Strategic Plan

Our objective is to develop and commercialize proprietary pharmaceutical products for treatment of central nervous system disorders, and cognitive dysfunctions in particular. To this effect, we intend to seek approval to conduct additional clinical trials for our most advanced product (MDX) and, if those trials are successful, seek marketing approvals from the FDA and other worldwide regulatory bodies for MDX for the treatment of ADHD in adults and children. We also plan to advance clinical studies and commercialization plans for MDX in Fragile X. To achieve these objectives, we plan to:

•	seek the necessary regulatory approvals to complete the clinical development of MDX for the treatment of ADHD in adults and children, and, if successful, file for marketing approval in the United States and other territories;

•	seek the necessary regulatory approvals to complete the clinical development of MDX for the treatment of Fragile X in adults and children, and, if successful, file for marketing approval in the United States and other territories; and

•	prepare to commercialize MDX for the treatment of patients with ADHD and Fragile X by establishing independent distribution capabilities or in conjunction with other pharmaceutical companies in the United States and other key markets.

About ADHD

The ADHD Market

The United States market size for ADHD treatment is estimated to be approximately $9 billion annually, which accounted for approximately 90% of the global ADHD market. The difference in market sizes between the U.S. and other countries is driven by different rates of diagnosis and treatment, different pricing, and the number of available brand name medications (non-U.S. markets are dominated by generic drugs). Global prevalence rates of the disease are estimated to be approximately 8-10% of school-aged children and approximately 4-5% of the adult population. Adult diagnosis and treatment is forecast to grow in the near future due to increased disease awareness and less sociological stigmatization towards the condition. In the United States, the rate of treatment with prescription medications is approximately 70% in children and 45% in adults. In 2015, close to 67 million prescriptions were filled in the United States for approved ADHD medications versus less than 44 million in 2009. The U.S. market is projected to continue to grow in mid-single digits, driven by an increased prescription rate for adult ADHD, which has grown at approximately 10% annually over the last few years. The international ADHD market is projected to grow at a faster rate than the U.S. market in part because higher disease recognition and acceptance is expected in Japan and Europe. The estimated growth for the non-U.S. markets is also higher due to the recent launches for major ADHD drugs that have already been marketed in the United States, such as Vyvanse and Intuniv. Despite upcoming patent expiration dates and the entry of several generic compounds, the market size is expected to grow further as new drugs enter the market and compensate for the generic erosion.

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

•	DSM-V criteria . The American Psychiatric Association provides a set of standardized criteria for classifying mental disorders known as the Diagnostic and Statistical Manual of Mental Disorders, or DSM. These criteria are based on the premise that attention deficits are distinct and differentiated conditions that are abnormalities resulting from biological origins that can be reliably and objectively measured. The diagnostic criteria include:

•	Inattention – the patient makes careless mistakes in activities and is easily distracted

•	Hyperactivity – the patients fidgets, squirms, talks excessively or displays restless behavior

•	Impulsiveness – the patient interrupts others and cannot wait for a turn

•	There must be clear evidence of significant impairment in social, school, or work functioning

•	Signs of impairment present before twelve years of age and present in two or more settings (school/work and home)

•	Signs are not better accounted for by another mental disorder

The DSM-V criteria are becoming more prevalent as the diagnostic measure for ADHD in Europe and Japan. If the DSM-V criteria are used, rather than an alternative measure in declining use, a diagnosis of ADHD is three to four times more likely. Consequently, the size of the market in Europe and Japan is set to grow with improved diagnosis rates driven by adoption of the DSM-V criteria.

Key Products – ADHD

The four drugs to treat ADHD that to our knowledge had the most sales in 2014 on a worldwide basis are shown in the following table, together with the drug brand name, owner, and historic or expected peak sales. Out of the drugs listed below, Vyvanse, Concerta and Adderall XR are stimulants and Strattera is a non-stimulant drug.

Brand (launch)	Generic Name	Owner	Global Sales in 2014 U.S. Dollars in Millions	Peak Global Sales U.S. Dollars in Millions
Vyvanse (2007)	Lisdexamfetamine	Shire	1,449	> 2,000 (est. 2018)
Concerta (2000)	OROS Methylphenidate	J&J	599	1,326 (2009)
Strattera (2002)	Atomoxetine	Eli Lilly	739	>800 (est. 2016)
Adderall XR (2001)	Mixed Amphetamine Salts	Shire	383	1,102 (2008)

Limitations of Current Treatment Options for ADHD

 Because of the significant side effects and abuse potential associated with current stimulant treatment options for ADHD which are classified in the same controlled substance category as narcotics, there is a significant need to develop safe and effective treatment alternatives.

Historically, the first line treatment for ADHD was stimulants, such as methylphenidate and amphetamine. These are classified as Schedule II controlled substances that can cause dependence and abuse. The danger of prescription drug abuse is one of the main causes of low treatment rates, particularly by primary care physicians (PCPs) who are the largest group of prescribers. All but one of the current drugs on the market to treat adult ADHD are stimulants. Strattera is the only drug currently on the market for adults with ADHD that is a non-stimulant. Strattera has been effective, but it also has serious side effects, such as fatigue, GI upset, sexual problems, palpitations, increased heart rate, blood pressure, and regulatory warning labels on suicidal thoughts and liver damage. Moreover, Strattera also takes six to eight weeks to achieve full clinical effects. MDX has low potential to be an abused drug, has shown efficacy after a single dose and improved safety profile, and we believe that, if approved, its market entry should increase treatment rates and drive market growth.

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

Clinical Data in ADHD

Symptom and Clinical Efficacy Measurement

There are various methodologies for evaluating and measuring changes in the symptoms of ADHD patients, including behavior rating scales conducted by an observer or the patient themselves, and computer-based cognitive performance tests. Examples of commonly used methodologies to test the clinical efficacy of ADHD pharmacotherapies include:

•	Conners’ Adult ADHD Rating Scales, or CAARS. CAARS measures the presence, frequency and severity of ADHD symptoms. The scales quantitatively measure ADHD symptoms using 18 items. The scale has been used extensively in clinical trials including pivotal adult Phase 3 studies of approved pharmacotherapies for ADHD. Behavioral rating scales, similar to the CAARS measure, but with age-appropriate questions, are used for the assessment of ADHD symptoms in children.

•	Test of Variables of Attention, or TOVA. TOVA is a computerized test that assists in the screening, diagnosis, and treatment monitoring of attention disorders such as ADHD. The test provides an objective, quantitative measure of attention. The test consists of a 20-minute activity that measures responses to either visual or auditory stimuli. These measurements are then compared to the measurements of a group of people without attention disorders who complete the same test. The test provides information about a subject’s response style, such as the tendency to make impulsive errors or errors due to inattention, distraction or reaction time.

Clinical Studies

We have conducted several Phase 2 clinical trials in adults and adolescents with ADHD and one Phase 3 clinical trial in adult ADHD subjects, in the United States and Israel, testing the safety and efficacy of our novel non-stimulant drug candidate, MDX. These trials included:

•	a Phase 2a open label proof of concept study of 40 adult ADHD subjects, followed by two extension studies to determine duration of effect and efficacy of various dosages;

•	a Phase 2b, six-week, randomized, double-blind, placebo-controlled, parallel-group, multi-center study of 120 adult ADHD subjects, in which ADHD subjects were randomly assigned in a 1:1 ratio to one of two treatment groups: a 1,400mg dose of MDX and a matching placebo;

•	a Phase 2b randomized, double-blind, placebo-controlled, cross-over single center study conducted in 36 adult subjects with predominantly inattentive ADHD (PI-ADHD) with 1400 mg MDX, 700 mg MDX and matching placebo;

•	a Phase 2b randomized, double-blind, placebo-controlled, parallel-group, multi-center study conducted in 83 adolescents with PI-ADHD; and

•	a Phase 3, six-week, randomized, double-blind, placebo-controlled, parallel-group, multi-center study of 300 adult ADHD subjects, in which ADHD subjects were randomly assigned in a 1:1 ratio to one of two treatment groups: a 1,400mg dose of MDX and a matching placebo.

In addition, we have an ongoing Phase 3, ten-week, randomized, double-blind, placebo-controlled, parallel-group, multi-center study of 750 adult ADHD subjects, in which ADHD subjects are randomly assigned in a 1:1 ratio to one of two treatment groups: a 1,400mg dose of MDX and a matching placebo.

Summary of Phase 2a Clinical Studies in Adults

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

Results of this clinical study showed clinically and statistically significant improvement (P-value < 0.05) in all the TOVA parameters that were abnormal at baseline. “P-value” is a statistical measure for the probability of an error. In clinical investigations, p<0.05 (meaning that the probability of an error in the outcome is small and less than 5%) is considered a statistically significant finding.

Furthermore, results of the Wechsler subtests confirmed the ability of MDX to improve cognitive functions in adults with ADHD, with clinical and statistically significant improvement seen in both working memory and spatial memory tests. A significant correlation was found between the drug response measured by the TOVA and the response measured by the WAIS-R subtests.

In an extension study to evaluate the duration of drug benefits, 10 subjects were evaluated using TOVA immediately before, and 90 minutes, 4 hours and 7 hours after, taking a single 1400mg dose of MDX. Results demonstrated an extended effect of the drug on cognitive functions.

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

Summary of First Phase 2b Clinical Study in Adults

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

Summary of Second Phase 2b Clinical Study in Adults

We completed an additional Phase 2b, randomized, double-blind, placebo-controlled, crossover comparison, single-center study in 36 adult subjects with Predominantly Inattentive ADHD (PI-ADHD). The study was designed to compare the efficacy, safety and tolerability of two doses of MDX, 1400 mg and 700 mg, and placebo for the treatment of symptoms in adults diagnosed with PI-ADHD. The primary efficacy endpoint of the study was met, as demonstrated by a significant difference between the change in TOVA ADHD score following single-dose administration of 1400 mg MDX versus Placebo (mean change 6.5 vs. 4.4 points, p=0.0084). The difference between the change in ADHD score following administration of 700 mg MDX and Placebo was not statistically significant. A significant difference was observed between the change in TOVA ADHD score between the 700 mg MDX and 1400 mg MDX. Both doses of MDX were associated with a favorable safety profile, particularly in comparison to no treatment (Pre-dose) and Placebo, per adverse event, laboratory (hematology, biochemistry, urinalysis), vital sign, electrocardiography, and physical and neurological evaluations.

Summary of Phase 2 Clinical Study in Adolescents

We completed a Phase 2 multi-center, randomized, double-blind, fixed dose study in 83 adolescents (aged 13-17) with PI-ADHD. The study was conducted in six sites in Israel. The study achieved its primary endpoint and demonstrated good tolerability and no safety concerns. The most common side effects were headache (8% in MDX, 12% in placebo), nausea (3% in MDX, 5% in placebo) and fatigue (3% in MDX, 5% in placebo). No clinically significant safety findings in laboratory values, vital sign measurements, ECG parameters, cardiovascular parameters or findings during clinical examination were observed. Analyses of secondary cognitive measures, after a single administration of MDX compared to placebo, did not produce statistically significant findings, yet resulted in an efficacy signal on the TOVA assessments Response Time and Errors of Omission.

Summary of First Phase 3 Clinical Study in Adults

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

Treatment with MDX was well tolerated. The most common adverse events were headache (15.1% in MDX, 12.3% in placebo), nausea (8.6% in MDX, 6.2% in placebo), and fatigue (7.2% in MDX, 8.2% in placebo). No drug-related serious adverse events were reported. No clinically significant abnormalities in any laboratory measurements, vital sign measurements, ECG parameters, suicidality questionnaires, or findings during clinical examination, including neurological examination, were observed.

Primary Efficacy Analysis Results

CAARS Score: ITT (N=297)

Summary of Clinical Data in ADHD and Key Conclusions

We have conducted three clinical efficacy studies in adults with ADHD and one clinical efficacy study in adolescents with PI-ADHD using MDX. Doses of MDX tested in the studies ranged from 700 mg to 2100 mg MDX, and safety and efficacy have been examined after both single and repeated administrations. After a single dose of 1400 mg MDX, an immediate response and clinically meaningful improvement in performance (as reflected by TOVA and WAIS-R scores) was seen, with improvements in response time and response time variability scores up to 7 hours post-dose. Administration of a single 1400 mg dose of MDX resulted in similar changes in the TOVA. A comparison of the effect of single doses of 700 mg, 1400 mg, and 2100 mg MDX indicated the possible superiority of the 1400 mg dose. When this dose of MDX was administered over a six-week period in adults with ADHD, there was a significant improvement in ADHD symptoms and subjects’ quality of life responses compared with placebo.

In our first Phase 3 efficacy study of MDX in adults with ADHD, only a non-statistically significant trend favoring MDX was observed. Rigorous statistical analyses demonstrated an unusually high placebo response and variability in this trial, mostly due to two patients who were assigned to placebo and reported unusually and unreasonably high clinical responses. Multiple analyses of the primary and secondary endpoints provided supportive evidence of a signal of efficacy of MDX over placebo. Appropriate measures to better control placebo response in future trials of MDX are being evaluated.

In all studies, MDX was well tolerated. The most commonly reported adverse events in the various clinical studies were nausea, fatigue and headache. In the first Phase 2b study described above, transient moderate nausea, lasting from one to two days, was the only adverse event to occur exclusively in the MDX group, with an incidence of approximately 17%; fatigue was largely the same in the control groups (27%) and the MDX groups (31%), and headache occurred notably less frequently in the MDX group, in about 29% of the subjects, as compared with 38% of the subjects in the placebo group. In the second phase 2b study described above, the most common adverse events reported during the treatment period were fatigue and headache. There were no serious or severe adverse events in these three clinical trials, and no clinically significant treatment-related abnormalities in vital signs, electrocardiograms (ECG), physical examination, and clinical labs (hematology, chemistry, and urinalysis). In the Phase 3 study, the most common adverse events were headache (15.1% in MDX, 12.3% in placebo), nausea (8.6% in MDX, 6.2% in placebo), and fatigue (7.2% in MDX, 8.2% in placebo). No drug-related serious adverse events were reported. No clinically significant abnormalities in laboratory values, vital sign measurements, ECG parameters, suicidality questionnaires, or findings during clinical examination, including neurological examination, were observed. In the phase 2 study of adolescents with PI-ADHD, the most common side effects were headache (8% in MDX, 12% in placebo), nausea (3% in MDX, 5% in placebo) and fatigue (3% in MDX, 5% in placebo). No clinically significant safety findings in laboratory values, vital sign measurements, ECG parameters, cardiovascular parameters or findings during clinical examination were observed.

In addition, products containing metadoxine outside the United States cite infrequent diarrhea and moderate skin rash.

Ongoing and Planned Clinical Studies in ADHD

We have initiated a second Phase 3 clinical trial in the United States for the use of MDX to treat ADHD in adults. The design of this trial incorporates lessons learned from the first Phase 3 study, such as improved powering assumptions, duration of treatment, frequency and duration of trial visits, and site and patient selection and enrichment methods. Many of these design elements are targeted at achieving a more acceptable group placebo response and specifically excluding patients with extreme and unreasonable clinical response to placebo treatment.

We plan to initiate in 2016 the first of two registration studies in the United States for the use of MDX to treat ADHD in pediatrics. The trial will include similar design and monitoring elements to our ongoing Phase 3 trial in adult ADHD to potentially mitigate the placebo effect and reduce variability.

About Fragile X

Description of Fragile X

Fragile X is a genetic disorder that is characterized by a high number (>200) of repeated DNA base sequences (called CGG repeats) in the X chromosome. Fragile X is diagnosed by a blood test that measures the amount of CGG repeats. These repeated sequences are associated with a change in the amount of Fragile X Mental retardation protein, or FMRP, produced by the cell. A greater reduction in FMRP is associated with more severe physical symptoms and intellectual disability. Through the regulation of protein levels in nerve cells in the brain, FMRP is thought to be involved with brain pathways that undergo change to facilitate learning and memory.

Fragile X is the most common single gene cause of intellectual disability and autism and an unmet medical need exists with no approved drugs for the treatment of Fragile X. Fragile X is named for the broken microscopic appearance of the X chromosome, one of the sex-linked chromosomes, that is observed in people with the syndrome. Fragile X affects all ethnic groups worldwide, with the full mutation expansions in FMR1 (≥200 CGG repeats) occurring at an estimated frequency of 1:3600 males and 1:4000 to 6000 females. Fragile X is a rare disease, as defined by the Orphan Drug Act.

Fragile X Symptoms

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

Data from Pre-clinical Studies of metadoxine in Fragile X

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

Phase 2 Clinical Trial

We completed an exploratory, Phase 2, six-week, randomized, multicenter, placebo-controlled, double-blind, parallel group study of MDX once daily in 61 adolescents and adults with Fragile X. The study was conducted at 11 clinical sites in the United States and one clinical site in Israel. The primary endpoint was to show a reduction in the symptom score on the ADHD Rating Scale – Four (RS-IV) Inattentive subscale. The difference between the MDX-treated group and placebo was not statistically significant (p=0.21), favoring placebo. Related secondary endpoints such as the total ADHD Rating Scale (ADHD RS) score and CGI were similarly non-significant. The detection of a signal on this scale may have been obscured in this exploratory trial by the concomitant use of approved ADHD and other psychotropic medications by a majority of patients during the study and the imbalanced randomization of these patients, the limitations of the ADHD RS assessment in a population with highly variable and mostly abnormal intellectual capacity and developmental age, and the potential challenge in discerning changes in inattentive symptoms in this complex neurobehavioral disorder.

Four measures, including the Vineland-II Adaptive Behavior Scale (Daily Living Skills and Socialization domains), the Aberrant Behavior Checklist (ABC), the Test of Attentional Performance for Children (KiTAP), and the Repeatable Battery for the Assessment of Neuropsychological Status List Learning test (RBANS-LL) were pre-specified as secondary outcomes in this trial. MDX showed a statistically significant benefit over placebo, in the intent to treat population, on the Vineland-II Daily Living Skills Domain (p=0.044) and on the computerized KiTAP Go/No Go (number of false responses) (p=0.043). These statistically significant findings also showed meaningful clinical effect sizes of 0.56 and 0.49, respectively (Cohen's d; standardized difference between two means). The Vineland-II Daily Living Skills assessment is a validated measure of adaptive behavior often used in FXS studies; it includes three subdomains which are assessed through a clinical interview with a caregiver: the personal subdomain; assessing basic functional skills such as eating, drinking, dressing or undressing, and maintaining personal hygiene, the domestic subdomain; assessing primarily household chores the individual can perform such as cooking, cleaning, putting things in place, and keeping themselves safe at home, and the community subdomain; assessing the subjects understanding and proper management of time, money, phone use, TV or computer use, travel, work skills and outdoor functions. The computerized KiTAP Go/No Go subtest directly examines the patient’s ability to inhibit a reaction to a non-target stimulus. The remaining secondary measures did not yield statistically significant findings in the intent to treat population, although directional benefits were noted on the RBANS-LL, a short-term verbal memory task, and the KiTAP Distractibility (response time) test, a computerized continuous performance test of attention assessing the ability to maintain attention in the presence of distractors.

During the trial, MDX was generally well tolerated and no safety concerns were identified. The profile of adverse events in the MDX-treated group was similar to the placebo comparator group. The most common side effects were upper respiratory tract infection (6.7% in MDX, 15.6% in placebo), irritability (10.0% in MDX, 9.4% in placebo), and headache (10.0% in MDX, 3.1% in placebo). A single Serious Adverse Event of Bell's Palsy was recorded in the trial, and occurred in a placebo-treated patient.

Planned Clinical Studies in Fragile X

In October 2015, we met with the FDA to discuss the results of our Phase 2 study in Fragile X and the requirements for NDA submission of MDX in this therapeutic indication. The FDA concurred that results from a single short-term, adequate and well-controlled efficacy study in adolescents and adult patients with Fragile X may be sufficient to support a claim of efficacy for approval of MDX in this indication (in line with the FDA's Guidance for Industry — Providing Evidence of Effectiveness for Human Drug and Biological Products, May 1998). We plan to submit a separate application for pediatric patients (ages 4-11) following FDA approval via a supplemental NDA. The FDA confirmed that the Vineland II Daily Living Skills Assessment could serve as the primary endpoint in the adolescents and adults Fragile X pivotal study. Following the meeting with the FDA, we are completing analyses and plans for a Phase 3 clinical study in adolescents and adult patients with Fragile X.

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

Metadoxine has been available since the 1980s in immediate release forms for the acute treatment of alcohol intoxication and the chronic treatment of alcoholic liver disease. Metadoxine was approved for these indications in Italy, Portugal, Hungary, Russia, India, China, Mexico and Thailand. A literature survey covering over 20 years of post-marketing surveillance identifies only a few cases of minor adverse events. To our knowledge, no drug-related serious adverse events have ever been reported. We have multiple claims in our issued patents and pending patent applications that may prevent the use of metadoxine by others to treat ADHD, Fragile X and other cognitive disorders.

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

The neural networks operating in the brain are directed by various receptors and associated signals. One way to affect these networks is to identify a drug that binds to a specific site and inhibits the action of a specific protein or signal. In further investigating the proposed mechanism of action for MDX, over 80 different cellular targets, such as receptors and transporters, were tested in the laboratory for binding with metadoxine. Binding of metadoxine was tested on targets that are part of the muscarinic, adrenergic, dopamine, serotonin, glutamate and GABA, noradrenaline, opioid and cannabinoid networks. These networks each function to orchestrate different activities and signals in different regions of the brain using different protein agents. Metadoxine displayed extensive and highly specific receptor binding to only one of the serotonin receptors family members, named 5-HT 2B. Selectivity in binding is important because the goal is to bind only with the targeted receptor to achieve the desired therapeutic effect and not bind to other targets where it may have undesired side effects. The specific binding to 5-HT 2B was further characterized by a functional test in rat stomach fundus aimed at measuring whether metadoxine is an activator (agonist) or a deactivator (antagonist) of the 5-HT 2B receptor. This assay concluded that metadoxine shows no agonist activities on this receptor, while its entire activity is as an antagonist, thereby reducing binding of the natural molecules that normally attach this receptor. The dysregulation of serotonergic pathways has long been genetically implicated in the susceptibility of ADHD and the 5-HT 2B receptor has been associated with ADHD in studies exploring the hereditary basis of ADHD, as well as in studies that attempt to understand the molecular basis of this and other cognitive disorders.

Certain serotonin receptors, including 5-HT2B, are purportedly capable of activating the ERK and Akt pathways directly, rather than exclusively through indirect activation via the synthesis of peptide growth factors. The reduction of ERK and Akt hyperactivation observed in Fmr1 KO mice after metadoxine treatment may be due in part to antagonism of 5-HT 2B receptors in the central nervous system. Therefore, the pro-cognitive effects of metadoxine may result from the normalization of these pathways thought to be involved in synaptic plasticity.

Our working hypothesis is therefore that treatment of metadoxine, a selective antagonist of 5-HT 2B receptors may inhibit Akt and ERK signaling, and thus mediate a potential therapeutic benefit in neuronal impairment by facilitating synaptic plasticity underlying learning and memory. In support of this hypothesis, we observed a dose-dependent reduction of the overall synaptic excitability, enhanced GABAergic inhibitory synaptic transmission and specific phMRI profile of reduced brain activity, indicating that metadoxine may rescue neuronal hyperexcitability and neuronal circuit dysfunctions and may be beneficial in several neurodevelopmental disorders, such as FXS in whom there is excitatory/inhibitory synaptic transmission imbalance.

In summary, we believe that MDX demonstrates a novel and unique monoamine-independent mechanism of action characterized by selective antagonism of 5-HT 2B receptor and facilitation of GABAergic inhibitory transmission. These characteristics indicate that metadoxine is a potential novel pro-cognitive agent with a well-established safety profile and putatively low risk of abuse with the potential to treat neurocognitive disorders such as ADHD and FXS.

Commercialization

Mr. David Baker, our Chief Commercial Officer, leads our pre-commercialization activity. However, we currently do not have any internal sales or distribution infrastructure. In the event we receive regulatory approval for MDX, we intend, where appropriate, to pursue commercialization relationships with pharmaceutical companies and other strategic partners providing for distribution through their sales and marketing organizations, or build an internal commercial infrastructure.

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

Research and Development

We are conducting development activities to expand the commercial potential of MDX. We sponsor and conduct clinical research activities with investigators and institutions to measure key clinical outcomes that are necessary in order for us to be able to file an NDA with the FDA and equivalent filings with other regulatory authorities. For the years ended December 31, 2015, 2014 and 2013, we incurred $13,461,000 $25,105,000, and $7,066,000, respectively, of research and development expense.

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

Manufacturing

We currently have no manufacturing facilities and no experience with commercial-scale manufacturing. We currently rely on third-party manufacturers to produce bulk drug substance and drug products required for our clinical trials, respectively. We have entered into a customary clinical trial material manufacturing agreement. Supply under the agreement is done by purchase orders, there are no minimum purchase requirements or unusual financial arrangements and the agreement is terminable at will by either party. We plan to continue to rely upon contract manufacturers and, potentially, collaboration partners to manufacture commercial quantities of our drug product candidates if and when we receive approval for marketing by the applicable regulatory authorities.

We have not identified secondary raw material supplier (for drug substance) nor manufacturer for drug substance and drug product. We do not have a long-term commercial supply arrangement in place with any of our contract manufacturers. If we need to identify additional suppliers and manufacturers, we would not be able to do so without significant delay and likely significant additional cost.

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

In addition, the following compounds are under development in clinical trials for ADHD: dasotraline (Sunovion) (Phase 3), eltoprazine (Ammarantus) (Phase 2), centanafadine (Neurovance) (Phase 2), and AR08 (Arbor) (Phase 2). These compounds are all non-stimulants, however, none of them have a similar mechanism of action as MDX. In addition, a number of formulations of amphetamine and methylphenidate stimulants are under development, although these are not considered to be direct competitors to MDX.

The following compounds are under development in clinical trials for Fragile X: NNZ-2566 (Neuren) (Phase 2), ganoxalone (Marinus) (Phase 2).

These lists of competitive compounds under development may not be exhaustive.

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

We currently have three issued U.S. patents, covering the composition of the sustained release form of MDX, the use of metadoxine for ADHD, and new molecular derivatives of metadoxine. We also have six issued patents in Australia, Japan, India, Mexico, Russia and Europe that cover the composition of the sustained release form of MDX. The European patent includes the following territories: Austria, Belgium, Bulgaria, Switzerland, Cyprus, Czech Republic, Germany, Denmark, Estonia, Spain, Finland, France, United Kingdom, Greece, Croatia, Hungary, Ireland, Iceland, Italy, Lithuania, Latvia, Luxembourg, Monaco, Malta, Netherlands, Norway, Poland, Portugal, Romania, Sweden, Slovenia, Slovakia and Turkey. Additionally, we have five issued patents in Australia, China, Japan, Mexico and New Zealand that cover the use of metadoxine for ADHD. We cannot be sure that any additional patents will be granted with respect to any of our pending patent applications or with respect to any patent applications filed by us in the future. There is also a significant risk that any issued patents will have substantially narrower claims than those that are currently sought. Even with respect to any patents that may be issued to us, we cannot be sure that any such patents will be commercially useful in protecting our technology. Any patents issued with respect to our current patent applications would expire from 2028 to 2030. We also rely on trade secrets to protect our product candidates. Our commercial success also depends in part on our non-infringement of the patents or proprietary rights of third parties. For a more comprehensive discussion of the risks related to our intellectual property, please see Item 3.D. Risk Factors “Risks Related to Our Intellectual Property.”

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

Marketing Approval

The process required by the FDA before new drugs may be marketed in the United States generally involves the following:

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

We will need to successfully complete extensive additional pre-clinical and clinical trials in order to be in a position to submit a new drug application to the FDA. Our planned future trials for MDX may not begin or be completed on schedule, if at all. Trials can be delayed for a variety of reasons, including delays in:

•	obtaining regulatory approval to commence a study;

•	reaching agreement with third-party clinical trial sites and vendors and their subsequent performance in conducting accurate and reliable studies on a timely basis;

•	obtaining institutional review board approval to conduct a study at a prospective site;

•	recruiting subjects to participate in a study; and

•	supply of the drug.

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

Our objective is to conduct additional clinical trials for MDX in adults and children and, if those trials are successful, seek marketing approval from the FDA and other worldwide regulatory bodies. To achieve this objective, we plan to complete at least one additional Phase 3 clinical trial of MDX for the treatment of ADHD in adults, and, if successful, proceed with two adequate and well controlled clinical trials in the pediatric ADHD population. The first marketing authorization application is expected to be NDA submission in the United States. We completed a Phase 2b trial in 2011 and a Phase 3 study in 2014. We plan to follow this process also with respect to the other cognitive disorders, such as Fragile X.

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

Based on pivotal Phase 3 trial results submitted in an NDA, upon the request of an applicant, the FDA may, subject to certain requirements, grant a priority review designation to a product, which sets the target date for FDA action on the application at six months, rather than the standard ten months. Priority review is given where preliminary estimates indicate that a product, if approved, has the potential to provide a significant improvement compared to marketed products or offers a therapy where no satisfactory alternative therapy exists. Priority review designation does not change the scientific/medical standard for approval or the quality of evidence necessary to support approval.

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

Orphan Drug Designation

We received Orphan Drug Designation for metadoxine, the active ingredient in MDX for the treatment of Fragile X in the United States.

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

Fast Track Designation

We obtained a fast track designation for MDX for Fragile X. Fast track designation is intended to facilitate development and expedite review of drugs to treat serious and life-threatening conditions so that an approved product can reach the market expeditiously. This designation may involve frequent interactions with the FDA. If the product meets the regulatory requirements it may also be eligible for priority review or rolling review of the NDA.

Some products granted fast track designation will not continue to meet the criteria for fast track designation. A drug product in a fast track development program may not continue to meet the criteria if the drug: (i) no longer demonstrates a potential to address unmet medical need, or (ii) is not being studied in a manner that shows the drug product can treat a serious condition and meets an unmet medical need. The drug product may no longer demonstrate a potential to address unmet medical need, for example, if a new product was approved under a traditional approval that addressed the same need or if emerging clinical data failed to show that the product in a fast track development program had the anticipated advantage over available therapy. When fast track designation is no longer supported by emerging data or the designated drug development program is no longer being pursued, the FDA may choose to send a letter notifying the sponsor that the program is no longer designated as a fast track drug development program.

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

This legislation is expected to impact the scope of healthcare insurance, the insurance refunds from the insurance companies and possibly also on the costs of medical products.

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

Our headquarters is currently located in Tel Aviv, Israel and consists of approximately 7,170 square feet of leased office space under a lease for five years, starting May 25, 2015. We have also leased an additional office in Petah Tikva, Israel of approximately 1,400 square feet. Our wholly owned subsidiary, Alcobra Inc. leases an office for our U.S. employees in the greater Philadelphia area, with approximately 500 square feet. We believe that our existing and planned facilities are adequate to meet our current needs and that suitable additional alternative spaces will be available in the future on commercially reasonable terms.

We consider that our current office space is sufficient to meet our anticipated needs for the foreseeable future and is suitable for the conduct of our business.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

We are an emerging biopharmaceutical company primarily focused on the development and commercialization of our proprietary oral drug candidate, MDX, to treat ADHD and other cognitive dysfunctions including Fragile X. To that end, we completed several pre-clinical and clinical studies in both ADHD and Fragile X. We have multiple claims in our issued and pending patents and patent applications that, if issued, would prevent the use by others of metadoxine and MDX to treat ADHD, Fragile X and other cognitive disorders. In addition, the FDA has granted Orphan Drug status to metadoxine for treatment of Fragile X.

To date, we have not generated revenue from the sale of any product, and we do not expect to generate significant revenue unless and until we obtain marketing approval of, and commercialize, MDX. As of December 31, 2015, we had an accumulated deficit of $71 million.

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

The following table discloses the breakdown of research and development expenses:

	December 31,
(in thousands of U.S. dollars)	2015	2014	2013

Cost to third party clinical consultants and expenses related to conducting clinical trials	$9,733	$21,239	$5,841
Salaries and related personnel expenses	2,179	1,521	590
Share-based compensation	768	1,773	430
Travel expenses	240	190	97
Other expenses	541	382	108
Total	$13,461	$25,105	7,066

Pre-commercialization Expenses

 Pre-commercialization expenses consist primarily salary and related expenses, share-based compensation expense and professional services fees in connection with business development and market research for our product.

The following table discloses the breakdown of pre commercialization expenses:

	December 31,
(in thousands of U.S. dollars)	2015	2014	2013

Share-based compensation	$308	$616	-
Professional services	310	1,067	-
Salaries and related personnel expenses	538	355	-
Travel expenses	48	69	-
Other expenses	41	27	-
Total	$1,245	$2,134	-

General and Administrative Expenses

General and administrative expenses consist primarily of salaries and related personnel expenses, share-based compensation expense, professional service fees for accounting, legal and bookkeeping and other general and administrative expenses.

The following table discloses the breakdown of general and administrative expenses:

	December 31,
(in thousands of U.S. dollars)	2015	2014	2013

Share-based compensation	$1,289	$1,700	$1,110
Professional services	1,813	2,172	1,065
Salaries and related personnel expenses	1,418	1,498	789
Travel expenses	160	224	131
Other expenses	312	245	129
Total	$4,992	$5,839	$3,224

Results of Operations

	December 31,
	2015	2014	2013
	(in thousands of U.S. dollars)

Research and development expenses	$13,461	$25,105	$7,066

Pre-commercialization expenses	1,245	2,134	-

General and administrative expenses	4,992	5,839	3,224

Operating loss	$19,698	$33,078	10,290

Financial Expense (Income), net	(300)	(227)	197

Tax Expenses (Benefits)	51	(17)	61

Net loss attributable to holders of ordinary shares	$19,449	$32,834	$10,548

Comparison of the Year ended December 31, 2015 to the Year Ended December 31, 2014 to the Year Ended December 31, 2013

Research and development expenses

Our research and development expenses for the year ended December 31, 2015, amounted to $13,461,000, representing a decrease of $11,644,000, or 46%, compared to $25,105,000 for the year ended December 31, 2014. The difference is primarily due to a decrease in third party clinical expenses related to the completion of our first Phase 3 study in adult ADHD in October 2014.

Our research and development expenses for the year ended December 31, 2014, amounted to $25,105,000, representing an increase of $18,039,000, or 255% compared to $7,066,000 for the year ended December 31, 2013. The difference is primarily due to an increase in third party clinical expenses related to conducting our first Phase 3 study in adult ADHD in 2014.

Pre-commercialization expenses

Our pre-commercialization expenses for the year ended December 31, 2015, amounted to $1,245,000, representing a decrease of $889,000, or 42%, compared to $2,134,000 for the year ended December 31, 2014. The difference is primarily due to a decrease in share-based compensation and professional services expenses in the amount of $757,000.

Our pre-commercialization expenses for the year ended December 31, 2014, amounted to $2,134,000 and consisted primarily of expense related to professional services in the amount of $1,067,000, expense related to share-based compensation in the amount of $616,000 and salaries and related personnel expenses in the amount of $355,000. No pre-commercialization expenses were incurred in 2013.

General and administrative expenses

Our general and administrative expenses totaled $4,992,000 for the year ended December 31, 2015, a decrease of $847,000 or 14.5%, compared to $5,839,000 for the year ended December 31, 2014. The difference resulted primarily from a decrease of $411,000 in share-based compensation expenses and a decrease of $359,000 in professional services expenses.

Our general and administrative expenses totaled $5,839,000 for the year ended December 31, 2014, an increase of $2,615,000, or 81%, compared to $3,224,000 for the year ended December 31, 2013. The increase resulted primarily from an increase of $1,107,000 in professional services, an increase of $590,000 in share-based compensation expenses and an increase of $709,000 in salaries and related personnel expenses.

Operating loss

As a result of the foregoing, our operating loss for the year ended December 31, 2015, was $19,698,000, as compared to an operating loss of $33,078,000 for the year ended December 31, 2014, a decrease of $13,380,000, or 40%.

Operating loss for the year ended December 31, 2014, was $33,078,000, as compared to an operating loss of $10,290,000 for the year ended December 31, 2013, an increase of $22,788,000, or 221%.

Financial income

We recognized financial income of $300,000 for the year ended December 31, 2015, representing an increase of $73,000, compared to financial income of $227,000 for the year ended December 31, 2014. The increase is primarily due to interest income on bank deposits during 2015. We recognized financial income of $227,000 for the year ended December 31, 2014, representing an increase of $424,000, compared to financial expenses of $197,000 for the year ended December 31, 2013. The increase is primarily due to interest income on bank deposits during 2014 and conversion of our convertible notes in 2013.

Tax Expenses

We recognized $51,000 of tax expenses for the year ended December 31, 2015, as compared to tax benefits of $17,000 for the year ended December 31, 2014, an increase of $68,000.

We recognized $17,000 of tax benefits for the year ended December 31, 2014, as compared to tax expenses of $61,000 for the year ended December 31, 2013, a decrease of $78,000. Our tax expenses consist of tax liabilities of our wholly owned subsidiary, Alcobra Inc., resulting from services Alcobra Inc. provides to us in accordance with an arms’ length services agreement.

Loss

As a result of the foregoing, our loss for the year ended December 31, 2015 was $19,449,000 as compared to $32,834,000 for the year ended December 31, 2014, a decrease of $13,385,000 or 41%.

Our loss for the year ended December 31, 2014 was $32,834,000, as compared to $10,548,000 for the year ended December 31, 2013, an increase of $22,286,000, or 211%.

Critical Accounting Policy and Estimates

We describe our significant accounting policies more fully in Note 2 to our consolidated financial statements for the year ended December 31, 2015. We believe that the accounting policy below is critical in order to fully understand and evaluate our financial condition and results of operations.

We prepare our consolidated financial statements in accordance with accounting principles generally accepted in the United States, or U.S. GAAP.

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

Share-Based Compensation and Fair Value of Ordinary Shares

We account for share-based compensation in accordance with ASC 718, “Compensation - Stock Compensation,” or ASC 718, which requires companies to estimate the fair values of equity-based payments awards on the date of grant using an option-pricing model. The value of the stock options is recognized as an expense over the requisite service periods in our statement of operations. We recognize compensation expenses for the value of our awards granted based on the accelerated method over the requisite service period of each of the awards.

We selected the Black-Scholes-Merton option-pricing model, or Black-Scholes, as a fair value method for our options awards. The option-pricing model requires a number of assumptions:

Expected dividend yield - The expected dividend yield assumption is based on our historical experience and expectation of no future dividend payouts. We have historically not paid cash dividends and have no foreseeable plans to pay cash dividends in the future.

Volatility - Since our shares started trading on a stock exchange market only in May 2013, quoted prices data of our shares is limited. According to ASC 718-10-30-20, in case of insufficient historical data for a company, the expected volatility was based on a weighted average of our and similar companies' stock volatility.

Risk free interest rate - The risk free interest rate is based on the yield of U.S. Treasury bonds with equivalent terms.

Expected term - ASC 718 provides the factors to consider when estimating the expected term of an option: An option’s expected term must at least include the vesting period and the Employees’ historical exercise and post-vesting employment termination behavior for similar grants. It also determines that if the amount of past exercise data is limited, that data may not represent a sufficiently large sample on which to base a robust conclusion on expected exercise behavior. In that circumstance, it may be appropriate to consider external data or the SEC staff’s “simplified” method for the expected term. Accordingly, we used the “simplified” method, meaning the expected life is set as the average of the vesting period for each vested tranche of options and the contractual term for those options.

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

Emerging Growth Company

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

Liquidity and Capital Resources

Overview

Since our inception through December 31, 2015, we have funded our operations principally with $129.6 million from the sale of ordinary shares, preferred shares and convertible notes. As of December 31, 2015, we had $16.7 million in cash and cash equivalents and an additional amount of $53.0 million in short-term and long-term bank deposits.

	Years Ended December 31,
	2015	2014	2013
	(in thousands of U.S. dollars)

Operating activities	$(18,148)	$(28,326)	$(7,353)

Investing activities	(33,842)	8,407	(28,047)

Financing activities	66,472	-	57,398

Net increase (decrease) in cash and cash equivalents	$14,482	$(19,919)	$21,998

Operating Activities

Net cash used in operating activities of $18.1 million during the year ended December 31, 2015 was primarily used for payment of $13.5 million for clinical trials and other third party related expenses and for professional services, $0.4 million for travel expenses, $0.5 million for rent expenses and of $3.1 million in salary payments. The remaining amount of $0.6 million was for miscellaneous expenses.

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

Investing Activities

Net cash used in investing activities of $33.8 million during 2015 reflected the investment of cash into short-term deposits and long term deposits in the amount of $14.5 million and $19 million, respectively, the purchase of property and equipment of $0.2 million and the investment in a restricted bank deposit of $0.1 million.

Net cash provided by investing activities of $8.4 million during 2014 reflected the withdrawal of short-term deposits into cash in the amount of $8.5 million and the purchase of property and equipment of $0.1 million.

Net cash used in investing activities of $28.0 million during 2013 reflected our use of cash to invest in short-term deposits.

Financing Activities

Net cash provided by financing activities of $66.5 million in the year ended December 31, 2015, consisted of net proceeds from two follow on public offerings. On January 14, 2015, we completed a public offering of 7,475,000 ordinary shares. The offering price was $4.00 per share, and the net proceeds to us from the sale of the shares were approximately $27.9 million. On November 18, 2015, we completed a public offering of 6,379,198 ordinary shares. The offering price was $6.50 per share, and the net proceeds to us from the sale of the shares were approximately $38.6 million.

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

Current Outlook

We have financed our operations to date primarily through proceeds from sales of our ordinary shares, loans and issuances of convertible notes. We have incurred losses and generated negative cash flows from operations since inception. To date, we have not generated any revenue from the sale of products and we do not expect to generate revenues from sale of our products in the next two years. We believe that we will need to raise additional funds before we have positive cash flow from operations.

As of December 31, 2015, our cash, cash equivalents, short-term and long-term deposits totaled $69.7 million. Our current investment policy has the following objectives: (i) preserve principal (capital); (ii) maintain liquidity in accordance with cash flow requirements; and (iii) maximize the rate of return within the stated guidelines in the policy. To achieve these goals, we invest available cash in bank deposits with banks that have a credit rating of at least Baa1/BBB+ and in tradable securities with high credit quality and trading liquidity, including U.S. Treasury bonds, money market funds, and corporate debt instruments that carry a rating of A2/A or better. As of December 31, 2015, we did not hold any tradable securities in our investment portfolio. Our cash management is monitored by the Audit Committee.

We believe that our existing cash resources will be sufficient to fund our projected cash requirements approximately through 2017, including the cost of our ongoing Phase 3 trial in adult ADHD and our planned registration study in pediatric ADHD, as well as a registration study in Fragile X. Nevertheless, we will require significant additional financing in the future to fund our operations, clinical development plan, and to commercialize MDX after we obtain regulatory approval. Our future capital requirements will depend on many factors, including:

•	the progress and costs of our pre-clinical studies, clinical trials and other research and development activities;

•	the scope, prioritization and number of our clinical trials and other research and development programs;

•	any cost that we may incur under in- and out-licensing arrangements relating to our drug candidate that we may enter into in the future;

•	the costs and timing of obtaining regulatory approval for our drug candidate;

•	the costs of filing, prosecuting, enforcing and defending patent claims and other intellectual property rights;

•	the costs of, and timing for, strengthening our manufacturing agreements for production of sufficient clinical and commercial quantities of our drug candidate;

•	the potential costs of contracting with third parties to provide marketing and distribution services for us or for building such capacities internally;

•	the costs of acquiring or undertaking the development and commercialization efforts for additional, future therapeutic applications of our drug candidate;

•	the magnitude of our general and administrative expenses; and

•	payments to the OCS.

Until we can generate significant recurring revenues, we expect to satisfy our future cash needs through our existing cash, cash equivalents and short-term deposits, the net proceeds from the current offering, debt or equity financings, or by out-licensing applications of our drug candidate. We cannot be certain that additional funding will be available to us on acceptable terms, if at all. If funds are not available, we may be required to delay, reduce the scope of, or eliminate research or development plans for, or commercialization efforts with respect to, one or more applications of our drug candidate.

5.E	Off-Balance Sheet Arrangements

We currently do not have any off-balance sheet arrangements.

5.F	Contractual Obligations

The following table summarizes our contractual obligations at December 31, 2015:

	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years
	(in thousands)
Operating leases:
Facility	$1,100	$511	$589	-	-
Motor Vehicles	12	12	-	-	-

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A.	Directors and senior management

  Executive Officers and Directors

The following table sets forth information regarding our executive officers, key employees and directors as of March 1, 2016:

Name	Age	Position

Howard B. Rosen (1)	58	Chairman of the Board of Directors

Daniel E. Geffken (1)	59	Director

Dr. Joao Siffert (1)	51	Director

Dr. Aharon Schwartz (1)	73	Director

Dr. Hadas Gelander (1) (2) (3)	50	Director

Arieh Ben Yosef (1) (2) (3)	63	Director

Ori Mor (1) (2) (3)	45	Director

Dr. Yaron Daniely	40	Chief Executive Officer, President and Director

Dr. Tomer Berkovitz	36	Chief Financial Officer, Chief Operating Officer

David Baker	52	Chief Commercial Officer

Dr. Jonathan Rubin	54	Chief Medical Officer

Hanna Ron	65	SVP Chemistry, Manufacturing and Control

Dr. Johanna Schumann	35	SVP Preclinical Development

Dr. Hagit Marchaim	47	SVP Regulatory Affairs

Irena Katsman	35	VP Finance

Shlomi Ianovitz	34	Director Quality Assurance

(1)	Indicates independent director under NASDAQ rules.

(2)	Member of our Audit Committee.

(3)	Member of our Compensation Committee.

Howard B. Rosen has served on our Board since the closing of our initial public offering in May 2013 and as our Chairman since February 2014. Since 2008, Mr. Rosen has served as a consultant to several companies in the biotechnology industry. He has also served as a lecturer at Stanford University in Chemical Engineering since 2008 and in Management since 2011. Mr. Rosen has served as interim CEO of AcelRx Pharmaceuticals (Nasdaq: ACRX), Inc., a company developing products for pain relief, since April 2015 and served as interim President and Chief Executive Officer of Pearl Therapeutics, Inc., a company focused on developing combination therapies for the treatment of highly prevalent chronic respiratory diseases, from June 2010 to March 2011. From 2004 to 2008, Mr. Rosen was Vice President of Commercial Strategy at Gilead Sciences, Inc., a biopharmaceutical company. From 2003 until 2004, Mr. Rosen was President of ALZA Corporation, a pharmaceutical and medical systems company that merged with Johnson & Johnson, a global healthcare company, in 2001. Prior to that, from 1994 until 2003, Mr. Rosen held various positions at ALZA Corporation. Mr. Rosen is also a member of the board of directors of AcelRx Pharmaceuticals, Inc and a number of private biotechnology companies as follows: Entrega, Inc. and Kala Pharmaceuticals, Inc. Previously, Mr. Rosen served on the board of directors of a number of public companies, as follows: Pharsight Corporation, a company focused on providing software products and consulting services to biopharmaceutical companies that was acquired by Tripos International in 2008 and CoTherix, Inc., a biopharmaceutical company that was acquired by Actelion Pharmaceuticals Ltd. in 2007. Mr. Rosen holds a B.S. in Chemical Engineering from Stanford University, an M.S. in Chemical Engineering from the Massachusetts Institute of Technology and an M.B.A. from the Stanford Graduate School of Business.

Daniel E. Geffken has served on our Board since our initial public offering in May 2013. Since October 2011, he has been Managing Director of Danforth Advisors, LLC, a management consulting firm that provides financial and strategic support to emerging life science companies.  Mr. Geffken has also been the chief financial officer or chief operating officer of eight companies, four of which were U.S. public reporting companies and six of which were life science companies.  He has a B.S. in Economics from The Wharton School, University of Pennsylvania, and a M.B.A. from Harvard Business School.

Dr. Joao Siffert joined our Board in July 2015. Since August 2011, Dr. Siffert has led the Research and Development Organization at Avanir Pharmaceuticals, Inc., a specialty pharmaceutical company focused on development and commercialization of neurology products. Dr. Siffert is currently the Executive Vice President, R&D and Chief Medical Officer, responsible for R&D, regulatory, quality, CMC and commercial supply, as well as medical affairs and pharmacovigilance. Prior to joining Avanir, Dr. Siffert served as Vice President and Chief Medical Officer at Ceregene, Inc., a biotechnology company focused on the development of neurotrophic gene therapies for Alzheimer’s and Parkinson’s diseases, from September 2007 to August 2011. Prior to his work at Ceregene, Dr. Siffert served as the Chief Medical Officer at Avera Pharmaceuticals, a specialty pharmaceutical company, from May 2005 to September 2007. Prior to joining Avera, Dr. Siffert held positions with Pfizer (from February 2002 to May 2005) first as a medical director for Relpax and subsequently as the worldwide medical team leader of Lyrica and Neurontin, focusing in areas of pain and epilepsy. Prior to Pfizer, Dr. Siffert held academic positions at Beth Israel Medical Center, NY where he served as director of the Adult Neuro-Oncology program, and Albert Einstein College of Medicine, where he was an assistant professor of neurology. Dr. Siffert completed residencies in pediatrics at New York University School of Medicine and in neurology at Harvard Medical School. Dr. Siffert was certified by the American Board of Neurology and Psychiatry in 1996. He holds an M.D. from the University of Sao Paulo School of Medicine, Brazil as well as an M.B.A. from Columbia University Graduate School of Business.

Dr. Aharon Schwartz joined our Board as Chairman in January 2013, serving as our chairman until February 2014. He retired from Teva Pharmaceutical Industries Ltd where he served in a number of positions from 1957 through 2011, the most recent being Vice President, Head of Teva Innovative Ventures from 2008. He is also the chairman of the board of directors of BioLineRx Ltd., BioCancell Therapeutics Inc., CureTech Ltd. and several other biotechnology companies. Dr. Schwartz received his Ph.D. in Organic Chemistry from the Weizmann Institute, his M.Sc. in organic chemistry from the Technion Institute of Technology and a B.Sc. in Chemistry and Physics from the Hebrew University of Jerusalem. He has received a second Ph.D. in the History and Philosophy of Science from the Hebrew University of Jerusalem.

Dr. Hadas Gelander serves as one of our external directors, a member of our Audit Committee and the Chairperson of our Compensation Committee. Dr. Gelander currently serves as the Head of the Accounting Department at the College of Management, Academic Studies, School of Business Administration where she is also a professor. Dr. Gelander serves as an Independent Director on the Boards of Infimer Technologies Ltd. (TASE: INFR), Eldav (TASE: ELDAV), Gindi Investments, Hilan, Leumi Partners Underwriters, arm of Leumi Partners (merchant and investment banking arm of Leumi and Direct Capital) and Ashtrom Properties. Dr. Gelander is a certified public accountant and since 2000 has served on the Israeli Council of Public Accountants, or CPA, where she is the Coordinator of Examinations of the Israeli CPA. Dr. Gelander earned her Ph.D. summa cum laude from Ben Gurion University, an MBA in Accounting and Finance from the Hebrew University of Jerusalem, and a Bachelor of Business degree from the College of Management Academic Studies.

Arieh Ben Yosef joined our Board in May 2014. Mr. Ben Yosef has served as a director of Insuline Medical Ltd. (TASE: INSL) since October 2010, which is focused on improving the performance of current insulin treatment methods. From 2014 to 2015, Mr. Ben Yosef served as the Chief Financial Officer of Yazamtech Ltd. From August 2000 to July 2014, Mr. Ben Yosef served as a director of Microwave Networks Inc., a provider of microwave communications products and services. From 2006 to 2012, Mr. Ben Yosef was employed by Teledata Networks Ltd., a global provider of access network products and solutions for Telecom Service Providers, in the positions of Chief Financial Officer, Executive Vice President for Finance & Operations and later on as the General Manager of the company. From 2000 to 2004, Mr. Ben Yosef served as the President of Elisra Inc. and from 1998 to 2000 as the CFO of Tadiran Electronic Industries Inc. Mr. Ben Yosef holds an M.B.A. from the Hebrew University of Jerusalem.

Ori Mor serves as one of our external directors, a member of our Compensation Committee and the Chairperson of our Audit Committee. Mr. Mor recently founded and currently serves as the Chief Executive Officer of Mor-Langerman Ltd., a capital market advisory firm. Mr. Mor served as the CFO of Medical Compression Systems Ltd. (TASE: MDCL), a leader in innovative, non-invasive solutions for the prevention of venous thromboembolism (VTE), from 2009 to 2014. Mr. Mor also serves as an External Director on the Boards of Birman Wood & Hardware Ltd. (TASE: BIRM), Angel Ltd, and as an external director and a chairperson of the investment committee of Excellence Nessuah Gemel & Pension Ltd. and as Chairperson of the Board of Mordechai Aviv Taasiot Beniy Ltd. (TASE: AVIV). Mr. Mor previously served as CIO at Halman Aldubi and FIBI Provident Fund and has worked as a macro analyst at the Provident Funds of Bank Leumi and Mizrahi Bank. Mr. Mor is also a member of the Board of the Israeli Association of Publicly Traded Companies. He holds an M.A. in Economics from Ben Gurion University.

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

Dr. Tomer Berkovitz joined Alcobra in May 2014 as the Chief Financial Officer and in January 2016 was appointed to the additional position of Chief Operating Officer. Immediately prior to joining Alcobra, and from 2008, he was an Executive Director in J.P. Morgan’s Investment Banking Division in New York, where he played a leading role in numerous capital market and mergers and acquisitions transactions. In this capacity, he advised senior management and boards of directors of J.P. Morgan's key U.S. clients, including several S&P 500 healthcare firms. Prior to joining J.P. Morgan, Dr. Berkovitz worked in Citigroup's Investment Bank in New York. From 2000 to 2003, he served as an economist in the Financial Advisory Unit to the Chief of Staff of the Israel Defense Forces. Dr. Berkovitz holds a Ph.D. in Finance and Economics from Columbia Business School and has published a number of corporate finance articles in leading academic and practitioner journals. He also holds an M.Sc. in Finance and Accounting and a B.A. in Economics and Management, both from Tel-Aviv University.

David Baker serves as our Chief Commercial Officer. He joined us in January 2014 after working at Shire Pharmaceuticals for ten years, most recently as Vice President of Commercial Strategy and New Business in the Neuroscience Business Unit. In this role he led the commercial assessment of neuroscience licensing opportunities, managed commercial efforts on pipeline CNS products, and led the long term strategic planning process. Previously, he served as Global General Manager for Vyvanse® where he led the launch of Vyvanse in 2007, oversaw the launch of the adult indication for Vyvanse in 2008, and led global expansion efforts to take Shire's ADHD portfolio beyond North America including successful establishment of a partnership in Japan and launches in Canada and Brazil. Prior to that, Mr. Baker served as Vice President of Marketing for all of Shire's ADHD products. Under his leadership, Adderall XR became the number one selling ADHD brand in the US. From 1990 - 2004, Mr. Baker worked at Merck where he held positions of increasing responsibility in marketing, sales, market research, and business development. In addition to his knowledge and experience with CNS medications, Mr. Baker's therapeutic expertise includes osteoporosis, migraine, and hyperlipidemia. He has been directly involved with the marketing of five leading prescription drugs with annual sales in excess of $1 billion each: Mevacor®, Zocor®, Fosamax®, Adderall XR, and Vyvanse. He holds a bachelor's degree in Economics and Computer Science from Duke University and an M.B.A in Marketing from Duke's Fuqua School of Business.

Dr. Jonathan Rubin serves as our Chief Medical Officer. He joined us in August 2013 after working at Shire Pharmaceuticals for more than six years, from 2007 through 2013, serving as a Medical Director in Global Medical Affairs supporting multiple products within the ADHD portfolio. As a Medical Director in Global Medical Affairs at Shire Pharmaceuticals, Dr. Rubin developed and implemented Global Medical Affairs strategic plans, planned and supervised medical launch activities in the United States and assisted with the design, execution and interpretation of Phase 2, 3 and Phase 4 studies. Dr. Rubin also served as the Director of Scientific Licensing Assessment at Shire Pharmaceuticals in 2011 where he identified and evaluated new opportunities for business development. Dr. Rubin began his pharmaceutical industry career as a medical consultant for Noven Pharmaceuticals in 2002. Until 2007 Dr. Rubin cared for children and adolescents with ADHD for 15 years at his General and Developmental-Behavioral Pediatric practice in Margate and Coconut Creek, Florida. He graduated with a B.S. from Yale University and an M.D. from the University of Connecticut, completed a pediatric residency at Albert Einstein/Montefiore, completed an Ambulatory Pediatric Fellowship at Boston Children’s Hospital and received an M.B.A. from Columbia Business School.

Hanna Ron serves as our Senior Vice President for Chemistry, Manufacturing and Control. She has over 28 years of experience in the pharmaceutical industry and is an expert in chemistry, manufacturing and controls and pre-clinical studies. She has been providing full-time services to the Company since 2011 and has been a consultant to the pharmaceutical industry since 2009. From 2004 to 2009, she was the Vice President of Chemistry, Manufacturing and Controls at Bioline Innovations, an Israeli biotechnology company. She has held other positions in biotechnology and pharmaceutical companies, including being a chief research and development manager and a pharmaceutical product development manager at Teva Pharmaceuticals. Ms. Ron holds a B.Sc. in Pharmacy from Hebrew University in Jerusalem, an M.Sc. in Pharmaceutical Sciences (Clinical Pharmacy) from the Hebrew University and M.Sc. in Chemical Engineer from School of Engineering Tel Aviv University. She is licensed as a pharmacist by the the Ministry of Health, Israel.

Dr. Johanna Schumann serves as our Senior Vice President for Preclinical Development. She joined us in August 2013 after working at BioLineRx, an Israeli drug development company, from 2010 through 2013, serving as Preclinical Development Manager. In this role, she designed, managed and executed preclinical activities, including toxicology, pharmacokinetics and pharmacodynamics studies, in accordance with the relevant regulatory authorities' guidelines, for multiple preclinical phase drug development projects and medical indications. Dr Schumann holds a B.Sc. in Life Sciences from the Hebrew University of Jerusalem, and an M.Sc. and Ph.D. in Pharmacology from the School of Pharmacy, The Hebrew University of Jerusalem.

Dr Hagit Marchaim serves as our Senior Vice President for Regulatory Affairs. She joined us in May 2014 and brings 10 years of regulatory affairs experience to Alcobra. Prior to joining Alcobra, and from 2011 to 2013, Dr. Marchaim was the Vice President Regulatory Affairs at CureTech Ltd. Before that, and from 2009 to 2011, she was the Regulatory Affairs Department Head at Omrix Biopharmaceuticals, a Johnson & Johnson company. Her first regulatory affairs positions were at Makhteshim Agan Industries Ltd., from 2004 to 2007, and at Kamada Ltd., from 2007 to 2009, where she was also responsible for management of non-clinical studies. Dr. Marchaim has a broad experience as a Regulatory Affairs Consultant, working with companies ranging from startups at early development stages to global companies at post approval stages worldwide. Dr. Marchaim holds a B.Sc. in Biological Sciences from The Hebrew University of Jerusalem, a M.Sc. in Microbiology from The Hebrew University of Jerusalem, a Ph.D. from the Hebrew University of Jerusalem and a M.B.A. from the College of Management. In addition, Dr. Marchaim was a postdoctoral fellow at The Weizmann Institute for Science in Israel.

Irena Katsman, our Vice President for Finance, joined Alcobra in April 2015. Immediately prior to joining Alcobra and since 2008, Ms. Katsman served as Finance Manager of Omrix Biopharmaceuticals, a Johnson & Johnson company. Ms. Katsman is a certified public accountant and holds a B.A. in Economics and Accounting from the Hebrew University in Jerusalem and an M.B.A. from Tel Aviv University.

 Shlomi Ianovitz serves as our Director of Quality Assurance. He joined us in October 2015. From 2012 until 2015, Mr. Ianovitz served as a Quality Assurance Manager and Qualified Person at Dexcel Pharma., and prior to that and from 2010 he served as a Qualified Person at Dexcel Pharma. From 2009 to 2010, Mr. Ianovitz served as the Production Pharmacist and Deputy Qualified Person at CTS Chemical Industries Ltd. Mr. Ianovitz holds a B.Sc. Pharm from the School of Pharmacy of the Hebrew University of Jerusalem.

6.B.	Compensation

The table below reflects the compensation granted to our five most highly compensated officers during or with respect to the year ended December 31, 2015. All amounts reported in the table reflect the cost to us, in U.S. Dollars, as recognized in our financial statements for the year ended December 31, 2015. Amounts paid in NIS are translated into U.S. dollars at the rate of NIS 3.89 = U.S.$1.00, based on the average representative rate of exchange between the NIS and the U.S. dollar as reported by the Bank of Israel in the year ended December 31, 2015.

Name and Position	Salary	Share-Based Payment (1)	Bonus (2)	Total

Dr. Yaron Daniely Chief Executive Officer, President and Director	$490,000	$829,000	$157,000	$1,476,000

Dr. Tomer Berkovitz Chief Financial Officer, Chief Operating Officer	373,000	377,000	138,000	888,000

David Baker Chief Commercial Officer	365,000	307,000	146,000	818,000

Dr. Jonathan Rubin Chief Medical Officer	357,000	188,000	107,000	652,000

Dr. Hagit Marchaim SVP Regulatory Affairs	185,000	76,000	55,000	316,000

(1)	Represents the equity-based compensation expenses recorded in our consolidated financial statements for the year ended December 31, 2015 based on the options’ grant date fair value in accordance with accounting guidance for equity-based compensation.

(2)	Does not include bonus payments for 2015 not yet granted, which are subject to the approval of our shareholders.

The aggregate amount of compensation paid or accrued to all of our directors and executive officers as a group with respect to the year ended December 31, 2015 was approximately $3.2 million. This amount includes salaries, consulting fees, directors' fees, car expenses and vacation, pension, severance, retirement or similar benefits or expenses, employer’s taxes, and bonuses expenses in an amount of $0.8 million. The amount does not include business travel, relocation, professional and business association due and expenses reimbursed to office holders, and other benefits commonly reimbursed or paid by companies in our industry.

In addition, share-based compensation in the amount of $2.2 million was recorded in 2015.

Employment Agreements with Executive Officers

We have entered into written employment agreements with all of our executive officers. Each of these agreements contains provisions regarding non-competition, confidentiality of information and ownership of inventions. The non-competition provision applies for a period that is generally 12 months following termination of employment. The enforceability of covenants not to compete in Israel and the United States is subject to limitations. In addition, we are required to provide notice prior to terminating the employment of our executive officers, other than in the case of a termination for cause.

Directors’ Service Contracts

Other than with respect to our directors that are also executive officers, we do not have written agreements with any director providing for benefits upon the termination of his employment with our company.

In December 2012, an amendment to the Israeli Companies Law, or Amendment 20, became effective, requiring companies to appoint a compensation committee. Our existing compensation committee as detailed in Item 6.C. Board Practices “Board Committees – Compensation Committee” below meets this requirement.

Amendment 20 also requires us to adopt an office holder compensation policy, no later than nine months from our initial public offering, that will set forth company policy, or the Compensation Policy, regarding the terms of office and employment of office holders, including compensation, equity awards, severance and other benefits, exemption from liability and indemnification, referred to as the Terms of Office and Employment. The term “office holder,” as defined in the Israeli Companies Law, includes directors, executive officers and any manager directly subordinate to the chief executive officer.

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

Under the Israeli Companies Law and related regulations, the compensation payable to statutory independent directors and independent directors is subject to certain further limitations. See Item 6.C. Board Practices “External Directors.”

Our shareholders approved a Compensation Policy in February 2014, which was subsequently amended in July 2015 that meets the above requirements.

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

In addition, our amended and restated articles of association allow our Board of Directors to appoint directors, other than external directors, to fill vacancies on our Board of Directors, for a term of office which shall continue until the next annual meeting following his or her appointment. External directors are elected for an initial term of three years and may be elected for up to two additional three-year terms (or more) under the circumstances described below. External directors may be removed from office only under the limited circumstances set forth in the Israeli Companies Law. See “External Directors,” below.

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

Each committee of the board of directors that is authorized to exercise the powers of the board of directors must include at least one external director, except that the audit committee and the compensation committee must each include all external directors then serving on the board of directors. Under the Israeli Companies Law, external directors of a company are prohibited from receiving, directly or indirectly, any compensation for their services as external directors, other than compensation and reimbursement of expenses pursuant to applicable regulations promulgated under the Israeli Companies Law. Compensation of an external director is determined prior to his or her appointment and may not be changed during his or her term subject to certain exceptions.

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

Under the Israeli Companies Law, the audit committee of a publicly traded company must consist of a majority of unaffiliated directors. An “unaffiliated director” is defined as either an external director or as a director, classified as an “unaffiliated director” by the Company, who meets the following criteria:

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

Under the Israeli Companies Law, our Audit Committee is responsible for (i) determining whether there are deficiencies in the business management practices of our company, including in consultation with our internal auditor or the independent auditor, and making recommendations to the Board of Directors to improve such practices, (ii) determining whether to approve certain related party transactions (including transactions in which an office holder has a personal interest) and whether such transaction should be deemed as material or extraordinary (according to certain criteria set by our Audit Committee on an annual basis) (see Item 16.G. Corporate Governance “Approval of Related Party Transactions under Israeli Law”), (iii) establishing procedures regarding related party transactions with a controlling shareholder, which may include, the establishment of a competitive process for such transaction, under the supervision of the audit committee or another individual or committee selected by the audit committee, in accordance with criteria determined by the audit committee; (iv) determining procedures for approving certain related party transactions with a controlling shareholder, which have been determined by the audit committee to not be extraordinary transactions, nor negligible transactions; (v) where the Board of Directors approves the working plan of the internal auditor, to examine such working plan before its submission to the Board and propose amendments thereto, (vi) examining our internal controls and internal auditor's performance, including whether the internal auditor has sufficient resources and tools to dispose of its responsibilities, (vii) examining the scope of our auditor's work and compensation and submitting a recommendation with respect thereto to our Board of Directors or shareholders, depending on which of them is considering the appointment of our auditor, and (viii) establishing procedures for the handling of employees' complaints as to the management of our business and the protection to be provided to such employees. In compliance with regulations promulgated under the Israeli Companies Law, our Audit Committee will also approve our financial statements, thereby fulfilling the requirement that a board committee provide such approval. Our Audit Committee may not approve an action or a related party transaction, or take any other action required under the Israeli Companies Law, unless at the time of approval a majority of the committee's members are present, which majority consists of unaffiliated directors including at least one external director, and it further complies with the committee composition set forth above.

NASDAQ requirements

Under the Nasdaq Marketplace Rules, we are required to maintain an audit committee consisting of at least three independent directors, all of whom are financially literate and one of whom has accounting or related financial management expertise.

As noted above, our audit committee consists of Dr. Gelander, Mr. Mor and Mr. Ben Yosef. Mr. Mor is an audit committee financial expert as defined by SEC rules and has the requisite financial sophistication as defined by the Nasdaq Marketplace Rules. All of the members of our audit committee meet the requirements for financial literacy under the applicable rules and regulations of the SEC and the Listing Rules of the NASDAQ Stock Market.

Dr. Gelander, Mr. Mor and Ben Yosef are independent as such term is defined in Rule 10A-3(b)(1) under the Exchange Act and under the Listing Rules of the NASDAQ Stock Market.

Compensation Committee

We chose to rely upon the exemption available to foreign private issuers under the Listing Rules of the NASDAQ Stock Market with respect to the determination of the compensation of our Chief Executive Officer and other executive officers, and, in lieu of forming a compensation committee consisting entirely of independent directors (or the determination of such compensation solely by the independent members of our Board of Directors), we have a compensation committee in compliance with the Israeli Companies Law. See Item 16.G. Corporate Governance. However, all of the current members of our compensation committee are independent.

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

Nominating Committee

Our Board of Directors does not currently have a nominating committee, as director nominees are presented by our Board of Directors to our shareholders based upon the nominations made by the Board of Directors itself. We currently rely upon the exemption available to foreign private issuers under the Listing Rules of the NASDAQ Stock Market relating to independent director oversight of nominations to our Board of Directors and the adoption of a formal written charter or board resolution addressing the nominations process. See Item 16.G. Corporate Governance.

We do not have service contracts with any of our directors, except for Dr. Yaron Daniely. The remaining directors’ compensation has been approved by our shareholders.

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

As of the date hereof we have 19 employees. Our management consists of our Chief Executive Officer, Chief Financial Officer, Chief Medical Officer, Chief Commercial Officer, SVP CMC (chemistry manufacturing and controls), SVP for Finance, SVP for Preclinical Development, SVP for Regulatory Affairs as well as our Director of Quality Assurance. We further have service agreements with U.S.-based regulatory consultants as well as additional U.S.-based clinical consultants who are members of our clinical advisory board. We believe that we maintain good relations with all of them.

6.E.	Share ownership

As of March 2, 2016, each of our executive officers and directors, other than Dr. Daniely, beneficially owned less than 1% of our Ordinary Shares. Dr. Daniely owned 2%.

The following table summarizes information about the options to purchase our Ordinary Shares owned by Dr. Daniely that were outstanding as of March 2, 2016:

NUMBER OUTSTANDING	EXERCISE PRICE	EXPIRATION DATE
340,460	$0.33	November 15, 2020
89,553	$8.00	January 2, 2023
37,500	$23.85	February 17, 2020
400,000	$5.63	March 30, 2020

On March 2, 2016, additional 192,487 options were granted to Dr. Daniely with an exercise price of $4.55. Such grant of options is subject to the approval of our shareholders.

2010 Incentive Option Plan

We maintain one equity incentive plan - our 2010 Incentive Option Plan, or our 2010 Plan. As of March 2, 2016, a total of 3,078,102 shares were reserved for issuance under our 2010 Plan, of which options to purchase 2,781,549 ordinary shares were issued and outstanding thereunder (out of which 276,487 options are subject to the approval of our shareholders). Of such outstanding options, options to purchase 857,957 ordinary shares were vested as of March 2, 2016, with a weighted average exercise price of $6.454 per share.

Our 2010 Plan, which was adopted by our Board of Directors in February, 2010, and approved by our shareholders in July 2015, provides for the grant of options to our and our affiliates’ respective directors, employees, office holders, service providers and consultants. On December 16, 2014, our Board of Directors adopted an appendix to the 2010 Plan for U.S. residents, which was later approved by our shareholders. The initial reserved pool under our 2010 plan has been increased by our Board of Directors a number of times, and most recently on March 2, 2016.

The 2010 Plan is administered by our Board of Directors or by a committee thereof, which shall determine, subject to Israeli and U.S. law, the grantees of awards and various terms of the grant. The 2010 Plan provides for granting options in compliance with Section 102 of the Israeli Income Tax Ordinance, 1961, or the Ordinance, and under the United States Revenue Code of 1986, as amended.

Options granted under the 2010 Plan to Israeli employees have been granted under the capital gains track of Section 102 of the Ordinance.

Section 102 of the Ordinance allows employees, directors and officers, who are not controlling shareholders and are considered Israeli residents, to receive favorable tax treatment for compensation in the form of shares or options. Our Israeli non-employee service providers and controlling shareholders may only be granted options under Section 3(9) of the Ordinance, which does not provide for similar tax benefits. Section 102 of the Ordinance includes two alternatives for tax treatment involving the issuance of options or shares to a trustee for the benefit of the grantees and also includes an additional alternative for the issuance of options or shares directly to the grantee. Section 102(b)(2) of the Ordinance, the most favorable tax treatment for grantees, permits the issuance to a trustee under the “capital gains track.” However, under this track we are not allowed to deduct an expense with respect to the issuance of the options or shares. In order to comply with the terms of the capital gains track, all options granted under the 2010 Plan pursuant and subject to the provisions of Section 102 of the Ordinance, as well as the ordinary shares issued upon exercise of these options and other shares received subsequently following any realization of rights with respect to such options, such as share dividends and share splits, must be granted to a trustee for the benefit of the relevant employee, director or officer and should be held by the trustee for at least two years after the date of the grant.

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

In the event of a merger or consolidation of our company subsequent to which we shall no longer exist as a legal entity, or a sale of all, or substantially all, of our shares or assets or other transaction having a similar effect on us, then: (i) pursuant to resolutions of our board of directors, 1,836,330 options will become fully vested; (ii) other outstanding options shall be assumed, or an equivalent option shall be substituted, by such successor corporation or an affiliate thereof or, in case the successor corporation refuses to assume or substitute the option, our Board of Directors or its designated committee may (a) provide the grantee with the opportunity to exercise the option as to all or part of the shares, vested or otherwise, and (b) specify a period of time, no less than seven days, following which all outstanding options shall terminate.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A.	Major shareholders

The following table sets forth information regarding the beneficial ownership by each person or entity known to beneficially own more than 5% of our ordinary shares as of March 1, 2016, or a different date, if so provided in the table below or footnotes thereof.

According to our transfer agent, as of March 1, 2016, there were three record holders of our ordinary shares, one of which (Cede & Co., the nominee of the Depositary Trust Company) is a U.S. holder holding 99% of our ordinary shares.  The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these ordinary shares are held by brokers or other nominees. None of our shareholders have different voting rights from other shareholders.

We are not owned or controlled, directly or indirectly, by another corporation or by any foreign government. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

Except as indicated in footnotes to this table, we believe that the shareholders named in this table have sole voting and investment power with respect to all shares shown to be beneficially owned by them, based on information provided to us by such shareholders. Unless otherwise noted below, each beneficial owner’s address is: c/o Alcobra Ltd., Azrieli Triangle Building, 132 Derech Menachem Begin, 39th Floor, Tel Aviv 6701101 Israel.

	Ordinary Shares Beneficially Owned
Name	Number	Percentage
RA Capital Management, LLC, RA Capital Healthcare Fund, L.P and Peter Kolchinsky (1)	3,032,911	11.1%
Franklin Resources, Inc., Charles B. Johnson, Rupert H. Johnson, Jr., Franklin Advisers, Inc. (2)	2,848,581	10.4%
Udi Gilboa (3)	2,360,816	8.6%
Baker Bros. Advisors LP, Baker Bros. Advisors (GP) LLC, Felix J. Baker, Julian C. Baker (4)	2,336,359	8.5%
Great Point Partners, LLC, Jeffrey R. Jay and David Kroin (5)	2,012,622	7.4%
David M. Slager, Regals Fund LP and Regals Capital Management LP (6)	1,716,377	6.3%
Venrock Healthcare Capital Partners, L.P., VHCP Co-Investment Holdings, LLC, Venrock Healthcare Capital Partners II, L.P., VHCP Co-Investment Holdings II, LLC, VHCP Management, LLC, VHCP Management II, LLC, Bong Koh and Anders Hove (7)	1,615,000	5.9%
Broadfin Capital, LLC, Broadfin Healthcare Master Fund, Ltd. and Kevin Kotler (8)	1,557,106	5.7%
Knoll Capital Management (9)	1,115,315	5.2%

(1)	Based solely on an Amendment 1 to Schedule 13G filed with the SEC November 18, 2015, and which reflects holdings as of November 13, 2015.
(2)	Based solely on a Schedule 13G filed with the SEC January 8, 2016, and which reflects holdings as of December 31, 2015.
(3)	Based solely on an Amendment 2 to Schedule 13G filed with the SEC on February 16, 2016, and which reflects holdings as of December 31, 2015.
(4)	Based solely on a Schedule 13G filed with the SEC on February 16, 2016, and which reflects holdings as of December 31, 2015
(5)	Based solely on an Amendment 1 to Schedule 13G filed with the SEC on February 16, 2016, and which reflects holdings as of December 31, 2015.

(6)	Based solely on an Amendment 1 to Schedule 13G filed with the SEC on February 16, 2016, and which reflects holdings as of December 31, 2015.
(7)	Based solely on an Amendment 1 to Schedule 13G filed with the SEC on February 16, 2016, and which reflects holdings as of December 31, 2015.
(8)	Based solely on an Amendment 1 to Schedule 13G filed with the SEC on February 11, 2016, and which reflects holdings as of December 31, 2015.
(9)	Based solely on an Amendment 2 to Schedule 13G filed with the SEC on February 17, 2016, and which reflects holdings as of February 17, 2015.

7.B.	Related party transactions

Employment Agreements

We have entered into written employment agreements with each of our executive officers. These agreements provide for notice periods of varying duration for termination of the agreement by us or by the relevant executive officer, during which time the executive officer will continue to receive base salary and benefits. We have also entered into customary non-competition, confidentiality of information and ownership of inventions arrangements with our executive officers. However, the enforceability of the noncompetition provisions may be limited under applicable law.

Options

Since our inception we have granted options to purchase our ordinary shares to our officers and certain of our directors. Such option agreements may contain acceleration provisions upon certain merger, acquisition, or change of control transactions. We describe our option plans under Item 6.E. Share Ownership “Share Option Plans” above. If the relationship between us and an executive officer or a director is terminated, except for cause (as defined in the various option plan agreements), options that are vested will generally remain exercisable for ninety days after such termination.

Indemnification Agreements and Insurance Coverage

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

See Item 18. Financial Statements.

Legal Proceedings

On December 16, 2014, a class action lawsuit was filed against us and certain of our current and former officers and directors in the United States District Court for the Southern District of New York. The complaint, brought by a putative class of investors, alleges, among other things, that our officers and directors made false or misleading statements relating to the results of our Phase 3 study for our MDX drug candidate. On May 20, 2015, we moved to dismiss the complaint. The motion to dismiss has been fully briefed, and oral argument occurred on September 22, 2015, and the court’s decision remains pending. Such legal proceedings, regardless of their outcome, could be costly, divert management attention, or damage our reputation and demand for our products. Litigation, particularly in the United States, is inherently unpredictable and unexpectedly high awards of damages can result if we receive an adverse verdict. In many cases, particularly in the United States, the practice of the plaintiffs’ bar is to claim damages (compensatory, punitive and statutory) in extremely high amounts. Accordingly, it is difficult to quantify the potential exposure to claims in many proceedings of the type mentioned above. Unfavorable resolution of current and similar future proceedings could have a material adverse effect on our financial condition and results of operations. See Item 3.D. Risk Factors “We may be subject to any number of legal proceedings, which may be expensive and could divert management attention.”

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

The Israeli Companies Law imposes further restrictions on our ability to declare and pay dividends. See Item 10.B. Articles of Association “Dividend and Liquidation Rights” for additional information.

Payment of dividends may be subject to Israeli withholding taxes. See Item 10.E. Taxation, for additional information.

8.B.	Significant changes

Except as disclosed elsewhere in this annual report, there have been no other significant changes from December 31, 2015, until the date of the filing of this annual report.

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

Annual Information:	Low	High
2014	$3.12	25.44
2015	3.68	9.50
Quarterly Information
First Quarter 2014	$17.11	25.44
Second Quarter 2014	13.63	21.33
Third Quarter 2014	14.77	22.19
Fourth Quarter 2014	3.12	15.68
First Quarter 2015	3.68	8.30
Second Quarter 2015	5.38	8.84
Third Quarter 2015	5.61	9.50
Fourth Quarter 2015	5.28	8.78
Monthly Information:
September 2015	$5.61	9.14
October 2015	5.28	8.34
November 2015	5.68	8.78
December 2015	5.54	6.66
January 2016	4.27	6.50
February 2016	4.45	5.66

9.B.	Plan of distribution

Not applicable.

9.C.	Market for Ordinary Shares

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

Board of Directors

The Israeli Companies Law requires that certain transactions, actions and arrangements be approved as provided for in a company's articles of association and in certain circumstances by the audit committee, the compensation committee, by the board of directors itself and by the shareholders. The vote required by the audit committee and the board of directors for approval of such matters, in each case, is a majority of the disinterested directors participating in a duly convened meeting. If, however, a majority of the members participating in such meeting have a personal interest in the approval of such matter, then all directors may participate in the discussions and the voting on approval thereof and in such case the matter shall be subject to further shareholder approval.

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

Pursuant to the Israeli Companies Law, generally a director who has a personal interest in an extraordinary transaction which is brought for discussion before our board of directors or its committees shall neither vote in nor attend discussions concerning the approval of such transaction. If the director did vote or attend as aforesaid, the approval given to the aforesaid activity or arrangement will generally be invalid.

Our articles of association provide that, subject to the Israeli Companies Law, our board of directors may delegate its authority, in whole or in part, to such committees of the board of directors as it deems appropriate, and it may from time to time revoke such delegation. To the extent permitted by the Israeli Companies Law, our board of directors may from time to time confer upon and delegate to a President, Chief Executive Officer, Chief Operating Officer or other executive officer then holding office, such authorities and duties of the board of directors as it deems fit, and they may delegate such authorities and duties for such period and for such purposes and subject to such conditions and restrictions which they consider in our best interests, without waiving the authorities of the board of directors with respect thereto.

Arrangements regarding compensation of directors require the approval of the compensation committee, audit committee, our board of directors and the shareholders.

Rights, Preferences and Restrictions of Shares

•	General. Our share capital is NIS 500,000, divided into 50,000,000 Ordinary shares NIS 0.01 par value per share.

•	The Ordinary Shares do not have cumulative voting rights in the election of directors. As a result, the holders of Ordinary Shares that represent more than 50% of the voting power have the power to elect all the Directors.

•	Dividend and liquidation rights. Our board of directors may declare a dividend to be paid to the holders of our Ordinary Shares according to their rights and interests in our profits and may fix the record date for eligibility and the time for payment. The directors may from time to time pay to the shareholders on account of the next forthcoming dividend such interim dividends as, in their judgment, our position justifies. All dividends unclaimed for one year after having been declared may be invested or otherwise used by the directors for our benefit until claimed. No unpaid dividend or interest shall bear interest as against us. Our board of directors may determine that a dividend may be paid, wholly or partially, by the distribution of certain of our assets or by a distribution of paid up shares, debentures or debenture stock or any of our securities or of any other companies or in any one or more of such ways in the manner and to the extent permitted by the Israeli Companies Law.

•	Transfer of shares; record dates. Fully paid up Ordinary Shares may be freely transferred pursuant to our amended and restated articles of association unless such transfer is restricted or prohibited by another instrument or securities laws. Each shareholder who would be entitled to attend and vote at a General Meeting of shareholders is entitled to receive notice of any such meeting. For purposes of determining the shareholders entitled to notice and to vote at such meeting, the board of directors will fix a record date.

•	Voting; annual general and extraordinary meetings. Subject to any rights or restrictions for the time being attached to any class or classes of shares, each shareholder shall have one vote for each share of which he or she is the holder, whether on a show of hands or on a poll. Our articles of association do not permit cumulative voting and it is not mandated by Israeli law. Votes may be given either personally or by proxy. A proxy need not be a shareholder. If any shareholder is without legal capacity, he may vote by means of a trustee or a legal custodian, who may vote either personally or by proxy. If two or more persons are jointly entitled to a share then, in voting upon any question, the vote of the senior person who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other registered holders of the share and, for this purpose seniority shall be determined by the order in which the names stand in the shareholder register.

•	Quorum for general meetings. The quorum required for our general meetings of shareholders consists of at least two shareholders present in person, by proxy or written ballot who holds or represent between them at least one-third of the total outstanding voting rights. A meeting adjourned for lack of a quorum is generally adjourned to the same day in the following week at the same time and place or to a later time/date if so specified in the summons or notice of the meeting. At the reconvened meeting, any two or more shareholders present in person or by proxy shall constitute a lawful quorum.

•	Notice of general meetings. Unless a longer period for notice is prescribed by the Israeli Companies Law, at least 10 days and not more than 60 days’ notice of any general meeting shall be given, specifying the place, the day and the hour of the meeting and, in the case of special business, the nature of such business, shall be given in the manner hereinafter mentioned, to such shareholders as are under the provisions of our articles of association, entitled to receive notices from us. Only shareholders of record as reflected on our share register at the close of business on the date fixed by the board of directors as the record date determining the then shareholders who will be entitled to vote, shall be entitled to notice of, and to vote, in person or by proxy, at a general meeting and any postponement or adjournment thereof.

•	Annual; agenda; calling a general meeting. General Meetings are held at least once in every calendar year at such time (within a period of 15 months after the holding of the last preceding General Meeting), and at such time and place as may be determined by the board of directors. At a General Meeting, decisions shall be adopted only on matters that were specified on the agenda. The board of directors is obligated to call extraordinary general meeting of the shareholders upon a written request in accordance with the Israeli Companies Law. The Israeli Companies Law provides that an extraordinary general meeting of shareholder may be called by the board of directors or by a request of two directors or 25% of the directors in office, or by shareholders holding at least 5% of the issued share capital of the company and at least 1% of the voting rights, or of shareholders holding at least 5% of the voting rights of the company.

•	Majority vote. Except as otherwise provided in the articles of association, any resolution at a General Meeting shall be deemed adopted if approved by the holders of a majority of our voting rights represented at the meeting in person or by proxy and voting thereon. In the case of an equality of votes, the chairman of the meeting shall not be entitled to a further vote.

•	Discrimination against shareholders. According to our articles of association, there are no discriminating provisions against any existing or prospective holders of our shares as a result of a shareholder holding a substantial number of shares.

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

Unless otherwise provided by the conditions of issuance, the enlargement of an existing class of shares, or the issuance of additional shares thereof, shall not be deemed to modify or abrogate the rights attached to the previously issued shares of such class or of any other class. These conditions provide for the minimum shareholder approvals permitted by the Israeli Companies Law.

Restrictions on Shareholders Rights to Own Securities

Our articles of association and the laws of the State of Israel do not restrict in any way the ownership or voting or our shares by non-residents of Israel, except with respect to subjects of countries which are in a state of war with Israel.

Acquisitions under Israeli Law

Full tender offer

A person wishing to acquire shares of an Israeli public company and who would as a result hold over 90% of the target company’s issued and outstanding share capital is required by the Israeli Companies Law to make a tender offer to all of the company’s shareholders for the purchase of all of the issued and outstanding shares of the company.

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

Special tender offer

The Israeli Companies Law provides that an acquisition of shares of an Israeli public company must be made by means of a special tender offer if as a result of the acquisition the purchaser would become a holder of at least 25% of the voting rights in the company. This rule does not apply if there is already another holder of at least 25% of the voting rights in the company.

Similarly, the Israeli Companies Law provides that an acquisition of shares in a public company must be made by means of a special tender offer if as a result of the acquisition the purchaser would become a holder of more than 45% of the voting rights in the company, if there is no other shareholder of the company who holds more than 45% of the voting rights in the company.

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

Merger

The Israeli Companies Law permits merger transactions if approved by each party’s board of directors and, unless certain requirements described under the Israeli Companies Law are met, a majority of each party’s shareholders, by a majority of each party’s shares that are voted on the proposed merger at a shareholders’ meeting.

The board of directors of a merging company is required pursuant to the Israeli Companies Law to discuss and determine whether in its opinion there exists a reasonable concern that as a result of a proposed merger, the surviving company will not be able to satisfy its obligations towards its creditors, taking into account the financial condition of the merging companies. If the board of directors has determined that such a concern exists, it may not approve a proposed merger. Following the approval of the board of directors of each of the merging companies, the boards of directors must jointly prepare a merger proposal for submission to the Israeli Registrar of Companies.

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

Under the Israeli Companies Law, each merging company must send a copy of the proposed merger plan to its secured creditors. Unsecured creditors are entitled to receive notice of the merger, as provided by the regulations promulgated under the Israeli Companies Law. Upon the request of a creditor of either party to the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that, as a result of the merger, the surviving company will be unable to satisfy the obligations of the target company. The court may also give instructions in order to secure the rights of creditors.

In addition, a merger may not be completed unless at least 50 days have passed from the date that a proposal for approval of the merger was filed with the Israeli Registrar of Companies and 30 days from the date that shareholder approval of both merging companies was obtained.

Potential Issues that Could Delay a Merger

Certain provisions of Israeli corporate and tax law may have the effect of delaying, preventing or making more difficult any merger or acquisition of us. For example, any merger or acquisition of us will require the prior consent of the Chief Scientist, as well as the Investment Center. See Item 3.D. Risk factors “We are subject to anti-takeover provisions that could delay or prevent our acquisition by another entity.”

Requirement of Disclosure of Shareholder Ownership

There are no provisions of our articles of association governing the ownership threshold above which shareholder ownership must be disclosed. We are subject, however, to U.S. securities rules that require beneficial owners of more than 5% of our ordinary Shares to make certain filings with the SEC.

Changes in Capital

Our articles of association do not impose any conditions governing changes in capital that are more stringent than required by the Israeli Companies Law.

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

General corporate tax structure in Israel

As of January 1, 2016, Israeli resident companies, such as us, are generally subject to corporate tax at the rate of 25%. Between January 1, 2014 and December 31, 2015, the corporate tax rate was 26.5%.

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

As of January 1, 2016, an additional income tax at a rate of 2% will be imposed on high earners whose annual income or gain exceeds NIS 803,520.

A “substantial Shareholder” is generally a person who alone, or together with his relative or another person who collaborates with him on a regular basis, holds, directly or indirectly, at least 10% of any of the “means of control” of the corporation. “Means of control” generally include the right to vote in a general meeting of shareholders, receive profits, nominate a director or an officer, receive assets upon liquidation, or instruct someone who holds any of the aforesaid rights regarding the manner in which he or she is to exercise such right(s), and all regardless of the source of such right.

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

Capital Gains Taxes Applicable to Israeli Resident Shareholders

The income tax rate applicable to Real Capital Gain derived by an Israeli individual from the sale of shares which had been purchased after January 1, 2012, whether listed on a stock exchange or not, is 25%. However, if such shareholder is considered a “Substantial Shareholder” (as defined above) at the time of sale or at any time during the preceding 12-month period, such gain will be taxed at the rate of 30%. As of January 1, 2016, an additional tax at a rate of 2% will be imposed on high earners whose annual income or gains exceed NIS 803,520.

Moreover, capital gains derived by a shareholder who is a dealer or trader in securities, or to whom such income is otherwise taxable as ordinary business income, are taxed in Israel at ordinary income rates (currently, 25% for corporations and up to 50% for individuals).

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

For example, under the Convention Between the Government of the United States of America and the Government of Israel with Respect to Taxes on Income, as amended (the “U.S.-Israel Tax Treaty”), Israeli withholding tax on dividends paid to a U.S. resident for treaty purposes may not, in general, exceed 25%, or 15% in the case of dividends paid out of the profits of a Benefited Enterprise, subject to certain conditions. Where the recipient is a U.S. corporation owning 10% or more of the voting shares of the paying corporation during the part of the paying corporation’s taxable year which precedes the date of payment of the dividend and during the whole of its prior taxable year (if any) and the dividend is not paid from the profits of a Benefited Enterprise, the Israeli tax withheld may not exceed 12.5%, subject to certain conditions.

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

This discussion does not address all of the aspects of U.S. federal income taxation that may be relevant to a particular shareholder based on such shareholder's particular circumstances and in particular does not discuss any estate, gift, generation-skipping, transfer, state, local or foreign tax considerations. In addition, this discussion does not address the U.S. federal income tax treatment of a U.S. Holder who is: (1) a bank, life insurance company, regulated investment company, or other financial institution or “financial services entity”; (2) a broker or dealer in securities or foreign currency; (3) a person who acquired our Ordinary Shares in connection with employment or other performance of services; (4) a U.S. Holder that is subject to the U.S. alternative minimum tax; (5) a U.S. Holder that holds our Ordinary Shares as a hedge or as part of a hedging, straddle, conversion or constructive sale transaction or other risk-reduction transaction for U.S. federal income tax purposes; (6) a tax-exempt entity; (7) real estate investment trusts; (8) a U.S. Holder that expatriates out of the United States or a former long-term resident of the United States; or (9) a person having a functional currency other than the U.S. dollar. This discussion does not address the U.S. federal income tax treatment of a U.S. Holder that owns, directly or constructively, at any time, Ordinary Shares representing 10% or more of our voting power. Additionally, the U.S. federal income tax treatment of persons who hold Ordinary Shares through a partnership or other pass-through entity are not considered.

You are encouraged to consult your own tax advisor with respect to the specific U.S. federal and state income tax consequences to you of purchasing, holding or disposing of our Ordinary Shares, including the effects of applicable state, local, foreign or other tax laws and possible changes in the tax laws.

Distributions on Ordinary Shares

Subject to the discussion under the heading “Passive Foreign Investment Companies” below, a U.S. Holder will be required to include in gross income as ordinary income the amount of any distribution paid on Ordinary Shares (including the amount of any Israeli tax withheld on the date of the distribution), to the extent that such distribution does not exceed our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes. The amount of a distribution which exceeds our earnings and profits will be treated first as a non-taxable return of capital, reducing the U.S. Holder's tax basis for the Ordinary Shares to the extent thereof, and then capital gain. Corporate holders generally will not be allowed a deduction for dividends received. For noncorporate U.S. Holders, to the extent that their total adjusted income does not exceed applicable thresholds, the maximum federal income tax rate for “qualified dividend income” and long-term capital gains is generally 15%. For those noncorporate U.S. Holders whose total adjusted income exceeds such income thresholds, the maximum federal income tax rate for “qualified dividend income” and long-term capital gains is generally 20%. For this purpose, “qualified dividend income” means, inter alia, dividends received from a “qualified foreign corporation.” A “qualified foreign corporation” is a corporation that is entitled to the benefits of a comprehensive tax treaty with the United States which includes an exchange of information program. The IRS has stated that the Israel/U.S. Tax Treaty satisfies this requirement and we believe we are eligible for the benefits of that treaty.

In addition, our dividends will be qualified dividend income if our Ordinary Shares are readily tradable on NASDAQ or another established securities market in the United States. Dividends will not qualify for the preferential rate if we are treated, in the year the dividend is paid or in the prior year, as a passive foreign investment company, or PFIC. A U.S. Holder will not be entitled to the preferential rate: (1) if the U.S. Holder has not held our Ordinary Shares or ADRs for at least 61 days of the 121 day period beginning on the date which is 60 days before the ex-dividend date, or (2) to the extent the U.S. Holder is under an obligation to make related payments on substantially similar property. Any days during which the U.S. Holder has diminished its risk of loss on our Ordinary Shares are not counted towards meeting the 61-day holding period. Finally, U.S. Holders who elect to treat the dividend income as “investment income” pursuant to Code section 163(d)(4) will not be eligible for the preferential rate of taxation.

The amount of a distribution with respect to our Ordinary Shares will be measured by the amount of the fair market value of any property distributed, and for U.S. federal income tax purposes, the amount of any Israeli taxes withheld therefrom. (See discussion above under “Israeli Taxation Considerations - Taxation of Our Shareholders – Dividends.”) Cash distributions paid by us in NIS will be included in the income of U.S. Holders at a U.S. dollar amount based upon the spot rate of exchange in effect on the date the dividend is includible in the income of the U.S. Holder, and U.S. Holders will have a tax basis in such NIS for U.S. federal income tax purposes equal to such U.S. dollar value. If the U.S. Holder subsequently converts the NIS, any subsequent gain or loss in respect of such NIS arising from exchange rate fluctuations will be U.S. source ordinary exchange gain or loss.

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

Passive Foreign Investment Companies

Special U.S. federal income tax laws apply to a U.S. Holder who owns shares of a corporation that was (at any time during the U.S. Holder's holding period) a PFIC. We would be treated as a PFIC for U.S. federal income tax purposes for any tax year if, in such tax year, either:

•	75% or more of our gross income (including our pro rata share of gross income for any company, U.S. or foreign, in which we are considered to own 25% or more of the shares by value), in a taxable year is passive (the “Income Test”); or
•	At least 50% of our assets, averaged over the year and generally determined based upon value (including our pro rata share of the assets of any company in which we are considered to own 25% or more of the shares by value), in a taxable year are held for the production of, or produce, passive income (the “Asset Test”).

For this purpose, passive income generally consists of dividends, interest, rents, royalties, annuities and income from certain commodities transactions and from notional principal contracts. Cash is treated as generating passive income.

If we are or become a PFIC, each U.S. Holder who has not elected to treat us as a qualified electing fund by making a “QEF election”, or who has not elected to mark the shares to market (as discussed below), would, upon receipt of certain distributions by us and upon disposition of our Ordinary Shares at a gain, be liable to pay U.S. federal income tax at the then prevailing highest tax rates on ordinary income plus interest on such tax, as if the distribution or gain had been recognized ratably over the taxpayer's holding period for the Ordinary Shares. In addition, when shares of a PFIC are acquired by reason of death from a decedent that was a U.S. Holder, the tax basis of such shares would not receive a step-up to fair market value as of the date of the decedent's death, but instead would be equal to the decedent's basis if lower, unless all gain were recognized by the decedent. Indirect investments in a PFIC may also be subject to special U.S. federal income tax rules.

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

Based on the nature of our business, the projected composition of our income and the projected composition and estimated fair market values of our assets, we believe that we may be deemed a PFIC. In particular, in light of the complexity of PFIC rules, we cannot assure you that we have not been a PFIC in prior years or are not a PFIC or will avoid becoming a PFIC in the future. U.S. Holders who hold Ordinary Shares during a period when we are a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC, subject to specified exceptions for U.S. Holders who made a QEF or mark-to-market election. U.S. Holders are strongly urged to consult their tax advisors about the PFIC rules, including tax return filing requirements and the eligibility, manner, and consequences to them of making a QEF or mark-to-market election with respect to our Ordinary Shares in the event we that qualify as a PFIC.

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

Under the Hiring Incentives to Restore Employment Act of 2010 (the “HIRE Act”), some payments made to “foreign financial institutions” in respect of accounts of U.S. stockholders at such financial institutions may be subject to withholding at a rate of 30%. U.S. Treasury Regulations provide that such withholding will only apply to distributions paid on or after January 1, 2014, and to other “withholdable payments” (including payments of gross proceeds from a sale or other disposition of our Ordinary Shares) made on or after January 1, 2017. U.S. Holders should consult their tax advisors regarding the effect, if any, of the HIRE Act on their ownership and disposition of our Ordinary Shares. See “Non-U.S. Holders of Ordinary Shares,” below.

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

The HIRE Act may impose withholding taxes on some types of payments made to “foreign financial institutions” and some other non-U.S. entities. Under the HIRE Act, the failure to comply with additional certification, information reporting and other specified requirements could result in withholding tax being imposed on payments of dividends and sales proceeds to U.S. Holders that own Ordinary Shares through foreign accounts or foreign intermediaries and specified non-U.S. Holders. The HIRE Act imposes a 30% withholding tax on dividends on, and gross proceeds from the sale or other disposition of, Ordinary Shares paid from the United States to a foreign financial institution or to a foreign nonfinancial entity, unless (1) the foreign financial institution undertakes specified diligence and reporting obligations or (2) the foreign nonfinancial entity either certifies it does not have any substantial U.S. owners or furnishes identifying information regarding each substantial U.S. owner. In addition, if the payee is a foreign financial institution, it generally must enter into an agreement with the U.S. Treasury that requires, among other things, that it undertake to identify accounts held by specified U.S. persons or U.S.-owned foreign entities, annually report certain information about such accounts, and withhold 30% on payments to other specified account holders. U.S. Treasury Regulations provide that such withholding will only apply to distributions paid on or after January 1, 2014, and to other “withholdable payments” (including payments of gross proceeds from a sale or other disposition of our Ordinary Shares) made on or after January 1, 2017. You should consult your tax advisor regarding the HIRE Act.

10.F.	Dividends and paying agents

Not applicable.

10.G.	Statement by experts

Not applicable.

10.H.	Documents on display

We are subject to certain of the information reporting requirements of the Exchange Act, or the Exchange Act. As a foreign private issuer, we are exempt from the rules and regulations under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act, with respect to their purchase and sale of our shares. In addition, we are not required to file reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we are required to file with the SEC, within four months after the end of each fiscal year, an annual report on Form 20-F containing financial statements audited by an independent accounting firm. We publish unaudited interim financial information after the end of each quarter. We furnish this quarterly financial information to the SEC under cover of a Form 6-K.

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

Quantitative and Qualitative Disclosure About Market Risk

We are exposed to market risks in the ordinary course of our business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our current investment policy was drafted to: (i) preserve principal (capital); (ii) maintain liquidity in accordance with cash flow requirements; and (iii) maximize the rate of return within the stated guidelines in the policy. Accordingly, a majority of our cash and cash equivalents is held in deposits that bear interest. Given the current low rates of interest we receive, we will not be adversely affected if such rates are reduced. Our investment policy is monitored by the Company’s Audit Committee.

Our market risk exposure is primarily a result of foreign currency exchange rates, which is discussed in detail in the following paragraph.

Foreign Currency Exchange Risk

Our results of operations and cash flow are subject to fluctuations due to changes in foreign currency exchange rates. The vast majority of our liquid assets is held in U.S. dollars, and a certain portion of our expenses is denominated in NIS. For instance, in 2015, approximately 20% of our expenses were denominated in NIS. Changes of 5% and 10% in the $/NIS exchange rate would have increased/decreased the operation expenses by 0.95% and 1.81%, respectively. However, these historical figures may not be indicative of future exposure, as we expect that the percentage of our NIS denominated expenses will decrease in the future, therefore further reducing our exposure to exchange rate fluctuations.

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

(a) Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2015, or the Evaluation Date. Based on such evaluation, those officers have concluded that, as of the Evaluation Date, our disclosure controls and procedures are effective in recording, processing, summarizing and reporting, on a timely basis, information required to be included in periodic filings under the Exchange Act and that such information is accumulated and communicated to management, including our principal executive and financial officers, as appropriate to allow timely decisions regarding required disclosure.

(b) Management's Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act. Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based principally on the framework and criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission as of the end of the period covered by this report. Based on that evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2015 at providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

(c) Attestation Report of the Registered Public Accounting Firm

This annual report does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting due to an exemption for emerging growth companies provided in the JOBS Act.

(d) Changes in Internal Control over Financial Reporting

During the year ended December 31, 2015, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

Kost Forer Gabbay & Kasierer (a Member of EY Global), has served as our principal independent registered public accounting firm for each of the two years ended December 31, 2015 and 2014.

The following table provides information regarding fees paid by us to Kost Forer Gabbay & Kasierer and/or other member firms of EY Global for all services, including audit services, for the years ended December 31, 2015 and 2014:

	Year Ended December 31,
	2015	2014

Audit fees (1)	$87	$75
Audit-related fees (2)	90	-
Tax fees (3)	35	63
All other fees	-	-

Total	$212	$138

(1)	Includes professional services rendered in connection with the audit of our annual financial statements and the review of our interim financial statements.
(2)	Includes fees in connection with two public offerings in 2015.
(3)	Includes professional fees related to tax returns, transfer pricing and consulting on state and sales tax in the United States and Israeli tax.

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

In accordance with Israeli law and practice and subject to the exemption set forth in Rule 5615 of the Listing Rules of the NASDAQ Stock Market, we have elected to follow the provisions of the Israeli Companies Law, rather than the Listing Rules of the NASDAQ Stock Market, with respect to the following requirements:

•	Distribution of periodic reports to shareholders; proxy solicitation. As opposed to the Listing Rules of the NASDAQ Stock Market, which require listed issuers to make such reports available to shareholders in one of a number of specific manners, Israeli law does not require us to distribute periodic reports directly to shareholders, and the generally accepted business practice in Israel is not to distribute such reports to shareholders but to make such reports available through a public website. In addition to making such reports available on a public website, we currently make our audited financial statements available to our shareholders at our offices and will only mail such reports to shareholders upon request. As a foreign private issuer, we are generally exempt from the SEC's proxy solicitation rules.

•	Nomination of our directors. With the exception of our external directors and directors elected by our Board of Directors due to vacancy, our directors are elected by an annual meeting of our shareholders to hold office until the next annual meeting following one year from his or her election. See Item 6.C. Board Practices “Board of Directors.” The nominations for directors, which are presented to our shareholders by our Board of Directors, are generally made by the Board of Directors itself, in accordance with the provisions of our amended and restated articles of association and the Israeli Companies Law. Nominations need not be made by a nominating committee of our Board of Directors consisting solely of independent directors, or by a majority of independent directors, as required under the Listing Rules of the NASDAQ Stock Market.

•	Compensation of officers. Israeli law and our amended and restated articles of association do not require that the independent members of our Board of Directors (or a compensation committee composed solely of independent members of our Board of Directors) determine an executive officer’s compensation, as is generally required under the Listing Rules of the NASDAQ Stock Market with respect to the Chief Executive Officer and all other executive officers. Instead, compensation of executive officers is determined and approved by our Compensation Committee and our Board of Directors, and in certain circumstances by our shareholders, either in consistency with our office holder compensation policy or, in special circumstances in deviation therefrom, taking into account certain considerations stated in the Israeli Companies Law.

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

•	Independent directors. Israeli law does not require that a majority of the directors serving on our Board of Directors be “independent,” as defined under NASDAQ Listing Rule 5605(a)(2), and rather requires we have at least two external directors who meet the requirements of the Israeli Companies Law, as described above under Item 6.C. Board Practices “External Directors.” We are required, however, to ensure that all members of our Audit Committee are “independent” under the applicable NASDAQ and SEC criteria for independence (as we cannot exempt ourselves from compliance with that SEC independence requirement, despite our status as a foreign private issuer), and we must also ensure that a majority of the members of our Audit Committee are “unaffiliated directors” as defined in the Israeli Companies Law. Furthermore, Israeli law does not require, nor do our independent directors conduct, regularly scheduled meetings at which only they are present, which the NASDAQ Listing Rules otherwise require.

•	Shareholder approval. We will seek shareholder approval for all corporate actions requiring such approval under the requirements of the Israeli Companies Law, rather than seeking approval for corporation actions in accordance with NASDAQ Listing Rule 5635. In particular, under this NASDAQ rule, shareholder approval is generally required for: (i) an acquisition of shares/assets of another company that involves the issuance of 20% or more of the acquirer's shares or voting rights or if a director, officer or 5% shareholder has greater than a 5% interest in the target company or the consideration to be received; (ii) the issuance of shares leading to a change of control; (iii) adoption/amendment of equity compensation arrangements; and (iv) issuances of 20% or more of the shares or voting rights (including securities convertible into, or exercisable for, equity) of a listed company via a private placement (and/or via sales by directors/officers/5% shareholders) if such equity is issued (or sold) at below the greater of the book or market value of shares. By contrast, under the Israeli Companies Law, shareholder approval is required for, among other things: (i) transactions with directors concerning the terms of their service or indemnification, exemption and insurance for their service (or for any other position that they may hold at a company), for which approvals of the compensation committee, board of directors and shareholders are all required, (ii) extraordinary transactions with controlling shareholders of publicly held companies, which require the special approval described below under “Approval of Related Party Transactions under Israeli Law – Disclosure of personal interests of controlling shareholders,” and (iii) terms of employment or other engagement of the controlling shareholder of the Company or such controlling shareholder's relative, which require the special approval described below under “Approval of Related Party Transactions under Israeli Law – Disclosure of personal interests of controlling shareholders.” In addition, under the Israeli Companies Law, a merger requires approval of the shareholders of each of the merging companies.

Approval of Related Party Transactions under Israeli Law

Disclosure of personal interests of a controlling shareholder and approval of transactions

The Israeli Companies Law also requires that a controlling shareholder promptly disclose to the company any personal interest that he or she may have and all related material information or documents relating to any existing or proposed transaction by the company. A controlling shareholder’s disclosure must be made promptly and in any event no later than the first meeting of the board of directors at which the transaction is considered. Extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, including a private placement in which a controlling shareholder has a personal interest, and the terms of engagement of the company, directly or indirectly, with a controlling shareholder or a controlling shareholder’s relative (including through a corporation controlled by a controlling shareholder), regarding the company’s receipt of services from the controlling shareholder, and if such controlling shareholder is also an office holder of the company, regarding his or her terms of employment, require the approval of each of (i) the audit committee or the compensation committee with respect to the terms of the engagement of the company, (ii) the board of directors and (iii) the shareholders, in that order. In addition, the shareholder approval must fulfill one of the following requirements:

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

The Israeli Companies Law requires that every shareholder that participates, in person, by proxy or by voting instrument, in a vote regarding a transaction with a controlling shareholder, must indicate in advance or in the ballot whether or not that shareholder has a personal interest in the vote in question. Failure to so indicate will result in the invalidation of that shareholder’s vote.

ITEM 16H.	Mine Safety Disclosure

Not applicable.

PART THREE

ITEM 17.	FINANCIAL STATEMENTS

Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

The following consolidated financial statements, and the related notes thereto, and the Reports of Independent Public Accountants are filed as a part of this annual report.

ITEM 19.	EXHIBITS

EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION OF DOCUMENT
1.1	Articles of Association of the Company, filed as Exhibit 3.2 to Form F-1/A filed on March 19, 2013 (File No. 333-186003) and incorporated herein by reference

4.1	Form of Representative’s Warrant Agreement, filed as Exhibit 4.2 to Form F-1/A filed on April 25, 2013 (File No. 333-186003) and incorporated herein by reference

4.2	Consulting Agreement between the Company and Adler Consulting LLC, dated November 2010, filed as Exhibit 10.1 to Form F-1/A filed on January 14, 2013 (File No. 333-186003) and incorporated herein by reference

4.3	Alcobra Ltd. 2010 Incentive Option Plan, as amended

4.4	Form of Indemnification Agreement, filed as Exhibit 10.4 to Form F-1/A filed on February 19, 2013 (File No. 333-186003) and incorporated herein by reference

4.5∞	Letter of Approval from the Office of Chief Scientist, filed as Exhibit 10.8 to Form F-1/A filed on February 19, 2013 (File No. 333-186003) and incorporated herein by reference

4.6	Employment agreement between the Company and Yaron Daniely, dated March 4, 2010, filed as Exhibit 10.9 to Form F-1/A filed on April 25, 2013 (File No. 333-186003) and incorporated herein by reference

4.7	Employment agreement between the Company and Jonathan Rubin, dated July 25, 2013, filed as Exhibit 10.13 to Form F-1/A filed on October 22, 2013 (File No. 333-191714) and incorporated herein by reference

4.8	Alcobra Ltd. Amended and Restated Compensation Policy for Company Office Holders, filed as Exhibit 99.2 to Form 6-K filed on June 3, 2015 and incorporated herein by reference.

12.1	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934

12.2	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934

13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. 1350, furnished herewith

13.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. 1350, furnished herewith

15.1	Consent of Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global

101	The following materials from our Annual Report on Form 20-F for the year ended December 31, 2015 formatted in XBRL (eXtensible Business Reporting Language): (i) the Consolidated Balance Sheets, (ii) the Consolidated Statements of Comprehensive Loss, (iii) the Consolidated Statements of Changes in Shareholders' Equity, (iv) the Consolidated Statements of Cash Flows and (v) the Notes to Consolidated Financial Statements, tagged as blocks of text and in detail

∞ English translation of original Hebrew document.

SIGNATURES

Alcobra Ltd. hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ALCOBRA LTD.

By:	/s/ Dr. Yaron Daniely
Dr. Yaron Daniely
Chief Executive Officer and President

Date: March 4, 2016

ALCOBRA LTD. AND ITS SUBSIDIARY

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2015

U.S. DOLLARS IN THOUSANDS

- - - - - - - - - - - - - -

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 6706703, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

ALCOBRA LTD.

We have audited the accompanying consolidated balance sheets of Alcobra Ltd. and its subsidiary as of December 31, 2015 and 2014, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2015. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Alcobra Ltd. and its subsidiary at December 31, 2015 and 2014, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2015, in conformity with U.S. generally accepted accounting principles.

Tel-Aviv, Israel	/s/ KOST FORER GABBAY & KASIERER
March 4, 2016	A Member of EY Global

ALCOBRA LTD. AND ITS SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	December 31,
	2015	2014

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$16,658	$2,176
Short-term bank deposits	34,022	19,522
Prepaid expenses and other receivables	1,666	428

Total current assets	52,346	22,126

LONG-TERM ASSETS:
Long-term bank deposits	19,000	-
Property and equipment, net	227	97
Other long-term assets	110	95

Total long-term assets	19,337	192

TOTAL ASSETS	$71,683	$22,318

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$57	$305
Accrued expenses and other liabilities	2,295	2,070

Total current liabilities	2,352	2,375

SHAREHOLDERS' EQUITY
Ordinary shares of NIS 0.01 par value - 50,000,000 shares authorized at December 31, 2015 and 2014; 27,865,244 and 14,007,046 issued shares at December 31, 2015 and 2014, respectively; 27,560,920 and 13,702,722 shares outstanding at December 31, 2015 and 2014, respectively	74	39
Treasury shares - 304,324 ordinary shares at December 31, 2015 and 2014	*)	*)
Additional paid-in capital	140,274	71,472
Accumulated deficit	(71,017)	(51,568)

Total shareholders' equity	69,331	19,943

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$71,683	$22,318

*)       Represents an amount less than $ 1.

The accompanying notes are an integral part of the consolidated financial statements.

ALCOBRA LTD. AND ITS SUBSIDIARY

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except share and per share data)

	December 31,
	2015	2014	2013

Research and development expenses	$13,461	$25,105	$7,066

Pre-commercialization expenses	1,245	2,134	-

General and administrative expenses	4,992	5,839	3,224

Operating loss	19,698	33,078	10,290

Financial expenses (income), net	(300)	(227)	197

Net loss before taxes	19,398	32,851	10,487

Tax expenses (benefits)	51	(17)	61

Net loss	$19,449	$32,834	$10,548

Basic and diluted net loss per share	$(0.90)	$(2.40)	$(1.04)

Weighted average number of ordinary shares used in computing basic and diluted net loss per share	21,638,207	13,674,818	10,177,786

The accompanying notes are an integral part of the consolidated financial statements.

ALCOBRA LTD. AND ITS SUBSIDIARY

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands (except share and per share data)

	Ordinary Shares		Treasury shares		Additional paid-in	Accumulated	Total shareholders'
	Number	Amount	Number	amount	capital	deficit	equity
Balance as of January 1, 2013	7,794,256	$4	304,324	*)	$7,615	$(8,186)	$(567)
Issuance of shares upon exercise of options	208,708	1	-	-	28	-	29
Issuance of shares upon cashless exercise of warrants	85,192	*)	-	-	-	-	*)
Issuance of shares upon conversion of convertible notes	123,553	*)	-	-	980	-	980
Issuance of shares upon initial public offering ($8.00 per share), net of $3,080 issuance expenses	3,125,000	28	-	-	21,892	-	21,920
Issuance of shares upon secondary public offering ($16.50 per share), net of $2,616 issuance expenses	2,300,000	6	-	-	35,328	-	35,334
Share-based compensation	-	-	-	-	1,540	-	1,540
Net loss	-	-	-	-	-	(10,548)	(10,548)

Balance as of December 31, 2013	13,636,709	39	304,324	*)	67,383	(18,734)	48,688

Issuance of shares upon exercise of options	1,174	*)	-	-	-	-	*)
Issuance of shares upon cashless exercise of warrants	64,839	*)	-	-	-	-	*)
Share-based compensation	-	-	-	-	4,089	-	4,089
Net loss	-	-	-	-	-	(32,834)	(32,834)

Balance as of December 31, 2014	13,702,722	39	304,324	*)	71,472	(51,568)	19,943

Issuance of shares upon exercise of options	4,000	*)	-	-	13	-	13
Issuance of shares upon public offering ($4.00 per share), net of $203 issuance expenses	7,475,000	19	-	-	27,884	-	27,903
Issuance of shares upon public offering ($6.50 per share), net of $421 issuance expenses	6,379,198	16	-	-	38,540	-	38,556
Share-based compensation	-	-	-	-	2,365	-	2,365
Net loss	-	-	-	-	-	(19,449)	(19,449)

Balance as of December 31, 2015	27,560,920	$74	304,324	*)	$140,274	$(71,017)	$69,331

*)        Represents an amount less than $ 1.

The accompanying notes are an integral part of the consolidated financial statements.

ALCOBRA LTD. AND ITS SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended
	December 31,
	2015	2014	2013
Cash flows from operating activities

Net loss	$(19,449)	$(32,834)	$(10,548)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	51	31	9
Share based compensation	2,365	4,089	1,540
Increase in prepaid expenses and other receivables	(1,077)	(313)	(32)
Increase in other long-term assets	(15)	(38)	(54)
Increase (decrease) in trade payables	(248)	258	24
Increase in accrued expenses and other liabilities	225	481	1,505
Interest on convertible notes	-	-	203

Net cash used in operating activities	(18,148)	(28,326)	(7,353)

Cash flows from investing activities

Purchase of property and equipment, net	(181)	(79)	(39)
Proceeds from (investment in) short-term bank deposit	(14,500)	8,486	(28,008)
Investment in long-term bank deposit	(19,000)	-	-
Investment in restricted bank deposit	(161)	-	-

Net cash provided by (used in) investing activities	(33,842)	8,407	(28,047)

Cash flows from financing activities

Proceeds from issuance of convertible notes	-	-	115
Issuance of share capital upon public offering	66,459	-	57,254
Exercise of options	13	-	29

Net cash provided by financing activities	66,472	-	57,398

Increase (decrease) in cash and cash equivalents	14,482	(19,919)	21,998
Cash and cash equivalents at the beginning of the year	2,176	22,095	97

Cash and cash equivalents at the end of the year	$16,658	$2,176	$22,095

Non-cash transactions:

Issuance of ordinary shares upon conversion of convertible notes	$-	$-	$980

The accompanying notes are an integral part of the consolidated financial statements.

ALCOBRA LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share data

NOTE 1:-	GENERAL

a.	Alcobra Ltd. was incorporated in Israel and commenced its operation on February 7, 2008. During July 2013, a wholly-owned subsidiary was established in the state of Delaware named Alcobra Inc. (the "Subsidiary").

b.	Alcobra Ltd. and its Subsidiary (collectively the “Company”) are an emerging biopharmaceutical company primarily focused on the development and commercialization of a proprietary drug candidate, to treat Attention Deficit Hyperactivity Disorder, ("ADHD"), and other cognitive dysfunctions including Fragile X. The Company's objective is to conduct additional clinical trials for its drug called MDX (the "Drug") and, if those trials are successful, seek marketing approval from the U.S. Food and Drug Administration (the "FDA") and other worldwide regulatory bodies.

c.	The Company has not generated revenue from the sale of any product, and does not expect to generate significant revenue unless and until the Company obtains marketing approval and commercializes the Drug. During the year ended December 31, 2015, the Company has incurred losses of $ 19,449 and had a negative cash flow from operating activities of $ 18,148. The accumulated deficit as of December 31, 2015 is $ 71,017.

d.	During January and November 2015, the Company completed public offerings and issued 7,475,000 ordinary shares and 6,379,198 ordinary shares, respectively. Net proceeds from these transactions amounted to $ 27,903 and $ 38,556, respectively.

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

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

e.	Bank deposits:

Bank deposits with maturities of more than three months but less than one year are included in short-term bank deposits. Such short-term deposits are stated at cost which approximates market values.

Bank deposits with maturities of more than one year are included in long-term bank deposits. Deposits as of December 31, 2015 do not have contractual maturities that exceed 2 years. Such long-term deposits are stated at cost which approximates market values.

As of December 31, 2015, the Company's bank deposits were in U.S. dollars and bore interest at a weighted average annual interest rate of 1.24%.

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

The Company's property and equipment are reviewed for impairment in accordance with ASC 360, "Property, Plant, and Equipment," whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. In 2015 and 2014, no impairment losses have been identified.

g.	Other long-term assets:

Other long-term assets mainly include long-term deposits for office lease and motor vehicles under operating leases, presented at their cost.

h.	Research and development expenses:

Research and development expenses are expensed as incurred. Those expenses include payments to third party clinical consultants, expenses related to conducting clinical and pre-clinical trials, salaries and related personnel expenses, travel expenses and share based compensation expenses to research and development employees. During 2015, 2014 and 2013, no grants were received.

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

Severance pay expense for the years ended December 31, 2015, 2014 and 2013, amounted to $ 130, $ 102 and $ 26, respectively.

ALCOBRA LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

j.	Employee benefit plan:

Since 2014, the Company’s U.S. operations maintain a retirement plan (the “U.S. Plan”) that qualifies as a deferred salary arrangement under Section 401(k) of the Internal Revenue Code. Participants in the U.S. Plan may elect to defer a portion of their pre-tax earnings, up to the Internal Revenue Service annual contribution limit. The Company matches 100% of each participant’s contributions up to 3%. Contributions to the U.S. Plan are recorded during the year contributed as an expense in the consolidated statement of operations.

Total employer 401(k) contributions for the years ended December 31, 2015 and 2014 were $ 21 each year.

k.	Income taxes:

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

As of December 31, 2015 and 2014 the Company has not recorded a liability for uncertain tax positions.

l.	Concentrations of credit risk:

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash, cash equivalents and bank deposits.

Cash and cash equivalents and short term bank deposits are invested in major banks in Israel. Generally, these deposits may be redeemed upon demand and therefore bear minimal risk.

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

n.	Basic and diluted net loss per share:

Basic net loss per share is computed based on the weighted average number of ordinary shares outstanding during each year. Diluted net loss per share is computed based on the weighted average number of ordinary shares outstanding during each year plus dilutive potential equivalent ordinary shares considered outstanding during the year, in accordance with ASC 260, "Earnings per Share."

The total weighted average number of shares related to the outstanding options and warrants excluded from the calculations of diluted net loss per share, since they would have an anti-dilutive effect, was 1,755,766, 1,053,055 and 873,031 for the years ended December 31, 2015, 2014 and 2013, respectively.

o.	Accounting for share-based compensation:

The Company accounts for share-based compensation in accordance with ASC 718, "Compensation - Stock Compensation" ("ASC 718") that requires the measurement and recognition of compensation expense based on estimated fair values for all share-based payment awards made to employees and directors. ASC 718 requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the option award is recognized as an expense over the requisite service periods in the Company's statements of operations based on the accelerated method.

The Company selected the Black-Scholes-Merton ("Black-Scholes") option-pricing model as the fair value method for of its share-options awards. The option-pricing model requires a number of assumptions as noted below:

Expected dividend yield - The expected dividend yield assumption is based on the Company's historical experience and expectation of no future dividend payouts. The Company has historically not paid cash dividends and has no foreseeable plans to pay cash dividends in the future.

Volatility - Since the Company's shares started trading in NASDAQ in May 2013, quoted prices of the Company's share are available for two and a half years only. Due to insufficient historical data for the Company, the expected volatility determination was based on a weighted average of the Company and similar companies' stock volatility.

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

The Company used the Black-Scholes option-pricing model to determine the fair value of grants made in 2015, 2014 and 2013. The following assumptions were applied in determining the compensation cost:

	Year ended December 31,
	2015	2014	2013

Risk-free interest rate	0.9-2.1%	0.7-2.8%	0.8-2.4%
Expected option term (years)	2.3-7	3-10	5.3-10
Expected price volatility	78-87%	65-89%	69-88%
Dividend yield	-	-	-
Weighted average grant date fair value	$4.10	$1.67	$7.76

p.	New accounting pronouncements:

In August 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2014-15, Presentation of Financial Statements-Going Concern (Subtopic 205-40): Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern. ASU 2014-15 defines management’s responsibility to assess an entity’s ability to continue as a going concern and to provide related footnote disclosures if there is substantial doubt about its ability to continue as a going concern. The pronouncement is effective for annual reporting periods ending after December 15, 2016 with early adoption permitted. The Company is currently evaluating the effect, if any, that the adoption of this guidance will have on the Company’s financial statements.

ALCOBRA LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share data

NOTE 3:-	PREPAID EXPENSES AND OTHER RECEIVABLES

	December 31,
	2015	2014

Government authorities	$116	$117
Prepaid expenses	1,296	311
Restricted cash	161	-
Other current assets	93	-

	$1,666	$428

NOTE 4:	PROPERTY AND EQUIPMENT, NET

	December 31,
	2015	2014
Cost:
Computers and electronic equipment	$146	$63
Office furniture and equipment	84	41
Clinical and medical equipment	15	14
Leasehold improvement	93	39

	338	157
Accumulated depreciation:
Computers and electronic equipment	50	30
Office furniture and equipment	7	3
Clinical and medical equipment	12	10
Leasehold improvement	42	17

	111	60

Depreciated cost	$227	$97

Depreciation expenses for the years ended December 31, 2015, 2014 and 2013, were $ 51, $ 31 and $ 9, respectively.

NOTE 5:-	ACCRUED EXPENSES AND OTHER LIABILITIES

	December 31,
	2015	2014

Employees and payroll accruals	$1,277	$308
Accrued expenses	888	1,697
Government authorities	59	65
Other liability	71	-

	$2,295	$2,070

ALCOBRA LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share data

NOTE 6:-	CONVERTIBLE NOTES

During 2012 and 2013, the Company issued convertible promissory notes to certain investors for a total amount of $ 715. The convertible notes bore an annual interest rate of 6%.

In connection with the Company's Initial Public Offering ("IPO"), in May 2013, according to the terms of the convertible notes, in May 2013 the notes were automatically converted into 123,553 ordinary shares of the Company. Upon conversion of the convertible notes, the entire redemption amount was derecognized against additional paid in capital in the amount of $ 980. The financial expenses for the year ended December 31, 2013, amounted to $ 203.

NOTE 7:-	INCOME TAXES

a.	Tax laws applicable to Alcobra Ltd. and the Subsidiary:

1.	Alcobra Ltd. is taxed under the Israeli income tax law.

Taxable income of Israeli companies is subject to tax at the rate of 25% in 2013 and a rate of 26.5% in 2014 and in 2015.

On January 4, 2016, the Israeli Parliament's Plenum approved by a second and third reading the Bill for Amending the Income Tax Ordinance (No. 217) (Reduction of Corporate Tax Rate), 2015, which consists of the reduction of the corporate tax rate from 26.5% to 25%, starting January 1, 2016.

2.	The Subsidiary is taxed under U.S. tax law. The federal tax rates applicable to the Company whose place of incorporation is within the United States. are corporate (progressive) tax at the rate of up to 35%, excluding state tax, which rates depend on the state in which the Subsidiary conducts its business.

b.	Net operating losses carry forward:

Alcobra Ltd. has accumulated losses for tax purposes in Israel as of December 31, 2015 in the amount of approximately $ 48,000 which may be carried forward and offset against taxable income in the future for an indefinite period.

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

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets are as follows:

	December 31,
	2015	2014

Operating loss carry forward	$12,791	$7,595
Reserves and allowances	4,688	5,073

Deferred tax assets before valuation allowance	17,479	12,668
Valuation allowance	(17,479)	(12,668)

Net deferred tax assets	$-	$-

All deferred taxes are domestic. Management currently believes that since the Company has a history of losses it is more likely than not that the deferred tax regarding the loss carry forward and other temporary differences will not be realized in the foreseeable future.

d.	No liability for uncertain tax positions was recorded as of December 31, 2015 and 2014.

e.	The main reconciling item between the statutory tax rate of the Company and the effective tax rate is the recognition of valuation allowances in respect of deferred taxes due to the uncertainty of the realization of such deferred taxes.

f.	Net loss before taxes is comprised as follows:

	December 31,
	2015	2014	2013

Domestic (Israel)	$19,003	$31,154	$10,505
Foreign (U.S.)	395	1,697	(18)

	$19,398	$32,851	$10,487

g.	Taxes on income relate solely to the foreign Subsidiary.

ALCOBRA LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share data

NOTE 8:-	CONTINGENT LIABILITIES AND COMMITMENTS

a.	Legal Proceedings:

On November 19, 2014, a class action lawsuit was filed against the Company and certain of its current and former officers and directors in the United States District Court for the Southern District of New York. The case was filed on behalf of a putative class of investors who purchased or acquired the Company's publicly traded securities between March 28, 2014 and November 14, 2014. The complaint asserted violations of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 and Rule 10b-5 thereunder. The complaint alleged, among other things, that the Company's officers and directors made false or misleading statements relating to the results of the Phase III study for its MDX drug candidate. The complaint sought an unspecified amount of damages, as well as other forms of relief. On December 16, 2014, another class action lawsuit was filed against the Company and certain of its current and former officers and directors in the United States District Court for the Southern District of New York. This complaint is largely identical to the earlier complaint and purports to bring the same claims on behalf of the same putative class. On December 23, 2014, the first plaintiff in the first action moved to voluntarily dismiss his case, which motion was granted on December 30, 2014. On February 9, 2015, the court appointed a group of investors to act as lead plaintiff for the second action. On May 20, 2015, the defendants moved to dismiss the complaint. The motion to dismiss has been fully briefed and oral argument occurred on September 22, 2015. At this preliminary stage the Company cannot assess the exposure under such complaint.

b.	Lease commitments:

Facilities of the Company are rented under operating lease agreements, which expire on various dates, the latest of which is in 2018. The Company recognizes rent expense under such arrangements on a straight-line basis.

In June 2013 the Company entered into a new operating lease agreement for its vehicles until 2016.

Aggregate minimum lease commitments, net of sub-lease proceeds in the amount of $ 22, under non-cancelable operating leases as of December 31, 2015, were as follows:

Year ended December 31,	Minimum Facilities Lease Payments	Minimum Vehicles Lease Payments	Total

2016	$511	$12	$523
2017	396	-	396
2018	193	-	193

	$1,100	$12	$1,112

 ALCOBRA LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share data

NOTE 8:-	CONTINGENT LIABILITIES AND COMMITMENTS (Cont.)

Facilities rent expense, not including sublease income, was $ 498, $ 179 and $ 63 for the years ended December 31, 2015, 2014 and 2013, respectively. Sublease rental income for the year ended December 31, 2015 was $ 17.

The vehicle rent expenses for the years ended December 31, 2015, 2014 and 2013, amounted to $ 110, $ 67 and $ 51, respectively.

In August 2015, the Company moved its headquarters to new offices. The previous lease agreement for the headquarters office will be terminated in April 2017 and the Company is currently seeking for a sublease for the period until the end of the lease agreement. As of December 31, 2015 the Company recognized a loss of $ 71, net in respect with this onerous contract.

c.	Royalty bearing Government grants:

The Company partially financed its research and development expenditures under programs sponsored by the Office of Chief Scientist ("OCS") for the support of certain research and development activities conducted in Israel.

In connection with the participation payments received from the OCS in previous years, the Company is committed to pay royalties at a rate of 3%-5% of sales of the developed product linked to U.S dollars, up to 100% of the amount of grants received (100% plus interest at LIBOR). The Company's total commitment for royalties payable with respect to future sales, based on OCS participations received or accrued, net of royalties paid or accrued, totaled approximately $ 119 as of December 31, 2015. In addition, the OCS may impose certain conditions on any arrangement under which it permits the Company to transfer technology or development out of Israel.

ALCOBRA LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share data

NOTE 9:-	SHAREHOLDERS' EQUITY

a.	Share capital:

The ordinary shares confer upon their holders the right to participate and vote in general shareholders meetings of the Company and to share in the distribution of dividends, if any declared by the Company.

b.	Issuances of shares:

1.	During May 2013, the Company completed an IPO and listed its ordinary shares and issued 3,125,000 ordinary shares in consideration of $ 21,920, net.

Following the IPO and according to the terms of the convertible notes, the notes were automatically converted into 123,553 ordinary shares of the Company. In addition, 120,255 warrants were exercised into 85,192 ordinary shares of the Company, using the cashless exercise method.

ALCOBRA LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share data

NOTE 9:-	SHAREHOLDERS' EQUITY (Cont.)

2.	During October 2013, the Company completed a secondary public offering and issued 2,300,000 ordinary shares in consideration of $ 35,334, net.

3.	During January 2015, the Company completed a public offering and issued 7,475,000 ordinary shares in consideration of $ 27,903, net.

4.	During November 2015, the Company completed a public offering and issued 6,379,197 ordinary shares in consideration of $ 38,556, net.

c.	2010 incentive option plan:

In February 2010, the Company authorized through its 2010 incentive option plan (the "2010 Plan") the grant of options to officers, directors, advisors, management and other key employees. The Company reserved for grants of options up to 2,118,531 of the Company's ordinary shares. The options granted have generally four year vesting terms and expire between five to ten years after the grant date. As of December 31, 2015, 5,121 options were still available for future grants under the Plan.

On March 2, 2016 the Company increased its option pool for grants of options to 3,078,102. Please also refer to Note 12.

A summary of the Company's options activity (for employees and directors) under the 2010 Plan is as follows:

	Year ended December 31,
	2015		2014
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price

Outstanding at beginning of year	1,540,869	$7.30	805,300	$6.86
Granted	445,000	$5.70	1,154,345	$11.29
Exercised	(4,000)	$3.29	-	$-
Cancelled*	(112,500)	$23.85	(372,345)	$18.38
Forfeited	(45,000)	$10.39	(46,431)	$10.07

Outstanding at end of year	1,824,369	$5.83	1,540,869	$7.30

Vested and expected to vest	1,824,369	$5.83	1,540,869	$7.30

Options exercisable at the end of the year	843,661	$6.50	640,401	$6.24

ALCOBRA LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share data

NOTE 9:-	SHAREHOLDERS' EQUITY (Cont.)

*	On March 31, 2015 the Company granted to its Chief Executive Officer options to purchase 400,000 of the Company's ordinary shares, subject to the cancellation of 112,500 out-of-money options. The Company accounted for the cancellation of options, accompanied by the concurrent grant of options in accordance with ASC 718-20-35-8 and calculated the incremental compensation cost as the excess of the fair value of the replacement award over the fair value of the cancelled award at the cancellation date.

As of December 31, 2015, the aggregated intrinsic value of outstanding and exercisable options is $ 4,024 and $ 2,388, respectively. As of December 31, 2015, the unrecognized compensation cost is $ 1,940 to be recognized from 2016 through 2019, respectively, excluding cost of $ 746 for options with vesting subject to certain performance conditions, which are not probable.

The options outstanding as of December 31, 2015, have been separated into ranges of exercise price, as follows:

	Outstanding			Exercisable
Exercise price	Number of options	Weighted average remaining contractual life (years)	Weighted average exercise price	Number of options	Weighted average remaining contractual life (years)	Weighted average exercise price
$			$			$
0.33-3.29	916,305	4.30	2.19	461,421	4.64	1.10
5.63-8.00	666,494	5.38	6.74	192,543	7.06	8.00
12.99-18.49	199,071	8.05	16.63	150,009	7.99	16.60
23.00-23.48	42,500	4.61	23.75	39,688	4.36	23.80

0.33-23.48	1,824,369	5.11	5.83	843,661	5.77	6.50

d.	Options granted to consultants:

The Company granted options to certain service providers and accounted for these options in accordance with ASC 505-50, "Equity-Based payment to non-employees".

The outstanding options granted to the Company's consultants are as follows:

Grant date	Number of options		Exercise price	Expiration date
February 28, 2010	8,805		$2.184	February 28, 2020
February 17, 2011	3,804		$0.0005	February 17, 2021

	12,609*	)

*) All options were fully vested on grant date.

 ALCOBRA LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share data

NOTE 9:-	SHAREHOLDERS' EQUITY (Cont.)

e.	Warrants granted to underwriters:

The outstanding options granted to the underwriters for the IPO are as follows:

Grant date	Number of options	Exercise price	Expiration date
May 28, 2013	52,084	$20	May 28, 2016

f.	Share-based payment:

The share-based expense recognized in the consolidated financial statements for services received from employees and directors is shown in the following table:

	Year ended December 31,
	2015	2014	2013

Research and development	$768	$1,773	$430
Pre-commercialization expenses	308	616	-
General and administrative expenses	1,289	1,700	1,110

	$2,365	$4,089	$1,540

ALCOBRA LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share data

NOTE 10:-	RELATED PARTY BALANCES AND TRANSACTIONS

Related parties' expenses:

	Year ended December 31,
	2015	2014	2013
Amounts charged to:

General and administrative expense	$-	$332	$268

On March 1, 2008, the Company signed an agreement with a consultant, who is also one of the Company's shareholders, as a contractor to render management, finance and operation services. The Company paid the consultant an amount of $ 7 per month. During May 2013, the monthly fee was increased to an amount of $ 12. The amendment was effective upon consummation of the IPO in May 2013. In June 2013, and in connection with the consummation of the IPO, the Company granted the consultant a bonus in the amount of $ 50.

In February 2014, the general meeting of the Company's shareholders approved the grant of an annual bonus to the consultant, in the amount of $ 200. The agreement was terminated in May 2014.

ALCOBRA LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share data

NOTE 11:-	FINANCIAL EXPENSES (INCOME), NET

	Year ended December 31,
	2015	2014	2013
Financial expenses:
Interest expense	$-	$-	$-
Exchange rate	31	2	7
Bank fees	7	10	9
Interest on convertible notes	-	-	203

	38	12	219
Financial income:
Exchange rate	-	2	-
Interest income	338	237	22

	338	239	22

Financial expenses (income), net	$(300)	$(227)	$197

NOTE 12:-	SUBSEQUENT EVENS

On March 2, 2016 the Company's board of directors resolved to increase the company's option pool to 3,078,102 options and to grant 959,571 options to employees and directors with an exercise price of $4.55 per share.

- - - - - - - - - - - - - -

