Form 20-F
period 2016-12-31
ALCOBRA LTD.
filed 2017-04-28
CIK 1566049

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES

EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

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

27,562,795 Ordinary Shares, par value NIS 0.01 per share

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

☒  Yes           ☐  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☒

Non-accelerated filer	☐ (Do not check if a smaller reporting company)

Smaller reporting company	☐

Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

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

These forward-looking statements include, but are not limited to:

•	our prospects for consummating a strategic transaction or merger and acquisition, or M&A;

•	FDA approval of, or other regulatory action in the United States and elsewhere with respect to, our drug candidate, Abuse-Deterrent Amphetamine Immediate-Release, or ADAIR, including the regulatory pathway to be designated to our product candidates;

•	the commercial launch and future sales of ADAIR or any other future products or product candidates;

•	our estimates regarding anticipated expenses, capital requirements, the sufficiency of our funds through 2018;

•	the market potential of ADAIR or any other future products;

•	the design, timing, duration and cost of clinical trials or whether such trials will be conducted at all;

•	issuance of patents to us by the U.S. Patent and Trademark Office, or U.S. PTO, and other governmental patent agencies;

•	our ability to protect our proprietary technology and enforce our intellectual property rights; and

•	our expectations regarding licensing, acquisitions and strategic operations.

In some cases, forward-looking statements are identified by terminology such as "may," "will," "could," "should," "expects," "plans," "anticipates," "believes," "intends," "estimates," "predicts," "potential," or "continue" or the negative of these terms or other comparable terminology. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results or performance to differ materially from those projected. These statements are only current predictions and are subject to known and unknown risks, uncertainties, and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from those anticipated by the forward-looking statements. In addition, historic results of scientific research and clinical and preclinical trials do not guarantee that the conclusions of future research or trials would not suggest different conclusions or that historic results referred to herein would not be interpreted differently in light of additional research and clinical and preclinical trials results. The forward-looking statements contained in this annual report are subject to risks and uncertainties, including those discussed under Item 3.D. “Risk Factors” and in our other filings with the Securities and Exchange Commission, or the SEC. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. Except as required by law, we are under no duty to (and expressly disclaim any such obligation to) update or revise any of the forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this annual report.

PART ONE

ITEM 1.                  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.                  OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.                  KEY INFORMATION

3.A.	Selected financial data

Our historical consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States and are presented in U.S. dollars. The selected historical consolidated financial information as of December 31, 2015 and 2016 and for the years ended December 31, 2014, 2015 and 2016 have been derived from, and should be read in conjunction with, the consolidated financial statements of Alcobra Ltd. and notes thereto appearing elsewhere in this annual report. The selected financial data as of December 31, 2012, 2013 and 2014 and for the years ended December 31, 2012 and December 31, 2013 have been derived from the audited financial statements of Alcobra Ltd. not included in this annual report.

The information presented below is qualified by the more detailed historical consolidated financial statements set forth in this annual report, and should be read in conjunction with those consolidated financial statements, the notes thereto and the discussion under Item 5 – “Operating and Financial Review and Prospects” - included elsewhere in this annual report.

Consolidated Statement of Operations Data – Years Ended December 31

(in thousands of U.S. dollars, except share and per share data)

	2016	2015	2014	2013	2012
Research and development	$18,391	$13,461	$25,105	$7,066	$818
Pre-commercialization	1,419	1,245	2,134	-	-
General and administrative	5,357	4,992	5,839	3,224	683
Operating loss	25,167	19,698	33,078	10,290	1,501
Financial expenses (income), net	(637)	(300)	(227)	197	78
Net loss before taxes	24,530	19,398	32,851	10,487	1,579
Taxes on income (tax benefit)	73	51	(17)	61	-
Net loss	$24,603	$19,449	$32,834	$10,548	$1,579
Unrealized loss on available-for-sale marketable securities	6	-	-	-	-
Basic and diluted net loss per share	$(0.89)	$(0.9)	$(2.40)	$(1.04)	$(0.20)
Shares used in computing basic and diluted net loss per share	27,562,657	21,638,207	13,674,818	10,177,786	7,791,932

Consolidated Balance Sheet Data – as of December 31

(in thousands of U.S. dollars, except for share data)

	2016	2015	2014	2013	2012
Working capital	$46,959	$49,994	$19,751	$48,582	$(588)
Total assets	51,568	71,683	22,318	50,324	201
Shareholders' equity	$47,228	$69,331	$19,943	$48,688	$(567)
Number of shares outstanding	27,562,795	27,560,920	13, 702,772	13,636,709	7,794,256

3.B.	Capitalization and indebtedness

Not applicable.

3.C.	Reasons for the offer and use of proceeds

Not applicable.

3.D.	Risk factors

In conducting our business, we face many risks that may interfere with our business objectives. Some of these risks could materially and adversely affect our business, financial condition and results of operations. In particular, we are subject to various risks resulting from inherent unknowns and uncertainties in the drug development process, as well as changing economic, political, industry, regulatory, business and financial conditions. The risks and uncertainties described below are not the only ones we face.

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

Risks Related to Our Financial Position and Need for Additional Capital

We are currently seeking business development and M&A opportunities to expand our product portfolio. There is intense competition for businesses/products suitable for a transaction of the type we are contemplating.

There is currently a very competitive market for business opportunities, which could reduce the likelihood of consummating a successful transaction for acquisition of a business or technology. We anticipate that we will be a small participant in the pharmaceuticals M&A or joint ventures market with, or in the acquisition of, small private entities. A large number of established and well-financed entities, including small public companies, venture capital firms, and special purpose acquisition companies are active in M&A of companies that may be desirable target candidates for us. We have significantly less financial resources, technical expertise and managerial capabilities than many of these entities, and we may be unable to effectively compete with such entities in identifying possible business opportunities and successfully completing a transaction. These and other competitive factors may reduce the likelihood of our identifying and consummating a successful transaction.

We may not be able to enter into a transaction of the type contemplated and if we complete such a transaction, we may need to raise additional capital.

Even if we identify a successful target for a transaction, there can be no assurance that we (or the entity with which we combine) will be able to complete any such transaction. In the event that we complete such a transaction, we may need to raise substantial additional capital. In such event, we may need to rely on external sources of financing to meet any capital requirements and to obtain such funding through the debt and equity markets. We cannot provide any assurances regarding the availability of any such additional funding and, if available, regarding the terms thereof. If we fail to obtain such necessary funding, any such transaction may not be successful.

Potential acquisitions of or investments in companies or technologies may negatively impact our financial condition and may not yield the expected returns.

Even if we are able to make an acquisition or investment on reasonable terms, we have no prior experience in successfully completing acquisitions, and we could experience difficulties combining the two companies and/or in retaining and motivating key personnel from these businesses. We may also incur unanticipated liabilities. We cannot be certain that our actual cash requirements resulting from an acquisition, business combination or investment will not be greater than anticipated. Furthermore, there can be no assurance that we will be able to realize the anticipated benefits or synergies of any such acquisition, combination or investment. In that regard, we note that should we combine with, or invest in, any entity that is in the developmental stage, such as we were when we first went public, the ultimate success of such business will depend, in large part, on the combined company’s ability to be successful with clinical trials and in obtaining any required regulatory approvals.

Our Board of Directors has sole discretion to identify and evaluate transaction candidates and complete such transactions without approval of our shareholders.

We are not obligated to follow any particular operating, financial, geographic or other criteria in evaluating candidates for a potential transaction. We will choose a technology or business that we believe will provide an opportunity for our shareholders potentially to receive long-term financial returns if the transaction is successful and our board will determine the purchase price and other terms and conditions of such transaction. Accordingly, there can be no assurance that any such transaction would be subject to shareholder review or approval. As a general matter, under Israeli law, there is no requirement for us to have an acquisition approved by our shareholders. Furthermore, under the NASDAQ Listing Rules, our status as a foreign private issuer enables us to take advantage of certain exemptions regarding NASDAQ Listing Rules, such as the NASDAQ shareholder approval requirement for an acquisition in which we would issue more than 20% of our existing share capital.

We have a limited operating history and we have incurred significant operating losses since our inception, and anticipate that we will incur continued losses for the foreseeable future.

We are an emerging biopharmaceutical company with a limited operating history. We are in the development stage. To date, we have focused almost exclusively on developing our lead product candidates, MDX and ADAIR. We have funded our operations to date primarily through proceeds from the private placement and public offering of Ordinary Shares and convertible notes. We have only a limited operating history upon which you can evaluate our business and prospects. In addition, we have limited experience and have not yet demonstrated an ability to successfully overcome many of the risks and uncertainties frequently encountered by companies in new and rapidly evolving fields, particularly in the pharmaceutical industry. We have not generated any revenue from product sales to date. We have incurred losses in each year since our inception in February 2008. Our loss attributable to holders of our Ordinary Shares for the years ended December 31, 2015 and 2016 was approximately $19.5 million, and $24.6 million, respectively. As of December 31, 2016, we had an accumulated deficit of $95.6 million. Substantially all of our operating losses resulted from costs incurred in connection with our development program and from general and administrative costs associated with our operations.

Our research and development expenses may increase in connection with our development plan. In addition, if we obtain marketing approval for MDX, ADAIR or any other product candidate, we will likely incur significant sales, marketing and outsourced manufacturing expenses, as well as continued research and development expenses. Furthermore, we incur and will continue to incur additional costs associated with operating as a public company, which are at least several hundred thousand dollars annually. As a result, we expect to continue to incur significant and potentially increasing operating losses for the foreseeable future. Because of the numerous risks and uncertainties associated with developing pharmaceutical products, we are unable to predict the extent of any future losses or when we will become profitable, if at all.

We have not generated any revenue from MDX, ADAIR or any other product candidate and may never be profitable.

Our ability to become profitable depends upon our ability to generate revenue. To date, we have not generated any revenue from our development stage product candidates, MDX and ADAIR, and we do not know when, or if, we will generate any revenue. We do not expect to generate significant revenue from sales of our product candidates unless or until we obtain marketing approval of, and commercialize, MDX, ADAIR or any other product candidate. Our ability to generate revenue depends on a number of factors, including our ability to:

•	obtain favorable results from and progress the clinical development of our product candidates;

•	develop and obtain regulatory approval for registration studies protocols for our product candidates;

•	subject to successful completion of registration, clinical trials and perhaps additional clinical trials of MDX, apply for and obtain marketing approval;

•	contract for the manufacture of commercial quantities of our product candidates at acceptable cost levels if marketing approval is received; and

•	establish sales and marketing capabilities, both internal and external, to effectively market and sell our product candidates in the United States and other countries.

Even if MDX, ADAIR, or any other product candidate is approved for commercial sale, it may not gain market acceptance or achieve commercial success. In addition, we anticipate incurring significant costs associated with commercialization. We may not achieve profitability soon after generating product revenue, if ever. If we are unable to generate product revenue, we will not become profitable and would be unable to continue operations without continued funding.

We may need substantial additional capital in the future. If additional capital is not available, we will have to delay, reduce or cease operations.

We may need to raise substantial additional capital (i) to fund our operations; (ii) to develop and commercialize MDX, ADAIR or any other product candidate; and/or (iii) in connection with an M&A transaction with another company. Our future capital requirements may be substantial and will depend on many factors including:

•	our clinical trials results;

•	the scope, progress, results and costs of researching and developing our current or future product candidates;

•	the cost, timing and outcomes of seeking marketing approval of our product candidates;

•	the cost of filing and prosecuting patent applications and the cost of defending our issued patents and future patents, if issued;

•	the cost of prosecuting infringement actions against third parties;

•	exploration and possible label expansion of our product candidates;

•	the costs associated with commercializing our product candidates if we receive marketing approval, including the cost and timing of establishing sales, marketing and distribution capabilities to market and sell our product candidates;

•	the cost of manufacturing our product candidates;

•	the timing, receipt and amount of sales of, or royalties on, sales of our product candidates, if any;

•	subject to receipt of marketing approval, revenue received from sales of approved products, if any, in the future;

•	any product liability or other lawsuits related to our products;

•	costs associated with the expansion of our product pipeline;

•	the expenses needed to attract and retain skilled personnel; and

•	the costs associated with being a public company.

Based on our current operating plan, we anticipate that our existing resources will be sufficient to enable us to maintain our currently planned operations, including our continued product development of ADAIR, through 2018. We believe these funds will enable us to fund ADAIR’s development activities and to complete the NDA filing, which we currently expect at the end of 2018. Our operating plan may significantly change as a result of new clinical data or other considerations related to our development plan.

We will require significant additional funds to initiate and complete the FDA approval process. Changing circumstances may cause us to consume capital significantly faster than we currently anticipate. We have no committed external sources of funds. Additional financing may not be available when we need it or may not be available on terms that are favorable to us. If adequate funds are not available to us on a timely basis, or at all, we may be required to:

•	delay, limit, reduce, or terminate development activities for MDX, ADAIR, or any other product candidate; or

•	delay, limit, reduce or terminate our establishment of sales and marketing capabilities or other activities that may be necessary to commercialize any of our product candidates, if we obtain marketing approval.

In addition, we may seek additional capital due to favorable market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans.

Raising additional capital, or issuance of our ordinary shares as consideration in a merger or acquisition transaction would cause dilution to our existing shareholders, and may restrict our operations or require us to relinquish rights.

We have in the past and may continue to seek additional capital through a combination of private and public equity offerings, debt financings and collaborations and strategic and licensing arrangements. Including our initial public offering in 2013, we have completed four underwritten public offerings to date. We may also in the future issue substantial number of our ordinary shares as consideration in connection with merger and acquisition transactions. To the extent that we raise additional capital through the sale of equity or convertible notes securities, or the issuance of securities as part of a merger and acquisition transaction your ownership interest will be diluted, and the terms may include liquidation or other preferences that adversely affect your rights as a shareholder. Debt financing, if available, would result in increased fixed payment obligations and may involve agreements that include covenants limiting or restricting our ability to take specific actions such as incurring debt, making capital expenditures or declaring dividends. If we raise additional funds through collaboration, strategic alliance and licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies, future revenue streams or product candidates, or grant licenses on terms that are not favorable to us.

Risks Related to Product Development, Regulatory Approval and Commercialization

We currently depend on the success of our lead product candidate, Abuse-Deterrent Amphetamine Immediate-Release, or ADAIR, and we may not obtain regulatory approval to market this product or we may be unable to successfully commercialize it.

Following the results of our MDX clinical studies in adult ADHD, we communicated our decision to explore strategic alternatives for MDX and withhold any additional significant investment of resources in MDX development. As a result, our current business strategy is dependent on our ability to complete the development of, obtain regulatory approval for, and successfully commercialize, ADAIR and/or any other product candidate we may develop in the future in a timely manner. The process to develop, obtain regulatory approval for, and commercialize our products is long, complex, costly and uncertain of outcome.

The research, testing, manufacturing, labeling, approval, sale, marketing and distribution of drugs are subject to extensive regulation by the FDA in the United States and other regulatory agencies in other countries. These regulations differ from country to country. We are not permitted to market ADAIR or any other product candidate in the United States until we receive approval of a NDA from the FDA, or in any foreign countries until we receive the requisite approval from regulatory agencies in such countries. We are required to conduct multiple additional pre-clinical and clinical trials to be able to submit an NDA to the FDA or comparable applications to other regulatory authorities in other countries. The results of additional pre-clinical and clinical trials may be unsatisfactory, and even if we believe those trials to be successful, there are many reasons why the FDA may not approve our NDA should we be in a position to file one.

Approval procedures vary among countries and can involve additional product testing and additional administrative review periods. The time required to obtain approval in other countries might differ from that required to obtain FDA approval. The marketing approval process in other countries may include all of the risks detailed above regarding FDA approval in the United States as well as other risks. In particular, in many countries outside the United States., it is required that a product receive pricing and reimbursement approval before the product can be commercialized. This can result in substantial delays in such countries. In other countries, product approval depends on showing superiority to an approved alternative therapy. This can result in significant expense for conducting complex clinical trials. Finally, we do not have any products approved for sale in any jurisdiction, including international markets, and we do not have experience in obtaining regulatory approval in international markets. If we fail to comply with regulatory requirements in international markets or to obtain and maintain required approvals or if regulatory approvals in international markets are delayed, our target market will be reduced and our ability to realize the full market potential of our products will be harmed.

Marketing approval in one country does not ensure marketing approval in another, but a failure or delay in obtaining marketing approval in one country may have a negative effect on the regulatory process in others. Failure to obtain marketing approval in other countries or any delay or setback in obtaining such approval would impair our ability to develop foreign markets for ADAIR and/or any other product candidate. This would reduce our target market and limit the full commercial potential of our products.

If the FDA does not conclude that ADAIR, our product candidate in development, is sufficiently bioequivalent, or demonstrate comparable bioavailability to its respective listed drug, or if the FDA otherwise does not conclude that our product candidate satisfies the requirements for the Section 505(b)(2) of the Federal Food, Drug, and Cosmetic Act, or FD&C Act, approval pathway, the approval pathway for this product candidate will likely take significantly longer, cost significantly more and entail significantly greater complications and risks than anticipated, and the FDA may not approve this product candidate.

A key element of our strategy is to seek FDA approval for our ADAIR product candidate through Section 505(b)(2) of the of the FD&C Act, or Section 505(b)(2), approval pathway. Section 505(b)(2) permits the filing of an NDA that contains full safety and efficacy reports but where at least some of the information required for approval comes from studies not conducted by or for the applicant. Such information could include the FDA’s findings of safety and efficacy in the approval of a similar drug, and for which the applicant has not obtained a right of reference and/or published literature. Such reliance is typically predicated on a showing of bioequivalence or comparable bioavailability to an approved drug.

If the FDA does not allow us to pursue the Section 505(b)(2) approval pathway for ADAIR, or if we cannot demonstrate bioequivalence or comparable bioavailability of our product candidate to an approved product, we may need to conduct additional clinical trials, provide additional data and information, and meet additional standards for regulatory approval. If this were to occur, the time and financial resources required to obtain FDA approval for this product candidate would increase. Moreover, our inability to pursue the Section 505(b)(2) approval pathway could result in new competitive products reaching the market sooner than our product candidate, which could have a material adverse effect on our competitive position and our business prospects. Even if we are allowed to pursue the Section 505(b)(2) approval pathway, we cannot assure you that ADAIR will receive the requisite approval for commercialization on a timely basis, if at all.

In addition, notwithstanding the approval of a number of products by the FDA under Section 505(b)(2) over the last few years, pharmaceutical companies and others have objected to the FDA’s interpretation of Section 505(b)(2). If the FDA’s interpretation of Section 505(b)(2) is successfully challenged, the FDA may change its policies and practices with respect to the Section 505(b)(2) approval pathway, which could delay or even prevent the FDA from approving any NDA that we submit under Section 505(b)(2).

Even if our product candidate is approved under Section 505(b)(2), the approval may be subject to limitations on the indicated uses for which the product may be marketed or to other conditions of approval, or may contain requirements for costly post-marketing testing and surveillance to monitor the safety or efficacy of the product, including additional preclinical studies and clinical trials.

Our ADAIR product candidate contains a controlled substance, the manufacture, use, sale, importation, exportation and distribution of which are subject to regulation by state, federal and foreign law enforcement and other regulatory agencies.

Our ADAIR product candidate contains, and our future product candidates, if any, may contain, controlled substances which are subject to state, federal, foreign laws and other regulations regarding their manufacturing, use, sale, importation, exportation and distribution. ADAIR’s active ingredient, dextroamphetamine, is classified as a controlled substance under the Controlled Substances Act of 1970, or CSA, and regulations of the U.S. Drug Enforcement Administration, or DEA. A number of states also independently regulate these drugs as controlled substances. Controlled substances are classified by the DEA as Schedule I, II, III, IV or V substances, with Schedule I substances considered to present the highest risk of substance abuse and Schedule V substances the lowest risk. The active ingredient in our ADAIR product candidate, dextroamphetamine, is listed by the DEA as a Schedule II controlled substance under the CSA. For our current product candidate, and any potential future product candidates containing a controlled substance, we and our suppliers, manufacturers, contractors, customers and distributors are required to obtain and maintain applicable registrations from state, federal and foreign law enforcement and regulatory agencies and comply with their laws and regulations regarding the manufacturing, use, sale, importation, exportation and distribution of controlled substances. An example of such practice is that all Schedule II drug prescriptions must be signed by a physician, physically presented to a pharmacist and may not be refilled without a new prescription. Furthermore, the amount of Schedule II substances that can be obtained for clinical trials and commercial distribution is limited by the CSA and DEA regulations. We may not be able to obtain sufficient quantities of these controlled substances in order to complete our clinical trials or meet commercial demand, if our product candidate is approved for marketing.

In addition, controlled substances are subject to regulations governing manufacturing, labeling, packaging, testing, dispensing, production and procurement quotas, recordkeeping, reporting, handling, shipment and disposal. These regulations increase the personnel needs and the expense associated with development and commercialization of product candidates that include controlled substances. The DEA and some states conduct periodic inspections of registered establishments that handle controlled substances.

Failure to obtain and maintain required registrations or to comply with any applicable regulations could delay or preclude us from developing and commercializing our product candidate that contains a controlled substance and subject us to enforcement action. The DEA may seek civil penalties, refuse to renew necessary registrations or initiate proceedings to revoke those registrations. In some circumstances, violations could lead to criminal proceedings. Because of their restrictive nature, these regulations could limit commercialization of our product candidates containing controlled substances.

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

The FDA may not approve product labeling for our ADAIR product candidate that would permit us to market and promote our product in the United States by describing its abuse-deterrent features.

We have invested resources conducting Laboratory Manipulation and Extraction Studies (Category 1), and may spend substantial additional resources conducting Pharmacokinetic Studies (Category 2) and Clinical Abuse Potential Studies (Category 3) to support ADAIR’s abuse-deterrence characteristics, and we believe such studies are consistent with the April 2015 final FDA guidance on opioid medications, as no guidance exists on amphetamines. However, we have not yet received regulatory approval to market ADAIR and additional data may emerge that could change the FDA’s position on the proposed product label, and there can be no assurance that ADAIR or our other current or any future product candidate will receive FDA-approved product labeling that describes abuse-deterrent features of such products given the current absence of specific FDA guidance on development of abuse-deterrent amphetamines. Our failure to achieve FDA approval of product labeling containing information on abuse-deterrence characteristics of ADAIR will prevent or substantially limit our promotion of the abuse-deterrent features of our product candidate. This type of limitation would make it difficult for us to differentiate ADAIR from other amphetamine-containing products, may cause us to lower the price of our product to the extent that there are competing products with abuse-deterrent claims on their product labels and as a result, our product would be less competitive in the market. The FDA closely regulates promotional materials and other promotional activities, even if the FDA initially approves product labeling that includes a description of the abuse-deterrent characteristics of our product candidate and therefore the FDA may object to our marketing claims and product advertising campaigns. This could lead to the issuance of warning letters or untitled letters, suspension or withdrawal of our product from the market, recalls, fines, disgorgement of money, operating restrictions, injunctions and civil or criminal prosecution. Any of these consequences would harm the commercial success of our products.

Even if any of our other product candidates are approved for marketing with certain abuse-deterrence claims, the April 2015 final FDA guidance on abuse-deterrent opioids may not apply to ADAIR, as the said guidance is not binding law and may be superseded or modified at any time. Also, if the FDA determines that our post-marketing data do not demonstrate that the abuse-deterrent properties result in reduction of abuse, or demonstrate a shift to routes of abuse that present a greater risk, the FDA may find that product labeling revisions are needed, and may require the removal of our abuse-deterrence claims.

For ADAIR, we may need to comply with the requirements of the Drug Supply Chain Security Act, which outlines critical steps required to build an electronic, interoperable system to identify and trace certain prescription drugs as they are distributed in the United States.

For ADAIR, we may need to comply with the requirements of the Drug Supply Chain Security Act, including those related to product tracing, verification, and authorized trading partners. Signed into law in 2013, the Drug Supply Chain Security Act, amended the Federal Food, Drug, and Cosmetic Act, and is being implemented over a 10-year period. The law's requirements include the ability to quarantine and promptly investigate a suspect product, such as a potentially counterfeit, diverted or stolen product, to determine if it is illegitimate, and notify our trading partners and the FDA of any illegitimate product. Such compliance may be time consuming and expensive to implement. Also, in the event that we fail to comply with these requirements, we may face regulatory actions that could affect our ability to commercialize ADAIR.

Following our announcements regarding the negative results from Phase 3 studies for MDX, we may not generate any future revenues from MDX or its underlying intellectual property.

In October 2014, we announced that our Phase 3 study in adult ADHD, AL012, did not meet its primary endpoint. Following the results of this study, we introduced design and monitoring changes to our second Phase 3 trial, AL016, or MEASURE, with the goal of reducing variability and placebo response. In January 2017, we announced that despite our efforts, the MEASURE study also failed to show a positive statistical outcome on the primary efficacy endpoint. Following these clinical results, we may not generate any future revenues from MDX or its underlying intellectual property. We are not planning to invest additional significant capital in the development of MDX. Instead, we are currently exploring strategic alternatives for partnering or monetizing MDX for ADHD and other indications in various territories, but may not be able to complete such transactions due to limited demand or other reasons.

The FDA placed MDX on full clinical hold, which could result in significant development delays, failure to obtain marketing approval for MDX, or limit our ability to monetize MDX or engage partners for MDX.

In September 2016, the U.S. Food and Drug Administration, or FDA, placed a full clinical hold on our Investigational New Drug, or IND, applications for MDX in both ADHD and Fragile X. The full clinical hold currently prevents the conduct of any clinical efficacy studies in MDX and may prevent us or potential partners from gaining marketing approval for MDX in the United States. The FDA indicated that the clinical hold was due to adverse neurophysiological findings in long-term pre-clinical (animal) studies.

In order to consider a removal of the clinical hold, the FDA requested data from a six-month, Phase 1 clinical study to directly assess the potential relevance of adverse findings observed in long-term, pre-clinical (animal) studies of metadoxine with regard to human exposure. The FDA will review results from this safety study before considering the complete lifting of the full clinical hold currently in place on the MDX development programs. The safety study required by the FDA in response to the clinical hold may produce results that are not sufficient to lift the clinical hold. The full clinical hold could result in significant development delays, failure to obtain marketing approval for MDX, or limit our ability to monetize MDX or engage partners for MDX.

We rely on limited sources of supply for our product candidates MDX and ADAIR, and any disruption in the chain of supply may impact production, and cause delays in developing and commercializing our product candidates.

Any change to our manufacturing process, facilities or suppliers could require that we supplement any pending NDA. Also, because of our proprietary processes for manufacturing our product candidates, we cannot immediately transfer manufacturing activities for our product candidates to an alternate supplier. Any change to or in our manufacturing facilities would be a time-consuming and costly endeavor that would also require us to supplement or amend any future NDA filings to include the change regarding the manufacturing site.

Any changes to our manufacturing process would involve substantial costs and could result in a delay in our desired clinical and commercial timelines. We are also reliant on a limited number of suppliers for excipients, drug compounds, coating and other component substances of our final product candidates and products. If any of these single-source suppliers were to breach or terminate supply agreements, if any, with us or otherwise not supply us, we would need to identify an alternative source for the supply of component substances for our product candidates. Identifying an appropriately qualified source of alternative supply for any one or more of the component substances for our product candidates could be time consuming, and we may not be able to do so without incurring material delays in the development and commercialization of our product candidates, which could harm our financial position and commercial potential for our product candidates. The FDA, DEA or other regulatory agencies outside of the United States may also require additional studies if we enter into agreements with new suppliers for the manufacture of ADAIR that differ from the suppliers used for clinical development of such product candidates.

These factors could cause the delay of clinical trials, regulatory submissions, required approvals or commercialization of our product candidates, cause us to incur higher costs and prevent us from commercializing them successfully. Furthermore, if our suppliers fail to deliver the required commercial quantities of components and active pharmaceutical ingredients on a timely basis and at commercially reasonable prices, including if our suppliers did not receive adequate DEA quotas for the supply of certain scheduled components, and we are unable to secure one or more replacement suppliers capable of production at a substantially equivalent cost, commercialization of our branded product candidates and clinical trials of future potential product candidates may be delayed or we could lose potential revenue and our business, financial condition, results of operation and reputation could be adversely affected.

If third-party manufacturers fail to comply with manufacturing regulations, our financial results and financial condition will be adversely affected.

Before third-party manufacturers can begin the commercial manufacturing of ADAIR, MDX or any other product, third-party manufacturers must obtain regulatory approval of their manufacturing facilities, processes and quality systems. In addition, pharmaceutical manufacturing facilities are continuously subject to inspection by the FDA and foreign regulatory authorities before and after product approval. Due to the complexity of the processes used to manufacture pharmaceutical products and product candidates, any potential third-party manufacturer may be unable to continue to pass or initially pass federal, state or international regulatory inspections in a cost-effective manner.

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

We currently have no manufacturing, sales or distribution capabilities to market and sell ADAIR, MDX or any other product candidate. If we do not establish these capabilities, we will rely primarily on third parties to market and sell our products.

While we have begun to implement pre-commercialization activities, we currently have no manufacturing, sales or distribution capabilities. To the extent we rely on third-parties to commercialize our product candidates, if marketing approval is obtained, we may receive less revenue than if we were to have commercialized the products ourselves. In addition, we would have less control over the sales efforts of any third-parties involved in our commercialization efforts. In the event that we are unable to collaborate with a third-party marketing and sales organization to commercialize our products, particularly for broader patient populations, our ability to generate revenue will be limited.

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

Even if we complete our planned clinical trials and believe the results to be successful, all of which are uncertain, obtaining approval of an NDA is an extensive, lengthy, expensive and uncertain process, and the FDA (and other regulatory agencies) may delay, limit or deny approval of ADAIR or any other product candidate for many reasons, including:

•	we may not be able to demonstrate to the satisfaction of the FDA that the product candidate is safe and/or effective for any indication;

•	we may not be able to demonstrate to the satisfaction of the FDA that the product candidate is bioequivalent to an approved listed drug, if applicable;

•	we may observe different bioavailability of our product candidate as compared with an approved listed drug in a food effect study, which may result in our product candidate not being approved by the FDA or approved with certain relevant label language;

•

clinical studies to demonstrate certain desirable label language (e.g., abuse-deterrent properties using a particular route) may not be feasible or practical, leading to an inability to obtain such desirable label language;

•	the results of clinical trials may not meet the level of statistical significance or clinical significance required by the FDA for approval;

•	the FDA may disagree with the number, design, size, conduct or implementation of our clinical trials;

•	the FDA may not find the data from pre-clinical studies and clinical trials sufficient to demonstrate that the product’s clinical and other benefits outweigh its safety risks;

•	the FDA may disagree with our interpretation of data from pre-clinical studies or clinical trials;

•	the FDA may impose a Risk Evaluation and Mitigation Strategy, or REMS, program as part of the development program;

•	the FDA may not accept data generated at our clinical trial sites;

•	the data collected from pre-clinical studies and clinical trials may not be sufficient to support the submission of an NDA;

•	the FDA may have difficulties scheduling an advisory committee meeting in a timely manner, or the advisory committee may recommend against approval of our application or may recommend that the FDA require, as a condition of approval, additional pre-clinical studies or clinical trials, limitations on approved labeling, or distribution and use restrictions, or may recommend against including some or all of the proposed labeling language proposed for the product;

•	the FDA may require development of a risk evaluation and mitigation strategy as a condition of approval;

•	the FDA may identify deficiencies in the manufacturing processes or facilities of third party manufacturers with which we enter into agreements for clinical and commercial supplies;

•	the FDA may change its approval policies or adopt new regulations; and

•	the FDA may require that an NDA application for ADHD also include other sub-populations, delaying an approval for our proposed sub-population.

Before we can submit an NDA to the FDA, we may be required to conduct multiple registration studies, which are trials intended to support FDA product registration. Registration studies frequently produce unsatisfactory results even if prior clinical trials were successful. Therefore, the results of the additional trials that we conduct may or may not be successful. The FDA may suspend all clinical trials or require that we conduct additional clinical, nonclinical, manufacturing validation or drug product quality studies and submit those data before it will consider or reconsider the NDA. Depending on the extent of these or any other studies, approval of any applications that we submit may be delayed by several years, or may require us to expend more resources than we have available. It is also possible that additional studies, if performed and completed, may not be considered sufficient by the FDA to approve the NDA. If any of these outcomes occur, we would not receive approval for our product candidates and may be forced to cease operations.

Even if we obtain FDA approval for our product candidates, the approval might contain significant limitations related to use restrictions for certain age groups, warnings, precautions or contraindications, or may be subject to significant post-marketing studies or risk mitigation requirements. If we are unable to successfully commercialize our product candidates, we may be forced to cease operations.

Even if ADAIR or any other product candidate we may develop receives marketing approval, there could be adverse effects not discovered during development.

Even if any of our product candidates receives marketing approval, we or others may later identify undesirable side-effects caused by the product or problems with our third-party manufacturers or manufacturing processes, and in either event a number of potentially significant negative consequences could result, including:

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

Obtaining regulatory approval for conducting clinical trials in children, if needed, will be more difficult than obtaining such approvals for adult clinical trials since the requirements for regulatory approval to conduct pediatric clinical trials are more stringent.

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

Changes in regulatory requirements and guidance or unanticipated events during our clinical trials may occur, as a result of which we may need to amend clinical trial protocols. Amendments may require us to resubmit our clinical trial protocols to IRBs for review and approval, which may impact the cost, timing or successful completion of a clinical trial. If we experience delays in completion of, or if we terminate, any of our clinical trials, the commercial prospects for our product candidates would be harmed and our ability to generate product revenue would be delayed, possibly materially.

Current and future legislation may increase the difficulty and cost for us to obtain marketing approval of and commercialize MDX, ADAIR or any other product candidate that we develop and affect the prices we may set.

In the United States and some foreign jurisdictions, there have been a number of legislative and regulatory changes and proposed changes regarding the healthcare system that could prevent or delay marketing approval for MDX, ADAIR or any other product candidate that we develop, restrict or regulate post-approval activities and affect our ability to profitably sell MDX, ADAIR or any other product candidate for which we obtain marketing approval.

Legislative and regulatory proposals have been made to expand post-approval requirements and restrict sales and promotional activities for pharmaceutical products. We are not sure whether additional legislative changes will be enacted, or whether the FDA regulations, guidance or interpretations will be changed, or what the impact of such changes on the marketing approvals of our product candidates, if any, may be. In addition, increased scrutiny by the U.S. Congress of the FDA’s approval process may significantly delay or prevent marketing approval, as well as subject us to more stringent product labeling and post-marketing testing and other requirements.

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

Even if ADAIR or any other product candidate that we develop receives marketing approval, we will continue to face extensive regulatory requirements and the product may still face future development and regulatory difficulties.

Even if marketing approval is obtained, a regulatory authority may still impose significant restrictions on a product’s indications, conditions for use, distribution or marketing or impose ongoing requirements for potentially costly post-market surveillance, post-approval studies or clinical trials. For example, any labeling ultimately approved by the FDA for ADAIR, if it is approved for marketing, may include restrictions on use. ADAIR will also be subject to ongoing FDA requirements governing the labeling, packaging, storage, advertising, distribution, promotion, recordkeeping and submission of safety and other post-market information, including adverse events, and any changes to the approved product, product labeling, or manufacturing process. The FDA has significant post-market authority, including, for example, the authority to require labeling changes based on new safety information and to require post-market studies or clinical trials to evaluate serious safety risks related to the use of a drug. These risks include adverse drug interactions and concomitant therapy with other medications. In addition, manufacturers of drug products and their facilities are subject to continual review and periodic inspections by the FDA and other regulatory authorities for compliance with current Good Manufacturing Practice, or cGMP, and other regulations.

If we obtain approval to commercialize ADAIR, MDX or any other product candidate outside of the United States, a variety of risks associated with international operations could materially adversely affect our business.

If MDX, ADAIR, or any other product candidate is approved for commercialization outside the United States, we will likely enter into agreements with third parties to market the product candidate outside the United States. We expect that we will be subject to additional risks related to entering into or maintaining international business relationships, including:

•	different regulatory requirements for drug approvals in foreign countries;

•	differing U.S. and foreign drug import and export rules;

•	reduced protection for intellectual property rights in foreign countries;

•	unexpected changes in tariffs, trade barriers and regulatory requirements;

•	different reimbursement systems;

•	economic weakness, including inflation, or political instability in particular foreign economies and markets;

•	compliance with tax, employment, immigration and labor laws for employees living or traveling abroad;

•	foreign taxes, including withholding of payroll taxes;

•	foreign currency fluctuations, which could result in increased operating expenses and reduced revenues, and other obligations incident to doing business in another country;

•	workforce uncertainty in countries where labor unrest is more common than in the United States;

•	production shortages resulting from any events affecting raw material supply or manufacturing capabilities abroad;

•	potential liability resulting from development work conducted by these distributors; and

•	business interruptions resulting from geopolitical actions, including war and terrorism, or natural disasters.

Any government investigation of alleged violations of law could require us to expend significant time and resources in response, and could generate negative publicity. Any failure to comply with ongoing regulatory requirements may significantly and adversely affect our ability to commercialize and generate revenues from our product candidates. If regulatory sanctions are applied or if regulatory approval is withdrawn, the value of our company and our operating results will be adversely affected.

If we receive marketing approval for ADAIR, MDX or any other product candidate, sales will be limited unless the product achieves broad market acceptance.

The commercial success of ADAIR, MDX or any other product candidate for which we obtain marketing approval from the FDA or other regulatory authorities will depend upon the acceptance of the product by the medical community, including physicians, patients and healthcare payors. The degree of market acceptance of any approved product will depend on a number of factors, including:

•	demonstration of clinical safety and efficacy compared to other products;

•	the relative convenience and ease of administration;

•	the prevalence and severity of any adverse side effects;

•	limitations or warnings contained in the product’s approved labeling;

•	distribution and use restrictions imposed by the FDA or agreed to by us as part of a mandatory or voluntary risk management plan;

•	availability of alternative treatments, or competitive products already approved or expected to be commercially launched in the near future;

•	pricing and cost effectiveness;

•	the effectiveness of our or any future collaborators’ sales and marketing strategies;

•	our ability to obtain sufficient third-party coverage or reimbursement; and

•	the willingness of patients to pay for drugs out of pocket in the absence of third-party coverage.

If MDX, ADAIR or any other product candidate, is approved but does not achieve an adequate level of acceptance by physicians, healthcare payors and patients, we may not generate sufficient revenue from the product, and we may not become or remain profitable. In addition, our efforts to educate the medical community and third-party payors on the benefits of the product may require significant resources and may never be successful.

The FDA and other regulatory agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses. If we are found to have improperly promoted off-label uses, we may become subject to significant liability.

The FDA and other regulatory agencies strictly regulate the promotional claims that may be made about prescription products. In particular, a product may not be promoted for uses that are not approved by the FDA or such other regulatory agencies as reflected in the product’s approved labeling. In particular, any labeling approved by the FDA for ADAIR, MDX or any other product candidate may include restrictions on use, such as limitations on how the indication is defined and diagnosed, limiting the use to a specific population, such as a defined age group, or limiting the product to second-line or concomitant therapy. The FDA may impose further requirements or restrictions on the distribution or use of the product as part of a mandatory plan, such as limiting prescribing to certain physicians or medical centers that have undergone specialized training, limiting treatment to patients who meet certain safe-use criteria and requiring treated patients to enroll in a registry. If we receive marketing approval for one of our product candidates, physicians may nevertheless prescribe the product to their patients in a manner that is inconsistent with the approved label. If we are found to have promoted such off-label uses, we may become subject to significant liability. The federal government has levied large civil and criminal fines against companies for alleged improper promotion and has enjoined several companies from engaging in off-label promotion. The FDA has also requested that companies enter into consent decrees or permanent injunctions under which specified promotional conduct is changed or curtailed.

It will be difficult for us to profitably sell ADAIR, MDX or any other product candidate if reimbursement for the product is limited.

Market acceptance and sales of ADAIR, MDX or any other product candidate will depend on reimbursement policies and may be affected by healthcare reform measures. Government authorities and third-party payors, such as private health insurers and health maintenance organizations, decide which medications they will pay for and establish reimbursement levels. A primary trend in the U.S. healthcare industry and elsewhere is cost containment. Government authorities and these third-party payors have attempted to control costs by limiting coverage and the amount of reimbursement for particular medications. We cannot be sure that reimbursement will be available for our products and, if reimbursement is available, the level of reimbursement. Reimbursement may impact the demand for, or the price of, any product for which we obtain marketing approval. In addition, third-party payors are likely to impose strict requirements for reimbursement in order to limit off label use of a higher priced drug. Reimbursement by a third-party payor may depend upon a number of factors including the third-party payor’s determination that use of a product candidate is:

•	a covered benefit under its health plan;

•	safe, effective and medically necessary;

•	appropriate for the specific patient;

•	cost effective; and

•	neither experimental nor investigational.

Obtaining coverage and reimbursement approval for a product candidate from a government or other third-party payor is a time-consuming and costly process that could require us to provide supporting scientific, clinical, and cost effectiveness data for the use of our product candidates to the payor. We may not be able to provide data sufficient to gain acceptance with respect to coverage and reimbursement. We cannot be sure that coverage or adequate reimbursement will be available for any of our product candidates. Also, we cannot be sure that reimbursement amounts will not reduce the demand for, or the price of, our product candidates. If reimbursement is not available or is available only to limited levels, we may not be able to commercialize certain of our product candidates profitably, or at all, even if approved.

Our market is subject to intense competition. If we are unable to compete effectively, ADAIR, MDX or any other product candidate that we develop may be rendered noncompetitive or obsolete.

There are a number of existing treatments for ADHD currently on the market, all of which are marketed by pharmaceutical companies that are far larger and more experienced than we are. The FDA has not approved any drugs specifically for the treatment of Fragile X or its symptoms, although there are several pharmaceutical companies with compounds to treat Fragile X in late stage clinical development. Patients and doctors are often unwilling to change medications, and this factor will make it difficult for ADAIR, MDX or any other product candidates to penetrate the market. Further, our industry is highly competitive and subject to rapid and significant technological change. Our potential competitors include large pharmaceutical and biotechnology companies, specialty pharmaceutical and generic drug companies, academic institutions, government agencies and research institutions. All of these competitors currently engage in, have engaged in or may engage in the future in the development, manufacturing, marketing and commercialization of new pharmaceuticals, some of which may compete with ADAIR, MDX or other product candidates we may have in the future. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large, established companies. These companies may have products in development that are superior to our product candidates. Key competitive factors affecting the commercial success of ADAIR, MDX and any other product candidates that we may develop in the future are likely to be efficacy, time of onset, safety and tolerability profile, reliability, convenience of dosing, price and reimbursement.

 Many of our potential competitors have substantially greater financial, technical and human resources than we do and significantly greater experience in the discovery and development of drug candidates, obtaining FDA and other regulatory approvals of products and the commercialization of those products. Established competitors may invest heavily to quickly discover and develop novel compounds that could make ADAIR, MDX or other product candidates we may develop obsolete. Accordingly, our competitors may be more successful than we may be in obtaining FDA and other marketing approvals for drugs and achieving widespread market acceptance. Our competitors’ drugs may be more effective, or more effectively marketed and sold, than any drug we may commercialize and may render ADAIR, MDX or any other product candidate that we develop obsolete or non-competitive before we can recover the expenses of developing and commercializing the product. We anticipate that we will face intense and increasing competition as new drugs enter the market and advanced technologies become available. Finally, the development of new treatment methods for the diseases we are targeting could render ADAIR, MDX or any other product candidate that we develop non-competitive or obsolete.

We face potential product liability exposure, and, if claims are brought against us, we may incur substantial liability.

The use of ADAIR, MDX or other drugs exposes us to the risk of product liability claims. Product liability claims might be brought against us by consumers, healthcare providers or others selling or otherwise coming into contact with our products. If we cannot successfully defend ourselves against product liability claims, we could incur substantial liabilities. In addition, regardless of merit or eventual outcome, product liability claims may result in:

•	decreased demand for ADAIR , MDX or any other product candidate for which we obtain marketing approval;

•	impairment of our business reputation and exposure to adverse publicity;

•	increased warnings on product labels;

•	withdrawal of clinical trial participants;

•	costs of related litigation;

•	distraction of management’s attention from our primary business;

•	substantial monetary awards to patients or other claimants;

•	loss of revenue; and

•	the inability to successfully commercialize ADAIR, MDX or any other product candidate for which we obtain marketing approval.

If product liability lawsuits are successfully brought against us, our insurance may be inadequate.

We expect to obtain insurance before we conduct clinical trials. However, our insurance coverage may not be sufficient to reimburse us for any expenses or losses we may suffer. Moreover, the insurance market experiences significant changes from year to year due to various factors including the international claims record and general reinsurance terms. Therefore, coverage may become more expensive, and, in the future, we may not be able to maintain insurance coverage at a reasonable cost or in sufficient amounts to protect us against losses due to liability. If and when we obtain marketing approval for ADAIR, MDX or any other product candidate, we intend to expand our insurance coverage to include the sale of commercial products; however, we may be unable to obtain this product liability insurance on commercially reasonable terms. On occasion, large judgments have been awarded in class action lawsuits based on drugs that had unanticipated side effects. The cost of any product liability litigation or other proceedings, even if resolved in our favor, could be substantial. A successful product liability claim or series of claims brought against us could cause our share price to decline and, if judgments exceed our insurance coverage, could decrease our cash and adversely affect our business.

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

We do not currently operate manufacturing facilities for clinical production of MDX, ADAIR or any other product candidate. We do not intend to develop facilities for the manufacture of products for clinical trials or commercial purposes in the foreseeable future. We will rely on third-party manufacturers to produce bulk drug products required for our clinical trials on a timely basis. We plan to continue to rely upon CMOs and, potentially, collaboration partners to manufacture commercial quantities of our drug product candidates if and when approved for marketing by the applicable regulatory authorities. If the third-party manufacturing sources we rely on cease to be available to us on commercially reasonable terms or on a timely basis, we may not be able to complete development, production and marketing of MDX, ADAIR or any other product candidate.

In June 2015, we entered into a Development and Clinical Manufacture Services Agreement, or the Services Agreement, with M.W. Encap Limited, or Encap, pursuant to which Encap provides formulation development and clinical manufacturing services of ADAIR to Alcobra. The term of the Services Agreement is for the longer of two years or the completion or termination of the services provided pursuant to the Services Agreement. In February 2016, and pursuant to the provision of the Services Agreement, we entered into a term sheet with Capsugel US, LLC, or Capsugel, an affiliate of Encap, in connection with commercial manufacturing of the pharmaceutical product, or the Product, containing the active pharmaceutical ingredient forming ADAIR.

Reliance on third-party manufacturers entails risks to which we would not be subject if we manufactured product candidates ourselves, including reliance on the third party for regulatory compliance and quality assurance, the possibility of breach of the manufacturing agreement by the third party because of factors beyond our control (including a failure to synthesize and manufacture our product candidates in accordance with our product specifications) and the possibility of termination or nonrenewal of the agreement by the third party, based on its own business priorities, at a time that is costly or damaging to us. We will be dependent on the ability of these third-party manufacturers to produce supplies of drug product adequate to support our clinical development programs and future commercialization of our products.

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

We rely on third parties, such as CROs, medical institutions, clinical investigators and contract laboratories to oversee some of the operations of our clinical trials and to perform data collection and analysis. If we are unable to maintain or enter into agreements with these third parties on acceptable terms, or if any such agreement is terminated, we may be unable to enroll patients on a timely basis or otherwise conduct our trials in the manner we anticipate. Even if we are able to maintain or enter into such agreements, we may face additional delays outside of our control if these parties do not perform their obligations in a timely fashion or in accordance with regulatory requirements. If these third parties do not successfully carry out their contractual duties or obligations and meet expected deadlines, if they need to be replaced, or if the quality or accuracy of the clinical data they obtain is compromised due to the failure to adhere to our clinical protocols or for other reasons, our financial results and the commercial prospects for MDX, ADAIR or any other potential product candidates could be harmed, our costs could increase and our ability to obtain regulatory approval and commence product sales could be delayed.

Risks Related to Our Intellectual Property

We have filed multiple patent applications and have four issued patents by the U.S. PTO, and 11 issued patents in other jurisdictions. There can be no assurance that any of our other patent applications will result in issued patents. As a result, we may have limited protection of our proprietary technology in the marketplace.

We have filed patent applications in many countries worldwide. These applications cover a range of areas including: different formulations of metadoxine, uses of metadoxine for cognitive impairments, new molecular derivatives of metadoxine, and methods for determining responsiveness to metadoxine treatment. Additionally, we have recently filed patent applications directed to Abuse-Deterrent Amphetamine Immediate-Release (ADAIR) for ADHD. As of December 31, 2016, we have four issued U.S. patents, covering the composition of the sustained release form of MDX, the use of metadoxine for ADHD, and new molecular derivatives of metadoxine. We also have eight issued patents in Australia, Canada, Japan, India, Israel, Mexico, Russia and Europe that cover the composition of the sustained release form of MDX. The European patent includes the following territories: Austria, Belgium, Bulgaria, Switzerland, Cyprus, Czech Republic, Germany, Denmark, Estonia, Spain, Finland, France, United Kingdom, Greece, Croatia, Hungary, Ireland, Iceland, Italy, Lithuania, Latvia, Luxembourg, Monaco, Malta, Netherlands, Norway, Poland, Portugal, Romania, Sweden, Slovenia, Slovakia and Turkey. Additionally, we have eight issued patents in Australia, China, Eurasia, Hong Kong, Israel, Japan, Mexico and New Zealand that cover the use of metadoxine for ADHD. The Eurasian patent includes the following territory: Russian Federation. Unless and until other pending applications issue, their additional protective scope is impossible to determine.

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

Our key employees include our Chief Executive Officer, Dr. Yaron Daniely, who has been with us since 2010, our Chief Financial Officer and Chief Operating Officer, Dr. Tomer Berkovitz, who has been with us since 2014, our Chief Medical Officer, Dr. Jonathan Rubin, who has been with us since 2013, our Chief Commercial Officer, Mr. David Baker, who has been with us since 2014, our Senior Director CMC (chemistry, manufacturing and controls), Mr. David Siner, who has been with us since 2014, our Vice President of Finance, Ms. Irena Katsman, who has been with us since 2015, our Senior Vice President of Preclinical Development, Dr. Johanna Schumann, who has been with us since 2013, and our Director of Regulatory Affairs, Mr. Elad Ben David, who has been with us since 2015. Our future growth and success depend on our ability to recruit, retain, manage and motivate our employees and key consultants. The loss of the services of our Chief Executive Officer, our Chief Financial Officer or any of our key employees or the inability to hire or retain experienced management personnel could adversely affect our ability to execute our business plan and harm our operating results. Although we have employment agreements in place with management, these agreements are terminable at will with minimal notice.

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

We are required to disclose changes made in our internal controls and procedures on an annual basis and our management is required to assess the effectiveness of these internal controls annually. However, for as long as we are an “emerging growth company” under the Jumpstart our Business Startups Act of 2012, or the JOBS Act, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act. We could be an emerging growth company for up to five years from our initial public offering in 2013. An independent assessment of the effectiveness of our internal controls could detect problems that our management's assessment might not. Undetected material weaknesses in our internal controls could lead to financial statement restatements and require us to incur the expense of remediation.

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

Although our Ordinary Shares are quoted on the NASDAQ Global Market, an active trading market for our shares may not be sustained. It may be difficult for you to sell your shares at all or without depressing the market price for the shares. As a result of these and other factors, you may not be able to sell your Ordinary Shares at or above the price you paid for such shares or at all. In addition, the trading price of our Ordinary Shares has been and is likely to continue to be volatile. The following factors, in addition to other risk factors described in this section, may have a significant impact on the market price of our Ordinary Shares:

•	inability to obtain the approvals necessary to commence further clinical trials;

•	unsatisfactory results of clinical trials;

•	announcements of regulatory approval or the failure to obtain it, or specific label indications or patient populations for its use, or changes or delays in the regulatory review process;

•	announcements of therapeutic innovations or new products by us or our competitors;

•	adverse actions taken by regulatory agencies with respect to our clinical trials, manufacturing supply chain or sales and marketing activities;

•	changes or developments in laws or regulations applicable to our products;

•	any adverse changes to our relationship with manufacturers or suppliers;

•	any intellectual property infringement actions in which we may become involved;

•	announcements concerning our competitors or the pharmaceutical industry in general;

•	achievement of expected product sales and profitability or our failure to meet expectations;

•	our commencement of, or involvement in, litigation;

•	any major changes in our Board of Directors or management;

•	actions of investors and shareholders, including proxy contests;

•	legislation in the United States relating to the sale or pricing of pharmaceuticals; or

•	future substantial sales of our Ordinary Shares.

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

We are subject to the continued listing criteria of the NASDAQ Global Market, and our failure to satisfy these criteria (in particular, the minimum bid price requirement) may result in the delisting of our Ordinary Shares.

For a period of time, since the start of 2017 (which followed our announcements of the failure of our Phase 3 clinical trial for MDX), the closing price of our Ordinary Shares on the NASDAQ Global Market fell below $1.00 per share. Under NASDAQ Listing Rule 5550(a)(2), we are required to maintain a minimum bid price of $1.00 per share in order to maintain compliance with the continued listing qualifications. We are currently in compliance as our Ordinary Shares achieved a minimum bid closing price of at least $1.00 per share for a minimum of ten consecutive business days. We intend to monitor the bid price for our Ordinary Shares, and we will consider all available options to resolve any potential deficiency and regain compliance with the NASDAQ Global Market's minimum bid price requirement. If we are unable to resolve a potential future deficiency, our Ordinary Shares could be delisted from the NASDAQ Global Market, in which case investors may face material adverse consequences, including, but not limited to, the lack of a trading market for our Ordinary Shares, reduced liquidity and decreased analyst coverage of our shares. We, in turn, would face much greater difficulty in obtaining additional financing to fund our operations and other strategic plans.

We may be subject to any number of legal proceedings.

On December 16, 2014, a class action lawsuit was filed against us and certain of our current and former officers and directors in the U.S. District Court for the Southern District of New York. The complaint, brought by a putative class of investors, alleges, among other things, that our officers and directors made false or misleading statements relating to the results of our Phase 3 study for our MDX drug candidate. On May 20, 2015, we moved to dismiss the complaint. On March 30, 2016, the Court accepted the motion to dismiss all charges against the Company.

On February 17, 2017, a class action lawsuit was filed against us and certain of our current officers (one of whom also is a director) in the U.S. District Court for the Southern District of New York. The case was filed on behalf of a putative class of investors who purchased or acquired our securities between August 13, 2015 and January 17, 2017. The complaint asserted violations of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 and Rule 10b-5 thereunder. The complaint alleged, among other things, that we and the individual defendants made false or misleading statements relating to the results of our second Phase 3 clinical trial for our MDX drug candidate.

Such legal proceedings, regardless of their outcome, could be costly, divert management's attention, or damage our reputation and demand for our products. Litigation, particularly in the United States, is inherently unpredictable and unexpectedly high awards of damages can result if we receive an adverse verdict. In many cases, particularly in the United States, the practice of the plaintiffs’ bar is to claim damages (compensatory, punitive and statutory) in extremely high amounts. Accordingly, it is difficult to quantify the potential exposure to claims in many proceedings of the type mentioned above. Unfavorable resolution of current and similar future proceedings could have a material adverse effect on our financial condition and results of operations. We may become subject to monetary and/or non-monetary sanctions and/or may be required to make significant provisions in our accounts related to legal proceedings, which could have a material adverse effect on our financial condition and results of operations.

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

If we were to be characterized as a passive foreign investment company, or PFIC, for U.S. tax purposes, U.S. holders of our Ordinary Shares could have adverse U.S. income tax consequences.

If we were to be characterized as a PFIC under the U.S. Internal Revenue Code of 1986, as amended, or the Code, in any taxable year during which a U.S. taxpayer owns Ordinary Shares, such U.S. holder could be liable for additional taxes and interest charges upon certain distributions by us and any gain recognized on a sale, exchange or other disposition, including a pledge, of the Ordinary Shares, whether or not we continue to be a PFIC. Based on the nature of our business, the projected composition of our income and the projected composition and estimated fair market values of our assets, we believe that we may be deemed a PFIC. In particular, in light of the complexity of PFIC rules, we cannot assure you that we have not been a PFIC in prior years or are not a PFIC or will avoid becoming a PFIC in the future. Were we to be classified as a PFIC, a U.S. investor may be able to mitigate some of the adverse U.S. federal income tax consequences with respect to owning the Ordinary Shares for our taxable year ended December 31, 2016, provided that such U.S. investor is eligible to make, and successfully makes, a “mark-to-market” election. U.S. investors could also mitigate some of the adverse U.S. federal income tax consequences of us being classified as a PFIC by making a “qualified electing fund” election, provided that we provide the information necessary for a U.S. investor to make such an election. We intend to make available to U.S. investors upon request the information necessary for U.S. holders to make qualified electing fund elections. U.S. Holders are strongly urged to consult their tax advisors about the PFIC rules, including tax return filing requirements and the eligibility, manner, and consequences to them of making a QEF or mark-to-market election with respect to our Ordinary Shares in the event we that qualify as a PFIC. For more information see Item 10.E. Taxation “U.S. Federal Income Tax Consequences.”

If securities or industry analysts do not publish or cease publishing research or reports about us, our business or our market, or if they adversely change their recommendations or publish negative reports regarding our business or our shares, our share price and trading volume could decline.

The trading market for our Ordinary Shares will be influenced by the research and reports that industry or securities analysts may publish about us, our business, our market or our competitors. In recent months and following the results of MEASURE, several analysts dropped coverage of our company or downgraded their price targets. We do not have any control over these analysts and we cannot provide any assurance that remaining analysts will cover us or provide favorable coverage. If any of the analysts who may cover us adversely change their recommendation regarding our shares, or provide more favorable relative recommendations about our competitors, our share price would likely decline. If any analyst who may cover us were to cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our share price or trading volume to decline.

Because we do not intend to declare cash dividends on our Ordinary Shares in the foreseeable future, shareholders must rely on appreciation of the value of our Ordinary Shares for any return on their investment.

We have never declared or paid cash dividends on our Ordinary Shares. We currently anticipate that we will retain future earnings for the development, operation and expansion of our business and do not anticipate declaring or paying any cash dividends in the foreseeable future. Moreover, the Israeli Companies Law 5759 – 1999, or the Israeli Companies Law, imposes certain restrictions on our ability to declare and pay dividends. See Item 10.B. Articles of Association “Dividend and Liquidation Rights” for additional information.

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

We intend to take advantage of these exemptions until we are no longer an “emerging growth company.” We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of our initial public offering in 2013, (b) in which we have total annual gross revenue of at least $1.07 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our Ordinary Shares that is held by non-affiliates exceeds $700 million as of the prior June 30th , and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period.

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

As a foreign private issuer, we are permitted, and intend, to follow certain home country corporate governance practices instead of those otherwise required under the Listing Rules of the NASDAQ Stock Market for domestic U.S. issuers. For instance, we intend to follow home country practice in Israel with regard to, among other things, director nomination procedures and approval of compensation of officers. In addition, we may follow our home country law instead of the Listing Rules of the NASDAQ Stock Market that require that we obtain shareholder approval for certain dilutive events, such as the establishment or amendment of certain equity based compensation plans, an issuance that will result in a change of control of the company, certain transactions other than a public offering involving issuances of a 20% or greater interest in the company, and certain acquisitions of the stock or assets of another company. Following our home country governance practices as opposed to the requirements that would otherwise apply to a U.S. company listed on NASDAQ may provide less protection to you than what is accorded to investors under the Listing Rules of the NASDAQ Stock Market applicable to domestic U.S. issuers.

In addition, as a foreign private issuer, we are exempt from the rules and regulations under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file annual, quarterly and current reports and financial statements with the SEC as frequently or as promptly as domestic U.S. issuers whose securities are registered under the Exchange Act. Also, although a recent amendment to the Israeli Companies Law will require us to disclose the annual compensation of our five most highly compensated senior officers on an individual basis (rather than on an aggregate basis, as was permitted under the Israeli Companies Law for Israeli public companies listed overseas, such as in the U.S., prior to such amendment), this disclosure will not be as extensive as that required of a U.S. domestic issuer. For example, it currently appears as if the disclosure required under Israeli law would be limited to compensation paid in the immediately preceding year without any requirement to disclose option exercises and vested stock options, pension benefits or potential payments upon termination or change of control. These exemptions and leniencies will reduce the frequency and scope of information and protections to which you are entitled as an investor.

Risks Related to Israeli Law and Our Operations in Israel

Provisions of Israeli law may make it easy for our shareholders to demand that we convene a shareholders meeting, and/or allow shareholders to convene a shareholder meeting without the consent of our management, which may disrupt our management's ability to run our company.

Section 63(b) of the Israeli Companies Law may allow any one or more of our shareholders holding at least 5% of our voting rights to demand that we convene an extraordinary shareholders meeting. Also, in the event that we deny to convene an extraordinary shareholders meeting pursuant to such a request, Section 64 of the Israeli Companies Law provides that such shareholders may independently convene an extraordinary shareholders meeting and require us to cover the costs. If our shareholders decide to exercise these rights in a way inconsistent with our management's strategic plans, our management's ability to run our company may be disrupted, and this process may entail significant costs to us.

Our business and the market price of our stock could be negatively affected as a result of a proxy fight.

On April 12, 2017, Brosh Capital L.P., Exodus Capital L.P., and certain of their affiliates, or the Brosh Group, who together purport to beneficially own approximately 16.8% of our Ordinary Shares, called an extraordinary general meeting of shareholders in order to, among other things, remove all current members of the Board of Directors and to elect five new directors nominated by the Brosh Group. This extraordinary general meeting is scheduled to take place on May 23, 2017. The Company intends to pursue legal action to confirm its view that the extraordinary general meeting is being called unlawfully by the Brosh Group. The Board of Directors has recommended that shareholders vote against the removal of the current directors and against the election of the nominees of the Brosh Group, and the Company is soliciting proxies from shareholders on this basis. Our business, operating results or financial condition could be harmed by this proxy contest because, among other things:

•      Responding to the proxy contest is costly and time-consuming, is a significant distraction for our Board of Directors, management and employees, and diverts the attention of our Board of Directors and senior management from the pursuit of our business strategy, which could adversely affect our results of operations and financial condition;

•      Perceived uncertainties as to our future direction, our ability to execute on our strategy, or changes to the composition of our Board of Directors or senior management team may lead to the perception of a change in the direction of our business, instability or lack of continuity which may be exploited by our competitors, and may result in the loss of potential business opportunities and make it more difficult to attract and retain qualified personnel and business partners; and

•      The expenses for legal and advisory fees and administrative and associated costs incurred in connection with responding to the proxy contest and the related litigation may be substantial.

In addition, the market price of our common stock could be subject to significant fluctuation or otherwise be adversely affected by the uncertainties described above or the outcome of the proxy contest.

Provisions of Israeli law and our amended and restated articles of association may delay, prevent or otherwise impede a merger with, or an acquisition of, our company, which could prevent a change of control, even when the terms of such a transaction are favorable to us and our shareholders.

Israeli corporate law regulates mergers, requires tender offers for acquisitions of shares above specified thresholds, requires special approvals for transactions involving directors, officers or significant shareholders and regulates other matters that may be relevant to such types of transactions. For example, a merger may not be consummated unless at least 50 days have passed from the date on which a merger proposal is filed by each merging company with the Israel Registrar of Companies and at least 30 days have passed from the date on which the shareholders of both merging companies have approved the merger. In addition, a majority of each class of securities of the target company must approve a merger. Moreover, a tender offer for all of a company's issued and outstanding shares can only be completed if the acquirer receives positive responses from the holders of at least 95% of the issued share capital. Completion of the tender offer also requires approval of a majority of the offerees that do not have a personal interest in the tender offer, unless, following consummation of the tender offer, the acquirer would hold at least 98% of our outstanding shares. Furthermore, the shareholders, including those who indicated their acceptance of the tender offer, may, at any time within six months following the completion of the tender offer, petition an Israeli court to alter the consideration for the acquisition, unless the acquirer stipulated in its tender offer that a shareholder that accepts the offer may not seek such appraisal rights.

Furthermore, Israeli tax considerations may make potential transactions unappealing to us or to our shareholders whose country of residence does not have a tax treaty with Israel exempting such shareholders from Israeli tax. See Item 10.E. “Taxation -Israeli Taxation Considerations” for additional information.

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

Our executive offices are located in Tel Aviv, Israel. In addition, the majority of our officers and directors are residents of Israel. Accordingly, political, economic and military conditions in Israel may directly affect our business. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its neighboring countries, the Hamas militant group and the Hezbollah. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its trading partners could adversely affect our operations and results of operations. Since October 2000, there have been increasing occurrences of terrorist violence. In 2006, a conflict between Israel and the Hezbollah in Lebanon resulted in thousands of rockets being fired from Lebanon into Israel. In 2008, Israel engaged in an armed conflict with Hamas in the Gaza Strip, which involved missile strikes against Israel and negatively affected business conditions in Israel. In 2012 and 2014, Israel experienced a similar armed conflict, resulting in hundreds of rockets being fired from the Gaza Strip. Ongoing and revived hostilities or other Israeli political or economic factors, such as, an interruption of operations at the Tel Aviv airport, could prevent or delay shipments of our components or products. If continued or resumed, these hostilities may negatively affect business conditions in Israel in general and our business in particular. In the event that hostilities disrupt the ongoing operation of our facilities or the airports and seaports on which we depend to import and export our supplies and any product candidates, our operations may be materially adversely affected.

In addition, since 2010 political uprisings and conflicts in various countries in the Middle East, including Egypt and Syria, are affecting the political stability of those countries. It is not clear how this instability will develop and how it will affect the political and security situation in the Middle East. This instability has raised concerns regarding security in the region and the potential for armed conflict. Any potential future conflict could also include missile strikes against parts of Israel, including our offices and facilities. Such instability may lead to deterioration in the political and trade relationships that exist between the State of Israel and certain other countries. Any armed conflicts, terrorist activities or political instability in the region could adversely affect business conditions, could harm our results of operations and could make it more difficult for us to raise capital. Parties with whom we do business may sometimes decline to travel to Israel during periods of heightened unrest or tension, forcing us to make alternative arrangements when necessary in order to meet our business partners face to face. Several countries, principally in the Middle East, still restrict doing business with Israel and Israeli companies, and additional countries may impose restrictions on doing business with Israel and Israeli companies if hostilities in Israel or political instability in the region continues or increases. Similarly, Israeli companies are limited in conducting business with entities from countries that are considered to be in a state of war with Israel. In addition, the political and security situation in Israel may result in parties with whom we have agreements involving performance in Israel claiming that they are not obligated to perform their commitments under those agreements pursuant to force majeure provisions in such agreements.

Our commercial insurance does not cover losses that may occur as a result of an event associated with the security situation in the Middle East or for any resulting disruption in our operations. Although the Israeli government has in the past covered the reinstatement value of certain damages that were caused by terrorist attacks or acts of war, we cannot assure you that this government coverage will be maintained or, if maintained, will be sufficient to compensate us fully for damages incurred and the government may cease providing such coverage or the coverage might not suffice to cover potential damages. Any losses or damages incurred by us could have a material adverse effect on our business. Any armed conflicts or political instability in the region would likely negatively affect business conditions generally and could harm our results of operations.

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

The vast majority of our expenses are in U.S. dollars and New Israeli Shekels, or NIS. Our functional currency is the U.S. dollar and substantially all of our financial resources are denominated by U.S. dollars. As a result, we are exposed to the risks that the NIS may appreciate relative to the U.S. dollar, or if the NIS instead devalues relative to the U.S. dollar, that the inflation rate in Israel may exceed such rate of devaluation of the NIS, or that the timing of such devaluation may lag behind inflation in Israel. In any such event, the U.S. dollar cost of our operations in Israel would increase and our U.S. dollar-denominated results of operations would be adversely affected. For instance, in 2016, approximately 20% of our expenses were denominated in NIS. Changes of 5% and 10% in the U.S. dollar - NIS exchange rate would have increased/decreased our operating expenses by 0.97% and 1.86%, respectively. The exchange rate as of December 31, 2016 was $1.00 = NIS 3.845. We cannot predict any future trends in the rate of inflation in Israel or the rate of devaluation (if any) of the NIS against the U.S. dollar.

In the past, we received Israeli government grants for certain of our research and development activities. The terms of those grants may require us, in addition to payment of royalties, to satisfy specified conditions in order to manufacture products and transfer technologies outside of Israel. We may be required to pay penalties in addition to repayment of the grants.

Our research and development efforts, during the period between May 1, 2009 and April 30, 2010, were financed in part through royalty-bearing grants, in an amount of $106,494 that we received from the Israel Innovation Authority, or the IIA, (formerly known as the Office of the Chief Scientist) of the Israeli Ministry of Economy and Industry. With respect to such grants we are obligated to pay royalties at a rate of 3% to 5% on sales proceeds from MDX, according to the IIA's approval, the company is required to pay royalties from any income generated in connection with delayed release metadoxine tablets up to the total amount of grants received, linked to the U.S. dollar and bearing interest at an annual rate of LIBOR applicable to dollar deposits.

A recent amendment, or Amendment No. 7, to the Law for the Encouragement of Research, Development and Technological Innovation in the Industry, 1984-5744, or the R&D Law, mandated the formation of the IIA to replace the Chief Scientist. Pursuant to Amendment No. 7, the IIA may establish new guidelines and promulgate new regulations under the R&D Law. These changes in the structure of the IIA and the R&D Law may affect our existing or future IIA programs and related obligations. At this stage, we cannot predict what changes, if any, the new authority may make.

The R&D Law and the regulations promulgated thereunder provide that when a company develops know-how, technology or products using IIA grants, the terms of these grants and the R&D Law restrict the transfer of such know-how, and the transfer of manufacturing or manufacturing rights of such products, technologies or know-how outside of Israel, without the prior approval of the IIA. Therefore, if aspects of our technologies are deemed to have been developed with IIA funding according to the R&D Law, the discretionary approval of the IIA may be required for any transfer to third parties outside of Israel of know-how or manufacturing or manufacturing rights related to those aspects of such technologies, and may result in payment of increased royalties (both increased royalty rates and increased royalties ceilings) and/or payment of additional amounts to the IIA. We may not receive those approvals. Furthermore, according to the R&D Law, the IIA may impose certain conditions on any arrangement under which it permits us to transfer technology or development out of Israel (including for the purpose of manufacturing).

The R&D Law and the regulations promulgated thereunder provide that the transfer of IIA-supported technology or know-how outside of Israel may involve the payment of additional amounts depending upon the value of the transferred technology or know-how, the amount of IIA support, the time of completion of the II|-supported research project and other factors up to a maximum of six times the amount of grants received. These restrictions and requirements for payment may impair our ability to sell our technology assets outside of Israel or to outsource or transfer development or manufacturing activities with respect to any product or technology outside of Israel. Furthermore, the consideration available to our shareholders in a transaction involving the transfer outside of Israel of technology or know-how developed with IIA funding (such as a merger or similar transaction) may be reduced by any amounts that we are required to pay to the IIA.

Our obligations and limitations pursuant to the R&D Law are not limited in time and may not be terminated by us at will. As of the date hereof, we have not been required to pay any royalties with respect to the IIA grants. As of the date hereof, production of bulk drug substance and drug products required for our clinical trials does not involve manufacture of IIA supported products, technologies or know-how, and/or transfer of IIA supported technologies or know-how, and therefore no IIA's approval has been sought after or required in connection with such production by our third-party manufacturers.

It may be difficult to enforce a judgment of a U.S. court against us and our officers and directors and the Israeli experts named herein in Israel or the United States, to assert U.S. securities laws claims in Israel or to serve process on our officers and directors and these experts.

We were incorporated in Israel. Most of our executive officers and directors reside outside of the United States, and most of our assets and most of the assets of these persons are located outside of the United States. Therefore, a judgment obtained against us, or any of these persons, including a judgment based on the civil liability provisions of the U.S. federal securities laws, may not be collectible in the United States and may not necessarily be enforced by an Israeli court. It also may be difficult for you to effect service of process on these persons in the United States or to assert U.S. securities law claims in original actions instituted in Israel. Additionally, it may be difficult for an investor, or any other person or entity, to initiate an action with respect to U.S. securities laws in Israel. Israeli courts may refuse to hear a claim based on an alleged violation of U.S. securities laws reasoning that Israel is not the most appropriate forum in which to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proven as a fact by expert witnesses, which can be a time consuming and costly process. Certain matters of procedure will also be governed by Israeli law. There is little binding case law in Israel that addresses the matters described above. As a result of the difficulty associated with enforcing a judgment against us in Israel, you may not be able to collect any damages awarded by either a U.S. or foreign court.

Your rights and responsibilities as a shareholder will be governed by Israeli law, which differs in some material respects from the rights and responsibilities of shareholders of U.S. companies.

The rights and responsibilities of the holders of our Ordinary Shares are governed by our amended and restated articles of association and by Israeli law. These rights and responsibilities differ in some material respects from the rights and responsibilities of shareholders in typical U.S.-based corporations. In particular, a shareholder of an Israeli company has certain duties to act in good faith and fairness towards the Company and other shareholders, and to refrain from abusing its power in the Company. See Item 7. “Major Shareholders and Related Party Transactions” for additional information. There is limited case law available to assist us in understanding the nature of this duty or the implications of these provisions. These provisions may be interpreted to impose additional obligations and liabilities on holders of our Ordinary Shares that are not typically imposed on shareholders of U.S. corporations.

We are subject to anti-takeover provisions that could delay or prevent our acquisition by another entity.

Provisions of Israeli corporate and tax law and of our amended and restated articles of association may have the effect of delaying, preventing or making more difficult any merger or acquisition of us. In addition, any merger or acquisition of us will require the prior consent of the IIA, if intellectual property is removed from Israel, as well as the Investment Center of the Israeli Ministry of Industry, Trade and Employment, or the Investment Center. Israeli law regulates mergers, votes required to approve a merger, acquisition of shares through tender offers and transactions involving significant shareholders. Any of these provisions may make it more difficult to acquire us. Accordingly, our acquisition by another entity could be delayed or prevented even if it would be beneficial to our shareholders.

Our operations may be disrupted as a result of the obligation of management or key personnel or consultants to perform military service.

Our male employees and consultants in Israel, including members of our senior management, may be obligated to perform one month, and in some cases longer periods, of annual military reserve duty until they reach the age of 40 (or older, for citizens who hold certain positions in the Israeli armed forces reserves). In this connection, we note that our Chief Financial Officer and Chief Operating Officer, Dr. Tomer Berkovitz, is 37 years old. In the event of a military conflict, they and other of our key personnel or consultants may be called to active duty. In response to increases in terrorist activity, there have been periods of significant call-ups of military reservists. It is possible that there will be similar large-scale military reserve duty call-ups in the future. Our operations could be disrupted by the absence of a significant number of our officers, directors, employees and consultants. Such disruption could materially adversely affect our business and operations.

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

We are an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933, or the Securities Act, as modified by the JOBS Act. As such, we are eligible to, and intend to, take advantage of certain exemptions from various reporting requirements applicable to other public companies that are not “emerging growth companies” such as not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002. We could remain an “emerging growth company” for up to five years from our initial public offering in 2013, or until the earliest of (a) the last day of the first fiscal year in which our annual gross revenue exceeds $1.07 billion, (b) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, which would occur if the market value of our Ordinary Shares that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter, or (c) the date on which we have issued more than $1 billion in nonconvertible debt during the preceding three-year period. Our wholly owned U.S. subsidiary, Alcobra, Inc., has been appointed our agent in the United States and is located at 101 West Elm Street, Suite 350, Conshohocken, PA, 19428.

We did not have any significant capital expenditures in 2014, 2015 and 2016. We have financed our capital expenditures with cash generated from proceeds from sales of our equity securities. We do not anticipate any significant capital expenditures in fiscal year 2017.

4.B.	Business overview

Who We Are

We are an emerging pharmaceutical company primarily focused on the development and commercialization of proprietary pharmaceutical products. Our product candidates include: (i) ADAIR, a proprietary, abuse-deterrent oral formulation of immediate-release (short-acting) dextroamphetamine for the treatment of ADHD and Narcolepsy; and (ii) MDX, a proprietary oral drug, for the treatment of ADHD and other cognitive disorders, including Fragile X. We are currently exploring strategic alternatives, which may include acquisition of new assets and/or partnering or monetization of our existing products.

ADAIR for the Treatment of ADHD

Stimulant abuse is unique and challenging since the abuse and addiction risks of stimulants are not restricted to those who are prescribed the medications. Published data report that stimulants are almost twice as likely to be diverted (i.e., given away or sold) than other scheduled medications, such as opioid, sleep or anxiety medications. It has been reported that between 25-60% of teenagers and college students with ADHD have been approached at some point to give away or sell their prescription stimulants and over 60% of college students with ADHD admit to having diverted their ADHD prescription medication.

Immediate-Release, or IR, stimulants are more prone to abuse than Extended-Release stimulants and are the fastest growing market in the ADHD market in recent years. According to IMS, between 2010 and 2016, the total US prescription count for ADHD medications grew by 44%, from almost 49 million to over 70 million prescriptions, and half of that growth went to IR stimulants. In 2016, 26 million prescriptions were filled in the United States for IR stimulants.

In terms of routes of abuse, published studies report that 40% or more of people who misuse or abuse prescription stimulants, do so by snorting or injecting these products. These methods of abuse drive a more rapid increase in dopamine levels that drive the subjective, or re-enforcing effects of these drugs. Consequently, these abuse routes are thought to bring the abuser one step closer to addiction and dependence.

Abuse of prescription central nervous system, or CNS stimulants is a large and growing public health challenge, yet the ADHD market is devoid of any abuse-deterrent products. This unmet need prompted us to design ADAIR as an oral formulation of an IR short-acting dextro-amphetamine, and included the development and in vitro testing of multiple formulations, followed by the selection of the optimal, proprietary formulation of ADAIR that is intended to introduce certain barriers limiting this product’s abuse by snorting or injecting.

We held a pre-IND meeting with the FDA in January 2017 to present our drug candidate and discuss the development path and requirements to support an NDA filing for ADAIR. The meeting results confirmed a roadmap for a potentially rapid 505(b)(2) development path towards a planned NDA submission for ADAIR in the second half of 2018.

We intend to be the first to introduce a proprietary abuse-deterrent IR dextro-amphetamine drug to the market, and intend to leverage our agility, flexibility and know-how to utilize such a position for the benefit of patients, physicians and our community.

MDX for the Treatment of ADHD

In contrast to the most common available treatments, which involve the use of stimulants, MDX is not a stimulant and employs a different mechanism of action that is neither dopaminergic (related to dopamine) nor noradrenergic (related to norepinephrine). To date, we have conducted several clinical studies in MDX for ADHD, including two Phase 3 studies described below.

In October 2014, we reported the results of a 300 subject double-blind placebo-controlled Phase 3 study in adult ADHD. The study’s primary efficacy endpoint did not reach statistical significance. A non-significant favorable trend was observed on the primary efficacy measure, the change from baseline to endpoint in the investigator version of the 18 item Conners Adult ADHD Rating Scale (CAARS-Inv). Other secondary measures showed strong or statistically significant trends. Similar to previous studies, MDX showed a favorable safety profile.

In the second quarter of 2015, we launched the MEASURE study (MDX Evaluation in Adults — Study of Response and Efficacy). The MEASURE study was our second Phase 3 study of MDX in adults with ADHD. The study included design and operational elements to potentially mitigate placebo response and reduce treatment response variability. In September 2016, the FDA placed a full clinical hold on our IND applications for MDX in ADHD and Fragile X. The FDA indicated that the clinical hold was due to adverse neurophysiological findings in long-term pre-clinical studies. Following the clinical hold and our meeting with the FDA, we decided to analyze the data of Full Analysis Set (n=283) from the study. In January 2017, we reported that the MEASURE study did not reach the primary efficacy measure, the change from baseline to endpoint in the CAARS-Inv.

MDX for the Treatment of Fragile X

We are also studying MDX for the treatment of Fragile X, a rare neurogenetic disorder related to autism marked by severe intellectual disability. In June 2015, we reported that our Phase 2 exploratory clinical study of MDX in adolescent and adult patients with Fragile X did not achieve statistical significance on the primary measure, the change from baseline to endpoint in the inattentive subscale of the ADHD Rating Scale-IV, yet demonstrated statistically significant improvements in certain clinically meaningful behavioral and cognitive endpoints, including the Vineland II Daily Living Skills Assessment. The FDA has granted fast track designation and Orphan Drug status to MDX for the treatment of Fragile X.

In October 2015, we met with the FDA to discuss the results of our Phase 2 study in Fragile X and the requirements for NDA submission of MDX in this therapeutic indication. The FDA concurred that results from a single short-term, adequate and well-controlled efficacy study in adolescents and adult patients with Fragile X may be sufficient to support a claim of efficacy for approval of MDX in this indication (in line with the FDA's Guidance for Industry — Providing Evidence of Effectiveness for Human Drug and Biological Products, May 1998). We plan to submit a separate application for pediatric patients (ages 4-11) following FDA approval via a supplemental NDA. The FDA confirmed that the Vineland II Daily Living Skills Assessment could serve as the primary assessment in the adolescents and adults Fragile X pivotal study. In September 2016, the FDA placed a full clinical hold on our IND applications for MDX in ADHD and Fragile X. We may explore business development opportunities for Fragile X outside the United States.

To date, we have not generated revenue from the sale of any product, and we do not expect to generate significant revenue unless and until we obtain marketing approval of, and commercialize, MDX, ADAIR or any other product candidate. As of December 31, 2016, we had an accumulated deficit of $95.6 million.

Our Strategic Plan

Our objective is to develop and commercialize proprietary pharmaceutical products. To this effect, we intend to develop and seek marketing approvals from the FDA and other worldwide regulatory bodies for ADAIR, MDX and other potential product candidates. We may seek partnership or monetization opportunities for MDX and/or ADAIR. In addition, we explore strategic alternatives, including transformative M&A opportunities, to enhance our pipeline. To achieve these objectives, we plan to:

•	seek the necessary regulatory approvals to complete the clinical development of ADAIR for the treatment of ADHD and, if successful, file for marketing approval in the United States and other territories;

•	seek the necessary regulatory approvals to complete the clinical development of MDX independently or in conjunction with other pharmaceutical companies for the treatment of ADHD and/or Fragile X in adults and children, and, if successful, file for marketing approval in the United States, Europe, and/or other territories;
•	seek monetization opportunities for MDX;

•	prepare to commercialize ADAIR by establishing independent distribution capabilities or in conjunction with other pharmaceutical companies in the U.S. and other key markets; and

•	continue our business development activities and seek partnering, licensing, M&A opportunities or other transactions to further develop our pipeline and drug-development capabilities and take advantage of our financial resources for the benefit of increasing shareholder value.

About Stimulant Abuse

Stimulants, including over-the-counter and prescription medicines and illicitly manufactured and distributed drugs, are among the most widely abused substances. The most severe public health and societal problems related to stimulants result from abuse of illicitly manufactured stimulants including cocaine, methamphetamine, and various synthetic stimulants.

The class of drugs collectively referred to as “stimulants” includes amphetamine-based medicines placed in Schedule II of the CSA, methylphenidate and prescription cocaine. Schedule II is reserved for drugs that carry the highest risk of abuse and dependence yet which have been approved for medicinal use. The most widely used first line medications for ADHD are the amphetamine and methylphenidate-containing stimulant products. The methylphenidate-containing products are all single active entity products, whereas the amphetamine products included amphetamine as well as mixed amphetamine salts.

Prescription stimulants, while being an established, effective and recommended pharmacologic treatment for ADHD, are also widely misused and abused; however, users of this category of product do not demonstrate singular patterns of use, or associated risks and outcomes. Nonmedical use of prescription stimulants includes both abuse, e.g., to “get high” and produce “euphoria”, as well as misuse, e.g., to enhance the ability to meet occupational demands, alertness while driving, and improve academic performance by enhancing alertness and counteracting fatigue and sleepiness. Abuse can produce severe adverse consequences, and on rare occasions also death, and contributes to diversion of medicines from prescribed users, as well as illicit marketing. Furthermore, nonmedical use of prescription stimulants, even for the intent of occasional enhancement of alertness and performance, can also lead to more harmful patterns of use of stimulants.

Prescription products are often diverted for use by nasal insufflation, smoking and injecting. An abuse-deterrent formulation may do little to discourage oral ingestion to enhance occupational or academic performance, i.e., misuse, but, depending on the properties of the formulation, could reduce the risks of adverse effects by anyone who would attempt to abuse it by nasal insufflation, smoking or injecting, and reduce the contribution of prescription stimulants to problems associated with stimulant abuse. Some studies suggest a relatively higher rate of abuse of IR formulations relative to extended release, or ER, formulations, although all of these medications carry the risk of abuse.

Potential Harms, Side Effects, and Other Public Health Consequences of Stimulant Abuse

Abuse of amphetamines and other stimulants is associated with a number of negative health consequences. These individual and public health concerns have been extensively studied and well characterized in the medical literature.

Acute Stimulant Intoxication

Acute stimulant intoxication may result in a number of cardiovascular-related adverse events, including chest pain, myocardial infarction, palpitations, arrhythmias, thromboembolism, tachycardia, sinus bradycardia, ventricular premature depolarization, ventricular tachycardia degeneration resulting in the need for defibrillation, asystole, peripheral vasculopathy and/or sudden death from respiratory or cardiac arrest, as well as other adverse events such as strokes, seizures, pneumothorax, headaches and tinnitus. Stimulant intoxication is also associated with several psychiatric symptoms, including rambling speech, transient ideas, paranoid ideation, auditory hallucinations, tactile hallucinations and psychosis.

High dosages of amphetamines and other stimulants can lead to aggressive or violent behavior (which may lead to self-harm or harm to others), intense temporary anxiety resembling panic disorder or generalized anxiety disorder or mania, as well as paranoid ideation and psychotic episodes that resemble schizophrenia. Taking extremely high doses of stimulants may also result in dangerously high body temperatures, irregular heartbeat, cardiovascular problems and seizures.

Consequences of Chronic Stimulant Misuse/Abuse

Although it remains unclear whether the misuse of controlled medications precedes other substance use behaviors, stimulant misuse is correlated with a higher risk for substance use, with some evidence suggesting greater severity relative to controls.

Long-term stimulant abuse disorder can lead to chaotic behavior, social isolation, aggressive behavior and sexual dysfunction. Individuals exposed to amphetamine-type stimulants have been reported to develop stimulant use disorder in as rapidly as one week.

Furthermore, individuals may increase their use of stimulant products after abuse of amphetamines due to being conditioned to the positive reinforcing effects of euphoria, increased energy and enhanced social and vocational interactions. Users subsequently find that higher doses produce stronger psychoactive effects, and that non-approved routes of administration produce even greater effects. Tolerance to euphoria develops, followed by even more frequent use of larger amounts of stimulants.

Tolerance will develop with repeated use, and withdrawal symptoms (hypersomnia, increased appetite, dysphoria) may occur and enhance cravings. Stimulant withdrawal can lead to depression, suicidal ideation, irritability, anhedonia, emotional lability and disturbances in attention and concentration. There may be temporary depressive symptoms that may meet the criteria for major depressive episode. Stimulant use can also lead to conditioned responses to drug-related stimuli, which may lead to relapse in someone with a previous stimulant use disorder.

Extended abuse of stimulants can lead to psychological symptoms, such as hostility or paranoid psychosis. In addition to health status, the consequences of such substance use impact the individuals using drugs, their families and society at large, with severe repercussions possible at both the individual and public health level resulting from the chronic abuse and/or misuse of stimulants, such as teenage pregnancy, domestic violence, motor vehicle accidents, crime, poor work performance and impaired personal relationships.

Regulatory Support for Abuse-Deterrent Technologies

The general pharmacologic rationale for abuse-deterrent stimulants is similar to the rationale of abuse-deterrent opioids used to treat and manage pain as described in the FDA 2015 Guidance on Abuse-Deterrent Opioid. The FDA clearly articulated the rationale for the development of abuse-deterrent technologies, as well as cited its limitations, in its 2015 Guidance, pp. 1-2:

Prescription opioid products are an important component of modern pain management. However, abuse and misuse of these products have created a serious and growing public health problem. One potentially important step towards the goal of creating safer opioid analgesics has been the development of opioids that are formulated to deter abuse. FDA considers the development of these products a high public health priority. Because opioid products are often manipulated for purposes of abuse by different routes of administration or to defeat extended-release (ER) properties, most abuse-deterrent technologies developed to date are intended to make manipulation more difficult or to make abuse of the manipulated product less attractive or less rewarding. It should be noted that these technologies have not yet proven successful at deterring the most common form of abuse—swallowing a number of intact capsules or tablets to achieve a feeling of euphoria. Moreover, the fact that a product has abuse-deterrent properties does not mean that there is no risk of abuse. It means, rather, that the risk of abuse is lower than it would be without such properties. Because opioid products must in the end be able to deliver the opioid to the patient, there may always be some abuse of these products.

Regulatory communications regarding the application of abuse-deterrent technologies for approved stimulants continue to emerge. In 2014, Janet Woodcock, M.D., Director, Center for Drug Evaluation and Research, stated that the FDA encourages the development of abuse-deterrent formulations for controlled substances, while also noting that the science surrounding abuse-deterrent technology is relatively new. In public meetings, FDA officials have made comments related to interest in the application of abuse-deterrent technologies for stimulants, as well as other drugs of abuse. In practice, it has been evident that the FDA engages with sponsors of abuse-deterrent formulations on a product-by-product basis, sometimes requiring an abuse-deterrent assessment as part of the development to inform approval and labeling processes by the FDA.

Relationship between Route of Administration, Speed of Onset and Abuse Potential

Abuse-deterrent stimulants would be expected to contribute to comprehensive drug control and public health improvement by potentially reducing at least the most dangerous routes of abuse of prescription stimulants. Such formulations would potentially reduce the attractiveness of prescription stimulants as targets for diversion by those who prefer to tamper and otherwise use these stimulants by riskier routes of administration. However, because a large number of patients derive significant benefit from appropriate use of these prescription stimulants, any addition of an abuse-deterrent technology must preserve therapeutic access and utility of the medication.

Speed of onset/route of administration has been accepted as being important in evaluating an abuse-deterrent formulation, even though there have been few laboratory studies confirming its relationship with abuse potential. The relationship between route of administration, the rate of onset of subjective effects, and the abuse potential of drugs is generally accepted due to a history of anecdotal reports and clinical experience with drug abusers, though there is little epidemiological data to confirm this relationship.

In general, the oral route is associated with lower abuse liability because of slower absorption rates and slower onset of effects compared to other routes of administration. Inhalation, insufflation and injection of drugs are associated with far more rapid absorption and faster onset of effects when compared to oral ingestion. In general, oral use of stimulants results in the slowest rate of absorption, while insufflation is relatively faster; smoking and intravenous, or IV, use of stimulants evoke even more rapid absorption, and more intense and rapid physiological and subjective responses.

Amphetamine, like cocaine, forms molecules that are highly soluble in lipids, and is subsequently rapidly transported to the brain through the blood-brain barrier. Routes of administration that deliver the drug directly into the bloodstream (insufflation, smoking, IV), bypassing the digestive system, would be expected to cause faster onset of psychoactive effects. Therefore, reducing the risk of abuse via insufflation, smoking, and injection is a potential public health goal, because the speed of the absorption of stimulants is an important determinant of a product’s abuse potential as is the case for opioids, and is also related to the overall potential risks of the drug product.

Many people who use amphetamines and other stimulants for the purposes of getting high prefer routes of administration that provide rapid onset of effects. Recreational users often administer psychostimulants at doses several-fold higher than those approved for therapeutic use. In order to achieve its maximum pharmacologic effect, the largest quantity of drug must be delivered into the CNS in the shortest possible time. For instance, a published study found that the reinforcing properties of methylphenidate occur when the drug elicits a large and fast dopamine increase but has only therapeutic properties when there is a slow, steady-state increase in dopamine caused by the drug. This leads drug abusers to progress from relatively safe methods of self-administration, such as oral ingestion of marketed doses of stimulants, to increasingly higher dosages and more dangerous routes of administration, e.g., smoking, insufflating and injecting.

Insufflation and oral administration of d-amphetamine in the range of 2.5-15 milligrams, or mg, produces a number of similar psychoactive effects to those caused from the use of cocaine (alertness, energetic vitality, confident assertiveness and a decrease in appetite and fatigue). Absorption through insufflation, however, is faster with more intense effects relative to oral administration.

In addition, the misuse and abuse of stimulants via alternate routes (i.e., other than oral) are associated with a number of other negative outcomes that may have greater impact on the individual and public health than those associated with oral abuse. Beyond the effects noted above in common with oral administration, abuse via insufflation can lead to sinusitis, irritation, bleeding of the nasal mucosa, and a perforated nasal septum. Smoking can lead to increased risk for respiratory problems such as coughing, bronchitis and pneumonitis.

Abuse via injection may lead to puncture marks and ‘tracks’. Frequent injection may lead to increased risk of infection, including endocarditis and its complications such as stroke and transient ischemic attack, Hepatitis B, human immunodeficiency virus, and other blood-borne diseases. Injection has been found to be a significant predictor of the severity of psychological morbidity associated with amphetamine abuse, and avoidance of injection has been recommended as a step that users can take to reduce the negative psychological impact of amphetamine use.

Prevalence of Prescription Stimulant Misuse/Abuse

The National Survey on Drug Use and Health, or NSDUH, is an annual household-based survey of the U.S. population aged 12 years and older, which is used to estimate national prevalence statistics. It includes questions regarding nonmedical use of stimulants and queries lifetime use of some specific drugs. It does not ask about the use of specific drugs for the past year or past month, but rather asks about “stimulants” as a category separate from cocaine and methamphetamine. The data from the NSDUH are the most frequently cited for estimating the prevalence of drug misuse and abuse at a national level.

According to the 2015 NSDUH report, over 5 million individuals ages 12 years or older in the United States misused prescription stimulants in the previous year. This figure represents approximately 2% of the U.S. population in that age group. Rates of misuse of prescription stimulants increased from age 12 and peaked at age 21 where an estimated 10% of the population reported misuse of prescription stimulants, before declining in older adults. Among those who misused prescription stimulants, over 90% misused prescription amphetamines, e.g., Adderall, dextroamphetamine.

In addition to NSDUH, there are other surveillance efforts in the United States that can be used to monitor drug abuse, including abuse of stimulants. These efforts include the Drug Abuse Warning Network Emergency Department, or DAWN-ED.

DAWN-ED collected data from hospital emergency department visits that involve nonmedical use of prescription and over-the-counter medications as well as dietary supplements. Nonmedical use is defined in the DAWN system as: (1) taking a higher than prescribed or recommended dose of a pharmaceutical (contrary to directions or labeling); (2) taking a pharmaceutical product prescribed for another individual; (3) malicious poisoning of one individual by another; or (4) substance abuse involving pharmaceuticals. A location-stratified sample of 233 hospitals contributed data for the 2011 annual report (the last year from which data are available); sample weights were applied to estimate national figures taking into account hospital size and ownership, metropolitan area and underlying population. DAWN-ED data cannot be used to estimate prevalence, however, since the system relies on spontaneous visits to these facilities. The 2011 DAWN-ED data (2011) for stimulants and other drugs shows that whereas analgesics including opioids were by far the most frequently reported CNS drug involved in emergency department visits reported by DAWN-ED. More than 40,000 emergency department visits involving nonmedical use of stimulants were reported by the DAWN system, confirming that non-medical use of stimulants is also a serious problem. The DAWN-ED data show that the vast majority of visits related to use of amphetamine-dextroamphetamine were due to nonmedical use (Figure 1). Data from 2004-2011 show that the estimated number of emergency department visits related to nonmedical use of amphetamine-dextroamphetamine formulations rose dramatically over this period, while rates of nonmedical use of other stimulants have remained relatively low and stable (Figure 2).

Figure 1: DAWN: Rates of ED Visits by Type of Use and Age (years), 2011

Figure 2: DAWN: Estimated ED Visits Related to Nonmedical Use of CNS Stimulants, 2004-2011.

Monitoring the Future, or MTF, is a national annual survey that has been conducted every year since 1975 by the University of Michigan on behalf of the U.S. National Institutes of Health. The survey of 8th, 10th, 12th graders is used to measure prevalence and attitudes concerning drug abuse. This survey also collects data on a sample of college students and young adults. The survey includes questions regarding past month, past year and lifetime prevalence of use of various drugs, including stimulants. The MTF report reported in 2015 that the prevalence of non-medical use of prescription amphetamines such as Adderall had grown to 7.5% of all 12th graders. In comparison, the prevalence figures for non-medical use by young adults and college students were 7.7% and 10.7%, respectively.

Epidemiologic Data on Routes of Administration

Review of published literature on nonmedical amphetamine use seems to identify two distinct patterns of misuse/abuse, correlating with different routes of administration and populations. In surveys of undergraduate and graduate student populations, misuse of amphetamines is commonly reported for the purposes of cognitive enhancement (improving work/academic performance, studying for exams) and generally involves oral misuse. Oral use is the most common route of administration among this population. Alternatively, publications reporting on amphetamine abuse in populations of drug users, toxic exposures and experienced drug abusers generally include descriptions of routes that deliver the drug in the most rapid and efficient way possible, such as IV injection.

Although it remains unclear whether the misuse of controlled medications precedes other substance use behaviors, stimulant misusers manifest not only a higher risk for substance use disorder but also a more severe form of it when compared to controls.

While the publicly available sources of epidemiological data do not contain the necessary information to validate this theory of distinct populations of misusers and abusers, the published studies examined in this document seem to support it. Studies of nonmedical use of stimulants conducted in educational settings (colleges, universities), where misuse was most likely associated with sporadic cognitive enhancement, showed that the population surveyed reported misuse primarily through the oral route and also through insufflation (snorting). There were also reports of smoking and injection among members of this population. In contrast, among experienced amphetamine abusers, it has been reported that rates of injection were much higher and in some cases dominated the routes of administration for use.

Therapeutic Needs and Potential Benefits

Role of IR Stimulants in Treatment of ADHD

Currently, we are not aware of any approved stimulants in the United States with abuse deterrent labeling, as exists for abuse deterrent opioid painkillers. Clinicians and patients benefit from having a range of treatment options for ADHD, as patients' needs vary. IR stimulants are useful for treatment of ADHD in pediatric and adult patients.

Clinical evidence of the efficacy of both IR and ER stimulants suggests that effective treatment of ADHD depends on delivery of appropriate dosing throughout the day. Patients may use a combination of short and long-acting formulations in order to achieve maximal effect. Short-acting stimulants can be used in some patients with ADHD to avoid sleep disturbances.

Prescribing Data

Prescribing data provides additional evidence of the therapeutic need for IR amphetamine (AMP) products. From 2010 to 2016, prescriptions for ADHD stimulants increased 44%, from close to 49 million to over 70 million prescriptions. During that period, prescriptions for IR stimulants increased nearly 75% (14.7 million to 25.6 million) (source: IMS Health, National Prescription Audit™ [NPA™]). IR stimulants are the most commonly prescribed medication for adults with ADHD and constitute 50% of ADHD prescriptions for adults (vs. 46% ER stimulants and 4% non-stimulant medicines). Of those prescriptions for IR stimulants, the majority were for IR AMP (84% vs. 16% IR methylphenidate [MPH]).

ADAIR Product Description

We are developing ADAIR to create barriers to the intranasal, or IN, and IV abuse of IR amphetamine. ADAIR was selected as the lead candidate abuse-deterrent dextroamphetamine sulfate formulation following an extensive evaluation of multiple prototypes tested by dissolution and lab abuse-deterrence assessments, as compared to the evaluation of 10 mg IR dextroamphetamine sulfate reference tablets. ADAIR is an oral, semi-solid, liquid-filled, hard gelatin capsule of an abuse-deterrent IR formulation of dextroamphetamine sulfate, currently manufactured as 10 mg capsules. Additional dosage forms (5–30 mg) are planned.

A set of abuse-deterrence studies, largely based on the FDA guidelines from April 2015 "Abuse-Deterrent Opioids — Evaluation and Labeling; Guidance for Industry," and March 2016 "General Principles for Evaluating the Abuse Deterrence of Generic Solid Oral Opioid Drug Products," have been conducted in collaboration with Capsugel. The physically manipulated preparation of ADAIR (grinding, crushing or cutting the capsule following thermal pre-treatment) could not appreciably pass through a 500 micrometer, or μm, filter, a particle size deemed unsuitable for insufflation. In contrast, 42-47% of the physically manipulated IR dextroamphetamine reference tablet passed through the 500 μm filter, suggesting that it could be insufflated. In comparison with the IR dextroamphetamine reference tablet, ADAIR demonstrated reduced syringeability across a range of volumes of water (2, 5 and 10 milliliters), needle gauges (26, 23, 20 and 18 gauge), in ambient or hot water, and when passed through a cigarette filter. ADAIR mixed in water yielded a viscous, cloudy material, which was usually impossible, and at other times difficult, to syringe. Texture analysis demonstrated that the force required to push the plunger with a manipulated ADAIR filled syringe is far greater than that with manipulated IR dextroamphetamine reference tablet. These studies demonstrate that, as compared to the IR dextroamphetamine reference tablet, ADAIR could display deterrence properties for abuse via IN and IV routes of administration.

Clinical Development Plan

We intend to develop ADAIR for registration through the 505(b)(2) approval pathway, based on a single pivotal bioequivalence study comparing ADAIR and IR dextroamphetamine 10 mg tablet, and to request additional labeling based on studies which demonstrate the IN and IV abuse-deterrence characteristics of the product. The FDA's 505(b)(2) pathway permits the filing of an NDA that contains full safety and efficacy reports, but where at least some of the information required for approval comes from studies not conducted by or for the applicant. Such information could include the FDA’s findings of safety and efficacy in the approval of a similar drug, and for which the applicant has not obtained a right of reference and/or published literature. This approach could expedite the development program for our product candidate by potentially decreasing the amount of clinical data that we would need to generate in order to obtain FDA approval.

The pivotal bioequivalence study will evaluate dextroamphetamine concentrations upon oral administration of ADAIR at a dose of 10 mg (intact capsule) compared to dextroamphetamine concentrations with oral administration of the reference comparator, IR dextroamphetamine sulfate 10 mg tablet. Bioequivalence will be established using statistical analyses as specified by FDA guidance.

A food effect study will evaluate dextroamphetamine concentrations upon oral administration of ADAIR at a dose of 10 mg (intact capsule) given after an overnight fast compared to the dextroamphetamine concentrations with oral administration of ADAIR at a dose of 10 mg (intact capsule) given after consumption of a standard high fat meal. Bioavailability will be established using statistical analyses as specified by FDA guidance.

We will consider conducting an IN human abuse potential study following the evaluation of the feasibility of administering the ADAIR formulation in the nose. A human abuse potential study is conducted in experienced drug users. The drug-liking response to IN ADAIR will be compared with the drug-liking response to IN dextroamphetamine. In addition, the drug-liking response to IN ADAIR will be compared with the drug-liking response to placebo. To demonstrate IN abuse-deterrence, ADAIR should show reduced drug-liking compared to dextroamphetamine, and drug-liking similar to placebo.

We may also consider conducting a Phase 3 study in adults with ADHD (the FDA approved label for dextroamphetamine sulfate tablets already includes adults for the narcolepsy indication, but does not include adults for the ADHD indication). The extension of the label to adults is highly relevant given that most substance abuse of stimulants is observed in younger adults.

About ADHD

The ADHD Market

According to IMS Health, the United States market capitalization for ADHD treatment is estimated to be approximately $10 billion annually, which accounted for approximately 90% of the global ADHD market in 2016. The difference in market sizes between the United States and other countries is driven by different rates of diagnosis and treatment, different pricing, and the number of available brand name medications (non-U.S. markets are dominated by generic drugs). Global prevalence rates of the disease are estimated to be approximately 8-10% of school-aged children and approximately 4-5% of the adult population. Adult diagnosis and treatment, which has grown at approximately 10% annually over the last few years, is forecasted to grow in the near future due to increased disease awareness and less sociological stigmatization towards the condition. In the United States, the rate of treatment with prescription medications is approximately 70% in children and 45% in adults. In 2016, over 70 million prescriptions were filled in the United States for approved ADHD medications whereas less than 44 million prescriptions were filled in 2009. The U.S. market is projected to continue to grow in mid-single digits, driven by an increased prescription rate for adult ADHD. The growth of IR Amphetamines has averaged over 12% annually over the past five years and is projected to continue to grow faster than the overall ADHD market in the foreseeable future.

The international ADHD market is projected to grow at a faster rate than the U.S. market in part because of higher disease recognition and acceptance is expected to increase in both Japan and Europe. The estimated growth rate for the non-U.S. markets is also higher due to the recent launches of major ADHD drugs that have already been marketed in the U.S., such as Vyvanse and Intuniv.

Development of ADHD Symptoms

 Once perceived to only affect children, ADHD is now known to persist into adolescence and adulthood in a sizeable number of cases. The following table illustrates how the nature of ADHD symptoms changes with age:

Children	Adolescents	Adults
Hyperactive	Easily distracted	Shifts activities
Aggressive	Inattentive	Easily bored
Low frustration tolerance		Impatient
Impulsive		Restless

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

The following table illustrates the effects on society when ADHD remains untreated:

Healthcare System	Patient	Family
ñ 50% in bicycle accidents	ñ criminal activity	3-5x more divorce/separation
ñ 33% in ER visits	ñ incarceration	2-4x more sibling fights
2-4x more car accidents

School and Occupation	Society	Employer
46% expelled	Substance use disorders:	Increased parental absenteeism and
35% drop out	2x risk and earlier onset	lower productivity
Lower occupational status	Less likely to quit in adulthood

Diagnosis of ADHD

The diagnosis of ADHD is obtained by a psychiatric assessment which is intended to eliminate other potential causes. A formal diagnosis is completed by a qualified physician and is based on a number of set criteria. The Diagnostic and Statistical Manual of Mental Disorders, fourth edition, or DSM-V, diagnostic criteria are most widely used to diagnose ADHD.

•	DSM-V criteria. The American Psychiatric Association provides a set of standardized criteria for classifying mental disorders known as the Diagnostic and Statistical Manual of Mental Disorders, or DSM. These criteria are based on the premise that attention deficit are distinct and differentiated conditions that are abnormalities resulting from biological origins that can be reliably and objectively measured. The diagnostic criteria include:

•	inattention – the patient makes careless mistakes in activities and is easily distracted;

•	hyperactivity – the patient fidgets, squirms, talks excessively or displays restless behavior;

•	impulsiveness – the patient interrupts others and cannot wait for a turn;

•	there must be clear evidence of significant impairment in social, school, or work functioning;

•	signs of impairment present before 12 years of age and present in two or more settings (school/work and home); and

•	signs are not better accounted for by another mental disorder.

The DSM-V criteria are becoming more prevalent as the diagnostic measure for ADHD in Europe and Japan. If the DSM-V criteria are used, rather than an alternative measure in declining use, a diagnosis of ADHD is three to four times more likely. Consequently, the size of the market in Europe and Japan is set to grow with improved diagnosis rates driven by adoption of the DSM-V criteria.

Key Products – ADHD

The table below lists the four, most sold (to the best of our knowledge) drugs to treat ADHD in 2014 on a worldwide basis are shown in the following table, together with the drug brand name, owner, and historic or expected peak sales. Of the drugs listed, Vyvanse, Concerta and Adderall XR are stimulants and Strattera is a non-stimulant drug.

Brand (launch)	Generic Name	Owner	Global Sales in 2016 U.S. Dollars in Millions	Peak Global Sales U.S. Dollars in Millions
Vyvanse (2007)	Lisdexamfetamine	Shire	2,014	> 2,500 (est. 2019)
Concerta (2000)	OROS Methylphenidate	J&J	863	1,326 (2009)
Strattera (2002)	Atomoxetine	Eli Lilly	855	855 (est. 2016)
Adderall XR (2001)	Mixed Amphetamine Salts	Shire	364	1,102 (2008)

Limitations of Current Treatment Options for ADHD

Because of the significant side effects and abuse potential associated with current stimulant treatment options for ADHD which are classified in the same controlled substance category as narcotics, there is a significant need to develop safe and effective treatment alternatives or formulations which are less prone to tampering and abuse.

Historically, the first line of treatment for ADHD was through stimulants, such as methylphenidate and amphetamine. These are classified as Schedule II controlled substances that can cause dependence and abuse. The danger of prescription drug abuse is one of the main concerns of physicians who treat ADHD. ADAIR was specifically designed to reduce the risk of tampering and abusing stimulants by snorting or injecting them.

About Fragile X

Description of Fragile X

Fragile X is a genetic disorder that is characterized by a high number (>200) of repeated DNA base sequences, or CGG Repeats, in the X chromosome. Fragile X is diagnosed by a blood test that measures the amount of CGG Repeats and, according to the Orphan Drug Act, is a rare disease. These repeated sequences are associated with a change in the amount of Fragile X Mental retardation protein, or FMRP, produced by the cell. A greater reduction in FMRP is associated with more severe physical symptoms and intellectual disability. Through the regulation of protein levels in nerve cells in the brain, FMRP is thought to be involved with brain pathways that undergo change to facilitate learning and memory.

Fragile X is the most common single gene cause of intellectual disability and autism and an unmet medical need exists with no approved drugs for the treatment of Fragile X. Fragile X is named for the broken microscopic appearance of the X chromosome, one of the sex-linked chromosomes that is observed in people with the syndrome. Fragile X affects all ethnic groups worldwide, with the full mutation expansions in FMR1 (≥200 CGG Repeats) occurring at an estimated frequency of 1:3600 males and 1:4000 to 6000 females.

Fragile X Symptoms

Not every individual with the Fragile X mutation will show signs or symptoms of Fragile X, and disabilities will range from mild to severe. In males, Fragile X is associated with moderate to severe intellectual disability. Most females with Fragile X will have a learning disability and about 25% of them will have an intellectual disability. Since females with Fragile X have one normal X chromosome and one chromosome with Fragile X, and either of the two X chromosomes is active in a given cell, females tend to have milder symptoms than males. Both males and females with Fragile X may show delay in acquiring language skills early in their life.

Individuals with Fragile X often have a number of behavioral symptoms, including inattention, hyperactivity, impulsivity, autistic symptoms, shyness, aggression, social anxiety, hand flapping, hand biting, and high sensitivity to being touched. Autism spectrum disorder, or ASD, is seen in approximately 30% of males and 20% of females with Fragile X, and an additional 30% of Fragile X individuals display autistic symptoms without having the ASD diagnosis. ADHD is commonly diagnosed in Fragile X, and has been reported to occur in approximately 60-75% of males with Fragile X.

Limitations of Treatment Options for Fragile X

The FDA has not approved any drugs specifically for the treatment of Fragile X or its symptoms. Individuals with Fragile X are treated based upon their symptoms. If the individual has ADHD or ADHD symptoms, the individual might be treated with ADHD medications, such as stimulants, atomoxetine and alpha-2 agonists (guanfacine or clonidine). If there are symptoms of aggression or irritability, the individual might be treated with antipsychotic medications. Anxiety symptoms might be treated with anti-anxiety drugs such as selective serotonin reuptake inhibitors. If there are seizures, the individual might be treated with anti-convulsant drugs.

MDX Overview and Mechanism of Action

MDX is a proprietary, combined rapid onset ER formulation of the chemical pyridoxine pyroglutamate, which is more commonly known as metadoxine. MDX consists of a single bi-layer oral tablet, which includes both a rapid onset release metadoxine formulation and a slow release metadoxine formulation together providing the desired dual release profile. The new extended-release formulation prolongs the human plasma levels of metadoxine for up to 12 hours, which results in enhanced efficacy benefits.

Metadoxine has been available since the 1980s in IR forms for the acute treatment of alcohol intoxication and the chronic treatment of alcoholic liver disease. Metadoxine was approved for these indications in Italy, Portugal, Hungary, Russia, India, China, Mexico and Thailand. A literature survey covering over 20 years of post-marketing surveillance identifies only a few cases of minor adverse events. To our knowledge, no drug-related serious adverse events have ever been reported. We have multiple claims in our issued patents and pending patent applications that may prevent the use of metadoxine by others to treat ADHD, Fragile X and other cognitive disorders.

Our working hypothesis regarding MDX mechanism of action is that metadoxine mediates a potential therapeutic benefit in neuronal impairment by facilitating synaptic plasticity underlying learning and memory. In support of this hypothesis, we observed a dose-dependent reduction of the overall synaptic excitability, enhanced GABAergic inhibitory synaptic transmission and specific phMRI profile of reduced brain activity, indicating that metadoxine may rescue neuronal hyperexcitability and neuronal circuit dysfunctions and may be beneficial in several neurodevelopmental disorders, such as FXS in whom there is excitatory/inhibitory synaptic transmission imbalance.

Commercialization

Mr. David Baker, our Chief Commercial Officer, leads our pre-commercialization activities. However, we currently do not have any internal sales or distribution infrastructure. In the event that we receive regulatory approval for ADAIR, MDX or any other product candidate we may develop, we intend, where appropriate, to pursue commercialization relationships with pharmaceutical companies and other strategic partners providing for distribution through their sales and marketing organizations, or build an internal commercial infrastructure.

Third-Party Reimbursement

Sales of pharmaceutical products depend in significant part on the availability of coverage and adequate reimbursement by third-party payors, such as state and federal governments, including Medicare and Medicaid, managed care providers, and private insurance plans. Decisions regarding the extent of coverage and amount of reimbursement to be provided for ADAIR and/or MDX will be made on a plan by plan basis.

Within the Medicare program, as self-administered drugs, ADAIR and/or MDX would be reimbursed under the expanded prescription drug benefit known as Medicare Part D. This program is a voluntary Medicare benefit administered by private plans that operate under contracts with the federal government. These Part D plans negotiate discounts with drug manufacturers, which may be passed on to each of the plan’s enrollees. Historically, Part D beneficiaries have been exposed to significant out-of-pocket costs after they surpass an annual coverage limit and until they reach a catastrophic coverage threshold. However, changes made by recent legislation will reduce this patient coverage gap, known as the donut hole, by reducing patient responsibility in that coverage range. Because the vast majority of patients treated with ADHD medications are under 65 years old, Medicare has a relatively small impact on ADHD medications and this would also be expected for ADAIR and/or MDX.

An ongoing trend has been for third-party payors, including the U.S. government, to apply downward pressure on the reimbursement of pharmaceutical products. Also, the trend towards managed health care in the United States and the concurrent growth of organizations such as health maintenance organizations tend to result in lower reimbursement for pharmaceutical products. We expect that these trends will continue as these payors implement various proposals or regulatory policies, including various provisions of the recent health reform legislation that affect reimbursement of these products. There are currently, and we expect that there will continue to be, a number of federal and state proposals to implement controls on reimbursement and pricing, directly and indirectly.

There is an emerging trend in state legislation requiring the addition of abuse-deterrent formulations of opioid painkillers to be added to managed care formularies. Because there are no stimulants currently approved with similar abuse-deterrent labeling, such legislation has not had an impact on stimulants; however, this could favorably impact the reimbursement of a product like ADAIR in the future.

Research and Development

We sponsor and conduct clinical research activities with investigators and institutions to measure key clinical outcomes that are necessary in order for us to be able to file an NDA with the FDA and equivalent filings with other regulatory authorities. For the years ended December 31, 2016, 2015 and 2014, we incurred $18,391,000, $13,461,000, and $25,105,000, respectively, of research and development expenses.

In June 2015, we entered into the Services Agreement with Encap, pursuant to which Encap provides formulation development and clinical manufacturing services of ADAIR to us. The term of the Services Agreement is for the longer of two years or the completion or termination of the services provided pursuant to the Services Agreement. For the years 2015 and 2016, we incurred expenses of $127,000 and $306,000, respectively, in connection with the Services Agreement.

Grants from the IIA

Our research and development efforts, during the period between May 1, 2009 and April 30, 2010, were financed in part through royalty-bearing grants, in an amount of $106,494 that we received from the OCS (today the IIA). With respect to such grants we are committed to pay certain royalties. Regardless of any royalty payment, we are further required to comply with the requirements of the Research Law with respect to those past grants. When a company develops know-how, technology or products using IIA grants, the terms of these grants and the Research Law restrict the transfer of such know-how, and the transfer of manufacturing or manufacturing rights of such products, technologies or know-how outside of Israel, without the prior approval of the IIA. We do not believe that these requirements will materially restrict us in any way.

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

Our third-party manufacturers, their facilities and all lots of drug substance and drug products used in our clinical trials are required to be in compliance with current Good Manufacturing Practices, or cGMP. The cGMP regulations include requirements relating to organization of personnel, buildings and facilities, equipment, control of components and drug product containers and closures, production and process controls, packaging and labeling controls, holding and distribution, laboratory controls, records and reports, and returned or salvaged products. The manufacturing facilities for our products must meet, and continue to meet, cGMP requirements and FDA satisfaction before any product is approved and we can manufacture commercial products. Contract manufacturers often encounter difficulties involving production yields, quality control and quality assurance, as well as shortages of qualified personnel.

In February 2016, and pursuant to the provision of the Services Agreement as abovementioned, we entered into a term sheet with Capsugel, an affiliate of Encap, in connection with commercial manufacturing of the Product containing the active pharmaceutical ingredient forming ADAIR. Subject to certain exceptions, the term sheet is not binding, until a supply agreement, or the Supply Agreement, is executed by the parties. No Supply Agreement has been entered into between the parties as of the date hereof. Per the term sheet, among others, the following covenants of the parties are binding: (i) subject to certain terms and conditions and the entry into the Supply Agreement, Capsugel shall manufacture the Product for us and we shall purchase the Product from Capsugel for a period of at least five years; (ii) Capsugel is restricted from selling, developing or otherwise commercializing for any third party, for a period of nine years, abuse deterrent formulation for immediate release amphetamine or methylphendate containing products; (iii) certain pricing covenants; and (iv) certain one-time milestone payments to be paid by us upon receipt of certain FDA approvals or other similar regulatory approvals and, subject to certain exceptions, certain royalties payments to be paid by us. The parties agreed that the term of the Supply Agreement will be for a period of seven years with a right to terminate the Supply Agreement for a material breach by the other party not cured within 90 days.

Competition

We face competition from established pharmaceutical companies that currently market a wide range of drugs to treat ADHD and symptoms of Fragile X. All of these competitors have far greater marketing and research capabilities than we do. We also face potential competition from academic institutions, government agencies and private and public research institutions, among others, which may in the future develop products to treat ADHD and Fragile X. All of these companies and institutions may have products in development that are superior to ADAIR. Our commercial opportunity would be reduced significantly if our competitors develop and commercialize products that are safer, more effective and convenient, have fewer side effects and/or are less expensive than the expected price of ADAIR. Public announcements regarding the development of competing drugs could adversely affect the price of our stock and the commercial potential of ADAIR.

In addition, the following compounds are under development in clinical trials for ADHD: dasotraline (Sunovion) (Phase 3), eltoprazine (Amarantus) (Phase 2), centanafadine (Neurovance) (Phase 2), and AR08 (Arbor) (Phase 2). These compounds are all non-stimulants, however, none of them have a similar mechanism of action as MDX. In addition, a number of formulations of amphetamine and methylphenidate stimulants are under development, such as SHP 465 (Shire) and HLD-200 (Highland Therapeutics), although these are not considered to be direct competitors to MDX.

The following compounds are under development in clinical trials for Fragile X: NNZ-2566 (Neuren) (Phase 2) and ganoxalone (Marinus) (Phase 2), ZYN-002 (Zynerba) (Phase 2).

While we are aware of no abuse-deterrent stimulants approved by the FDA or other regulatory agencies, there are several under development: KemPharm (methylphenidate extended release), Durect (methylphenidate extended release), Collegium (methylphenidate extended release), Ensysce (dextroamphetamine), Egalet (compound undisclosed) and Grunenthal (amphetamine, methylphenidate).

These lists of competitive compounds under development may not be exhaustive.

Intellectual Property

We seek patent protection in the United States and internationally for MDX, ADAIR, and any other products that we may develop. Our policy is to pursue, maintain and defend patent rights developed internally and to protect the technology, inventions and improvements that are commercially important to the development of our business.

We currently have four issued U.S. patents, covering the composition of the sustained release form of MDX, the use of metadoxine for ADHD, and new molecular derivatives of metadoxine. We also have patent applications directed to Abuse-Deterrent Amphetamine Immediate-Release (ADAIR) We also have eight issued patents in Australia, Canada, Japan, India, Israel, Mexico, Russia and Europe that cover the composition of the sustained release form of MDX. The European patent includes the following territories: Austria, Belgium, Bulgaria, Switzerland, Cyprus, Czech Republic, Germany, Denmark, Estonia, Spain, Finland, France, United Kingdom, Greece, Croatia, Hungary, Ireland, Iceland, Italy, Lithuania, Latvia, Luxembourg, Monaco, Malta, Netherlands, Norway, Poland, Portugal, Romania, Sweden, Slovenia, Slovakia and Turkey. Additionally, we have eight issued patents in Australia, China, Eurasia, Hong Kong, Israel Japan, Mexico and New Zealand that cover the use of metadoxine for ADHD. The Eurasian patent includes the following territory: Russian Federation. We cannot be sure that any additional patents will be granted with respect to any of our pending patent applications or with respect to any patent applications filed by us in the future. There is also a significant risk that any issued patents will have substantially narrower claims than those that are currently sought. Even with respect to any patents that may be issued to us, we cannot be sure that any such patents will be commercially useful in protecting our technology. Any patents issued with respect to our current patent applications directed to composition of the sustained release form of MDX, the use of metadoxine for ADHD, and new molecular derivatives of metadoxine would expire from 2028 to 2030. Any patents that issue with respect to ADAIR will expire 2036 and 2037. We also rely on trade secrets to protect our product candidates. Our commercial success also depends in part on our non-infringement of the patents or proprietary rights of third parties. For a more comprehensive discussion of the risks related to our intellectual property, please see Item 3.D. Risk Factors “Risks Related to Our Intellectual Property.”

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

In the United States, the FDA regulates drugs under the Federal Food, Drug, and Cosmetic Act, or FDCA, and related regulations. Drugs are also subject to other federal, state and local statutes and regulations. Failure to comply with the applicable U.S. regulatory requirements at any time during the product development process, approval process or after approval may subject an applicant to administrative or judicial sanctions. These sanctions could include the imposition by the FDA or IRB of a clinical hold on trials, the FDA’s refusal to approve pending applications or supplements, withdrawal of an approval, warning letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, civil penalties or criminal prosecution. Any agency or judicial enforcement action could have a material adverse effect on us.

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

The FDA’s policies may change and additional government regulations may be enacted that could prevent or delay regulatory approval of any candidate drug product or approval of new disease indications or label changes. We cannot predict the likelihood, nature or extent of adverse governmental regulation that might arise from future legislative or administrative action, either in the U.S. or abroad.

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

The testing and approval process requires substantial time and financial resources, and we cannot be certain that any approvals will be granted on a timely basis if at all.

We will need to successfully complete additional pre-clinical and clinical trials in order to be in a position to submit a new drug application to the FDA. Future trials may not begin or be completed on schedule, if at all. Trials can be delayed for a variety of reasons, including delays in:

•	obtaining regulatory approval to commence a study;

•	reaching agreement with third-party clinical trial sites and vendors and their subsequent performance in conducting accurate and reliable studies on a timely basis;

•	obtaining institutional review board approval to conduct a study at a prospective site;

•	recruiting subjects to participate in a study; and

•	supply of the drug.

We must reach an agreement with the FDA on the proposed protocols for our future clinical trials in the U.S. A separate submission to the FDA must be made for each successive clinical trial to be conducted during product development. Further, an independent IRB for each site proposing to conduct the clinical trial must review and approve the plan for any clinical trial before it commences at that site. Informed consent must also be obtained from each study subject. Regulatory authorities, an IRB, a data safety monitoring board or the sponsor, may suspend or terminate a clinical trial at any time on various grounds, including a finding that the participants are being exposed to an unacceptable health risk.

ADAIR

On February 7, 2017, we reported reaching a regulatory milestone in the development of ADAIR (Abuse-Deterrent, Amphetamine Immediate-Release), a proprietary, abuse-deterrent oral formulation of immediate-release (short-acting) dextroamphetamine that is currently under development for the treatment of ADHD. ADAIR is being specifically designed to limit abuse by snorting or injecting. On January 26, 2017, Alcobra held a pre-IND meeting with the U.S. Food and Drug Administration (FDA) to discuss the details of the proposed rule 505(b)(2)-based development program. The FDA provided guidance on the necessary steps towards an NDA, which is expected to be submitted before the end of 2018.

Our plan is to conduct nonclinical and clinical trials for ADAIR and if those trials are successful, seek marketing approval from the FDA. To achieve this objective, the following development plan was proposed by Alcobra and reviewed by the FDA:

•	Nonclinical studies assessing the ADAIR formulation safety profile
•	Filing an IND (Investigational New Drug) application
•	Conducting a Pivotal Bio-Equivalence study in healthy volunteers comparing ADAIR and it’s reference listed drug
•	Conducting further laboratory studies and a Human Abuse Potential (HAP) study (if feasible) to evaluate ADAIR’s abuse deterrent characteristics in order to establish labeling language regarding abuse deterrence against snorting and injection

An NDA (New Drug Application) could be filed to the FDA only after achieving success in each of the above milestones.

As with similar abuse deterrent products, the ADAIR development program requires special regulatory management and controls, this may raise further risks to the program, e.g.:

•	Good communication and collaboration with multiple departments within the FDA, e.g., Division of Psychiatry Products, Office of Pharmaceutical Quality, Control Substance Staff, Office of Surveillance and Epidemiology, and also outside the Agency with the Drug Enforcement Administration (DEA) as being classified ‘Schedule II’ drug product.
•	Following NDA submission, the FDA may call for an expert Advisory Committee (as seen with recent NDA applications for Abuse-Deterrent Opioids products). Such committees, which are partially open to the public, are called to discuss the overall risk-benefit profile of the product, and whether the applicant has demonstrated abuse-deterrent properties for their product that would support labeling.

MDX

On January 9, 2017, we reported receipt of official minutes from meeting with the Division of Psychiatry Products of the FDA held in early December 2016.  This face-to-face meeting was held to discuss the ongoing Clinical Hold for MDX and paths to resume human clinical trials with MDX. The official minutes reflected the FDA's agreement to review the data collected thus far in our Phase 3 MEASURE Study and consider it in a future NDA submission of MDX for treatment of ADHD. The FDA and we agreed that such an analysis could provide important information with regard to the effectiveness of MDX, as well as information on its safety and tolerability, allowing a more informed discussion of future development activities, as needed.

On January 17, 2017, we reported top-line results from the MEASURE clinical study - the second Phase 3 clinical trial for MDX for the treatment of ADHD in adult patients. In this trial, MDX did not meet the primary endpoint of demonstrating a statistically significant difference from placebo in the change from baseline of the investigator rating of the Conners' Adult ADHD Rating Scales (CAARS).

We are exploring various strategic alternatives for MDX, e.g. for the treatment of Fragile X Syndrome in Europe where the Immediate-release MDX formulation is currently marketed, while minimizing any additional investment of our existing resources on this drug candidate.

Orphan Drug Designation

We received Orphan Drug Designation for metadoxine, the active ingredient in MDX for the treatment of Fragile X in the United States and in Europe.

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

Our sole wholly-owned subsidiary is Alcobra, Inc., a Delaware corporation.

4.D.	Property, plants and equipment

Our headquarters is currently located in Tel Aviv, Israel and consists of approximately 7,170 square feet of leased office space under a lease for five years, starting May 25, 2015. Since August 2015, we have subleased 969 square feet of our Tel Aviv office space, so our current office space in Tel Aviv is 6,201 square feet (including common areas). We may seek to sublease additional space as we adjust our resources following the reduction in force as discussed in item 6.D. We have also leased an additional office in Petah Tikva, Israel of approximately 1,400 square feet for our clinical study. The Petach Tikva lease ends in August 2017 and we are currently seeking to sublease the office earlier. Our wholly owned subsidiary, Alcobra Inc. leases an office for our U.S. employees in the greater Philadelphia area, with approximately 3,500 square feet.

ITEM4A.                UNRESOLVED STAFF COMMENTS

None.

ITEM 5.                  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

We are an emerging biopharmaceutical company primarily focused on the development and commercialization of our proprietary drug candidates, including ADAIR and MDX. To date, we have not generated revenue from the sale of any product, and we do not expect to generate significant revenue unless and until we obtain marketing approval of, and commercialize, MDX, ADAIR or any other product candidate. We are currently exploring strategic alternatives, which may include acquisition of new assets and/or partnering or monetization of our existing products. As of December 31, 2016, we had an accumulated deficit of $95.6 million.

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

The following table discloses the breakdown of research and development expenses:

	December 31,
(in thousands of U.S. dollars)	2016	2015	2014

Cost to third party clinical consultants and expenses related to conducting clinical trials	$14,050	$9,733	$21,239
Salaries and related personnel expenses	2,831	2,179	1,521
Share-based compensation	707	768	1,773
Travel expenses	282	240	190
Other expenses	521	541	382
Total	$18,391	$13,461	25,105

Pre-commercialization Expenses

 Pre-commercialization expenses consist primarily salary and related expenses, share-based compensation expense and professional services fees in connection with business development and market research for our products.

The following table discloses the breakdown of pre-commercialization expenses:

	December 31,
(in thousands of U.S. dollars)	2016	2015	2014

Share-based compensation	$390	$308	$616
Professional services	339	310	1,067
Salaries and related personnel expenses	617	538	355
Travel expenses	34	48	69
Other expenses	39	41	27
Total	$1,419	$1,245	$2,134

General and Administrative Expenses

General and administrative expenses consist primarily of salaries and related personnel expenses, share-based compensation expense, professional service fees for accounting, legal and bookkeeping and other general and administrative expenses.

The following table discloses the breakdown of general and administrative expenses:

	December 31,
(in thousands of U.S. dollars)	2016	2015	2014

Share-based compensation	$1,403	$1,289	$1,700
Professional services	1,875	1,813	2,172
Salaries and related personnel expenses	1,565	1,418	1,498
Travel expenses	210	160	224
Other expenses	304	312	245
Total	$5,357	$4,992	$5,839

Results of Operations

	December 31,
	2016	2015	2014
	(in thousands of U.S. dollars)

Research and development expenses	$18,391	$13,461	$25,105

Pre-commercialization expenses	1,419	1,245	2,134

General and administrative expenses	5,357	4,992	5,839

Operating loss	$25,167	$19,698	$33,078

Financial income, net	(637)	(300)	(227)

Tax expenses (benefits)	73	51	(17)

Net loss	$24,603	$19,449	$32,834

Unrealized loss on available-for-sale marketable securities	6	-	-

Total comprehensive loss	$24,609	$19,449	$32,834

Comparison of the Year ended December 31, 2016 to the Year Ended December 31, 2015 to the Year Ended December 31, 2014

Research and development expenses

Our research and development expenses for the year ended December 31, 2016, amounted to $18,391,000, representing an increase of $4,930,000, or 37%, compared to $13,461,000 for the year ended December 31, 2015. The difference resulted primarily from an increase in third-party clinical expenses related to conducting our second Phase 3 study in adult ADHD in 2016 (MEASURE).

Our research and development expenses for the year ended December 31, 2015, amounted to $13,461,000, representing a decrease of $11,644,000, or 46%, compared to $25,105,000 for the year ended December 31, 2014. The difference is primarily due to a decrease in third-party clinical expenses related to the completion of our first Phase 3 study in adult ADHD in October 2014.

Pre-commercialization expenses

Our pre-commercialization expenses for the year ended December 31, 2016, amounted to $1,419,000, representing an increase of $174,000, or 14%, compared to $1,245,000 for the year ended December 31, 2015. The difference resulted primarily from an increase in share-based compensation and salaries and related personnel expenses.

Our pre-commercialization expenses for the year ended December 31, 2015, amounted to $1,245,000, representing a decrease of $889,000, or 42%, compared to $2,134,000 for the year ended December 31, 2014. The difference is primarily due to a decrease in share-based compensation and professional services expenses in the amount of $757,000.

General and administrative expenses

Our general and administrative expenses totaled $5,357,000 for the year ended December 31, 2016, an increase of $365,000 or 7%, compared to $4,992,000 for the year ended December 31, 2015. The difference resulted primarily from an increase of $114,000 in share-based compensation expenses and an increase of $147,000 in salaries and related personnel expenses.

Our general and administrative expenses totaled $4,992,000 for the year ended December 31, 2015, a decrease of $847,000 or 14.5%, compared to $5,839,000 for the year ended December 31, 2014. The difference resulted primarily from a decrease of $411,000 in share-based compensation expenses and a decrease of $359,000 in professional services expenses.

Operating loss

As a result of the foregoing, our operating loss for the year ended December 31, 2016, was $25,167,000, an increase of $5,469,000, or 28%, compared to an operating loss of $19,698,000 for the year ended December 31, 2015.

Operating loss for the year ended December 31, 2015, was $19,698,000, a decrease of $13,380,000, or 40%, compared to an operating loss of $33,078,000 for the year ended December 31, 2014.

Financial income

We recognized financial income of $637,000 for the year ended December 31, 2016, representing an increase of $337,000, or 112%, compared to financial income of $300,000 for the year ended December 31, 2015. The increase resulted primarily from interest income on bank deposits during 2016.

We recognized financial income of $300,000 for the year ended December 31, 2015, representing an increase of $73,000, or 32%, compared to financial income of $227,000 for the year ended December 31, 2014. The increase resulted primarily from interest income on bank deposits during 2015.

Tax Expenses

Our tax expenses consist of tax liabilities of our wholly owned subsidiary, Alcobra Inc., resulting from services Alcobra Inc. provides to us in accordance with an arms’ length services agreement.

We recognized $73,000 of tax expenses for the year ended December 31, 2016, as compared to tax expenses of $51,000 for the year ended December 31, 2015, an increase of $22,000, or 43%.

We recognized $51,000 of tax expenses for the year ended December 31, 2015, as compared to tax benefits of $17,000 for the year ended December 31, 2014, an increase of $68,000.

Unrealized loss on available-for-sale marketable securities

We have started to invest in marketable securities in 2016. As a result, we recognized $6,000 unrealized loss on available-for-sale marketable securities for the year ended December 31, 2016.

Total Comprehensive Loss

As a result of the foregoing, our total comprehensive loss for the year ended December 31, 2016 was $24,609,000, an increase of $5,160,000, or 27%, compared to $19,449,000 for the year ended December 31, 2015.

Our loss for the year ended December 31, 2015 was $19,449,000, as compared to $32,834,000 for the year ended December 31, 2014, a decrease of $13,335,000, or 41%.

Critical Accounting Policy and Estimates

We describe our significant accounting policies more fully in Note 2 to our consolidated financial statements for the year ended December 31, 2016. We believe that the accounting policy below is critical in order to fully understand and evaluate our financial condition and results of operations.

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

We selected the Black-Scholes-Merton option-pricing model, or Black-Scholes, as a fair value method for our options awards. Black-Scholes requires a number of assumptions:

Expected dividend yield - The expected dividend yield assumption is based on our historical experience and expectation of no future dividend payouts. We have historically not paid cash dividends and have no foreseeable plans to pay cash dividends in the future.

Volatility - The expected volatility is calculated based upon actual historical stock price movements over the most recent periods ending on the grant date. Since our shares started trading in NASDAQ in May 2013, quoted prices of our share are available for three and a half years only. Due to insufficient historical data, in cases where the expected term is longer than the available historical data on the grant date, the expected volatility determination was based on a weighted average of our and similar companies' stock volatility.

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

Impairment of Marketable Securities

Our marketable securities are classified as available-for-sale securities. We assess our available-for-sale marketable securities on a regular basis for other-than-temporary impairment. Pursuant to the accounting guidance in ASC 320 “Investments- Debt and Equity Securities”, if we have a security with a fair value less than its amortized cost and we intend to sell the security or it is more likely than not we will be required to sell the security before it recovers, an other-than temporary impairment has occurred and we must record the entire amount of the impairment in earnings. If we do not intend to sell the security or it is not more likely than not we will be required to sell the security before it recovers in value, we must estimate the net present value of cash flows expected to be collected. If the amortized cost exceeds the net present value of cash flows, such excess is considered a credit loss and an other-than-temporary impairment has occurred. The credit loss component is recognized in earnings and the residual portion of the other-than-temporary impairment is recorded in other comprehensive income. The determination of credit losses requires significant judgment and actual results may be materially different than our estimate. We consider the likely reason for the decline in value, the period of time the fair value was below amortized cost, changes in and performance of the underlying collateral, the ability of the issuer to meet payment obligations, changes in ratings and market trends and conditions.

We measure our money market funds and marketable securities at fair value. Money market funds and marketable securities are classified within Level 1 or Level 2. This is because these assets are valued using quoted market prices or alternative pricing sources and models utilizing market observable inputs.

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

Liquidity and Capital Resources

Overview

Since our inception through December 31, 2016, we have funded our operations principally with $129.6 million from the sale of Ordinary Shares, preferred shares and convertible notes. As of December 31, 2016, we had $2.3 million in cash and cash equivalents, $14.9 million invested in marketable securities and an additional amount of $33 million in short-term bank deposits.

	Years Ended December 31,
	2016	2015	2014
	(in thousands of U.S. dollars)

Operating activities	$(19,241)	$(18,148)	$(28,326)

Investing activities	4,881	(33,842)	(8,407)

Financing activities	6	66,472	-

Net increase (decrease) in cash and cash equivalents	$(14,354)	$14,482	$(19,919)

Operating Activities

Net cash used in operating activities of $19.2 million during the year ended December 31, 2016 was primarily used for payment of $13.2 million for clinical trials and other third-party related expenses and for professional services, $0.5 million for travel expenses, $0.5 million for rent expenses and $4.9 million in salary payments, offset by $0.5 million of interest income. The remaining amount of $0.6 million was for miscellaneous expenses.

Net cash used in operating activities of $18.1 million during the year ended December 31, 2015 was primarily used for payment of $13.5 million for clinical trials and other third party related expenses and for professional services, $0.4 million for travel expenses, $0.5 million for rent expenses and an aggregate of $3.1 million in salary payments. The remaining amount of $0.6 million was for other miscellaneous expenses.

Net cash used in operating activities of $28.3 million during the year ended December 31, 2014 was primarily used for payment of $24.2 million for clinical trials and other third party related expenses and for professional services, $0.5 million for travel expenses and an aggregate of $3.3 million in salary payments. The remaining amount of $0.3 million was for other miscellaneous expenses.

Investing Activities

Net cash provided by investing activities of $4.9 million during the year ended December 31, 2016 reflected the withdrawal of short-term deposits into cash in the amount of $20 million, proceeds from maturity and redemption of marketable securities in the amount of $1.6 million and $0.7 million, respectively, offset by the investment in marketable securities in the amount of $17.3 million and the purchase of property and equipment of $0.1 million.

Net cash used in investing activities of $33.8 million during 2015 reflected the investment of cash into short-term deposits and long-term deposits in the amount of $14.5 million and $19 million, respectively, the purchase of property and equipment of $0.2 million and the investment in a restricted bank deposit of $0.1 million.

Net cash provided by investing activities of $8.4 million during 2014 reflected the withdrawal of short-term deposits into cash in the amount of $8.5 million and the purchase of property and equipment of $0.1 million.

Financing Activities

There were no financing activities in the year ended December 31, 2016 except of immaterial exercise of options by an employee in a total amount of $6,000.

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

Current Outlook

We have financed our operations to date primarily through proceeds from sales of our Ordinary Shares and other equity securities. We have incurred losses and generated negative cash flows from operations since inception. To date, we have not generated any revenue from the sale of products and we do not expect to generate revenues from sale of our products in the next two years. We believe that we will need to raise additional funds before we have positive cash flow from operations.

As of December 31, 2016, our cash, cash equivalents, short-term deposits and marketable securities totaled $50.2 million. Our current investment policy has the following objectives: (i) preserve principal (capital); (ii) maintain liquidity in accordance with cash flow requirements; and (iii) maximize the rate of return within the stated guidelines in the policy. To achieve these goals, we invest available cash in bank deposits with banks that have a credit rating of at least Baa1/BBB+ and in tradable securities with high credit quality and trading liquidity, including U.S. Treasury bonds, money market funds, and corporate debt instruments that carry a rating of A2/A or better.

Our cash management is monitored by the Audit Committee.

In light of the disappointing results of MEASURE and our focus on ADAIR and other potential strategic opportunities, we are currently in the process of adjusting our resources to the new corporate strategy. We are in a process of reduction in force and will continue to evaluate the needed resources on an ongoing basis. We expect the resource adjustment to result in a significant reduction in fixed costs, including salaries, professional services, and travel.

We believe that our existing cash resources will be sufficient to fund our projected cash requirements approximately through 2018 including the cost of our ADAIR program through NDA submission. Nevertheless, we will require significant additional financing in the future to fund our operations, clinical development plan, and to commercialize ADAIR after we obtain regulatory approval, and/or in connection with other strategic transactions. Our future capital requirements will depend on many factors, including:

•	potential costs associated with transformational business developments or M&A transactions;

•	the progress and costs of our pre-clinical studies, clinical trials and other research and development activities;

•	the scope, prioritization and number of our clinical trials and other research and development programs;

•	any cost that we may incur under in- and out-licensing arrangements relating to our drug candidate that we may enter into in the future;

•	the costs and timing of obtaining regulatory approval for our drug candidate;

•	the costs of filing, prosecuting, enforcing and defending patent claims and other intellectual property rights;

•	the costs of, and timing for, strengthening our manufacturing agreements for production of sufficient clinical and commercial quantities of our drug candidate;

•	the potential costs of contracting with third parties to provide marketing and distribution services for us or for building such capacities internally;

•	the costs of acquiring or undertaking the development and commercialization efforts for additional, future therapeutic applications of our drug candidate;

•	the magnitude of our general and administrative expenses; and

•	payments to the IIA.

Until we can generate significant recurring revenues, we expect to satisfy our future cash needs through our existing cash, cash equivalents, investment in marketable securities and short-term deposits, the net proceeds from the current offering, debt or equity financings, asset sales, or by out-licensing applications of our drug candidate. We cannot be certain that additional funding will be available to us on acceptable terms, if at all. If funds are not available, we may be required to delay, reduce the scope of, or eliminate research or development plans for, or commercialization efforts with respect to, one or more applications of our drug candidates.

5.E	Off-Balance Sheet Arrangements

We currently do not have any off-balance sheet arrangements.

5.F	Contractual Obligations

The following table summarizes our contractual obligations at December 31, 2016:

	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years
	(in thousands of U.S. dollars)
Operating leases:
Facility	$744	$457	$287	-	-
Motor Vehicles	13	13	-	-	-
Total	$757	$470	$287	-	-

ITEM 6.                  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A.	Directors and senior management

 Executive Officers and Directors

The following table sets forth information regarding our executive officers, key employees and directors as of April 27, 2017:

Name	Age	Position

Howard B. Rosen (1)	59	Chairman of the Board of Directors

Daniel E. Geffken (1) (3)	60	Director

Dr. Aharon Schwartz (1)	74	Director

Ofer Segev (1) (2) (3)	57	Director

Dr. Joao Siffert (1)	52	Director

Orli Tori (1) (2)	53	Director

Arieh Ben Yosef (1) (2) (3)	64	Director

Dr. Yaron Daniely	41	Chief Executive Officer, President and Director

Dr. Tomer Berkovitz	37	Chief Financial Officer, Chief Operating Officer

David Baker	54	Chief Commercial Officer

Dr. Jonathan Rubin	55	Chief Medical Officer

David Siner	43	Senior Director Chemistry, Manufacturing and Control

Dr. Johanna Schumann	36	SVP Preclinical Development

Irena Katsman	37	VP Finance

Elad Ben David	40	Director Regulatory Affairs

(1)	Indicates independent director under NASDAQ rules.

(2)	Member of our Audit Committee.

(3)	Member of our Compensation Committee.

Howard B. Rosen has served on our Board since the closing of our initial public offering in May 2013 and as our Chairman since February 2014. Since 2008, Mr. Rosen has served as a consultant to several companies in the biotechnology industry. He has also served as a lecturer at Stanford University in Chemical Engineering since 2008 and in Management since 2011. Mr. Rosen has served as a director at AcelRx Pharmaceuticals (Nasdaq: ACRX), Inc., a company developing products for pain relief, since 2008, as its interim Chief Executive Officer from April 2015 to March 2016 and from April 2016 to March 2017, as its Chief Executive Officer. Mr. Rosen served as interim President and Chief Executive Officer of Pearl Therapeutics, Inc., a company focused on developing combination therapies for the treatment of highly prevalent chronic respiratory diseases, from June 2010 to March 2011. From 2004 to 2008, Mr. Rosen was Vice President of Commercial Strategy at Gilead Sciences, Inc., a biopharmaceutical company. From 2003 until 2004, Mr. Rosen was President of ALZA Corporation, a pharmaceutical and medical systems company that merged with Johnson & Johnson, a global healthcare company, in 2001. Prior to that, from 1994 until 2003, Mr. Rosen held various positions at ALZA Corporation. Mr. Rosen is also a member of the board of directors a number of private biotechnology companies as follows: Entrega, Inc. and Kala Pharmaceuticals, Inc. Previously, Mr. Rosen served on the board of directors of a number of public companies, as follows: Pharsight Corporation, a company focused on providing software products and consulting services to biopharmaceutical companies that was acquired by Tripos International in 2008 and CoTherix, Inc., a biopharmaceutical company that was acquired by Actelion Pharmaceuticals Ltd. in 2007. Mr. Rosen holds a B.S. in Chemical Engineering from Stanford University, an M.S. in Chemical Engineering from the Massachusetts Institute of Technology and an M.B.A. from the Stanford Graduate School of Business.

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

Dr. Aharon Schwartz joined our Board as Chairman in January 2013, serving as our chairman until February 2014. He retired from Teva Pharmaceutical Industries Ltd. where he served in a number of positions from 1975 through 2011, the most recent being Vice President, Head of Teva Innovative Ventures from 2008. He is also the chairman of the board of directors of BioLineRx Ltd., BioCancell Therapeutics Inc., CureTech Ltd. and director of several other biotechnology companies. Dr. Schwartz received his Ph.D. in Organic Chemistry from the Weizmann Institute, his M.Sc. in organic chemistry from the Technion Institute of Technology and a B.Sc. in Chemistry and Physics from the Hebrew University of Jerusalem. He has received a second Ph.D. in the History and Philosophy of Science from the Hebrew University of Jerusalem.

Ofer Segev has served as a director since August 2016. Mr. Segev has been Chief Financial Officer and Chief Operating Officer at AlgoSec, Inc., a network security policy management solutions provider, since February 2017. Mr. Segev has over 25 years of management experience in the high-tech and services sectors. Previously, he served as the Vice President of Finance and Chief Financial Officer of AudioCodes Limited, a communications company traded on the Nasdaq Global Select Market, from November 2014 through April 2015. Prior to that, Mr. Segev served as the Chief Executive Officer and as a director of Ness Technologies Srl from 2012 to 2013 and as its Chief Financial Officer from 2007 to 2012. Mr. Segev also serves as a director of Varonis System Inc. Mr. Segev holds a B.A. in economics and accounting from Bar-Ilan University in Israel, and has studied at the Kellogg School of Management at Northwestern University.

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

Orli Tori joined our Board in August 2016. Ms. Tori is an experienced executive with over 20 years of practice in leading teams towards their goals and beyond. Since 2012 and until recently, Ms. Tori served as Chief Executive Officer of BIRAD Ltd., managing Bar Ilan University's IP and commercialization efforts as well as all research collaborations with Industry. During her tenure, the company built a diverse portfolio of companies based on University IP. Before joining BIRAD, Ms. Tori spent 20 years in the pharmaceutical industry, fulfilling different positions including, General Manager of Neopharm Israel Ltd. from 2007 through 2012, ($200 Million revenues), and SVP Corporate BD of the Neopharm Group, and was responsible for the group overall corporate development activities, including structuring, negotiating and closing transactions. Ms. Tori serves as a board member at Collplant Ltd. (CLPT) and is former chairperson of the Israeli Technology Transfer Organization. Ms. Tori obtained her M.Sc. in Microbiology (cum laude) and B.Sc. in Life Sciences at Tel Aviv University in Tel Aviv, Israel, and graduated the Executive Program for senior business managers at the Tel Aviv University School of Business.

Arieh Ben Yosef joined our Board in May 2014. Mr. Ben Yosef is currently the Chief Executive Officer at Herd MOOnitor Ltd. Mr. Ben Yosef has served as a director of Insuline Medical Ltd. (TASE: INSL) since October 2010, which is focused on improving the performance of current insulin treatment methods. From August 2000 to July 2014, Mr. Ben Yosef served as a director of Microwave Networks Inc., a provider of microwave communications products and services. From 2006 to 2012, Mr. Ben Yosef was employed by Teledata Networks Ltd., a global provider of access network products and solutions for Telecom Service Providers, in the positions of Chief Financial Officer, Executive Vice President for Finance & Operations and later on as the General Manager of the company. From 2000 to 2004, Mr. Ben Yosef served as the President of Elisra Inc. and from 1998 to 2000 as the CFO of Tadiran Electronic Industries Inc. Mr. Ben Yosef holds a M.B.A. from the Hebrew University of Jerusalem.

Dr. Yaron Daniely became our President and Chief Executive Officer and a Director in March 2010. Immediately prior to joining us and since 2007, Dr. Daniely was the President and Chief Executive Officer of NanoCyte, Inc., a company that develops transdermal delivery technologies based in Caesarea, Israel. Before NanoCyte and from 2004, Dr. Daniely was the General Manager of Gamida Cell—Teva Joint Venture Ltd., a joint venture company that acquired an exclusive license to develop and commercialize a Phase 3-stage cell therapy product for treatment of Leukemia and Lymphoma based in Jerusalem, Israel. From 2003-2007, Dr. Daniely also served as the Vice President of Business Development of Gamida Cell Ltd., and engaged in several licensing and financial transactions for the Company. In addition, he was a director of Bioblast Ltd., a private company incorporated in Israel. Dr. Daniely holds a B.Sc. degree in Biological Sciences from Florida International University, and holds a Ph.D. from the Sackler Institute of Graduate Biomedical Sciences at the New York University School of Medicine. Following his doctoral program, Dr. Daniely served as an NIH Visiting Fellow in its Cell Biology section and a Postdoctoral Fellow in the Department of Molecular Cell Biology at The Weizmann Institute for Science in Israel. Subsequently, he received an Executive M.B.A. from the Technion, Israel Institute of Technology.

Dr. Tomer Berkovitz joined us in May 2014 as our Chief Financial Officer and in January 2016 was appointed to the additional position of Chief Operating Officer. Immediately prior to joining Alcobra, and from 2008, he was an Executive Director in J.P. Morgan’s Investment Banking Division in New York, where he played a leading role in numerous capital market and mergers and acquisitions transactions. In this capacity, he advised senior management and boards of directors of J.P. Morgan's key U.S. clients, including several S&P 500 healthcare firms. Prior to joining J.P. Morgan, Dr. Berkovitz worked in Citigroup's Investment Bank in New York. From 2000 to 2003, he served as an economist in the Financial Advisory Unit to the Chief of Staff of the Israel Defense Forces. Dr. Berkovitz holds a Ph.D. in Finance and Economics from Columbia Business School and has published a number of corporate finance articles in leading academic and practitioner journals. He also holds an M.Sc. in Finance and Accounting and a B.A. in Economics and Management, both from Tel-Aviv University.

David Baker joined us in January 2014 as our Chief Commercial Officer. Prior to joining us, Mr. Baker worked at Shire Pharmaceuticals for 10 years, most recently as Vice President of Commercial Strategy and New Business in the Neuroscience Business Unit. In that role, he led the commercial assessment of neuroscience licensing opportunities, managed commercial efforts on pipeline CNS products, and led the long term strategic planning process. Previously, he served as Global General Manager for Vyvanse® where he led the launch of Vyvanse, led the launch of the adult indication for Vyvanse, and led global expansion efforts including successful establishment of a partnership in Japan and launches in Canada and Brazil. Prior to that, Mr. Baker served as Vice President of Marketing for all of Shire's ADHD products. He has been directly involved with the commercialization of five approved ADHD medications. From 1990 - 2004, Mr. Baker worked at Merck where he held positions of increasing responsibility in marketing, sales, market research and business development. In addition to his knowledge and experience with CNS medications, Mr. Baker's therapeutic expertise includes osteoporosis, migraine and hyperlipidemia. Mr. Baker graduated Magna Cum Laude with a bachelor's degree in Economics and Computer Science from Duke University. He earned a M.B.A. in Marketing from Duke's Fuqua School of Business.

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

 David Siner, serves as our Senior Director CMC, joined Alcobra in August 2014. He previously served with Neurim Pharmaceuticals Ltd an Israeli drug development company from 2007 to through 2014 serving as Director of CMC. In this role, he managed the global CMC operations and drug development, including CMC regulatory affairs in direct contact with worldwide agencies in Europe, Asia, Oceania, South America, Israel and South Africa in accordance with GMP, GDP and GLP and ICH guidelines. He also managed the chain of supply and Quality Assurance tasks with several global pharmaceutical companies. Prior to his role at Neurim Ltd., David served as analytical chemist at Charles River Laboratories Montreal Canada from 2004 to 2007. David holds a B.A in Chemistry from the Technion Institute of Technology in Haifa Israel and a M.Sc. from the Faculty of Medicine at the Tel-Aviv University Israel in Developmental Biology.

Dr. Johanna Schumann serves as our Senior Vice President for Preclinical Development. She joined us in August 2013 after working at BioLineRx, an Israeli drug development company, from 2010 through 2013, serving as Preclinical Development Manager. In this role, she designed, managed and executed preclinical activities, including toxicology, pharmacokinetics and pharmacodynamics studies, in accordance with the relevant regulatory authorities' guidelines, for multiple preclinical phase drug development projects and medical indications. Dr. Schumann holds a B.Sc. in Life Sciences from the Hebrew University of Jerusalem, and an M.Sc. and Ph.D. in Pharmacology from the School of Pharmacy, The Hebrew University of Jerusalem.

Irena Katsman, our Vice President for Finance, joined Alcobra in April 2015. Immediately prior to joining Alcobra and since 2008, Ms. Katsman served as Finance Manager of Omrix Biopharmaceuticals, a Johnson & Johnson company. Ms. Katsman began her career as a certified public accountant at PricewaterhouseCoopers. Ms. Katsman is a certified public accountant and holds a B.A. in Economics and Accounting from the Hebrew University of Jerusalem and an M.B.A. from Tel Aviv University.

 Elad Ben David, serves as our Director of Regulatory Affairs. He joined Alcobra in June 2015 after working as a Regulatory Affairs Manager at Isorad Ltd., an Israeli radiopharmaceutical company from 2013 through 2015, in this role he managed all regulatory affairs operations and strategies. Prior to his role at Isorad Ltd, Elad served as a Regulatory Affairs Specialist at Lumenis (2012-2013), a medical device company and a global leader in the field of energy-based technologies (laser, IPL and RF) for the surgical, ophthalmology and aesthetic markets. In this role, he provided regulatory strategy and support to R&D and business teams, reviewing and filing regulatory submissions to international regulatory authorities. Prior to his role at Lumenis, Elad served as a Regulatory Affairs Project Manager at Dexcel Pharma (2007-2012), an Israeli pharmaceutical company, in this role he managed the interaction with international regulatory authorities, regulatory compliance of products from development stage, marketing authorizations and post approval regulatory operations. Elad holds an M.B.A. in international management and marketing from Ruppin Academic Center, M.Sc. in Life Sciences form Tel Aviv University, and a B.Sc. in Life Sciences form Tel Aviv University.

6.B.	Compensation

The table below reflects the compensation granted to our five most highly compensated officers during or with respect to the year ended December 31, 2016. All amounts reported in the table reflect the cost to us, in U.S. Dollars, as recognized in our financial statements for the year ended December 31, 2016. Amounts paid in NIS are translated into U.S. dollars at the rate of NIS 3.84 = U.S.$1.00, based on the average representative rate of exchange between the NIS and the U.S. dollar as reported by the Bank of Israel in the year ended December 31, 2016.

Name and Position	Base Salary	Benefit Cost (1)	Share-Based Payment (2)	Bonus (3)	Total

Dr. Yaron Daniely Chief Executive Officer, President and Director	$384,000	$113,000	$907,000	$85,000	$1,489,000

Dr. Tomer Berkovitz Chief Financial Officer, Chief Operating Officer	300,000	106,000	385,000	93,000	884,000

David Baker Chief Commercial Officer	317,000	57,000	372,000	88,000	834,000

Dr. Jonathan Rubin Chief Medical Officer	310,000	55,000	142,000	73,000	580,000

Hanna Ron Senior Vice President CMC	116,000	49,000	73,000	22,000	260,000

(1)	Include the social benefits paid by us on behalf of the employees, including convalescence pay, contributions made by the company to an insurance policy or a pension fund, work disability insurance, life insurance, medical insurance, severance, educational fund and payments for social security. It also includes leased vehicle cost for some of the employees.

(2)	Represents the equity-based compensation expenses recorded in our consolidated financial statements for the year ended December 31, 2016 based on the options’ grant date fair value in accordance with accounting guidance for equity-based compensation.

(3)	Does not include bonus payments for 2015 to Dr. Yaron Daniely and Dr. Tomer Berkovitz in the amount of $150,000 and $100,000 respectively, which were approved by our shareholders and paid in 2016.

The aggregate amount of compensation paid or accrued to all of our directors and executive officers as a group with respect to the year ended December 31, 2016 was approximately $3.3 million. This amount includes salaries, consulting fees, directors' fees, car expenses and vacation, pension, severance, retirement or similar benefits or expenses, employer’s taxes and bonuses expenses in an amount of $0.6 million. The amount does not include business travel, relocation, professional and business association due and expenses reimbursed to office holders, and other benefits commonly reimbursed or paid by companies in our industry.

In addition, share-based compensation in the amount of $2.2 million was recorded in 2016.

Employment Agreements with Executive Officers

We have entered into written employment agreements with all of our executive officers. Each of these agreements contains provisions regarding non-competition, confidentiality of information and ownership of inventions. The non-competition provision applies for a period that is generally 12 months following termination of employment. The employment agreements also include severance for certain key employees subject to our compensation policy. The enforceability of covenants not to compete in Israel and the United States is subject to limitations. In addition, we are required to provide notice prior to terminating the employment of our executive officers, other than in the case of a termination for cause.

Directors’ Service Contracts

Other than with respect to our directors that are also executive officers, we do not have written agreements with any director providing for benefits upon the termination of his employment with our company.

We are also required to maintain an office holder compensation policy that sets forth company policy, or the Compensation Policy, regarding the terms of office and employment of office holders, including compensation, equity awards, severance and other benefits, exemption from liability and indemnification, referred to as the Terms of Office and Employment. The term “office holder,” as defined in the Israeli Companies Law, includes directors, executive officers and any manager directly subordinate to the chief executive officer.

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

Our shareholders approved a Compensation Policy in February 2014, which was subsequently amended in July 2015 and in July 2016 that meets the above requirements.

6.C.	Board practices

Board of Directors

Under the Israeli Companies Law, our Board of Directors is vested with the power to set corporate policy and oversee our business. Our Board of Directors may exercise all powers and may take all actions that are not specifically granted to our shareholders or to management. Our executive officers are responsible for our day-to-day management and have individual responsibilities established by our Board of Directors. Our Chief Executive Officer is appointed by, and serves at the discretion of, our Board of Directors, subject to the employment agreement that we have entered into with him. All other executive officers are appointed by our Chief Executive Officer, and are subject to the terms of any applicable employment agreements that we may enter into with them.

Under our amended and restated articles of association, our Board of Directors must consist of at least five and not more than eleven directors. Our Board of Directors consists of eight directors. We have only one class of directors.

Our directors are each elected at the annual general meeting of our shareholders and serve until the next annual general meeting. Such election is subject to the selection, or recommendation for the Board of Director's selection, by a majority of independent directors. Directors may nevertheless be removed prior to the end of their term by the majority of our shareholders at a general meeting of our shareholders or upon the occurrence of certain events, all in accordance with the Israeli Companies Law and our amended and restated articles of association.

In addition, our amended and restated articles of association allow our Board of Directors to appoint directors, to fill vacancies on our Board of Directors, for a term of office equal to the remaining period of the term of office of the directors whose offices have been vacated, or appoint new additions to Board of Directors up to the maximum number of directors.

Under the Israeli Companies Law, nominations for directors may be made by any shareholder holding at least one percent (1%) of our outstanding voting power. However, any such shareholder may make such a nomination only if a written notice of such shareholder's intent to make such nomination has been given to our Board of Directors. Any such notice must include certain information which is required under the Israeli Companies Law to provide to our shareholders, the consent of the proposed director nominee(s) to serve as our director(s) if elected and a declaration signed by the nominee(s) declaring that there is no limitation under the Israeli Companies Law preventing their election and that all of the information that is required under the Israeli Companies Law to be provided to us in connection with such election has been provided.

In addition to its role in making director nominations, under the Israeli Companies Law, our Board of Directors must determine the minimum number of directors who are required to have accounting and financial expertise. Under applicable regulations, a director with accounting and financial expertise is a director who, by reason of his or her education, professional experience and skill, has a high level of proficiency in and understanding of business accounting matters and financial statements, sufficient to be able to thoroughly comprehend the financial statements of the Company and initiate debate regarding the manner in which financial information is presented. In determining the number of directors required to have such expertise, our Board of Directors must consider, among other things, the type and size of our company and the scope and complexity of its operations. Our Board of Directors has determined that our company requires one director with such expertise. Mr. Ben Yosef has such accounting and financial expertise.

External Directors

Under the Israeli Companies Law, except as provided below, companies incorporated under the laws of the State of Israel that are publicly traded, including Israeli companies with shares listed on the NASDAQ, are required to appoint at least two external directors, who meet the qualifications requirements set forth in the Israeli Companies Law.

The definitions of an external director under the Israeli Companies Law and independent director under the Listing Rules of NASDAQ are similar such that it would generally be expected that our two external directors will also comply with the independence requirement under the Listing Rules of NASDAQ.

Pursuant to newly enacted regulations under the Israeli Companies Law, the Board of Directors of a company such as the Company is not required to have external directors if: (i) the company does not have a controlling shareholder (as such term is defined in the Israeli Companies Law); (ii) a majority of the directors serving on the Board of Directors are “independent,” as defined under NASDAQ Listing Rule 5605(a)(2); and (iii) the company follows NASDAQ Rule 5605(e)(1), which requires that the nomination of directors be made, or recommended to the Board of Directors, by a Nominating Committee of the Board of Directors consisting solely of independent directors, or by a majority of independent directors. We meet all these requirements. On June 7, 2016, our Board of Directors resolved to adopt the corporate governance exemption set forth above, and accordingly we no longer have external directors as members of our Board of Directors.

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

Under the Israeli Companies Law, our Audit Committee is responsible for:

•	determining whether there are deficiencies in the business management practices of our Company, and making recommendations to the Board of Directors to improve such practices;

•	determining whether to approve certain related party transactions (including transactions in which an office holder has a personal interest and whether such transaction is extraordinary or material under the Companies Law) (see Item 16G. - “Corporate Governance - Approval of Related Party Transactions under Israeli law”);

•	examining our internal controls and internal auditor’s performance, including whether the internal auditor has sufficient resources and tools to dispose of its responsibilities;

•	examining the scope of our auditor’s work and compensation and submitting a recommendation with respect thereto to our Board of Directors or shareholders, depending on which of them is considering the appointment of our auditor;

•	establishing procedures for the handling of employees’ complaints as to the management of our business and the protection to be provided to such employees;

•	determining whether certain acts of an office holder not in accordance with his or her fiduciary duty owed to the Company are extraordinary or material and to approve such acts and certain related party transactions (including transactions in which an office holder has a personal interest) and whether such transaction is extraordinary or material under the Companies Law (see Item 16G. - “Corporate Governance - Approval of Related Party Transactions under Israeli Law”);

•	deciding whether to approve and to establish the approval process (including by tender or other competitive proceedings) for certain transactions with a controlling shareholder or in which a controlling shareholder has a personal interest; and

•	determining the process of approving of transactions that are not negligible, including determining the types of transactions that will be subject to the approval of the Audit Committee.

Audit Committee – Charter

Our Board of Directors has adopted an audit committee charter setting forth the responsibilities of the Audit Committee consistent with the rules of the SEC and the Listing Rules of NASDAQ, as well as the requirements for such committee under the Israeli Companies Law, as described below. The Audit Committee Charter is posted on our website.

NASDAQ requirements

Under the Listing Rules of NASDAQ, we are required to maintain an Audit Committee consisting of at least three independent directors, all of whom are financially literate and one of whom has accounting or related financial management expertise.

Our audit committee consists of Ms. Tori, Mr. Segev and Mr. Ben Yosef. Our Board of Directors has determined that Mr. Ben Yosef is an audit committee financial expert as defined by the SEC rules and has the requisite financial sophistication as defined by the Listing Rules of NASDAQ. All of the members of our Audit Committee meet the requirements for financial literacy under the applicable Listing Rules of NASDAQ.

Each member of the Audit Committee is required to be “independent” as such term is defined in Rule 10A-3(b)(1) under the Exchange Act.

Compensation Committee

Under the Israeli Companies Law, the Board of Directors of a public company must appoint a Compensation Committee.

Under the Listing Rules of NASDAQ, we are required to maintain a Compensation Committee consisting entirely of independent directors (or the determination of such compensation solely by the independent members of our Board of Directors).

Our Compensation Committee consists of Mr. Geffken, who serves as the chairperson of the committee, Mr. Ben Yosef and Mr. Segev, all of whom are independent under the listing standards of the Listing Rules of NASDAQ.

Under the Israeli Companies Law, our Compensation Committee is responsible for (i) proposing a an office holder compensation policy to the Board of Directors, (ii) proposing necessary revisions to the compensation policy and examining its implementation, (iii) determining whether to approve transactions with respect to the terms of office and employment of office holders, and (iv) determining, in accordance with our office holder compensation policy, whether to exempt an engagement with an unaffiliated nominee for the position of Chief Executive Officer from requiring shareholders’ approval. Under the regulations promulgated under the Israeli Companies Law, certain exemptions and reliefs with respect to the Compensation Committee are granted to companies whose securities are traded outside of Israel.

The Companies Law provides that our compensation policy must serve as the basis for the decisions concerning the financial terms of employment or engagement of executives and directors, including exculpation, insurance, indemnification or any monetary payment or obligation of payment in respect of employment or engagement. The compensation policy must be approved (or reapproved) not longer than every three years, and relate to certain factors, including advancement of the company’s objective, business plan and its long term strategy and creation of appropriate incentives for office holders. It must also consider, among other things, the company’s risk management, size and nature of its operations. The compensation policy must furthermore consider the following additional factors:

•	the knowledge, skills, expertise and accomplishments of the relevant office holder;

•	the office holder’s roles and responsibilities and prior compensation agreements with him or her;

•	the relationship between the terms offered and the average compensation of the other employees of the company, including those employed through manpower companies;

•	the impact of disparities in salary upon work relationships in the company;

•	the possibility of reducing variable compensation at the discretion of the Board of Directors or the possibility of setting a limit on the exercise value of non-cash variable equity-based compensation; and

•	as to severance compensation, the period of service of the office holder, the terms of his or her compensation during such service period, the company’s performance during that period of service, the person’s contributions towards the company’s achievement of its goals and the maximization of its profits and the circumstances under which the person is leaving the company.

The compensation policy must also include the following principles:

•	the link between variable compensation and long-term performance and measurable criteria;

•	the relationship between variable and fixed compensation, and the ceiling for the value of variable compensation;

•	the conditions under which a director or executive would be required to repay compensation paid to him or her if it was later shown that the data upon which such compensation was based was inaccurate and was required to be restated in the company’s financial statements;

•	the minimum holding or vesting period for variable, equity-based compensation; and

•	maximum limits for severance compensation.

Our compensation policy, consistent with the foregoing Companies Law requirements, was adopted by our shareholders on February 17, 2014 and since then it was amended several times.

Compensation Committee - Charter

Our Board of Directors has adopted a Compensation Committee Charter setting forth the responsibilities of the Compensation Committee consistent with the Listing Rules of NASDAQ and the requirements under the Companies Law, as described above. The Compensation Committee Charter requires that our Compensation Committee be comprised of at least three members. The Compensation Committee Charter is posted on our website.

Nominating Committee

Our Board of Directors does not have an independent Nominating Committee. As indicated above, the election of members of our Board of Directors is subject to the selection, or recommendation for the Board of Director's selection, by a majority of our independent directors.

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

Our management consists of our Chief Executive Officer, Chief Financial Officer, Chief Medical Officer, Chief Commercial Officer, Senior Director CMC (chemistry manufacturing and controls), VP for Finance, SVP for Preclinical Development and Director of Regulatory Affairs. We further have service agreements with U.S.-based regulatory consultants as well as additional U.S.-based clinical consultants who are members of our clinical advisory board. We believe that we maintain good relations with all of them. We are currently undergoing a reduction in force and at the end of the process we expect to have 12 employees.

Over the past three years, the number of our employees by function was as follows:

	December 31,
Function	2016	2015	2014

Research, development and quality assurance	11	12	8
Pre-Commercialization	2	2	1
Administration, finance and operation	6	5	4
Total	19	19	13

Over the past three years, the number of our employees by geographic area was as follows:

	December 31,
Geographic area	2016	2015	2014

Israel	14	15	10
United States	5	4	3
Total	19	19	13

6.E.	Share ownership

As of April 27, 2017, each of our executive officers and directors, other than Dr. Daniely, beneficially owned less than 1% of our issued and outstanding Ordinary Shares. Dr. Daniely beneficially owned 2.6% of our Ordinary Shares.

The following table summarizes information about the options to purchase our Ordinary Shares owned by Dr. Daniely that were outstanding as of April 27, 2017:

NUMBER OUTSTANDING	EXERCISE PRICE	EXPIRATION DATE
340,460	$0.33	November 15, 2020
89,553	$8.00	January 2, 2023
37,500	$23.85	February 17, 2020
400,000	$5.63	March 30, 2020
192,487	$4.55	July 18, 2021

On March 13, 2017, an additional 319,365 options were granted to Dr. Daniely with an exercise price of $1.19 per share and which expire on March 12, 2022. Such grant of options is subject to the approval of our shareholders.

2010 Incentive Option Plan

We maintain one equity incentive plan - our 2010 Incentive Option Plan, or our 2010 Plan. As of April 27, 2017, a total of 4,487,334 shares were reserved for issuance under our 2010 Plan, of which options to purchase 4,152,727 Ordinary Shares were issued and outstanding thereunder (out of which 482,365 options are subject to the approval of our shareholders). Of such outstanding options, options to purchase 1,487,033 Ordinary Shares were vested as of April 27, 2017, with a weighted average exercise price of $5.89 per share.

Our 2010 Plan, which was adopted by our Board of Directors in February, 2010, and approved by our shareholders in July 2015, provides for the grant of options to our and our affiliates’ respective directors, employees, office holders, service providers and consultants. On December 16, 2014, our Board of Directors adopted an appendix to the 2010 Plan for U.S. residents, which was later approved by our shareholders. The initial reserved pool under our 2010 plan has been increased by our Board of Directors a number of times, and most recently on March 13, 2017.

The 2010 Plan is administered by our Board of Directors or by a committee thereof, which shall determine, subject to Israeli and U.S. law, the grantees of awards and various terms of the grant. The 2010 Plan provides for granting options in compliance with Section 102 of the Israeli Income Tax Ordinance, 1961, or the Ordinance, and under the U.S. Revenue Code of 1986, as amended.

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

In the event of a merger or consolidation of our company subsequent to which we shall no longer exist as a legal entity, or a sale of all, or substantially all, of our shares or assets or other transaction having a similar effect on us, then: (i) pursuant to resolutions of our Board of Directors, 2,711,570 options will become fully vested; (ii) other outstanding options shall be assumed, or an equivalent option shall be substituted, by such successor corporation or an affiliate thereof or, in case the successor corporation refuses to assume or substitute the option, our Board of Directors or its designated committee may (a) provide the grantee with the opportunity to exercise the option as to all or part of the shares, vested or otherwise, and (b) specify a period of time, no less than seven days, following which all outstanding options shall terminate.

ITEM 7.                  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A.	Major shareholders

The following table sets forth information regarding the beneficial ownership by each person or entity known to beneficially own more than 5% of our Ordinary Shares as of April 25, 2017, or a different date, if so provided in the table below or footnotes thereof.

According to our transfer agent, as of April 25, 2017, there were three record holders of our Ordinary Shares, one of which (Cede & Co., the nominee of the Depositary Trust Company) is a U.S. holder holding 99% of our Ordinary Shares.  The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these Ordinary Shares are held by brokers or other nominees. None of our shareholders have different voting rights from other shareholders.

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

	Ordinary Shares Beneficially Owned
Name	Number	Percentage
Exodus Capital L.P., Exodus Management Israel Ltd. and its subsidiaries (1)	4,619,599	16.8%
Franklin Resources, Inc., Charles B. Johnson, Rupert H. Johnson, Jr., Franklin Advisers, Inc. (2)	4,477,500	16.2%
RA Capital Management, LLC, RA Capital Healthcare Fund, L.P. and Peter Kolchinsky (3)	2,392,583	8.7%
Udi Gilboa (4)	2,360,816	8.6%
Baker Bros. Advisors LP, Baker Bros. Advisors (GP) LLC, Felix J. Baker, Julian C. Baker (5)	2,336,359	8.5%
Venrock Healthcare Capital Partners, L.P., VHCP Co-Investment Holdings, LLC, Venrock Healthcare Capital Partners II, L.P., VHCP Co-Investment Holdings II, LLC, VHCP Management, LLC, VHCP Management II, LLC, Bong Koh and Anders Hove (6)	2,196,373	8.0%
Broadfin Capital, LLC, Broadfin Healthcare Master Fund, Ltd. and Kevin Kotler (7)	2,057,106	7.5%
David M. Slager, Regals Fund LP and Regals Capital Management LP (8)	1,720,725	6.2%

(1)	Based solely on an Amendment 6 to Schedule 13D filed with the SEC April 12, 2017, and which reflects holdings as of April 6, 2017.
(2)	Based solely on an Amendment 1 to Schedule 13G filed with the SEC November 9, 2016, and which reflects holdings as of October 31, 2016.
(3)	Based solely on a Schedule 13G filed with the SEC October 21, 2016, and which reflects holdings as of October 13, 2016.
(4)	Based solely on an Amendment 2 to Schedule 13G filed with the SEC on February 16, 2016, and which reflects holdings as of December 31, 2015.
(5)	Based solely on a Schedule 13G filed with the SEC on February 16, 2016, and which reflects holdings as of December 31, 2015.
(6)	Based solely on an Amendment 2 to Schedule 13G filed with the SEC on February 14, 2017, and which reflects holdings as of December 31, 2016.
(7)	Based solely on an Amendment 2 to Schedule 13G filed with the SEC on February 13, 2017, and which reflects holdings as of December 31, 2016.
(8)	Based solely on an Amendment 2 to Schedule 13G filed with the SEC on February 14, 2017, and which reflects holdings as of December 31, 2016.

7.B.	Related party transactions

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

Options

Since our inception we have granted options to purchase our Ordinary Shares to our officers and certain of our directors. Such option agreements may contain acceleration provisions upon certain merger, acquisition, or change of control transactions. We describe our option plans under Item 6.E. “Share Ownership” above. If the relationship between us and an executive officer or a director is terminated, except for cause (as defined in the various option plan agreements), options that are vested will generally remain exercisable for ninety days after such termination.

Indemnification Agreements and Insurance Coverage

Our amended and restated articles of association permit us to exculpate, indemnify and insure each of our directors and office holders to the fullest extent permitted by the Israeli Companies Law. We have entered into indemnification agreements with each of our directors and other office holders, undertaking to indemnify them to the fullest extent permitted by Israeli law. We have also obtained Directors' & Officers' insurance for each of our officers and directors.

7.C.	Interests of experts and counsel

Not applicable.

ITEM 8.                  FINANCIAL INFORMATION

8.A.	Consolidated statements and other financial information

See Item 18. Financial Statements.

Legal Proceedings

On December 16, 2014, a class action lawsuit was filed against us and certain of our current and former officers and directors in the U.S. District Court for the Southern District of New York. The complaint, brought by a putative class of investors, alleges, among other things, that our officers and directors made false or misleading statements relating to the results of our Phase 3 study for our MDX drug candidate. On May 20, 2015, we moved to dismiss the complaint. On March 30, 2016, the Court accepted the motion to dismiss all charges against the Company.

On February 17, 2017, a class action lawsuit was filed against us and certain of our current officers (one of whom also is a director) in the U.S. District Court for the Southern District of New York. The case was filed on behalf of a putative class of investors who purchased or acquired our publicly-traded securities between August 13, 2015 and January 17, 2017. The complaint asserted violations of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 and Rule 10b-5 thereunder. The complaint alleged, among other things, that we and the individual defendants made false or misleading statements relating to the results of our second Phase 3 clinical trial for our MDX drug candidate.

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

Except as disclosed elsewhere in this annual report, there have been no other significant changes from December 31, 2016, until the date of the filing of this annual report.

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

Annual Information:	Low	High
2013	$6.50	26.96
2014	3.12	25.44
2015	3.68	9.50
2016	1.77	6.50
Quarterly Information
First Quarter 2015	$3.68	8.30
Second Quarter 2015	5.38	8.84
Third Quarter 2015	5.61	9.50
Fourth Quarter 2015	5.28	8.78
First Quarter 2016	3.15	6.50
Second Quarter 2016	3.61	5.75
Third Quarter 2016	1.95	5.36
Fourth Quarter 2016	1.77	2.90

Monthly Information:
October 2016	$1.90	2.90
November 2016	1.77	2.23
December 2016	1.80	2.53
January 2017	0.83	2.58
February 2017	1.08	1.46
March 2017	1.08	1.38
April 2017 (through April 25, 2017)	1.01	1.25

9.B.	Plan of distribution

Not applicable.

9.C.	Market for Ordinary Shares

Our Ordinary Shares are listed on the NASDAQ Global Market.

9.D.	Selling shareholders

Not applicable.

9.E.	Dilution

Not applicable.

9.F.	Expenses of the issue

Not applicable.

ITEM 10.                  ADDITIONAL INFORMATION

10.A.	Share capital

Not applicable.

10.B.	Articles of Association

Securities Register

We are registered with the Israeli Registrar of Companies. Our registration number is 51-409899-5. Section 1.2 of our amended and restated articles of association provides that we may engage in any type of lawful business.

Board of Directors

The Israeli Companies Law requires that certain transactions, actions and arrangements be approved as provided for in a company's articles of association and in certain circumstances by the audit committee, the compensation committee, by the board of directors itself and by the shareholders. The vote required by the audit committee, compensation committee and the board of directors for approval of such matters, in each case, is a majority of the disinterested directors participating in a duly convened meeting. If, however, a majority of the members participating in such meeting have a personal interest in the approval of such matter, then all directors may participate in the discussions and the voting on approval thereof and in such case the matter shall be subject to further shareholder approval.

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

Our amended and restated articles of association provide that, all actions done bona fide at any meeting of the board of directors or by a committee thereof or by any person(s) acting as director(s) will, notwithstanding that it may afterwards be discovered that there was some defect in the appointment of the participants in such meeting or any of them or any person(s) acting as aforesaid, or that they or any of them were disqualified, be as valid as if there were no such defector disqualification.

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

Our amended and restated articles of association provide that, subject to the Israeli Companies Law, our Board of Directors may delegate its authority, in whole or in part, to such committees of the board of directors as it deems appropriate, and it may from time to time revoke such delegation. To the extent permitted by the Israeli Companies Law, our Board of Directors may from time to time confer upon and delegate to a President, Chief Executive Officer, Chief Operating Officer or other executive officer then holding office, such authorities and duties of the board of directors as it deems fit, and they may delegate such authorities and duties for such period and for such purposes and subject to such conditions and restrictions which they consider in our best interests, without waiving the authorities of the board of directors with respect thereto.

Arrangements regarding compensation of directors require the approval of the compensation committee, audit committee, our board of directors and the shareholders.

Borrowing Powers

Pursuant to the Israeli Companies Law and our amended and restated articles of association, our Board of Directors may exercise all powers and take all actions that are not required under law or under our amended and restated articles of association to be exercised or taken by our shareholders or other corporate bodies, including the power to borrow money for company purposes.

Rights, Preferences and Restrictions of Shares

•	General. Our share capital is NIS 500,000, divided into 50,000,000 Ordinary Shares NIS 0.01 par value per share. The Ordinary Shares do not have cumulative voting rights in the election of directors. As a result, the holders of Ordinary Shares that represent more than 50% of the voting power have the power to elect all the Directors.

•	Dividend and liquidation rights. Our Board of Directors may declare a dividend to be paid to the holders of our Ordinary Shares according to their rights and interests in our profits and may fix the record date for eligibility and the time for payment. The directors may from time to time pay to the shareholders on account of the next forthcoming dividend such interim dividends as, in their judgment, our position justifies. All dividends unclaimed for one year after having been declared may be invested or otherwise used by the directors for our benefit until claimed. No unpaid dividend or interest shall bear interest as against us. Our Board of Directors may determine that a dividend may be paid, wholly or partially, by the distribution of certain of our assets or by a distribution of paid up shares, debentures or debenture stock or any of our securities or of any other companies or in any one or more of such ways in the manner and to the extent permitted by the Israeli Companies Law.

•	Transfer of shares; record dates. Fully paid up Ordinary Shares may be freely transferred pursuant to our amended and restated articles of association unless such transfer is restricted or prohibited by another instrument or securities laws. Each shareholder who would be entitled to attend and vote at a General Meeting of shareholders is entitled to receive notice of any such meeting. For purposes of determining the shareholders entitled to notice and to vote at such meeting, the board of directors will fix a record date.

•	Voting; annual general and extraordinary meetings. Subject to any rights or restrictions for the time being attached to any class or classes of shares, each shareholder shall have one vote for each share of which he or she is the holder, whether on a show of hands or on a poll. Our amended and restated articles of association do not permit cumulative voting and it is not mandated by Israeli law. Votes may be given either personally or by proxy. A proxy need not be a shareholder. If any shareholder is without legal capacity, he may vote by means of a trustee or a legal custodian, who may vote either personally or by proxy. If two or more persons are jointly entitled to a share then, in voting upon any question, the vote of the senior person who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other registered holders of the share and, for this purpose seniority shall be determined by the order in which the names stand in the shareholder register.

•	Quorum for general meetings. The quorum required for our general meetings of shareholders consists of at least two shareholders present in person, by proxy or written ballot who holds or represent between them at least one-third of the total outstanding voting rights. A meeting adjourned for lack of a quorum is generally adjourned to the same day in the following week at the same time and place or to a later time/date if so specified in the summons or notice of the meeting. At the reconvened meeting, any two or more shareholders present in person or by proxy shall constitute a lawful quorum.

•	Notice of general meetings. Unless a longer period for notice is prescribed by the Israeli Companies Law, at least 10 days and not more than 60 days’ notice of any general meeting shall be given, specifying the place, the day and the hour of the meeting and, in the case of special business, the nature of such business, shall be given in the manner hereinafter mentioned, to such shareholders as are under the provisions of our amended and restated articles of association, entitled to receive notices from us. Only shareholders of record as reflected on our share register at the close of business on the date fixed by the board of directors as the record date determining the then shareholders who will be entitled to vote, shall be entitled to notice of, and to vote, in person or by proxy, at a general meeting and any postponement or adjournment thereof.

•	Annual; agenda; calling a general meeting. General Meetings are held at least once in every calendar year at such time (within a period of 15 months after the holding of the last preceding General Meeting), and at such time and place as may be determined by the board of directors. At a General Meeting, decisions shall be adopted only on matters that were specified on the agenda. The board of directors is obligated to call extraordinary general meeting of the shareholders upon a written request in accordance with the Israeli Companies Law. The Israeli Companies Law provides that an extraordinary general meeting of shareholder may be called by the board of directors or by a request of two directors or 25% of the directors in office, or by shareholders holding at least 5% of the issued share capital of the company and at least 1% of the voting rights, or of shareholders holding at least 5% of the voting rights of the company.

•	Majority vote. Except as otherwise provided in our amended and restated articles of association, any resolution at a General Meeting shall be deemed adopted if approved by the holders of a majority of our voting rights represented at the meeting in person or by proxy and voting thereon. In the case of an equality of votes, the chairman of the meeting shall not be entitled to a further vote.

•	Discrimination against shareholders. According to our amended and restated articles of association, there are no discriminating provisions against any existing or prospective holders of our shares as a result of a shareholder holding a substantial number of shares.

Modification of Class Rights

If, at any time, the share capital is divided into different classes of shares, the rights attached to any class (unless otherwise provided by the terms of issuance of the shares of that class) may be varied with the consent in writing of the holders of all the issued shares of that class, or with the sanction of a majority vote at a meeting of the shareholders passed at a separate meeting of the holders of the shares of the class. The provisions of our amended and restated articles of association relating to general meetings shall apply, mutatis mutandis, to every such separate general meeting. Any holder of shares of the class present in person or by proxy may demand a secret poll.

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

Restrictions on Shareholders Rights to Own Securities

Our amended and restated articles of association and the laws of the State of Israel do not restrict in any way the ownership or voting or our shares by non-residents of Israel, except with respect to subjects of countries which are in a state of war with Israel.

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

Requirement of Disclosure of Shareholder Ownership

There are no provisions of our amended and restated articles of association governing the ownership threshold above which shareholder ownership must be disclosed. We are subject, however, to U.S. securities rules that require beneficial owners of more than 5% of our Ordinary Shares to make certain filings with the SEC.

Changes in Capital

Our amended and restated articles of association do not impose any conditions governing changes in capital that are more stringent than required by the Israeli Companies Law.

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

Neither our amended and restated articles of association nor the laws of the State of Israel restrict in any way the ownership or voting of ordinary shares by non-residents of Israel, except with respect to citizens of countries that are in a state of war with Israel.

10.E.	Taxation

The following is a summary of the current tax structure, which is applicable to companies in Israel, with special reference to its effect on us. The following also contains a discussion of material Israeli and U.S. tax consequences to persons purchasing our Ordinary Shares and government programs from which we and some of our group companies benefit. To the extent that the discussion is based on new tax legislation, which has yet to be subject to judicial or administrative interpretation, there can be no assurance that the views expressed in the discussion will accord with any such interpretation in the future. The discussion is not intended and should not be construed as legal or professional tax advice and is not exhaustive of all possible tax considerations. An Israeli company that is subject to Israeli taxes on the income of its non-Israeli subsidiaries should receive a credit for income taxes paid/withheld or that will be paid/withheld by the subsidiary in its country of residence, according to the terms and conditions determined in the Israeli Tax Ordinance.

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

General corporate tax structure in Israel

As of January 1, 2016, Israeli resident companies, such as us, are generally subject to corporate tax at the rate of 25%. As of January 1, 2017, the corporate tax rate is reduced to 24% and as of January 1, 2018 should be further reduced to 23%. Between January 1, 2014 and December 31, 2015, the corporate tax rate was 26.5%.

Capital gains derived by an Israeli resident company are generally subject to tax at the same rate as the corporate tax rate. Under Israeli tax legislation, a corporation will be considered as an “Israeli Resident” if it meets one of the following: (a) it was incorporated in Israel; or (b) its business is managed and controlled from Israel.

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

As of January 1, 2016, an additional income tax at a rate of 2% will be imposed on high earners whose annual taxable income or gain exceeds NIS 803,520. As of January 1, 2017, an additional income tax at a rate of 3% will be imposed on high earners whose annual taxable income or gain exceeds NIS 640,000.

A “substantial shareholder” is generally a person who alone, or together with his relative or another person who collaborates with him on a regular basis, holds, directly or indirectly, at least 10% of any of the “means of control” of the corporation. “Means of control” generally include the right to vote in a general meeting of shareholders, receive profits, nominate a director or an officer, receive assets upon liquidation, or instruct someone who holds any of the aforesaid rights regarding the manner in which he or she is to exercise such right(s), and whether by virtue of shares, rights to shares or other rights, or in any other manner, including by means of voting or trusteeship agreements.

The term “Israeli Resident” for Individuals is generally defined under Israeli Income Tax Ordinance [New Version], 1961 (the “Israeli Tax Ordinance”) as an individual whose center of life is in Israel. According to the Israeli Tax Ordinance, in order to determine the center of life of an individual, account will be taken of the individual’s family, economic and social connections, including: (a) the place of the individual’s permanent home; (b) the place of residence of the individual and his family; (c) the place of the individual’s regular or permanent place of business or the place of his permanent employment; (d) place of the individual’s active and substantial economic interests; (e) place of the individual’s activities in organizations, associations and other institutions. The center of life of an individual will be presumed to be in Israel if: (a) the individual was present in Israel for 183 days or more in the tax year; or (b) the individual was present in Israel for 30 days or more in the tax year, and the total period of the individual’s presence in Israel in that tax year and the two previous tax years is 425 days or more. The presumption in this paragraph may be rebutted either by the individual or by the assessing officer.

Taxation of Israeli Resident Corporations on Receipt of Dividends

Israeli resident corporations are generally exempt from Israeli corporate income tax with respect to dividends paid on our Ordinary Shares.

Capital Gains Taxes Applicable to Israeli Resident Shareholders

The income tax rate applicable to Real Capital Gain derived by an Israeli individual from the sale of shares which had been purchased after January 1, 2012, whether listed on a stock exchange or not, is 25%. However, if such shareholder is considered a “substantial shareholder” (as defined above) at the time of sale or at any time during the preceding 12-month period, such gain will be taxed at the rate of 30%. As of January 1, 2016, an additional tax at a rate of 2% will be imposed on high earners whose annual income or gains exceed NIS 803,520. As of January 1, 2017, an additional income tax at a rate of 3% will be imposed on high earners whose annual taxable income or gain exceeds NIS 640,000.

Moreover, capital gains derived by a shareholder who is a dealer or trader in securities, or to whom such income is otherwise taxable as ordinary business income, are taxed in Israel at ordinary income rates (currently, up to 50% for individuals and as of January 1, 2016, 25% for Israeli resident corporations .. As of January 1, 2017, the corporate tax rate is reduced to 24% and as of January 1, 2018 should be further reduced to 23%).

Taxation of Non-Israeli Shareholders on Receipt of Dividends

Non-Israeli residents are generally subject to Israeli income tax on the receipt of dividends paid on our Shares at the rate of 25% (or 30% for individuals, if such individual is a “substantial shareholder” at the time receiving the dividend or on any date in the 12 months preceding such date), which tax will be withheld at source, unless a tax certificate is obtained from the Israeli Tax Authority authorizing withholding-exempt remittances or a reduced rate of tax pursuant to an applicable tax treaty.

A non-Israeli resident who receives dividends from which tax was withheld is generally exempt from the duty to file tax returns in Israel in respect of such income.

For example, under the Convention Between the Government of the United States of America and the Government of Israel with Respect to Taxes on Income, as amended (the “U.S.-Israel Tax Treaty”), Israeli withholding tax on dividends paid to a U.S. resident for treaty purposes may not, in general, exceed 25%, or 15% in the case of dividends paid out of the profits of a Benefited Enterprise, subject to certain conditions. Where the recipient is a U.S. corporation owning 10% or more of the outstanding shares of the voting stock of the paying corporation during the part of the paying corporation’s taxable year which precedes the date of payment of the dividend and during the whole of its prior taxable year (if any) and not more than 25% of the gross income of the paying corporation for such prior taxable year (if any) consists certain interest or dividends, the Israeli tax withheld may not exceed 12.5%, subject to certain conditions.

Capital gains income taxes applicable to non-Israeli shareholders.

Non-Israeli resident shareholders are generally exempt from Israeli capital gains tax on any gains derived from the sale, exchange or disposition of our Ordinary Shares, provided that such gains were not derived from a permanent establishment or business activity of such shareholders in Israel. However, non-Israeli corporations' shareholders will not be entitled to the foregoing exemptions if an Israeli resident (i) has a controlling interest of more than 25% in such non-Israeli corporation or (ii) is the beneficiary of or is entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

Regardless of whether shareholders may be liable for Israeli income tax on the sale of our Ordinary Shares, the payment of the consideration may be subject to withholding of Israeli tax at the source. Accordingly, shareholders may be required to demonstrate that they are exempt from tax on their capital gains in order to avoid withholding at source at the time of sale.

Estate and gift tax

Currently, Israeli law does not impose estate or gift taxes.

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

Foreign Currency Exchange Risk

Our results of operations and cash flow are subject to fluctuations due to changes in foreign currency exchange rates. The vast majority of our liquid assets is held in U.S. dollars, and a certain portion of our expenses is denominated in NIS. For instance, in 2016, approximately 20% of our expenses were denominated in NIS. Changes of 5% and 10% in the $/NIS exchange rate would have increased/decreased the operation expenses by 0.97% and 1.86%, respectively. However, these historical figures may not be indicative of future exposure, as we expect that the percentage of our NIS denominated expenses will decrease in the future, therefore further reducing our exposure to exchange rate fluctuations.

We do not hedge our foreign currency exchange risk. In the future, we may enter into formal currency hedging transactions to decrease the risk of financial exposure from fluctuations in the exchange rates of our principal operating currencies. These measures, however, may not adequately protect us from the material adverse effects of such fluctuations.

Interest Rate Risk

We are also exposed to limited market risk related to fluctuations in interest rates and market prices. Our primary exposure to market risk is interest rate sensitivity, which is affected by changes in the general level of U.S. interest rates. The primary objective of our investment activities is to preserve our capital to fund our operations.

As of December 31, 2016, our cash, cash equivalents, short-term deposits and marketable securities totaled $50.2 million. Our current investment policy has the following objectives: (i) preserve principal (capital); (ii) maintain liquidity in accordance with cash flow requirements; and (iii) maximize the rate of return within the stated guidelines in the policy. To achieve these goals, we invest available cash in bank deposits with banks that have a credit rating of at least Baa1/BBB+ and in tradable securities with high credit quality and trading liquidity, including U.S. Treasury bonds, money market funds, and corporate debt instruments that carry a rating of A2/A or better. A portion of our investments may be subject to interest rate risk and could fall in value if market interest rates increase. Our interest rate exposure is mitigated by the short-term duration of our investments. We do not enter into investments for trading or speculative purposes and have not used any derivative financial instruments to manage our interest rate risk exposure. We have not been exposed nor do we anticipate being exposed to material risks due to changes in interest rates.

ITEM 12.               DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

The Company does not have any outstanding American Depositary Shares or American Depositary Receipts.

PART TWO

ITEM 13.               DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.               MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.               CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2016, or the Evaluation Date. Based on such evaluation, those officers have concluded that, as of the Evaluation Date, our disclosure controls and procedures are effective in recording, processing, summarizing and reporting, on a timely basis, information required to be included in periodic filings under the Exchange Act and that such information is accumulated and communicated to management, including our principal executive and financial officers, as appropriate to allow timely decisions regarding required disclosure.

(b) Management's Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act. Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based principally on the framework and criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission as of the end of the period covered by this report. Based on that evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2016 at providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

(c) Attestation Report of the Registered Public Accounting Firm

This annual report does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting due to an exemption for emerging growth companies provided in the JOBS Act.

(d) Changes in Internal Control over Financial Reporting

During the year ended December 31, 2016, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.            Audit Committee Financial Expert

Our Board of Directors has determined that Mr. Ben Yosef, a member of our audit committee, is an audit committee financial expert, as defined under the rules under the Exchange Act, and is independent in accordance with applicable Exchange Act rules and Nasdaq rules.

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

ITEM 16C.            Principal Accountant Fees and Services

Kost Forer Gabbay & Kasierer (a Member of EY Global), has served as our principal independent registered public accounting firm for each of the two years ended December 31, 2016 and 2015.

The following table provides information regarding fees paid by us to Kost Forer Gabbay & Kasierer and/or other member firms of EY Global for all services, including audit services, for the years ended December 31, 2016 and 2015:

	Year Ended December 31,
	2016	2015

Audit fees (1)	$87	$87
Audit-related fees (2)	-	90
Tax fees (3)	25	35
All other fees	-	-

Total	$112	$212

(1)	Includes professional services rendered in connection with the audit of our annual financial statements and the review of our interim financial statements.
(2)	Includes fees in connection with two public offerings in 2015.
(3)	Includes professional fees related to tax returns, transfer pricing and consulting on state and sales tax in the United States and Israeli tax.

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

ITEM 16F.             Change in Registrant's Certifying Accountant

Not applicable.

ITEM 16G.            Corporate Governance

The Sarbanes-Oxley Act, as well as related rules subsequently implemented by the SEC, requires foreign private issuers, such as us, to comply with various corporate governance practices. In addition, we are required to comply with the Listing Rules of the NASDAQ Stock Market. Under those Listing Rules, we may elect to follow certain corporate governance practices permitted under the Israeli Companies Law in lieu of compliance with corresponding corporate governance requirements otherwise imposed by the Listing Rules of the NASDAQ Stock Market for U.S. domestic issuers.

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

Shareholder approval is generally required in the event (i) approval by our Board of Directors and our Compensation Committee is not consistent with our office holders compensation policy, or (ii) compensation required to be approved is that of our Chief Executive Officer or an executive officer who is also the controlling shareholder of our Company (including an affiliate thereof). Such shareholder approval shall require a majority vote of the shares present and voting at a shareholders meeting, provided either (i) such majority includes a majority of the shares held by non-controlling shareholders who do not have a personal interest in the compensation arrangement that are voted at the meeting, excluding for such purpose any abstentions of disinterested shareholders, or (ii) the total shares held by non-controlling and disinterested shareholders voted against the arrangement does not exceed two percent (2%) of the voting rights in our Company.

Additionally, approval of the compensation of a director, including a director who is also an executive officer, shall require a simple majority vote of the shares present and voting at a shareholders meeting, if consistent with our office holders compensation policy or a special majority as set forth above if the proposed compensation for the director is not consistent with our compensation policy. Our Compensation Committee and Board of Directors may, in special circumstances, approve the compensation of an executive officer (other than a director or a controlling shareholder) despite shareholders’ objection, based on specified arguments and taking shareholders’ objection into account. Our Compensation Committee may exempt an engagement with a nominee for the position of chief executive officer, who meets the non-affiliation requirements for an external director, as set forth in the Companies Law, from requiring shareholders’ approval, if such engagement is consistent with our office holders compensation policy and our Compensation Committee determines based on specified arguments that presentation of such engagement to shareholders’ approval is likely to prevent such engagement.

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

In addition, any extraordinary transaction with a controlling shareholder or in which a controlling shareholder has a personal interest with a term of more than three years requires the abovementioned approval every three years; however, such transactions not involving the receipt of services or compensation can be approved for a longer term, provided that the audit committee determines that such longer term is reasonable under the circumstances.

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

ITEM 19.                EXHIBITS

EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION OF DOCUMENT
1.1	Amended and Restated Articles of Association of the Company, filed as Exhibit 3.2 to Form F-1/A filed on March 19, 2013 (File No. 333-186003) and incorporated herein by reference

4.1	Form of Representative’s Warrant Agreement, filed as Exhibit 4.2 to Form F-1/A filed on April 25, 2013 (File No. 333-186003) and incorporated herein by reference

4.2	Consulting Agreement between the Company and Adler Consulting LLC, dated November 2010, filed as Exhibit 10.1 to Form F-1/A filed on January 14, 2013 (File No. 333-186003) and incorporated herein by reference

4.3	Alcobra Ltd. 2010 Incentive Option Plan, as amended

4.4	Form of Indemnification Agreement, filed as Exhibit 10.4 to Form F-1/A filed on February 19, 2013 (File No. 333-186003) and incorporated herein by reference

4.5∞	Letter of Approval from the Office of Chief Scientist, filed as Exhibit 10.8 to Form F-1/A filed on February 19, 2013 (File No. 333-186003) and incorporated herein by reference

4.6	Employment agreement between the Company and Yaron Daniely, dated March 4, 2010, filed as Exhibit 10.9 to Form F-1/A filed on April 25, 2013 (File No. 333-186003) and incorporated herein by reference

4.7	Employment agreement between the Company and Jonathan Rubin, dated July 25, 2013, filed as Exhibit 10.13 to Form F-1/A filed on October 22, 2013 (File No. 333-191714) and incorporated herein by reference

4.8	Alcobra Ltd. Amended and Restated Compensation Policy for Company Office Holders, as adopted on July 19, 2016, filed as Exhibit 99.2 to Form 6-K filed on June 8, 2016 and incorporated herein by reference.

12.1	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934

12.2	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934

13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. 1350, furnished herewith

13.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. 1350, furnished herewith

15.1	Consent of Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global

101	The following materials from our Annual Report on Form 20-F for the year ended December 31, 2016 formatted in XBRL (eXtensible Business Reporting Language): (i) the Consolidated Balance Sheets, (ii) the Consolidated Statements of Comprehensive Loss, (iii) the Consolidated Statements of Changes in Shareholders' Equity, (iv) the Consolidated Statements of Cash Flows and (v) the Notes to Consolidated Financial Statements, tagged as blocks of text and in detail

∞ English translation of original Hebrew document.

SIGNATURES

Alcobra Ltd. hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ALCOBRA LTD.

By:	/s/ Dr. Yaron Daniely
Dr. Yaron Daniely
Chief Executive Officer and President

Date: April 28, 2017

ALCOBRA LTD. AND ITS SUBSIDIARY

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2016

U.S. DOLLARS IN THOUSANDS

- - - - - - - - - - - - - -

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 6706703, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

ALCOBRA LTD.

We have audited the accompanying consolidated balance sheets of Alcobra Ltd. and its subsidiary (the “Company") as of December 31, 2016 and 2015, and the related consolidated statements of comprehensive loss, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2016. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Alcobra Ltd. and its subsidiary at December 31, 2016 and 2015, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2016, in conformity with U.S. generally accepted accounting principles.

Tel-Aviv, Israel	/s/ KOST FORER GABBAY & KASIERER
April 27, 2017	A Member of EY Global

ALCOBRA LTD. AND ITS SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	December 31,
	2016	2015

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$2,304	$16,658
Short-term bank deposits	33,000	34,022
Marketable securities	14,938	-
Prepaid expenses and other receivables	1,057	1,666

Total current assets	51,299	52,346

LONG-TERM ASSETS:
Long-term bank deposits	-	19,000
Other long-term assets	29	110
Property and equipment, net	240	227

Total long-term assets	269	19,337

TOTAL ASSETS	$51,568	$71,683

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$528	$57
Accrued expenses and other liabilities	3,812	2,295

Total current liabilities	4,340	2,352

SHAREHOLDERS' EQUITY
Ordinary shares of NIS 0.01 par value - 50,000,000 shares authorized at December 31, 2016 and 2015; 27,867,119 and 27,865,244 issued shares at December 31, 2016 and 2015, respectively; 27,562,795 and 27,560,920 shares outstanding at December 31, 2016 and 2015, respectively	74	74
Treasury shares - 304,324 ordinary shares at December 31, 2016 and 2015	* )	*	)
Additional paid-in capital	142,780	140,274
Accumulated other comprehensive loss	(6)	-
Accumulated deficit	(95,620)	(71,017)

Total shareholders' equity	47,228	69,331

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$51,568	$71,683

*)	Represents an amount less than $ 1.

The accompanying notes are an integral part of the consolidated financial statements.

ALCOBRA LTD. AND ITS SUBSIDIARY

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

U.S. dollars in thousands (except share and per share data)

	December 31,
	2016	2015	2014

Research and development expenses	$18,391	$13,461	$25,105

Pre-commercialization expenses	1,419	1,245	2,134

General and administrative expenses	5,357	4,992	5,839

Operating loss	25,167	19,698	33,078

Financial income, net	(637)	(300)	(227)

Net loss before taxes	24,530	19,398	32,851

Taxes on income	73	51	(17)

Net loss	$24,603	$19,449	$32,834

Unrealized loss on available-for-sale marketable securities	6	-	-

Total comprehensive loss	$24,609	$19,449	$32,834

Basic and diluted net loss per share	$(0.89)	$(0.90)	$(2.40)

Weighted average number of Ordinary shares used in computing basic and diluted net loss per share	27,562,657	21,638,207	13,674,818

The accompanying notes are an integral part of the consolidated financial statements.

ALCOBRA LTD. AND ITS SUBSIDIARY

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands (except share and per share data)

	Ordinary Shares			Treasury shares				Additional paid-in	Accumulated other comprehensive	Accumulated	Total shareholders'
	Number	Amount		Number	Amount			capital	loss	deficit	equity

Balance as of January 1, 2014	13,636,709	$39		304,324	$	*	)	$67,383	$-	$(18,734)	$48,688

Issuance of shares upon exercise of options	1,174	*	)	-		-		-	-	-	* )
Issuance of shares upon cashless exercise of warrants	64,839	*	)	-		-		-	-	-	* )
Share-based compensation	-	-		-		-		4,089	-	-	4,089
Net loss	-	-		-		-		-	-	(32,834)	(32,834)

Balance as of December 31, 2014	13,702,722	39		304,324		*	)	71,472	-	(51,568)	19,943

Issuance of shares upon exercise of options	4,000	*	)	-		-		13	-	-	13
Issuance of shares upon public offering ($4.00 per share), net of $ 203 issuance expenses	7,475,000	19		-		-		27,884	-	-	27,903
Issuance of shares upon public offering ($6.50 per share), net of $ 421 issuance expenses	6,379,198	16		-		-		38,540	-	-	38,556
Share-based compensation	-	-		-		-		2,365	-	-	2,365
Net loss	-	-		-		-		-	-	(19,449)	(19,449)

Balance as of December 31, 2015	27,560,920	74		304,324		*)		140,274	-	(71,017)	69,331

Issuance of shares upon exercise of options	1,875	*	)	-		-		6	-	-	6
Unrealized loss on available-for-sale marketable securities	-	-		-		-		-	(6)	-	(6)
Share-based compensation	-	-		-		-		2,500	-	-	2,500
Net loss	-	-		-		-		-	-	(24,603)	(24,603)

Balance as of December 31, 2016	27,562,795	$74		304,324		$ *	)	$142,780	$(6)	$(95,620)	$47,228

*)	Represents an amount less than $ 1.

The accompanying notes are an integral part of the consolidated financial statements.

ALCOBRA LTD. AND ITS SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2016	2015	2014
Cash flows from operating activities

Net loss	$(24,603)	$(19,449)	$(32,834)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	61	51	31
Amortization of premium on marketable securities	123	-	-
Share-based compensation	2,500	2,365	4,089
Decrease (increase) in prepaid expenses and other receivables	667	(1,077)	(313)
Decrease (increase) in other long-term assets	23	(15)	(38)
Increase (decrease) in trade payables	471	(248)	258
Increase in accrued expenses and other liabilities	1,517	225	481

Net cash used in operating activities	(19,241)	(18,148)	(28,326)

Cash flows from investing activities

Purchase of property and equipment, net	(74)	(181)	(79)
Investment in marketable securities	(17,372)	-	-
Proceeds from (investment in) short-term bank deposit	20,022	(14,500)	8,486
Proceeds from maturity of marketable securities	1,604	-	-
Proceeds from redemption of marketable securities	701	-	-
Investment in long-term bank deposit	-	(19,000)	-
Investment in restricted bank deposit	-	(161)	-

Net cash provided by (used in) investing activities	4,881	(33,842)	8,407

Cash flows from financing activities

Issuance of share capital upon public offering	-	66,459	-
Exercise of options	6	13	-

Net cash provided by financing activities	6	66,472	-

Increase (decrease) in cash and cash equivalents	(14,354)	14,482	(19,919)
Cash and cash equivalents at the beginning of the year	16,658	2,176	22,095

Cash and cash equivalents at the end of the year	$2,304	$16,658	$2,176

The accompanying notes are an integral part of the consolidated financial statements.

ALCOBRA LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share data

NOTE 1:-	GENERAL

a.	Alcobra Ltd. was incorporated in Israel and commenced its operation on February 7, 2008. During July 2013, a wholly-owned subsidiary was incorporated in the State of Delaware named Alcobra Inc. (the "Subsidiary").

b.

Alcobra Ltd. and the Subsidiary (collectively "the Company") are an emerging biopharmaceutical company primarily focused on the development and commercialization of proprietary pharmaceutical products. The Company’s product candidates include: (i) Abuse-Deterrent Amphetamine Immediate-Release ("ADAIR"), a proprietary, abuse-deterrent oral formulation of immediate-release (short-acting) dextroamphetamine for the treatment of Attention Deficit Hyperactivity Disorder ("ADHD") and Narcolepsy; and (ii) Metadoxine Extended Release ("MDX"), a proprietary oral drug, for the treatment of ADHD and other cognitive disorders, including Fragile X. In January 2017, the Company announced that the Phase III in adult ADHD study failed to show a positive statistical outcome on the primary efficacy endpoint. Following these clinical results, the Company may not generate any future revenues from MDX or its underlying intellectual property. The Company do not plan to invest additional significant capital in the development of MDX. Instead, it exploring strategic alternatives for partnering or monetizing MDX for ADHD and other indications in various territories, but may not be able to complete such transactions due to limited demand or other reasons. The Company strategy is to complete the development of, obtain regulatory approval for, and successfully commercialize, ADAIR and/or any other product candidate the Company may develop in the future in a timely manner.

c.	The Company has not generated revenue from the sale of any product, and does not expect to generate significant revenue unless and until the Company obtains marketing approval of, and commercialize, MDX, ADAIR, or any other product candidate. During the year ended December 31, 2016, the Company has incurred a loss of $ 24,603 and had a negative cash flow from operating activities of $ 19,241. The accumulated deficit as of December 31, 2016 is $ 95,620. The Company is required and plans to continue to finance its operations through equity or similar financing rounds. The Company’s management believes that its current financial resources will be sufficient to continue the development of the Company’s products at least for twelve months from the date of this report.

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

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

The Company's transactions and balances denominated in U.S. dollars are presented at their original amounts. Non-dollar transactions and balances have been remeasured to U.S. dollars in accordance with accounting standard codification ("ASC") 830, "Foreign Currency Matters", of the Financial Accounting Standards Board ("FASB"). All transaction gains and losses from remeasurement of monetary balance sheet items denominated in non-dollar currencies are reflected in the statements of operations as financial income or expenses, as appropriate.

c.	Principles of consolidation:

The consolidated financial statements include the accounts of Alcobra Ltd. and its Subsidiary. Intercompany transactions and balances have been eliminated upon consolidation.

d.	Cash equivalents:

Cash equivalents are short-term unrestricted highly liquid investments that are readily convertible to cash with original maturities of three months or less at acquisition.

e.	Bank deposits:

Bank deposits with maturities of more than three months but less than one year are included in short-term bank deposits. Such short-term deposits are stated at cost which approximates market values.

Bank deposits with maturities of more than one year are included in long-term bank deposits. The Company's long-term deposits do not have contractual maturities that exceed 2 years. Such long-term deposits are stated at cost which approximates market values.

As of December 31, 2016, the Company's bank deposits are in U.S. dollars and bear interest at a weighted average annual interest rate of 1.72%.

f.	Investment in marketable securities:

The Company accounts for investments in marketable securities in accordance with ASC No. 320, "Investments- Debt and Equity Securities". Management determines the appropriate classification of its investments at the time of purchase and reevaluates such determinations at each balance sheet date.

ALCOBRA LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company classified all of its debt and equity securities as available-for-sale securities. Available-for-sale securities are carried at fair value, with the unrealized gains and losses reported in accumulated other comprehensive income (loss) in shareholders' equity. Realized gains and losses on sales of investments are included in financial income, net and are derived using the specific identification method for determining the cost of securities.

The amortized cost of debt securities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization together with interest and dividends on securities are included in financial income, net.

The Company has classified all marketable securities as short-term, even though the stated maturity date may be one year or more beyond the current balance sheet date, because it is probable that the Company may sell these securities prior to maturity.

The Company recognizes an impairment charge when a decline in the fair value of its investments in debt securities below the amortized cost basis of such securities is judged to be other-than-temporary impairment (“OTTI”). Factors considered in making such a determination include the duration and severity of the impairment, the reason for the decline in value, the potential recovery period and if the entity has the intent to sell the debt security, or if it is more likely than not that it will be required to sell the debt security before recovery of its amortized cost basis. However, if an entity does not expect to sell a debt security, it will still need to evaluate expected cash flows to be received and determine if a credit loss exists. In the event of a credit loss, only the amount of impairment associated with the credit loss is recognized in earnings. Amounts relating to factors other than credit losses are recorded in OCI. The Company did not recognize OTTI on its marketable securities during the year ended December 31, 2016.

g.	Property and equipment, net:

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

The Company's property and equipment are reviewed for impairment in accordance with ASC 360, "Property, Plant, and Equipment," whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. In 2016, 2015 and 2014, no impairment losses have been identified.

ALCOBRA LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

h.	Other long-term assets:

Other long-term assets mainly include long-term deposits for office lease and motor vehicles under operating leases, presented at their cost.

i.	Research and development expenses:

Research and development expenses are expensed as incurred. Those expenses include payments to third party clinical consultants, expenses related to conducting clinical and pre-clinical trials, salaries and related personnel expenses, travel expenses and share based compensation expenses to research and development employees. During 2016, 2015 and 2014, no grants were received from governmental entities to fund the Company's research and development expenses.

j.	Severance pay:

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

Severance pay expense for the years ended December 31, 2016, 2015 and 2014, amounted to $ 159, $ 130 and $ 102, respectively.

k.	Employee benefit plan:

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

Total employer 401(k) contributions under the U.S. Plan for the years ended December 31, 2016, 2015 and 2014 were $ 26, $ 21 and $ 21, respectively.

ALCOBRA LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

l.	Income taxes:

The Company accounts for income taxes in accordance with ASC 740, "Income Taxes". This topic prescribes the use of the liability method whereby deferred tax assets and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company provides a valuation allowance, to reduce deferred tax assets to the amount that is more likely than not to be realized.

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

As of December 31, 2016 and 2015 the Company has not recorded a liability for uncertain tax positions.

m.	Concentrations of credit risk:

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, bank deposits and marketable securities.

The majority of the Company’s cash and cash equivalents and bank deposits are deposited in major banks in Israel. Generally, these deposits may be withdrawn upon demand and therefore bear minimal risk. Marketable securities are held mainly by Alcobra Ltd., and are invested in securities denominated in the U.S. dollar.

The Company’s marketable securities consist of investments in foreign bank that have a credit rating of at least Baa1/BBB+ and corporate debentures that carry a rating of at least A2/A. The Company’s investment policy, approved by the Board of Directors, limits the amount that the Company may invest in any one type of investment or issuer, thereby reducing credit risk concentrations.

The Company has no off-balance-sheet concentration of credit risk such as foreign exchange contracts, option contracts or other foreign hedging arrangements.

ALCOBRA LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

n.	Fair value of financial instruments:

The Company measures its investment in money market funds classified as cash equivalents and marketable securities at fair value. Fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability. A three-tier fair value hierarchy is established as a basis for considering such assumptions and for inputs used in the valuation methodologies in measuring fair value:

Level 1 -	Valuations based on quoted prices in active markets for identical assets that the Company has the ability to access. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.

Level 2 -	Valuations based on one or more quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 -	Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

o.	Basic and diluted net loss per share:

Basic net loss per share is computed based on the weighted average number of ordinary shares outstanding during each year. Diluted net loss per share is computed based on the weighted average number of ordinary shares outstanding during each year plus dilutive potential equivalent ordinary shares considered outstanding during the year, in accordance with ASC 260, "Earnings per Share."

The total weighted average number of shares related to the outstanding options and warrants excluded from the calculations of diluted net loss per share, since they would have an anti-dilutive effect, was 2,563,498, 1,755,766 and 1,053,055 for the years ended December 31, 2016, 2015 and 2014, respectively.

p.	Accounting for share-based compensation:

The Company accounts for share-based compensation in accordance with ASC 718, "Compensation - Stock Compensation" ("ASC 718") that requires the measurement and recognition of compensation expense based on estimated fair values for all share-based payment awards made to employees and directors. ASC 718 requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the option award is recognized as an expense over the requisite service periods in the Company's statements of comprehensive loss based on the accelerated method.

ALCOBRA LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company selected the Black-Scholes-Merton ("Black-Scholes") option-pricing model as the fair value method for of its share-options awards. The Black-Scholes option-pricing model requires a number of assumptions as noted below:

Expected dividend yield - The expected dividend yield assumption is based on the Company's historical experience and expectation of no future dividend payouts. The Company has historically not paid cash dividends and has no foreseeable plans to pay cash dividends in the future.

Volatility - The expected volatility is calculated based upon actual historical stock price movements over the most recent periods ending on the grant date. Since the Company's shares started trading in NASDAQ in May 2013, quoted prices of the Company's share are available for three and a half years only. Due to insufficient historical data for the Company, in cases where the expected term is longer than the available historical data on the grant date, the expected volatility determination was based on a weighted average of the Company and similar companies' stock volatility.

Risk free interest rate - The risk free interest rate is based on the yield of U.S Treasury bonds with equivalent terms.

Expected term - ASC 718 provides the factors to consider when estimating the expected term of an option: An option's expected term must at least include the vesting period and the employees' historical exercise and post-vesting employment termination behavior for similar grants. It also determines that if the amount of past exercise data is limited, that data may not represent a sufficiently large sample on which to base a robust conclusion on expected exercise behavior. In that circumstance, it may be appropriate to consider external data or the United States Securities Exchange Commission's staff's "simplified" method for the expected term. Accordingly, the Company used the "simplified" method, meaning the expected life can be set as the average of the vesting period for each vested tranche of options and the contractual term for those options.

The Company used the Black-Scholes option-pricing model to determine the fair value of grants made in 2016, 2015 and 2014. The following assumptions were applied in determining the compensation cost:

Year ended December 31,
	2016	2015	2014

Risk-free interest rate	0.8-1.1%	0.9-2.1%	0.7-2.8%
Expected option term (years)	2.6-4.5	2.3-7	3-10
Expected price volatility	82-92%	78-87%	65-89%
Dividend yield	-	-	-

ALCOBRA LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

q.	Comprehensive income:

The Company accounts for comprehensive income in accordance with ASC 220, “Comprehensive Income”. Comprehensive income generally represents all changes in shareholders’ equity during the period except those resulting from investments by, or distributions to, shareholders. The Company determined that its items of other comprehensive income relate to unrealized gains and losses on available-for-sale marketable securities.

Other comprehensive loss for the year ended December 31, 2016, resulted only from unrealized loss on available-for-sale marketable securities and amounted to $ 6.

r.	Recently adopted accounting standards:

In August 2014, the FASB issued Accounting Standards Update (“ASU”) No. 2014-15, "Presentation of Financial Statements-Going Concern (Subtopic 205-40): Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern". The standard defines management’s responsibility to assess an entity’s ability to continue as a going concern and to provide related footnote disclosures if there is substantial doubt about its ability to continue as a going concern. This update was effective to for the Company in the fourth quarter of fiscal 2016. The adoption of the guidance did not impact the Company's consolidated financial statements.

s.	Impact of recently issued accounting standard not yet adopted:

In February 2016, the FASB issued ASU No. 2016-02, "Leases (Topic 842)". The standard requires that long-term lease arrangements be recognized on the balance sheet. The standard is effective for interim and annual periods beginning after December 15, 2018, and early adoption is permitted. The Company is currently evaluating the impact of adoption on its consolidated financial statements.

In March 2016, the FASB issued ASU No. 2016-09, "Compensation-Stock Compensation (Topic 718): Improvement to Employee Share-based Payment Accounting" to simplify the accounting for share-based payment transactions, including the income tax consequences, an option to recognize gross share-based compensation expense with actual forfeitures recognized as they occur, as well as certain classifications on the statement of cash flows. This guidance will be effective for the Company in the first quarter of 2017, and early adoption is permitted. The adoption of this ASU will not have an impact on the Company’s consolidated financial statements.

In June 2016, the FASB issued ASU No. 2016-13, "Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments". This ASU provides guidance for recognizing credit losses on financial instruments based on an estimate of current expected credit losses model. For public business entities that are SEC filers, the amendments in this update are effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. All entities may adopt the amendments in this update earlier as of fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. The Company is in the process of assessing the impact that the adoption of this ASU will have on its consolidated financial statements.

ALCOBRA LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In November 2016, the FASB issued ASU No. 2016-18, "Statement of Cash Flows (Topic 230) Restricted Cash a consensus of the FASB Emerging Issues Task Force". The standard requires restricted cash and cash equivalents to be included with cash and cash equivalents on the statement cash flows. The new standard is expected to be effective for fiscal years, and interim periods within those years, beginning after December 15, 2017, with early adoption permitted. Accordingly, the new standard will result in the Company's restricted cash to be included with cash and cash equivalents to reflect total cash on the Company's statement of cash flows.

NOTE 3:-	MARKETABLE SECURITIES

The following is a summary of available-for-sale marketable securities:

	December 31, 2016
	Amortized	Gross unrealized			Gross unrealized	Fair
	cost	gains			losses	Value

Available-for-sale – matures within one year:

Banks debentures	$6,358	$	*	)	$-	$6,358
Corporate debentures	6,933		*	)	(6)	6,927

	13,291		*	)	(6)	13,285

Available-for-sale – matures after one year through two years:

Banks debentures	1,653		-		-	1,653

	1,653		-		-	1,653

Total	$14,944	$	*	)	$(6)	$14,938

*)	Represents an amount less than $ 1.

All investments with an unrealized loss as of December 31, 2016, are with continuous unrealized losses for less than 12 months.

As of December 31, 2016, interest receivable amounted to $ 58 and is included within other receivables in the balance sheet.

NOTE 4:-	FAIR VALUE MEASUREMENTS

In accordance with ASC 820, "Fair Value Measurements and Disclosures", the Company measures its money market funds and available-for-sale marketable securities at fair value. Money market funds and marketable securities are classified within Level 1 and Level 2. This is because these assets are valued using quoted market prices or alternative pricing sources and models utilizing market observable inputs.

ALCOBRA LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share data

NOTE 4:-	FAIR VALUE MEASUREMENTS (Cont.)

The Company's financial assets measured at fair value on a recurring basis, excluding accrued interest components, consisted of the following types of instruments as of December 31, 2016:

	December 31, 2016
	Fair value measurements using input type
	Level 1	Level 2	Total
Cash equivalents:
Money market funds	$78	$-	$78
Marketable securities:
Foreign banks debentures	-	8,011	8,011
Corporate debentures	-	6,927	6,927

Total financial assets	$78	$14,938	$15,016

NOTE 5:-	PREPAID EXPENSES AND OTHER RECEIVABLES

	December 31,
	2016	2015

Government authorities	$51	$116
Prepaid expenses	362	1,084
Restricted cash	164	161
Interest receivable	470	212
Other current assets	10	93

	$1,057	$1,666

NOTE 6:-	PROPERTY AND EQUIPMENT, NET

	December 31,
	2016	2015
Cost:
Computers and electronic equipment	$179	$146
Office furniture and equipment	122	84
Clinical and medical equipment	15	15
Leasehold improvement	96	93

	412	338

Accumulated depreciation:
Computers and electronic equipment	92	50
Office furniture and equipment	12	7
Clinical and medical equipment	13	12
Leasehold improvement	55	42

	172	111

Depreciated cost	$240	$227

ALCOBRA LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share data

NOTE 6:-	PROPERTY AND EQUIPMENT, NET (Cont.)

Depreciation expenses for the years ended December 31, 2016, 2015 and 2014, were $ 61, $ 51 and $ 31, respectively.

NOTE 7:-	ACCRUED EXPENSES AND OTHER LIABILITIES

	December 31,
	2016	2015

Employees and payroll accruals	$1,292	$1,277
Accrued expenses	2,520	888
Government authorities	-	59
Other liability	-	71

	$3,812	$2,295

NOTE 8:-	INCOME TAXES

a.	Tax laws applicable to Alcobra Ltd. and the Subsidiary:

1.	Taxable income of Israeli companies is subject to tax at a rate of 25% in 2016 and a rate of 26.5% in 2015 and in 2014.

On January 5, 2016, the Israeli Parliament officially published the Law for the Amendment of the Israeli Tax Ordinance (Amendment 216), that reduces the corporate tax rate from 26.5% to 25%.

In December 2016, the Israeli Parliament approved the Economic Efficiency Law (Legislative Amendments for Applying the Economic Policy for the 2017 and 2018 Budget Years), 2016, which reduces the corporate income tax rate to 24% effective from January 1, 2017 and to 23% effective from January 1, 2018.

2.	The Subsidiary is taxed under U.S. tax law. The federal tax rates applicable to the Company whose place of incorporation is within the United States are corporate (progressive) tax at the rate of up to 35%, excluding state tax, which rates depend on the state in which the Subsidiary conducts its business.

b.	Net operating losses carry forward:

Alcobra Ltd. has accumulated losses for tax purposes in Israel as of December 31, 2016 in the amount of approximately $ 72,000 which may be carried forward and offset against taxable income in the future for an indefinite period.

ALCOBRA LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share data

NOTE 8:-	INCOME TAXES (Cont.)

c.	Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets are as follows:

	December 31,
	2016	2015

Operating loss carry forward	$16,676	$12,791
Reserves and allowances	4,190	4,688

Deferred tax assets before valuation allowance	20,866	17,479
Valuation allowance	(20,866)	(17,479)

Net deferred tax assets	$-	$-

All deferred taxes are domestic. Management currently believes that since the Company has a history of losses it is more likely than not that the deferred tax regarding the loss carry forward and other temporary differences will not be realized in the foreseeable future.

d.	No liability for uncertain tax positions was recorded as of December 31, 2016 and 2015.

e.	The main reconciling item between the statutory tax rate of the Company and the effective tax rate is the recognition of valuation allowances in respect of deferred taxes due to the uncertainty of the realization of such deferred taxes.

f.	Net loss before taxes is comprised as follows:

	December 31,
	2016	2015	2014

Domestic (Israel)	$24,128	$19,003	$31,154
Foreign (U.S.)	402	395	1,697

	$24,530	$19,398	$32,851

g.	Taxes on income relate solely to the foreign Subsidiary.

ALCOBRA LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share data

NOTE 9:-	CONTINGENT LIABILITIES AND COMMITMENTS

a.	Legal Proceedings:

On November 19, 2014, a class action lawsuit was filed against the Company and certain of its current and former officers and directors in the United States District Court for the Southern District of New York (the "Court"). The complaint, brought by a putative class of investors, alleges, among other things, that the Company's officers and directors made false or misleading statements relating to the results of the Phase III study for its MDX drug candidate. On May 20, 2015, the Company moved to dismiss the complaint. On March 30, 2016, the Court accepted the motion to dismiss all charges against the Company.

On February 17, 2017, a class action lawsuit was filed against the Company and certain of its current officers (one of whom also is a director) in the United States District Court for the Southern District of New York. The case was filed on behalf of a putative class of investors who purchased or acquired the Company's publicly-traded securities between August 13, 2015 and January 17, 2017. The complaint asserted violations of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 and Rule 10b-5 thereunder. The complaint alleged, among other things, that the Company and the individual defendants made false or misleading statements relating to the results of the Company’s second Phase III clinical trial for its MDX drug candidate. At this preliminary stage the Company cannot assess the exposure under such complaint.

b.	Lease commitments:

Facilities of the Company are rented under operating lease agreements, which expire on various dates, the latest of which is in 2018. The Company recognizes rent expense under such arrangements on a straight-line basis.

In June 2016, the Company entered into a new operating lease agreement for its vehicles until 2019.

Aggregate minimum lease commitments, net of sub-lease proceeds in the amount of $ 22 in 2017, under non-cancelable operating leases as of December 31, 2016, were as follows:

Year ended December 31,	Minimum Facilities Lease Payments	Minimum Vehicles Lease Payments		Total

2017	$457	13	$	$470
2018	287	-		287

	$744	$13		$757

Facilities rent expense, not including sublease income, was $ 488, $ 498 and $ 179 for the years ended December 31, 2016, 2015 and 2014, respectively. Sublease rental income for the years ended December 31, 2016 and 2015 was $ 47 and $ 17, respectively.

ALCOBRA LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share data

NOTE 9:-	CONTINGENT LIABILITIES AND COMMITMENTS (Cont.)

The vehicle rent expenses for the years ended December 31, 2016, 2015 and 2014, amounted to $ 100, $ 110 and $ 67, respectively.

In August 2015, the Company moved its headquarters to new offices. The previous lease agreement for the headquarters office was terminated on March 31, 2016 and the Company recognized a loss of $ 71, net in 2015 in respect with this contract.

In connection with the Company's facilities lease agreements, the Company established letters of credit for a total amount of $ 164, which has automatic annual extensions and are fully secured by restricted cash.

c.	Royalty bearing Government grants:

The Company partially financed its research and development expenditures under programs sponsored by the Israeli Office of Chief Scientist ("OCS") (the OCS has since been replaced by the Israel Innovation Authority ("IIA")) for the support of certain research and development activities conducted in Israel.

In connection with the participation payments received from the OCS in previous years, the Company is committed to pay royalties at a rate of 3%-5% of sales of the developed product linked to U.S dollars, up to 100% of the amount of grants received (100% plus interest at LIBOR). The Company's total commitment for royalties payable with respect to future sales, based on OCS participations received or accrued, net of royalties paid or accrued, totaled approximately $122 as of December 31, 2016. In addition, the OCS (today the IIA) may impose certain conditions on any arrangement under which it permits the Company to transfer technology or development out of Israel.

NOTE 10:-	SHAREHOLDERS' EQUITY

a.	Share capital:

The ordinary shares confer upon their holders the right to participate and vote in general shareholders meetings of the Company and to share in the distribution of dividends, if any declared by the Company.

b.	Issuances of shares:

1.	During January 2015, the Company completed a public offering and issued 7,475,000 ordinary shares in consideration of $ 27,903, net.

2.	During November 2015, the Company completed a public offering and issued 6,379,197 ordinary shares in consideration of $ 38,556, net.

ALCOBRA LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share data

NOTE 10:-	SHAREHOLDERS' EQUITY (Cont.)

c.	2010 incentive option plan:

In February 2010, the Company authorized through its 2010 incentive option plan (the "2010 Plan") the grant of options to officers, directors, advisors, management and other key employees. The Company reserved for grants of options up to 3,078,102 of the Company's ordinary shares. The options granted have generally four year vesting terms and expire between five to ten years after the grant date. As of December 31, 2016, 97,946 options were still available for future grants under the Plan.

In March 2017, the Company increased its option pool for grants of options to 4,487,334 and granted 1,507,178 options to employees and directors with an exercise price of $ 1.19 per share. Please also refer to Note 13.

A summary of the Company's options activity (for employees and directors) under the 2010 Plan is as follows:

	Year ended December 31,
	2016		2015
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price

Outstanding at beginning of year	1,824,369	$5.83	1,540,869	$7.30
Granted	1,015,571	$4.60	445,000	$5.70
Exercised	(1,875)	$3.29	(4,000)	$3.29
Cancelled *)	-	$-	(112,500)	$23.85
Forfeited	(90,125)	$7.75	(45,000)	$10.39

Outstanding at end of year	2,747,940	$5.31	1,824,369	$5.83

Vested and expected to vest	2,747,940	$5.31	1,824,369	$5.83

Options exercisable at the end of the year	1,200,823	$6.17	843,661	$6.50

*)	On March 31, 2015 the Company granted to its Chief Executive Officer ("CEO") options to purchase 400,000 of the Company's ordinary shares. On the same date, the Company cancelled 112,500 of the CEO's out-of-money options. The Company accounted for the cancellation of options, accompanied by the concurrent grant of options in accordance with ASC 718-20-35-8, "Cancellation and Replacement," and calculated the incremental compensation cost as the excess of the fair value of the replacement award over the fair value of the cancelled award at the cancellation date.

The weighted average fair values at grant date of options granted for the years ended December 31, 2016, 2015 and 2014, with an exercise price equal to the market value at the date of grant, were $ 2.56, $ 4.10 and $ 1.67, respectively.

As of December 31, 2016, the weighted-average remaining contractual term of the outstanding and exercisable options is 4.16 and 4.42 years, respectively.

ALCOBRA LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share data

NOTE 10:-	SHAREHOLDERS' EQUITY (Cont.)

The aggregate intrinsic value represents the total intrinsic value (the difference between the Company's closing share price on the last trading day of the fiscal year 2016 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on December 31, 2016. This amount may change based on the fair market value of the Company's share.

As of December 31, 2016, the aggregate intrinsic value of outstanding and exercisable options is $ 603. As of December 31, 2016, the unrecognized compensation cost is $ 2,020 to be recognized from 2017 through 2020, excluding cost of $ 440 for options with vesting subject to certain performance conditions, which are not probable.

The options outstanding as of December 31, 2016, have been separated into ranges of exercise price, as follows:

	Outstanding			Exercisable
Exercise price	Number of options	Weighted average remaining contractual life (years)	Weighted average exercise price	Number of options	Weighted average remaining contractual life (years)	Weighted average exercise price
$			$			$
0.33-3.29	887,805	3.31	2.15	589,132	3.49	1.58
4.15-4.55	929,570	4.28	4.55	-	-	-
5.53-8.00	716,494	4.39	6.40	410,557	4.86	6.92
12.99-18.49	171,571	7.00	16.69	160,196	6.98	16.62
23.00-23.48	42,500	3.61	23.75	40,938	3.47	23.78

0.33-23.48	2,747,940	4.16	5.31	1,200,823	4.42	6.17

d.	Options granted to consultants:

The Company granted options to certain service providers and accounted for these options in accordance with ASC 505-50, "Equity-Based Payments to Non-Employees".

The outstanding options granted to the Company's consultants are as follows:

Grant date	Number of options		Exercise price	Expiration date
February 28, 2010	8,805		$2.184	February 28, 2020
February 17, 2011	3,804		$0.0005	February 17, 2021

	12,609	*)

*)	All options were fully vested on grant date.

ALCOBRA LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share data

NOTE 10:-	SHAREHOLDERS' EQUITY (Cont.)

e.	Share-based payment:

The share-based expense recognized in the consolidated financial statements for services received from employees and directors is shown in the following table:

	Year ended December 31,
	2016	2015	2014

Research and development expenses	$707	$768	$1,773
Pre-commercialization expenses	390	308	616
General and administrative expenses	1,403	1,289	1,700

	$2,500	$2,365	$4,089

NOTE 11:-	RELATED PARTY BALANCES AND TRANSACTIONS

Related parties' expenses:

	Year ended December 31,
	2016	2015	2014
Amounts charged to:
General and administrative expense	$-	$-	$332

On March 1, 2008, the Company signed an agreement with a consultant, who is also one of the Company's shareholders, as a contractor to render management, finance and operation services. The Company paid the consultant an amount of $ 7 per month. During May 2013, the monthly fee was increased to an amount of $ 12. The amendment was effective upon consummation of the Company's initial public offering in May 2013. In February 2014, the general meeting of the Company's shareholders approved the grant of an annual bonus to the consultant, in the amount of $ 200. The agreement was terminated in May 2014.

ALCOBRA LTD. AND ITS SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share data

NOTE 12:-	FINANCIAL INCOME, NET

	Year ended December 31,
	2016	2015	2014
Financial expenses:
Amortization of premium on marketable securities	$123	$-	$-
Exchange rate	19	31	2
Bank fees	19	7	10

	161	38	12
Financial income:
Exchange rate	-	-	2
Interest income	798	338	237

	798	338	239

Financial income, net	$(637)	$(300)	$(227)

NOTE 13:-	SUBSEQUENT EVENTS

In January 2017, the Company’s Board of Directors resolved to grant 712,500 options to employees and directors with an exercise price of $ 2.26 per share. Following the changes in the stock price and the Company’s will to retain its employees, in March 2017, the Company's Board of Directors decided to cancel the previous resolution to grant options and instead grant 1,507,178 options to employees and directors with an exercise price of $ 1.19 per share. As part of March 2017 resolution, 55,000 of unvested options granted on March 2, 2016 were also cancelled to certain officers. In addition, the Board of Directors resolved to increase the Company's option pool to 4,487,334 options.

As part of a process of adjusting the Company’s resources to the new business strategy, the Company is undergoing a reduction in force.

- - - - - - - - - - - - - -

