Form 20-F
period 2017-12-31
Arcturus Therapeutics Ltd.
filed 2018-05-14
CIK 1566049

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTIONS 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2017

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

Commission file number: 001-35932

aRCTURUS THERAPEUTICS ltd.

(Exact name of Registrant as specified in its charter)

State of Israel

(Jurisdiction of incorporation or organization)

10628 Science Center Drive, Suite 250

San Diego, California

(Address of principal executive offices)

Mark R. Herbert

Interim President

Arcturus Therapeutics Ltd.

10628 Science Center Drive, Suite 250

San Diego, California 92121

(858) 900-2660

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Ordinary Shares, par value of NIS 0.07	Nasdaq Global Market

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

10,699,271 Ordinary Shares, par value NIS 0.07 per share

Indicate by check mark whether the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    ☐ Yes    ☑ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    ☐ Yes    ☑  No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    ☑  Yes    ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    ☑  Yes    ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☑	Emerging growth company	☑

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☑	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.    Item 17 ☐    Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    ☐ Yes    ☑  No

INTRODUCTION

Merger of Alcobra Ltd. and Arcturus Therapeutics, Inc.

On November 15, 2017, Alcobra Ltd. acquired Arcturus Therapeutics, Inc. pursuant to a merger between the companies (the “merger”). Prior to the merger, Alcobra Ltd.’s net assets consisted of cash, investments and nominal non-operating assets. Upon consummation of the merger, Alcobra Ltd. adopted the business plan of Arcturus Therapeutics, Inc. In connection with the merger, Alcobra Ltd. agreed to acquire all of the outstanding common stock of Arcturus Therapeutics, Inc. in exchange for the issuance of an aggregate 6,631,712 of Alcobra Ltd.’s Ordinary Shares, par value 0.07 NIS per share, after giving effect to a 1-for-7 reverse split effected immediately prior to the merger. As a result of the merger, Arcturus Therapeutics, Inc. became a wholly-owned subsidiary of Alcobra Ltd. While Alcobra Ltd. was the legal acquirer in the transaction, Arcturus Therapeutics, Inc. was deemed the accounting acquirer. Immediately after giving effect to the merger, on November 15, 2017, Alcobra Ltd. changed its name to Arcturus Therapeutics Ltd. Our current trading symbol is “ARCT.” Our principal executive offices are located in San Diego, California.

Unless otherwise indicated herein, all references in this Annual Report on Form 20-F to the “Company,” the “registrant,” “our company,” “we,” “our” and “Arcturus” refer in each case collectively (on a consolidated basis) to Arcturus Therapeutics Ltd. (formerly known as Alcobra Ltd.), an Israeli company, and its subsidiaries, Alcobra, Inc. and Arcturus Therapeutics, Inc., which are Delaware corporations. References to “U.S. dollars” and “$” are to currency of the United States of America, and references to “NIS” are to New Israeli Shekels. References to “Ordinary Shares” are to our Ordinary Shares, par value NIS 0.07 per share after the November 15, 2017 merger and $0.0001 prior to the merger.

We do not endorse or adopt any third-party research or forecast firms’ statements or reports referred to in this annual report and assume no responsibility for the contents or opinions represented in such statements or reports, nor for the updating of any information contained therein.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 20-F, or this annual report, and the documents incorporated by reference herein may contain “forward-looking statements” within the meaning of the federal securities laws made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth below under Part I, Item 3.D, “Risk Factors” in this annual report. Except as required by law, we assume no obligation to update these forward-looking statements, whether as a result of new information, future events or otherwise. These statements, which represent our current expectations or beliefs concerning various future events, may contain words such as “may,” “will,” “expect,” “anticipate,” “intend,” “plan,” “believe,” “estimate” or other words indicating future results, though not all forward-looking statements necessarily contain these identifying words. Such statements may include, but are not limited to, statements concerning the following:

•

the initiation, cost, timing, progress and results of, and our expected ability to undertake certain activities and accomplish certain goals with respect to, our research and development activities, preclinical studies and clinical trials;

•	our ability to obtain and maintain regulatory approval of our product candidates, and any related restrictions, limitations, and/or warnings in the label of an approved product candidate;
•	our ability to obtain and deploy funding for our operations;
•	our plans to research, develop and commercialize our product candidates;
•

our strategic alliance partners’ election to pursue development and commercialization of any programs or product candidates that are subject to our collaboration and license agreements with such partners;

•	our ability to attract collaborators with relevant development, regulatory and commercialization expertise;
•	future activities to be undertaken by our strategic alliance partners, collaborators and other third parties;
•	our ability to avoid, settle or be victorious at costly litigation with shareholders, former executives or others;
•	our ability to obtain and maintain intellectual property protection for our product candidates;

•	the size and growth potential of the markets for our product candidates, and our ability to serve those markets;
•	our ability to successfully commercialize, and our expectations regarding future therapeutic and commercial potential with respect to, our product candidates;
•	the rate and degree of market acceptance of our product candidates;
•	our ability to develop sales and marketing capabilities, whether alone or with potential future collaborators;
•	regulatory developments in the United States and foreign countries;
•	our ability to attract and retain experienced and seasoned scientific and management professionals to lead the Company;
•	the performance of our third-party suppliers and manufacturers;
•	the success of competing therapies that are or may become available;
•	our expectations regarding the time during which we will be a foreign private issuer;
•	our expectations regarding the time during which we will be an emerging growth company under the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”); and
•	the accuracy of our estimates regarding future expenses, future revenues, capital requirements and need for additional financing.

Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results or performance to differ materially from those projected. These statements are only current predictions and are subject to known and unknown risks, uncertainties, and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from those anticipated by the forward-looking statements. In addition, historic results of scientific research, preclinical and clinical trials do not guarantee that the conclusions of future research or trials would not suggest different conclusions or that historic results referred to herein would not be interpreted differently in light of additional research, preclinical and clinical trials results. The forward-looking statements contained in this annual report are subject to risks and uncertainties, including those discussed in our other filings with the Securities and Exchange Commission, or the SEC. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION
3.A.	Selected financial data

As noted in the “Introduction” to this annual report above, from a legal perspective, pursuant to the merger, our company (formerly known as Alcobra Ltd.) acquired Arcturus Therapeutics, Inc. with Arcturus Therapeutics, Inc. surviving as our wholly-owned subsidiary. While Alcobra Ltd. was the legal acquirer in the transaction, Arcturus Therapeutics, Inc. was deemed the accounting acquirer. Prior to the merger, Alcobra Ltd.’s net assets consisted of cash, investments and nominal non-operating assets. Upon the closing of the merger, Alcobra Ltd. adopted the business plan of Arcturus Therapeutics, Inc. Our historical consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States and are presented in U.S. dollars. The selected historical consolidated financial information as of December 31, 2017, 2016 and 2015 and for the years ended December 31, 2017, 2016 and 2015 has been derived from, and should be read in conjunction with, the consolidated financial statements of Arcturus Therapeutics Ltd. and notes thereto appearing elsewhere in this annual report. The selected financial data as of December 31, 2014 and 2013 and for the year ended December 31, 2014 and the period February 6, 2013 to December 31, 2013 have been derived from the unaudited financial statements of Arcturus Therapeutics, Inc. not included in this annual report.

The information presented below is qualified by the more detailed historical consolidated financial statements set forth in this annual report, and should be read in conjunction with those consolidated financial statements, the notes thereto and the discussion under Item 5 – “Operating and Financial Review and Prospects” – included elsewhere in this annual report. Our historical results set forth herein are not necessarily indicative of our future results.

Consolidated Statement of Operations Data

(in thousands of U.S. dollars, except per share data)

	For the year ended December 31,				For the period February 6 to December 31,
	2017	2016	2015	2014 (Unaudited)	2013 (Unaudited)
Revenue in conjunction with strategic alliances and collaborations	$12,998	$20,382	$6,138	$25	$-
Research and development expenses, net	15,918	17,934	5,476	3,975	1,665
General and administrative expenses	7,572	3,448	2,574	2,027	892
Net loss from operations	(10,492)	(1,000)	(1,912)	(5,977)	(2,557)
Net loss	(10,902)	(1,571)	(1,902)	(6,018)	(2,696)
Net loss per share, basic and diluted	$(3.53)	$(0.77)	$(0.94)	$(2.99)	$(2.50)
Weighted average shares outstanding, basic and diluted	3,087	2,032	2,016	2,015	1,079

Consolidated Balance Sheet Data as of December 31,

(in thousands of U.S. dollars)

	2017	2016	2015	2014 (Unaudited)	2013 (Unaudited)
Working capital	$39,662	$3,597	$1,208	$1,416	$3,229
Total assets	$52,024	$13,736	$14,947	$2,895	$3,522
Shareholders' equity (deficit)	$33,794	$1,577	$(3,631)	$(1,845)	$3,329

3.B.	Capitalization and indebtedness

Not applicable.

3.C.	Reasons for the offer and use of proceeds

Not applicable.

3.D.	Risk factors

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

RISKS RELATED TO OUR FINANCIAL CONDITION AND NEED FOR ADDITIONAL CAPITAL

We have a limited operating history, have incurred significant losses since our inception and anticipate that we will continue to incur significant losses for the foreseeable future.

We are a preclinical nucleic acid medicines company with a limited operating history. Since inception, our operations have been primarily limited to acquiring and licensing intellectual property rights, developing our nucleic acid product platform, undertaking basic research around nucleic acid targets and conducting preclinical studies for our initial programs. We have not yet obtained regulatory approval for any product candidates. Consequently, any predictions about our future success or viability, or any evaluation of our business and prospects, may not be accurate.

We have incurred losses in each year since our inception. Our net losses were $10.9 million, $1.6 million and $1.9 million for the years ended December 31, 2017, 2016 and 2015, respectively. As of December 31, 2017, we had an accumulated deficit of $23.1 million.

We have devoted most of our financial resources to research and development, including our preclinical development activities. To date, we have funded our operations primarily through upfront payments, research funding and milestones from strategic alliances and collaborations, and through the sale of equity and convertible securities. We expect to continue to incur substantial and increased expenses, losses and negative cash flows as we expand our development activities and advance our preclinical programs. If our product candidates are not successfully developed or commercialized, including because of a lack of capital, or if we do not generate enough revenue following marketing approval, we will not achieve profitability and our business may fail. Even if we or our strategic alliance partners successfully obtain regulatory approval to market a product candidate, our revenues will also depend upon the size of any markets in which our product candidates have received market approval, and our ability to achieve sufficient market acceptance and adequate market share for our products.

We expect to continue to incur significant expenses and increasing operating losses for the foreseeable future. The net losses we incur may fluctuate significantly from quarter to quarter. We anticipate that our expenses will increase substantially if and as we:

•	continue our research and preclinical development of our product candidates, both independently and under our strategic alliance agreements;
•	seek to identify additional targets and product candidates;
•	acquire or in-license other products and technologies;
•	advance product candidates into clinical trials;
•	seek marketing approvals for our product candidates that successfully complete clinical trials;
•	ultimately establish a sales, marketing and distribution infrastructure to commercialize any products for which we may obtain marketing approval;
•	maintain, expand and protect our intellectual property portfolio;
•	hire additional clinical, regulatory, research, executive and administrative personnel;
•	create additional infrastructure to support our operations and our product development and planned future commercialization efforts; and
•	incur legal and other expenses in connection with legal proceedings, including our ongoing proxy contest.

We have never generated any revenue from product sales, have generated only limited revenue since inception, and may never be profitable.

Our ability to generate revenue and achieve profitability depends on our ability, alone or with strategic alliance partners, to successfully complete the development of, obtain the necessary regulatory approvals for and commercialize our product candidates. We do not anticipate generating revenues from sales of our products for the foreseeable future, if ever. Our ability to generate future revenues from product sales depends heavily on our success in:

•	completing our research and preclinical development of product candidates;
•	initiating and completing clinical trials for product candidates;
•	seeking and obtaining marketing approvals for product candidates that successfully complete clinical trials;
•	establishing and maintaining supply and manufacturing relationships with third parties;
•

launching and commercializing product candidates for which we obtain marketing approval, with an alliance partner or, if launched independently, successfully establishing a sales force, marketing and distribution infrastructure;

•	maintaining, protecting and expanding our intellectual property portfolio; and
•	attracting, hiring and retaining qualified personnel.

Because of the numerous risks and uncertainties associated with pharmaceutical product development, we are unable to predict the timing or amount of increased expenses and when we will be able to achieve or maintain profitability, if ever. In addition, our expenses could increase beyond expectations if we are required by the Food and Drug Administration, or FDA, or other foreign regulatory agencies to perform studies and trials in addition to those that we currently anticipate.

Even if one or more of the product candidates that we independently develop is approved for commercial sale, we anticipate incurring significant costs associated with commercializing any approved product. Even if we are able to generate revenues from the sale of any approved products, we may not become profitable and may need to obtain additional funding to continue operations.

We may need to raise additional capital, which may not be available on acceptable terms, or at all.

Developing pharmaceutical products, including conducting preclinical studies and clinical trials, is expensive. We expect our research and development expenses to substantially increase in connection with our ongoing activities, particularly as we advance our product candidates towards or through clinical trials. We may need to raise additional capital to support our operations and such funding may not be available to us on acceptable terms, or at all. As of December 31, 2017, we had unrestricted cash and cash equivalents and short-term investments of $48.6 million. We believe that our existing capital resources will be sufficient to fund our existing capital resources for at least twelve months from the filing of this Annual Report. We cannot provide assurances that our plans will not change or that changed circumstances will not result in the depletion of our capital resources more rapidly than we currently anticipate. For example, our preclinical trials may encounter technical or other difficulties. Additionally, our strategic alliance partners may not elect to pursue the development and commercialization of any of our product candidates that are subject to their respective strategic alliance agreements with us. Any of these events may increase our development costs more than we expect. In order to support our long term plans, we may need to raise additional capital or otherwise obtain funding through additional strategic alliances if we choose to initiate preclinical or clinical trials for new product candidates other than programs currently partnered. In any event, we will require additional capital to obtain regulatory approval for, and to commercialize, future product candidates.

Any additional fundraising efforts may divert our management from our day-to-day activities, which may adversely affect our ability to develop and commercialize future product candidates. In addition, we cannot guarantee that future financing will be available in sufficient amounts or on terms acceptable to us, if at all. If we are unable to raise additional capital when required or on acceptable terms, we may be required to:

•	significantly delay, scale back or discontinue the development or commercialization of any future product candidates;
•	seek strategic alliances for research and development programs at an earlier stage than otherwise would be desirable or on terms that are less favorable than might otherwise be available; or
•	relinquish or license on unfavorable terms, our rights to technologies or any future product candidates that we otherwise would seek to develop or commercialize ourselves.

If we are unable to raise additional capital in sufficient amounts or on terms acceptable to us, we will be prevented from pursuing development and commercialization efforts, which will have a material adverse effect on our business, operating results and prospects.

RISKS RELATED TO THE DISCOVERY AND DEVELOPMENT OF PRODUCT CANDIDATES

Preclinical and clinical studies of our product candidates may not be successful. If we are unable to generate successful results from preclinical and clinical studies of our product candidates, or experience significant delays in doing so, our business may be materially harmed.

We have no products on the market and all of our product candidates are in preclinical development. In particular, none of our product candidates have ever been tested in a human subject. Our ability to achieve and sustain profitability depends on obtaining regulatory approvals for and, if approved, successfully commercializing our product candidates, either alone or with third parties. Before obtaining regulatory approval for the commercial distribution of our product candidates, we or an existing or future collaborator must conduct extensive preclinical tests and clinical trials to demonstrate the safety, purity and potency of our product candidates.

The success of our product candidates will depend on several factors, including the following:

•	successfully designing preclinical studies which may be predictive of clinical outcomes;
•	successful results from preclinical and clinical studies;
•	receipt of marketing approvals from applicable regulatory authorities;
•	obtaining and maintaining patent and trade secret protection for future product candidates;
•	establishing and maintaining manufacturing relationships with third parties or establishing our own manufacturing capability; and
•	successfully commercializing our products, if and when approved, whether alone or in collaboration with others.

If we do not achieve one or more of these factors in a timely manner or at all, we could experience significant delays or an inability to successfully complete the development or commercialization of our product candidates, which would materially harm our business.

The approach we are taking to discover and develop drugs is novel and may never lead to marketable products.

We have concentrated our therapeutic product research and development efforts on nucleic acid technology, and our future success depends on the successful development of this technology and products based on our nucleic acid product platform. Except for Kynamro (mipomersen) and Spinraza (nusinersen), which are marketed by Biogen Inc., neither we, nor any other company, has received regulatory approval to market nucleic acid therapeutics. The scientific discoveries that form the basis for our efforts to discover and develop product candidates are relatively new. The scientific evidence to support the feasibility of developing product candidates based on these discoveries is both preliminary and limited. If we do not successfully develop and commercialize product candidates based upon our technological approach, we may not become profitable and the value of our Ordinary Shares may decline.

Further, our focus solely on nucleic acid technology for developing drugs as opposed to multiple, more proven technologies for drug development increases the risks associated with the ownership of our Ordinary Shares. If we are not successful in developing any product candidates using nucleic acid technology, we may be required to change the scope and direction of our product development activities. In that case, we may not be able to identify and implement successfully an alternative product development strategy.

We may not be successful in our efforts to identify or discover potential product candidates.

The success of our business depends primarily upon our ability to identify, develop and commercialize nucleic acid medicines. Our research programs may initially show promise in identifying potential product candidates, yet fail to yield product candidates for clinical development for a number of reasons, including:

•	our research methodology or that of our strategic alliance partners may be unsuccessful in identifying potential product candidates;
•	potential product candidates may be shown to have harmful side effects or may have other characteristics that may make the products unmarketable or unlikely to receive marketing approval; or
•	our strategic alliance partners may change their development profiles for potential product candidates or abandon a therapeutic area.

If any of these events occur, we may be forced to abandon our development efforts for a program or programs, which would have a material adverse effect on our business and could potentially cause us to cease operations. Research programs to identify new product candidates require substantial technical, financial and human resources. We may focus our efforts and resources on potential programs or product candidates that ultimately prove to be unsuccessful.

If future clinical trials of our product candidates fail to demonstrate safety and efficacy to the satisfaction of regulatory authorities or do not otherwise produce positive results, we may incur additional costs or experience delays in completing, or ultimately be unable to complete, the development and commercialization of our product candidates.

Before obtaining marketing approval from regulatory authorities for the sale of product candidates, we or our strategic alliance partners must conduct extensive clinical trials to demonstrate the safety and efficacy of the product candidates in humans. Clinical trials are expensive, difficult to design and implement, can take many years to complete and are uncertain as to the outcome. A failure of one or more clinical trials can occur at any stage of testing. The outcome of preclinical studies and early clinical trials may not be predictive of the success of later clinical trials, and interim results of a clinical trial do not necessarily predict final results. Moreover, preclinical and clinical data are often susceptible to varying interpretations and analyses, and many companies that have believed their product candidates performed satisfactorily in preclinical studies and clinical trials have nonetheless failed to obtain marketing approval for their products.

Events which may result in a delay or unsuccessful completion of clinical development include:

•	delays in reaching an agreement with the FDA or other regulatory authorities on final trial design;
•	imposition of a clinical hold of our clinical trial operations or trial sites by the FDA or other regulatory authorities;
•	delays in reaching agreement on acceptable terms with prospective contract research organizations, or CROs, and clinical trial sites;
•	our inability to adhere to clinical trial requirements directly or with third parties such as CROs;
•	delays in obtaining required institutional review board approval at each clinical trial site;
•	delays in recruiting suitable patients to participate in a trial;
•	delays in the testing, validation, manufacturing and delivery of the product candidates to the clinical sites;

•	delays in having patients complete participation in a trial or return for post-treatment follow-up;
•	delays caused by patients dropping out of a trial due to protocol procedures or requirements, product side effects or disease progression;
•	clinical sites dropping out of a trial to the detriment of enrollment;
•	time required to add new clinical sites; or
•	delays by our contract manufacturers to produce and deliver sufficient supply of clinical trial materials.

If we or our strategic alliance partners are required to conduct additional clinical trials or other testing of any product candidates beyond those that are currently contemplated, are unable to successfully complete clinical trials of any such product candidates or other testing, or if the results of these trials or tests are not positive or are only modestly positive or if there are safety concerns, we or our strategic alliance partners may:

•	be delayed in obtaining marketing approval for our future product candidates;
•	not obtain marketing approval at all;
•	obtain approval for indications or patient populations that are not as broad as originally intended or desired;
•	obtain approval with labeling that includes significant use or distribution restrictions or safety warnings;
•	be subject to additional post-marketing testing requirements; or
•	have the product removed from the market after obtaining marketing approval.

Our product development costs will also increase if we experience delays in testing or marketing approvals. We do not know whether any clinical trials will begin as planned, will need to be restructured or will be completed on schedule, or at all. Significant clinical trial delays also could shorten any periods during which we may have the exclusive right to commercialize our product candidates or allow our competitors to bring products to market before we do, which would impair our ability to successfully commercialize our product candidates and may harm our business and results of operations. Any inability to successfully complete preclinical and clinical development, whether independently or with our strategic alliance partners, could result in additional costs to us or impair our ability to generate revenues from product sales, regulatory and commercialization milestones and royalties.

Any of our product candidates may cause undesirable side effects or have other properties impacting safely that could delay or prevent their regulatory approval or limit the scope of any approved label or market acceptance.

Undesirable side effects caused by our product candidates could cause us or regulatory authorities to interrupt, delay or halt clinical trials and could result in a more restrictive label or the delay or denial of regulatory approval by the FDA or other regulatory authorities. While we have not yet initiated clinical trials for any of our product candidates, it is likely that there may be side effects associated with their use. Results of our trials could reveal a high and unacceptable severity and prevalence of these or other side effects. In such an event, our trials could be suspended or terminated and the FDA or comparable foreign regulatory authorities could order us to cease further development of or deny approval of our product candidates for any or all targeted indications. Such side effects could also affect patient recruitment or the ability of enrolled patients to complete the trial or result in potential product liability claims. Any of these occurrences may materially and adversely affect our business, financial condition, results of operations and prospects.

Further, clinical trials by their nature test product candidates in only samples of the potential patient populations. With a limited number of patients and limited duration of exposure in such trials, rare and severe side effects of our product candidates may not be uncovered until a significantly larger number of patients are exposed to the product candidate.

If any of our future products, if and when approved for commercial sale, cause serious or unexpected side effects, a number of potentially significant negative consequences could result, including:

•	regulatory authorities may withdraw their approval of the product or impose restrictions on its distribution in the form of a modified risk evaluation and mitigation strategy;
•	regulatory authorities may require the addition of labeling statements, such as warnings or contraindications;
•	we may be required to change the way the product is administered or conduct additional clinical trials;
•	we could be sued and held liable for harm caused to patients; or
•	our reputation may suffer.

Any of these events could prevent us or our partners from achieving or maintaining market acceptance of the affected product and could substantially increase the costs of commercializing our future products and impair our ability to generate revenues from the commercialization of these products either by us or by our strategic alliance partners.

Even if we complete the necessary preclinical studies and clinical trials, we cannot predict whether or when we will obtain regulatory approval to commercialize a product candidate and we cannot, therefore, predict the timing of any revenue from a future product.

Neither we nor our strategic alliance partners can commercialize a product until the appropriate regulatory authorities, such as the FDA, have reviewed and approved the product candidate. The regulatory agencies may not complete their review processes in a timely manner, or we may not be able to obtain regulatory approval. Additional delays may result if an FDA Advisory Committee recommends restrictions on approval or recommends non-approval. In addition, we or our strategic alliance partners may experience delays or rejections based upon additional government regulation from future legislation or administrative action, or changes in regulatory agency policy during the period of product development, clinical trials and the review process.

Even if we obtain regulatory approval for a product candidate, we will still face extensive regulatory requirements and our products may face future development and regulatory difficulties.

Even if we obtain regulatory approval in the United States, the FDA may still impose significant restrictions on the indicated uses or marketing of our product candidates, or impose ongoing requirements for potentially costly post-approval studies or post-market surveillance. The holder of an approved NDA is obligated to monitor and report adverse events, or AEs, and any failure of a product to meet the specifications in the NDA. The holder of an approved NDA must also submit new or supplemental applications and obtain FDA approval for certain changes to the approved product, product labeling or manufacturing process. Advertising and promotional materials must comply with FDA rules and are subject to FDA review, in addition to other potentially applicable federal and state laws.

In addition, drug product manufacturers and their facilities are subject to payment of user fees and continual review and periodic inspections by the FDA and other regulatory authorities for compliance with current good manufacturing practices, or cGMP, and adherence to commitments made in the NDA. If we or a regulatory agency discovers previously unknown problems with a product such as AEs of unanticipated severity or frequency, or problems with the facility where the product is manufactured, a regulatory agency may impose restrictions relative to that product or the manufacturing facility, including requiring recall or withdrawal of the product from the market or suspension of manufacturing.

If we or our partners fail to comply with applicable regulatory requirements following approval of any of our product candidates, a regulatory agency may:

•	issue a warning letter asserting that we are in violation of the law;
•	seek an injunction or impose civil or criminal penalties or monetary fines;
•	suspend or withdraw regulatory approval;
•	suspend any ongoing clinical trials;

•	refuse to approve a pending NDA or supplements to an NDA submitted by us;
•	seize product; or
•	refuse to allow us to enter into supply contracts, including government contracts.

Any government investigation of alleged violations of law could require us to expend significant time and resources in response and could generate negative publicity. The occurrence of any event or penalty described above may inhibit our ability to commercialize our future products and generate revenues.

We may use our financial and human resources to pursue a particular research program or product candidate and fail to capitalize on programs or product candidates that may be more profitable or for which there is a greater likelihood of success.

As a result of our limited financial and human resources, we will have to make strategic decisions as to which targets and product candidates to pursue and may forego or delay pursuit of opportunities with other product candidates or for other indications that later prove to have greater commercial potential. Our resource allocation decisions may cause us to fail to capitalize on viable commercial products or profitable market opportunities. Our spending on research and development programs and product candidates for specific indications may not yield any commercially viable products. If we do not accurately evaluate the commercial potential or target market for a particular product candidate, we may relinquish valuable rights to that product candidate through strategic alliance, licensing or other royalty arrangements in cases in which it would have been more advantageous for us to retain sole development and commercialization rights to such product candidate, or we may allocate internal resources to a product candidate in a therapeutic area in which it would have been more advantageous to enter into a partnering arrangement.

If we fail to comply with environmental, health and safety laws and regulations, we could become subject to fines or penalties or incur costs that could have a material adverse effect on the success of our business.

We are subject to numerous environmental, health and safety laws and regulations, including those governing laboratory procedures and the handling, use, storage, treatment and disposal of hazardous materials and wastes. Our operations involve the use of hazardous and flammable materials, including chemicals and biological materials. Our operations also produce hazardous waste products. We generally contract with third parties for the disposal of these materials and wastes. We cannot eliminate the risk of contamination or injury from these materials. In the event of contamination or injury resulting from our use of hazardous materials, we could be held liable for any resulting damages, and any liability could exceed our resources. We also could incur significant costs associated with civil or criminal fines and penalties.

Although we maintain workers’ compensation insurance to cover us for costs and expenses we may incur due to injuries to our employees resulting from the use of hazardous materials or other work-related injuries, this insurance may not provide adequate coverage against potential liabilities. In addition, we may incur substantial costs in order to comply with current or future environmental, health and safety laws and regulations. These current or future laws and regulations may impair our research, development or production efforts. Failure to comply with these laws and regulations also may result in substantial fines, penalties or other sanctions.

RISKS RELATED TO OUR RELIANCE ON THIRD PARTIES

We depend upon our third-party alliances for the development, manufacture and eventual commercialization of certain nucleic acid product candidates. If these third-party alliances are unsuccessful or are terminated, we may be unable to commercialize certain product candidates and we may be unable to generate revenues from our development programs.

We depend upon third party alliance partners for financial and scientific resources for the clinical development, manufacture and commercialization of certain of our nucleic acid product candidates. These alliances will likely provide us with limited control over the course of development of a nucleic acid product candidate, especially once a candidate has reached the stage of clinical development. For example, in our alliance with Ultragenyx, Ultragenyx has the option to obtain an exclusive worldwide license to develop, manufacture and commercialize product candidates upon the achievement of relevant endpoints in preclinical studies and clinical trials. However, Ultragenyx is not under any obligation to exercise these options to progress any of our nucleic acid product candidates. While Ultragenyx has development obligations with respect to programs that it may elect to pursue under our agreement, our ability to ultimately recognize revenue from this and future relationships will depend upon the ability and willingness of our alliance partners to successfully meet their respective responsibilities under our agreements with them. Our ability to recognize revenues from successful strategic alliances may be impaired by several factors including:

•	an alliance partner may shift its priorities and resources away from our programs due to a change in business strategies, or a merger, acquisition, sale or downsizing of its company or business unit;

•	an alliance partner may cease development in therapeutic areas which are the subject of our strategic alliances;
•	an alliance partner may change the success criteria for a particular program or potential product candidate thereby delaying or ceasing development of such program or candidate;
•

a significant delay in initiation of certain development activities by an alliance partner will also delay payment of milestones tied to such activities, thereby impacting our ability to fund our own activities;

•	an alliance partner could develop a product that competes, either directly or indirectly, with an alliance product;
•	an alliance partner with commercialization obligations may not commit sufficient financial or human resources to the marketing, distribution or sale of a product;
•	an alliance partner with manufacturing responsibilities may encounter regulatory, resource or quality issues and be unable to meet demand requirements;
•	an alliance partner may exercise its rights under the agreement to terminate a strategic alliance;
•

a dispute may arise between us and an alliance partner concerning the research, development or commercialization of a program or product candidate resulting in a delay in milestones, royalty payments or termination of a program and possibly resulting in costly litigation or arbitration which may divert management attention and resources; and

•

an alliance partner may use our proprietary information or intellectual property in such a way as to invite litigation from a third party or fail to maintain or prosecute intellectual property rights such that our rights in such property are jeopardized.

If any of our alliance partners do not elect to pursue the development and commercialization of our nucleic acid development candidates or if they terminate the strategic alliance, then, depending on the event:

•	product candidates subject to our alliances may be terminated or significantly delayed;
•

our cash expenditures could increase significantly if it is necessary for us to hire additional employees and allocate scarce resources to the development and commercialization of product candidates that were previously funded, or expected to be funded, by our alliance partners;

•

we would bear all of the risks and costs related to the further development and commercialization of product candidates that were previously the subject of our strategic alliance, including the reimbursement of third parties; and

•

in order to fund further development and commercialization, we may need to seek out and establish alternative strategic alliances with third-party partners; this may not be possible, or we may not be able to do so on terms which are acceptable to us, in which case it may be necessary for us to limit the size or scope of one or more of our programs or increase our expenditures and seek additional funding by other means.

Any of these events would have a material adverse effect on our results of operations and financial condition.

We rely on third parties to conduct some aspects of our compound formulation, research and preclinical studies, and those third parties may not perform satisfactorily, including failing to meet deadlines for the completion of such formulation, research or testing.

We do not expect to independently conduct all aspects of our drug discovery activities, compound formulation research or preclinical studies of product candidates. We currently rely and expect to continue to rely on third parties to conduct some aspects of our preclinical studies and formulation development.

Any of these third parties may terminate their engagements with us at any time. If we need to enter into alternative arrangements, it would delay our product development activities. Our reliance on these third parties for research and development activities will reduce our control over these activities but will not relieve us of our responsibilities. For example, for product candidates that we develop and commercialize on our own, we will remain responsible for ensuring that each of our IND-enabling studies and clinical trials are conducted in accordance with the study plan and protocols for the trial.

If these third parties do not successfully carry out their contractual duties, meet expected deadlines or conduct our studies in accordance with regulatory requirements or our stated study plans and protocols, we will not be able to complete, or may be delayed in completing, the necessary preclinical studies to enable us or our strategic alliance partners to select viable product candidates for IND submissions and will not be able to, or may be delayed in our efforts to, successfully develop and commercialize such product candidates.

We rely on third-party manufacturers to produce our preclinical product candidates, and we intend to rely on third parties to produce future clinical supplies of product candidates that we advance into clinical trials and commercial supplies of any approved product candidates.

Reliance on third-party manufacturers entails risks, including risks that we would not be subject to if we manufactured the product candidates ourselves, including:

•	the inability to meet any product specifications and quality requirements consistently;
•	a delay or inability to procure or expand sufficient manufacturing capacity;
•	manufacturing and product quality issues related to scale-up of manufacturing;
•	costs and validation of new equipment and facilities required for scale-up;
•	a failure to comply with cGMP and similar foreign standards;
•	the inability to negotiate manufacturing or supply agreements with third parties under commercially reasonable terms;
•	termination or nonrenewal of manufacturing agreements with third parties in a manner or at a time that is costly or damaging to us;
•

the reliance on a limited number of sources, and in some cases, single sources for raw materials, such that if we are unable to secure a sufficient supply of these product components, we will be unable to manufacture and sell future product candidates in a timely fashion, in sufficient quantities or under acceptable terms;

•	the lack of qualified backup suppliers for any raw materials that are currently purchased from a single source supplier;
•	operations of our third-party manufacturers or suppliers could be disrupted by conditions unrelated to our business or operations, including the bankruptcy of the manufacturer or supplier;
•	carrier disruptions or increased costs that are beyond our control; and
•	the failure to deliver products under specified storage conditions and in a timely manner.

Any of these events could lead to clinical study delays or failure to obtain regulatory approval, or impact our ability to successfully commercialize future products. Some of these events could be the basis for FDA action, including injunction, recall, seizure or total or partial suspension of production.

We rely on limited sources of supply for the drug substance of product candidates and any disruption in the chain of supply may cause a delay in developing and commercializing these product candidates.

We have established manufacturing relationships with a limited number of suppliers to manufacture raw materials and the drug substance used to create our product candidates. The availability of such suppliers to manufacture raw materials for our product candidates may be limited. Further, each supplier may require licenses to manufacture such components if such processes are not owned by the supplier or in the public domain. As part of any marketing approval, a manufacturer and its processes are required to be qualified by the FDA prior to commercialization. If supply from the approved vendor is interrupted, there could be a significant disruption in commercial supply. An alternative vendor would need to be qualified through an NDA supplement which could result in further delay. The FDA or other regulatory agencies outside of the United States may also require additional studies if a new supplier is relied upon for commercial production. Switching vendors may involve substantial costs and is likely to result in a delay in our desired clinical and commercial timelines.

In addition, if our alliance partners elect to pursue the development and commercialization of certain programs, we will lose control over the manufacturing of the product candidate subject to the agreement. Also, we will not be able to ensure that the product candidates will be manufactured under the correct conditions to permit the product candidates to be used in such clinical trials.

These factors could cause the delay of clinical trials, regulatory submissions, required approvals or commercialization of our product candidates, cause us to incur higher costs and prevent us from commercializing our products successfully. Furthermore, if our suppliers fail to deliver the required commercial quantities of active pharmaceutical ingredients on a timely basis and at commercially reasonable prices, and we are unable to secure one or more replacement suppliers capable of production in a timely manner at a substantially equivalent cost, our clinical trials may be delayed or we could lose potential revenue.

Manufacturing issues may arise that could increase product and regulatory approval costs or delay commercialization.

As we scale-up manufacturing of product candidates and conduct required stability testing, product, packaging, equipment and process-related issues may require refinement or resolution in order to proceed with any clinical trials and obtain regulatory approval for commercial marketing. We may identify significant impurities, which could result in increased scrutiny by the regulatory agencies, delays in clinical programs and regulatory approval, increases in our operating expenses, or failure to obtain or maintain approval for product candidates or any approved products.

We intend to rely on third parties to conduct, supervise and monitor our clinical trials, and if those third parties perform in an unsatisfactory manner, it may harm our business.

We or our strategic alliance partners intend to rely on CROs and clinical trial sites to ensure the proper and timely conduct of our clinical trials. While we will have agreements governing their activities, we and our strategic alliance partners have limited influence over their actual performance. We will control only certain aspects of our CROs’ activities. Nevertheless, we or our strategic alliance partners will be responsible for ensuring that each of our clinical trials are conducted in accordance with the applicable protocol, legal, regulatory and scientific standards and our reliance on the CROs will not relieve us of our regulatory responsibilities.

We, our alliance partners and our CROs will be required to comply with the FDA’s or other regulatory agency’s good clinical practices, or GCPs, for conducting, recording and reporting the results of IND-enabling studies and clinical trials to assure that data and reported results are credible and accurate and that the rights, integrity and confidentiality of future clinical trial participants are protected. The FDA and non-U.S. regulatory agencies enforce these GCPs through periodic inspections of trial sponsors, principal investigators and clinical trial sites. If we or our future CROs fail to comply with applicable GCPs, the clinical data generated in our clinical trials may be deemed unreliable and the FDA or applicable non-U.S. regulatory agency may require us to perform additional clinical trials before approving any marketing applications for the relevant jurisdiction. Upon inspection, the FDA or applicable non-U.S. regulatory agency may determine that our future clinical trials did not comply with GCPs. In addition, our future clinical trials will require a sufficiently large number of test subjects to evaluate the safety and effectiveness of a potential drug product. Accordingly, if our future CROs fail to comply with these regulations or fail to recruit a sufficient number of patients, we may be required to repeat such clinical trials, which would delay the regulatory approval process.

Our future CROs will not be our employees, and we will not be able to control whether or not they devote sufficient time and resources to our future clinical and nonclinical programs. These CROs may also have relationships with other commercial entities, including our competitors, for whom they may also be conducting clinical trials, or other drug development activities which could harm our competitive position. If our future CROs do not successfully carry out their contractual duties or obligations, fail to meet expected deadlines, or if the quality or accuracy of the clinical data they obtain is compromised due to the failure to adhere to our clinical protocols or regulatory requirements, or for any other reasons, our clinical trials may be extended, delayed or terminated, and we may not be able to obtain regulatory approval for, or successfully commercialize our product candidates. As a result, our financial results and the commercial prospects for such products and any product candidates that we develop would be harmed, our costs could increase, and our ability to generate revenues could be delayed.

We intend to rely on other third parties to store and distribute drug products for any clinical trials that we may conduct. Any performance failure on the part of our distributors could delay clinical development or marketing approval of our product candidates or commercialization of our products, if approved, producing additional losses and depriving us of potential product revenue.

RISKS RELATED TO OUR INTELLECTUAL PROPERTY

If we are unable to obtain or protect intellectual property rights related to our future products and product candidates, we may not be able to compete effectively in our markets.

Our success depends in part on our ability to obtain and maintain patents and other forms of intellectual property rights, including in-licenses of intellectual property rights of others, for our product candidates, methods used to develop and manufacture our product candidates and methods for treating patients using our product candidates, as well as our ability to preserve our trade secrets, to prevent third parties from infringing upon our proprietary rights and to operate without infringing upon the proprietary rights of others. As of April 1, 2018, we are the sole owner of 140 patents and pending patent applications including 16 U.S. patents, 25 pending U.S. patent applications, 40 foreign patents and 59 pending foreign patent applications. The strength of patents in the biotechnology and pharmaceutical field involves complex legal and scientific questions and can be uncertain. The patent applications that we own or in-license may fail to result in patents with claims that cover the products in the United States or in other countries. There is no assurance that all of the potentially relevant prior art relating to our patents and patent applications has been found; such prior art can invalidate a patent or prevent a patent from issuing based on a pending patent application. Even if patents do successfully issue, third parties may challenge their validity, enforceability or scope, which may result in such patents being narrowed or invalidated. Furthermore, even if they are unchallenged, our patents and patent applications may not adequately protect our intellectual property or prevent others from designing around our claims.

If the patent applications we hold or have in-licensed with respect to our programs or product candidates fail to issue or if their breadth or strength of protection is threatened, it could dissuade companies from collaborating with us to develop product candidates, and threaten our ability to commercialize, future products. We cannot offer any assurances about which, if any, patents will issue or whether any issued patents will be found invalid and unenforceable or will be threatened by third parties. A patent may be challenged through one or more of several administrative proceedings including post-grant challenges, re-examination or opposition before the U.S. PTO or foreign patent offices. For example, re-examination of, or oppositions to, patents owned by or licensed to us have previously been initiated, and while we believe these concluded proceedings did not result in a commercially relevant impact on the individual patents, any successful challenge of patents or any other patents owned by or licensed to us could deprive us of rights necessary for the successful commercialization of any product candidates that we or our strategic alliance partners may develop.

Since patent applications in the United States and most other countries are confidential for a period of time after filing, and some remain so until issued, we cannot be certain that we were the first to file any patent application related to a product candidate. Furthermore, in certain situations, if we and one or more third parties have filed patent applications in the United States and claiming the same subject matter, an administrative proceeding, known as an interference, can be initiated to determine which applicant is entitled to the patent on that subject matter. Such an interference proceeding provoked by third parties or brought by us may be necessary to determine the priority of inventions with respect to our patents or patent applications, or those of our alliance partners or licensors. An unfavorable outcome could require us to cease using the related technology or to attempt to license rights to it from the prevailing party. Our business could be harmed if the prevailing party does not offer us a license on commercially reasonable terms. Our defense of a patent or patent application in such a proceeding may not be successful and, even if successful, may result in substantial costs and distract our management and other employees.

In addition, patents have a limited lifespan. In the United States, the natural expiration of a patent is generally 20 years after it is filed. Various extensions may be available however the life of a patent, and the protection it affords, is limited. Once the patent life has expired for a product, we may be open to competition from generic medications. Further, if we encounter delays in regulatory approvals, the period of time during which we could market a product candidate under patent protection could be reduced.

In addition to the protection afforded by patents, we rely on trade secret protection and confidentiality agreements to protect proprietary know-how that is not patentable, processes for which patents are difficult to enforce and any other elements of our drug discovery and development processes that involve proprietary know-how, information or technology that is not covered by patents. Although each of our employees agrees to assign their inventions to us through an employee inventions agreement, and all of our employees, consultants, advisors and any third parties who have access to our proprietary know-how, information or technology to enter into confidentiality agreements, we cannot provide any assurances that all such agreements have been duly executed or that our trade secrets and other confidential proprietary information will not be disclosed or that competitors will not otherwise gain access to our trade secrets or independently develop substantially equivalent information and techniques. In addition, others may independently discover our trade secrets and proprietary information. For example, the FDA, as part of its Transparency Initiative, is currently considering whether to make additional information publicly available on a routine basis, including information that we may consider to be trade secrets or other proprietary information, and it is not clear at the present time how the FDA’s disclosure policies may change in the future, if at all.

Further, the laws of some foreign countries do not protect proprietary rights to the same extent or in the same manner as the laws of the United States. As a result, we may encounter significant problems in protecting and defending our intellectual property both in the United States and abroad. If we are unable to prevent material disclosure of the non-patented intellectual property related to our technologies to third parties, and there is no guarantee that we will have any such enforceable trade secret protection, we may not be able to establish or maintain a competitive advantage in our market, which could materially adversely affect our business, results of operations and financial condition.

Third-party claims of intellectual property infringement may prevent or delay our development and commercialization efforts.

Our commercial success depends in part on our avoiding infringement of the patents and proprietary rights of third parties. There is a substantial amount of litigation, both within and outside the United States, involving patent and other intellectual property rights in the biotechnology and pharmaceutical industries, including patent infringement lawsuits. Numerous U.S. and foreign issued patents and pending patent applications, which are owned by third parties, exist in the fields in which we and our strategic alliance partners are pursuing development candidates. As the biotechnology and pharmaceutical industries expand and more patents are issued, the risk increases that our product candidates may be subject to claims of infringement of the patent rights of third parties.

Third parties may assert that we are employing their proprietary technology without authorization. There may be third-party patents or patent applications with claims to materials, formulations, methods of manufacture or methods for treatment related to the use or manufacture of our product candidates. Because patent applications can take many years to issue, there may be currently pending patent applications which may later result in patents that our product candidates may infringe. In addition, third parties may obtain patents in the future and claim that use of our technologies infringes upon these patents. If any third-party patents were held by a court of competent jurisdiction to cover the manufacturing process of any of our product candidates, any molecules formed during the manufacturing process or any final product itself, the holders of any such patents may be able to block our ability to commercialize such product candidate unless we obtained a license under the applicable patents, or until such patents expire. Similarly, if any third-party patents were held by a court of competent jurisdiction to cover aspects of our formulations, processes for manufacture or methods of use, including combination therapy, the holders of any such patents may be able to block our ability to develop and commercialize the applicable product candidate unless we obtained a license or until such patent expires. In either case, such a license may not be available on commercially reasonable terms or at all.

Parties making claims against us may obtain injunctive or other equitable relief, which could effectively block our ability to further develop and commercialize one or more of our product candidates. Defense of these claims, regardless of their merit, would involve substantial litigation expense and would be a substantial diversion of employee resources from our business. In the event of a successful claim of infringement against us, we may have to pay substantial damages, including treble damages and attorneys’ fees for willful infringement, pay royalties, redesign our infringing products or obtain one or more licenses from third parties, which may be impossible or require substantial time and monetary expenditure.

If we fail to obtain licenses or comply with our obligations in these agreements under which we license intellectual property rights from third parties or otherwise experience disruptions to our business relationships with our licensors, we could lose license rights that are important to our business.

We are a party to intellectual property license agreements that are important to our business and expect to enter into additional license agreements in the future. Our existing license agreements impose, and we expect that future license agreements will impose, various obligations on us. See the description of the Protiva agreement in Item 4.B. below under “Other Material Agreements.”

We may need to obtain licenses from third parties to advance our research or allow commercialization of our product candidates, and we have done so from time to time. We may fail to obtain any of these licenses at a reasonable cost or on reasonable terms, if at all. In that event, we would be unable to further develop and commercialize one or more of our product candidates, which could harm our business significantly. We cannot provide any assurances that third-party patents do not exist which might be enforced against our future products, resulting in either an injunction prohibiting our sales, or, with respect to our sales, an obligation on our part to pay royalties and/or other forms of compensation to third parties.

We may be involved in lawsuits to protect or enforce our patents or the patents of our licensees, which could be expensive, time consuming and unsuccessful.

Competitors may infringe our patents or the patents of our licensees. To counter infringement or unauthorized use, we may be required to file infringement claims, which can be expensive and time-consuming. In addition, in an infringement proceeding, a court may decide that a patent of ours or our licensees is not valid or is unenforceable, or may refuse to stop the other party from using the technology at issue on the grounds that our patents do not cover the technology in question. An adverse result in any litigation or defense proceedings could put one or more of our patents at risk of being invalidated or interpreted narrowly and could put our patent applications at risk of not issuing.

Our defense in a lawsuit may fail and, even if successful, may result in substantial costs and distract our management and other employees. We may not be able to prevent, alone or with our licensees, misappropriation of our intellectual property rights, particularly in countries where the laws may not protect those rights as fully as in the United States.

Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. There could also be public announcements of the results of hearings, motions or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could have a material adverse effect on the price of our Ordinary Shares.

We may be subject to claims that our employees, consultants or independent contractors have wrongfully used or disclosed confidential information of third parties.

We employ individuals who were previously employed at other biotechnology or pharmaceutical companies. We may be subject to claims that we or our employees, consultants or independent contractors have inadvertently or otherwise used or disclosed confidential information of our employees’ former employers or other third parties. We may also be subject to claims that former employers or other third parties have an ownership interest in our patents. Litigation may be necessary to defend against these claims. There is no guarantee of success in defending these claims, and if we are successful, litigation could result in substantial cost and be a distraction to our management and other employees.

RISKS RELATED TO COMMERCIALIZATION OF PRODUCT CANDIDATES

The commercial success of our programs that are part of our strategic alliance agreements will depend in large part on the development and marketing efforts of our alliance partners. If our alliance partners are unable or unwilling to perform in accordance with the terms of our agreements, our potential to generate future revenue from these programs would be significantly reduced and our business would be materially and adversely harmed.

If or when our strategic alliance partners elect to further pursue the development and commercialization of any of the product candidates that are subject to its strategic alliance agreement with us, we will have limited influence and/or control over their approaches to development and commercialization. If strategic alliance partners do not perform in the manner that we expect or fail to fulfill their responsibilities in a timely manner, or at all, the clinical development, regulatory approval and commercialization efforts related to product candidates we have licensed to such strategic alliance partners could be delayed or terminated. If we terminate any of our strategic alliances or any program thereunder, we may have the right to assume the responsibility at our own expense for the development of the applicable product candidates. Assuming sole responsibility for further development will increase our expenditures, and may mean we will need to limit the size and scope of one or more of our programs, seek additional funding and/or choose to stop work altogether on one or more of the affected product candidates. This could result in a limited potential to generate future revenue from such product candidates and our business could be materially and adversely affected.

We face significant competition from other biotechnology and pharmaceutical companies and our operating results will suffer if we fail to compete effectively.

The biotechnology and pharmaceutical industries are intensely competitive. We have competitors both in the United States and internationally, including major multinational pharmaceutical companies, biotechnology companies and universities and other research institutions. Our competitors may have substantially greater financial, technical and other resources, such as larger research and development staff and experienced marketing and manufacturing organizations. Additional mergers and acquisitions in the biotechnology and pharmaceutical industries may result in even more resources being concentrated in our competitors. Competition may increase further as a result of advances in the commercial applicability of technologies and greater availability of capital for investment in these industries. Our competitors may succeed in developing, acquiring or licensing on an exclusive basis, drug products that are more effective or less costly than any product candidate that we may develop.

All of our programs are preclinical and targeted toward indications for which there are product candidates in clinical development. We will face competition from other drugs currently approved or that may be approved in the future for the same therapeutic indications. For example, both Synlogic and Ultragenyx are currently conducting clinical trials with therapies to treat for ornithine transcarbamylase, or OTC, deficiency. Currently approved therapies for these patients include the small molecule nitrogen scavengers sodium benzoate, sodium phenylacetate, and sodium phenylbutyrate, and glycerol phenylbutyrate (brand name Ravicti®). Our ability to compete successfully will depend largely on our ability to leverage our experience in drug discovery and development to:

•	discover and develop therapeutics that are superior to other products in the market;
•	attract qualified scientific, product development and commercial personnel;
•	obtain patent and/or other proprietary protection for our nucleic acid product platform and future product candidates;
•	obtain required regulatory approvals; and
•	successfully collaborate with pharmaceutical companies in the discovery, development and commercialization of new therapeutics.

The availability of our competitors’ products could limit the demand, and the price we are able to charge, for any products that we may develop and commercialize. We will not achieve our business plan if the acceptance of any of these products is inhibited by price competition or the reluctance of physicians to switch from existing drug products to our products, or if physicians switch to other new drug products or choose to reserve our future products for use in limited circumstances. The inability to compete with existing or subsequently introduced drug products would have a material adverse impact on our business, financial condition and prospects.

Established pharmaceutical companies may invest heavily to accelerate discovery and development of novel compounds or to in-license novel compounds that could make our product candidates less competitive. In addition, any new product that competes with an approved product must demonstrate compelling advantages in efficacy, convenience, tolerability and safety in order to overcome price competition and to be commercially successful. Accordingly, our competitors may succeed in obtaining patent protection, receiving FDA approval or discovering, developing and commercializing product candidates before we do, which would have a material adverse impact on our business.

The commercial success of our product candidates will depend upon the acceptance of these product candidates by the medical community, including physicians, patients and healthcare payors.

The degree of market acceptance of any product candidates will depend on a number of factors, including:

•	demonstration of clinical safety and efficacy compared to other products;
•	the relative convenience, ease of administration and acceptance by physicians, patients and healthcare payors;
•	the prevalence and severity of any AEs;
•	limitations or warnings contained in the FDA-approved label for such products;
•	availability of alternative treatments;
•	pricing and cost-effectiveness;
•	the effectiveness of our or any collaborators’ sales and marketing strategies;
•	our ability to obtain hospital formulary approval;
•	our ability to obtain and maintain sufficient third-party coverage and adequate reimbursement; and
•	the willingness of patients to pay out-of-pocket in the absence of third party coverage.

Unless other formulations are developed in the future, we expect our compounds to be formulated in an injectable form. Injectable medications may be disfavored by patients or their physicians in the event drugs which are easy to administer, such as oral medications, are available. If a product is approved, but does not achieve an adequate level of acceptance by physicians, patients and healthcare payors, we may not generate sufficient revenues from such product and we may not become or remain profitable. Such increased competition may decrease any future potential revenue for future product candidates due to increasing pressure for lower pricing and higher discounts in the commercialization of our product.

If we are unable to establish sales and marketing capabilities or enter into agreements with third parties to market and sell our product candidates, we may be unable to generate any revenues.

We currently do not have an organization for the sales, marketing and distribution of pharmaceutical products and the cost of establishing and maintaining such an organization may exceed the cost-effectiveness of doing so. In order to market any products that may be approved, we must build our sales, marketing, managerial and other non-technical capabilities or make arrangements with third parties to perform these services. With respect to certain of our current programs as well as future programs, we may rely completely on an alliance partner for sales and marketing. In addition, we intend to enter into strategic alliances with third parties to commercialize other product candidates, including in markets outside of the United States or for other large markets that are beyond our resources. Although we intend to establish a sales organization if we are able to obtain approval to market any product candidates for niche markets in the United States, we will also consider the option to enter into strategic alliances for future product candidates in the United States if commercialization requirements exceed our available resources. This will reduce the revenue generated from the sales of these products.

Our current and any future strategic alliance partners may not dedicate sufficient resources to the commercialization of our product candidates or may otherwise fail in their commercialization due to factors beyond our control. If we are unable to establish effective alliances to enable the sale of our product candidates to healthcare professionals and in geographical regions, including the United States, that will not be covered by our own marketing and sales force, or if our potential future strategic alliance partners do not successfully commercialize the product candidates, our ability to generate revenues from product sales will be adversely affected.

If we are unable to establish adequate sales, marketing and distribution capabilities, whether independently or with third parties, we may not be able to generate sufficient product revenue and may not become profitable. We will be competing with many companies that currently have extensive and well-funded marketing and sales operations. Without an internal team or the support of a third party to perform marketing and sales functions, we may be unable to compete successfully against these more established companies.

If we obtain approval to commercialize any approved products outside of the United States, a variety of risks associated with international operations could materially adversely affect our business.

If we obtain approval to commercialize any approved products outside of the United States, we expect that we will be subject to additional risks related to entering into international business relationships, including:

•	different regulatory requirements for drug approvals in foreign countries;
•	differing payor reimbursement regimes, governmental payors or patient self-pay systems and price controls;
•	reduced protection for intellectual property rights;
•	unexpected changes in tariffs, trade barriers and regulatory requirements;
•	economic weakness, including inflation, or political instability in particular foreign economies and markets;
•	compliance with tax, employment, immigration and labor laws for employees living or traveling abroad;
•	foreign taxes, including withholding of payroll taxes;
•	foreign currency fluctuations, which could result in increased operating expenses and reduced revenues, and other obligations incident to doing business in another country;
•	workforce uncertainty in countries where labor unrest is more common than in the United States;

•	production shortages resulting from any events affecting raw material supply or manufacturing capabilities abroad; and
•	business interruptions resulting from geopolitical actions, including war and terrorism, or natural disasters including earthquakes, typhoons, floods and fires.

Coverage and adequate reimbursement may not be available for our product candidates, which could make it difficult for us to sell products profitably.

Market acceptance and sales of any product candidates that we develop will depend on coverage and reimbursement policies and may be affected by future healthcare reform measures. Government authorities and third-party payors, such as private health insurers, government payors and health maintenance organizations, decide which drugs they will pay for and establish reimbursement levels. We cannot be sure that coverage and adequate reimbursement will be available for any future product candidates. Also, inadequate reimbursement amounts may reduce the demand for, or the price of, our future products. Further, one payor’s determination to provide coverage for a product does not assure that other payors will also provide coverage for the product. If reimbursement is not available, or is available only at limited levels, we may not be able to successfully commercialize product candidates that we develop.

In addition, we cannot be certain if and when we will obtain formulary approval to allow us to sell any products that we may develop and commercialize into our target markets. Obtaining formulary approval from hospitals and from payors can be an expensive and time-consuming process. Failure to obtain timely formulary approval will limit our commercial success.

There have been a number of legislative and regulatory proposals to change the healthcare system in the United States and in some foreign jurisdictions that could affect our ability to sell products profitably. These legislative and/or regulatory changes may negatively impact the reimbursement for drug products, following approval. The availability of numerous generic treatments may also substantially reduce the likelihood of reimbursement for our future products. The potential application of user fees to generic drug products may expedite the approval of additional generic drug treatments. We expect to experience pricing pressures in connection with the sale of any products that we develop, due to the trend toward managed healthcare, the increasing influence of health maintenance organizations and additional legislative changes. If we fail to successfully secure and maintain reimbursement coverage for our future products or are significantly delayed in doing so, we will have difficulty achieving market acceptance of our future products and our business will be harmed.

In addition, in some non-U.S. jurisdictions, the proposed pricing for a drug must be approved before it may be lawfully marketed. The requirements governing drug pricing vary widely from country to country. For example, the EU provides options for its member states to restrict the range of medicinal products for which their national health insurance systems provide reimbursement and to control the prices of medicinal products for human use. A member state may approve a specific price for the medicinal product or it may instead adopt a system of direct or indirect controls on the profitability of the company placing the medicinal product on the market. There can be no assurance that any country that has price controls or reimbursement limitations for pharmaceutical products will allow favorable reimbursement and pricing arrangements for any of our products. Historically, products launched in the EU do not follow price structures of the U.S. and generally tend to be priced significantly lower.

RISKS RELATED TO OUR BUSINESS OPERATIONS AND INDUSTRY

Our future success depends on our ability to attract and retain key executives and to attract, retain and motivate qualified personnel.

We are highly dependent on principal members of our executive team; the loss of whose services may adversely impact the achievement of our objectives. While we have entered into employment agreements with each of our executive officers, any of them could leave our employment at any time, as all of our employees are “at will” employees. Recruiting and retaining other qualified employees for our business, including scientific and technical personnel, will also be critical to our success. There is currently a shortage of skilled executives in our industry, which is likely to continue. As a result, competition for skilled personnel is intense and the turnover rate can be high. We may not be able to attract and retain personnel on acceptable terms given the competition among numerous pharmaceutical companies for individuals with similar skill sets. In addition, failure to succeed in preclinical studies and clinical trials may make it more challenging to recruit and retain qualified personnel. The inability to recruit or loss of the services of any executive or key employee might impede the progress of our research, development and commercialization objectives.

We may need to expand our organization and may experience difficulties in managing this growth, which could disrupt our operations.

As of December 31, 2017 we had 60 employees. In the future we may expand our employee base to increase our managerial, scientific, operational, commercial, financial and other resources and to hire more consultants and contractors. Future growth would impose significant additional responsibilities on our management, including the need to identify, recruit, maintain, motivate and integrate additional employees, consultants and contractors. Also, our management may need to divert a disproportionate amount of its attention away from our day-to-day activities and devote a substantial amount of time to managing these growth activities. We may not be able to effectively manage the expansion of our operations, which may result in weaknesses in our infrastructure, give rise to operational mistakes, loss of business opportunities, loss of employees and reduced productivity among remaining employees. Our expected growth could require significant capital expenditures and may divert financial resources from other projects, such as the development of additional product candidates. Moreover, if our management is unable to effectively manage our growth, our expenses may increase more than expected, our ability to generate and/or grow revenues could be reduced, and we may not be able to implement our business strategy. Our future financial performance and our ability to commercialize product candidates and compete effectively will depend, in part, on our ability to effectively manage any future growth.

Our employees may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements and insider trading.

We are exposed to the risk of employee fraud or other misconduct. Misconduct by employees could include intentional failures to comply with the regulations of the FDA and non-U.S. regulators, provide accurate information to the FDA and non-U.S. regulators, comply with healthcare fraud and abuse laws and regulations in the United States and abroad, report financial information or data accurately or disclose unauthorized activities to us. In particular, sales, marketing and business arrangements in the healthcare industry are subject to extensive laws and regulations intended to prevent fraud, misconduct, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Employee misconduct could also involve the improper use of information obtained in the course of clinical trials, which could result in regulatory sanctions and cause serious harm to our reputation. We have adopted a code of conduct, but it is not always possible to identify and deter employee misconduct, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to comply with these laws or regulations. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, including the imposition of civil, criminal and administrative penalties, damages, fines, possible exclusion from Medicare, Medicaid and other government healthcare programs, additional reporting requirements and/or oversight if we become subject to a corporate integrity agreement or similar agreement to resolve allegations of non-compliance, disgorgement, imprisonment, and contractual damages.

We may reincorporate in the U.S. and such reincorporation may result in disruptions to our business or otherwise materially harm our results of operations or financial condition.  In addition, such reincorporation may result in taxes imposed on us or on our shareholders.

Arcturus Therapeutics Ltd. is incorporated in Israel, while all of our offices, assets, management, board members and most of our business partners are located in the United States. Accordingly, we may seek to reincorporate in Delaware or another jurisdiction in the United States, while maintaining our Nasdaq listing. Such reincorporation may require a significant amount of time, cost and focus from management and other employees, which may divert attention from our research and commercial activities. If any reincorporation activities we undertake in the future fail to achieve some or all of the expected benefits therefrom, our business, results of operations and financial condition could be materially and adversely affected.

In addition, a reincorporation of the company will be subject to all corporate approvals, which may include an approval of our shareholders, and, such reincorporation may result in certain shareholders recognizing taxable income in the jurisdiction in which such shareholders are tax residents or in, in certain cases, in which their members or partners are resident. Shareholders may be subject to withholding taxes or other taxes with respect to their ownership of the company after the reincorporation. If a plan to reincorporate the company is adopted and executed, we do not intend to make any cash distributions to shareholders to pay such taxes. A reincorporation of the company may also result in income recognition by, and tax liability for, the company. Such a tax liability could reduce our ability to fund our research and development activities or otherwise fund our business.

Certain current and future relationships with customers and third-party payors as well as certain of our business operations may be subject, directly or indirectly, to federal and state healthcare fraud and abuse laws, false claims laws and health information privacy and security laws. If we are unable to comply, or have not fully complied, with such laws, we could face criminal sanctions, civil penalties, contractual damages, reputational harm and diminished profits and future earnings.

If we obtain FDA approval for any of our product candidates and begin commercializing those products in the United States, our operations may be directly, or indirectly through our customers, further subject to various federal and state fraud and abuse laws, including, without limitation, the federal Anti-Kickback Statute and the federal False Claims Act. These laws may impact, among other things, our proposed sales, marketing and education programs. In addition, we may be subject to patient privacy regulation by the federal government and by the U.S. states and foreign jurisdictions in which we conduct our business. The healthcare laws and regulations that may affect our ability to operate include:

•

the federal Anti-Kickback Statute, which prohibits, among other things, persons and entities from knowingly and willfully soliciting, receiving, offering or paying remuneration, directly or indirectly, to induce, or in return for, either the referral of an individual, or the purchase or recommendation of an item or service for which payment may be made under a federal healthcare program, such as the Medicare and Medicaid programs;

•

federal civil and criminal false claims laws and civil monetary penalty laws, including the federal False Claims Act, which prohibit, among other things, individuals or entities from knowingly presenting, or causing to be presented, claims for payment to the federal government, including Medicare or Medicaid, that are false or fraudulent;

•

the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, which created additional federal criminal statutes that prohibit, among other things, executing a scheme to defraud any healthcare benefit program and making false statements relating to healthcare matters;

•

HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009, or HITECH, and their implementing regulations, which imposes certain requirements on certain types of individuals and entities, such as healthcare providers, health plans and healthcare clearing houses, known as “covered entities,” as well as their “business associates”, independent contractors or agents of covered entities that receive or obtain individually identifiable health information in connection with providing a service on behalf of a covered entity, relating to the privacy, security and transmission of individually identifiable health information;

•

the federal Physician Payments Sunshine Act, which requires certain manufacturers of drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program, with specific exceptions, to report annually to the Centers for Medicare & Medicaid Services, or CMS, information related to payments or other transfers of value made to physicians, and further requires applicable manufacturers and applicable group purchasing organizations to report annually to CMS ownership and investment interests held by physicians and their immediate family members; and

•

state and foreign law equivalents of each of the above federal laws, such as: anti-kickback and false claims laws which may apply to items or services reimbursed by any third party payor, including commercial insurers; state laws that require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government; state laws that require drug manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures; state and local laws that require the registration of pharmaceutical sales representatives; and state and foreign laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts.

In addition, the European Union, or EU, has established its own data security and privacy legal framework, including but not limited to Directive 95/46/EC, or the Data Protection Directive. The Data Protection Directive will be replaced starting in May 2018 with the recently adopted European General Data Protection Regulation, or GDPR, which contains new provisions specifically directed at the processing of health information, higher sanctions and extra-territoriality measures intended to bring non-EU companies under the regulation. We anticipate that over time we may expand our business operations to include additional operations in the EU, including potentially conducting preclinical and clinical trials. With such expansion, we would be subject to increased governmental regulation in the EU countries in which we might operate, including the GDPR.

If our operations are found to be in violation of any of the laws described above or any other governmental regulations that apply to us, we may be subject to penalties, including, without limitation, civil, criminal and administrative penalties, damages, fines, possible exclusion from Medicare, Medicaid and other government healthcare programs, additional reporting requirements and/or oversight if we become subject to a corporate integrity agreement or similar agreement to resolve allegations of non-compliance, disgorgement, imprisonment, contractual damages, reputational harm, diminished profits and future earnings, and curtailment or restructuring of our operations, any of which could adversely affect our ability to operate our business and our results of operations.

Recent and future healthcare legislation may further impact our business operations.

The United States and some foreign jurisdictions are considering or have enacted a number of legislative and regulatory proposals to change the healthcare system in ways that could affect our ability to sell our products profitably. Among policy makers and payors in the United States and elsewhere, there is significant interest in promoting changes in healthcare systems with the stated goals of containing healthcare costs, improving quality or expanding access. In the United States, the pharmaceutical industry has been a particular focus of these efforts and has been significantly affected by major legislative initiatives. For example, in March 2010, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010, or collectively the ACA, was enacted, which made a number of substantial changes in the way healthcare is financed by both governmental and private insurers. Since its passage, there have been judicial and Congressional challenges to certain aspects of the ACA, as well as recent efforts by the Trump administration to repeal or replace certain aspects of the ACA. Since January 2017, President Trump has signed two Executive Orders and other directives designed to delay the implementation of certain provisions of the ACA or otherwise circumvent some of the requirements for health insurance mandated by the ACA. Concurrently, Congress has considered legislation that would repeal or repeal and replace all or part of the ACA. While Congress has not passed comprehensive repeal legislation, two bills affecting the implementation of certain taxes under the ACA have been signed into law. On December 22, 2017, President Trump signed into law H.R. 1, “An Act to provide for reconciliation pursuant to titles II and V of the concurrent resolution on the budget for fiscal year 2018,” informally titled the Tax Cuts and Jobs Act, which significantly revises the U.S. Internal Revenue Code of 1986, as amended (the Code). The Tax Cuts and Jobs Act of 2017 includes a provision repealing, effective January 1, 2019, the tax-based shared responsibility payment imposed by the ACA on certain individuals who fail to maintain qualifying health coverage for all or part of a year that is commonly referred to as the “individual mandate.” Additionally, on January 22, 2018, President Trump signed a continuing resolution on appropriations for fiscal year 2018 that delayed the implementation of certain ACA-mandated fees, including the so-called “Cadillac” tax on certain high cost employer-sponsored insurance plans, the annual fee imposed on certain health insurance providers based on market share, and the medical device excise tax on non-exempt medical devices. Further, the Bipartisan Budget Act of 2018, or the BBA, among other things, amends the ACA, effective January 1, 2019, to increase from 50 percent to 70 percent the point-of-sale discount that is owed by pharmaceutical manufacturers who participate in Medicare Part D and to close the coverage gap in most Medicare drug plans, commonly referred to as the “donut hole.” As a result, there is significant uncertainty regarding future healthcare reform and its impact on our operations.

Further, there has been heightened governmental scrutiny in the United States of pharmaceutical pricing practices in light of the rising cost of prescription drugs and biologics. Such scrutiny has resulted in several recent Congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for products. At the federal level, the Trump administration’s budget proposal for fiscal year 2019 contains further drug price control measures that could be enacted during the 2019 budget process or in other future legislation, including, for example, measures to permit Medicare Part D plans to negotiate the price of certain drugs under Medicare Part B, to allow some states to negotiate drug prices under Medicaid, and to eliminate cost sharing for generic drugs for low-income patients. While any proposed measures will require authorization through additional legislation to become effective, Congress and the Trump administration have each indicated that it will continue to seek new legislative and/or administrative measures to control drug costs. At the state level, legislatures have increasingly passed legislation and implemented regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, to encourage importation from other countries and bulk purchasing.

We expect that healthcare reform measures that may be adopted in the future may result in more rigorous coverage criteria and lower reimbursement, and in additional downward pressure on the price that we receive for any approved product. Any reduction in reimbursement from Medicare or other government-funded programs may result in a similar reduction in payments from private payors.

We cannot predict what healthcare reform initiatives may be adopted in the future. Further federal, state and foreign legislative and regulatory developments are likely, and we expect ongoing initiatives to increase pressure on drug pricing. Such reforms could have an adverse effect on anticipated revenues from product candidates that we may successfully develop and for which we may obtain regulatory approval and may affect our overall financial condition and ability to develop product candidates.

We face potential product liability, and, if successful claims are brought against us, we may incur substantial liability and costs.

The use of our product candidates in future clinical trials and the sale of any products for which we obtain marketing approval exposes us to the risk of product liability claims. Product liability claims might be brought against us by consumers, healthcare providers, pharmaceutical companies or others selling or otherwise coming into contact with our products. For example, unanticipated adverse effects could result from the use of our future products or product candidates which may result in a potential product liability claim. If we cannot successfully defend against product liability claims, we could incur substantial liability and costs. In addition, regardless of merit or eventual outcome, product liability claims may result in:

•	impairment of our business reputation;
•	withdrawal of clinical trial participants;
•	costs due to related litigation;
•	distraction of management’s attention from our primary business;
•	substantial monetary awards to patients or other claimants;
•	the inability to commercialize our product candidates; and
•	decreased demand for our product candidates, if approved for commercial sale.

We plan to obtain product liability insurance relating to the use of our therapeutics in future clinical trials. However, such insurance coverage may not be sufficient to reimburse us for any expenses or losses we may suffer. Moreover, insurance coverage is becoming increasingly expensive and in the future we may not be able to obtain or maintain insurance coverage at a reasonable cost or in sufficient amounts to protect us against losses due to liability. If and when we obtain marketing approval for product candidates, we intend to expand our insurance coverage to include the sale of commercial products; however, we may be unable to obtain product liability insurance on commercially reasonable terms or in adequate amounts. On occasion, large judgments have been awarded in class action lawsuits based on drugs that had unanticipated adverse effects. A successful product liability claim or series of claims brought against us could cause our share price to decline and, if judgments exceed our insurance coverage, could adversely affect our results of operations and business.

Cyber security risks and the failure to maintain the confidentiality, integrity, and availability of our computer hardware, software, and Internet applications and related tools and functions could result in damage to our reputation and/or subject us to costs, fines or lawsuits.

Our business requires manipulating, analyzing and storing large amounts of data. In addition, we rely on a global enterprise software system to operate and manage our business. We also maintain personally identifiable information about our employees. Our business therefore depends on the continuous, effective, reliable, and secure operation of our computer hardware, software, networks, Internet servers, and related infrastructure. To the extent that our hardware or software malfunctions or access to our data by internal research personnel is interrupted, our business could suffer. The integrity and protection of our employee and company data is critical to our business and employees have a high expectation that we will adequately protect their personal information. The regulatory environment governing information, security and privacy laws is increasingly demanding and continues to evolve. Maintaining compliance with applicable security and privacy regulations may increase our operating costs. Although our computer and communications hardware is protected through physical and software safeguards, it is still vulnerable to fire, storm, flood, power loss, earthquakes, telecommunications failures, physical or software break-ins, software viruses, and similar events. These events could lead to the unauthorized access, disclosure and use of non-public information. The techniques used by criminal elements to attack computer systems are sophisticated, change frequently and may originate from less regulated and remote areas of the world. As a result, we may not be able to address these techniques proactively or implement adequate preventative measures. If our computer systems are compromised, we could be subject to fines, damages, litigation and enforcement actions, and we could lose trade secrets, the occurrence of which could harm our business. In addition, any sustained disruption in internet access provided by other companies could harm our business.

Business interruptions could delay us in the process of developing our future products.

Our headquarters are located in San Diego County. We are vulnerable to natural disasters such as earthquakes and wild fires, as well as other events that could disrupt our operations. We do not carry insurance for earthquakes or other natural disasters and we may not carry sufficient business interruption insurance to compensate us for losses that may occur. Any losses or damages we incur could have a material adverse effect on our business operations.

RISKS RELATED TO OUR ORDINARY SHARES

The market price of our Ordinary Shares may be highly volatile.

Since our merger on November 15, 2017 through May 9, 2018, our closing share price as reported on The Nasdaq Global Market (“Nasdaq”), has ranged from $4.91 to $10.22. The trading price of our Ordinary Shares is likely to continue to be volatile.

Our share price could be subject to wide fluctuations in response to a variety of factors, including the following:

•	adverse results or delays in preclinical studies or clinical trials;
•	inability to obtain additional funding;
•	ongoing litigation or adverse rulings in relation to our proxy and shareholder litigation and litigation with our former chief executive officer and other former executives;
•	any delay in filing an IND or NDA for any of our product candidates and any adverse development or perceived adverse development with respect to the FDA’s review of that IND or NDA;
•	failure to maintain our existing strategic alliances or enter into new alliances;
•	failure of our strategic alliance partners to elect to develop and commercialize product candidates under our alliance agreements or the termination of any programs under our alliance agreements;
•	failure by us or our licensors and strategic alliance partners to prosecute, maintain or enforce our intellectual property rights;
•	failure to successfully develop and commercialize our product candidates;
•	changes in laws or regulations applicable to our preclinical and clinical development activities, product candidates or future products;
•	inability to obtain adequate product supply for our product candidates or the inability to do so at acceptable prices;
•	adverse regulatory decisions;
•	introduction of new products, services or technologies by our competitors;
•	failure to meet or exceed financial projections we may provide to the public;
•	failure to meet or exceed the estimates and projections of the investment community;
•	the perception of the pharmaceutical industry by the public, legislatures, regulators and the investment community;

•	announcements of significant acquisitions, strategic partnerships, joint ventures or capital commitments by us, our strategic alliance partners or our competitors;
•	disputes or other developments relating to proprietary rights, including patents, litigation matters and our ability to obtain patent protection for our technologies;
•	additions or departures of key scientific or management personnel;
•	significant lawsuits, including patent or licensing matters;
•	changes in the market valuations of similar companies;
•	sales of our Ordinary Shares by us or our shareholders in the future; and
•	trading volume of our Ordinary Shares.

In addition, companies trading in the stock market in general, and Nasdaq in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of these companies. Broad market and industry factors may negatively affect the market price of our Ordinary Shares, regardless of our actual operating performance.

We are an “emerging growth company,” and the reduced reporting requirements applicable to emerging growth companies could make our Ordinary Shares less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act. As an emerging growth company, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies,” including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, and delaying adopting new or revised accounting standards until such time as those standards apply to private companies. We expect that we will be an emerging growth company until December 31, 2018, although circumstances could cause us to lose that status earlier. We cannot predict if investors will find our Ordinary Shares less attractive because we may rely on these exemptions. If some investors find our Ordinary Shares less attractive as a result, there may be a less active trading market for our Ordinary Shares and our share price may be more volatile.

Under the JOBS Act, emerging growth companies can also delay adopting new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. We have elected to use this extended transition period. As a result of this election, our timeline to comply with these standards will in many cases be delayed as compared to other public companies that are not eligible to take advantage of this election or have not made this election. Therefore, our financial statements may not be comparable to those of companies that comply with the public company effective dates for these standards.

In addition, if we cease to be an emerging growth company, we will no longer be able to use the extended transition period for complying with new or revised accounting standards. As a result, changes in rules of U.S. generally accepted accounting principles or their interpretation, the adoption of new guidance or the application of existing guidance to changes in our business could significantly affect our financial position and results of operations.

The requirements of being a publicly traded company may strain our resources and divert management’s attention.

As a publicly traded company, we have incurred, and will continue to incur, significant legal, accounting and other expenses that we did not incur as a private company. In addition, the Sarbanes-Oxley Act, as well as rules subsequently implemented by the SEC and Nasdaq have imposed various requirements on public companies. In July 2010, the Dodd-Frank Wall Street Reform and Consumer Protection Act, or the Dodd-Frank Act, was enacted. There are significant corporate governance and executive compensation related provisions in the Dodd-Frank Act that require the SEC to adopt additional rules and regulations in these areas such as “say on pay” and proxy access. As an “emerging growth company” we are permitted to implement many of these requirements over a longer period and up to five years from the pricing of our initial public offering. We have taken advantage of this new legislation but cannot guarantee that we will not be required to implement these requirements sooner than budgeted or planned and thereby incur unexpected expenses. Shareholder activism, the current political environment and the current high level of government intervention and regulatory reform may lead to substantial new regulations and disclosure obligations, which may lead to additional compliance costs and impact the manner in which we operate our business in ways we cannot currently anticipate. Our management and other personnel will need to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance and we may be required to incur substantial costs to maintain our current levels of such coverage. In addition, most of our personnel consists of the Arcturus Therapeutics, Inc. employees prior to the merger, some of whom may not have previously managed and operated a public company.  These employees will need to devote substantial time to gaining expertise regarding operations as a public company and compliance with applicable laws and regulations including the costs associated with the filing requirements under Section 16 of the Exchange Act.

Changes or modifications in financial accounting standards, including those related to revenue recognition, may harm our results of operations.

From time to time, the Financial Accounting Standards Board, or FASB, either alone or jointly with other organizations, promulgates new accounting principles that could have an adverse impact on our financial position, results of operations or reported cash flows. In May 2014, the FASB issued Accounting Standards Update (ASU) No. 2014-09, Revenue from Contracts with Customers (Topic 606), which requires an entity to recognize the amount of revenue when promised goods or services to customers. The standard requires a company to recognize revenue to depict the transfer of goods or services to customers in the amount that reflects the consideration it expects to be entitled to receive in exchange for those goods or services. In August 2015, the FASB issued ASU 2015-14, Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date, which delayed the effective date of the new standard from January 1, 2017 to January 1, 2018, and January 1, 2019 for private companies. The FASB also agreed to allow entities to choose to adopt the standard as of the original effective date. In March 2016, the FASB issued additional ASUs which clarified certain aspects of the new guidance. Since we are an “emerging growth company" and opt to defer the adoption of new or revised accounting standards until such time as those standards apply to private companies, we will adopt the new standard for the year beginning January 1, 2019. We have not yet finalized our assessment of the impact of the new standard on our results of operations, internal controls and disclosures. Any difficulties in implementing this standard, or in adopting or implementing any other new accounting standard, and to update or modify our internal controls as needed on a timely basis, could result in our failure to meet our financial reporting obligations, which could result in regulatory discipline and harm investors’ confidence in us. Finally, if we were to change our critical accounting estimates, including those related to the recognition of collaboration revenue, our operating results could be significantly affected.

Sales of a substantial number of our Ordinary Shares in the public market by our existing shareholders could cause our share price to fall.

If our existing shareholders sell, or indicate an intention to sell, substantial amounts of those Ordinary Shares in the public market, the trading price of our Ordinary Shares could decline. In particular, the former shareholders, warrantholders and noteholders of Arcturus Therapeutics, Inc. received an aggregate of 6,631,712 of our Ordinary Shares pursuant to the merger in an unregistered transaction. Those shares remain restricted from resale under the Securities Act of 1933, as amended, or the Securities Act, for a six-month period following the closing of the merger pursuant to Rule 144 under the Securities Act. Once those restrictions lapse, those shareholders will be eligible to sell those shares in the public market without restriction, except for shareholders who are deemed “affiliates” of the Company under Rule 144 under the Securities Act. In addition, Ordinary Shares that are either subject to outstanding options or reserved for future issuance under our employee benefit plans are or may become eligible for sale in the public market to the extent permitted by the provisions of various vesting schedules and Rule 144 under the Securities Act. If these Ordinary Shares are sold, or if it is perceived that they will be sold, in the public market, that could create downward pressure on the trading price of our Ordinary Shares and cause the trading price to decline.

Future sales and issuances of our Ordinary Shares or rights to purchase Ordinary Shares, including pursuant to our equity incentive plans, could result in additional dilution of the percentage ownership of our shareholders and could cause our share price to fall.

We expect that significant additional capital will be needed in the future to continue our planned operations. To the extent we raise additional capital by issuing equity securities, our shareholders may experience substantial dilution. Pursuant to our 2010 Incentive Option Plan, or the 2010 Plan, our management is authorized to grant options and other equity-based awards to our employees, directors and consultants. We may sell Ordinary Shares, convertible securities or other equity securities in one or more transactions at prices and in a manner we determine from time to time, any of which may result in material dilution to investors and/or our existing shareholders. New investors could also be issued securities with rights superior to those of our existing shareholders.

We may be unable to comply with the applicable continued listing requirements of Nasdaq.

Our Ordinary Shares are currently listed on Nasdaq. In order to maintain this listing, we must satisfy minimum financial and other continued listing requirements and standards, including a minimum closing bid price requirement for our Ordinary Shares of $1.00 per share. There can be no assurance that we will be able to comply with the applicable listing standards. For example, if we were to fail to meet the minimum bid price requirement for 30 consecutive business days, we could become subject to delisting. Although Nasdaq may provide us with a compliance period in which to regain compliance with the minimum bid price requirement, we cannot assure you that we would be able to regain compliance within the period provided by Nasdaq. In order to regain compliance with such requirement, the closing bid price of our Ordinary Shares would need to meet or exceed $1.00 per share for at least 10 consecutive business days during the compliance period. If we were not able to regain compliance within the allotted compliance period for this requirement or any other applicable listing standard, including any extensions that may be granted by Nasdaq, our Ordinary Shares would be subject to delisting. In the event that our Ordinary Shares are delisted from Nasdaq and are not eligible for quotation or listing on another market or exchange, trading of our Ordinary Shares could be conducted only in the over-the-counter market or on an electronic bulletin board established for unlisted securities such as the Pink Sheets or the OTC Bulletin Board. In such event, it could become more difficult to dispose of, or obtain accurate price quotations for our Ordinary Shares and there would likely also be a reduction in our coverage by securities analysts and the news media, which could cause the price of our Ordinary Shares to decline further.

Our business and the market price of our ordinary shares could be negatively affected as a result of a proxy contest.

On February 1, 2018, Mr. Payne, the Company’s former President and Chief Executive Officer, was terminated by the Company for cause. On February 12, 2018, Mr. Payne wrote a letter to the Company’s board of directors demanding that the Company hold an extraordinary general meeting of shareholders.  On March 11, 2018, the Company announced that it would hold an extraordinary general meeting of shareholders on May 7, 2018 as a result of Mr. Payne’s demand.  On April 8, 2018, upon the recommendation of the Executive Committee of the Company’s board of directors, the board of directors approved postponing the extraordinary general meeting.

On May 13, 2018, the District Court at Tel Aviv ruled on a number of issues, including regarding the motion to extend the temporary restraining order, and ordered the Company to convene a Board meeting within seven days, and to summon an extraordinary general meeting within 35 days from that date. See Item 8.A. “Legal Proceedings” and Item 5.A. “Recent Developments” for additional information.

The Company’s board of directors has recommended that shareholders vote against the removal of the current directors and against the election of Mr. Payne’s nominees, and the Company is soliciting proxies from shareholders on this basis. Our business, operating results or financial condition could be harmed by this proxy contest because, among other things:

•

responding to the proxy contest is costly and time-consuming, is a significant distraction for our board of directors, management and employees, and diverts the attention of our board of directors and senior management from the pursuit of our business strategy, which could adversely affect our results of operations and financial condition;

•

perceived uncertainties as to our future direction, our ability to execute on our strategy, or changes to the composition of our board of directors or senior management team may lead to the perception of a change in the direction of our business, instability or lack of continuity which may be exploited by our competitors, and may result in the loss of current and prospective employees, customers, licensees, suppliers and other constituencies important to our success, which could adversely affect our results of operations and financial condition; and

•	the expenses for legal and advisory fees and administrative and associated costs incurred in connection with responding to the proxy contest and the related litigation may be substantial.

In addition, the market price of our ordinary shares could be subject to significant fluctuation or otherwise be adversely affected by the uncertainties described above or the outcome of the proxy contest.

We are treated as a U.S. corporation for U.S. federal tax purposes.

Pursuant to Section 7874 of the Code, we are treated as a U.S. corporation for U.S. federal income tax purposes. As a result, we are subject to U.S. federal corporate income tax as if we were incorporated in the United States. Shareholders should consult their tax advisers regarding the tax consequences of holding our Ordinary Shares based on their particular circumstances.

The recently enacted U.S. federal income tax reform bill could adversely affect our business and financial condition.

As noted above, on December 22, 2017, President Trump signed into law the Tax Cuts and Jobs Act, which significantly revises the Code. The Tax Cuts and Jobs Act, among other things, contains significant changes to U.S. federal corporate taxation, including reduction of the corporate tax rate from a top marginal rate of 35% to a flat rate of 21%, limitation of the tax deduction for interest expense to 30% of adjusted earnings (except for certain small businesses), limitation of the deduction for net operating losses to 80% of current year taxable income and elimination of net operating loss carrybacks, one time taxation of offshore earnings at reduced rates regardless of whether they are repatriated, elimination of U.S. tax on foreign earnings (subject to certain important exceptions), immediate deductions for certain new investments instead of deductions for depreciation expense over time, and modifying or repealing many business deductions and credits. Notwithstanding the reduction in the corporate income tax rate, the overall impact of the Tax Cuts and Jobs Act is uncertain and our business and financial condition could be adversely affected. In addition, it is uncertain if and to what extent various states will conform to the newly enacted federal tax law. The impact of the Tax Cuts and Jobs Act on holders of our Ordinary Shares is also uncertain and could be adverse. We urge our shareholders to consult with their legal and tax advisors with respect to this legislation and the potential tax consequences of investing in or holding our Ordinary Shares.

As a foreign private issuer, we are permitted and actually do follow certain home country corporate governance practices instead of otherwise applicable SEC and Nasdaq requirements, which may result in less protection than is accorded to investors under rules applicable to domestic U.S. issuers.

We expect that we will be a foreign private issuer until January 1, 2019. As a foreign private issuer, we are permitted, and actually do follow certain home country corporate governance practices instead of those otherwise required under the Listing Rules of the Nasdaq Stock Market (the “Nasdaq Listing Rules”) for domestic U.S. issuers. For instance, we follow home country practice in Israel with regard to, among other things, director nomination procedures and approval of compensation of officers. In addition, we may follow our home country law instead of the Nasdaq Listing Rules that require that we obtain shareholder approval for certain dilutive events, such as the establishment or amendment of certain equity based compensation plans, an issuance that will result in a change of control of the company, a public offering involving issuances of a 20% or greater interest in the company, and certain acquisitions of the stock or assets of another company. Following our home country governance practices as opposed to the requirements that would otherwise apply to a U.S. company listed on Nasdaq may provide less protection to you than what is accorded to investors under the Nasdaq Listing Rules applicable to domestic U.S. issuers.

In addition, as a foreign private issuer, we are exempt from the rules and regulations under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file annual, quarterly and current reports and financial statements with the SEC as frequently or as promptly as domestic U.S. issuers whose securities are registered under the Exchange Act. Also, although the Israeli Companies Law regulations require us to disclose the annual compensation of our five most highly compensated senior officer holders on an individual basis, this disclosure is not as extensive as that required of a U.S. domestic issuer. For example, this disclosure required under Israeli law is limited to compensation paid in the immediately preceding year without any requirement to disclose option exercises and vested stock options, pension benefits or potential payments upon termination or change of control. These exemptions and leniencies reduce the frequency and scope of information and protections to which you are entitled as an investor.

Our ability to use our net operating loss carryforwards and certain other tax attributes may be limited.

Under the Tax Cuts and Jobs Act, U.S. federal net operating losses, or NOLs, incurred in 2018 and in future years may be carried forward indefinitely, but the deductibility of such federal NOLs is limited. It is uncertain if and to what extent various states will conform to the Tax Cuts and Jobs Act. To the extent that we continue to generate taxable losses for United States federal income tax purposes, unused NOLs will carry forward to offset future taxable income (subject to any applicable limitations), if any. Under Sections 382 and 383 of the Code, as amended, if a corporation undergoes an “ownership change,” generally defined as a greater than 50% change (by value) in its equity ownership over a three-year period, the corporation’s ability to use its pre-change NOLs and other pre-change tax attributes (such as research tax credits) to offset its post-change income may be limited. We believe we may have triggered an “ownership change” limitation at the completion of our merger with Arcturus Therapeutics, Inc. in November 2017, however we have not completed a study in accordance with Sections 382 and 383 of the Code to determine whether this ownership change has occurred. We may also experience ownership changes in the future as a result of subsequent shifts in our share ownership. As a result, if we earn net taxable income, our ability to use our pre-change NOL carryforwards to offset U.S. federal taxable income may be subject to limitations, which could potentially result in increased future tax liability to us. Similar provisions of U.S. state tax law may also apply to limit our use of accumulated state tax attributes, including our state NOLs. In addition, at the state level, there may be periods during which the use of NOLs is suspended or otherwise limited, which could accelerate or permanently increase state taxes owed. As a result, even if we attain profitability, we may be unable to use a material portion of our NOLs and other tax attributes, which could negatively impact our future cash flows.

We do not intend to pay dividends on our Ordinary Shares so any returns will be limited to the value of our shares.

We have never declared or paid any cash dividends on our Ordinary Shares. We currently anticipate that we will retain future earnings for the development, operation and expansion of our business and do not anticipate declaring or paying any cash dividends for the foreseeable future. Moreover, the Israeli Companies Law 5759 – 1999, or the Israeli Companies Law, imposes certain restrictions on our ability to declare and pay dividends. See Item 10.B. “Memorandum and Articles of Association – Rights, Preferences and Restrictions of Shares – Dividend and Liquidation Rights” for additional information. Any return to shareholders will therefore be limited to the appreciation of their shares.

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

Furthermore, Israeli tax considerations may make potential transactions unappealing to us or to our shareholders whose country of residence does not have a tax treaty with Israel exempting such shareholders from Israeli tax. See Item 10.E. “Taxation – Israeli Taxation Considerations” for additional information.

Our amended and restated articles of association also contain provisions that could delay or prevent changes in control or changes in our management without the consent of our Board of Directors. These provisions include the following:

•	no cumulative voting in the election of directors, which limits the ability of minority shareholders to elect director candidates; and
•

the right of our Board of Directors to appoint a director to fill a vacancy created by the expansion of the Board of Directors or the resignation, death or removal of a director, which may prevent shareholders from being able to fill vacancies on our Board of Directors.

As a domiciliary of Israel, our results may be adversely affected by political, economic and military instability in Israel.

As an Israeli company, political, economic and military conditions in Israel may directly affect our business. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its neighboring countries, the Hamas militant group and the Hezbollah. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its trading partners could adversely affect our operations and results of operations.

In addition, since 2010 political uprisings and conflicts have arisen in various countries in the Middle East. Such instability may lead to deterioration in the political and trade relationships that exist between the State of Israel and certain other countries. Several countries, principally in the Middle East, still restrict doing business with Israel and Israeli companies, and additional countries may impose restrictions on doing business with Israel and Israeli companies if hostilities in Israel or political instability in the region continues or increases. Similarly, Israeli companies are limited in conducting business with entities from countries that are considered to be in a state of war with Israel.

Further, in the past, the State of Israel and Israeli companies have been subjected to economic boycotts. Several countries still restrict business with the State of Israel and with Israeli companies. These restrictive laws and policies may have an adverse impact on our operating results, financial conditions or the expansion of our business.

It may be difficult to enforce a judgment of a U.S. court against us and the Israeli experts named herein in Israel or the United States, to assert U.S. securities laws claims in Israel or to serve process on certain of our officers and directors and these experts.

We were incorporated in Israel. Therefore, a judgment obtained against us, or any directors that reside outside of the United States, including a judgment based on the civil liability provisions of the U.S. federal securities laws, may not be collectible in the United States and may not necessarily be enforced by an Israeli court. It also may be difficult for you to effect service of process on these persons in the United States or to assert U.S. securities law claims in original actions instituted in Israel. Additionally, it may be difficult for an investor, or any other person or entity, to initiate an action with respect to U.S. securities laws in Israel. Israeli courts may refuse to hear a claim based on an alleged violation of U.S. securities laws reasoning that Israel is not the most appropriate forum in which to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proven as a fact by expert witnesses, which can be a time consuming and costly process. Certain matters of procedure will also be governed by Israeli law. There is little binding case law in Israel that addresses the matters described above. As a result of the difficulty associated with enforcing a judgment against us in Israel, you may not be able to collect any damages awarded by either a U.S. or foreign court.

Your rights and responsibilities as a shareholder will be governed by Israeli law, which differs in some material respects from the rights and responsibilities of shareholders of U.S. companies.

The rights and responsibilities of the holders of our Ordinary Shares are governed by our amended and restated articles of association and by Israeli law. These rights and responsibilities differ in some material respects from the rights and responsibilities of shareholders in typical U.S.-based corporations. In particular, a shareholder of an Israeli company has certain duties to act in good faith and fairness towards the Company and other shareholders, and to refrain from abusing its power in the Company. See Item 10.B. “Memorandum and Articles of Association – Shareholder Duties” for additional information. There is limited case law available to assist us in understanding the nature of this duty or the implications of these provisions. These provisions may be interpreted to impose additional obligations and liabilities on holders of our Ordinary Shares that are not typically imposed on stockholders of U.S. corporations.

We are subject to anti-takeover provisions that could delay or prevent our acquisition by another entity.

Provisions of Israeli corporate and tax law and of our amended and restated articles of association may have the effect of delaying, preventing or making more difficult any merger or acquisition of us. In addition, any merger or acquisition of us may require the prior consent of the Israel Innovation Authority (formerly known as the Office of the Chief Scientist), as well as the Investment Center of the Israeli Ministry of Industry, Trade and Employment, or the Investment Center. Israeli law regulates mergers, votes required to approve a merger, acquisition of shares through tender offers and transactions involving significant shareholders. Any of these provisions may make it more difficult to acquire us. Accordingly, our acquisition by another entity could be delayed or prevented even if it would be beneficial to our shareholders.

ITEM 4.	INFORMATION ON THE COMPANY
4.A.	History and development

Our legal and commercial name is Arcturus Therapeutics Ltd., and we are the product of the 2017 merger of Arcturus Therapeutics, Inc. and Alcobra Ltd. Arcturus Therapeutics, Inc. was incorporated in Delaware in 2013, and Alcobra Ltd. was incorporated in Israel in 2008. On November 15, 2017, the two companies completed a merger (the “merger”) pursuant to which Arcturus Therapeutics, Inc. became a wholly-owned subsidiary of Alcobra Ltd., and Alcobra Ltd. changed its name to Arcturus Therapeutics Ltd. While Alcobra Ltd. was the legal acquirer in the transaction, Arcturus Therapeutics, Inc. was deemed the accounting acquirer. Also, as part of the merger, the Ordinary Shares of Arcturus Therapeutics Ltd. were listed on Nasdaq under the trading symbol “ARCT,” in place of the previous listing of the Ordinary Shares of Alcobra Ltd, which had traded under the symbol “ADHD.” The business plan of the post-merger company is that of Arcturus Therapeutics, Inc. As an Israeli company, we are subject to the Israeli Companies Law, 5759-1999, or the Israeli Companies Law.

Our principal place of business is located at 10628 Science Center Drive, Suite 250, San Diego, California, and our telephone number there is (858) 900-2660. Our agent in the United States is Arcturus Therapeutics, Inc., whose address is that of our San Diego, California headquarters. Our World Wide Web address is www.arcturusrx.com. The information contained on that web site is not a part of this annual report.

We are an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933, or the Securities Act, as modified by the JOBS Act. As such, we are eligible to, and intend to, take advantage of certain exemptions from various reporting requirements applicable to other public companies that are not “emerging growth companies,” such as not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002. We could remain an “emerging growth company” for up to five years from our initial public offering in 2013, or, if earlier, until the earliest of (a) the last day of the first fiscal year in which our annual gross revenue exceeds $1.07 billion, (b) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, which would occur if the market value of our Ordinary Shares that is held by non-affiliates exceeds $700.0 million as of the last business day of our most recently completed second fiscal quarter, or (c) the date on which we have issued more than $1.0 billion in nonconvertible debt during the preceding three-year period.

For additional information relating to the development of our company, see Item 4.B. “Business Overview.” For additional information concerning our company’s capital expenditures over the course of the last three fiscal years, see Item 5 B. “Liquidity and Capital Resources – Capital Expenditures in Last Three Fiscal Years.”

4.B.	Business overview

Nucleic Acid Medicines and Markets

The World Health Organization estimates there are 10,000 monogenic diseases. Monogenic diseases are caused by mutations in a single gene. These disorders affect 1/100 people at birth, and between 250 and 350 million people worldwide live with a rare genetic disease. Many of these diseases cause moderate to severe symptoms and significantly decrease the quality of life and life expectancy for patients. There are no FDA-approved drugs for over 95% of known rare genetic diseases. This is a significant unmet medical need.

Nucleic acid medicines have the potential to treat many diseases caused by genetic mutations including diseases that cannot be treated by conventional drugs such as small molecules and biologics. DNA carries the blueprint from which all proteins necessary for life are produced inside cells. Each gene has the code needed to make one or more proteins. Various types of nucleic acids, including messenger RNA (“mRNA”), small interfering RNA (“siRNA”) and microRNA, work together to control how the genes contained in DNA are translated into proteins.

mRNA or DNA has the potential to be used as protein replacement therapy to treat diseases caused by a lack of protein, or by defective proteins, such as cystic fibrosis. If a gene has a mutation that stops it from producing protein or causes it to produce defective proteins, mRNA or DNA medicines may be used to ensure that a healthy version of the missing protein is produced. Nucleic acid vaccines are also being evaluated for their potential in infectious disease and oncology, using mRNA or DNA to express an antigen and trigger an immune response.

siRNA medicines can treat viral infections like HBV and diseases like Huntington’s disease that are caused by malfunctioning proteins. Each siRNA binds perfectly to one mRNA which produces a result whereby the resulting cell destroys the mRNA. This mechanism, called RNA interference (“RNAi”), can be used to prevent mutated genes from being translated into defective proteins that cause disease. It can also stop viruses from replicating inside the body.

Naked RNA and DNA are quickly degraded by enzymes in the bloodstream and can cause a strong immune response. Therefore, nucleic acid medicines developed for systemic use must use a vector to deliver the nucleic acid to target cells. Viral delivery vectors and lipid-mediated delivery systems are the two main delivery systems used in nucleic acid therapeutics development.

Viral delivery vectors are very effective at delivering DNA to cells. However, they can cause liver damage and activate an immune response in human patients. Viral vectors may also cause accidental mutations in host DNA. Patients treated with viral vectors can also develop antibodies against these vectors that make the treatment less effective over time.

Lipid-mediated delivery systems are the most common non-viral vectors because they are biocompatible and do not cause insertional mutagenesis. They can also be manipulated to target specific cells in the body. Despite these advantages, older lipid-mediated delivery systems also stimulate adverse immune responses and cause liver damage in patients.

Who We Are

We are a preclinical nucleic acid medicines company focused on developing therapeutics for rare, infectious, fibrotic, and respiratory diseases with significant unmet medical needs. We have two proprietary technologies with the potential to address the major hurdles in nucleic acid medicine development, namely the effective and safe delivery of nucleic acids to disease-relevant target tissues. We believe the versatility of our platform to target multiple tissues, its compatibility with various nucleic acid therapeutic modalities, and our expertise developing scalable manufacturing processes puts us in a good position to deliver on the next generation of nucleic medicines.

•

We have developed a novel lipid-mediated delivery system called Lipid-enabled and Unlocked Nucleomonomer Agent modified RNA (“LUNAR®”). Drawing from a library of over 150 proprietary lipids, LUNAR can be flexibly designed to deliver nucleic acids to many clinically important cells and tissues, including liver hepatocytes, liver stellate cells, myocytes and lung cells, resulting in knockdown or upregulation of target proteins. Our lipids are pH-sensitive and designed to be biodegradable, minimizing lipid accumulation in cells after multiple dosing and potentially improving chronic safety.

•

Our proprietary Unlocked Nucleomonomer Agent (“UNA”) oligomer chemistry technology can be incorporated into multiple types of nucleic acid medicines. UNA has the potential to improve the efficacy and/or safety profile of nucleic acid medicines.

Our LUNAR and UNA technologies are wholly-owned by us and covered by our patent portfolio of 140 patents and patent applications, issued in the United States, China, Europe, Japan and other countries. We believe that we can use our technologies to develop medicines in multiple nucleic acid-based therapeutic modalities: (1) mRNA, DNA, and replicon – up-regulation of proteins for therapeutics or vaccines; (2) siRNA, microRNA, and antisense oligonucleotides – knockdown of genes overexpressed in disease; and (3) CRISPR, TALEN, zinc finger proteins, and meganucleases – gene editing of errant genes.

We are using our proprietary technology to develop nucleic acid medicines to treat diseases with clear unmet medical needs, accelerated clinical paths and commercial opportunities. Our preclinical pipeline currently has seven active preclinical drug discovery and development programs. This includes programs which are wholly-owned, as well as programs in partnership with Ultragenyx Pharmaceutical, Inc. (“Ultragenyx”), Takeda Pharmaceutical Company Limited (“Takeda”), Janssen Pharmaceuticals, Inc, one of the Janssen Pharmaceutical Companies of Johnson & Johnson (“Janssen”), Synthetic Genomics, Inc. (“Synthetic Genomics” or “SGI”) and  CureVac AG (“CureVac”).

•

The LUNAR-OTC program is developing mRNA compounds to treat ornithine transcarbamylase (“OTC”) deficiency, a life-threatening genetic disease that affects approximately 1 in 60,000 people. This is a co-development program with CureVac, and we have achieved preclinical proof of concept for LUNAR-OTC in a mouse model of the disease.

•

The LUNAR-CF program is developing mRNA compounds to replace dysfunctional cystic fibrosis transmembrane conductance regulator (“CFTR”) protein in cystic fibrosis (“CF”) patients. CF is a common genetic disease in the United States, and approximately 1,000 patients are newly diagnosed each year. This program is supported by CFFT. We have demonstrated proof of concept for LUNAR delivery to lung epithelial cells in vivo and shown activity of an optimized CFTR mRNA in cultured cells.

•

The LUNAR-RLD program is an internal research program focused on target validation of multiple pipeline LUNAR-mRNA program candidates. A rare liver disease will be selected as a future development program based on these efforts.

•

We have partnered with Ultragenyx to develop up to ten mRNA therapeutic candidates for certain rare disease targets. LUNAR-GSDIII is the first program to be disclosed from the collaboration. Glycogen Storage Disease Type III (“GSD”) is caused by genetic mutations in the glycogen debranching enzyme AGL which leads to glycogen accumulation in liver and muscle. There are approximately 10,000 patients worldwide.

•	We have partnered with Takeda to develop nucleic acid-based therapeutic candidates for the treatment of nonalcoholic steatohepatitis (“NASH”) and other gastrointestinal (“GI”) disorders.
•

We have partnered with Janssen, a Johnson & Johnson company, to develop nucleic acid-based products for the treatment of hepatitis B virus infection (“HBV”) and potentially other infectious and respiratory diseases.

•

We have a license and collaboration agreement with SGI focused on developing vaccines and therapeutics using their proprietary self-replicating nucleic acid technology. We have demonstrated proof of concept in preclinical animal models for both vaccines and therapeutics.

Our team has extensive experience in the discovery and development of nucleic acid medicines. We are led by Mark R. Herbert, Interim President. Mr. Herbert’s background includes over 15 years of experience in business and technical development of large and small molecules working across a number of different platforms and therapeutic areas, including serving as Head of U.S. Development and Sales at STA Pharmaceutical Co., Ltd. and Director of Pharmaceutical Sciences at Aragon Pharmaceuticals, Inc. He is an author or inventor on over 35 peer-reviewed manuscripts and patents and has led or contributed to the submission of 13 investigational new drug (“IND”) applications and one new drug application (“NDA”). Also, Dr. Christine Esau serves as our Vice President of Research and Development and Dr. Priya Karmali serves as our Senior Director of Pharmaceutical Development. Dr. Esau has over 15 years of experience in nucleic acid therapeutics drug discovery at Ionis Pharmaceuticals, Inc., Regulus Therapeutics, Inc. and as Chief Scientific Officer of AptamiR Therapeutics, Inc. She performed pioneering work in microRNA biology and targeting technology development, resulting in landmark, highly cited papers and early patent filings. Dr. Karmali has over 15 years of experience in lipid-based drug delivery systems at Nitto Denko and Regulus Therapeutics, Inc. where she led drug product development efforts for nucleic acid medicines currently in various stages of clinical trials. She is an author or inventor on over 35 scientific publications and patents. In addition, Stuart Collinson, Ph.D., serves as our Executive Chair. Dr. Collinson’s experience includes Chief Executive Officer of Aurora Biosciences and senior roles at GlaxoWellcome plc and Baxter International Inc.

Our Strategy

We aim to leverage our proprietary and licensed intellectual property relating to LUNAR and UNA technologies to develop a pipeline of nucleic acid medicines for rare, infectious, fibrotic and respiratory diseases. In addition to our collaborations noted above, we are focused on developing a balanced portfolio of proprietary and partnered programs to advance our preclinical candidates in a timely and cost-effective manner.

Our internal programs are focused on significant unmet medical needs in rare diseases. These diseases affect between 250 and 350 million people around the world. There are no drugs approved by the U.S. Food and Drug Administration (“FDA”) for over 95% of these conditions. Therefore, these diseases represent both a significant unmet medical need and a large potential market. We believe the versatility of our nucleic acid development platform technologies gives us a distinct advantage in developing nucleic acid medicines to treat the genetic cause of rare diseases.

Our novel UNA chemistry and LUNAR delivery technologies are covered by our extensive patent portfolio, and we believe that we can use our technologies to enable multiple types of nucleic acid medicines. We are actively pursuing technology alliances and strategic therapeutic partnerships to address other targets.

We continue to invest in further development of the LUNAR delivery, UNA oligomer chemistry, siRNA and mRNA technology platforms to improve their efficacy and safety profile and expand their applications. Our team is also exploring new nucleic acid chemistries and intellectual property opportunities, including locked nucleic acid (“LNA”), to expand our nucleic acid technology platform portfolio and facilitate our development of novel nucleic acid therapeutic candidates.

Our business strategy includes:

•

Develop a portfolio of nucleic acid therapeutics to treat rare diseases and become a clinical stage company. Our initial focus is on OTC deficiency and cystic fibrosis. We have achieved preclinical proof of concept in the LUNAR-OTC and LUNAR-CF programs, including robust target protein expression and functional activity in preclinical disease models. We aim to establish the infrastructure required to move these programs into the clinic.

•

Leverage our UNA and LUNAR technologies to develop therapeutics for a broad range of additional rare diseases. We believe that many other rare diseases would be good candidates for mRNA replacement therapy or siRNA-mediated gene silencing. Given that the delivery system will be similar across multiple programs, we anticipate that the costs and risks associated with developing new nucleic acid therapeutics for other orphan diseases will be greatly reduced. Efforts to prioritize rare liver diseases for progression to mRNA development programs are ongoing.

•

Drive existing collaborations and form new strategic collaborations that leverage our UNA and LUNAR technologies. We are in discussions with several biopharmaceutical firms to develop nucleic acid, gene editing and vaccine programs for various disease indications. We intend to pursue partnerships in order to accelerate the development and maximize the market potential of our UNA and LUNAR technology platforms. In particular, we intend to partner with larger biopharmaceutical companies that possess market know-how and marketing capabilities to complete the development and commercialization of nucleic acid therapeutics.

•

Identify new chemistries and intellectual property opportunities to expand Arcturus’ nucleic acid technology platform portfolio. Our team is working to discover and develop new nucleic acid chemistries that will complement its LUNAR and UNA technology platforms and strengthen our ability to develop novel nucleic acid therapeutic candidates for a range of unmet medical needs.

Our Competitive Strengths

We believe our proprietary UNA and LUNAR technologies, extensive intellectual property portfolio and experienced scientific team will enable us to advance our drug candidates and existing partnerships, and further partner our technology platform to expand future development and commercial opportunities.

Our competitive strengths include:

•

LUNAR delivery technology is not limited to a specific nucleic acid modality. Preclinical studies have shown that LUNAR delivery technology is compatible with different types of nucleic acids, from short double-stranded siRNAs, to long single-stranded mRNAs, to double-stranded DNA molecules. This means that we are not restricted in the types of nucleic acid medicines that we can develop.

•

LUNAR delivery technology is compatible with multiple routes of administration and can be targeted to diverse tissues and cell types. Preclinical studies in both rodents and non-human primates have shown that LUNAR can deliver nucleic acid compounds specifically to hepatocytes via intravenous injection. Additionally, preclinical studies in rodents have shown that LUNAR can deliver nucleic acid compounds to liver stellate cells via intravenous injection, muscle cells via intramuscular injection, retinal cells via subretinal injection, and lung cells via nebulization. This is a clear advantage over the N-acetylgalactosamine (“GalNAc”) delivery system that can deliver a single small nucleic acid molecule to hepatocytes. GalNAc technology is utilized by companies such as Ionis Pharmaceuticals, Inc., Alnylam Pharmaceuticals, Inc., Arrowhead Pharmaceuticals, Inc., Regulus Therapeutics Inc., Dicerna Pharmaceuticals, Inc. and Silence Therapeutics plc. This versatility in route of administration and cell type targeting, combined with the ability to use LUNAR delivery technology with many different types of nucleic acids, means that the platform can potentially be used to develop nucleic acid therapies for a range of different diseases.

•

LUNAR can deliver mixtures of different nucleic acids as one drug product. LUNAR can deliver mixtures containing multiple nucleic acids to target cells in vivo, as we previously demonstrated for a combination of three HBV-targeting siRNAs which was efficacious in multiple mouse models of HBV infection.

•

Ability to repeat dose. Multiple preclinical studies in rodents and non-human primates have shown no reduction in efficacy upon repeat dosing of LUNAR formulated siRNA or mRNA. We believe this indicates that LUNAR-delivered nucleic acids may not elicit antibody or cell-mediated immunity that can reduce potency upon repeat dosing.

•

Experienced team. Our team has extensive experience in the discovery and development of nucleic acid medicines, as well as experience and know-how in lipid-mediated delivery technology. This combination of in-house expertise uniquely positions us to develop novel nucleic acid development technologies and nucleic acid medicines.

•

Our intellectual property portfolio. The LUNAR and UNA technologies are wholly owned by us and covered by our patent portfolio of 140 patents and patent applications, issued in the United States, China, Europe, Japan and other countries. These intellectual property assets allow us to pursue nucleic acid therapeutic candidates and serve as a barrier-to-entry for competitors.

•

Ability to develop high barrier-to-entry products with rapid development of subsequent products with lower costs and risks. The properties of our proprietary technologies, outlined above, allow us to develop high barrier-to-entry nucleic acid medicines. The versatility of our two development platforms will allow us to develop subsequent products relatively quickly with less risk and lower costs.

Our nucleic acid technology platforms

To address the challenges of nucleic acid medicine delivery and improve safety and tolerability in vivo, we have developed two nucleic acid technology platforms. We believe that our LUNAR delivery platform and UNA oligomer technology can be used together or separately to create the next-generation of safe, effective nucleic acid medicines. These technologies are wholly-owned by us and covered by our patent portfolio of 140 patents and patent applications, issued in the United States, China, Europe, Japan and other countries.

Our LUNAR approach can be paired with multiple classes of nucleic acid medicine-based therapeutics, including mRNA, self-amplifying mRNA (or replicon), siRNA, microRNA, antisense oligonucleotides and other oligonucleotide therapeutic approaches. We can combine our technology with nucleic acids that encode for transmembrane proteins (such as transporters, GPCRs, and receptors), secreted proteins (such as hormones and antibodies), engineered nucleases (CRISPR and TALEN), engineered antigen receptors (CAR-T) and intracellular proteins (chaperones and enzymes). We are also evaluating the potential for LUNAR to deliver DNA-based vaccines and therapeutics.

Our nucleic acid delivery technology – LUNAR

We have designed our LUNAR delivery platform to address major challenges with nucleic acid medicine delivery, including transfection efficiency, adverse immune reactions and liver damage. See below for a graphic representation of our LUNAR formulation, where blue spheres represent polyethylene glycol (“PEG”) lipids and the orange, darker orange, and yellow spheres represent the proprietary Arcturus lipid excipient and other structural components (phospholipid and cholesterol).

Graphic of LUNAR

LUNAR formulations are a multi-component drug delivery system that utilizes a proprietary lipid, called ATX. The ATX lipid contains an ionizable amino head group and a biodegradable lipid backbone. The amino head group makes the ATX lipid pH-sensitive. At acidic pH, LUNAR lipids are positively charged, facilitating interaction with the negatively charged nucleic acid, enabling particle formation. At physiological pH (e.g., pH 7.4), LUNAR formulations are neutrally charged. This pH-sensitivity avoids the toxicity often seen with permanently charged cationic lipid-mediated delivery vectors. Upon uptake into a cell by endocytosis, the amino head group again becomes protonated, disrupting the endosome and releasing the nucleic acid payload into the cytosol.

To deliver a nucleic acid payload, the LUNAR particles associate with the cell membrane of target cells and quickly enter the cell via endocytosis, causing the cell membrane to invaginate and form an endosome. The LUNAR formulations then become entrapped in the endosomes and with increased acidity as the endosome ages, a pH-mediated disruption enables release of the nucleic acid payload following rapid biodegradation of the LUNAR components. Once release of the RNA into the cytosol occurs, the translational machinery can interact with the nucleic acid and processing and/or trafficking can then take place to make functional protein (schematic diagram below represents delivery of an mRNA payload).

LUNAR-mediated delivery of RNA into cells

The ATX lipid backbone is designed to be biodegradable. This prevents the lipids from accumulating inside the cell and causing toxicity. Ester groups in the ATX lipid backbone can be cleaved by esterases inside the cell once the nucleic acid payload has been released, and the resulting lipid fragments are quickly metabolized by the cell.

We have generated a library of over 150 proprietary ATX lipids. ATX lipids are rationally designed to fit the application and vary depending on the target cell type and route of administration. Formulation screening and optimization is performed for each program to determine the optimal ATX lipid and LUNAR composition. High encapsulation efficiency was observed when LUNAR was formulated with nucleic acids of 20 to 12,000 nucleotides in length (figure below, left) and particle size was within the acceptable range to maximize targeting and efficacy (figure below, right).

LUNAR compatibility with nucleic acids of various size

LUNAR can be optimized to deliver nucleic acids preferentially to different cell types in the liver after intravenous delivery.  When mice were treated with a single intravenous dose of two different LUNAR-siRNA formulations, significant target mRNA knockdown was observed in hepatocytes 72 hours post-treatment (figure below, left). Shown in green, the composition of a different LUNAR-siRNA formulation was modified to also achieve significant target mRNA knockdown in stellate cells, an important cell type for certain liver indications, such as NASH. The hepatocyte-targeting (formulation 1, red bars) was also used to formulate a green fluorescent protein (GFP) mRNA and mice were treated with a single intravenous dose (figure below, right). 24 hours later, GFP protein was seen throughout the liver, particularly in hepatocytes.

LUNAR formulations can be designed to target different cell types in the liver

To demonstrate efficacy of LUNAR-mRNA in a repeat-dose setting, non-human primates were treated once weekly for four weeks with LUNAR-encapsulated EPO mRNA (figure below). EPO protein expression levels were determined 6 hours following each treatment, and elevated serum EPO levels were maintained following each treatment.

Repeat dose efficacy in non-human primates

Proof-of concept studies were completed in mice to demonstrate LUNAR-mRNA use in oncology and infectious disease vaccine applications. Mice were treated at Day 0 (prime) and Day 21 (boost) via intramuscular delivery with 0.5 mg/kg LUNAR-encapsulated hemagglutinin mRNA (2 formulations; LUNAR 1 and LUNAR 2). At Day 35, serum titers were determined in a hemagglutination inhibition assay (figure below, left) and antigen-specific cytokine production was evaluated from CD8+ T-cells (figure below, right). With both formulations tested, titers between 103-104 were achieved and a significant increase in % of TNFα and IFNα expressing cells was observed.

Antigen-specific responses following IM delivery of LUNAR-mRNA in influenza vaccination mouse model

The safety and efficacy profile of first generation LUNAR 1.0 has been most extensively characterized in rodent and non-human primates, and its scalability for manufacturing has been demonstrated. Particle size and % RNA encapsulation were maintained in three separate 30 gram batches and in batch sizes from 50 milligrams to 30 grams (two figures below).

LUNAR Scalability

LUNAR Reproducibility

Our UNA oligomer chemistry

UNAs are RNA analogues in which the C2'-C3' bond of the ribose ring is absent (figure below). UNA chemistry technology can potentially be applied to multiple types of RNA medicines including mRNA, siRNA, microRNA and guide RNAs for gene editing. One or more UNAs can be positioned strategically along a nucleic acid strand to manipulate the chemical properties of the molecule.

RNA structure compared with UNA structure

UNAs can potentially improve the efficiency and specificity of siRNA-mediated protein suppression. siRNAs are short double-stranded RNA molecules. Once inside the cell, they become part of the RNA-induced silencing complex (“RISC”) and are split into two single siRNA strands. One of these strands stays with RISC and binds to any mRNA with a complementary sequence. If the wrong siRNA strand stays with RISC, it can bind to different mRNAs than the target mRNA and therefore inhibit translation of other proteins. This is an undesired off-target effect and is one of the major barriers to developing effective siRNA medicines. Incorporating a single UNA into siRNA molecules can make one of the strands preferentially bind to RISC improving specificity. Additionally, incorporation of UNA modifications can reduce susceptibility of the siRNA to nuclease degradation, improving the efficiency of siRNA-mediated protein suppression.

We own a comprehensive suite of UNA technology patents for therapeutic and reagent use, enabling us to operate freely and to independently pursue nucleic acid therapeutic candidates. We are also actively pursuing other novel chemistry technologies with the aim of overcoming the development and therapeutic challenges of nucleic acid medicines. Our goal is to expand our nucleic acid technology portfolio and strengthen our ability to develop safer and more effective nucleic acid therapeutic candidates.

INTERNAL DEVELOPMENT PROGRAMS

We are developing mRNA and siRNA therapeutic candidates to treat rare and global diseases through the following internal development programs.

LUNAR-OTC

Our most advanced research program addresses OTC deficiency, a life-threatening genetic disease that affects approximately 1 in 60,000 people. OTC deficiency is the most common urea cycle disorder. A lack of the OTC enzyme in liver cells results in high blood ammonia levels, called hyperammonemia. This causes neurotoxicity and can lead to seizures, coma and death in untreated patients. There is no cure for OTC deficiency. Current standard of care aims to manage symptoms and control blood ammonia levels.

Together with our development partner CureVac, we are developing an mRNA replacement therapy that enables OTC patients to make healthy functional OTC enzyme in their liver cells. Preclinical studies have shown that our proprietary LUNAR technology safely and effectively delivers nucleic acid to liver cells in animal models.

In preclinical proof of concept studies, we used our LUNAR platform to deliver target human OTC mRNA to the liver cells of a mouse model of OTC deficiency. This treatment induced the production of human OTC enzyme at normal/physiological levels in the liver cells of treated mice and normalized levels of two key clinical biomarkers: blood ammonia and urinary orotic acid.

Overview of OTC Deficiency

OTC deficiency is caused by mutations in the OTC gene which leads to a non-functional or deficient OTC enzyme. OTC is a critical enzyme in the urea cycle, which takes place in liver cells, and converts ammonia to urea. This conversion does not occur properly in patients with OTC deficiency and ammonia accumulates in their blood, acting as a neurotoxin and liver toxin. This can cause severe symptoms including vomiting, headaches, coma and death. OTC deficiency is an inherited disease that can cause developmental problems, seizures and death in newborn babies. It is an X-linked disorder, so is more common in boys. Patients with less severe symptoms may present later in life, as adults.

There is no cure for OTC deficiency, apart from liver transplant. However, this treatment comes with significant risk of complications such as organ rejection. Transplant recipients must take immunosuppressant drugs for the rest of their lives. Current standard of care for OTC patients is a low-protein diet and ammonia scavengers, such as Ravicti®, to try and prevent their bodies from accumulating ammonia. These treatments do not address the cause of the disease.

The LUNAR-OTC Solution

Patients with uncontrolled OTC deficiency have high levels of ammonia in their blood and orotic acid in their urine. Our preclinical proof of concept studies have shown that LUNAR-delivered human OTC mRNA can potentially reduce urinary orotic acid levels in a well-established mouse model of OTC deficiency: OTC-spf ash mice. These mice have elevated urinary orotic acid. Because they have a small amount of residual OTC enzyme activity, they are not hyperammonemic unless challenged with a high protein diet through inhibition of the residual OTC enzyme activity.

We treated OTC-spf ash mice with one intravenous dose of LUNAR-encapsulated human OTC mRNA (three lead candidate mRNA sequences tested at a low, middle, and high dose levels). As shown in the figure below, this single treatment significantly reduced urinary orotic acid levels for at least seven days post-treatment (n=4-6 animals per group).

Urinary orotic acid levels following single administration

Functional effects following repeat dosing of LUNAR-encapsulated human OTC mRNA in OTC-spf ash mice were then determined. OTC-spf ash mice were placed on a high-protein diet to induce hyperammonemia and treated with once weekly intravenous doses of LUNAR-encapsulated human OTC mRNA for 5 weeks at 0.3 and 1.0 mg/kg with a 2-week washout period.   As shown in the figure below, animals in the 1.0 mg/kg LUNAR-OTC treatment group were completely protected from lethality (n=10 animals per group).

Survival of OTC-deficient mice on high protein diet following weekly LUNAR-OTC treatment

LUNAR-CF

The LUNAR-CF program addresses cystic fibrosis, a progressive lung disease caused by mutations in the CFTR gene. We use our LUNAR platform to deliver normal CFTR mRNA into airway epithelial cells. This allows airway cells to produce functional CFTR protein using their native translational machinery and protein trafficking pathways.

This approach has the potential to treat the underlying defect that causes CF (dysfunctional or absent CFTR protein) in all such patients, regardless of mutation type.

Overview of CF

According to the National Institutes of Health, CF is the most common lethal genetic disease in the United States. Currently, more than 30,000 people are living with CF in the United States, 75,000 people worldwide, and approximately 1,000 people are newly diagnosed each year. There are 2,000 known mutations in the CFTR gene. These mutations affect the function of the CFTR protein. CFTR is an ion channel that controls chloride and sodium movement in-and-out of cells. When this channel is absent or dysfunctional, thick mucus can accumulate in airways and pancreatic ducts, which can cause coughing, chronic bacterial infections, inflammation, tissue scarring, digestive problems and other serious complications. The median age of death for a person with CF in the United States is 37 years, and the cause of death is usually lung damage.

There are currently no FDA-approved drugs that can treat all 2,000 CFTR mutations. The FDA has approved three CFTR modulator therapies, Kalydeco®, Orkambi® and Symdeko™, to treat fewer than 40 CF-causing mutations. These drugs do not treat the underlying genetic cause of CF, but instead assist the mutant CFTR protein to reach the cell membrane and/or increase ion channel gating, thus increasing functional activity. For patients with other mutations, antibiotics and mucolytics are the primary standards of care. Many of these patients ultimately suffer from decreased lung function and require lung transplant.

Our LUNAR-CF Solution

With the support of CFFT, we are developing an mRNA therapeutic to treat and prevent lung disease in CF patients. Our LUNAR-CF compound comprises normal CFTR mRNA encapsulated by LUNAR delivery technology. This approach is a form of protein replacement therapy as it enables lung cells to produce normal CFTR protein.

We have completed preclinical proof of concept studies, demonstrating that LUNAR is able to deliver a functional reporter mRNA efficiently into mouse lung epithelial cells and into primary lung epithelial cells in vivo (figure below). Six hours following intratracheal delivery of 0.1 mg/kg LUNAR-encapsulated green fluorescent protein (GFP) mRNA, GFP protein expression (shown in brown) is detected by immunohistochemistry in mouse lung epithelial cells of the primary bronchus and in bronchioles located in the upper and lower airways.

In vivo targeting to lung epithelial cells following treatment with LUNAR-reporter mRNA

Through optimization of the CFTR mRNA coding sequence and untranslated regions, we were also able to significantly improve CFTR expression and demonstrate enhanced channel activity in an in vitro model system. In CFBE cells transfected with a lead candidate CFTR mRNA sequence, protein expression was significantly increased and the duration of activity prolonged compared to a reference CFTR mRNA which is the natural coding sequence (figure below, left). When the Arcturus lead candidate CFTR mRNA was then transfected in FRT cells, a significant increase in transepithelial conductance was observed (figure below, right), indicating that the CFTR protein produced from the mRNA is functional. In this study, the same reference CFTR mRNA was included and minimal functional activity was observed, indicating significant improvement of Arcturus’ mRNA design compared to the natural sequence.

CFTR protein expression (left) and functional activity (right)

LUNAR-RLD

We aim to achieve functional correction of rare diseases using our proprietary LUNAR-delivered mRNA therapeutic candidates. The LUNAR-RLD program is an internal research program focused on target validation of multiple pipeline LUNAR-mRNA program candidates. To accomplish this goal, we have prioritized a list of rare liver diseases. All have significant unmet medical needs and few treatment options are available to patients. Arcturus will use its LUNAR delivery platform to deliver normal mRNA into target cells of interest, allowing these cells to produce functional protein using their native translational machinery and protein trafficking pathways.

COLLABORATION AGREEMENTS

Arcturus has a number of externally funded development partnerships. We are collaborating with Janssen to develop nucleic acid-based candidates for HBV and potentially other infectious or respiratory diseases, with SGI to enable their self-replicating RNA technology for animal and human vaccines and therapeutics, with Takeda to develop nucleic acid therapeutic candidates for NASH and other gastrointestinal disorders, with Ultragenyx to develop mRNA therapeutic candidates for rare disease targets and with CureVac to develop mRNA therapeutic and vaccine candidates for various indications. We have also received funding from CFFT to support our LUNAR-CF development program, which is described above.

Janssen Agreement

On October 18, 2017, we entered into a new Research Collaboration and License Agreement (“Janssen Agreement”) with Janssen that took a different approach to treat HBV. Under the Janssen Agreement, we and Janssen will use commercially reasonable efforts to create therapeutics intended to treat Hepatitis B, and at Janssen’s option, other infectious or respiratory disease viruses. The parties will jointly own all patent rights covering inventions that are made jointly by employees, agents or subcontractors of both parties under the collaboration agreement.

Both parties will carry out their respective research obligations pursuant to applicable joint research plan(s). Janssen may select certain therapeutics in the field for further development by the parties under a joint research plan subject to the terms of the Janssen Agreement. Following the development efforts, if Janssen selects a development candidate, the compound comprising the candidate and the pharmaceutical product (if any) containing such compound are subject to an exclusive license to Janssen from us (which exclusivity is even as to us). In addition, we will not engage in certain research, commercialization or licensing activities or solicit counterparties to engage in such activities that negatively impact the programs conducted pursuant to the Janssen agreement. The exclusivity restrictions and related limitations on subsequent activities impacting the program does not extend to certain of our activities and agreements, and, subject to certain conditions, pre-existing or subsequently acquired programs of an acquirer of Arcturus.

The Janssen Agreement provides that Janssen will use commercially reasonable efforts to develop pharmaceutical products comprised of development candidate-compounds, obtain certain regulatory approvals and commercialize such products. With respect to rights in infectious and respiratory diseases, Janssen also has an option to have developed and license therapeutics for such infectious and respiratory disease viruses, provided that we may collaborate with third parties and license any rights in the option disease areas to third parties so long as Janssen has not exercised its option rights to products in the therapeutic area. Under the collaboration agreement, both parties also grant each other certain non-exclusive, royalty-free licenses.

Under the collaboration, Janssen paid us an up-front fee in the mid $5 million to $10 million range. On a development candidate-by-development candidate basis, Janssen will pay us certain development milestone payments of up to $56.5 million for each of the first two products in HBV and in each option indication for which Janssen exercises an option. In addition, Janssen will pay us aggregate payments in the $20 million to $40 million range, depending on net sales volume, in annual net sales milestone payments on a research program-by-research-program basis for the first calendar year in which such net sales milestone levels have been met. Janssen will also pay option exercise fees within the $1 to $5 million range, depending on timing of the election to include either of the option fields. In addition, Janssen will pay royalties on annual net sales of licensed products in the low to mid-single digits range, subject to reduction on a country-by-country and licensed-product-by-licensed-product basis and subject to certain events, such as expiration of program patents.

The Janssen Agreement will terminate when no further royalty payments on any licensed products are payable. Janssen may terminate the Janssen Agreement at any time on a licensed product-by-licensed product and country-by-country basis, or in its entirety, in each case upon 60 days’ written notice.

SGI Agreement

On October 24, 2017, we entered into a Research and Exclusive License Agreement with Synthetic Genomics, Inc. (the “Synthetic Genomics Agreement”). Under the Synthetic Genomics Agreement, we will use commercially reasonable efforts to carry out research relating to lipid-mediated delivery (“LMD”) for specifically agreed research programs.

We granted Synthetic Genomics an exclusive, worldwide license, under our intellectual property related to LMD, to research, develop, manufacture and commercialize (including, without limitation LUNAR products) for vaccine and human therapeutic self-amplifying RNA products but expressly excluding diagnosis, prophylaxis and treatment of respiratory disease viruses other than influenza.

Each party retains ownership rights over intellectual property invented jointly by Synthetic Genomics and us (with inventorship determined by U.S. patent law). Under the Synthetic Genomics Agreement, we own all LUNAR product manufacturing process and process technology within any jointly invented program intellectual property (pursuant to an assignment by Synthetic Genomics of its interest in the joint intellectual property). Synthetic Genomics owns all other intellectual property conceived by or for us or jointly invented in performing any research plan that is not expressly assigned to us. Synthetic Genomics will pay us a percentage of all cash payments received from any sublicense for a LUNAR product, in the mid 10% to 20% range, less payments made to third parties to obtain the right to practice intellectual property used to develop or necessary to make, use, or sell all or part of licensed LUNAR product (which reduction may not exceed 50% of the aggregate amount paid to us with respect to a specific LUNAR product for any calendar quarter).

If Synthetic Genomics enters into a LUNAR contemplated research agreement with a third party, does not develop a LUNAR product with such third party, but subsequently licenses non-LUNAR products to and develops non-LUNAR products with such third party, then Synthetic Genomics will pay us a percentage of the consideration received for such non-LUNAR product in the 5% to 10% range. In the event that Synthetic Genomics desires to sell LUNAR products for which it obtains marketing approval, the Synthetic Genomics Agreement provides that we and Synthetic Genomics will negotiate in good faith with respect to that specific product opportunity.

Under the Synthetic Genomics Agreement, in order to maintain exclusive rights, Synthetic Genomics must achieve certain specified milestones or pay us annual exclusivity maintenance fees.

Unless earlier terminated, the Synthetic Genomics Agreement continues in full force and effect until the expiration, abandonment, or termination of the last valid claim of a patent within the licensed intellectual property, provided that, the agreement will terminate on the seventh anniversary of the effective date if the agreement becomes non-exclusive and neither Synthetic Genomics nor its sublicensee have achieved specified preclinical milestones within designated time periods. In addition, Synthetic Genomics has the right to terminate the agreement for convenience on ninety (90) days’ written notice.

Takeda Agreement

On December 6, 2016, we entered into a Research Agreement with Millennium Pharmaceuticals, Inc, a wholly-owned subsidiary of Takeda (collectively, “Takeda”), as amended December 21, 2017 (the “Takeda Agreement”). Under the Takeda Agreement, we and Takeda are conducting a research program (“Research Program”) to discover siRNA medicine(s) for the treatment of Nonalcoholic Steatohepatitis (“NASH”). We will develop siRNA compounds formulated in LUNAR lipid-mediated delivery technology for in vivo studies.

The Takeda Agreement provides that for the (unless terminated or extended) research program term ending December 20, 2018 (“Research Term”), Takeda receives a non-exclusive and worldwide license, with a right to sub-license, our technology for the purpose of conducting the research program. We have further agreed, for a period of two years after the Research Term, not to engage in any research or development activities for which LUNAR and UNA oligomers are used against the same target as the Research Program. The Takeda Agreement further provides that if Takeda requests additional targets to be added to the Research Program, the parties will negotiate in good faith to amend the Takeda Agreement with respect to such targets.

During the Research Term, Takeda will fund our costs for the Research Program and pay milestone payments upon the achievement of specified events (which payments are in the low six-digit range). Further, pursuant to the Takeda Agreement amendment, Takeda agreed to additional fixed payments to support additional studies under the Research Program.

Under the Takeda Agreement, Research Program results specifically related to improvements to LUNAR or UNA oligomers are owned by Arcturus, while all other Research Program results are owned by Takeda. Takeda has an option to negotiate with Arcturus to obtain a non-exclusive, sub-licensable worldwide license to use our background technology and our owned Research Program results for the purposes of exploiting the Takeda-owned Research Program results.

The Takeda Agreement remains in effect until Takeda no longer has payment obligations to us for research milestones. Takeda may terminate the Takeda Agreement upon sixty days written notice.

Ultragenyx Agreement

On October 26, 2015, we and Ultragenyx Pharmaceutical Inc. entered into a Research Collaboration and License Agreement, as amended October 17, 2017 and April 20, 2018 (the “Ultragenyx Agreement”). Ultragenyx initially selected two development targets, including Glycogen Storage Disease III, and the parties agreed to a list of eight additional reserved targets related to rare diseases for which Ultragenyx has the exclusive right to evaluate for collaborative development. During the reserved target exclusivity period Ultragenyx may substitute a reserved target for a selected target, and/or exercise an expansion option by payment to us, whereby a reserved target will be deemed an additional target (and will preclude an additional reserved target in place of the converted reserved target). Further, during the reserved target exclusivity period, Ultragenyx may replace a reserved target with a proposed new target, subject to certain conditions including availability of such new target.

Under the Ultragenyx Agreement, during the development target exclusivity period, we have agreed to exclusivity with respect to any product containing mRNA (including modified mRNA) or UNA oligomer with respect to each development target, including prohibitions on our activities with third parties with respect to any development target. The exclusivity period ends on the earlier of (i) the date such development target becomes a discontinued target or (ii) termination of the Ultragenyx Agreement with respect to such development target. On a development-target-by-development-target basis, during the corresponding development target exclusivity period, Ultragenyx receives an exclusive right of first negotiation to obtain an exclusive license to exploit RNA products that do not contain mRNA (including modified mRNA) or UNA oligomer. Following the development target right of first negotiation period, if the parties have not entered into an agreement during a specified time period, the rights of Ultragenyx terminate and we may grant a license or enter into a third-party arrangement with respect to such development target.

The Ultragenyx Agreement additionally provides for limitations on our activities with third parties utilizing LUNAR lipid-mediated delivery technology with respect to a development target for a specified period of time. During the reserved target exclusivity period, we have agreed to exclusivity with respect to any product containing mRNA, including modified mRNA, or UNA oligomer with respect to such reserved target, and will first offer Ultragenyx a right of first negotiation for any other RNA product or a product utilizing the LUNAR delivery technology with respect to such reserved target. The reserved target restrictions terminate upon expiration of the reserved target exclusivity period for each target, which may be extended on a reserved target-by-reserved target basis upon payment of an exclusivity extension fee.

On a reserved target-by-reserved target basis, following the target exclusivity period, Ultragenyx receives an exclusive right of first negotiation to obtain an exclusive license to exploit RNA products with respect to such reserved target. Following the reserved target right of first negotiation period, if the parties have not entered into an agreement during a specified time period, the rights of Ultragenyx terminate and we may grant a license or enter into a third-party arrangement with respect to such reserved target.

Under the Ultragenyx Agreement, Ultragenyx receives a co-exclusive, royalty-free, sublicenseable license under our technology and collaboration technology to conduct collaborative development of development targets, compounds and products. The license remains in effect for a specified option period based upon development plan milestones being achieved with respect to development targets and reserved targets and compounds and products with respect to such development targets and reserved targets. If Ultragenyx exercises its option with respect to a development target and the parties enter into a license agreement, Ultragenyx receives an exclusive (even as to us), royalty bearing, sublicenseable (subject to certain limitations), license under our technology and collaboration technology to exploit compound and products with respect to such development target.

For development and reserved targets that revert to us, we will pay Ultragenyx royalties on net sales of discontinued target on a country-by-country basis, until the expiration of the last valid claim or the product-specific patents or patent rights licensed by Ultragenyx to us covering such discontinued targets. Such royalties depend on the state of development of the corresponding discontinued target, set in the low to mid-single digits range.

Ultragenyx paid us an upfront fee of $10 million. We are entitled to certain additional payments upon exercise of the Ultragenyx expansion option and/or exclusivity extension (if any), and for costs incurred by us in conducting the activities assigned to us under each collaboration development plan. In addition, on a development target-by-development target basis, Ultragenyx will pay us a one-time milestone payment after the first optimized lead designation for the first product with respect of such development target. For each development target for which Ultragenyx exercises its option, Ultragenyx will pay us a one-time option exercise fee based upon on the total number of development targets for which option exercises have been made by Ultragenyx. The option exercise fee is subject to reduction if a development target does not, for example, utilize RNA delivery technology covered by our patent. Ultragenyx will also pay us certain milestone payments in the maximum amount of $49 million per development target with respect to clinical/regulatory development, and a maximum amount of $90 million per development target with respect to commercialization, in each case subject to reduction if such product does not utilize RNA delivered technology covered by our patent. Ultragenyx will pay royalties as a percentage of net sales on a product-by-product and country-by-country basis during the applicable royalty term up to 10%.

The Ultragenyx Agreement provides that each party owns their respective collaboration know-how and collaboration patents and jointly own all joint collaboration know-how and joint collaboration patents, provided that Ultragenyx owns all right, title and interest in and to all collaboration technology that specifically relates to (a) the composition or formulation of a particular compound or product, or (b) any method of using, making or administering a particular compound or product. Further, we will own all improvements to LUNAR lipid-mediated delivery technology and/or UNA oligomer chemistry.

The Ultragenyx Agreement expires on the last-to-expire royalty term for the last product on a development target-by-development target basis, unless earlier terminated. Upon expiration with respect to a particular development target, the licenses to Arcturus know-how granted to Ultragenyx to exploit products with respect to such development target will be fully paid-up, irrevocable and exclusive. On a target-by-target basis, Ultragenyx has the right to terminate for convenience with respect to such target upon 60 days written notice.

CureVac Agreements

Development and Option Agreement

On January 1, 2018, we entered into a Development and Option Agreement with CureVac, as amended May 3, 2018 (“CureVac,” and such agreement, the “Development Agreement”). Under the terms of the Development Agreement, the parties have agreed to conduct joint preclinical development programs on the basis of which CureVac is granted an option for taking several licenses on pre-agreed license terms to develop and commercialize certain products incorporating our patents and know-how related to delivery systems based on or incorporating lipid-mediated delivery systems (including the LUNAR® platform) (the “Arcturus LMD Technology”), and CureVac patents and know-how related to mRNA technology. Under the terms of the Development Agreement, we granted to CureVac a worldwide, non-exclusive license to use the our LMD Technology, including the right to grant sublicenses, for the purpose of conducting research and preclinical development activities, subject to certain limitations. In addition, CureVac granted to us a worldwide, non-exclusive license under its mRNA technology, solely to the extent necessary to execute the activities contemplated by the agreement. Subject to certain restrictions, the parties will have an undivided one-half interest in the patents and know-how developed jointly by the parties during the course of the agreement. Pursuant to the May 3, 2018 amendment, we granted CureVac a security interest in certain of our intellectual property.

In consideration for the rights granted under the agreement, we received an upfront fee from CureVac. Each development program will be subject to the terms of a work plan under which the parties will use diligent efforts to develop defined products. CureVac may designate certain targets as reserved targets, subject to certain pre-existing restrictions. CureVac has options to obtain licenses from us for a pre-defined number of targets to use our LMD Technology for the development and commercialization of products. To the extent a reserved target is only available on a nonexclusive basis, CureVac may elect to enter into a non-exclusive license agreement. Such licenses shall be obtained under separate, pre-negotiated forms of license agreements to be entered into by the parties upon exercise of the option(s). If CureVac exercises its option under the agreement, it will be required to pay us an option exercise fee for an exclusive license – or non-exclusive license, as applicable – based on whether the target is a rare disease target or non-rare disease targets. Pursuant to the form of exclusive license agreement, if CureVac achieves all development and commercialization milestones with respect to the licensed product subject to an option, CureVac will be required to pay certain development and regulatory approval milestones depending on whether the target is a rare disease target or non-rare disease target. CureVac will also be required to pay us low single-digit royalties on the net sales of each product falling under a license agreement on a country-by-country and product-by-product basis. Such royalties are subject to reduction for third party payments with respect to licensed products or if there is no valid claim under the licensed patents, but may not fall below a specified percentage if the licensed product during the royalty term is not covered by a licensed claim. Further, if within 24 months after the license agreement effective date, CureVac grants a sublicense to a third party under the license agreement for the development and commercialization of licensed products, then CureVac will pay us a single-digit percentage of the total sublicense income actually received by CureVac to the extent the sublicense income exceeds the option exercise fee paid by CureVac under the Development Agreement to exercise the option for this license agreement and the milestone payments paid by CureVac under this license agreement. The fees, milestones and royalty payments for a non-exclusive license are fifty percent (50%) of the corresponding payments for an exclusive license.

The Development Agreement has an initial term of eight years unless earlier terminated or extended in accordance with its terms. Within 60 days prior to the expiration of the initial term, CureVac has the option to extend the initial term of the agreement on an annual basis for up to a total of three successive years upon payment to us of an annual non-refundable extension fee. CureVac has the right to terminate the agreement in full or on a program-by-program basis (i) in the event of material breach by us that is not cured within the cure period specified in the agreement, (ii) in the event of a change in control of Arcturus or (iii) without cause upon 60 days’ notice to us. We have the right to terminate the agreement upon material breach by CureVac that is not cured within the period specified by the agreement. Upon termination, all licenses granted under the agreement will terminate, but any license agreement entered into pursuant to any option exercise will remain in effect.

Co-Development and Co-Commercialization Agreement

Concurrently with the Development Agreement, we entered into a Co-Development and Co-Commercialization Agreement with CureVac (the “Co-Development Agreement”). Under the terms of the agreement, the parties will collaborate to develop and commercialize mRNA-based products for treating ornithine transcarbamylase (“OTC”) deficiency, incorporating CureVac mRNA technology, our mRNA technology and our LMD Technology (“OTC Products”). The overall collaboration will be managed by a joint steering committee. The parties also have the option to co-develop two mRNA programs for CureVac and one mRNA program for us, including targets for such programs selected from the reserved target list established under the Development Agreement.

The Co-Development Agreement includes an OTC preclinical development plan specifying the activities of the respective parties. Following selection as a development candidate by the steering committee, the steering committee will submit a clinical development plan to the parties outlining a comprehensive clinical development plan and budget and respective activities of the parties for each such OTC Product. In any event, we will have the primary responsibility to conduct the development activities under the OTC clinical development plan.

Under the Co-Development Agreement, CureVac has one option to co-develop and share operating profit and loss for a product using our mRNA technology and our LMD Technology (“Arcturus Product”). If CureVac exercises its option, CureVac will be responsible for 50% of our preclinical program costs for development prior to option exercise, and thereafter the parties will share costs equally. The Co-Development Agreement further provides for two options to us to co-develop and share operating profit and loss for two products using CureVac mRNA technology and our LMD Technology (each, a “CureVac Product”). If we exercise our option, we will be responsible for 50% of CureVac’s preclinical program costs for development prior to option exercise and thereafter the parties will share costs equally. For each CureVac Product and Arcturus Product, the steering committee is responsible for preparing and submitting to the parties for approval a clinical development plan and budget for a co-developed product. For each OTC Product, Arcturus Product or CureVac Product, a party may elect to not pay a continuing share of its further development costs at specified decision points and upon such election, the applicable product will result in royalties being paid to the non-participating party at rates in a range of 5% to 25% dependent on the time of election not to participate. The royalty rate has been agreed upon by the parties for the OTC Product, and the parties will agree in good faith on royalty rates for the other products.

The Co-Development Agreement provides for respective licenses to applicable technology of a party to enable the other party (i) develop mRNA constructs and products in accordance with the development plans on a non-exclusive, royalty-free basis; (ii) commercialize co-developed CureVac Products on an exclusive profit sharing or royalty bearing basis depending on the commercialization or opt-out as set forth in the agreement; and (iii) a non-exclusive, royalty-free right to manufacture mRNA constructs included in the products subject to the development plans. Subject to certain restrictions, each party also has the right to grant sublicenses of its rights with respect to each such OTC Product, Arcturus Product or CureVac Product. Under the terms of the agreement, we have the primary responsibility for all aspects of the commercialization of OTC Products and Arcturus Products, and CureVac has the primary responsibility for all aspects of the commercialization of co-developed CureVac Products, in each case subject to a plan of commercialization agreed upon by the parties.

The parties shall use diligent effort to conduct all manufacturing activities allocated to such party under the development plans and the commercialization plans established under the agreement. The manufacture of the mRNA constructs and the products shall be overseen by the steering committee. CureVac shall manufacture all mRNA constructs in the products for use in development activities under the development plans and for commercial use, with the parties entering into preclinical and clinical supply agreements for the mRNA constructs. We shall manufacture and supply all products using mRNA constructs from CureVac for use in development activities under the development plans and for commercial use, with the parties entering into preclinical and clinical supply agreements for the products.

Unless earlier terminated, the Co-Development Agreement shall continue in full force and effect on a product-by-product and country-by-country basis until the commercialization party no longer sells product in such country, or with respect to opt-out products, the expiration of the royalty term for such product in accordance with the terms of the agreement. The agreement may be earlier terminated (i) by either party for convenience upon 180 days written notice, (ii) by either party in the event of material breach, if the breaching party has not cured such breach in the applicable cure period, or (iii) by either party in the event a party commences legal action against another challenging the scope of the non-challenging party’s patents.

OTHER MATERIAL AGREEMENTS

The Company has certain other material agreements which includes the Protiva Agreement and CFFT Agreement which are discussed below.

Protiva Agreement

On August 9, 2013, Marina Biotech, Inc. (“Marina”) assigned certain intellectual property, including patents, inventions and patent-related information related to UNA oligonucleotide therapeutics to us pursuant to a Patent Assignment and License Agreement, as well as Marina’s rights and obligations under a License Agreement with Protiva Biotherapeutics Inc. (“Protiva”), a wholly-owned subsidiary of Arbutus Biopharma Corporation, dated November 28, 2012 (the “Protiva Agreement”). The intellectual property licensed from Marina and Protiva is a significant component of our UNA oligomer chemistry platform. As partial consideration for the assignment from Marina, we granted Marina a royalty-free, fully-paid, irrevocable, worldwide, non-exclusive license to use the inventions, ideas and information embodied in the assigned patents to develop, make, use and sell chemical compounds intended for human and animal therapeutic uses (including certain rights to sublicense in connection with continuing research, development and/or commercialization). We also paid an upfront fee to Marina, and agreed to maintain the assigned patents in certain countries.

Under the assigned Protiva Agreement, we granted Protiva a non-exclusive, irrevocable, perpetual, worldwide license with certain rights to sublicense (in connection with continuing research, development and/or commercialization) to exploit our patents, know-how and inventions relating to our technology for purposes of the development of human therapeutics. Protiva will pay us milestone payments with an aggregate value of up to $3.25 million for each Protiva product directed to a specific gene target, upon achievement of certain development milestones with respect to each such product and target. If instead Protiva sublicenses the commercialization rights for a Protiva product, then Protiva will pay us a percentage of sublicense revenues paid to Protiva by such sublicensee, depending on the development stage of such Protiva product at the time of sublicense. In addition, Protiva will pay us royalties on net sales of Protiva products during the royalty term depending on the type of product, on a country-by-country basis. For licensed Protiva products, royalties will be paid in the low single digit range on net sales for such product, subject to reduction on net sales for such product in the event there is no patent coverage or generic products are introduced with respect to such Protiva product. A royalty reduction for a Protiva product will also apply if Protiva is required to license third party intellectual property to commercialize such product, subject to a floor for such reductions.

The Protiva Agreement term, for a particular Protiva product in a particular country, will expire (on a country-by-country basis) upon the earlier of (i) the expiration of the royalty term for such Protiva product in such country or (ii) the end of the calendar quarter in which sales in such country of generic products exceed a certain amount compared to sales of Protiva products in such country. The Protiva Agreement will expire in its entirety upon expiration of the last royalty term for any of our patents with respect to which Protiva has a license under the Protiva Agreement, unless earlier terminated. Protiva may terminate the Protiva Agreement for convenience in its entirety, or for a particular country or countries, upon ninety days’ prior written notice to Arcturus.

CFFT Agreement

On May 16, 2017, CFFT awarded us with funds for a development program to identify lead CFTR mRNA sequences and LUNAR formulations, demonstrate tolerability of LUNAR CFTR mRNA, and demonstrate translatability of aerosolized LUNAR (the “CFFT Agreement”). The award of approximately $3.1 million will be received according to a milestone schedule and unused funds will be retained by CFFT. We will use commercially reasonable efforts to conduct the development program, and after the completion of a development program, we will use commercially reasonable efforts to continue to develop the product. The award includes a grant of rights under CFFT know-how to assist us to research, develop, commercialize, make or otherwise exploit a product.

If the award results in a successful product, we will pay CFFT a specified payment amount in installments following commercialization based on a formula that is a single-digit multiple of the total award amount, plus a payment equal to the awarded payments, after aggregate net sales of the product exceed certain thresholds. Further, in the event of a license, sale or other transfer of the product or our development program technology (including a change of control transaction), we will pay CFFT a percentage of such transfer payments actually received by us or our shareholders (subject to a royalty cap).

CFFT has an interruption license right under the CFFT Agreement so that if we fail to use commercially reasonable efforts to develop a product for a certain time period before the first commercial sale of the product, CFFT may, upon written notice of such interruption to us and our failure to effectively deny such interruption or cure such interruption as set forth in the CFFT Agreement, exercise certain rights pursuant to procedures set forth in the CFFT Agreement. CFFT’s interruption license rights include, in certain cases, payments from us to CFFT, or the grant of an exclusive (even as to us), worldwide license to CFFT under our development program technology solely to the extent necessary to manufacture, have manufactured, license, use, sell, offer to sell, and support the product in the field of treatment of cystic fibrosis and other pulmonary diseases.

All inventions, data, know-how, information, results, analyses and other intellectual property rights resulting from the development program will be owned by us, and subject to certain exceptions, CFFT assigns and transfers to us all of CFFT’s right, title, and interest in and to all inventions and other intellectual property resulting from the development program.

Either party may terminate the CFFT Agreement for cause (e.g., material breach by the other party of its covenants or obligations).

INTELLECTUAL PROPERTY

Our business success depends in part on our ability to obtain and maintain intellectual property protection for our proprietary technologies, inventions and know-how, and on its ability to operate without infringing on the proprietary rights of others. We strive to protect our intellectual property through a combination of patents, trademarks, trade secrets, licensing agreements and confidentiality agreements with employees, advisors, consultants and contractors.

We rely on continuing technological innovation to strengthen our proprietary position in the field of nucleic acid medicines. Therefore, we plan to continue to file patent applications in jurisdictions around the world as we discover and develops novel nucleic acid technology platforms and novel nucleic acid therapeutic candidates. We cannot guarantee that future applications will be issued.

Our Patent Portfolio

As of April 1, 2018, we are the sole owner of 140 patents and pending patent applications including 16 U.S. patents, 25 pending U.S. patent applications, 40 foreign patents and 59 pending foreign patent applications. The claims of these patents and pending applications include compositions of matter, methods of use and drug product formulations. These claims cover the use of our core platform technologies including the use of LUNAR and lipid components to deliver nucleic acid, the use of UNA oligomers for therapeutics and reagents, and the use of LNA oligomers for therapeutics. Claims also cover the composition of matter and use of our therapeutic candidates to treat target diseases including HBV and NASH. Our issued patents are expected to expire between 2028 and 2036, without taking into account any possible patent term extensions.

Our patent portfolio includes the following patents and pending patent applications for LUNAR, UNA and LNA:

•

LUNAR – As of April 1, 2018, we own 8 U.S. patents, 12 U.S. pending patent applications and 25 foreign pending patent applications covering the composition of matter and use of our LUNAR technology for nucleic acid delivery and drug delivery.

•

UNA, mRNA and LNA – As of April 1, 2018, we own 8 U.S. patents, 13 U.S. pending patent applications, 40 foreign patents and 34 foreign pending patent applications covering methods and uses of LNA, UNA oligomer and mRNA therapeutics, and compositions of UNA oligomers or mRNA to treat specific target diseases.

Patent Terms

The term of individual patents depends on the countries in which they are obtained. The patent term is 20 years from the earliest date of filing a non-provisional patent application in most of the countries in which we file.

Under the Drug Price Competition and Patent Term Restoration Act (also known as the Hatch-Waxman Act), U.S. patent holders can apply for a patent term extension to compensate for the patent term lost during the FDA regulatory review process. Patent extension is only available for patents covering FDA-approved drugs. The extension can be up to five years beyond the original expiration date of the patent and cannot extend a patent term for longer than 14 years from the date of product approval. Only one patent extension is granted per approved drug. Similar provisions may be available in foreign jurisdictions including Europe. Arcturus intends to apply for patent term extensions where possible.

We also rely on trade secrets to protect our product candidates. Our commercial success also depends in part on our non-infringement of the patents or proprietary rights of third parties. For a more comprehensive discussion of the risks related to our intellectual property, please see Item 3.D. “Risk Factors” – “Risks Related to Our Intellectual Property.”

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

COMPETITION

We believe that our scientific knowledge and expertise in nucleic acid-based therapies provide us with competitive advantages over the various companies and other entities that are attempting to develop similar treatments. However, we face competition at the technology platform and therapeutic indication levels from both large and small biopharmaceutical companies, academic institutions, governmental agencies and public and private research institutions. Many of our competitors have significantly greater financial resources and expertise in research and development, manufacturing, preclinical testing, conducting clinical trials, obtaining regulatory approvals and marketing approved products than we do. These competitors also compete with us in recruiting and retaining qualified scientific and management personnel and establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies complementary to, or necessary for, our programs.

Our success will be based in part upon our ability to identify, develop and manage a portfolio of drugs that are safer and more effective than competing products in the treatment of our targeted patients. Our commercial opportunity could be reduced or eliminated if our competitors develop and commercialize products that are safer, more effective, are more convenient or are less expensive than any products we may develop.

We are aware of several other companies that are working to develop nucleic acid medicines, including gene therapy, gene editing, mRNA, siRNA, and antisense therapeutics. Many of these companies, such as the newly formed Genevant, are also developing nucleic acid delivery platforms which compete with LUNAR technology.

Companies currently developing mRNA therapeutics for prophylactic vaccines, cancer vaccines, or mRNA replacement therapy for rare genetic diseases include Moderna Therapeutics, Translate Bio, Ethris GmbH, CureVac GmbH, BioNTech, and eTheRNA. Translate Bio is developing mRNA replacement therapies for cystic fibrosis and OTC deficiency which are in preclinical or early clinical development, and which directly compete with our LUNAR-OTC and LUNAR-CF programs. Ethris is in preclinical development of ETH-CFTR, a mRNA replacement therapy for cystic fibrosis. A number of companies are developing viral vector or DNA-based approaches to gene delivery for rare liver diseases, including Ultragenyx Pharmaceutical, REGENXBIO, Inc., uniQure, Vivet Therapeutics, LogicBio Therapeutics, Touchlight Genetics Ltd., Generation Bio, and Audentes Therapeutics. Ultragenyx is developing a gene therapy product for OTC deficiency which is in early clinical trials.

Companies developing siRNA therapeutics include Arbutus Biopharma, Arrowhead Pharmaceuticals, Inc, Quark Pharmaceuticals, Inc., Silence Therapeutics plc, Nitto Denko, Dicerna Pharmaceuticals, Inc., and Alnylam Pharmaceuticals, Inc.  Antisense therapeutics are also in development by Ionis Pharmaceuticals, Roche Pharma, WAVE Life Sciences, Celgene Corporation, Akcea Therapeutics, Inc., Antisense Therapeutics, Ltd., ProQR, and Sarepta Therapeutics, Inc. Both Ionis Pharmaceuticals and ProQR are developing antisense therapies for cystic fibrosis which compete with our LUNAR-CF program.

In addition, to the companies mentioned above, several companies are developing non-nucleic acid therapies for OTC deficiency which are competitors to our LUNAR-OTC program. For example, Synlogic’s SYNB1020 product is treating urea cycle disorders, including OTC deficiency, by introducing engineered probiotic bacteria to the gut. Promethera’s Heparesc product involves infusion of their HepaStem, liver-derived stem cells into urea cycle disorder patients to restore normal enzyme function. For cystic fibrosis, many companies are pursuing small molecule therapies designed to increase CFTR function, targeted to different patient populations, which could compete with our LUNAR-CF program. These include Vertex Pharmaceuticals, Proteostasis Therapeutics, Inc., Novartis and Galapagos.

The competitive landscape continues to expand and we expect that additional companies will initiate programs focused on the development of nucleic acid therapeutic products using the approaches described above as well as potentially new approaches that may result in the more rapid development of nucleic acid therapeutics or more effective technologies for nucleic acid drug development or delivery.

MANUFACTURING AND SUPPLY

To date, we have manufactured only limited quantities of drug substance for use in research activities. We have contracted with several third-party contract manufacturing organizations, or CMOs, for the supply of drug substance and finished product to meet our testing needs for preclinical toxicology and clinical testing. We expect to continue to rely on third-party CMOs for the supply of drug substance and drug product for our product candidates for at least the next several years, including to support the launch of our first commercial products.

PRODUCT APPROVAL AND GOVERNMENT REGULATION

Government authorities in the United States, at the federal, state and local level, and other countries extensively regulate, among other things, the research, development, testing, manufacture, quality control, approval, labeling, packaging, storage, record-keeping, promotion, advertising, distribution, post-approval monitoring and reporting, marketing and export and import of products such as those we are developing. Any product candidate that we develop must be approved by the FDA before it may be legally marketed in the United States and by the appropriate foreign regulatory agency before it may be legally marketed in foreign countries.

U.S. drug development process

In the United States, the FDA regulates drugs under the Federal Food, Drug and Cosmetic Act, or FDCA, and implementing regulations. Drugs are also subject to other federal, state and local statutes and regulations. The process of obtaining regulatory approvals and the subsequent compliance with appropriate federal, state, local and foreign statutes and regulations require the expenditure of substantial time and financial resources. Failure to comply with the applicable U.S. requirements at any time during the product development process, approval process or after approval, may subject an applicant to administrative or judicial civil or criminal sanctions. FDA sanctions could include refusal to approve pending applications, withdrawal of an approval, clinical hold, warning letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, refusals of government contracts, debarment, restitution, disgorgement or civil or criminal penalties. Any agency or judicial enforcement action could have a material adverse effect on us. The process required by the FDA before a drug may be marketed in the United States generally involves the following:

•	completion of nonclinical laboratory tests, animal studies and formulation studies according to good laboratory practices, or GLP, or other applicable regulations;
•	submission to the FDA of an application for an IND, which must become effective before human clinical trials may begin;
•

performance of adequate and well-controlled human clinical trials according to the FDA’s regulations commonly referred to as current good clinical practices, or GCPs, to establish the safety and efficacy of the proposed drug for its intended use;

•	submission to the FDA of an NDA for a new drug;
•

satisfactory completion of an FDA inspection of the manufacturing facility or facilities where the drug is produced to assess compliance with the FDA’s current good manufacturing practice standards, or cGMP, to assure that the facilities, methods and controls are adequate to preserve the drug’s identity, strength, quality and purity;

•	potential FDA audit of the nonclinical and clinical trial sites that generated the data in support of the NDA; and
•	FDA review and approval of the NDA.

The lengthy process of seeking required approvals and the continuing need for compliance with applicable statutes and regulations require the expenditure of substantial resources and approvals are inherently uncertain.

Before testing any compounds with potential therapeutic value in humans, the drug candidate enters the preclinical study stage. Preclinical tests, also referred to as nonclinical studies, include laboratory evaluations of product chemistry, toxicity and formulation, as well as animal studies to assess the potential safety and activity of the drug candidate. The conduct of the preclinical tests must comply with federal regulations and requirements including GLP. The sponsor must submit the results of the preclinical tests, together with manufacturing information, analytical data, any available clinical data or literature and a proposed clinical protocol, to the FDA as part of the IND. The IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA imposes a clinical hold within that 30-day time period. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin. The FDA may also impose clinical holds on a drug candidate at any time before or during clinical trials due to safety concerns or non-compliance. Accordingly, we cannot be sure that submission of an IND will result in the FDA allowing clinical trials to begin, or that, once begun, issues will not arise that suspend or terminate such trial.

Clinical trials involve the administration of the drug candidate to healthy volunteers or patients under the supervision of qualified investigators, generally physicians not employed by or under the trial sponsor’s direct control. Clinical trials are conducted under protocols detailing, among other things, the objectives of the clinical trial, dosing procedures, subject selection and exclusion criteria, and the parameters to be used to monitor subject safety. Each protocol must be submitted to the FDA as part of the IND. Clinical trials must be conducted in accordance with the FDA’s regulations comprising the good clinical practices requirements. Further, each clinical trial must be reviewed and approved by an independent institutional review board, or IRB, at or servicing each institution at which the clinical trial will be conducted. An IRB is charged with protecting the welfare and rights of trial participants and considers such items as whether the risks to individuals participating in the clinical trials are minimized and are reasonable in relation to anticipated benefits. The IRB also approves the form and content of the informed consent that must be signed by each clinical trial subject or his or her legal representative and provide oversight for the clinical trial until completed.

Human clinical trials are typically conducted in three sequential phases that may overlap or be combined:

•

Phase 1.   The drug is initially introduced into healthy human subjects and tested for safety, dosage tolerance, absorption, metabolism, distribution and excretion. In the case of some products for severe or life-threatening diseases, especially when the product may be too inherently toxic to ethically administer to healthy volunteers, the initial human testing may be conducted in patients.

•

Phase 2.   The drug is evaluated in a limited patient population to identify possible adverse effects and safety risks, to preliminarily evaluate the efficacy of the product for specific targeted diseases and to determine dosage tolerance, optimal dosage and dosing schedule.

•

Phase 3.   Clinical trials are undertaken to further evaluate dosage, clinical efficacy and safety in an expanded patient population at geographically dispersed clinical trial sites. These clinical trials are intended to establish the overall risk/benefit ratio of the product and provide an adequate basis for product labeling. Generally, two adequate and well-controlled Phase 3 clinical trials are required by the FDA for approval of an NDA.

Post-approval clinical trials, sometimes referred to as Phase 4 clinical trials, may be conducted after initial marketing approval. These clinical trials are used to gain additional experience from the treatment of patients in the intended therapeutic indication.

Annual progress reports detailing the results of the clinical trials must be submitted to the FDA and written IND safety reports must be promptly submitted to the FDA and the investigators for serious and unexpected adverse events or any finding from tests in laboratory animals that suggests a significant risk for human subjects. Phase 1, Phase 2 and Phase 3 clinical trials may not be completed successfully within any specified period, if at all. The FDA or the sponsor or its data safety monitoring board may suspend a clinical trial at any time on various grounds, including a finding that the research subjects or patients are being exposed to an unacceptable health risk. Similarly, an IRB can suspend or terminate approval of a clinical trial at its institution if the clinical trial is not being conducted in accordance with the IRB’s requirements or if the drug has been associated with unexpected serious harm to patients.

Concurrently with clinical trials, companies usually complete additional animal studies and must also develop additional information about the chemistry and physical characteristics of the drug as well as finalize a process for manufacturing the product in commercial quantities in accordance with cGMP requirements. The manufacturing process must be capable of consistently producing quality batches of the drug candidate and, among other things, must develop methods for testing the identity, strength, quality and purity of the final drug. Additionally, appropriate packaging must be selected and tested and stability studies must be conducted to demonstrate that the drug candidate does not undergo unacceptable deterioration over its shelf life.

U.S. review and approval processes

The results of product development, nonclinical studies and clinical trials, along with descriptions of the manufacturing process, analytical tests conducted on the chemistry of the drug, proposed labeling and other relevant information are submitted to the FDA as part of an NDA requesting approval to market the product. The submission of an NDA is subject to the payment of substantial user fees; a waiver of such fees may be obtained under certain limited circumstances.

In addition, under the Pediatric Research Equity Act, or PREA, an NDA or supplement to an NDA must contain data to assess the safety and effectiveness of the drug for the claimed indications in all relevant pediatric subpopulations and to support dosing and administration for each pediatric subpopulation for which the product is safe and effective. The FDA may grant deferrals for submission of data or full or partial waivers. Unless otherwise required by regulation, PREA does not apply to any drug for an indication for which orphan designation has been granted.

The FDA reviews all NDAs submitted to determine if they are substantially complete before it accepts them for filing. If the FDA determines that an NDA is incomplete or is found to be non-navigable, the filing may be refused and must be re-submitted for consideration. Once the submission is accepted for filing, the FDA begins an in-depth review of the NDA. Under the goals and policies agreed to by the FDA under the Prescription Drug User Fee Act, or PDUFA, the FDA has 10 months from acceptance of filing in which to complete its initial review of a standard NDA and respond to the applicant, and six months from acceptance of filing for a priority

NDA. The FDA does not always meet its PDUFA goal dates. The review process and the PDUFA goal date may be extended by three months or longer if the FDA requests or the NDA sponsor otherwise provides additional information or clarification regarding information already provided in the submission before the PDUFA goal date.

After the NDA submission is accepted for filing, the FDA reviews the NDA to determine, among other things, whether the proposed product is safe and effective for its intended use, and whether the product is being manufactured in accordance with cGMP to assure and preserve the product’s identity, strength, quality and purity. The FDA may refer applications for novel drug or biological products or drug or biological products which present difficult questions of safety or efficacy to an advisory committee, typically a panel that includes clinicians and other experts, for review, evaluation and a recommendation as to whether the application should be approved and under what conditions. The FDA is not bound by the recommendations of an advisory committee, but it considers such recommendations carefully when making decisions. During the drug approval process, the FDA also will determine whether a risk evaluation and mitigation strategy, or REMS, is necessary to assure the safe use of the drug. If the FDA concludes a REMS is needed, the sponsor of the NDA must submit a proposed REMS; the FDA will not approve the NDA without a REMS, if required.

Before approving an NDA, the FDA will inspect the facilities at which the product is manufactured. The FDA will not approve the product unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and adequate to assure consistent production of the product within required specifications. Additionally, before approving an NDA, the FDA will typically inspect the sponsor and one or more clinical sites to assure that the clinical trials were conducted in compliance with IND study requirements. If the FDA determines that the application, manufacturing process or manufacturing facilities are not acceptable it will outline the deficiencies in the submission and often will request additional testing or information.

The NDA review and approval process is lengthy and difficult and the FDA may refuse to approve an NDA if the applicable regulatory criteria are not satisfied or may require additional clinical data or other data and information. Even if such data and information is submitted, the FDA may ultimately decide that the NDA does not satisfy the criteria for approval. Data obtained from clinical trials are not always conclusive and the FDA may interpret data differently than we interpret the same data. The FDA will issue a complete response letter if the agency decides not to approve the NDA. The complete response letter usually describes all of the specific deficiencies in the NDA identified by the FDA. The deficiencies identified may be minor, for example, requiring labeling changes, or major, for example, requiring additional clinical trials. Additionally, the complete response letter may include recommended actions that the applicant might take to place the application in a condition for approval. If a complete response letter is issued, the applicant may either submit new information, addressing all of the deficiencies identified in the letter, or withdraw the application.

If a product receives regulatory approval, the approval may be significantly limited to specific diseases and dosages or the indications for use may otherwise be limited, which could restrict the commercial value of the product. Further, the FDA may require that certain contraindications, warnings or precautions be included in the product labeling. In addition, the FDA may require post marketing clinical trials, sometimes referred to as Phase 4 clinical trials, which are designed to further assess a drug safety and effectiveness and may require testing and surveillance programs to monitor the safety of approved products that have been commercialized.

Orphan drug designation

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

If a product that has orphan designation subsequently receives the first FDA approval for the disease or condition for which it has such designation, the product is entitled to orphan product exclusivity, which means that the FDA may not approve any other applications to market the same drug or biological product for the same indication for seven years, except in limited circumstances, such as a showing of clinical superiority to the product with orphan exclusivity. Competitors, however, may receive approval of different products for the indication for which the orphan product has exclusivity or obtain approval for the same product but for a different indication for which the orphan product has exclusivity. Orphan product exclusivity also could block the approval of one of our products for seven years if a competitor obtains approval of the same drug or biological product as defined by the FDA or if our drug candidate is determined to be contained within the competitor’s product for the same indication or disease. If a drug or biological product designated as an orphan product receives marketing approval for an indication broader than what is designated, it may not be entitled to orphan product exclusivity. Orphan drug status has similar but not identical benefits in the European Union.

Expedited development and review programs

The FDA has several regulatory pathways for expedited development and/or review of products intended to treat serious conditions. These pathways are Fast Track designation, Breakthrough Therapy designation, accelerated approval, and priority review. These programs do not change the standards for approval but may expedite the development or approval process. Products may meet the standards for consideration under one or more of these pathways.

The Fast Track program is intended to expedite development or facilitate the process for reviewing new drugs and biological products that meet certain criteria. Specifically, new drugs and biological products are eligible for Fast Track designation if they are intended to treat a serious or life-threatening condition and demonstrate the potential to address unmet medical needs for the condition. Fast Track designation applies to the combination of the product and the specific indication for which it is being studied. In addition to more frequent meetings with the FDA to discuss the drug’s development plan and ensure collection of appropriate data needed to support drug approval, the FDA will consider for review sections of the NDA on a rolling basis as sections are completed, based on an agreed schedule, and the sponsor pays any required user fees upon submission of the first section of the NDA.

Breakthrough Therapy designation is a process designed to expedite the development and review of drugs that are intended to treat a serious condition and where preliminary clinical evidence indicates that the drug may demonstrate substantial improvement over available therapy on or more clinically significant endpoint(s). A drug that receives Breakthrough Therapy designation from the FDA is eligible for all Fast Track designation features, plus intensive guidance on an efficient drug development program beginning as early as Phase 1 and organizational commitment involving senior managers.

Products may be eligible for accelerated approval. Drug or biological products studied for their safety and effectiveness in treating serious or life-threatening illnesses and that provide meaningful therapeutic benefit over existing treatments may receive accelerated approval, which means that they may be approved on the basis of adequate and well-controlled clinical trials establishing that the product has an effect on a surrogate endpoint that is reasonably likely to predict a clinical benefit, or on the basis of an effect on a clinical endpoint other than survival or irreversible morbidity. As a condition of approval, the FDA may require that a sponsor of a drug or biological product receiving accelerated approval perform adequate and well-controlled post-marketing clinical trials. In addition, the FDA currently requires as a condition for accelerated approval pre-approval of promotional materials, which could adversely impact the timing of the commercial launch of the product. Accelerated Approval can be granted with restrictions to the marketing and distribution of the product, and the FDA can withdraw marketing approval if the required post-marketing studies fail to show a clinical benefit or if the sponsor fails to conduct required post-marketing studies.

Any product is eligible for priority review if it has the potential to provide safe and effective therapy where no satisfactory alternative therapy exists or a significant improvement in the treatment, diagnosis or prevention of a disease compared to marketed products. The FDA will attempt to direct additional resources to the evaluation of an application for a new drug or biological product designated for priority review in an effort to facilitate the review.

Post-approval requirements

Any drug products for which we or our strategic alliance partners receive FDA approvals are subject to continuing regulation by the FDA, including, among other things, record-keeping requirements, reporting of adverse experiences with the product, providing the FDA with updated safety and efficacy information, product sampling and distribution requirements, complying with certain electronic records and signature requirements and complying with FDA promotion and advertising requirements, which include, among others, standards for direct-to-consumer advertising, promoting drugs for uses or in patient populations that are not described in the drug’s approved labeling (known as “off-label use”), industry-sponsored scientific and educational activities, and promotional activities involving the internet. Failure to comply with FDA requirements can have negative consequences, including adverse publicity, enforcement letters from the FDA, mandated corrective advertising or communications with doctors, and civil or criminal penalties. Although physicians may prescribe legally available drugs for off-label uses, manufacturers may not market or promote such off-label uses.

Manufacturers of our products are required to comply with applicable FDA manufacturing requirements contained in the FDA’s cGMP regulations. cGMP regulations require among other things, quality control and quality assurance as well as the corresponding maintenance of records and documentation. Drug manufacturers and other entities involved in the manufacture and distribution of approved drugs are required to register their establishments with the FDA and certain state agencies, and are subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with cGMP and other laws. Accordingly, manufacturers must continue to expend time, money, and effort in the area of production and quality control to maintain cGMP compliance. Discovery of problems with a product after approval may result in restrictions on a product, manufacturer, or holder of an approved NDA, including withdrawal of the product from the market. In addition, changes to the manufacturing process generally require prior FDA approval before being implemented and other types of changes to the approved product, such as adding new indications and additional labeling claims, are also subject to further FDA review and approval.

U.S. patent term restoration and marketing exclusivity

Depending upon the timing, duration and specifics of the FDA approval of the use of our drug candidates, some of our United States patents may be eligible for limited patent term extension under the Drug Price Competition and Patent Term Restoration Act of 1984, commonly referred to as the Hatch-Waxman Amendments. The Hatch-Waxman Amendments permit a patent restoration term of up to five years as compensation for patent term lost during product development and the FDA regulatory review process. However, patent term restoration cannot extend the remaining term of a patent beyond a total of 14 years from the product’s approval date. The patent term restoration period is generally one-half the time between the effective date of an IND and the submission date of an NDA plus the time between the submission date of an NDA and the approval of that application. Only one patent applicable to an approved drug is eligible for the extension and the application for the extension must be submitted prior to the expiration of the patent. The United States Patent and Trademark Office, in consultation with the FDA, reviews and approves the application for any patent term extension or restoration. In the future, we may intend to apply for restoration of patent term for one of our currently owned or licensed patents to add patent life beyond its current expiration date, depending on the expected length of the clinical trials and other factors involved in the filing of the relevant NDA.

Market exclusivity provisions under the FDCA can also delay the submission or the approval of certain applications of other companies seeking to reference another company’s NDA. The FDCA provides a five-year period of non-patent marketing exclusivity within the United States to the first applicant to obtain approval of an NDA for a new chemical entity. A drug is a new chemical entity if the FDA has not previously approved any other new drug containing the same active moiety, which is the molecule or ion responsible for the action of the drug substance. During the exclusivity period, the FDA may not accept for review an abbreviated new drug application, or ANDA, or a 505(b)(2) NDA submitted by another company for another version of such drug where the applicant does not own or have a legal right of reference to all the data required for approval. However, an application may be submitted after four years if it contains a certification of patent invalidity or non-infringement to one of the patents listed with the FDA by the innovator NDA holder. The FDCA also provides three years of marketing exclusivity for an NDA, or supplement to an existing NDA if new clinical investigations, other than bioavailability studies, that were conducted or sponsored by the applicant are deemed by the FDA to be essential to the approval of the application, for example new indications, dosages or strengths of an existing drug. This three-year exclusivity covers only the conditions associated with the new clinical investigations and does not prohibit the FDA from approving ANDAs for drugs containing the original active agent. Five-year and three-year exclusivity will not delay the submission or approval of a full NDA. However, an applicant submitting a full NDA would be required to conduct or obtain a right of reference to all of the preclinical studies and adequate and well-controlled clinical trials necessary to demonstrate safety and effectiveness. Pediatric exclusivity is another type of regulatory market exclusivity in the United States. Pediatric exclusivity, if granted, adds six months to existing exclusivity periods and patent terms. This six-month exclusivity, which runs from the end of other exclusivity protection or patent term, may be granted based on the voluntary completion of a pediatric trial in accordance with an FDA-issued “Written Request” for such a trial.

U.S. Foreign Corrupt Practices Act

The U.S. Foreign Corrupt Practices Act, or FCPA, prohibits certain individuals and entities, including us, from promising, paying, offering to pay, or authorizing the payment of anything of value to any foreign government official, directly or indirectly, to obtain or retain business or an improper advantage. The U.S. Department of Justice and the U.S. Securities and Exchange Commission, or SEC, have increased their enforcement efforts with respect to the FCPA. Violations of the FCPA may result in large civil and criminal penalties and could result in an adverse effect on a company’s reputation, operations, and financial condition. A company may also face collateral consequences such as debarment and the loss of export privileges.

Federal and state healthcare laws and regulations

In addition to FDA restrictions on marketing of pharmaceutical products, several other types of state and federal healthcare laws and regulations have been applied to restrict certain business practices in the biopharmaceutical industry in recent years. These laws include the following:

The federal Anti-Kickback Statute prohibits, among other things, knowingly and willfully offering, paying, soliciting, or receiving remuneration to induce or in return for purchasing, leasing, ordering, or arranging for the purchase, lease, or order of any healthcare item or service reimbursable under Medicare, Medicaid, or other federally financed healthcare programs. The term “remuneration” has been broadly interpreted to include anything of value, including for example, gifts, discounts, the furnishing of supplies or equipment, credit arrangements, payments of cash, waivers of payment, ownership interests and providing anything at less than its fair market value. The Anti-Kickback Statute has been interpreted to apply to arrangements between pharmaceutical manufacturers on one hand and prescribers, purchasers, and formulary managers on the other. Although there are a number of statutory exemptions and regulatory safe harbors protecting certain common activities from prosecution, the exemptions and safe harbors are drawn narrowly, and our practices may not in all cases meet all of the criteria for statutory exemptions or safe harbor protection. Practices that involve remuneration that may be alleged to be intended to induce prescribing, purchases, or recommendations may be subject to scrutiny if they do not qualify for an exemption or safe harbor. Several courts have interpreted the statute’s intent requirement to mean that if any one purpose of an arrangement involving remuneration is to induce referrals of federal healthcare covered business, the statute has been violated. The reach of the Anti-Kickback Statute was also broadened by the Patient Protection and Affordable Health Care Act, as amended by the Health Care and Education Reconciliation Act, or collectively the ACA, which, among other things, amended the intent requirement of the federal Anti-Kickback Statute. Pursuant to the statutory amendment, a person or entity no longer needs to have actual knowledge of this statute or specific intent to violate it in order to have committed a violation. In addition, the ACA provides that the government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the civil False Claims Act (discussed below) or the civil monetary penalties statute, which imposes penalties against any person who is determined to have presented or caused to be presented a claim to a federal health program that the person knows or should know is for an item or service that was not provided as claimed or is false or fraudulent.

Federal false claims laws, including the federal civil False Claims Act, prohibit any person from knowingly presenting, or causing to be presented, a false claim for payment to the federal government. Recently, several pharmaceutical and other healthcare companies have been prosecuted under these laws for allegedly providing free product to customers with the expectation that the customers would bill federal programs for the product. Other companies have been prosecuted for causing false claims to be submitted because of the companies’ marketing of the product for unapproved, and thus non-reimbursable, uses.

Many states also have statutes or regulations similar to the federal Anti-Kickback Statute and civil False Claims Act, which state laws apply to items and services reimbursed under Medicaid and other state programs, or, in several states, apply regardless of the payor. Also, the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, created additional federal criminal statutes that prohibit, among other things, knowingly and willfully executing a scheme to defraud any healthcare benefit program, including private third-party payors and knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items or services.

Because of the breadth of these laws and the narrowness of the federal Anti-Kickback Statute’s safe harbors, it is possible that some of our business activities could be subject to challenge under one or more of such laws. Such a challenge could have a material adverse effect on our business, financial condition and results of operations.

In addition, we may be subject to data privacy and security regulation by both the federal government and the states in which we conduct our business. HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act, or HITECH, and their implementing regulations, impose on certain types of individuals and entities certain requirements relating to the privacy, security and transmission of individually identifiable health information. Among other things, HITECH makes HIPAA’s security standards directly applicable to “business associates” – independent contractors or agents of covered entities that receive or obtain protected health information in connection with providing a service on behalf of a covered entity. HITECH also increased the civil and criminal penalties that may be imposed against covered entities, business associates and possibly other persons, and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce the federal HIPAA laws and seek attorney’s fees and costs associated with pursuing federal civil actions. State laws also govern the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts. In addition, the European Union, or EU, has established its own data security and privacy legal framework, including but not limited to Directive 95/46/EC, or the Data Protection Directive. The Data Protection Directive will be replaced starting in May 2018 with the recently adopted European General Data Protection Regulation, or GDPR, which contains new provisions specifically directed at the processing of health information, higher sanctions and extra-territoriality measures intended to bring non-EU companies under the regulation. We anticipate that over time we may expand our business operations to include additional operations in the EU, including potentially conducting preclinical and clinical trials. With such expansion, we would be subject to increased governmental regulation in the EU countries in which we might operate, including the GDPR.

Further, the federal Physician Payments Sunshine Act, enacted as part of the ACA, requires certain manufacturers of drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program, with specific exceptions, to report annually to the Centers for Medicare & Medicaid Services, or CMS, information related to payments or other transfers of value made to physicians and teaching hospitals. Applicable manufacturers and applicable group purchasing organizations must also report annually to CMS ownership and investment interests held by the physicians and their immediate family members.

Other state laws and regulations may also apply, such as those that: require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government; and/or state laws that require manufacturers to report information related to transfers of value to healthcare providers or marketing expenditures.

If our operations are found to be in violation of any of the federal and state healthcare laws or regulations described above or any other governmental regulations that apply to us, we may be subject to penalties, including criminal and significant civil monetary penalties, damages, fines, imprisonment, exclusion of products from reimbursement under government programs, disgorgement, additional reporting requirements and/or oversight if we become subject to a corporate integrity agreement or similar agreement to resolve allegations of non-compliance with these laws, contractual damages, reputational harm, diminished profits and future earnings, and the curtailment or restructuring of our operations, any of which could adversely affect our ability to operate our business and our results of operations. To the extent that any of our product candidates are ultimately sold in a foreign country, we may be subject to similar foreign laws and regulations, which may include, for instance, applicable post-marketing requirements, including safety surveillance, anti-fraud and abuse laws, and implementation of corporate compliance programs and reporting of payments or transfers of value to healthcare professionals.

In the United States and foreign jurisdictions, there have been a number of legislative and regulatory changes to the healthcare system that could affect our future results of operations. In particular, there have been and continue to be a number of initiatives at the United States federal and state levels that seek to reduce healthcare costs.

For example, the ACA includes measures to significantly change the way healthcare is financed by both governmental and private insurers. Among the provisions of the ACA of greatest importance to the pharmaceutical and biotechnology industry are the following:

•

an annual, nondeductible fee on any entity that manufactures or imports certain branded prescription drugs and biologic agents, apportioned among these entities according to their market share in certain government healthcare programs, that began in 2011;

•	an increase in the rebates a manufacturer must pay under the Medicaid Drug Rebate Program to 23.1% and 13% of the average manufacturer price for branded and generic drugs, respectively;
•

a new Medicare Part D coverage gap discount program, in which manufacturers must agree to offer 50% point-of-sale discounts to negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period, as a condition for the manufacturer’s outpatient drugs to be covered under Medicare Part D;

•	an extension of manufacturers’ Medicaid rebate liability to covered drugs dispensed to individuals who are enrolled in Medicaid managed care organizations;
•

an expansion of eligibility criteria for Medicaid programs by, among other things, allowing states to offer Medicaid coverage to additional individuals and by adding new mandatory eligibility categories for certain individuals with income at or below 133% of the Federal Poverty Level, thereby potentially increasing manufacturers’ Medicaid rebate liability;

•	an expansion of the entities eligible for discounts under the Public Health Service pharmaceutical pricing program;
•	a requirement to annually report drug samples that manufacturers and distributors provide to physicians;
•	a licensure framework for follow-on biologic products;
•	a new Patient-Centered Outcomes Research Institute to oversee, identify priorities in, and conduct comparative clinical effectiveness research, along with funding for such research; and
•

establishment of a Center for Medicare Innovation at CMS to test innovative payment and service delivery models to lower Medicare and Medicaid spending, potentially including prescription drug spending.

Some of the provisions of the ACA have yet to be implemented, and there have been judicial and Congressional challenges to certain aspects of the ACA, as well as recent efforts by the Trump administration to repeal or replace certain aspects of the ACA. Since January 2017, President Trump has signed two Executive Orders designed to delay the implementation of certain provisions of the ACA or otherwise circumvent some of the requirements for health insurance mandated by the ACA. Concurrently, Congress has considered legislation that would repeal or repeal and replace all or part of the ACA. While Congress has not passed comprehensive repeal legislation, two bills affecting the implementation of certain taxes under the ACA have been signed into law. The Tax Cuts and Jobs Act of 2017 includes a provision repealing, effective January 1, 2019, the tax-based shared responsibility payment imposed by the ACA on certain individuals who fail to maintain qualifying health coverage for all or part of a year that is commonly referred to as the “individual mandate”. Additionally, on January 23, 2018, President Trump signed a continuing resolution on appropriations for fiscal year 2018 that delayed the implementation of certain ACA-mandated fees, including the so-called “Cadillac” tax on certain high cost employer-sponsored insurance plans, the annual fee imposed on certain health insurance providers based on market share, and the medical device excise tax on non-exempt medical devices. Congress may enact additional legislation to real or replace certain elements of the ACA. As a result, there is significant uncertainty regarding future healthcare reform and its impact on our operations.

Further, there has been heightened governmental scrutiny in the United States and abroad of pharmaceutical pricing practices in light of the rising cost of prescription drugs and biologics. In the United States, such scrutiny has resulted in several recent Congressional inquiries and proposed federal legislation designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for products. At the state level, legislatures are increasingly passing legislation and implementing regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. Outside of the United States, particularly in the European Union, the pricing of prescription pharmaceuticals is subject to governmental control. In these countries, pricing negotiations with governmental authorities can take considerable time after the receipt of marketing approval for a product. To obtain coverage and reimbursement or pricing approval in some countries, we may be required to conduct a clinical trial that compares the cost-effectiveness of our product candidate to other available therapies. If reimbursement of our products is unavailable or limited in scope or amount, or if pricing is set at unsatisfactory levels, our business could be harmed.

Pharmaceutical Coverage, Pricing, and Reimbursement

Significant uncertainty exists as to the coverage and reimbursement status of any product candidates for which we obtain regulatory approval. In the United States and markets in other countries, sales of any products for which we or our collaborators receive regulatory approval for commercial sale will depend, in part, on the extent to which third-party payors provide coverage and establish adequate reimbursement levels for such drug products.

In the United States, third-party payors include federal and state healthcare programs, government authorities, private managed care providers, private health insurers and other organizations. Third-party payors are increasingly challenging the price, examining the medical necessity and reviewing the cost-effectiveness of medical drug products and medical services, in addition to questioning their safety and efficacy. Moreover, the process for determining whether a third-party payor will provide coverage for a drug product may be separate from the process for setting the price of a drug product or for establishing the reimbursement rate that such a payor will pay for the drug product. A payor’s decision to provide coverage for a drug product does not imply that an adequate reimbursement rate will be approved. Further, one payor’s determination to provide coverage for a drug product does not assure that other payors will also provide coverage for the drug product. Adequate third-party reimbursement may not be available to enable us to maintain price levels sufficient to realize an appropriate return on our investment in product development.

The marketability of any product candidates for which we receive regulatory approval for commercial sale may suffer if the government and third-party payors fail to provide adequate coverage and reimbursement. In addition, emphasis on managed care in the United States has increased and we expect will continue to increase the pressure on pharmaceutical pricing. Coverage policies and third-party reimbursement rates may change at any time. Even if favorable coverage and reimbursement status is attained for one or more products for which we or our collaborators receive regulatory approval, less favorable coverage policies and reimbursement rates may be implemented in the future.

Europe / rest of world government regulation

In addition to regulations in the United States, we and our strategic alliance partners are subject to a variety of regulations in other jurisdictions governing, among other things, clinical trials and any commercial sales and distribution of our products.

Whether or not we or our collaborators obtain FDA approval for a product, we must obtain the requisite approvals from regulatory authorities in foreign countries prior to the commencement of clinical trials or marketing of the product in those countries. Certain countries outside of the United States have a similar process that requires the submission of a clinical trial application much like the IND prior to the commencement of human clinical trials. In the European Union, for example, a clinical trial application, or CTA, must be submitted to each country’s national health authority and an independent ethics committee, much like the FDA and IRB, respectively. Once the CTA is approved in accordance with a country’s requirements, clinical trial development may proceed.

The requirements and process governing the conduct of clinical trials, product licensing, pricing and reimbursement vary from country to country. In all cases, the clinical trials are conducted in accordance with GCPs and the applicable regulatory requirements and the ethical principles that have their origin in the Declaration of Helsinki.

To obtain regulatory approval of an investigational drug or biological product under European Union regulatory systems, we or our strategic alliance partners must submit a marketing authorization application. The application in the United States is similar to that required in the European Union, with the exception of, among other things, country-specific document requirements.

For other countries outside of the European Union, such as countries in Eastern Europe, Latin America or Asia, the requirements governing the conduct of clinical trials, product licensing, pricing and reimbursement vary from country to country. In all cases, again, the clinical trials are conducted in accordance with GCPs and the applicable regulatory requirements and the ethical principles that have their origin in the Declaration of Helsinki.

If we or our strategic alliance partners fail to comply with applicable foreign regulatory requirements, we may be subject to, among other things, fines, suspension or withdrawal of regulatory approvals, product recalls, seizure of products, operating restrictions and criminal prosecution.

4.C.	Organizational structure

Our wholly-owned subsidiaries are Alcobra, Inc. and Arcturus Therapeutics, Inc. which are both Delaware corporations.

4.D.	Property, plants and equipment

Our San Diego, California headquarters consists of approximately 24,700 square feet of leased office and laboratory space under a lease that extends through 2025. Our wholly owned subsidiary Alcobra Inc. also leases office space totaling approximately 3,500 square feet in the greater Philadelphia, Pennsylvania area under a lease that expires in 2018 which space is sublet through the remaining term of the lease. We believe that our existing facilities are adequate for our current needs and that suitable additional space will be available if and when needed.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS
5.A	Operating Results

Overview

We are an emerging biopharmaceutical company primarily focused on the development and commercialization of nucleic acid technologies and novel nucleic acid therapeutics for rare, infectious, fibrotic, and respiratory diseases with significant unmet medical needs. We have two proprietary technologies with the potential to address the major hurdles in nucleic acid medicine development such as nucleic acid delivery challenges, limited potency and narrow therapeutic index.

Our activities since inception have consisted principally of performing research and development activities and raising capital to fund those efforts. Our activities are subject to significant risks and uncertainties, including failing to secure additional funding before we achieve sustainable revenues and profit from operations. As of December 31, 2017, we had an accumulated deficit of $23.1 million.

Recent Developments

Merger with Arcturus Therapeutics, Inc. and Related Activities

On November 15, 2017, our company, Alcobra Ltd., acquired Arcturus Therapeutics, Inc. pursuant to a merger in which Arcturus Therapeutics, Inc. became our wholly owned subsidiary. In connection with and immediately preceding the merger, we effected a 1-for-7 reverse stock split of our Ordinary Shares and reduced our authorized number of Ordinary Shares to 30,000,000 shares. Also, we changed our name to “Arcturus Therapeutics Ltd.” and the business conducted by our company became primarily the pre-merger business conducted by Arcturus Therapeutics, Inc., which is that of a preclinical nucleic acid medicines company focused on developing nucleic acid technologies and novel nucleic acid therapeutics for rare, infectious, fibrotic, and respiratory diseases with significant unmet medical needs. While Alcobra Ltd. was the legal acquirer in the transaction, Arcturus Therapeutics, Inc. was deemed the accounting acquirer. The Ordinary Shares of Alcobra Ltd. which had been listed on the Nasdaq Global Market, ceased trading at the close of business on November 15, 2017 under the ticker symbol “ADHD,” and once again commenced trading, as the post-merger company, on the Nasdaq Global Market, under the ticker symbol “ARCT,” on November 16, 2017.

In connection with and following the merger, our Board of Directors and management team have undergone significant changes in connection with the appointment of Arcturus’ management team to similar roles with our company. After the merger, the combined company is headquartered in San Diego, California, and the members of the board of directors of the post-merger parent company (Arcturus Therapeutics Ltd.) are Stuart Collinson, PhD (Executive Chairman), Craig Willett, MACC, Daniel Geffken, MBA, David Shapiro, MD and Joseph Payne, MSc. Effective as of February 1, 2018, we are led by our Interim President, Mark R. Herbert, who was part of the Arcturus pre-merger team.

The annual consolidated financial statements of the Company reflect the operations of Arcturus Therapeutics, Inc. as the acquirer for accounting purposes and acquired the assets and assumed the liabilities of Alcobra Ltd., and the stockholders and management of Arcturus Therapeutics, Inc. gained control of the combined company after the merger. The annual consolidated financial statements include the accounts of the Company since the effective date of the merger and the accounts of Arcturus Therapeutics, Inc. since inception.

Mr. Payne’s and Dr. Chivukula’s Termination and Ongoing Proxy Contest

On February 1, 2018, Mr. Payne was terminated for cause as President and Chief Executive Officer of the Company.  In connection with Mr. Payne’s termination, the Company exercised its right to repurchase 366,274 ordinary shares held by Mr. Payne that were not vested when he was terminated for an aggregate amount of $2,500. Under Israeli law, any repurchase of outstanding shares by a company must be made out of retained earnings. Since we do not have retained earnings we have filed a motion for approval of distribution under Section 303(a) of the Companies Law in order to finalize the repurchase. On February 6, 2018, Mr. Payne filed a Schedule 13D to report his ownership of the Company’s ordinary shares, in which he included the shares subject to repurchase, which he disputes. The effectuation of this repurchase is contingent upon approval of an Israeli court, which approval the Company is seeking. In that filing, Mr. Payne disputed the efficacy of his termination.

On February 11, 2018, Dr. Chivukula resigned as the Company’s Chief Scientific Officer and Chief Operating Officer from the Company’s board of directors. In connection with his resignation, Dr. Chivukula entered into a separation agreement which provided him with severance benefits, a consulting agreement and the Company agreeing to waive its right of repurchase with respect to 183,137 ordinary shares held by Dr. Chivukula. In addition, the separation agreement required that Dr. Chivukula place his 732,548 ordinary shares into a voting trust, to be voted as directed by the principal executive officer of the Company on all matters during the ensuing three years. Dr. Chivukula retained all financial benefit with regards to these shares.

On February 12, 2018, Mr. Payne wrote a letter to the Company’s board of directors demanding that the Company hold an extraordinary general meeting of shareholders.

On February 25, 2018, Mr. Payne challenged Dr. Chivukula’s voting trust in in the District Court at Tel Aviv – Yafo and, as interim relief, the court placed a temporary order on the Company, restricting the Company from implementing any action related to the voting of Dr. Chivukula’s shares.

Because Mr. Payne’s and Dr. Chivukula’s affidavits filed in Israel claimed that the Company’s agreement with Dr. Chivukula was invalid, on March 21, 2018, the Company filed a demand for arbitration with JAMS, because the Company’s agreements with Dr. Chivukula are governed by U.S. law and subject to mandatory arbitration.

On February 26, 2018, the Company held an extraordinary meeting of our shareholders for the purpose of ratifying the appointment of Ernst & Young LLP, an affiliate of our prior auditor, as the Company’s independent auditors for the audit of the Company’s financial statements for the fiscal year ended December 31, 2017 and for such subsequent period prior to the Company’s 2018 annual general meeting of shareholders. At that meeting, the proposal to ratify the appointment of Ernst & Young LLP failed to receive shareholder approval. Despite Mr. Payne’s previous vote in support of the proposal in his fiduciary role as a member of the board of directors, the Company was informed that he had voted his shares against the shareholder proposal despite his knowledge of the serious potential consequences of a failure of shareholders to approve the proposal.

On March 11, 2018, the Company announced that it would hold an extraordinary general meeting of shareholders on May 7, 2018 as a result of Mr. Payne’s demand.  On April 8, 2018, upon the recommendation of the Executive Committee of the Company’s board of directors in light of the uncertainty as to the agenda of the Extraordinary General Meeting created by Mr. Payne's March 28, 2018 motion challenging the meeting agenda as stated in the Company's notice published on March 11, 2018, the board of directors approved postponing the extraordinary general meeting.

On March 27, 2018, the Company filed an action against Mr. Payne in the Superior Court of the State of California, San Diego County. The lawsuit outlines Mr. Payne’s misconduct, poor judgement and bad decisions during his tenure, details his self-dealing and inappropriate business conflicts of interests, and seeks damages and injunctive relief.

On April 19, 2018, the Company filed an action against Mr. Payne and others in the United States District Court, Southern District of California.  The lawsuit alleges that the defendants violated and continue to violate Section 13(d) of the Exchange Act, 15 U.S.C. §, and Regulation 13D by failing to disclose in Schedule 13D filings the existence of group agreements to buy, sell, or vote shares of the Company and effect a change in the composition of the Company’s board of directors. The lawsuit seeks injunctive relief.

On May 13, 2018, the District Court of Tel Aviv ruled on a number of issues, including regarding the motion to extend the temporary restraining order, and ordered the Company to convene a Board meeting within seven days, and to summon an extraordinary general meeting within 35 days from that date. See Item 8.A. “Legal Proceedings” and Item 5.A. “Recent Developments” for additional information.

The Company’s board of directors has recommended that shareholders vote against the removal of the current directors and against the election of Mr. Payne’s nominees, and the Company is soliciting proxies from shareholders on this basis.

See Item 8.A. “Legal Proceedings” for additional information.

5.A.  Results of Operations

The following discussion of our results of operations should be read together with the consolidated financial statements included in this annual report. Our historical results of operations and the year-to-year comparisons of our results of operations that follow are not necessarily indicative of future results. As noted in the “Introduction” to this annual report, from an accounting perspective, the merger which closed on November 15, 2017 has been reflected in our financial statements as a recapitalization, whereby Arcturus Therapeutics, Inc. was the deemed accounting acquirer and our company was the deemed accounting acquiree. Accordingly, our results of operations described below reflect Arcturus Therapeutics, Inc.’s results, not Alcobra Ltd.’s results, for all periods preceding November 15, 2017.

Revenues

	Year Ended December 31,			2016 to 2017		2015 to 2016
(Dollars in thousands)	2017	2016	2015	$ change	% change	$ change	% change
Revenue under strategic alliances and collaborations	$12,998	$20,382	$6,138	$(7,384)	-36.2%	$14,244	*

*Greater than 100%

We enter into arrangements with pharmaceutical and biotechnology partners that may contain upfront payments, license fees for research and development arrangements, research and development funding, milestone payments, option exercise fees and royalties on future sales. The following table summarizes our total revenues for the periods indicated (in thousands):

	Year Ended December 31,			2016 to 2017		2015 to 2016
(Dollars in thousands)	2017	2016	2015	$ change	% change	$ change	% change
Collaboration Partner A	$4,862	$12,008	$5,123	$(7,146)	-59.5%	$6,885	*
Collaboration Partner B	5,639	7,395	979	(1,756)	-23.7%	6,416	*
Collaboration Partner C	1,403	28	-	1,375	*	28	100.0%
Other	1,094	951	36	143	15.0%	915	*
Total	$12,998	$20,382	$6,138	$(7,384)	-36.2%	$14,244	*

*Greater than 100%

Revenue under strategic alliances and collaborations decreased by $7.4 million during fiscal year 2017 as compared to the prior fiscal year 2016. The decrease in revenue was primarily the result of the decrease in revenue of $7.1 million due the cancellation of a collaboration agreement during 2017, lower revenue of $1.8 million as a result of lower revenue recognition on upfront payments during 2017, offset by higher revenue of $1.5 million from a collaboration agreement signed during 2016.

Operating Expenses

Our operating expenses consist of research and development and general and administrative expenses.

	Year Ended December 31,			2016 to 2017		2015 to 2016
(Dollars in thousands)	2017	2016	2015	$ change	% change	$ change	% change
Operating expenses:
Research and development, net	$15,918	$17,934	$5,476	$(2,016)	-11.2%	$12,458	*
General and administrative	7,572	3,448	2,574	4,124	*	874	34.0%
Total	$23,490	$21,382	$8,050	$2,108	9.9%	$13,332	*

*Greater than 100%

Research and Development Expenses, net

Our research and development expenses consist primarily of payments for salaries and related personnel expenses, third-party clinical consultants, and laboratory supplies related to conducting research and development activities in conjunction with collaborative agreements and our internal research and development activities and are reflected net of any royalty bearing grants.

The decrease of $2.0 million in research and development expenses for the year ended December 31, 2017 as compared to the year ended December 31, 2016 resulted primarily from lower research and development expenses incurred of $3.7 million, $3.2 million which resulted from our termination of a collaboration agreement during 2017- a contract that was in place for the full year of 2016. The remaining decrease of $0.5 million was due to less consumption of materials for existing experiments. This decrease in expenses was offset by higher salary related costs of $1.3 million and general facility expenses and other costs of $0.4 million.

The increase of $12.5 million in research and development expenses for the year ended December 31, 2016 as compared to the year ended December 31, 2015 resulted from a $10.4 million increase in research and development expenses incurred primarily due to new collaboration agreements that were entered into during 2015, and incurred development costs during all of 2016. Additionally, we had an increase in salary related costs of $1.6 million and $0.5 million of other costs.

General and Administrative Expenses

General and administrative expenses consist primarily of salaries and related benefits for our executive, administrative and accounting functions and professional service fees for legal and accounting services as well as other general and administrative expenses.

The increase in general and administrative expenses of $4.1 million for the year ended December 31, 2017 as compared to the year ended December 31, 2016 was due to an increase in stock based compensation of $2.0 million as a result of charges resulting from the acceleration of a restricted stock grant and certain stock option grants, $1.2 million increase in professional fees related to increased legal and accounting services associated with being a public company, $0.4 million increase in salary related costs for additional personnel costs related to the support of our publicly-traded company, and an increase of $0.5 million in other costs.

The increase in general and administrative expenses of $0.9 million for the year ended December 31, 2016 as compared to the year ended December 31, 2015 was due to increased personnel-related costs of $0.3 million, $0.2 million increase in professional fees related to legal and accounting services, and other costs of $0.4 million.

Finance (expense) income, net

	Year Ended December 31,			2016 to 2017		2015 to 2016
(Dollars in thousands)	2017	2016	2015	$ change	% change	$ change	% change
Finance (expense) income, net:
Interest income	$89	$9	$1	$80	*	$8	*
Interest expense	(150)	(295)	(251)	145	-49.2%	(44)	17.5%
Other (expense) income, net	(348)	(250)	261	(98)	39.2%	(511)	*
Total	$(409)	$(536)	$11	$127	-23.7%	$(547)	*

*Greater than 100%

Interest income is generated on cash and cash equivalents and our short-term investments. For the year ended December 31, 2017, the increase in interest income over prior years resulted from increased balances including cash and investments obtained in conjunction with our merger.

Interest expense was incurred primarily in conjunction with our convertible notes which were converted to Ordinary Shares in November 2017 in conjunction with our merger.

Other expense consisted of debt conversion expense of $348,000 related to the beneficial conversion feature of the convertible notes and $250,000 related to conversion of promissory notes to Ordinary Shares for the year ended December 31, 2017 and to Series A Preferred Stock for the year ended December 31, 2016. Other income during 2015 consisted primarily of a milestone payment received related to a patent assignment and license agreement that was originally entered into during 2013.

Income Tax Expense

	Year Ended December 31,			2016 to 2017		2015 to 2016
(Dollars in thousands)	2017	2016	2015	$ change	% change	$ change	% change
Income tax expense	$(1)	$(35)	$(1)	$34	-97.1%	$(34)	*

*Greater than 100%

Our income tax expense represents minimum required tax liabilities for the jurisdictions in which we are domiciled.

Unrealized loss on available-for-sale marketable securities

We recognized an immaterial unrealized loss on available-for-sale marketable securities for the year ended December 31, 2017 based upon changes in market prices for our marketable securities.

Critical Accounting Policies and Estimates

We prepare our consolidated financial statements in conformity with accounting principles generally accepted in the United States, or U.S. GAAP. As such, we make certain estimates, judgements and assumptions that we believe are reasonable, based upon information available to us. These judgements involve making estimates about the effect of matters that are inherently uncertain and may significantly impact our results of operations and financial condition. We describe our significant accounting policies more fully in Note 2 to our consolidated financial statements for the year ended December 31, 2017. In the following paragraphs, we describe the specific risks associated with these critical accounting policies and we caution that future events exactly as one may expect, and that best estimates may require adjustment,

The following are our significant accounting policies which we believe are the most critical to aid in fully understanding and evaluating our reported financial results.

Revenue Recognition

We enter into arrangements with pharmaceutical and biotechnology partners that may involve multiple deliverables. These arrangements may contain upfront payments, license fees for research and development arrangements, research and development funding, milestone payments, option exercise fees and royalties on future sales. Each deliverable in the arrangement is evaluated at the inception of the arrangement to determine whether it meets the criteria to be accounted for as a separate unit of accounting or whether it should be combined with other deliverables. When deliverables are separable, consideration received is allocated to the separate units of accounting based on the relative selling price method and the appropriate revenue recognition principles are applied to each unit.  Revenue is recognized separately for each unit of accounting when all four of the following criteria are met: (i) persuasive evidence that an arrangement exists; (ii) delivery of the products and/or services has occurred; (iii) the selling price is fixed or determinable; and (iv) collectability is reasonably assured. Amounts received as compensation related to funded research and development efforts are recognized as revenue when the above criteria have been met. When management determines we have a single unit of accounting under our collaborative arrangements, upfront fees received for collaborative agreements are deferred and recognized on a straight-line basis, unless evidence suggests that the revenue is earned or obligations are fulfilled in a different pattern, over the expected performance period under each respective arrangement. As a result, we make our best estimate of the period over which we expect to fulfill its performance obligations under an arrangement. Any amounts received under the arrangement in advance of performance are recorded as deferred revenue and recognized as revenue as we complete the performance obligations. We apply the milestone method of accounting to recognize revenue from milestone payments when earned.

We describe our significant accounting policies more fully in Note 2 to our consolidated financial statements for the year ended December 31, 2017. We believe that the accounting policies below are critical in order to fully understand and evaluate our financial condition and results of operations.

We prepare our consolidated financial statements in accordance with accounting principles generally accepted in the United States, or U.S. GAAP which requires management to make estimates, judgments and assumptions. Our management believes that the estimates, judgments and assumptions used are reasonable based upon information available at the time they are made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements, and the reported amounts of expenses during the reporting period. Actual results could differ materially from those estimates.

Intangible Asset Held for Sale

We assess whether the carrying amount of our intangible assets are recoverable. In connection with the merger with Alcobra Ltd., we entered an Asset Purchase Agreement with Amiservice Development Ltd. (“Amiservice”), pursuant to which we agreed to transfer certain intellectual property related to the proprietary abuse-deterrent immediate release dextro-amphetamine drug called ADAIR that is intended for use to treat ADHD and narcolepsy (“ADAIR”). In exchange for ADAIR, we will receive a minority equity stake in a company to be formed by Amiservice for the purpose of acquiring the ADAIR assets. We utilized the market method with a high probability of success to value this transaction and recorded an intangible asset held for sale of $590,000. This method requires significant management judgment to forecast the occurrence of future equity events. If the subsequent actual results and updated projections of the underlying business activity change compared with the assumptions and projections used to develop these values, we could experience impairment charges.

Deferred Taxes

In accordance with ASC 740, Income Taxes, we recognize deferred tax assets and liabilities for the expected future tax consequences or events that have been included in our financial statements and/or tax returns. Deferred tax assets and liabilities are based upon the differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities and for loss and credit carryforwards using enacted tax rates expected to be in effect in the years in which the differences are expected to reverse. Deferred tax assets are reduced by a valuation allowance if it is more likely than not that some portion or all of the deferred tax asset will not be realized.

Ordinary Share Valuations

Since our inception date until May 2017, the estimated fair value of the ordinary shares underlying our share options was determined at the grant date of each option by our board of directors with input from management and with the assistance of independent third-party valuations. For awards granted after May 2017 until the merger date, the fair value as determined by the merger agreement was used in the Ordinary Share valuation. The valuations of our ordinary shares for these dates were determined in accordance with the guidelines outlined in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation (the “Practice Aid”). The methodology used by the third-party valuation specialists to assist in determining the fair value of our Ordinary Shares included estimating the fair value of the equity and then allocating this value to all of the equity interests using the option pricing method. The assumptions used in the valuation model to determine the estimated fair value of our ordinary shares as of the grant date of each option are based on numerous objective and subjective factors, combined with management judgment, including the following:

•	Our operating and financial performance, including our levels of available capital resources;
•	The valuation of publicly-traded companies in the life sciences and biotechnology sectors, as well as recently completed mergers and acquisitions of peer companies;
•	Rights and preferences of our ordinary shares compared to the rights and preferences of its other outstanding equity securities;
•	Equity market conditions affecting comparable public companies, as reflected in comparable companies’ market multiples, initial public offering valuations and other metrics;
•	The achievement of enterprise milestones, including our development, intellectual property and regulatory progress;
•	The likelihood of achieving a liquidity event for our ordinary shares, such as an initial public offering or an acquisition of its company given prevailing market and biotechnology sector conditions;
•	Sales of our preferred shares in arms-length transactions;
•	The illiquidity of our securities while we were a private company;
•	Business risks; and
•	The fair value determined by our merger agreement.

Emerging Growth Company

Subject to certain conditions set forth in the JOBS Act, as an “emerging growth company,” we elected to rely on other exemptions, including without limitation, (i) providing an auditor’s attestation report on our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act and (ii) complying with any requirement that may be adopted by the PCAOB regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (auditor discussion and analysis). These exemptions will apply for a period of five years following the completion of our initial public offering or until we are no longer an “emerging growth company,” whichever is earlier.

Under the JOBS Act, an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This provision allows an emerging growth company to delay the adoption of new or revised accounting standards that have different transition dates for public and private companies until those standards would otherwise apply to private companies. We have elected to use this extended transition period. As a result of this election, our timeline to comply with these standards will in many cases be delayed as compared to other public companies that are not eligible to take advantage of this election or have not made this election. Therefore, our financial statements may not be comparable to those of companies that comply with the public company effective dates for these standards.

5. B. Liquidity and Capital Resources

Overview

Since our inception, we have funded our operations principally with proceeds from the sale of capital stock, convertible notes and revenues earned through collaborative agreements. During 2017, we obtained $36.4 million in cash and short-term investments from our merger with Alcobra Ltd. As of December 31, 2017, we had $48.6 million in unrestricted cash, cash equivalents and short-term investments.

If we are unable to maintain sufficient financial resources, our business, financial condition and results of operations will be materially and adversely affected. There can be no assurance that the Company will be able to obtain the needed financing on acceptable terms or at all. Additionally, equity or debt financings may have a dilutive effect on the holdings of the company’s existing shareholders. Our future capital requirements are difficult to forecast and will depend on many factors, including:

•	the achievement of milestones under our strategic alliance agreements;
•	the terms and timing of any other strategic alliance, licensing and other arrangements that we may establish;
•	the initiation, progress, timing and completion of preclinical studies and clinical trials for our product candidates;
•	the number and characteristics of product candidates that we pursue;
•	the outcome, timing and cost of regulatory approvals;
•	delays that may be caused by changing regulatory requirements;
•	the cost and timing of hiring new employees to support our continued growth;
•	the costs involved in filing and prosecuting patent applications and enforcing and defending patent claims;
•	the costs and timing of procuring clinical and commercial supplies of our product candidates;
•	the costs and timing of establishing sales, marketing and distribution capabilities;
•	the costs associated with legal proceedings, including our ongoing proxy contest; and
•	the extent to which we acquire or invest in businesses, products or technologies.

The following table shows a summary of our cash flows for the years ended December 31, 2017, 2016 and 2015 (in thousands):

	Year Ended December 31,
(Dollars in thousands)	2017	2016	2015
Cash provided by (used in):
Operating activities	$(460)	$(2,861)	$8,290
Investing activities	10,355	(688)	(220)
Financing activities	6,998	-	1,902
Net increase (decrease) in cash and restricted cash	$16,893	$(3,549)	$9,972

Operating Activities

Our primary use of cash is to fund operating expenses, which consist mainly of research and development expenditures. We have incurred significant losses which have been partially offset by cash collected through our collaboration agreements and acquired through our recent merger. Cash collections under the collaboration agreements can vary from year to year depending on the terms of agreement and work performed. These changes on cash flows primarily relate to the timing of cash receipts for upfront payments, reimbursable expenses and achievement of milestones under these collaborative agreements.

Net cash used in operating activities was $0.5 million on a net loss of $10.9 million for the year ended December 31, 2017, compared to net cash used of $2.9 million on a net loss of $1.6 million for the year ended December 31, 2016. Net cash provided by operating activities was $8.3 million on a net loss of $1.9 million for the year ended December 31, 2015 .    Adjustments for non-cash charges, including stock-based compensation and expense related to our convertible notes payable and asset acquisition costs were $3.1 million, $1.1 million and $0.5 million for the years ended December 31, 2017, 2016 and 2015, respectively. Changes in working capital resulted in adjustments to operating net cash flows of $7.4 million, ($2.4) million and $9.7 million for the years ended December 31, 2017, 2016 and 2015, respectively.

Investing Activities

Net cash provided by investing activities of $10.4 million for the year ended December 31, 2017 reflected proceeds of the maturities of our short-term investments of $10.6 million, offset by the purchase of property and equipment of $0.3 million. Net cash was used in investing activities of $0.7 million and $0.2 million for the years ended December 31, 2016 and 2015, respectively, which primarily reflected the purchase of property and equipment for research and development activities.

Financing Activities

Net cash provided by financing activities of $7.0 million for the year ended December 31, 2017 consisted of net proceeds of the issuance of convertible notes of $5.7 million, as well as and cash acquired in conjunction with our merger of $0.5 million and the proceeds from the exercise of warrants and stock options. There was no cash provided by (used in) financing activities for the year ended December 31, 2016. Net cash provided by financing activities of $1.9 million for the year ended December 31, 2015 consisted primarily of net proceeds from the issuance of convertible notes.

Capital Expenditures in Last Three Fiscal Years

In 2017, 2016 and 2015, our capital expenditures amounted to $0.1 million, $0.8 million and $0.3 million, respectively, which related to the purchase of property and equipment primarily for research and development activities, as described above under “Investing Activities.”

Funding Requirements

We anticipate that we will continue to generate annual net losses for the foreseeable future, and we expect the losses to increase as we continue the development of, and seek regulatory approvals for, our product candidates, and begin commercialization of our products. As a result, we will require additional capital to fund our operations, and funding may not be available to us on acceptable terms or at all.

Our future funding requirements will depend on many factors, including the following:

•	the cost and timing of hiring new employees to support our continued growth;
•	the scope, rate of progress, results and cost of our future clinical studies, nonclinical testing, and other related activities;
•	the cost of manufacturing clinical supplies, and establishing commercial supplies, of our product candidates and any products that we may develop;
•	the costs associated with legal proceedings, including our ongoing proxy contest;
•	the cost, timing, and outcomes of regulatory approvals;
•	the cost and timing of establishing our commercial infrastructure, and distribution capabilities;
•	costs associated with filing requirements under Section 16 of the Exchange Act; and
•

the terms and timing of any collaborative, licensing, and other arrangements that we may establish, including any required upfront payments, license fees for research and development arrangements, research and development funding, milestone payments, and royalties on future sales upfront milestone and royalty payments thereunder.

We expect to satisfy future cash needs through existing capital balances and through some combination of public or private equity offerings, debt financings, collaborations, strategic alliances, licensing arrangements, and other marketing and distribution arrangements.

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

Current Financing Outlook

We have financed our operations to date primarily through proceeds from sales of our Ordinary Shares and other equity and debt securities and payments received in conjunction with our collaboration efforts. We have incurred losses and generated negative cash flows from operations since inception. To date, we have not generated any revenue from the sale of products and we do not expect to generate revenues from sale of our products in the near term. We believe that our existing capital resources will be sufficient to fund our operations for at least twelve months from the filing of this Form 20-F, however, we believe that we will need to raise additional funds before we have positive cash flow from operations.

Recent Accounting Pronouncements

See footnote 2 to our consolidated financial statements.

5.C	Research and Development, Patents and Licenses, etc.

For a discussion of our research and development policies, see Item 5.A. “Research and Development” above. For a discussion of our patents, see Item 4.B “Intellectual Property” above.

5.D	Trend Information

For trend information, see Item 3.D. “Risk Factors” described above, Item 5 “Operating and Financial Review and Prospects – Overview” and “– Operating Results,” and Item 4 “Information on the Company” above.

5.E	Off-Balance Sheet Arrangements

Except for standard operating leases, we have not engaged in any off-balance sheet arrangements, such as the use of unconsolidated subsidiaries, structured finance, special purpose entities or variable interest entities.

5.F	Contractual Obligations

The following table summarizes our contractual obligations at December 31, 2017:

(Dollars in thousands)	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years
Operating leases	$8,858	$556	$2,505	$2,659	$3,138
Purchase obligations	1,505	1,505	-	-	-
Total	$10,363	$2,061	$2,505	$2,659	$3,138

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
6.A.	Directors and senior management

Executive Officers and Directors

The following table sets forth information regarding our executive officers and directors as of March 1, 2018:

Name	Age	Position(s)
Executive Officers
Mark R. Herbert	39	Interim President
Non-Employee Directors
Stuart Collinson, Ph.D. (4)	58	Director and Executive Chairman of the Board
Joseph E Payne	46	Director
Craig Willett (1)(2)(3)(4)(5)	57	Director
David Shapiro, M.D. (1)(2)(3) (4)	63	Director
Daniel E. Geffken (1)(2)(3) (4)(5)	61	Director

(1)	Indicates independent director under Nasdaq rules.
(2)	Member of the Audit Committee.
(3)	Member of the Compensation Committee.
(4)	Member of the Executive Committee.
(5)	Member of the Nominating and Corporate Governance Committee.

Executive Officer

Mark Herbert has served as our Interim President since February 2018. Mr. Herbert joined Arcturus in 2015, and previously served as our Vice President of Business Development and Alliance Management. He previously was Head of U.S. Business Development and Sales at STA Pharmaceutical Co., Ltd., WuXi AppTec’s small molecule development and manufacturing division, from 2013 to 2015, where he was responsible for all North American business development and marketing activities. Prior to WuXi AppTec, Mr. Herbert served as Director of Pharmaceutical Sciences at Aragon Pharmaceuticals, Inc. from 2009 to 2013, which was acquired by Johnson & Johnson in 2013. Mr. Herbert’s background includes over 15 years of experience in business and technical development of large and small molecules working across a number of different platforms and therapeutic areas. Mr. Herbert received a B.S. in Chemistry from Kent State University and a Master of Science in Synthetic Organic Chemistry from Indiana University.

Non-Employee Directors

Stuart Collinson, Ph.D. has served on the board of directors and as Executive Chairman of the board of directors of Arcturus Therapeutics Ltd. (formerly Alcobra Ltd.) since November 2017. Prior to the merger, Dr. Collinson served on Arcturus Therapeutics, Inc.’s board of directors since May 2014 and as Executive Chairman since January 2015, and also providing consulting services to Arcturus Therapeutics, Inc. Dr. Collinson is currently a partner at Forward Ventures, a position he has held since 2002, the Executive Chairman of Tioga Pharmaceuticals, Inc., a private clinical stage pharmaceutical company, a position he has held since 2005, a director of Soleno Therapeutics, Inc., a public pharmaceutical company, a position he has held since March 2017, and an advisor to ZoBio, B.V., a position he has held since 2001. Previously he was Chairman, Chief Executive Officer and President of Aurora Biosciences Corp. (acquired by Vertex Pharmaceuticals Inc.), a public biotechnology company, from 1999 to 2001. Before Aurora, Dr. Collinson was Chief Executive Officer of Andaris Limited (acquired by Quadrant, now part of Perrigo), a private biotechnology company, in 1998. He held senior management positions at GlaxoWellcome plc (now GlaxoSmithKline plc) from 1994 until 1998 and Baxter International Inc. from 1989 to 1994, and was a consultant with The Boston Consulting Group from 1985 to 1987. Dr. Collinson was previously a director of Essentialis Inc. (acquired by Capnia, Inc., now Soleno Therapeutics, Inc.) from 2005 to March 2017, Affinium Pharmaceuticals, Inc. (acquired by Debiopharma Group) from 2007 to February 2014, Cabrellis Pharmaceuticals Corp. (acquired by Pharmion Corp., now part of Celgene Corp.) in 2006, Conforma Therapeutics Corp. (acquired by BiogenIdec, Inc.) from 2002 to 2006, GeneOhm Sciences, Inc. (acquired by Becton, Dickinson and Company) from 2001 to 2006, NovaCardia, Inc. (acquired by Merck & Co, Inc.) from 2003 to 2007, Proprius Pharmaceuticals, Inc. (acquired by Cypress Bioscience, Inc.) from 2007 to 2008, and Vertex Pharmaceuticals Inc. from 2002 to 2011. Dr. Collinson received an M.B.A. from Harvard Business School and a D.Phil. (Ph.D.) in Physical Chemistry from the University of Oxford.

Craig Willett served on Arcturus Therapeutics, Inc.’s board of directors since March 2013, and on the board of directors of Arcturus Therapeutics Ltd. (formerly Alcobra Ltd.) since November 2017. He is the President and CEO of Elizann, Inc., a company providing start-up coaching services to entrepreneurs and financial restructuring and improvement services to growth stage businesses, a position which he has held since September 1999. He is the past President and CEO of UTAZ Development Corporation, a real estate development company, a position which he held from August 1994 until December 2013. In September 1997, Mr. Willett founded Willett and Richards, CPA, LLC (formerly known as Craig Willett, CPA), an accounting firm specializing in business and real estate tax issues. Craig was also a founding director of Capital Community Bank, where he served in that capacity from April 1995 until December 2002. Mr. Willett served as a delegate to the White House Conference on Small Business in 1994. Mr. Willett also served as a member of the board of directors of Wing Enterprises, Inc., creators of the Little Giant Ladder system, from January 1994 until January 2002. Mr. Willett is a real estate broker and CPA and holds bachelor's and master's degrees in accounting from Brigham Young University.

David Shapiro, M.D. has served on the board of directors of Arcturus Therapeutics Ltd. (formerly Alcobra Ltd.) since November 2017, and currently serves as the chief medical officer of Intercept Pharmaceuticals, Inc., a public pharmaceutical company, a position he has held since 2008. He has over 30 years of clinical development experience in the pharmaceutical industry. Dr. Shapiro founded a consulting company, Integrated Quality Resources, that focused on development stage biopharmaceutical companies and was active in this role from 2005 to 2008. From 2000 to 2005, Dr. Shapiro was executive vice president, medical affairs and chief medical officer of Idun Pharmaceuticals, Inc., prior to its acquisition by Pfizer Inc. From 1995 to 1998, he was president of the Scripps Medical Research Center at Scripps Clinic. He also served as vice president, clinical research at Gensia Pharmaceuticals, Inc. and as director and group leader, hypertension clinical research at Merck Research Laboratories from 1985 to 1990. Dr. Shapiro has authored more than 25 peer-reviewed publications and organized and chaired several conferences aimed at improving product development. Dr. Shapiro served on the board of directors of Altair Therapeutics, Inc. from 2008 to 2010 and served for two terms on the Executive Committee of the Board of the American Academy of Pharmaceutical Physicians, from 1997 to 2000 and from 2004 to 2005. He is an elected Fellow of both the Royal College of Physicians of London and the Faculty of Pharmaceutical Physicians of the United Kingdom. He received his medical degree from Dundee University & Medical School, and undertook his postgraduate medical training in the university affiliated hospitals in Oxford, United Kingdom and the University of Vermont.

Daniel E. Geffken has served on Arcturus Therapeutics Ltd.’s (formerly Alcobra Ltd.’s board) since May 2013. Since October 2011, he has been Managing Director of Danforth Advisors, LLC, a management consulting firm that provides financial and strategic support to emerging life science companies. Mr. Geffken has also been the chief financial officer or chief operating officer of eight companies, four of which were U.S. public reporting companies and six of which were life science companies. He has a B.S. in Economics from The Wharton School, University of Pennsylvania, and an M.B.A. from Harvard Business School.

Joseph E. Payne previously served as President and Chief Executive Officer of Arcturus and on Arcturus Therapeutics, Inc.’s board of directors from March 2013 to February 2018. He serves on the board of directors of Arcturus Therapeutics Ltd. (formerly Alcobra Ltd.) since November 2017. Prior to joining Arcturus, Mr. Payne served as Senior Manager of Nitto Denko Corporation, a life sciences research company, from June 2009 until February 2013. Mr. Payne’s background includes over 20 years of drug discovery experience at Arcturus, Nitto Denko Corporation, Kalypsys Inc., Merck Research Labs, Bristol-Myers Squibb Co. and DuPont Pharmaceuticals Co. Mr. Payne received a Bachelor's Degree in Chemistry, magna cum laude from Brigham Young University, a Master of Science in Synthetic Organic Chemistry from the University of Calgary and an Executive Training Certificate from MIT Sloan School of Management.

6.B.	Compensation

The table below reflects the compensation granted to the five most highly compensated officers assuming that the compensation that was paid during the period of January 1, 2017 through November 14, 2017 for the previous Alcobra Ltd. officers (not included in the  Consolidated Statements of Operations and Comprehensive Loss in this Form 20-F) is combined with the compensation for the post-merger Arcturus Therapeutics Ltd. for the period November 15, 2017 through December 31, 2017. All amounts reported in the table reflect the cost based on this assumption, in U.S. Dollars. Amounts paid in NIS are translated into U.S. dollars at the rate of NIS 3.60 = U.S.$1.00, based on the average representative rate of exchange between the NIS and the U.S. dollar as reported by the Bank of Israel for the year ended December 31, 2017.

Name and Position	Salary	Benefit Cost (1)	Share-Based Payments (2)	Bonus (3)	Other (4)		Total
Irena Katsman, Former Vice President, Finance	$121,677	$54,727	$33,806	$30,419	$51,670	(3)	$292,299
Yaron Daniely, Former Chief Executive Officer, President and Director	$307,550	$50,198	$235,820	$-	$-		$593,568
Tomer Berkovitz, Former Chief Financial Officer and Chief Operating Officer	$300,803	$108,366	$164,193	$150,000	$300,000	(3)	$1,023,362
David Baker, Former Interim Executive Officer, Former Chief Commercial Officer	$413,578	$89,107	$115,902	$-	$348,504	(3)	$967,091
Jonathan Rubin, Former Chief Medical Officer	$222,142	$70,798	$99,724	$-	$309,000	(3)	$701,664

(1)

Includes the social benefits paid by us on behalf of the employees, including convalescence pay, contributions made by the company to an insurance policy or a pension fund, work disability insurance, life insurance, medical insurance, severance benefits required under Israeli law, educational fund and payments for social security. It also includes leased vehicle cost for some of the employees.

(2)

Represents the grant date fair value of options awarded in accordance with accounting guidance for equity-based compensation. All the following option share numbers and exercise prices per share give effect to the 1-for-7 reverse split implemented in connection with the merger. Ms. Katzman received a stock option for 6,250 shares with an exercise price of $8.33 per share which expired on April 30, 2018. Mr. Daniely received a stock option for 45,624 shares with an exercise price of $8.33 per share which expired on November 15, 2017. Mr. Berkovitz received a stock option for 30,358 shares with an exercise price of $8.33 per share which expired on January 15, 2018. Mr. Baker received a stock option for 21,429 shares with an exercise price of $8.33 per share which expired on November 15, 2017.

(3)

Ms. Katsman and Mr. Berkovitz each earned special success bonuses upon the closing of the merger which were earned and payable contingent upon Alcobra Ltd.’s net cash at the closing of the merger exceeding $33,250,000.

(4)	Represents compensation awarded in conjunction with separation agreements.

The aggregate amount of compensation paid or accrued to the five most highly compensated officers assuming that the compensation that was paid during the period of January 1, 2017 through November 14, 2017 for the previous Alcobra Ltd. officers (not included in the Consolidated Statements of Operations and Comprehensive Loss in this Form 20-F), combined with the officers and directors for the post-merger Arcturus Therapeutics Ltd. for the period November 15, 2017 through December 31, 2017 was approximately $3.2 million including bonuses of $0.2 million. In addition, share-based compensation in the amount of $0.6 million was awarded in 2017. This compensation includes salaries, consulting fees, directors' fees, car expenses and vacation, pension, severance, retirement or similar benefits or expenses, employer’s taxes and bonuses. The amount does not include business travel, relocation, professional and business association due and expenses reimbursed to office holders, and other benefits commonly reimbursed or paid by companies in our industry. These amounts reflect amounts paid in NIS were translated into U.S. dollars at the rate of NIS 3.60 = U.S.$1.00, based on the average representative rate of exchange between the NIS and the U.S. dollar as reported by the Bank of Israel for the year ended December 31, 2017.

6.C.	Board practices

Board of Directors and Executives – Term and Contracts

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

Board of Directors – Israeli Law

Under the Israeli Companies Law, our Board of Directors is vested with the power to set corporate policy and oversee our business. Our Board of Directors may exercise all powers and may take all actions that are not specifically granted to our shareholders or to management. Our Board of Directors serves as the primary corporate body responsible for risk management for our company, including cybersecurity risks, and periodically consults with the management of our company to obtain updates concerning, and internally discusses, the most material risks currently facing our company, and how those risks are being mitigated. Our executive officers are responsible for our day-to-day management and have individual responsibilities established by our Board of Directors. Our principal executive officer is appointed by, and serves at the discretion of, our Board of Directors, subject to the employment agreement that we have entered into with him. All other executive officers are appointed by our principal executive officer, and are subject to the terms of any applicable employment agreements that we may enter into with them.

Under our amended and restated articles of association, our Board of Directors must consist of at least five and not more than eleven directors. Our Board of Directors currently consists of five directors. We have only one class of directors. In accordance with the Israeli Companies Law and our amended and restated articles of association, our Board of Directors is required to appoint one of its members to serve as Chairman of the Board of Directors. Our Board of Directors has appointed Dr. Collinson to serve as Chairman of the Board of Directors.

External Directors – Exemption

In June 2016, we elected to be governed by a newly-adopted exemption under the Israeli Companies Law regulations that exempts us from appointing external directors and from complying with the Israeli Companies Law requirements related to the composition of the audit committee and compensation committee of our Board of Directors. Our eligibility for that exemption is conditioned upon: (i) the continued listing of our Ordinary Shares on the Nasdaq Stock Market (or one of a few select other non-Israeli stock exchanges); (ii) there not being a controlling shareholder (generally understood to be a 25% or greater shareholder) of our company under the Israeli Companies Law; and (iii) our compliance with the Nasdaq Listing Rules requirements as to the composition of (a) our Board of Directors—which requires that we maintain a majority of independent directors (as defined under the Nasdaq Listing Rules) on our Board of Directors (subject to applicable cure periods under the Nasdaq Listing Rules) and (b) the audit and compensation committees of our Board of Directors, which rules require that such committees consist solely of independent directors (at least three and two members, respectively). At the time that it was determined to exempt our company from the external director requirement, our board affirmatively determined that we meet the conditions for exemption from the external director requirement.

As a result of our election to be exempt from the external director requirement under the Companies Law, each of our directors is elected annually, at our annual general meeting of shareholders. The vote required for the election of each director is a majority of the voting power represented at the meeting and voting on the election proposal.

Board Nominations and Removal

Our directors are each elected at the annual general meeting of our shareholders and serve until the next annual general meeting. Such election is subject to the nomination, and recommendation for the Board of Directors’ nomination, by a majority of independent directors. Directors may nevertheless be removed prior to the end of their term by the majority of our shareholders at a general meeting of our shareholders or upon the occurrence of certain events, all in accordance with the Israeli Companies Law and our amended and restated articles of association.

In addition, our amended and restated articles of association allow our Board of Directors to appoint directors, to fill vacancies on our Board of Directors, for a term of office equal to the remaining period of the term of office of the directors whose offices have been vacated or appoint new additions to Board of Directors up to the maximum number of directors.

Under the Israeli Companies Law, nominations for directors may be made by any shareholder holding at least one percent (1%) of our outstanding voting power. However, any such shareholder may make such a nomination only if a written notice of such shareholder's intent to make such nomination has been given to our Board of Directors. Any such notice must include certain information which under the Israeli Companies Law requires to be provided to our shareholders, the consent of the proposed director nominee(s) to serve as our director(s) if elected and a declaration signed by the nominee(s) declaring that there is no limitation under the Israeli Companies Law preventing their election and that all of the information that is required under the Israeli Companies Law to be provided to us in connection with such election has been provided.

Board Member Qualifications

In addition to its role in making director nominations, under the Israeli Companies Law, our Board of Directors must determine the minimum number of directors who are required to have accounting and financial expertise. Under applicable regulations, a director with accounting and financial expertise is a director who, by reason of his or her education, professional experience and skill, has a high level of proficiency in and understanding of business accounting matters and financial statements, sufficient to be able to thoroughly comprehend the financial statements of the Company and initiate debate regarding the manner in which financial information is presented. In determining the number of directors required to have such expertise, our Board of Directors must consider, among other things, the type and size of our company and the scope and complexity of its operations. Our Board of Directors has determined that our company requires one director with such expertise. Mr. Craig Willett has such accounting and financial expertise.

Audit Committee

Israeli Law Requirements

Under the Israeli Companies Law, the board of directors of a public company must appoint an audit committee.

Our Audit Committee assists our Board of Directors in fulfilling its legal and fiduciary obligations in matters involving our accounting, auditing, financial reporting, internal control and legal compliance functions by pre-approving the services performed by our independent accountants and reviewing their reports regarding our accounting practices and systems of internal control over financial reporting. Our Audit Committee also oversees the audit efforts of our independent accountants and takes those actions that it deems necessary to satisfy itself that the accountants are independent of management.

Under the Israeli Companies Law, our Audit Committee is responsible for:

•	determining whether there are deficiencies in the business management practices of our Company, and making recommendations to our Board of Directors to improve such practices;
•

determining whether to approve certain related party transactions (including transactions in which an office holder has a personal interest and whether such transaction is extraordinary or material under the Companies Law) (see Item 16G. – “Corporate Governance – Approval of Related Party Transactions under Israeli Law”);

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
•

determining whether certain acts of an office holder not in accordance with his or her fiduciary duty owed to the Company are extraordinary or material and to approve such acts and certain related party transactions (including transactions in which an office holder has a personal interest) and whether such transaction is extraordinary or material under the Companies Law (see Item 16G. – “Corporate Governance – Approval of Related Party Transactions under Israeli Law”);

•

deciding whether to approve and to establish the approval process (including by tender or other competitive proceedings) for certain transactions with a controlling shareholder or in which a controlling shareholder has a personal interest; and

•	determining the process of approval of transactions that are not negligible, including determining the types of transactions that will be subject to the approval of our Audit Committee.

Nasdaq Requirements

Under the Nasdaq Listing Rules, we are required to maintain an audit committee consisting of at least three independent directors, all of whom are financially literate and one of whom has accounting or related financial management expertise. Under the Nasdaq Listing Rules, the audit committee is responsible for, among other things: the oversight of our independent registered public accounting firm; the receipt, retention, and treatment of complaints received by our company regarding accounting, internal accounting controls, or auditing matters; and the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters.

Our Audit Committee consists of Mr. Willett, who serves as the chairperson of the Audit Committee, Mr. Geffken and Dr. Shapiro, all of whom are independent under the listing standards of the Nasdaq Listing Rules. The existing Board of Directors has determined that Mr. Willett is an audit committee financial expert as defined by the SEC rules and has the requisite financial sophistication as defined by the Nasdaq Listing Rules. All of the members of our Audit Committee meet the requirements for financial literacy under the applicable Nasdaq Listing Rules. Each member of the Audit Committee is required to be (and each of the foregoing members of our Audit Committee actually is) “independent” as such term is defined in Rule 10A-3(b)(1) under the Exchange Act.

Charter

Our Board of Directors has adopted an audit committee charter setting forth the responsibilities of our Audit Committee consistent with the rules of the SEC and the Nasdaq Listing Rules, as well as the requirements for such committee under the Israeli Companies Law. The audit committee charter is posted on our website.

Compensation Committee and Compensation Policy

Compensation Committee – Israeli Law Requirements

Under the Israeli Companies Law, the board of directors of a public company must appoint a compensation committee, which must be responsible for (i) approving, and proposing for approval by the board of directors and shareholders, a compensation policy, (ii) proposing necessary revisions to the compensation policy and examining its implementation, (iii) determining whether to approve transactions with respect to the terms of office and employment of office holders, and (iv) determining, in accordance with the compensation policy, whether to exempt an engagement with an unaffiliated nominee for the position of principal executive officer from requiring shareholders’ approval. The term “office holder,” as defined in the Israeli Companies Law, includes directors, executive officers and any manager directly subordinate to the chief executive officer. Under the regulations promulgated under the Israeli Companies Law, certain exemptions and reliefs with respect to the compensation committee are granted to companies such as ours whose securities are traded outside of Israel.

Compensation Policy Requirements

The Companies Law provides that a compensation policy must serve as the basis for the decisions concerning the financial terms of employment or engagement of the office holders, including exculpation, insurance, indemnification or any monetary payment or obligation of payment in respect of employment or engagement. The compensation policy must be approved (or reapproved) not less frequently than every three years, and relate to certain factors, including advancement of the company’s objective, business plan and its long-term strategy and creation of appropriate incentives for office holders. It must also consider, among other things, the company’s risk management, size and nature of its operations. The compensation policy must furthermore consider the following additional factors:

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

The compensation policy must be approved by the board of directors, after considering the recommendations of the compensation committee. The compensation policy must also be approved by a majority of the company’s shareholders, provided that (i) such majority includes at least a majority of the shareholders who are not controlling shareholders and who do not have a personal interest in the matter, present and voting (abstentions are disregarded), or (ii) the non-controlling shareholders and shareholders who do not have a personal interest in the matter who were present and voted against the policy hold two percent or less of the outstanding voting power of the company. Other than for a newly public company, for which the regulations provide for a five-year period, for all other public companies, the compensation policy must be approved by the board of directors and the shareholders every three years. If the compensation policy is not approved by the shareholders, the compensation committee and the board of directors may nonetheless approve the policy, following further discussion of the matter and for specified reasons.

Our shareholders approved a compensation policy that meets the above requirements in February 2014, which was subsequently amended in July 2015 and again in July 2016.

Israeli Law Office Holder Compensation Approvals

Under the Israeli Companies Law, the terms of office and employment of office holders require the approval of the compensation committee and the board of directors. The terms of office and employment of directors and the principal executive officer must also be approved by shareholders. Changes to existing terms of office and employment of office holders (other than directors) can be made with the approval of the compensation committee only, if the committee determines that the change is not substantially different from the existing terms.

Under certain circumstances, the compensation committee and the board of directors may approve an arrangement that deviates from the compensation policy, provided that such arrangement is approved by the special majority of the company’s shareholders mentioned above. Such shareholder approval will also be required with respect to determining the terms of office and employment of a director or the principal executive officer during the transition period until a company adopts a compensation policy (or during any period between the three-year anniversary (or in the case of a newly public company, the initial five-year anniversary) of the last adoption of a compensation policy and the actual adoption of an updated compensation policy). Notwithstanding the foregoing, a company may be exempted from receiving shareholder approval with respect to the terms of office and employment of a candidate for principal executive officer if such candidate meets certain independence criteria, the terms are in line with the compensation policy and the compensation committee has determined for specified reasons that shareholder approval would prevent the engagement.

Compensation Committee – Nasdaq Requirements

Under the Nasdaq Listing Rules, we are required to maintain a compensation committee, consisting entirely of independent directors, which is authorized to determine the compensation of our executive officers (or, the determination of that compensation of our executive officers must be made solely by the independent members of the board of directors).

Our Compensation Committee consists of Mr. Geffken, who serves as the chairperson of the committee, Mr. Willett and Dr. Shapiro, all of whom are independent under the listing standards of the Nasdaq Listing Rules.

Compensation Committee – Charter

Our Board of Directors has adopted a compensation committee charter setting forth the responsibilities of our Compensation Committee consistent with the Nasdaq Listing Rules and the requirements under the Companies Law, as described above. The compensation committee charter requires that our Compensation Committee be comprised of at least three members. The compensation committee charter is posted on our website.

Nominating and Corporate Governance Committee

Our Nominating and Corporate Governance Committee consists of Mr. Willett, who serves as the chairperson of the committee, and Mr. Geffken, each of whom are independent under the listing standards of the Nasdaq Listing Rules. No committee member may be an employee of the Company and each member must be free from any relationship that would interfere with the exercise of his or her independent judgment, as determined by the Board of Directors, in accordance with the applicable independence requirements under the Nasdaq Listing Rules. The members of the committee and the committee chairperson are appointed by the Board of Directors. To the extent that the Board of Directors is then required to include external directors under the Companies Law, at least one such external director will serve on the Nominating and Corporate Governance Committee.

The purpose of the Nominating and Corporate Governance Committee is to: (i) oversee all aspects of the Company’s corporate governance functions on behalf of the Board of Directors; (ii) make recommendations to the Board of Directors regarding corporate governance issues; (iii) identify, review and evaluate candidates to serve as directors of the Company and review and evaluate incumbent directors; (iv) serve as a focal point for communication between such candidates, non-committee directors and the Company’s management; (v) recommend for nomination by the Board of Directors and election by the shareholders candidates to serve on the Board of Directors; and (vi) make other recommendations to the Board of Directors regarding affairs relating to the directors of the Company, including director compensation (subject to approval by the compensation committee of the Board of Directors to the extent required under Israeli law).

The Nominating and Corporate Governance Committee has the following primary responsibilities:

•

Director Nominations – The committee has the responsibility of identifying, reviewing and evaluating candidates to serve on the Company’s Board of Directors, including consideration of any potential conflicts of interest as well as applicable independence and experience requirements. The committee will also have the primary responsibility for reviewing, evaluating and considering the recommendation for nomination of incumbent directors for re-election to the Board, as well as monitoring the size of the Board of Directors. The committee will also recommend to the Board of Directors for selection candidates to the Board of Directors. The committee will also have the power and authority to consider recommendations for Board of Directors nominees and proposals submitted by the Company’s shareholders and to establish any policies, requirements, criteria and procedures, including policies and procedures to facilitate shareholder communications with the Board of Directors, to recommend to the Board of Directors appropriate action on any such proposal or recommendation and to make any disclosures required by applicable law in the course of exercising its authority.

•

Management and Board Assessment – The committee will periodically review, discuss and assess the performance of management and the Board of Directors, including Board of Directors committees, seeking input from senior management, the full Board of Directors and others. The assessment will include evaluation of the Board of Director’s contribution as a whole and effectiveness in serving the best interests of the Company and its shareholders, specific areas in which the Board of Directors and/or management believe contributions could be improved, and overall Board of Directors composition and makeup, including the reelection of current board members. The factors to be considered will include whether the directors, both individually and collectively, can and do provide the integrity, experience, judgment, commitment, skills and expertise appropriate for the Company. The committee will also consider and assess the independence of directors, including whether a majority of the Board of Directors continue to be independent from management in both fact and appearance, as well as within the meaning prescribed by the Nasdaq Listing Rules. The results of these reviews will be provided to the Board of Directors for further discussion as appropriate.

•

Board Committee Nominations – The committee, after due consideration of the interests, independence and experience of the individual directors and the independence and experience requirements of the Nasdaq Listing Rules, the rules and regulations of the SEC and applicable law, will recommend to the entire Board of Directors annually the chairmanship and membership of each committee.  The committee will conduct an annual self-evaluation.

•	Continuing Education – The committee will consider instituting a plan or program for the continuing education of directors.
•

Corporate Governance Principles – The committee has the authority to develop a set of corporate governance principles to be applicable to the Company, may periodically review and assess these principles and their application, and may recommend any changes deemed appropriate to the Board of Directors for its consideration. Further, the committee will periodically review Company policy statements to determine their adherence to the Company’s code of conduct.

•

Procedures for Information Dissemination – The committee will oversee and review the processes and procedures used by the Company to provide information to the Board of Directors and its committees. The committee should consider, among other factors, the reporting channels through which the Board of Directors and its committees receive information and the level of access to outside advisors where necessary or appropriate, as well as the procedures for providing accurate, relevant and appropriately detailed information to the Board of Directors and its committees on a timely basis.

•

Director Compensation – The committee will periodically review the compensation paid to non-employee directors for their service on the Board of Directors and its committees and recommend any changes considered appropriate to the compensation committee, which in turn can recommend to the full Board of Directors for its approval.

•

Management Succession – The committee will periodically review with the Chief Executive Officer the plans for succession to the offices of the Company’s executive officers and make recommendations to the Board of Directors with respect to the selection of appropriate individuals to succeed to these positions.

•

Self-Assessment – The committee will review, discuss and assess its own performance at least annually. The committee will also periodically review and assess the adequacy of the committee charter, including the committee’s role and responsibilities as outlined in the committee charter, and will recommend any proposed changes to the Board of Directors for its consideration.

•

Reporting to the Board – The committee, through the committee chairperson, will report all material activities of the committee to the Board of Directors from time to time or whenever so requested by the Board of Directors.

Nominating and Corporate Governance Committee – Nasdaq Requirements

We maintain a Nominating and Corporate Governance Committee, consisting entirely of independent directors, which is authorized to oversee our corporate governance functions on behalf of the Board of Directors and identify, review and evaluate candidates to serve as directors of the company (including coordinating communication between candidates, non-committee directors and the company’s management, making nomination recommendations and other recommendations regarding director-related affairs).

Our Nominating and Corporate Governance Committee consists of Mr. Willett, who serves as the chairperson of the committee, and Mr. Geffken, both of whom are independent under the listing standards of the Nasdaq Listing Rules.

Nominating and Corporate Governance Committee – Charter

Our Board of Directors has adopted a Nominating and Corporate Governance Committee Charter setting forth the responsibilities of the Nominating and Corporate Governance Committee consistent with the Nasdaq Listing Rules and the requirements under the Companies Law, as described above. The Nominating and Corporate Governance Committee Charter requires that our Nominating and Corporate Governance Committee be comprised of at least two members. The Nominating and Corporate Governance Committee Charter is posted on our website. The Nominating and Corporate Governance Committee holds at least one regular meeting per year and additional meetings, as the committee deems appropriate.

Executive Committee

In February 2018, our Board of Directors appointed an executive committee. The roles of this committee are (i) to assist in the implementation of the business strategy of our company, subject to board approval for matters outside of the ordinary course of business (and for other matters for which board approval is required under the Israeli Companies Law), and (ii) to exercise such other duties as the board may resolve from time to time. The members of our Executive Committee consist of Dr. Collinson, who serves as chairman of the executive committee, Mr. Geffken, Mr. Willett and Dr. Shapiro.

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

Our executive management consists of our Interim President. We further have service agreements with U.S.-based regulatory consultants as well as additional U.S.-based clinical consultants who are members of our clinical advisory board. We believe that we maintain good relations with all of them. Note that December 31, 2017 reflects post-merger Arcturus Therapeutics Ltd. while December 31, 2016 and 2015 reflect combined employees for both Alcobra Ltd. and Arcturus Therapeutics, Inc.

Over the past three years (as of the end of each such year), the number of our employees by function was as follows:

	As of December 31,
Function	2017	2016	2015
Research, development and quality assurance	49	36	20
Administration, finance and operations	11	20	18
Total	60	56	38

As of the end of each of the past three years, the number of our employees by geographic area was as follows:

	As of December 31,
Geographic area	2017	2016	2015
Israel	2	14	15
United States	58	42	23
Total	60	56	38

The significant shift in the geographic area in which our employees are situated as of December 31, 2017 relative to the prior year-ends resulted from the merger. Upon consummation of the merger, we essentially discontinued our pre-merger Israeli operations and shifted our operations to San Diego, California, where Arcturus’ operations have historically been based.

6.E.	Share ownership

As of March 1, 2018, for those officers and directors listed in the compensation table in Item 6.B., such executive officers and directors beneficially owned less than 1% of our issued and outstanding Ordinary Shares.

2010 Incentive Option Plan

We maintain one equity incentive plan - our 2010 Incentive Option Plan, or our 2010 Plan. As of March 1, 2018, a total of 465,558 shares were reserved for issuance under our 2010 Plan, of which options to purchase 21,448 Ordinary Shares were issued and outstanding thereunder. Of such outstanding options, all the options were vested as of March 1, 2018 with a weighted average exercise price of $3.99 per share.

Our 2010 Plan, which was adopted by our Board of Directors in February 2010, and approved by our shareholders in July 2015, provides for the grant of options to our and our affiliates’ respective directors, employees, office holders, service providers and consultants. On December 16, 2014, our Board of Directors adopted an appendix to the 2010 Plan for U.S. residents, which was later approved by our shareholders. The initial reserved pool under our 2010 plan has been increased by our Board of Directors a number of times, and most recently on March 13, 2017.

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

In the event of a merger or consolidation of our company subsequent to which we shall no longer exist as a legal entity, or a sale of all, or substantially all, of our shares or assets or other transaction having a similar effect on us, then outstanding options under the 2010 Plan shall be assumed, or an equivalent option shall be substituted, by such successor corporation or an affiliate thereof or, in case the successor corporation refuses to assume or substitute the option, our Board of Directors or its designated committee may (a) provide the grantee with the opportunity to exercise the option as to all or part of the shares, vested or otherwise, and (b) specify a period of time, no less than seven days, following which all outstanding options shall terminate.

Arcturus Therapeutics Ltd. Incentive Plan

The Company assumed the 2013 Arcturus Therapeutics Inc. Equity Incentive Plan, or the 2013 Plan, in conjunction with the merger. Arcturus options outstanding on the merger date were replaced with the Company’s options under the Company’s 2010 Incentive Option Plan (“2010 Plan”) with the same terms and equivalent value. No future grants will be awarded from the 2013 Plan which has been extinguished. As of March 1, 2018, options to purchase 232,513 Ordinary Shares were issued and outstanding under the 2013 Plan. Of such outstanding options, options to purchase 165,949 Ordinary Shares were vested as of March 1, 2018 with a weighted average exercise price of $2.89 per share.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
7.A.	Major shareholders

The following table sets forth information with respect to the beneficial ownership of our Ordinary Shares as of March 1, 2018 by:

•	each person or entity known by us to own beneficially 5% or more of our outstanding shares;
•	each of our directors and executive officers individually; and
•	all of our executive officers and directors as a group.

The beneficial ownership of Ordinary Shares is determined in accordance with the rules of the SEC and generally includes any Ordinary Shares over which a person exercises sole or shared voting or investment power, or the right to receive the economic benefit of ownership. For purposes of the table below, we deem shares subject to options or warrants that are currently exercisable or exercisable within 60 days of March 1, 2018, to be outstanding and to be beneficially owned by the person holding the options or warrants for the purposes of computing the percentage ownership of that person, but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. The percentage of shares beneficially owned is based on 10,324,435 Ordinary Shares outstanding as of March 1, 2018 (excluding the shares repurchased by the Company as set forth herein). Prior to March 1, 2018, the Company has exercised its right to repurchase 366,274 Ordinary Shares (subject to Israeli court approval, which we are seeking) pursuant to a Common Stock Purchase Agreement, dated March 4, 2013, as amended on September 27, 2017, by and between Mr. Payne and the Company. Mr. Payne contests this repurchase. See Item 8.A. “Consolidated statements and other financial information – Legal Proceedings” for more information.

The following table sets forth information regarding the beneficial ownership by each person or entity known to beneficially own more than 5% of our Ordinary Shares as of March 1, 2018, or a different date, if so provided in the table below or footnotes thereof.

According to our transfer agent, as of March 1, 2018, there were 82 record holders of our Ordinary Shares, one of which (Cede & Co., the nominee of the Depositary Trust Company) is a U.S. holder holding 39% of our outstanding Ordinary Shares. The number of record holders in the United States is not representative of the number of beneficial holders nor is it representative of where such beneficial holders are resident since many of these Ordinary Shares are held by beneficially brokers or other nominees on behalf of their clients. None of our shareholders has different voting rights from other shareholders.

We are not owned or controlled, directly or indirectly, by another corporation or by any foreign government. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

Except as indicated in footnotes to this table, we believe that the shareholders named in this table have sole voting and investment power with respect to all shares shown to be beneficially owned by them, based on information provided to us by such shareholders. Unless otherwise noted below, each beneficial owner’s address is: c/o Arcturus Therapeutics Ltd., 10628 Science Center Drive, Suite 250, San Diego, California, 92121.

	Ordinary Shares Beneficially Owned
5% or Greater Shareholders	Number	Percentage
Padmanabh Chivukula (1)	732,548	7.1%
Franklin Resources, Inc., Charles B. Johnson, Rupert H. Johnson, Jr., Franklin Advisers, Inc. (2)	639,642	6.2%
Bradley Sorenson(3)	587,918	5.7%
Directors and Executive Officers
Joseph E. Payne(4)	1,098,823	10.6%
Craig Willett(5)	866,342	8.4%
Mark R. Herbert (6)	736,515	7.1%
Stuart Collinson(7)	164,887	1.6%
Daniel Geffen(8)	6,966	*
David Shapiro	-	*
All directors and executive officers as a group (6 persons)	2,873,533	27.8%

* Represents beneficial ownership of less than 1% of our outstanding ordinary shares

(1)

Consists of 732,548 Ordinary Shares subject to a Voting Trust Agreement, dated as of February 11, 2018, by and among the Company, Padmanabh Chivukula, and Mark Herbert (the “Voting Trust Agreement”). Dr. Chivukula does not hold voting power over such shares, and such shares are subject to certain transfer restrictions pursuant to the Voting Trust Agreement. Mark Herbert is the trustee under the Voting Trust Agreement with sole voting power over the 732,548 Ordinary Shares subject to such Voting Trust Agreement.

(2)

Based solely on an Amendment 2 to Schedule 13G filed with the SEC on December 11, 2017, and which reflects holdings as of November 30, 2017. The address of these shareholders is One Franklin Parkway, San Mateo, CA 94403-1906.

(3)

Based on a Schedule 13D filed with the SEC on January 19, 2018. Consists of: (i) 577,392 Ordinary Shares, (ii) presently-exercisable options to purchase 4,669 Ordinary Shares and (iii) call options to purchase an aggregate of an additional 5,857 Ordinary Shares.

(4)

Based on a Schedule 13D filed with the SEC on February 6, 2018, which reflected ownership of 1,465,097 Ordinary Shares by Mr. Payne, which number has been reduced to 1,098,823 Ordinary Shares following the purchase from Mr. Payne by the Company of 366,274 of those Ordinary Shares (subject to Israeli court approval, which we are seeking), which were unvested and were available for repurchase by the Company pursuant to a Common Stock Purchase Agreement, dated March 4, 2013, as amended on September 27, 2017, by and between Mr. Payne and the Company. Mr. Payne contests this repurchase. See Item 8.A “Consolidated statements and other financial information – Legal Proceedings” for more information.

(5)

Based on a Schedule 13D filed with the SEC on February 7, 2018. Consists of (i) 108,282 Ordinary Shares held directly by Mr. Willett, (ii) 280,810 Ordinary Shares held by DUR Holdings, LC, (iii) 294,113 Ordinary Shares held by Phoenician Enterprises, Ltd., and (iv) 183,137 Ordinary Shares held by 6-W Discretionary Trust. Mr. Willett is the president of Elizann, Inc., which is the manager of DUR Holdings, LC, and therefore Mr. Willett may be deemed to have voting and investment power with respect to the securities held by DUR Holdings, LC. Mr. Willett is the general partner of Phoenician Enterprises, Ltd. and therefore may be deemed to have voting and investment power with respect to the securities held by Phoenician Enterprises, Ltd. Mr. Willett is the trustee of 6-W Discretionary Trust and therefore may be deemed to have voting and investment power with respect to the securities held by 6-W Discretionary Trust.

(6)

Based on a Schedule 13D filed with the SEC on February 22, 2018, which reflects ownership by Mr. Herbert of sole voting power of 732,548 Ordinary Shares subject to the Voting Trust Agreement and presently-exercisable options to purchase 3,967 Ordinary Shares within 60 days of March 1, 2018. Dr. Chivukula contests Mr. Herbert’s authority to vote such shares. See Item 8.A. “Consolidated statements and other financial information – Legal Proceedings” for more information.

(7)	Consists of (i) 154,001 Ordinary Shares and (ii) 10,886 Ordinary Shares issuable upon the exercise of an option within 60 days of March 1, 2018.
(8)	Consists of Ordinary Shares issuable upon the exercise of an option within 60 days of March 1, 2018.
7.B.	Related party transactions

See Item 10.B. “Memorandum and Articles of Association – Approval of Related Party Transactions” for a discussion of the requirements of Israeli law regarding special approvals for transactions involving directors, officers or controlling shareholders.

Providence Agreement

During 2016, we entered into a Research Collaboration and License Agreement with a related party, Providence Therapeutics, Inc. (“Providence”) whose CEO and President is also one of our stockholders, to identify and optimize microRNA modulators and/or mimetics for the treatment of neoplastic diseases. In April 2017, the Providence Agreement was amended to include mRNA for the treatment of neoplastic disease. As part of the agreement, we granted Providence the exclusive rights to research, develop, manufacture and commercialize such products and Providence made an upfront payment of $500,000 which is being amortized over the research term. Each party is responsible for their own research costs under the agreement, and Providence is responsible for all of the development costs through the completion of Phase 2 clinical trials. We are entitled to share in future product revenue of each product provided that we share in the product’s post Phase 2 costs. Separately, Providence has agreed to pay a specified rate for the use of our employees. For the years ended December 31, 2017 and 2016, we have recognized $1.0 million and $0.5 million, respectively, in revenue related to the amortization of the upfront payment and revenue related to the use of our employees and expense reimbursements. As of December 31, 2017, amounts owed from Providence to us totaled to $0.1 million and were not recognized as revenues nor account receivable in our financial statements as it collectability is not reasonably assured. Further, the December 31, 2017 amount outstanding and all future billable costs through the date of this 20-F filing have not been paid and certain amounts are now past due. During 2017, our stock issuance agreement with the President and CEO of Providence was modified to remove the vesting conditions of the original grant and we recognized $1.5 million in related stock compensation expense. As of December 31, 2017 and 2016, the President and CEO of Providence held a 5.7% and 10% ownership interest in our Company. In May 2018, we sent a letter to Providence requesting payment for past due invoices and requesting evidence that Providence had satisfied a funding requirement under the parties’ agreement.

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

Indemnification Agreements and Insurance Coverage

Our amended and restated articles of association permit us to exculpate, indemnify and insure each of our directors and office holders to the fullest extent permitted by the Israeli Companies Law. We have entered into indemnification agreements with each of our directors and other office holders, undertaking to indemnify them to the fullest extent permitted by Israeli law. We have also obtained Directors’ & Officers’ insurance for each of our officers and directors.

Merger Agreement and Lock-Up Agreements

Merger Agreement

As described in the “Introduction” to this annual report, on November 15, 2017, our company, Arcturus Therapeutics Ltd. (formerly known as Alcobra Ltd.), an Israeli company through its wholly-owned subsidiary, Aleph MergerSub, Inc., a Delaware corporation (or Merger Sub), completed the merger with Arcturus Therapeutics, Inc., a Delaware corporation, in accordance with the terms of the merger agreement. Pursuant to the merger agreement, Merger Sub merged with and into Arcturus Therapeutics, Inc., with Arcturus Therapeutics, Inc. surviving as our wholly-owned subsidiary. In connection with, and prior to the completion of, the merger, we effected a 1-for-7 reverse stock split of our Ordinary Shares. The transactions contemplated by the merger agreement (including the merger and the reverse stock split) were approved by our shareholders at the extraordinary general meeting of shareholders held on November 12, 2017.

In connection with the merger, we changed our name to “Arcturus Therapeutics Ltd.” and our business became primarily the business conducted by Arcturus Therapeutics, Inc., i.e., that of a preclinical nucleic acid medicines company focused on developing therapeutics for rare, infectious, fibrotic, and respiratory diseases with significant unmet medical needs.

Immediately prior to and in connection with the merger, each outstanding share of Arcturus Therapeutics, Inc.’s capital stock (other than common stock), whether in the form of preferred stock, warrants and convertible notes, was converted into one share of Arcturus Therapeutics, Inc.’s common stock at ratios determined in accordance with Arcturus Therapeutics, Inc.’s certificate of incorporation then in effect. Under the terms of the merger agreement, at the effective time of the merger, we issued Ordinary Shares to Arcturus Therapeutics, Inc.’s stockholders, at an exchange ratio of 0.293 Ordinary Shares per share of Arcturus Therapeutics, Inc.’s common stock outstanding immediately prior to the merger. The exchange ratio was determined through arms-length negotiations between our company and Arcturus Therapeutics, Inc. An aggregate of approximately 6,631,712 Ordinary Shares were issued to the Arcturus Therapeutics, Inc.’s stockholders in the merger. Our company also assumed all of the stock options issued and outstanding under Arcturus Therapeutics, Inc.’s 2013 Equity Incentive Plan with such stock options henceforth representing the right to purchase .293 Ordinary Shares for which they were entitled prior to the merger.

Immediately after the merger, there were approximately 10,568,901 Ordinary Shares outstanding with the former Arcturus Therapeutics, Inc. stockholders, warrantholders and noteholders owning approximately 62.5% of our Ordinary Shares, and our preexisting shareholders’ constituting approximately 37.5% of our Ordinary Shares.

The Ordinary Shares of Alcobra Ltd, which had been listed on the Nasdaq Global Market prior to the merger, and were traded, through the close of business on November 15, 2017 under the ticker symbol “ADHD,” commenced trading on the Nasdaq Global Market, under the ticker symbol “ARCT” on November 16, 2017. The Ordinary Shares were given a new CUSIP number following the merger: M1492T 105.

Lock-Up Agreements

In connection with the Merger, David Shapiro, Padmanabh Chivukula, Stuart Collinson, Joseph Payne, Craig Willett, Orli Tori and Daniel Geffken (each, a “Shareholder”) entered into lock-up agreements. Each Shareholder agreed that the Shareholder will not, subject to the exceptions set forth in the applicable lock-up agreement, for 180 days after November 15, 2017 (i.e., until May 14, 2018), directly or indirectly (a) offer, pledge, sell, contract to sell or otherwise transfer or dispose of any merger shares, or any securities convertible into or exercisable or exchangeable for merger shares, or (b) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the merger shares. The foregoing restrictions are subject to exceptions for transfers: as charitable gifts and donations, to a trust for the direct or indirect benefit of the Shareholder or immediate family member, as testamentary dispositions, to certain affiliates of the Shareholder, by operation of law in connection with qualified domestic order or divorce settlement, not involving a change in beneficial ownership, and if held in trust, from the trust to beneficiaries or their estates. Transferees who acquire merger shares pursuant to any of the foregoing exceptions must agree in writing to be bound by the terms and conditions of the applicable Shareholder’s lock-up agreement. Further, a Shareholder may (a) exercise an option to purchase merger shares and transfer such shares to Arcturus to cover tax withholding obligations (but the underlying shares will continue to be subject to the lock-up restrictions and any applicable Exchange Act filing will contain a disclosure explaining the exercise and reason for the sale); (b) establish a 10b5-1 trading plan under the Exchange Act provided such plan does not provide for any transfers of merger shares during the lock-up period; and (c) transfer or dispose of merger shares acquired on the open market following close of the Merger. Any attempted transfers in violation of the lock-up agreements will be of no effect and null and void, regardless of whether the purported transferee has any actual or constructive knowledge of the transfer restrictions in the applicable lock-up agreement, and will not be recorded on the stock transfer books of the Company.

7.C.	Interests of experts and counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION
8.A.	Consolidated statements and other financial information

Our financial statements are included in this annual report pursuant to Item 18. As described in Item 3.A. above, since November 15, 2017, the merger has been reflected in our financial statements as a recapitalization whereby Arcturus is the deemed accounting acquirer and Alcobra Ltd. is the deemed accounting acquiree. Our financial statements reflect Arcturus’, not Alcobra Ltd.’s, results of operations and financial condition for all periods prior to November 15, 2017.

Legal Proceedings

Israel Litigation

On February 25, 2018, Joseph Payne, a current Director and former CEO of the Company, filed an action in the District Court at Tel Aviv – Yafo against the Company, its board of directors, Dr. Chivukula, and certain officers alleging that the separation agreement the Company entered into with a resigning officer, Dr. Chivukula, was unlawful and void, and seeking a restraining order and temporary remedies against the Company. Later that same day, in response to the plaintiff's ex parte request, the court issued a temporary restraining order, ordering the Company to preserve the status quo until the court could consider the matter further. On March 1, 2018, the Company filed a request for clarification of and partial relief from this order. On March 5, 2018, the court ruled on the Company’s request, clarifying its temporary restraining order was limited to the remedies sought in the February 25, 2018 motion. On March 12, 2018, the Company filed an opposition to plaintiff's motion for a restraining order. On March 28, 2018, plaintiff filed a motion seeking to extend the temporary restraining order and asking for various remedies related to a then-scheduled May 7, 2018 Extraordinary General Meeting of the Company’s shareholders that the Company noticed on March 11, 2018, including remedies that might affect the agenda of the Extraordinary General Meeting and therefore the language of the proxy, and seeking to restrain certain conduct, including any changes in the Company’s share capital, until such Extraordinary General Meeting. The court ordered the Company to file its answer to this motion by April 15, 2018. On April 8, 2018, the Company filed a notice with the court informing it that, inter alia, due to the fact that Mr. Payne chose to delay his submission of the motion to 'expand' the temporary remedies and to question the agenda of the Extraordinary General Meeting – on Friday, April 6, 2018, the Company's Board convened and approved the postponement of the date of the Extraordinary General Meeting, until the court issues a decision on Mr. Payne's motion to ”expand” the temporary remedies. Later that day (April 8, 2018), Mr. Payne moved for another temporary restraining order seeking to prevent the board from delaying the Extraordinary General Meeting.  The Company responded to the motion to extend the temporary restraining order on April 15, 2018. On May 13, 2018, the court issued its ruling on the motion to expand the temporary remedies. The court set the agenda of the Extraordinary General Meeting, and ordered the Company to convene a Board meeting within seven days, and to summon an Extraordinary General Meeting within 35 days from that date. In addition, the court ruled that the motion regarding changes in the Company's share capital will be decided in a hearing scheduled for May 23, 2018.

On April 18, 2018, the Company sent notice of a board meeting scheduled for April 20, 2018 to approve a private placement transaction.  On April 20, 2018, Mr. Payne obtained a temporary restraining order stating that any such approval by the board may be vacated by the court.  On April 22, 2018, the Company filed an opposition to the temporary restraining order, on April 25, 2018 the court held an emergency hearing on the temporary restraining order. On April 26, 2018 Mr. Payne and Dr. Chivukula filed a reply to the Company's opposition, and on April 27, 2018 certain other shareholders filed position statements with the court supporting Mr. Payne. On April 27, 2018, the Company filed a notice. On April 29, 2018, the court ruled that the temporary restraining order would stay in place. On May 2, 2018, the Company submitted a motion to amend the protocol of the hearing that took place on April 25, 2018 and to reconsider the decision of April 29, 2018. The Company therefore asked the court to direct that cross- examinations will be held on the hearing scheduled for May 9, 2018, and afterwards the court will reconsider the decision of April 29, 2018. The court ordered Mr. Payne to answer the Company's motions from May 2, 2018 by May 6, 2018. On May 6, 2018, the court ordered the Company to respond to Mr. Payne’s answer to the Company’s motions from May 2, 2018 to May 8, 2018. Because of the proximity to the day set for hearing, the Company asked the court to schedule another hearing for the cross-examinations. On May 13, 2018, the court denied the Company's motion to amend the protocol of the hearing that took place on April 25, 2018, but granted the Company's motion to reconsider the decision of April 29, 2018 and ordered that cross- examinations will be held on May 23, 2018.

Chivukula Arbitration

On March 21, 2018, the Company filed an arbitration demand before JAMS in San Diego, CA, seeking to arbitrate the validity of the separation agreement and related claims between the Company and Dr. Chivukula. On or about April 10, 2018, Dr. Chivukula filed an objection to the arbitration. On or about April 12, 2018, the Company responded to his objection. On April 20, 2018 JAMS preliminarily rejected the basis for Dr. Chivukula’s objection to the arbitration and appointed Mr. Charles H. Dick, Jr. as the arbitrator. No arbitration date has been scheduled.

California State Court Litigation

On March 27, 2018, the Company and Arcturus Therapeutics, Inc. filed an action in the Superior Court of the State of California, San Diego County captioned Arcturus Therapeutics Ltd.; Arcturus Therapeutics, Inc. v. Joseph E. Payne, Case No. 37-2018-00015271-CU-BC-CTL alleging that Mr. Payne (1) breached his confidentiality and employment agreements, (2) breached his fiduciary duties to the plaintiffs during his service as President and CEO of the plaintiffs and as a director of the plaintiffs’ respective boards of directors, (3) interfered with contractual relations by encouraging Dr. Chivukula, a resigning officer, to breach the consulting agreement entered into by and between Dr. Chivukula and Arcturus Therapeutics, Inc. and the voting trust agreement entered into by and between Dr. Chivukula and the Company, and (4) interfered with prospective business advantage by encouraging Company shareholders to vote against the ratification of the appointment of Ernst & Young LLP in the United States as the Company’s independent auditor. The lawsuit seeks injunctive and monetary relief. Discovery requests have been served on Mr. Payne. The deadline for Mr. Payne to respond to the complaint and the discovery requests is May 15, 2018. A civil case management conference has been set for August 31, 2018.

California Federal Court Litigation

On April 19, 2018, the Company filed an action in the United States District Court, Southern District of California captioned Arcturus Therapeutics, Inc. v. Joseph E. Payne; Peter Farrell; Andrew Sassine; Bradley Sorenson; James Barlow; and Does 1 through 100, Case No. 18cv766-MMA(NLS) alleging that the Defendants have violated and continue to violate Section 13(d) of the Exchange Act, 15 U.S.C. §78m(d), and Regulation 13D by failing to disclose in Schedule 13D filings the existence of group agreements to buy, sell, or vote shares of the Company and effect a change in the composition of the Company’s board of directors. The lawsuit seeks injunctive relief. On April 24, 2018, the Company filed a motion seeking a Temporary Restraining Order, Preliminary Injunction, and Expedited Discovery. On April 25, 2018, the court denied the Company’s request for a Temporary Restraining Order but scheduled a hearing for the Company’s motion for a Preliminary Injunction and Expedited Discovery for May 21, 2018.

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

The Israeli Companies Law imposes further restrictions on our ability to declare and pay dividends. See Item 10.B. “Articles of Association – Rights, Preferences and Restrictions of Shares” for additional information.

Payment of dividends may be subject to Israeli and U.S. withholding taxes. See Item 10.E. “Taxation” for additional information.

8.B.	Significant changes

There have been no other significant changes from December 31, 2017 until the date of the filing of this annual report.

ITEM 9.	THE OFFER AND LISTING
9.A.	Offer and listing details

Our Ordinary Shares were listed on the Nasdaq Capital Market from May 22, 2013 to March 28, 2014, and have been listed on the Nasdaq Global Market since March 28, 2014. Prior to May 22, 2013 there was no public trading market for our Ordinary Shares. Our trading symbol on Nasdaq is “ARCT” (since November 16, 2017) and was previously “ADHD” (through the close of business on November 15, 2017). The following table sets forth for the periods indicated the high and low sales prices per Ordinary Share as reported on the Nasdaq Global Market (and for periods prior to March 28, 2014, on the Nasdaq Capital Market), as adjusted for our 1-for-7 reverse stock split effected on November 15, 2017:

Annual Information:	Low	High
2017	$5.81	$18.04
2016	$12.39	$45.50
2015	$25.76	$66.50
2014	$21.84	$178.08
2013	$45.50	$188.72
Quarterly Information:
First Quarter 2017	$5.81	$18.04
Second Quarter 2017	$7.07	$9.31
Third Quarter 2017	$6.52	$8.75
Fourth Quarter 2017	$6.72	$15.19
First Quarter 2016	$22.06	$45.50
Second Quarter 2016	$22.05	$40.25
Third Quarter 2016	$13.65	$37.52
Fourth Quarter 2016	$12.39	$20.30
Monthly Information:
May 2018 (through May 9, 2018)	$4.94	$5.97
April 2018	$4.90	$5.82
March 2018	$5.06	$6.54
February 2018	$4.78	$7.69
January 2018	$7.55	$10.45
December 2017	$7.94	$9.26
November 2017	$8.41	$11.48

9.B.	Plan of distribution

Not applicable.

9.C.	Market for Ordinary Shares

Our Ordinary Shares are listed on the Nasdaq Global Market.

9.D.	Selling shareholders

Not applicable.

9.E.	Dilution

Not applicable.

9.F.	Expenses of the issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION
10.A.	Share capital

Not applicable.

10.B.	Memorandum and Articles of Association

Securities Register

We are registered with the Israeli Registrar of Companies. Our registration number is 51-409899-5. Section 1.2 of our amended and restated articles of association provides that we may engage in any type of lawful business.

Authorized Share Capital

On November 12, 2017, our shareholders approved amendments to our articles of association increasing our authorized share capital to NIS 2,100,000, divided into 30,000,000 Ordinary Shares of par value NIS 0.07 per share.

Approval of Related Party Transactions Under Israeli Law

The Israeli Companies Law requires that certain transactions, actions and arrangements be approved as provided for in a company's articles of association and in certain circumstances by the audit committee or the compensation committee, by the board of directors itself and/or by the shareholders. The vote required by the audit committee, compensation committee and the board of directors for approval of such matters, in each case, is a majority of the non-conflicted (referred to under the Israeli Companies Law as “disinterested”) directors participating in a duly convened meeting. If, however, a majority of the members participating in any such committee or board meeting have a conflict of interest (a “personal interest,” under the Israeli Companies Law) in the approval of such matter, then all directors may participate in the discussions and in the voting on such matter, and in such case the matter shall also be subject to shareholder approval.

Approval of Transactions with Office Holders

The Israeli Companies Law requires that an office holder promptly disclose to the board of directors any personal interest that he or she may have concerning any existing or proposed transaction with the company, as well as any substantial information or document with respect thereof. An interested office holder's disclosure must be made promptly and in any event no later than the first meeting of the board of directors at which the transaction is considered. A personal interest includes an interest of any person in an act or transaction of a company, including a personal interest of one's relative or of a corporate body in which such person or a relative of such person is a 5% or greater shareholder, director or chief executive officer or in which he or she has the right to appoint at least one director or the chief executive officer, but excluding a personal interest stemming from one's ownership of shares in the company. A personal interest furthermore includes the personal interest of a person for whom the office holder holds a voting proxy or the interest of the office holder with respect to his or her vote on behalf of the shareholder for whom he or she holds a proxy even if such shareholder itself has no personal interest in the approval of the matter. An office holder is not, however, obliged to disclose a personal interest if it derives solely from the personal interest of a relative of such office holder in a transaction that is not considered an extraordinary transaction. Under the Israeli Companies Law, an extraordinary transaction is defined as any of the following:

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

Arrangements regarding the terms of engagement and compensation of directors generally require the approval of the compensation committee, the board of directors and the shareholders. Arrangements concerning the terms of engagement and compensation of all other office holders generally require the approval of the compensation committee and the board of directors, and, generally, in the case of the engagement and compensation of the chief executive officer, by the shareholders as well pursuant to an ordinary majority that also constitutes a special, disinterested, majority, as described below under “Approval of Transactions with Controlling Shareholders” (and which excludes controlling shareholders from being counted toward that special, disinterested, majority).

Pursuant to the Israeli Companies Law, generally a director who has a personal interest in an extraordinary transaction which is brought for discussion before the board of directors or its committees shall neither vote in nor attend discussions concerning the approval of such transaction. If the director did vote or attend as aforesaid, the approval given to the aforesaid activity or arrangement will generally be invalid.

Approval of Transactions with Controlling Shareholders

Pursuant to Israeli law, the disclosure requirements regarding personal interests that apply to directors and executive officers also apply to a controlling shareholder of a public company. In the context of a transaction involving a controlling shareholder or an officer who is a controlling shareholder of the Company, a controlling shareholder also includes any shareholder who holds 25% or more of the voting rights if no other shareholder holds more than 50% of the voting rights. Two or more shareholders with a personal interest in the approval of the same transaction are deemed to be a single shareholder and may be deemed a controlling shareholder for the purpose of approving such transaction. Extraordinary transactions, including private placement transactions, with a controlling shareholder or in which a controlling shareholder has a personal interest, and engagements with a controlling shareholder or his or her relative, directly or indirectly, including through a corporation in his or her control, require the approval of the audit committee (or, in the case of a compensatory matter, by the compensation committee), the board of directors and the shareholders of the Company, in that order. Such shareholder approval must be by an ordinary majority that also fulfills one of the following, additional requirements (we refer to this below as a special, disinterested majority):

•

approval by a majority of the votes of shareholders who have no conflict of interest (referred to under the Israeli Companies Law as a personal interest) in the approval of the proposal and who are present and voting, in person or by proxy, at the meeting; or

•

the votes of disinterested shareholders (as described in the previous bullet point) who vote against the proposal may not represent more than two percent (2%) of the outstanding voting rights in the company.

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

Shareholder Duties

Pursuant to the Companies Law, a shareholder has a duty to act in good faith and in a customary manner toward the company and other shareholders and to refrain from abusing his or her power in the company, including, among other things, in voting at the general meeting of shareholders and at class shareholder meetings with respect to the following matters:

•	an amendment to the company’s articles of association;
•	an increase of the company’s authorized share capital;
•	a merger; or
•	the approval of interested party transactions and acts of office holders that require shareholder approval.

A shareholder also has a general duty to refrain from discriminating against other shareholders.

In addition, certain shareholders have a duty of fairness toward the company. These shareholders include any controlling shareholder, any shareholder who knows that it has the power to determine the outcome of a shareholder vote or a shareholder class vote and any shareholder who has the power to appoint or to prevent the appointment of an office holder of the company or other power towards the company. The Israeli Companies Law does not define the substance of this duty of fairness, except to state that the remedies generally available upon a breach of contract will also apply in the event of a breach of the duty to act with fairness.

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

Rights, Preferences and Restrictions of Shares

•

General. Our share capital is NIS 2,100,000, divided into 30,000,000 Ordinary Shares, par value NIS 0.07 per share. The Ordinary Shares do not have cumulative voting rights in the election of directors. As a result, the holders of Ordinary Shares that represent more than 50% of the voting power have the power to elect all of the directors.

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

Under Israeli law, dividends may only be paid out of our profits and other surplus funds, as defined in the Israeli Companies Law, as of the end of the most recent year or as accrued over a period of the most recent two years, whichever amount is greater, provided that there is no reasonable concern that payment of a dividend will prevent us from satisfying our existing and foreseeable obligations as they become due

•

Transfer of shares; record dates. Fully paid up Ordinary Shares may be freely transferred pursuant to our amended and restated articles of association unless such transfer is restricted or prohibited by another instrument or securities laws. Each shareholder who would be entitled to attend and vote at a general meeting of shareholders is entitled to receive notice of any such meeting. For purposes of determining the shareholders entitled to notice and to vote at such meeting, the board of directors will fix a record date.

•

Voting; annual general and extraordinary meetings. Subject to any rights or restrictions for the time being attached to any class or classes of shares, each shareholder shall have one vote for each share of which he or she is the holder, whether on a show of hands or on a poll. Our amended and restated articles of association do not permit cumulative voting and it is not mandated by Israeli law. Votes may be given either personally or by proxy. A proxy need not be a shareholder. If any shareholder is without legal capacity, he may vote by means of a trustee or a legal custodian, who may vote either personally or by proxy. If two or more persons are jointly registered as owners of a share, the vote of the senior person who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the vote(s) of the other registered holder(s) of the share and, for this purpose seniority shall be determined by the order in which the names stand in the shareholder register.

•

Quorum for general meetings. The quorum required for our general meetings of shareholders consists of at least two shareholders present in person, by proxy or written ballot who hold or represent between them at least one-third of the total outstanding voting rights. A meeting adjourned for lack of a quorum is generally adjourned to the same day in the following week at the same time and place or to a later time/date if so specified in the notice of the meeting. At the reconvened meeting, any two or more shareholders present in person or by proxy shall constitute a lawful quorum.

•

Notice of general meetings. Under the Israeli Companies Law, in certain cases at least 21 days’, and for other agenda items at least 35 days’, notice of any general meeting, specifying the place, the day and the hour of the meeting and, in the case of special business, the nature of such business, shall be given in the manner hereinafter mentioned, to such shareholders as are under the provisions of our amended and restated articles of association, entitled to receive notices from us. Only shareholders of record as reflected on our share register at the close of business on the date fixed by the board of directors as the record date determining the shareholders who will be entitled to vote, shall be entitled to vote, in person or by proxy, at a general meeting and any postponement or adjournment thereof.

•

Annual meeting; agenda; extraordinary meeting. Annual general meetings are held at least once in every calendar year at such time (within a period of 15 months after the holding of the last preceding General Meeting), and at such time and place as may be determined by the Board of Directors. At a general meeting, decisions shall be adopted only on matters that were specified on the agenda. Our Board of Directors is obligated to call an extraordinary general meeting of the shareholders upon a written request in accordance with the Israeli Companies Law. The Israeli Companies Law provides that an extraordinary general meeting of shareholders shall be called based on (i) a decision of the board of directors, (ii) a request by two directors or 25% of the directors in office, or (iii) a request by shareholders holding at least 5% of the issued share capital of the company and at least 1% of the voting rights, or of shareholders holding at least 5% of the voting rights of the company.

•

Majority vote. Except as otherwise provided in our amended and restated articles of association or for matters requiring a special majority under the Israeli Companies Law, any resolution at a general meeting shall be deemed adopted if approved by the holders of a majority of our voting rights represented at the meeting in person or by proxy and voting thereon. In the case of an equality of votes, the chairman of the meeting shall not be entitled to a further vote.

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

Restrictions on Shareholders Rights to Own Securities

Our amended and restated articles of association and the laws of the State of Israel do not restrict in any way the ownership or voting or our shares by non-residents of Israel, except with respect to subjects of countries that are in a state of war with Israel.

Acquisitions under Israeli Law

Full tender offer

A person wishing to acquire shares of an Israeli public company and who would as a result hold over 90% of the target company’s issued and outstanding share capital or of a class of shares is required by the Israeli Companies Law to make a tender offer to all of the company’s shareholders for the purchase of all of the issued and outstanding shares of the company or of the class (as applicable).

If the shareholders who do not respond to or accept the offer hold less than 5% of the issued and outstanding share capital of the company or of the applicable class of the shares, and more than half of the shareholders who do not have a personal interest in the offer accept the offer, all of the shares that the acquirer offered to purchase will be transferred to the acquirer by operation of law. However, a tender offer will be accepted if the shareholders who do not accept it hold less than 2% of the issued and outstanding share capital of the company or of the applicable class of the shares (regardless of the percentage of shareholders who do not have a personal interest in the offer accept the offer).

Upon a successful completion of such a full tender offer, any shareholder that was an offeree in such tender offer, whether such shareholder accepted the tender offer or not, may, within six months from the date of acceptance of the tender offer, petition the Israeli court to determine whether the tender offer was for less than fair value and that the fair value should be paid as determined by the court. However, under certain conditions, the offeror may stipulate in the terms of the tender offer that an offeree who accepted the offer will not be entitled to petition the Israeli court as described above.

If the shareholders who did not respond or accept the tender offer hold at least 5% of the issued and outstanding share capital of the company or of the applicable class, the acquirer may not acquire from shareholders who accepted the tender offer shares of the company that will increase its holdings to more than 90% of the company’s issued and outstanding share capital or of the applicable.

Special tender offer

The Israeli Companies Law provides that an acquisition of shares of an Israeli public company must be made by means of a special tender offer if as a result of the acquisition the purchaser would become a holder of at least 25%, or more than 45%, of the voting rights in the company. This rule does not apply if there is already another holder of at least 25% or more than 45% (as applicable) of the voting rights in the company.

These requirements do not apply if the acquisition (i) occurs in the context of a private offering, on the condition that the shareholders meeting approved the acquisition as a private offering whose purpose is to give the acquirer at least 25% , or more than 45%, of the voting rights in the company if there is no person who holds at least 25%, or more than 45%, of the voting rights in the company, as applicable; or (ii) was from a shareholder holding at least 25%, or more than 45%, of the voting rights in the company and resulted in the acquirer becoming a holder of at least 25%, or more than 45%, of the voting rights in the company.

The special tender offer may be consummated only if (i) at least 5% of the voting power attached to the company’s outstanding shares will be acquired by the offeror and (ii) the special tender offer is accepted by a majority of the votes of those offerees who gave notice of their position in respect of the offer. In counting the votes of offerees, the votes of a holder of control in the offeror, a person who has personal interest in acceptance of the special tender offer, a holder of at least 25% of the voting rights in the company, or any person acting on their or on the offeror’s behalf, including their relatives or companies under their control, are not taken into account.

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

For purposes of the shareholder vote, unless a court rules otherwise, the merger will not be deemed approved if a majority of the shares voting at the shareholders meeting (excluding abstentions) that are held by parties other than the other party to the merger, any person who holds 25% or more of the means of control of the other party to the merger or any one on their behalf (including their relatives or corporations controlled by any of them), vote against the merger.

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

Potential Issues that Could Delay a Merger

Certain provisions of Israeli corporate and tax law may have the effect of delaying, preventing or making more difficult any merger or acquisition of us. Any merger or acquisition of us may require the prior consent of the Israel Innovation Authority (formerly known as the Office of the Chief Scientist), as well as the Investment Center See Item 3.D. “Risk Factors – Risks Related to Israeli Law and Our Operations in Israel.”

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

We have not entered into any material contracts other than in the ordinary course of business and other than those described in Item 4 “Information on the Company,” Item 5 “Operating and Financial Review and Prospects” or elsewhere in this annual report.

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

General corporate tax structure in Israel

As of January 1, 2018, Israeli resident companies, such as us, are generally subject to corporate tax at the rate of 23% on their taxable income. For the years ended December 31, 2017 and 2016, the corporate tax rate was 24% and 25%, respectively.

Capital gains derived by an Israeli resident company are generally subject to tax at the same rate as the corporate tax rate. Under Israeli tax legislation, a corporation will be considered as an “Israeli Resident” if it meets one of the following: (a) it was incorporated in Israel; or (b) its business is managed and controlled from Israel.

Taxation of our Israeli shareholders on receipt of dividends

Israeli residents who are individuals are generally subject to Israeli income tax for dividends paid on our Ordinary Shares (other than bonus shares or share dividends) at a rate of 25%, or 30% if the recipient of such dividend is a “substantial shareholder” (as defined below) at the time of distribution or at any time during the preceding 12-month period.

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

The term “Israeli Resident” for individuals is generally defined under the Israeli Income Tax Ordinance [New Version], 1961, or the Israeli Tax Ordinance, as an individual whose center of life is in Israel. According to the Israeli Tax Ordinance, in order to determine the center of life of an individual, account will be taken of the individual’s family, economic and social connections, including: (a) the place of the individual’s permanent home; (b) the place of residence of the individual and his family; (c) the place of the individual’s regular or permanent place of business or the place of his permanent employment; (d) place of the individual’s active and substantial economic interests; (e) place of the individual’s activities in organizations, associations and other institutions. The center of life of an individual will be presumed to be in Israel if: (a) the individual was present in Israel for 183 days or more in the tax year; or (b) the individual was present in Israel for 30 days or more in the tax year, and the total period of the individual’s presence in Israel in that tax year and the two previous tax years is 425 days or more. The presumption in this paragraph may be rebutted either by the individual or by the assessing officer.

Israeli resident corporations are generally exempt from Israeli corporate income tax with respect to dividends paid on our Ordinary Shares so long as the profits out of which the dividends were paid, were derived in Israel.

Capital Gains Taxes Applicable to Israeli Resident Shareholders

The income tax rate applicable to Real Capital Gain derived by an Israeli individual from the sale of shares which had been purchased after January 1, 2012, whether listed on a stock exchange or not, is 25%. However, if such shareholder is considered a “substantial shareholder” (as defined above) at the time of sale or at any time during the preceding 12-month period and/or claims a deduction for interest and linkage differences expenses in connection with the purchase and holding of such shares, such gain will be taxed at the rate of 30%.

Moreover, capital gains derived by an individual shareholder who is a dealer or trader in securities, or to whom such income is otherwise taxable as ordinary business income, are taxed in Israel at his/her marginal ordinary income tax rates (up to 50% in 2017, including excess tax as detailed below).

Israeli resident corporations are generally subject to regular corporate tax rate (24% in 2017 and 23% as of 2018) with respect to capital gains generated from the sale of our Ordinary Shares.

Taxation of Non-Israeli Shareholders on Receipt of Dividends

Non-Israeli residents are generally subject to Israeli income tax on the receipt of dividends paid on our Shares at the rate of 25% (or 30% for individuals, if such individual is a “substantial shareholder” at the time receiving the dividend or on any date in the 12 months preceding such date), unless a tax certificate is obtained in advance from the Israeli Tax Authority authorizing withholding-exempt remittances or a reduced rate of tax pursuant to an applicable tax treaty between Israel and the shareholder’s country of residence.

A non-Israeli resident who receives dividends from which tax was fully withheld is generally exempt from the duty to file tax returns in Israel in respect of such income; provided that (i) such income was not derived from a business conducted in Israel by the taxpayer, (ii) the taxpayer has no other taxable sources of income in Israel with respect to which a tax return is required to be filed and (iii) the taxpayer is not obliged to pay excess tax (as further explained below).

For example, under the Convention Between the Government of the United States of America and the Government of Israel with Respect to Taxes on Income, as amended (the “U.S.-Israel Tax Treaty”), Israeli withholding tax on dividends paid to a U.S. resident for treaty purposes may not, in general, exceed 25%, subject to certain conditions. Where the recipient is a U.S. corporation owning 10% or more of the outstanding shares of the voting stock of the paying corporation during the part of the paying corporation’s taxable year which precedes the date of payment of the dividend and during the whole of its prior taxable year (if any) and not more than 25% of the gross income of the paying corporation for such prior taxable year (if any) consists certain interest or dividends, the Israeli tax withheld may not exceed 12.5%, subject to certain conditions.

Payers of dividends on our Ordinary Shares, including the Israeli stockbroker effectuating the transaction, or the financial institution through which the securities are held, are generally required, subject to any of the foregoing exemptions, reduced tax rates and the demonstration of a shareholder regarding his, her or its foreign residency, to withhold tax upon the distribution of dividend at the rate of 25% (whether the recipient is a substantial shareholder or not), so long as the shares are registered with a nominee company.

Capital gains income taxes applicable to non-Israeli shareholders.

Non-Israeli resident shareholders are generally exempt from Israeli capital gains tax on any gains derived from the sale, exchange or disposition of our Ordinary Shares, provided that such shareholders did not acquire their shares prior to January 1, 2009 or acquired their shares after the Company was listed for trading on a stock exchange and such gains were not derived from a permanent establishment or business activity of such shareholders in Israel. However, non-Israeli corporations' shareholders will not be entitled to the foregoing exemptions if an Israeli resident (i) has a controlling interest of more than 25% in such non-Israeli corporation or (ii) is the beneficiary of or is entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

In addition, a sale of securities by a non-Israeli resident may be exempt from Israeli capital gains tax under the provisions of an applicable tax treaty. For example, under the U.S.-Israel Tax Treaty, the sale, exchange or disposition of our Ordinary Shares by a shareholder who is a U.S. resident (for purposes of the U.S.-Israel Tax Treaty) holding the Ordinary Shares as a capital asset and is entitled to claim the benefits afforded to such a resident by the U.S.-Israel Tax Treaty (such shareholder is referred to herein as a Treaty U.S. Resident), is generally exempt from Israeli capital gains tax unless: (i) such Treaty U.S. Resident is an individual and was present in Israel for 183 days or more in the aggregate during the relevant taxable year; (ii) such Treaty U.S. Resident holds, directly or indirectly, shares representing 10% or more of our voting power of the Company during any part of the 12 month period preceding such sale, exchange or disposition, subject to certain conditions; (iii) the capital gains arising from such sale, exchange or disposition are attributable to a permanent establishment of the Treaty U.S. Resident located maintained in Israel, subject to certain conditions; (iv) the capital gains arising from such sale, exchange or disposition is attributed to real estate located in Israel; or (v) the capital gains arising from such sale, exchange or disposition is attributed to royalties. In any such case, the sale, exchange or disposition of our Ordinary Shares would be subject to Israeli tax, to the extent applicable. However, under the U.S.-Israel Tax Treaty, such Treaty U.S. Resident would be permitted to claim a credit for such taxes against U.S. federal income tax imposed on any gain from such sale, exchange or disposition, under the circumstances and subject to the limitations specified in the U.S.-Israel Income Tax Treaty.

Regardless of whether shareholders may be liable for Israeli income tax on the sale of our Ordinary Shares, the payment of the consideration may be subject to withholding of Israeli tax at the source. Accordingly, shareholders may be required to demonstrate that they are exempt from tax on their capital gains in order to avoid withholding at source at the time of sale. Specifically, in transactions involving a sale of all of the shares of an Israeli resident company, in the form of a merger or otherwise, the Israel Tax Authority may require from shareholders who are not liable for Israeli tax to sign declarations in forms specified by this authority or obtain a specific exemption from the Israel Tax Authority to confirm their status as non-Israeli resident, and, in the absence of such declarations or exemptions, may require the purchaser of the shares to withhold taxes at source.

Excess Tax

Individuals who are subject to tax in Israel are also subject to an additional income tax at a rate of 2% (increased to 3% beginning in 2017 and thereafter) on annual taxable income or gain exceeding a certain threshold (NIS 803,520 for 2016 and NIS 640,000 for 2017 and thereafter, which amount is linked to the annual change in the Israeli consumer price index), including, but not limited to, dividends, interest and capital gain.

Estate and gift tax

Currently, Israeli law does not impose estate or gift taxes.

Material United States Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations of the purchase, ownership and disposition of our Ordinary Shares. This discussion applies only to holders that hold our Ordinary Shares as capital assets (generally, property held for investment) for U.S. federal income tax purposes. This discussion is based on current provisions of the Code, existing and proposed U.S. Treasury Regulations promulgated thereunder, and current administrative rulings and judicial decisions, all as in effect as of the date of this Annual Report on Form 20-F, and all of which are subject to change or to differing interpretation, possibly with retroactive effect. Any change could alter the tax consequences to our shareholders described in this Annual Report on Form 20-F. There can be no assurance that the IRS will not challenge one or more of the tax consequences described in this Annual Report on Form 20-F.

U.S. Federal Income Taxation

This discussion does not address all aspects of U.S. federal income taxation that may be relevant to a particular shareholder in light of that shareholder's individual circumstances nor does it address any aspects of U.S. state, local or non-U.S. taxes, the alternative minimum tax, the estate or gift taxes, or the Medicare tax on net investment income. This discussion also does not consider any specific facts or circumstances that may apply to a shareholder and does not address the special tax rules applicable to particular shareholders, such as:

•	financial institutions;
•	brokers or dealers in securities;
•	tax-exempt organizations;
•	pension plans;
•	owners that hold our Ordinary Shares as part of a straddle, hedge, conversion transaction, synthetic security or other integrated investment;
•	traders in securities that have elected the mark-to-market method of accounting for their securities holdings;
•	insurance companies;
•	controlled foreign corporations;
•	passive foreign investment companies;
•	persons that have a functional currency other than the U.S. dollar;
•	persons who have acquired our Ordinary Shares pursuant to the exercise of an option or otherwise in a compensatory transaction;
•	persons that own, or are deemed to own, more than five percent of our Ordinary Shares (except to the extent specifically set forth below);
•	accrual-method taxpayers subject to special tax accounting rules under Section 451(b) of the Code;

•	non-U.S. governments; and
•	certain U.S. expatriates.

This discussion does not address the tax treatment of partnerships or other entities that are pass-through (or disregarded) entities for U.S. federal income tax purposes or persons who hold their Ordinary Shares through partnerships or such other pass-through or disregarded entities. The tax treatment of a partner in an entity or arrangement that is treated as a partnership for U.S. federal income tax purposes generally will depend upon the status of the partner and the activities of the partnership. A partner in a partnership or other pass-through entity that will hold our Ordinary Shares should consult his, her or its own tax advisor regarding the tax consequences of acquiring, holding and disposing of our Ordinary Shares through a partnership or other pass-through entity, as applicable.

For purposes of this discussion, the term “Non-U.S. Holder” means an applicable beneficial owner of our Ordinary Shares that is not a U.S. Holder. As used in this discussion, the term “U.S. Holder” means:

•	an individual who is a citizen or resident of the United States;
•

a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or of any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or
•

a trust if (1) a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have authority to control all substantial decisions of the trust or (2) the trust has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person.

THIS DISCUSSION IS FOR GENERAL INFORMATION ONLY AND IS NOT, AND IS NOT INTENDED TO BE, LEGAL OR TAX ADVICE. SHAREHOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. INCOME AND OTHER TAX CONSIDERATIONS OF ACQUIRING, HOLDING AND DISPOSING OF OUR ORDINARY SHARES. IN ADDITION, SIGNIFICANT CHANGES IN U.S. FEDERAL INCOME TAX LAWS WERE RECENTLY ENACTED. SHAREHOLDERS SHOULD ALSO CONSULT WITH THEIR TAX ADVISORS WITH RESPECT TO SUCH CHANGES IN U.S. TAX LAW AS WELL AS POTENTIAL CONFORMING CHANGES IN STATE TAX LAWS.

Treatment of the Company as a U.S. Corporation for U.S. Federal Income Tax Purposes

We believe that we are treated as a U.S. domestic corporation for U.S. federal income tax purposes under Section 7874 of the Code and therefore we are subject to U.S. federal income tax. We have not sought or obtained an opinion of legal counsel or a ruling from the U.S. Internal Revenue Service, which we refer to as the IRS, regarding our treatment as a U.S. domestic corporation. Accordingly, there can be no assurance that the IRS will not challenge our treatment as a U.S. domestic corporation or that the U.S. courts will uphold our status as a U.S. domestic corporation in the event of an IRS challenge. This summary assumes that we will be treated as a U.S. domestic corporation for U.S. federal income tax purposes.

U.S. Holders

Distributions on Our Ordinary Shares to U.S. Holders

As discussed under “Dividends” in Item 8.A. above, we do not expect to make cash dividends to holders of our Ordinary Shares in the foreseeable future. Distributions, if any, on our Ordinary Shares generally will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. If a distribution exceeds our current and accumulated earnings and profits, the excess will be treated as a tax-free return of the U.S. Holder’s investment, up to such shareholder’s tax basis in the Ordinary Shares. Any remaining excess will be treated as capital gain, subject to the tax treatment described below under the heading “Sale, Exchange or Other Taxable Disposition of Our Ordinary Shares by U.S. Holders.” Subject to applicable limitations and requirements, dividends received on our Ordinary Shares generally should be eligible for the “dividends received deduction” available to corporate shareholders. Dividends paid by us to a non-corporate U.S. Holder generally will be eligible for taxation at preferential rates if certain holding period requirements are met.

Any dividends paid by us to U.S. Holders are expected to be treated as U.S.-source for U.S. federal income tax purposes. As described in Item 10.E. “Taxation—Israeli Taxation Considerations,” dividends paid with respect to our Ordinary Shares might be subject to Israeli withholding taxes. For U.S. federal income tax purposes, the amount of a dividend would include any amounts withheld by us in respect of Israeli taxes. U.S. Holders should consult their tax advisers as to whether the rate of any such Israeli taxes may be reduced under the provisions of the U.S.-Israeli income tax treaty and the creditability of such Israeli taxes in their particular circumstances.

The US dollar value of any distribution made by us in foreign currency will be calculated by reference to the exchange rate in effect on the date of the U.S. Holder’s actual or constructive receipt of such distribution, regardless of whether the foreign currency is in fact converted into U.S. dollars. If the foreign currency is converted into U.S. dollars on such date of receipt, the U.S. Holder generally will not recognize foreign currency gain or loss on such conversion. If the foreign currency is not converted into U.S. dollars on the date of receipt, such U.S. Holder will have a basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Any gain or loss on a subsequent conversion or other taxable disposition of the foreign currency generally will be U.S.-source ordinary income or loss to such U.S. Holder.

Sale, Exchange or Other Taxable Disposition of Our Ordinary Shares by U.S. Holders

A U.S. Holder will recognize gain or loss for U.S. federal income tax purposes upon a sale or other taxable disposition of our Ordinary Shares in an amount equal to the difference between the amount realized from such sale or disposition and the U.S. Holder's adjusted tax basis in such Ordinary Shares. A U.S. Holder's adjusted tax basis in our Ordinary Shares generally will be the U.S. Holder's cost for such Ordinary Shares. Any such gain or loss generally will be U.S.-source capital gain or loss and will be long-term capital gain or loss if, on the date of sale or disposition, such U.S. Holder held such Ordinary Shares for more than one year. Long-term capital gains derived by non-corporate U.S. Holders are eligible for taxation at reduced rates. The deductibility of capital losses is subject to significant limitations.

Information Reporting and Backup Withholding for U.S. Holders

We must report annually to the IRS and to each U.S. Holder the gross amount of the distributions on our Ordinary Shares paid to such holder and the tax withheld, if any, with respect to such distributions. Payments of dividends on or proceeds arising from the sale or other taxable disposition of our Ordinary Shares by U.S. Holders generally will be subject to information reporting and backup withholding if a U.S. Holder (i) fails to furnish such U.S. Holder's correct U.S. taxpayer identification number (generally on IRS Form W-9), (ii) furnishes an incorrect U.S. taxpayer identification number, (iii) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding, or (iv) fails to certify under penalty of perjury that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules generally will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability or will be refunded, if the U.S. Holder furnishes the required information to the IRS in a timely manner.

Non-U.S. Holders

Distributions on Our Ordinary Shares to Non-U.S. Holders

As discussed under “Dividends” in Item 8.A. above, we do not expect to make cash dividends to holders of our Ordinary Shares in the foreseeable future. Distributions, if any, on our Ordinary Shares generally will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. If a distribution exceeds our current and accumulated earnings and profits, the excess will be treated as a tax-free return of the Non-U.S. Holder’s investment, up to such shareholder’s tax basis in the Ordinary Shares. Any remaining excess will be treated as capital gain, subject to the tax treatment described below under the heading “Sale, Exchange or Other Taxable Disposition of Our Ordinary Shares by Non-U.S. Holders.” Any such distributions will also be subject to the discussion below under the headings “Information Reporting and Backup Withholding for Non-U.S. Holders” and “FATCA for Non-U.S. Holders.”

Dividends paid to a Non-U.S. Holder generally will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty between the United States and such holder’s country of residence.

Dividends that are treated as effectively connected with a trade or business conducted by a Non-U.S. Holder within the United States, and, if an applicable income tax treaty so provides, that are attributable to a permanent establishment or a fixed base maintained by the Non-U.S. Holder within the United States, are generally exempt from the 30% withholding tax if the Non-U.S. Holder satisfies applicable certification and disclosure requirements (generally including provision of a valid IRS Form W-8ECI (or applicable successor form) certifying that the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United

States). However, such U.S. effectively connected income, net of specified deductions and credits, is taxed in the hands of the Non-U.S. Holder at the same corporate or graduated individual U.S. federal income tax rates applicable to United States persons (as defined in the Code). Any U.S. effectively connected income received by a Non-U.S. Holder that is classified as a corporation for U.S. federal income tax purposes may also be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty between the United States and such holder’s country of residence.

A Non-U.S. Holder of our Ordinary Shares who claims the benefit of an applicable income tax treaty between the United States and such holder’s country of residence generally will be required to provide a properly executed IRS Form W-8BEN or W-8BEN-E (or successor form) and satisfy applicable certification and other requirements. Non-U.S. Holders are urged to consult their own tax advisors regarding their entitlement to benefits under a relevant income tax treaty and the specific methods available to them to satisfy these requirements.

A Non-U.S. Holder that is eligible for a reduced rate of U.S. withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by timely filing an appropriate claim for a refund with the IRS.

Sale, Exchange or Other Taxable Disposition of Our Ordinary Shares by Non-U.S. Holders

Subject to the discussion below under the headings “Information Reporting and Backup Withholding for Non-U.S. Holders” and “FATCA for Non-U.S. Holders,” a Non-U.S. Holder generally will not be subject to U.S. federal income tax or withholding tax on any gain realized upon such Non-U.S. Holder’s sale, exchange or other taxable disposition of our Ordinary Shares unless:

•

the gain is effectively connected with the Non-U.S. Holder’s conduct of a U.S. trade or business and, if an applicable income tax treaty so provides, the gain is attributable to a permanent establishment or fixed base maintained by the Non-U.S. Holder in the United States, in which case the Non-U.S. Holder generally will be taxed on a net income basis at the corporate or graduated individual U.S. federal income tax rates applicable to United States persons (as defined in the Code) and, if the Non-U.S. Holder is a foreign corporation, the branch profits tax described above in “Distributions on Our Ordinary Shares to Non-U.S. Holders” also may apply;

•

the Non-U.S. Holder is a non-resident alien individual present in the United States for a period or periods aggregating 183 days or more in the taxable year of the disposition and certain other conditions are met, in which case the Non-U.S. Holder will be subject to a 30% tax (or such lower rate as may be specified by an applicable income tax treaty between the United States and such holder’s country of residence) on the net gain derived from the disposition, which may be offset by certain U.S.-source capital losses of the non- U.S. Holder recognized in the taxable year of the disposition, if any; or

•

we are, or have been, at any time during the five-year period preceding such disposition (or the Non-U.S. Holder’s holding period, if shorter) a “U.S. real property holding corporation” unless our Ordinary Shares are regularly traded on an established securities market and the Non-U.S. Holder holds no more than 5% of our outstanding Ordinary Shares, directly or indirectly, at any time during the shorter of the five-year period ending on the date of the disposition or the period that the Non-U.S. Holder held our Ordinary Shares. Generally, a corporation is a “U.S. real property holding corporation” if the fair market value of its “U.S. real property interests” (as defined in the Code and applicable Treasury Regulations) equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. Although there can be no assurance, we believe that we are not currently, and we do not anticipate becoming, a “U.S. real property holding corporation” for U.S. federal income tax purposes. If we are a U.S. real property holding corporation and either our Ordinary Shares are not regularly traded on an established securities market or a Non-U.S. Holder holds more than 5% of our outstanding Ordinary Shares, directly or indirectly, during the applicable testing period, such Non-U.S. Holder’s gain on the disposition of our Ordinary Shares generally will be taxed in the same manner as gain that is effectively connected with the conduct of a U.S. trade or business, except that the branch profits tax generally will not apply. If we are a U.S. real property holding corporation and our Ordinary Shares are not regularly traded on an established securities market, a Non-U.S. Holder’s proceeds received on the disposition of Ordinary Shares will also generally be subject to withholding at a rate of 15%. Non-U.S. Holders are encouraged to consult their own tax advisors regarding the possible consequences to them if we are, or were to become, a U.S. real property holding corporation.

Information Reporting and Backup Withholding for Non-U.S. Holders

We must report annually to the IRS and to each Non-U.S. Holder the gross amount of the distributions on our Ordinary Shares paid to such holder and the tax withheld, if any, with respect to such distributions. Non-U.S. Holders generally will have to comply with specific certification procedures to establish that the holder is not a United States person (as defined in the Code) in order to avoid backup withholding at the applicable rate with respect to dividends on our Ordinary Shares. Generally, a Non-U.S. Holder will comply with such procedures if it provides a properly executed IRS Form W-8BEN or W-8BEN-E (or other applicable Form W-8), or otherwise meets the documentary evidence requirements for establishing that it is a Non-U.S. Holder, or otherwise establishes an exemption (and the payor does not have actual knowledge or reason to know that such holder is a United States person). Dividends paid to Non-U.S. Holders subject to withholding of U.S. federal income tax, as described above under “Distributions on Our Ordinary Shares,” will generally be exempt from U.S. backup withholding.

Information reporting and backup withholding, currently at a rate of 24%, generally will apply to the proceeds of a disposition of our Ordinary Shares by a Non-U.S. Holder effected by or through the U.S. office of any broker, whether U.S. or non-U.S., unless the holder certifies its status as a Non-U.S. Holder and satisfies certain other requirements, or otherwise establishes an exemption from backup withholding. Generally, information reporting and backup withholding will not apply to a payment of disposition proceeds to a Non-U.S. Holder where the transaction is effected outside the United States through a non-U.S. office of a broker. However, for information reporting purposes, dispositions effected through a non-U.S. office of a broker with substantial U.S. ownership or operations generally will be treated in a manner similar to dispositions effected through a U.S. office of a broker. Non-U.S. Holders should consult their own tax advisors regarding the application of the information reporting and backup withholding rules to them.

Copies of information returns may be made available to the tax authorities of the country in which the Non-U.S. Holder resides or is incorporated under the provisions of a specific treaty or agreement.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a Non-U.S. Holder can be refunded or credited against the Non-U.S. Holder’s U.S. federal income tax liability, if any, provided that an appropriate claim is timely filed with the IRS.

FATCA for Non-U.S. Holders

The Foreign Account Tax Compliance Act, or FATCA, generally imposes a 30% withholding tax on dividends on, and gross proceeds from the sale or disposition of, our Ordinary Shares paid to a foreign entity unless (i) if the foreign entity is a “foreign financial institution,” the foreign entity undertakes certain due diligence, reporting, withholding, and certification obligations, (ii) if the foreign entity is not a “foreign financial institution,” the foreign entity identifies certain of its U.S. investors, if any, or (iii) the foreign entity is otherwise exempt from FATCA.

Withholding under FATCA generally applies (1) to payments of dividends on our Ordinary Shares, and (2) to payments of gross proceeds from a sale or other disposition of our Ordinary Shares made after December 31, 2018. An intergovernmental agreement between the United States and an applicable foreign country may modify the requirements described in this section. Under certain circumstances, a Non-U.S. Holder may be eligible for refunds or credits of the tax. Non-U.S. Holders should consult their own tax advisors regarding the possible implications of FATCA on their investment in our Ordinary Shares and the entities through which they hold our Ordinary Shares, including, without limitation, the process and deadlines for meeting the applicable requirements to prevent the imposition of the 30% withholding tax under FATCA.

The preceding discussion of material U.S. federal tax considerations is for general information only. It is not legal or tax advice. shareholders should consult their own tax advisors regarding the particular U.S. federal, state, local and non-U.S. tax consequences of purchasing, holding and disposing of our Ordinary Shares, including the consequences of any proposed or recently enacted changes in applicable laws.

10.F.	Dividends and paying agents

Not applicable.

10.G.	Statement by experts

Not applicable.

10.H.	Documents on display

We are subject to certain of the information reporting requirements of the Exchange Act. As a foreign private issuer, we are exempt from the rules and regulations under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act, with respect to their purchase and sale of our shares. In addition, we are not required to file reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we are required to file with the SEC, within four months after the end of each fiscal year, an annual report on Form 20-F containing financial statements audited by an independent accounting firm. We publish unaudited interim financial information after the end of each quarter. We furnish this quarterly financial information to the SEC under cover of a Form 6-K. We expect that we will be an emerging growth company until January 1, 2019.

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

In the ordinary course of our operations, we are exposed to certain market risks, primarily changes interest rates.

Quantitative and Qualitative Disclosure About Market Risk

Interest Rates

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

As of December 31, 2017, our unrestricted cash and cash equivalents and short-term investments totaled $48.6 million. Our current investment policy has the following objectives: (i) preserve principal (capital); (ii) maintain liquidity in accordance with cash flow requirements; and (iii) maximize the rate of return within the stated guidelines in the policy. To achieve these goals, we invest available cash in bank deposits with banks that have a credit rating of at least Baa1/BBB+ and in tradable securities with high credit quality and trading liquidity, including U.S. Treasury bonds, money market funds, and corporate debt instruments that carry a rating of A2/A or better. A portion of our investments may be subject to interest rate risk and could fall in value if market interest rates increase. Our interest rate exposure is mitigated by the short-term duration of our investments. If market interest rates were to decrease immediately and uniformly by 50 basis points, or one-half of a percentage point, from levels at December 31, 2017, the net fair value of our interest-sensitive financial instruments would not have a significant effect on our results of operations. We do not enter into investments for trading or speculative purposes and have not used any derivative financial instruments to manage our interest rate risk exposure. We have not been exposed nor do we anticipate being exposed to material risks due to changes in interest rates.

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

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.	CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures

Our management, with the participation of our principal executive officer and our principal financial officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2017, or the Evaluation Date. Based on such evaluation, those officers have concluded that, as of the Evaluation Date, our disclosure controls and procedures are effective in recording, processing, summarizing and reporting, on a timely basis, information required to be included in periodic filings under the Exchange Act and that such information is accumulated and communicated to management, including our principal executive and financial officer, as appropriate to allow timely decisions regarding required disclosure.

(b) Management's Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act. Under the supervision and with the participation of our management, we conducted an evaluation of the effectiveness of our internal control over financial reporting based principally on the framework and criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission as of the end of the period covered by this report. Based on that evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2017 at providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

(c) Attestation Report of the Registered Public Accounting Firm

This annual report does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting due to an exemption for emerging growth companies provided in the JOBS Act.

(d) Changes in Internal Control over Financial Reporting

We completed the merger on November 15, 2017. As part of our ongoing activities after the merger, we are continuing to integrate our financial reporting functions and our controls and procedures between our legacy Arcturus and Alcobra Ltd. businesses. We have also been augmenting our company-wide controls to reflect the risks inherent in a business combination of the magnitude and complexity of the merger.

Other than as described in the foregoing paragraph, there were no other changes in our internal controls over financial reporting that occurred during the year ended December 31, 2017 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.	Audit Committee Financial Expert

Our Board of Directors has determined that Mr. Willett, a member of our audit committee, is an audit committee financial expert, as defined under the rules under the Exchange Act, and is independent in accordance with applicable Exchange Act rules and Nasdaq rules.

ITEM 16B.	Code of Ethics

We have adopted a written code of ethics that applies to our executive officers and employees and persons performing similar functions as well as our directors. Our Code of Business Conduct and Ethics is posted on our website at www.arcturusrx.com the content of which website is not incorporated herein.

ITEM 16C.	Principal Accountant Fees and Services

The following table sets forth the fees billed to us and our subsidiaries by our principal accountants Kost, Forer, Gabbay and Kasierer, a member of Ernst & Young Global, an independent registered public accounting firm, which served as our principal accountant for the year ended December 31, 2017 and Ernst & Young LLP, an independent registered public accounting firm, which served as the principal accountant for Arcturus Therapeutics, Inc., the accounting acquirer in the merger for the years ended December 31, 2016 and 2015.

(US Dollars in thousands)	2017	2016
Audit fees (1)	$326	$252
Audit-related fees (2)	171	-
Tax fees (3)	210	-
All other fees	-	-
Total	$707	$252

(1)

Includes fees for professional services rendered by our principal accountant in connection with the audit of our consolidated annual financial statements and services that would normally be provided by our principal accountant in connection with statutory and regulatory filings or engagements.

(2)

Audit-related fees are fees for assurance and related services rendered by our respective principal accountants that are reasonably related to the performance of their audit of our financial statements and that are not reported under “Audit-fees” above.

(3)	Tax fees are fees for services rendered by our respective principal accountants in connection with tax compliance, tax planning and tax advice.

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

(a)(1)(i) Ernst & Young LLP, which served prior to the merger as the principal accountant of Arcturus Therapeutics, Inc., the accounting acquirer in the merger, has been dismissed as the independent auditor of the registrant in regard to the audit of the December 31, 2017 financial statements. The client-auditor relationship between Arcturus Therapeutics Ltd. and Ernst & Young LLP has ceased upon the issuance of their audit report on the December 31, 2016 and 2015 financial statements included in this Form 20-F.

The existing auditor of the legal acquirer in the merger (Arcturus Therapeutics Ltd., formerly known as Alcobra Ltd.), Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global (“Kost Forer Gabbay & Kasierer”) was asked to remain the principal accountant of our company following the merger.

(ii) The reports of Ernst & Young LLP issued on May 14, 2018 on the financial statements of Arcturus Therapeutics, Inc. for each of the two fiscal years ended December 31, 2016 and 2015 did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope, or accounting principles.

(iii) Prior to consummation of the merger, we retained Kost Forer Gabbay & Kasierer as our principal accountant, and it continued to serve in that role following the merger. Consequently, we did not retain Ernst & Young LLP to serve as our principal accountant for the year ended December 31, 2017. In accordance with the requirements of the Israeli Companies Law, our decision to retain Kost Forer Gabbay & Kasierer was recommended and/or approved by each of (a) the audit committee of our board of directors, (b) our board of directors and (c) our shareholders. Under the Israeli Companies Law, we were not deemed to have changed our principal accountant after the merger, since our company as a legal entity continued to retain Kost Forer Gabbay & Kasierer to perform services as our principal accountant after the merger. Therefore, no affirmative action was required for our not retaining Kost Forer Gabbay & Kasierer. Our shareholders approved Kost Forer Gabbay & Kasierer as our principal accountant for fiscal year 2017 at our 2017 annual general meeting of shareholders, which was held in October 2017.

(iv) During each of the two fiscal years ended December 31, 2016 and 2015 and through the interim period preceding the non-continuation of Ernst & Young LLP’s services, there were no disagreements with Ernst & Young LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which, if not resolved to the satisfaction of Ernst & Young LLP, would have caused Ernst & Young LLP to make reference to the matter in connection with its reports on Arcturus Therapeutics, Inc.’s financial statements.

(v) During each of the two fiscal years ended December 31, 2016 and 2015 and through the interim period preceding the non-continuation of Ernst & Young LLP’s services, none of the reportable events listed in paragraphs (a)(1)(v)(A) through (D) of Item 16F of the SEC’s Form 20-F occurred.

(2) Based on the recommendation and/or approval by each of (a) the audit committee of our board of directors, (b) our board of directors and (c) our shareholders (at our 2017 annual general meeting of shareholders held in October 2017), Kost Forer Gabbay & Kasierer was engaged as our principal accountant for the fiscal year ending December 31, 2017. Prior to its engagement, we did not consult with Kost Forer Gabbay & Kasierer regarding matters or events set forth in paragraphs (a)(2)(i) or (a)(2)(ii) of Item 16F of the SEC’s Form 20-F related to Arcturus Therapeutics, Inc.

(3) We have provided Ernst &Young LLP with a copy of the disclosures that we have made in response to this Item 16F(a) and requested that Ernst &Young LLP furnish us with a letter addressed to the SEC stating whether it agrees with the above statements made by us in response to this Item 16F(a) and, if not, stating the respects in which it does not agree with such statements. Ernst &Young LLP’s response letter is filed as Exhibit 15.3 to this annual report on Form 20-F.

ITEM 16G.	Corporate Governance

The Sarbanes-Oxley Act, as well as related rules subsequently implemented by the SEC, requires foreign private issuers, such as us, to comply with various corporate governance practices. In addition, we are required to comply with the Nasdaq Listing Rules. Under those Nasdaq Listing Rules, we may elect to follow certain corporate governance practices permitted under the Israeli Companies Law in lieu of compliance with corresponding corporate governance requirements otherwise imposed by the Nasdaq Listing Rules for U.S. domestic issuers.

In accordance with Israeli law and practice and subject to the exemption set forth in Rule 5615 of the Nasdaq Listing Rules, we have elected to follow the provisions of the Israeli Companies Law, rather than the Nasdaq Listing Rules, with respect to the following requirements:

•

Distribution of periodic reports to shareholders; proxy solicitation. As opposed to the Nasdaq Listing Rules, which require listed issuers to make such reports available to shareholders in one of a number of specific manners, Israeli law does not require us to distribute periodic reports directly to shareholders, and the generally accepted business practice in Israel is not to distribute such reports to shareholders but to make such reports available through a public website. In addition to making such reports available on a public website, we currently make our audited financial statements available to our shareholders at our offices and will only mail such reports to shareholders upon request. As a foreign private issuer, we are generally exempt from the SEC's proxy solicitation rules.

•

Compensation of officers. Israeli law and our amended and restated articles of association do not require that the independent members of our Board of Directors (or a compensation committee composed solely of independent members of our Board of Directors) determine an executive officer’s compensation, as is generally required under the Nasdaq Listing Rules with respect to the Chief Executive Officer and all other executive officers. Instead, compensation of executive officers is determined and approved by our Compensation Committee and our Board of Directors, and in certain circumstances by our shareholders, either consistently with our Compensation Policy or, in special circumstances in deviation therefrom, taking into account certain considerations stated in the Israeli Companies Law.

•

Shareholder approval. We will seek shareholder approval for all corporate actions requiring such approval under the requirements of the Israeli Companies Law, rather than seeking shareholder approval for certain corporate actions in accordance with Nasdaq Listing Rule 5635. In particular, under this Nasdaq rule, shareholder approval is generally required for: (i) an acquisition of shares/assets of another company that involves the issuance of 20% or more of the acquirer's shares or voting rights or if a director, officer or 5% shareholder has greater than a 5% interest in the target company or the consideration to be received; (ii) the issuance of shares leading to a change of control; (iii) adoption/amendment of equity compensation arrangements; and (iv) issuances of 20% or more of the shares or voting rights (including securities convertible into, or exercisable for, equity) of a listed company via a private placement (and/or via sales by directors/officers/5% shareholders) if such equity is issued (or sold) at below the greater of the book or market value of shares. By contrast, under the Israeli Companies Law, shareholder approval is required for, among other things: (a) transactions with directors concerning the terms of their service or indemnification, exemption and insurance for their service (or for any other position that they may hold at a company), for which approvals of the compensation committee, board of directors and shareholders are all required; (b) extraordinary transactions with controlling shareholders of publicly held companies, which require approval by a special, disinterested majority of shareholders (as described above in this annual report) and (c) terms of employment or other engagement of the controlling shareholder of a company or such controlling shareholder's relative, which also require approval by a special, disinterested majority of shareholders. In addition, under the Israeli Companies Law, a merger requires approval of the shareholders of each of the merging companies.

ITEM 16H.	Mine Safety Disclosure

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements and related information pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The following consolidated financial statements, and the related notes thereto, and the Reports of Independent Public Accountants are filed as a part of this annual report.

ITEM 19.	EXHIBITS

EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION OF DOCUMENT
1.1	Amended and Restated Articles of Association of the Company, filed as Exhibit 4.1 to Form S-8 filed November 30, 2017 (File No. 333-221830) and incorporated herein by reference.

3.1	Voting Trust Agreement, dated February 11, 2018, by and among the Company, Padmanabh Chivukula, and Mark Herbert.

4.1	Form of Indemnification Agreement, filed as Exhibit 10.4 to Form F-1/A filed February 19, 2013 (File No. 333-186003) and incorporated herein by reference.

4.2	Alcobra Ltd. Amended and Restated 2010 Incentive Option Plan, filed as Exhibit 4.3 to Form 20-F filed April 28, 2017 (File No. 001-35932) and incorporated herein by reference.

4.3	2013 Equity Incentive Plan of Arcturus Therapeutics, Inc., filed as Exhibit 5.1 to Form S-8 filed November 30, 2017 (File No. 333-221830) and incorporated herein by reference.

4.4

Amended and Restated Compensation Policy for Company Office Holders, as adopted on July 19, 2016, attached as Exhibit 99.2 to the Company’s Report of Foreign Private Issuer on Form 6-K furnished to the SEC on June 8, 2016 (File No. 001-35932) and incorporated herein by reference.

4.5

Agreement and Plan of Merger and Reorganization among Alcobra Ltd., Aleph MergerSub, Inc. and Arcturus Therapeutics, Inc., dated as of September 27, 2017, annexed as Exhibit 99.2 to the Company’s Report of Foreign Private Issuer on Form 6-K furnished to the SEC on September 28, 2017 (File No. 001-35932) and incorporated herein by reference.

4.6	Lease Agreement, by and between Arcturus Therapeutics, Inc. and ARE-SD Region No. 44, LLC, dated October 4, 2017.

4.7†	Research Collaboration and License Agreement, by and between Arcturus Therapeutics, Inc. and Janssen Pharmaceuticals, Inc., dated October 18, 2017.

4.8†	Research and Exclusive License Agreement, by and between Arcturus Therapeutics, Inc. and Synthetic Genomics, Inc., effective October 24, 2017.

4.9†

Research Agreement, by and between Arcturus Therapeutics, Inc. and Millennium Pharmaceuticals, Inc., a wholly-owned subsidiary of Takeda Pharmaceutical Company Limited, effective December 6, 2016, as amended December 21, 2017.

4.10†

Research Collaboration and License Agreement, by and between Arcturus Therapeutics, Inc. and Ultragenyx Pharmaceutical Inc., entered into as of October 26, 2015, as amended October 17, 2017 and April 20, 2018.

4.11†	Letter Agreement, by and between Arcturus Therapeutics, Inc. and Cystic Fibrosis Foundation Therapeutics, Inc., dated May 16, 2017.

4.12†	Development and Option Agreement, by and between Arcturus Therapeutics, Inc. and CureVac AG, dated January 1, 2018, as amended May 3, 2018.

4.13†	Co-Development and Co-Commercialization Agreement, by and between Arcturus Therapeutics, Inc. and CureVac AG, dated January 1, 2018.

4.14†	License Agreement, by and between Arcturus Therapeutics, Inc., as successor-in-interest to Marina Biotech, Inc., and Protiva Biotherapeutics Inc., dated as of November 28, 2012.

4.15†	Patent Assignment and License Agreement, by and between Arcturus Therapeutics, Inc. and Marina Biotech, Inc., dated as of August 9, 2013.

8.1	List of Subsidiaries.

12.1	Certification of the Principal Executive Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934.

12.2	Certification of the Principal Financial Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934.

13.1	Certification of the Principal Executive Officer pursuant to 18 U.S.C. 1350.

13.2	Certification of the Principal Financial Officer pursuant to 18 U.S.C. 1350.

15.1	Consent of Ernst & Young LLP.

15.2	Consent of Kost, Forer, Gabbay & Kasierer.

15.3	Letter dated May14, 2018 of Ernst & Young LLP, as required by Item 16F of Form 20-F.

101

The following materials from our Annual Report on Form 20-F for the year ended December 31, 2017 formatted in XBRL (eXtensible Business Reporting Language): (i) the Consolidated Balance Sheets, (ii) the Consolidated Statements of Operations and Comprehensive Loss, (iii) the Consolidated Statements of Changes in Shareholders' Equity (Deficit), (iv) the Consolidated Statements of Cash Flows and (v) the Notes to Consolidated Financial Statements, tagged as blocks of text and in detail

†	Confidential treatment has been granted for certain information contained in this Exhibit. Such information has been omitted and filed separately with the SEC.

SIGNATURES

Arcturus Therapeutics Ltd. hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ARCTURUS THERAPEUTICS LTD.

By:	/s/ Mark R. Herbert
Mark R. Herbert
Interim President

Date: May 14, 2018

ARCTURUS THERAPEUTICS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2017

Kost Forer Gabbay & Kasierer 144 Menachem Begin Road, Building A Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of

ARCTURUS THERAPEUTICS LTD. (FORMERLY ALCOBRA LTD.)

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Arcturus Therapeutics Ltd. (formerly Alcobra Ltd.) and its subsidiaries (the "Company") as of December 31, 2017 and the related consolidated statements of operations and comprehensive loss, shareholders' equity and cash flows for the year ended December 31, 2017, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2017, and the results of its operations and its cash flows for the year ended December 31, 2017, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ KOST FORER GABBAY & KASIERER

A Member of Ernst & Young Global

We have served as the Company‘s auditor since 2018

Tel-Aviv, Israel

May 14, 2018

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Arcturus Therapeutics Ltd.

We have audited the accompanying consolidated balance sheet of Arcturus Therapeutics Ltd. and its subsidiaries (formerly Arcturus Therapeutics, Inc.) as of December 31, 2016, and the related consolidated statements of operations and comprehensive loss, changes in shareholders’ equity (deficit) and cash flows for each of the two years in the period ended December 31, 2016. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Arcturus Therapeutics Ltd. and its subsidiaries at December 31, 2016, and the consolidated results of their operations and their cash flows for each of the two years in the period ended December 31, 2016, in conformity with U.S. generally accepted accounting principles.

/s/Ernst & Young LLP

San Diego, California

May 14, 2018

ARCTURUS THERAPEUTICS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In U.S. dollars in thousands, except par value information)

	As of December 31,
	2017	2016
Assets
Current assets:
Cash and cash equivalents	$24,965	$8,345
Restricted cash	166	—
Short-term investments	23,608	—
Accounts receivable	480	3,633
Prepaid expenses and other current assets	1,059	353
Intangible asset held for sale	590	—
Total current assets	50,868	12,331
Property and equipment, net	1,049	1,335
Other assets	107	70
Total assets	$52,024	$13,736
Liabilities and shareholders’ equity
Current liabilities:
Accounts payable	$1,790	$3,357
Accrued liabilities	2,793	1,061
Deferred revenue	6,457	4,183
Convertible promissory notes and accrued interest	—	133
Total current liabilities	11,040	8,734
Deferred revenue, net of current portion	7,190	3,410
Other liabilities	—	15
Total liabilities	18,230	12,159
Commitments and contingencies (Note 13)
Shareholders’ equity:
Series seed preferred shares, $0.0001 par value, none authorized, issued or outstanding at December 31, 2017, 1,284 shares authorized, issued, and outstanding at December 31, 2016	—	—
Series A preferred shares, $0.0001 par value, none authorized, issued or outstanding at December 31, 2017, 2,564 authorized, 1,481 issued and outstanding at December 31, 2016	—	—
Ordinary shares: NIS 0.07 par value; 30,000 shares authorized, 10,699 issued, 10,656 outstanding and 43 held in treasury at December 31, 2017; $0.0001 par value, 2,801 issued and outstanding at December 31, 2016	212	—
Additional paid-in capital	56,674	13,764
Accumulated other comprehensive loss	(3)	—
Accumulated deficit	(23,089)	(12,187)
Total shareholders’ equity	33,794	1,577
Total liabilities and shareholders’ equity	$52,024	$13,736

See notes to the consolidated financial statements.

ARCTURUS THERAPEUTICS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

U.S. dollars in thousands (except per share data)

	Year Ended December 31,
	2017	2016	2015
Revenue in conjunction with strategic alliances and collaborations	$12,998	$20,382	$6,138
Operating expenses:
Research and development, net	15,918	17,934	5,476
General and administrative	7,572	3,448	2,574
Total operating expenses	23,490	21,382	8,050
Net loss from operations	(10,492)	(1,000)	(1,912)
Finance (expense) income, net	(409)	(536)	11
Net loss before taxes	(10,901)	(1,536)	(1,901)
Income tax expense	(1)	(35)	(1)
Net loss	$(10,902)	$(1,571)	$(1,902)
Net loss per share, basic and diluted	$(3.53)	$(0.77)	$(0.94)
Weighted-average shares outstanding, basic and diluted	3,087	2,032	2,016
Comprehensive loss:
Net loss	$(10,902)	$(1,571)	$(1,902)
Unrealized loss on short-term investments	(3)	—	—
Comprehensive loss	$(10,905)	$(1,571)	$(1,902)

See notes to the consolidated financial statements.

ARCTURUS THERAPEUTICS LTD. AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (DEFICIT)

U.S. dollars in thousands

	Series Seed		Series A				Additional	Accumulated Other		Total
	Preferred Stock		Preferred Stock		Ordinary Shares		Paid-In	Comprehensive	Accumulated	Stockholders’
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Loss	Deficit	Equity (Deficit)
BALANCE - December 31, 2014	1,284	$-	960	$-	2,784	$-	$6,869	$-	$(8,714)	$(1,845)
Net loss	—	—	—	—	—	—	—	—	(1,902)	(1,902)
Shares issued in conjunction with share option exercise	—	—	—	—	17	—	17	—	—	17
Share-based compensation	—	—	—	—	—	—	99	—	—	99
BALANCE - December 31, 2015	1,284	$-	960	$-	2,801	$-	$6,985	$-	$(10,616)	$(3,631)
Net loss	—	—	—	—	—	—	—	—	(1,571)	(1,571)
Share-based compensation	—	—	—	—	—	—	300	—	—	300
Issuance of preferred shares upon convertible promissory note maturity including debt conversion expense	—	—	521	—	—	—	6,479	—	—	6,479
BALANCE - December 31, 2016	1,284	$-	1,481	$-	2,801	$-	$13,764	$-	$(12,187)	$1,577
Net loss	—	—	—	—	—	—	—	—	(10,902)	(10,902)
Unrealized loss on short-term investments	—	—	—	—	—	—	—	(3)	—	(3)
Share-based compensation	—	—	—	—	—	—	2,170	—	—	2,170
Shares issued in conjunction with share option exercise	—	—	—	—	348	—	675	—	—	675
Issuance of shares upon exercise of warrants	—	—	—	—	189	—	160	—	—	160
Issuance of shares upon conversion of notes	—	—	—	—	617	—	5,957	—	—	5,957
Conversion of Preferred Shares to Ordinary Shares	(1,284)	—	(1,481)	—	2,765	—	—	—	—	—
Beneficial conversion expense from notes	—	—	—	—	—	—	348	—	—	348
Issuance of shares in connection with merger, net	—	—	—	—	3,979	212	33,600	—	—	33,812
BALANCE - December 31, 2017	-	$-	-	$-	10,699	$212	$56,674	$(3)	$(23,089)	$33,794

See notes to the consolidated financial statements.

ARCTURUS THERAPEUTICS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year Ended December 31,
	2017	2016	2015
OPERATING ACTIVITIES:
Net loss	$(10,902)	$(1,571)	$(1,902)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Depreciation and amortization	410	294	192
Share-based compensation expense	2,170	300	99
Gain on sale of equipment	—	—	(11)
Interest expense on convertible promissory notes	150	295	251
Beneficial conversion expense from notes	348	250	—
Changes in operating assets and liabilities
Accounts receivable	3,153	(1,556)	(2,077)
Prepaid expenses and other assets	(202)	(314)	23
Accounts payable	(1,537)	2,536	240
Accrued liabilities	(104)	303	484
Deferred revenue	6,054	(3,398)	10,991
Net cash (used in) provided by operating activities	(460)	(2,861)	8,290
INVESTING ACTIVITIES:
Proceeds from maturities of short-term investments	10,577	—	—
Acquisition of property and equipment	(251)	(688)	(247)
Proceeds from sale of equipment	29	—	27
Net cash provided by (used in) investing activities	10,355	(688)	(220)
FINANCING ACTIVITIES:
Proceeds from issuance of convertible promissory notes	5,650	—	1,885
Proceeds from exercise of share options	711	—	17
Proceeds from exercise of warrants	160	—	—
Net cash received in the issuance of shares for the net assets of Alcobra Ltd.	477	—	—
Net cash provided by financing activities	6,998	—	1,902
NET INCREASE (DECREASE) IN CASH, CASH EQUIVALENTS AND RESTRICTED CASH	16,893	(3,549)	9,972
Cash, cash equivalents and restricted cash at beginning of year	8,345	11,894	1,922
Cash, cash equivalents and restricted cash at end of year	$25,238	$8,345	$11,894
Supplemental cash flow information
Cash paid for taxes	$35	$12	$1
Purchase of property and equipment included in accounts payable and accrued liabilities	$—	$127	$53
Issuance of Series A preferred shares upon note maturity	$—	$6,229	$—
Convertible notes and accrued interest reclassified to accounts payable at maturity	$—	$151	$—
Fair value of assets acquired, excluding cash, cash equivalents and restricted cash	$35,241	$—	$—
Less liabilities assumed	$(1,906)	$—	$—
Net assets acquired, excluding cash, cash equivalents and restricted cash	$33,335	$—	$—
Conversion of notes to Ordinary Shares	$5,957	$—	$—

See notes to the consolidated financial statements.

ARCTURUS THERAPEUTICS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. Organization

Description of Business

Arcturus Therapeutics Ltd. and subsidiaries (referred to as the “Company”) is a nucleic acid medicines company with enabling technologies – UNA Oligomer chemistry and LUNAR® lipid-mediated delivery. The company remains domiciled in Israel subsequent to the merger described herein.

Reverse Merger

On November 15, 2017, Alcobra Ltd. acquired Arcturus Therapeutics, Inc. pursuant to a merger between the companies (the “merger”). Prior to the merger, Alcobra Ltd.’s net assets consisted of cash, investments and nominal non-operating assets. Upon consummation of the merger, Alcobra Ltd. adopted the business plan of Arcturus Therapeutics, Inc. In connection with the merger, Alcobra Ltd. agreed to acquire all of the outstanding common stock of Arcturus Therapeutics, Inc. in exchange for the issuance of an aggregate 6,631,712 of Alcobra Ltd.’s Ordinary Shares, par value 0.07 NIS per share (the “Ordinary Shares”), after giving effect to a 1-for-7 reverse split effected immediately prior to the merger. As a result of the merger, Arcturus Therapeutics, Inc. became a wholly-owned subsidiary of Alcobra Ltd. While Alcobra Ltd. was the legal acquirer in the transaction, Arcturus Therapeutics, Inc. was deemed the accounting acquirer. Immediately after giving effect to the merger, on November 15, 2017, Alcobra Ltd. changed its name to Arcturus Therapeutics Ltd. (“Arcturus” or the “Company”). On November 16, 2017, the Company commenced trading under the symbol “ARCT.” The Company’s principal executive offices are located in San Diego, California.

In accordance with the authoritative literature, a transaction where a private company merges into a public company with no operations and nominal net assets should be accounted for as a capital transaction rather than a business combination. Consequently, the reverse merger was accounted for as an issuance of shares by the Company for the net assets of Alcobra Ltd., accompanied by a recapitalization. Excess of considerations paid over net assets acquired and other merger-related costs were recorded as a charge to additional paid-in capital as discussed in Note 6. While Alcobra Ltd. was the legal acquirer in the merger, Arcturus was deemed the accounting acquirer. As a result, the financial statements of the Company prior to the merger date are the historical financial statements of Arcturus whereas the financial statements of the Company after the merger date reflect the results of the operations of Arcturus and Alcobra Ltd. on a combined basis. All historical information presented herein has been retroactively restated to reflect the effect of the merger shares exchange ratio, reverse stock split and change to the authorized number of Ordinary Shares in accordance with Accounting Standards Codification Topic 260, “Earnings Per Share”.

Liquidity

The Company’s activities since inception have consisted principally of performing research and development activities and raising capital. The Company’s activities are subject to significant risks and uncertainties, including failing to secure additional funding before the Company achieves sustainable revenues and profit from operations.

Historically, the Company’s primary source of financing has been through the sale of its securities, through issuance of convertible promissory notes and through collaboration agreements. Research and development activities have required significant capital investment since the Company’s inception. We expect our operations to continue to require cash investment to pursue the Company’s research and development activities, including preclinical studies, formulation development, clinical trials and related drug manufacturing. The Company has a limited operating history, and is preclinical with no revenues from sales of its products, and the sales and income potential of the Company’s business and market are unproven. The Company has experienced net losses since its inception and as of December 31, 2017 has an accumulated deficit of $23.1 million . The Company acquired $36.4 million in cash, cash equivalents and short-term investments in conjunction with the merger, however, the Company expects to continue to incur additional losses for the next several years, and over that period the Company may need to raise additional debt or equity financing or enter into additional partnerships to fund its development. The ability of the Company to transition to profitability is dependent on developing products and product revenues to support the level of expenses. If the Company is not able to achieve its planned revenue growth or incurs costs in excess of its forecasts, it may be required to reduce discretionary spending, may not be able to continue the development of all of its products or may be required to delay part of its development programs, which could have a material adverse effect on the Company’s ability to achieve its intended business objectives. There can be no assurances that additional financing will be secured or, if secured, will be on favorable terms. The Company's management and board of directors are of the opinion that its current financial resources will be sufficient to continue the development of the Company's products for at least twelve months from the filing of this Annual Report.

In order to support our long-term plans, we intend to seek additional capital through equity and/or debt financings, collaborative or other funding arrangements with partners or through other sources of financing. Should we seek additional financing from outside sources, we may not be able to raise such financing on terms acceptable to us or at all. If we are unable to raise additional capital when required or on acceptable terms, we may be required to scale back or discontinue the advancement of product candidates, reduce headcount, liquidate our assets, file for bankruptcy, reorganize, merge with another entity, or cease operations. If we are unable to maintain sufficient financial resources, our business, financial condition and results of operations will be materially and adversely affected. There can be no assurance that the Company will be able to obtain the needed financing on acceptable terms or at all.

NOTE 2. Summary of Significant Accounting Policies

Basis of Presentation and Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Arcturus Therapeutics Ltd. and its subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation. These financial statements are prepared in conformity with accounting principles generally accepted in the United States (U.S. GAAP), which requires management to make estimates and assumptions regarding the valuation of certain debt and equity instruments, the intangible asset, share-based compensation, accruals for liabilities, income taxes, revenue and deferred revenue, expense accruals, and other matters that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  In the opinion of management, all adjustments, consisting of normal recurring accruals and other adjustments related to our merger, considered necessary for a fair presentation have been included.  Actual results could materially differ from those estimates.

Segment Information

Operating segments are identified as components of an enterprise about which separate discrete financial information is available for evaluation by the chief operating decision-maker in making decisions regarding resource allocation and assessing performance. The Company and its chief operating decision-maker view the Company’s operations and manage its business in one operating segment which is the research and development of medical applications for our nucleic acid-focused technology.

Reclassification of Prior Year’s Presentation

Certain prior year amounts have been reclassified for consistency with the current period presentation. This reclassification had no effect on the reported results of operations.

Foreign Currency Translation

The functional currency of the Company is the U.S. dollar. Monetary accounts maintained in currencies other than the dollar are remeasured into U.S. dollars in accordance with Accounting Standards Codification (“ASC”) Topic 830, “Foreign Currency Matters”. Translation gains or losses were immaterial for the years ended December 31, 2017, 2016 and 2015.

Cash and Cash Equivalents

Cash equivalents are short-term highly liquid investments that are readily convertible to cash with original maturities of three months or less at the date of purchase to be cash equivalents.

Restricted cash

Restricted cash represents cash required to be set aside as security for lease payments and to maintain a letter of credit for the benefit of the landlord for the Company’s offices. At December 31, 2017, the Company had restricted cash of $166,000 and $107,000 in conjunction with property leases in Israel and San Diego, California, respectively. The restricted cash related to the Israel facility is classified as current as it expected to be received by the Company within 12 months. The restricted cash related to the San Diego facility is included in the balance of other assets and classified as a non-current asset as it is expected to be received at the end of the lease term in 2025. There was no restricted cash at December 31, 2016.

Short-term Bank Deposits

Short-term bank deposits are deposits with maturities of more than three months and up to one year when acquired. Short-term bank deposits are presented at their cost, including accrued interest and are included in the balance of short-term investments in the consolidated balance sheet.

Short-term Investments

The Company accounts for short-term investments in accordance with ASC No. 320, Investments- Debt and Equity Securities. Management determines the appropriate classification of its investments at the time of purchase and reevaluates such determinations at each balance sheet date.

The Company has classified all of its debt securities and certificates of deposit as available-for-sale securities. Available-for-sale securities are carried at fair value, with the unrealized gains and losses reported in accumulated other comprehensive (gain)loss in shareholders' equity (deficit). Realized gains and losses on sales of investments are included in interest income and are derived using the specific identification method for determining the cost of securities.

The amortized cost of debt securities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization together with interest and dividends on securities are included in interest income.

The Company recognizes an impairment charge when a decline in the fair value of its investments in securities below the amortized cost basis of such securities is judged to be other-than-temporarily impaired. Factors considered in making such a determination include the duration and severity of the impairment, the reason for the decline in value, the potential recovery period and if the entity has the intent to sell the security, or if it is more likely than not that it will be required to sell the security before recovery of its amortized cost basis. The Company did not recognize any other-than-temporary impairment charges on its marketable securities during the years ended December 31, 2017, 2016 or 2015.

Fair Value Measurements

Fair value is defined as the exit price, or the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants as of the measurement date. A hierarchy has been established for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available.

Observable inputs are inputs market participants would use in valuing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the factors market participants would use in valuing the asset or liability developed based upon the best information available under the circumstances. The hierarchy is broken down into three levels. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, and inputs (other than quoted prices) that are observable for the asset or liability, either directly or indirectly. Level 3 inputs are unobservable inputs for the asset or liability. Categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

Accounts Receivable

Accounts receivable are recorded at the net invoice value and are non-interest bearing. The Company considers receivables past due based on the contractual payment terms. The Company reserves specific receivables if collectability is no longer reasonably assured. Estimates for allowances for doubtful accounts are determined based on existing contractual obligations, historical payment patterns, and individual customer circumstances. The Company reevaluates such reserves on a regular basis and adjusts its reserves as needed. Once a receivable is deemed to be uncollectible, such balance is charged against the reserve. No reserves have been recorded as of December 31, 2017 or 2016.

Concentration of Credit Risk and Significant Customers

The Company is exposed to credit risk from cash and investment balances at banks in excess of amounts insured by the Federal Deposit Insurance Corporation, including deposits held in two large banks located in Israel and by a U.S. based brokerage. The Company mitigates its exposure by investing in certificates of deposit in banks that have a credit rating of at least Baa1/BBB+ and corporate debentures that carry a rating of at least A2/A. The Company’s investment policy is approved by the Board of Directors and limits the amount that the Company may invest in any one type of investment or issuer, thereby reducing credit risk concentrations. The Company has not experienced any losses on deposits since inception.

There was one customer that comprised the total accounts receivable balance at December 31, 2017. One customer individually represented 88% of the Company’s accounts receivable balance at December 31, 2016.

For the year ended December 31, 2017, there were three customers that collectively represented 92% of the Company’s total revenue. For the years ended December 31, 2016 and 2015, there were two customers that represented 95% and 99% of the Company’s total revenue, respectively.

Intangible asset held for sale

The Company’s intangible asset represents capitalized in-process research and development (IPR&D) acquired in conjunction with the merger in 2017 (see Note 6 to the consolidated financial statements).

Property and Equipment, net

Property and equipment are stated at cost, net of accumulated depreciation and amortization. The cost of property and equipment is depreciated or amortized using the straight-line method over the respective useful lives of the assets, ranging from three to five years. Leasehold improvements are amortized using the straight-line method over the shorter of the estimated useful life of the asset or the lease term. Long-lived assets, including property and equipment are reviewed for impairment whenever events or circumstances indicate that the carrying amount of these assets may not be recoverable. The determinants used for this evaluation include management’s estimate of the asset’s ability to generate positive income from operations and positive cash flow in future periods, as well as the strategic significance of the assets to the Company’s business objectives. The Company did not recognize any impairment losses for the years ended December 31, 2017, 2016 or 2015.

Comprehensive Loss

Comprehensive loss is defined as the change in equity during a period from transactions and other events and circumstances from non-owner sources. Comprehensive loss represents unrealized losses on the Company’s marketable securities. The income tax effect related to unrealized losses was immaterial for December 31, 2017.

Revenue Recognition

The Company enters into arrangements with pharmaceutical and biotechnology partners that may involve multiple deliverables. The Company’s arrangements may contain upfront payments, license fees for research and development arrangements, research and development funding or reimbursement, milestone payments, option fees, exclusivity fees and royalties on future sales of our products. Each deliverable in the arrangement is evaluated at the inception of the arrangement to determine whether it meets the criteria to be accounted for as a separate unit of accounting or whether it should be combined with other deliverables. When deliverables are separable, consideration received is allocated to the separate units of accounting based on the relative selling price method and the appropriate revenue recognition principles are applied to each unit. Revenue is recognized separately for each unit of accounting when all four of the following criteria are met: (i) persuasive evidence that an arrangement exists; (ii) delivery of the products and/or services has occurred; (iii) the selling price is fixed or determinable; and (iv) collectability is reasonably assured. Deliverables in an arrangement that do not meet this separation criteria are treated as a single unit of accounting, generally applying applicable revenue recognition guidance for the final deliverable to the combined unit of accounting. In the instances in which the Company has received payment from customers in advance of recognizing revenue, the Company records the amounts as deferred revenue on the consolidated balance sheet. Amounts not expected to be recognized within the next 12 months are classified as non-current deferred revenue. As discussed further under Note 3, Strategic Alliances and Collaboration Agreements, total deferred revenue for the year ended December 31, 2017 and 2016 was comprised of $7.6 million and $0.4 million for Collaboration Partner A, respectively; $5.8 million and $6.2 million for Collaboration Partner B, respectively; negligible amount and $0.2 million for Collaboration Partner C, respectively; and $0.2 million and $0.8 million for Other, respectively. Deferred revenue includes unamortized upfront fees under these collaboration agreements.

Funded Research. Some of the Company’s research and development costs are funded or reimbursed by partners in accordance with collaboration agreements. Amounts received as compensation related to the Company’s research and development efforts are recognized as revenue when the above criteria have been met.

Upfront Fees. When the Company determines that deliverables in an arrangement do not meet the separation criteria discussed above, the deliverables are treated as a single unit of accounting. In such cases, upfront fees received for collaborative agreements are recognized on a straight-line basis, unless evidence suggests that the revenue is earned or obligations are fulfilled in a different pattern, over the expected performance period under each respective arrangement. When the performance period is not specified, the Company makes its best estimate of the period over which the Company expects to fulfill its performance obligations under an arrangement. Any amounts received under the arrangement in advance of performance are recorded as deferred revenue and recognized as revenue as the Company completes its performance obligations.

Milestones. The Company applies the milestone method of accounting to recognize revenue from milestone payments when earned, as evidenced by written acknowledgement from the collaborator or other persuasive evidence that the milestone has been achieved and the payment is non-refundable, provided that the milestone event is substantive. A milestone event is defined as an event (i) that can only be achieved based in whole or in part on either our performance or on the occurrence of a specific outcome resulting from our performance; (ii) for which there is substantive uncertainty at the inception of the arrangement that the event will be achieved; and (iii) that would result in additional payments being due to the Company. Events for which the occurrence is either contingent solely upon the passage of time or the result of a counterparty’s performance are not considered to be milestone events. A milestone event is substantive if all of the following conditions are met: (i) the consideration is commensurate with either the Company’s performance to achieve the milestone, or the enhancement of the value to the delivered item(s) as a result of a specific outcome resulting from the Company’s performance to achieve the milestone; (ii) the consideration relates solely to past performance; and (iii) the consideration is reasonable relative to all the deliverables and payment terms (including other potential milestone consideration) within the arrangement.

The Company assesses whether a milestone is substantive at the inception of each arrangement. If a milestone is deemed non-substantive, the Company will account for that milestone payment using a method consistent with the related units of accounting for the arrangement over the estimated performance period.

Research and Development Costs, net

Research and development costs are expensed as incurred. Non-refundable advance payments are expensed when services are initiated. These expenses result from the Company's independent research and development efforts as well as efforts associated with collaboration arrangements. Research and development costs include salaries and personnel-related costs, consulting fees, fees paid for contract research and manufacturing services, the costs of laboratory supplies, equipment and facilities and other external costs are shown net of any royalty bearing grants.

Royalty Bearing Grant

Royalty-bearing grants from Cystic Fibrosis Foundation Therapeutics, Inc. (CFFT) amounted to $0.3 million and $0.2 million during the years ended December 31, 2017 and 2016, respectively. Royalty-bearing grants from CFFT for certain research and development projects are recognized on the basis of related costs incurred, and are included as a deduction from research and development expenses.

Share-Based Compensation

The Company recognizes share-based compensation for equity awards granted to employees, officers, and directors as an expense on the statements of operations. Share-based compensation is recognized over the requisite service period of the individual awards, which generally equals the vesting period. Share options have a ten-year life and generally vest 25% on the first anniversary of the grant and in 1/48th equal installments on each monthly anniversary thereafter, such that options are fully vested on the four-year anniversary of the date of grant.

The fair value of share options is estimated using a Black-Scholes valuation model on the date of grant. This method requires certain assumptions be used as inputs, such as the fair value of the underlying common shares, expected term of the option before exercise, expected volatility of the Company’s Ordinary Shares, expected dividend yield, and a risk-free interest rate. The Company has limited historical share option activity and therefore estimates the expected term of share options granted using the simplified method, which represents the average of the contractual term of the share option and its weighted-average vesting period. The expected volatility of share options is based upon the historical volatility of a number of publicly traded companies in similar stages of clinical development. We have not declared or paid any dividends and do not currently expect to do so in the foreseeable future. The risk-free interest rates used are based on the implied yield currently available in United States Treasury securities at maturity with a term equivalent to the expected term of the share options. The effect of forfeited awards is recorded when the forfeiture occurs.

Share-based awards to non-employees are remeasured at each reporting date and compensation costs are recognized as services are rendered, generally on a straight-line basis. The Company believes that the fair value of these awards is more reliably measurable than the fair value of the services rendered.

Ordinary Shares Valuation

Prior to the merger and due to the absence of an active market for the Company’s ordinary shares, the Company utilized third-party valuations which utilized methodologies in accordance with the framework of the American Institute of Certified Public Accountants Technical Practice Aid, Valuation of Privately-Held Company Equity Securities Issued as Compensation, to estimate the fair value of its Ordinary Shares.

Prior to 2017, the income and market approach and the Option-Pricing-Method, as appropriate, were used to value the Ordinary Shares of the Company at the option grant dates. A discount for lack of marketability was also incorporated in determining the value of the Ordinary Shares.

During 2017, the Company relied on the Guideline Transaction Method (Return on Invested Capital) to estimate the value the Ordinary Shares of the Company at the option grant dates. The Company conducted a search for development stage and preclinical trials stage biotechnology therapeutics companies which initially received capital and later were acquired in merger and acquisitions transactions. Under this method, the Company estimated its range of business enterprise value (“BEV”).

1.

Similar Transactions: The Company conducted a search for development stage and preclinical trials stage biotechnology therapeutics companies using the Dow Jones VentureSource™ database of private venture-backed companies and selected private target companies similar to the Company.

2.	Range of Multiple Observed: Using the total deal consideration and the total capital raised prior to the acquisition, the Company estimated the total deal consideration/capital raised multiple;
3.

Multiples Selection: The Company selected multiples of 1.00x and 1.50x for the low and high estimates, respectively. The Company selected multiples between the minimum and lower (first) quartile of the dataset due to the Company's stage of product development and the inherent survivorship bias of the dataset.  These multiplies were applied to the Company’s total productive invested capital as of the Valuation Date.

4.

Discount for Lack of Control (“DLOC”): The BEV range estimated from the Guideline Transaction Method reflects a controlling interest. In order to estimate a BEV on a minority interest basis, the Company applied a discount for lack of control to the indicated equity value after accounting for any debt.

After estimating a range of BEV, the Company added cash and cash equivalents to derive an estimated range of the Market Value of Invested Capital (“MVIC”). The Company than adjusted this value for debt and estimated the value of the Company’s equity.

After estimating the Company’s equity value, the Company allocated the value to the various equity classes and debt comprising the Company’s capitalization table using the Option-Pricing Method. Under the OPM, each equity class was modeled as having a call option with a distinct claim on the total value of the Company. Each option’s exercise price was based on the Company’s total value available for each participating security holder. The characteristics of each class of ownership determined the claim on the total value for that class of ownership. By constructing a series of options in which the exercise prices were set at incremental levels of value corresponding to the values necessary for each level of equity to participate, we determined the incremental option value of each series. When multiplied by the percentage of ownership of each equity class participating under that series, the result was the incremental value allocated to each class under that series.  The Company used the Black Scholes option-pricing model within the equity allocation.

In making the final determination, the Company determined a discount for lack of marketability.

For awards issued near the merger date, a market approach was utilized based upon publicly available prices for Alcobra Ltd. Significant changes to the key assumptions underlying the factors used could have resulted in different fair values of ordinary shares at each valuation date.

Statement of cash flows

The following table provides a reconciliation of cash and cash equivalents and restricted cash reported within the balance sheet to the total of the same such amounts shown in the statement of cash flows:

	As of December 31,
(in thousands)	2017	2016	2015
Cash and cash equivalents	$24,965	$8,345	$11,894
Restricted cash	166	-	-
Restricted cash (included in other assets)	107	-	-
Total cash, cash equivalents and restricted cash shown in the statement of cash flows	$25,238	$8,345	$11,894

Income Tax Expense

The Company records deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the Company’s financial statement carrying amounts and the tax basis of assets and liabilities using enacted tax rates expected to be in effect in the years in which the differences are expected to reverse. A valuation allowance is provided to reduce the net deferred tax assets to the amount that will more likely than not be realized. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in the provision for income taxes in the period that includes the enactment date.

The Company also assesses the probability that the positions taken or expected to be taken in its income tax returns will be sustained by taxing authorities. A “more likely than not” (more than 50 percent) recognition threshold must be met before a tax benefit can be recognized. Tax positions that are more likely than not to be sustained are reflected in the Company’s financial statements. Tax positions are measured as the largest amount of tax benefit that is greater than 50 percent likely of being realized upon settlement with a taxing authority that has full knowledge of all relevant information. The difference between the benefit recognized for a position and the tax benefit claimed on a tax return is referred to as an unrecognized tax benefit. Potential interest and penalties associated with such uncertain tax positions are recorded as a component of income tax expense.

Net Loss per Share

Basic net loss per share is calculated by dividing the net loss by the weighted-average number of Ordinary Shares outstanding for the period, without consideration for ordinary share equivalents. Diluted net loss per share is calculated by dividing the net loss by the weighted-average number of Ordinary Shares and dilutive ordinary share equivalents outstanding for the period determined using the treasury-stock method. Dilutive Ordinary Shares are comprised of convertible preferred stock, convertible notes, share options and warrants. Dilutive securities that were not included in the calculation of diluted net loss per share because they were anti-dilutive totaled 3,057,000, 2,800,000 and 3,843,000 potential shares at December 31, 2017, 2016 and 2015, respectively.

The calculation of the weighted-average number of shares outstanding excludes shares which have been issued upon the early exercise of share options and are subject to future vesting and unvested restricted stock totaling 702,000, 769,000 and 769,000 shares as of December 31, 2017, 2016 and 2015, respectively, and shares held in treasury totaling 43,000 at December 31, 2017. There were no treasury shares at December 31, 2016 or 2015.

The Company applies the two-class method as required by ASC Topic 260-10, “Earnings Per Share” (“ASC 260-10”), which requires the income or loss per share for each class of shares (ordinary and preferred shares) to be calculated assuming 100% of the Company’s earnings are distributed as dividends to each class of shares based on their contractual rights.

No dividends were declared or paid during the reported periods. According to the provisions of ASC 260-10, the Company’s preferred shares are not participating securities in losses and, therefore, are not included in the computation of net loss per share.

Recently Issued Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (FASB) amended the existing Accounting Standards Update (ASU) for revenue recognition No. 2014-09, Revenue from Contracts with Customers, which outlines a comprehensive revenue recognition model and supersedes most current revenue recognition guidance. ASU 2014-09 outlines a five-step process for revenue recognition that focuses on transfer of control, as opposed to transfer of risk and rewards, and also requires enhanced disclosures regarding the nature, amount, timing and uncertainty of revenues and cash flows from contracts with customers. Major provisions include determining which goods and services are distinct and require separate accounting (performance obligations), how variable consideration (which may include change orders and claims) is recognized, whether revenue should be recognized at a point in time or over time and ensuring the time value of money is considered in the transaction price.

The FASB subsequently issued amendments to ASU No. 2014-09 that have the same effective date and transition date. Due to the Company’s emerging growth company status, these new standards will become effective for the Company on January 1, 2019. This ongoing evaluation is dependent upon the resolution of certain questions relating to the application of the new revenue recognition guidance for collaboration agreements which will ultimately determine the impact, if any, the adoption of this standard may have on our financial statements.

In February 2016, the FASB issued ASU 2016-02, Leases, which outlines a comprehensive lease accounting model and supersedes the current lease guidance. The new accounting standard requires lessees to recognize lease liabilities and corresponding right-of-use assets for all leases with lease terms of greater than twelve months. It also changes the definition of a lease and expands the disclosure requirements of lease arrangements. The new accounting standard must be adopted using the modified retrospective approach and is effective for entities for annual reporting periods beginning after December 15, 2018, with early adoption permitted. Since the Company’s emerging growth company status will cease at December 31, 2018, this standard will become effective for the Company on January 1, 2019. The Company is currently evaluating the impact that the adoption of ASU 2016-02 will have on its consolidated financial statements and related disclosures.

Recently Adopted Accounting Pronouncements

Effective January 1, 2017, the Company adopted ASU No. 2017-09 Compensation – Stock Compensation (Topic 718): Scope of Modification Accounting (ASU No. 2017-09). ASU No. 2017-09 provides guidance about which changes to the terms or conditions of a share-based payment award require an entity to apply modification accounting. The Company’s adoption of ASU No. 2017-09 had no impact on the Company’s statements of financial position or results of operations and comprehensive loss.

In November 2016, the FASB issued ASU 2016-18, Restricted Cash, which requires entities to show the changes in the total of cash, cash equivalents, restricted cash and restricted cash equivalents in the statement of cash flows. As a result, entities will no longer present transfers between cash and cash equivalents and restricted cash and restricted cash equivalents in the statement of cash flows. This update is effective for annual periods beginning after December 15, 2017, and interim periods within those fiscal years with early adoption permitted. The Company adopted this pronouncement retrospectively effective in the December 31, 2017 consolidated financial statements. There was no effect on previously reported balances as a result of adoption of the standard.

In January 2017, the FASB issued ASU 2017-01, Business Combinations (Topic 805): “Clarifying the Definition of a Business” which clarifies the definition of a business and affects all companies and other reporting organizations that must determine whether they have acquired or sold a business. The amendments are intended to assist with the evaluation of whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. The guidance is effective for the Company for fiscal years beginning after December 15, 2018, and interim periods within those fiscal years and should be applied prospectively as of the beginning of the period of adoption. Early adoption is permitted under certain circumstances. The Company adopted ASU 2017-01 as of January 1, 2017 and the adoption did not have an impact on the Company’s accounting and disclosures.

NOTE 3. Strategic Alliances and Collaboration Agreements

The Company has entered into license agreements and collaborative research and development arrangements with pharmaceutical and biotechnology companies. Under these arrangements, the Company is entitled to receive license fees, upfront payments, milestone payments when and if certain research or technology transfer milestones are achieved, development milestones and reimbursement for research and development activities. The Company's costs of performing these services are included within research and development expense. The Company’s milestone payments are typically defined by achievement of certain preclinical, clinical, and commercial success criteria. Preclinical milestones may include in vivo proof of concept in disease animal model(s), lead candidate identification, and completion of IND-enabling studies. Clinical milestones may include successful enrollment of the first patient in or completion of Phase I, II, and III clinical trials, and commercial revenue is often tiered based on net or aggregate sale amounts. The Company cannot guarantee the achievement of these milestones due to risks associated with preclinical and clinical activities required for development of nucleic acid medicine-based therapeutics.

The following table summarizes our revenues under strategic alliances and collaborations for the periods indicated (in thousands):

	Year Ended December 31,
(Dollars in thousands)	2017	2016	2015
Collaboration Partner A	$4,862	$12,008	$5,123
Collaboration Partner B	5,639	7,395	979
Collaboration Partner C	1,403	28	-
Other	1,094	951	36
Total	$12,998	$20,382	$6,138

The following paragraphs provide information on the nature and purpose of these collaboration arrangements.

Collaboration Partner A

In 2015 the Company entered into two agreements with Collaboration Partner A. The Company analyzed the form and substance of both of the agreements and concluded they should be evaluated as a single arrangement for accounting purposes.

The Company concluded that the license, research and development activities, exclusivity, and joint steering committed obligations under this collaboration should be considered a single unit of accounting in the arrangement and the up-front fee was deferred and was initially being recognized as revenue ratably over the expected 23-month period of the research activities. In 2016, the parties agreed to extend the period of performance of the research term by an additional 6 weeks and the Company correspondingly updated the amortization period of the remaining deferred revenue. The Company also reached certain milestones in 2015 and in 2016 that were determined, as of the inception of the agreement, to be substantive and the revenue related to these milestones was recognized when they were achieved.

As a result of the mid-2017 termination of the 2015 collaboration, the remaining deferred revenue associated with the upfront, non-refundable payment was recognized as revenue since all performance obligations associated with the 2015 agreement had been completed by the Company. Further, the Company recognized revenue of $4.9 million, $12.0 million, and $5.1 million during the years ended December 31, 2017, 2016 and 2015, respectively, primarily under the 2015 agreement. The revenue recognized included labor and expense reimbursements of $4.4 million, $9.5 million and $3.0 million, December 31, 2017, 2016 and 2015, respectively, with the remaining revenue representing the amortized portion of the upfront fee and milestone payment on the arrangement.

In late-2017, the Company and Collaboration Partner A entered into a new agreement. The Company reviewed the timing and nature of the arrangement upon the signing of the new agreement and determined that it was not linked to the prior agreements and should be considered as a standalone agreement.

The 2017 collaboration allocated discovery, development, funding obligations, and ownership of related intellectual property among the Company and Collaboration Partner A, with Collaboration Partner A making an upfront payment, and potential milestone payments and royalty payments to the Company. The Company received an upfront payment and may receive preclinical, development and sales milestone payments, as well as royalty payments on any future licensed product sales. Collaboration Partner A will reimburse the Company for development costs at a future defined period upon the achievement of the first research and development milestone and all commercialization costs associated with the program upon selection of a drug target. The 2017 collaboration agreement includes potential milestone payments from the Collaboration Partner A to the Company of $56.5 million. Collaboration Partner A may also pay option exercise fees within the $1.0 million to $5.0 million range per target.  Collaboration Partner A will pay royalties on annual net sales of licensed products in the low to mid-single digits range, subject to reduction on a country-by-country and licensed-product-by-licensed-product basis and subject to certain events, such as expiration of program patents. In addition, the collaboration includes an exclusivity period.

As the license component of the contract has no stand-alone value, the license and the research and development activities, exclusivity, and joint steering committee obligations under this agreement should be considered as a single unit of accounting in the arrangement.  The upfront fee will be deferred and recognized as revenue using the Proportional Performance Method as the Company determined that the performance obligations are fulfilled in a pattern other than straight-line due to the structure and nature of the collaborative arrangement. During the year-end December 31, 2017 the Company recognized an negligible amount related to the 2017 agreement for Collaboration Partner A.

Collaboration Partner B

In 2015 the Company entered into an agreement with Collaboration Partner B. During the initial phase of the collaboration, the Company will design and optimize therapeutics for certain rare disease targets. Collaboration Partner B has the option to add additional rare disease targets during the collaborative development period. Additionally, during the collaborative development period, the Company will participate with Collaboration Partner B in a joint steering committee. In addition, the collaboration includes an initial exclusivity period and an option to extend this period.

For each program, Collaboration Partner B will reimburse the Company for all internal and external development costs incurred and if Collaboration Partner B achieves certain, clinical, regulatory and sales milestones, then the Company is eligible to receive additional payments.

As part of the agreement, Collaboration Partner B paid an upfront fee and agreed to certain research and development funding obligations.  The Company is also entitled to certain additional payments upon exercise of the Collaboration Partner B expansion option and/or exclusivity extension (if any), and for costs incurred by us in conducting the activities assigned to us under each collaboration development plan. In addition, on a development target-by-development target basis during the two-year period from the effective date of contract, Collaboration B will pay the Company a one-time milestone payment after the first optimized lead designation for the first product with respect of such development target. For each development target for which the Collaboration Partner B exercises its option, Collaboration Partner B will pay the Company a one-time option exercise fee based upon on the total number of development targets for which option exercises have been made by Collaboration Partner B. Subsequent to year end December 31, 2017, the Company signed an amendment with Collaboration Partner B, that may reduce milestone payments dependent on whether  the Company does not incorporate a predefined chemistry methodology.

The agreement included total potential milestone payments for the initially selected targets from the Collaboration Partner B to the Company of  $133.0 million. Collaboration Partner B will pay royalties as a percentage of net sales on a product-by-product and country-by-country basis during the applicable royalty term up to 10%. As of December 31, 2017, the Company has not yet reached the clinical phase of the contract.

The Company concluded that the license, research and development activities, exclusivity, and joint steering committed obligations under this agreement should be considered a single unit of accounting in the arrangement, the up-front fee will be deferred and recognized as revenue over the same period as the research activities. As a result, the upfront fee has been deferred and was initially being recognized as revenue ratably over the expected 29-month period of the research activities and was adjusted by an additional 11 months and 19 months during 2016 and 2017, respectively. As such, the Company updated the amortization period of the remaining deferred revenue.

The Company also determined that the milestone payments as defined in the agreement were not substantive as it will not have any outstanding performance obligations under the agreement when such payments may become due, and, therefore, do not meet the requirements for application of the Milestone Method of revenue recognition. Instead, revenue from the contingent milestone payments will be recognized if and when such payments become due, subject to satisfaction of all of the criteria necessary to recognize revenue at that time.

During 2017, the Company entered into an amendment with Collaboration Partner B to add one year to the exclusivity period for the two initial targets, in consideration for a one-time payment of $2.0 million. The extension of the exclusivity period did not change the length of the research and development period. Further, the amendment added language to allow Collaboration Partner B the opportunity to review and comment on its filings and prosecution efforts of pending Company Patents that relate to Collaboration Partner B Chemistry. Since the Company's performance obligations under the agreement are considered a single unit of accounting, the payment consideration was added to the unamortized portion of the upfront signing fee and recognized systematically, on a straight-line basis, over the remainder of the period that the research and development services are expected to occur.

The Company recognized revenue for Collaboration Partner B of $5.6 million, $7.4 million, and $1.0 million during the years ended December 31, 2017, 2016 and 2015, respectively. The revenue recognized included labor and expense reimbursements of $3.7 million, $3.8 million and $0.3 million, December 31, 2017, 2016 and 2015, respectively, with the remaining revenue representing the amortized portion of the upfront fee on the arrangement.

Collaboration Partner C

In 2016 the Company entered into a contract with Collaboration Partner C to perform certain discovery and development of RNA medicines for treatment of a disease. The agreement provides a non-exclusive license of the Company’s technology to Collaboration Partner C for the 18 month research program term, and the Company will not engage in similar research or development activities for two years after the end of the research term. In 2017 the Company and Collaboration Partner C amended the agreement to extend the agreement research program scope and term of 18 months from the Original Agreement effective date to 12 months from the Amendment Date (through September 2018.) Under the Agreement, the results specifically related to improvements to the Company products are owned by the Company, while all other Research Program results are owned by Collaboration Partner C.

The Collaboration Partner C Agreement remains in effect until Collaboration Partner C no longer has payment obligations.  Collaboration Partner C may terminate the Agreement upon sixty days written notice. As part of the agreement, Collaboration Partner C paid an upfront fee of $0.1 million upon contract execution and agreed to provide the Company with funding for the discovery and development costs.  The agreement included immaterial milestone payments that were met during 2017. The agreement provides for $3.7 million in regularly scheduled research funding payments through 2018. In addition, Collaboration Partner C has an option to negotiate with the Company to obtain a non-exclusive, sub-licensable worldwide license to use the Company’s background technology and its owned collaboration results. The Option may be exercised by Collaboration Partner C with written notice to the Company any time for a period commencing on the Effective Date and ending on one hundred and eighty (180) days after the date of Collaboration C receipt of the Final Report. The terms and conditions of any such license shall be negotiated in good faith and agreed upon in writing between the parties within twelve 12 months after the exercise of the option by Collaboration Partner C.

The Company concluded that the research funding, exclusivity and license fees were to be accounted for as a single unit of accounting and the upfront license fees were deferred and recognized as revenue over the same period as the research activities.  The Company recognized revenue from Collaboration Partner C of $1.4 million and a negligible amount for the years ended December 31, 2017 and 2016, respectively. The revenue recognized includes expense reimbursements that are recognized as revenue when incurred as per the terms of the agreement and milestone payments.

Other Collaboration Agreements

In 2016 the Company entered into several other smaller agreements and recorded revenue and deferred revenue consistent with the revenue recognition practices described in the significant accounting policies footnote. Additionally, see Note 14 Related Party for the related party collaboration agreement.

NOTE 4. Short-term Investments

The Company’s short-term investments consist of short-term bank deposits and marketable securities. Bank deposits with maturities of more than three months but less than one year are included in short-term bank deposits. Short-term deposits are stated at cost which approximates market values. As of December 31, 2017, the Company's bank deposits totaled $15.0 million, are in U.S. dollars and bear interest at a weighted average annual interest rate of 1.6%. There were no short-term bank deposits held by the Company at December 31, 2016.

The following is a summary of short-term investments at December 31, 2017:

	December 31, 2017
(Dollars in thousands)	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Certificates of deposit	$1,462	$-	$-	$1,462
Corporate debt securities	7,149	-	(3)	7,146
Total	$8,611	$-	$(3)	$8,608

All short-term investments are held as available-for-sale and mature within twelve months of December 31, 2017. Management reviews unrealized losses individually and in the aggregate at each reporting period and has determined that none the balances are other than temporarily impaired based upon the brief duration of time that the investments have been at a loss position as of December 31, 2017. The Company had no short-term investments at December 31, 2016.

NOTE 5. Fair Value Measurements

The Company establishes the fair value of our assets and liabilities using the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company established a fair value hierarchy based on the inputs used to measure fair value.

The three levels of the fair value hierarchy are as follows:

Level 1:  Quoted prices in active markets for identical assets or liabilities.

Level 2:  Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly.

Level 3:  Unobservable inputs in which little or no market data exists, and are therefore determined using estimates and assumptions developed by the Company, which reflect those that a market participant would use.

The carrying value of cash, restricted cash, short-term bank deposits, accounts receivable, accounts payable, and accrued liabilities approximate their respective fair values due to their relative short maturities.

The following table presents our fair value hierarchy for assets measured at fair value on a recurring basis as of December 31, 2017 (in thousands):

	December 31, 2017
	Fair value measurements using input type
	Level 1	Level 2	Level 3	Total
Cash equivalents	$2,024	$-	$-	$2,024
Certificates of deposit	-	1,462	-	1,462
Corporate debt securities	-	7,146	-	7,146
Total financial assets	$2,024	$8,608	$-	$10,632

There were no assets measured at fair value on a recurring basis at December 31, 2016.

The fair value of certain financial instruments was measured and classified within Level 1 of the fair value hierarchy based on quoted prices. Certain financial instruments classified within Level 2 of the fair value hierarchy include the types of instruments that trade in markets that are not considered to be active, but are valued based on quoted market prices, broker or dealer quotations, or alternative pricing sources with reasonable levels of price transparency.

Certain non-financial assets are measured at fair value, usually with Level 3 inputs including the discounted cash flow method or cost method, on a nonrecurring basis in accordance with authoritative guidance. These represent nonfinancial assets initially measured at fair value in connection with our merger. The Company utilized significant management judgment to forecast the occurrence of future equity events with a high probability of success using the market valuation method. In general, non-financial assets, including our intangible asset and property and equipment, are remeasured at fair value when there is an indication of impairment and are recorded at fair value only when any impairment is recognized.

NOTE 6. Reverse Merger with Alcobra Ltd.

As described in Note 1 “Organization”, the reverse merger completed between Arcturus and Alcobra Ltd. was accounted for as a issuance of shares by the Company for the net assets of Alcobra Ltd., accompanied by a recapitalization. Arcturus was considered the acquirer for accounting and financial reporting purposes and acquired the assets and assumed the liabilities of Alcobra Ltd., and Arcturus gained control of the combined company after the merger. The annual consolidated financial statements of the Company reflect the operations of the acquirer for accounting purposes together with a deemed issuance of shares, equivalent to the shares held by the former stockholders of the legal acquirer and a recapitalization of the equity of the accounting acquirer. The annual consolidated financial statements include the accounts of the Company since the effective date of the reverse capitalization and the accounts of Arcturus Therapeutics, Inc. since inception.

The following summarizes the estimated fair value of the assets and liabilities acquired at the date of the merger:

(in thousands)
Cash and cash equivalents	$2,032
Restricted cash	179
Short-term investments	34,188
Prepaid and other assets	434
Property, plant and equipment – held for sale	29
Intangible asset-held for sale	590
Total assets acquired	37,452
Accounts payable and accrued expenses	(1,906)
Net assets acquired	$35,546

The estimated fair value of total considerations paid was $40,841,000 based on the shares and options of Alcobra Ltd. outstanding on the merger date as adjusted per the merger agreement of 3,997,000 multiplied by the closing price of $10.22 on the date of the merger. The excess of the fair value of the consideration paid over the fair value of the net assets acquired as detailed above was $5,295,000, which was recorded as a charge to additional paid in capital in the equity section of the balance sheet. The Company also incurred  direct merger-related costs totaling $1,734,000, which offset proceeds received from the transaction and were recorded as a reduction to additional paid in capital in the Company’s consolidated balance sheet.

Assets acquired in the merger included an intangible asset consisting of in-process research and development for proprietary drug technology called ADAIR. At the closing date of the reverse merger, we entered into an agreement with Amiservice to which we agreed to transfer certain intellectual property related to ADAIR in exchange for a minority equity stake in a company to be formed by Amiservice for the purpose of acquiring the ADAIR assets. The agreement is subject to certain closing conditions that have not been met. The Company determined that the asset met the classification criteria as held for sale in accordance with related accounting guidance when acquired and remained held for sale at December 31, 2017. There was also property, plant and equipment acquired in the merger which has been sold as of December 31, 2017. To determine the fair value of the ADAIR asset, the Company utilized an independent valuation consultant who valued the asset using a market approach valuation method. In conjunction with this valuation, management judgment was required to forecast the occurrence of future events that would trigger the closing of the ADAIR sale agreement. The asset will be evaluated at each future reporting date to evaluate whether it continues to be held for sale and for any potential impairment of its carrying value.

NOTE 7. Balance sheet details

Prepaid expenses and other current assets consisted of the following as of December 31, 2017 and December 31, 2016:

	December 31,
(in thousands)	2017	2016
Prepaid expenses	$704	$242
Other current assets	355	111
Total	$1,059	$353

Accrued liabilities consisted of the following as of December 31, 2017 and December 31, 2016:

	December 31,
(in thousands)	2017	2016
Accrued compensation	$1,812	$369
Other accrued liabilities	981	692
Total	$2,793	$1,061

NOTE 8. Property and Equipment, Net

Property and equipment, net consisted of the following:

	December 31,
(in thousands)	2017	2016
Research equipment	$1,620	$1,495
Computers and software	97	98
Office equipment and furniture	255	255
Leasehold improvements	44	44
Total	2,016	1,892
Less accumulated depreciation and amortization	(967)	(557)
Property and equipment, net	$1,049	$1,335

Depreciation and amortization expense was $410,000, $294,000 and $192,000 for the years ended December 31, 2017, 2016 and 2015, respectively.

NOTE 9. Convertible Promissory Notes

In 2014 and 2015, the Company sold unsecured convertible promissory notes to investors, including members of the Board of Directors and beneficial owners of more than 5% of our capital stock, in the aggregate principal amount of $5.9 million. The notes were amended to extend the maturity date to December 31, 2016 and gave the holders the option to elect repayment or conversion upon maturity. The notes carried interest at a rate of 5% per annum, with interest payments deferred until conversion or maturity.

In December 2016, the Company and the holders of a majority of the outstanding principal amount of the notes, modified the conversion price upon maturity of the notes which was deemed to represent an induced conversion for accounting purposes. On December 31, 2016, the notes matured and holders of $5,670,000 in outstanding principal and $560,000 of accrued interest elected to convert their outstanding balance into 521,415 shares of Series A Preferred Stock. Upon conversion of the notes, the Company recorded debt conversion expense of $250,000 within other expense in the consolidated statement of operations and comprehensive loss. The holders of $135,000 in outstanding principal elected repayment. The holders of $120,000 in outstanding principal remained outstanding as of December 31, 2016. In March 2017, the maturity date of the notes that remained outstanding was extended to December 31, 2017.

During 2017, the Company sold unsecured convertible promissory notes in the aggregate principal amount of $5,675,000. The notes were scheduled to mature on February 28, 2019 and contained conversion provisions upon specified events. The notes carried interest at a rate of 5% per annum, with interest payments deferred until conversion or maturity.

In September 2017, the convertible note agreements were amended in order to include an automatic conversion and beneficial conversion feature upon the closing of the merger agreement.

On November 15, 2017 and in connection with the merger, holders of all of the Company's convertible promissory notes converted $5,795,000 of principal value and $162,000 of accrued interest of into 616,824 Ordinary Shares at an average conversion rate of $10.19 per share. Additionally, the Company recognized additional expense of $348,000 as a result of the beneficial conversion feature  received by the noteholders upon settlement per terms of the amended note agreements, which was charged to other expense included in the consolidated statements of operations and comprehensive loss.

The Company recognized interest expense related to the notes of $150,000, $295,000 and $251,000 during the years ended December 31, 2017, 2016 and 2015, respectively.

NOTE 10. Shareholders’ Equity

Preferred stock

Series Seed Preferred Stock

In April 2013, the Company sold and issued in a private placement 1,284,402 shares of Series Seed Preferred (“SSP”) stock at $1.02 per share. Each share of SSP stock granted the investor 0.15 fully vested warrants to purchase shares of ordinary shares at a strike price of $1.02 per share over a term no longer than ten years from the date of issue .

Series A Preferred Stock

In December 2013 and January 2014, the Company sold and issued 959,641 shares of Series A Preferred stock at $5.46 per share in a private placement. Upon the December 2016 maturity of the Notes, holders of $6,228,989 in outstanding principal and accrued interest elected conversion of their Notes into 521,449 shares of Series A Preferred stock at prices per share ranging from $11.60 to $12.97.

Conversion of Series Seed and Series A Preferred Stock

On November 15, 2017, the 2,765,492 outstanding shares of Series Seed and Series A preferred stock converted into the same number of Ordinary Shares immediately prior to the closing of the merger.

Warrants

Warrants were issued in connection with the issuance of the SSP stock. As of December 31, 2016, there were 192,647 warrants outstanding to purchase shares of our Ordinary Shares at $1.02 per share. In 2017 and in conjunction with the merger, all outstanding warrants were exercised for 188,980 Ordinary Shares (after subtraction of shares for net exercise, when selected). The Company received proceeds of $160,000 in conjunction with the warrant exercises in 2017.

Ordinary Shares

Merger and reverse stock split

The Company completed the merger with Alcobra Ltd. on November 15, 2017 as described in footnote 6 to the consolidated financial statements. In connection with the merger, all outstanding shares of Arcturus Therapeutics, Inc. were exchanged for the Company’s Ordinary Shares at a rate of .293 Ordinary Shares of the Company’s stock for each share of Arcturus Therapeutics, Inc. common stock.

Also on November 15, 2017 and prior to and in connection with the merger, Alcobra Ltd. effected a 1-for-7 reverse stock split of Ordinary Shares and changed Ordinary Shares authorized to 30,000,000 shares. All historical information presented herein has been retroactively restated to reflect the effect of the merger exchange ratio, reverse stock split and change to the authorized number of Ordinary Shares in accordance with Accounting Standards Codification Topic 260, “Earnings Per Share”.

Restricted Ordinary Shares

In March 2013, the founders of the Company purchased 2,783,686 Ordinary Shares of stock for $0.0068 per share. Of the shares purchased, 1,538,353 were subject to a repurchase option whereby the Company has an option for two months after date of termination of service as to repurchase any or all of the unvested shares at the original purchase price per share. The repurchase option shall be deemed to be automatically exercised by the Company as of the end of the two-month period unless the Company notifies the purchaser that it does not intend to exercise its option. The shares will be vested (1) 25% after obtaining suitable siRNA license; (2) 25% after in vivo proof-of-concept achieved; (3) 25% after a regulatory agency new drug application (such as an Investigational New Drug application) is filed and accepted by the applicable regulatory agency; and (4) 25% after human biological proof-of-concept is achieved. The Company met the first two milestones during 2013 and 2014. In 2017, the ordinary shares purchase agreements were amended to clarify vesting conditions resulting in a modification expense being recorded related to one of the awards totaling $1,495,000. As of December 31, 2017 and 2016 there were 622,667 and 769,176  Ordinary Shares which unvested and were subject to the repurchase option, respectively.

NOTE 11. Share-Based Compensation

Arcturus Therapeutics, Inc. had one stock compensation plan prior to the merger, the 2013 Equity Incentive Plan (the “2013” Plan) which provides for the granting of options, warrants, restricted stock awards, restricted stock units, and other equity-based compensation to the Company’s directors, employees and consultants. In connection with the merger and as required in the 2013 Plan, all outstanding options in the 2013 Plan converted into options to purchase shares of Alcobra Ltd.’s Ordinary Shares, as renamed Arcturus Therapeutics Ltd., and the applicable share amounts and exercise prices were adjusted to reflect the exchange ratio. The 2013 Plan has been extinguished and no additional grants shall be made from the 2013 Plan. Options granted under the 2013 Plan generally expire ten years from the date of grant. There are no shares available for future issuance under the 2013 Plan at December 31, 2017.

Prior to the merger, Alcobra Ltd. granted options to officers, directors, advisors, management and other key employees through the 2010 Incentive Option Plan (the “2010 Plan"). Substantially all options that were outstanding under the 2010 Plan became fully vested upon the closing of the merger. The value of these options was included as a component of the purchase price recorded in conjunction with the merger. The number of shares subject to and the exercise prices applicable to these outstanding options were adjusted in connection with the 1- for- 7 reverse stock-split. Options granted under the 2010 Plan generally expire ten years from the date of grant. Upon merger, the 2013 Plan was assumed by the 2010 Plan and the Company intends for the 2010 Plan to be its primary stock compensation plan for future awards. The Company generally issues new shares upon option exercise. There are 465,558 shares available for future issuance under the 2010 Plan as of December 31, 2017.

Share Options

The following table presents the weighted-average assumptions used in the Black-Scholes valuation model by the Company in calculating the fair value of share options granted:

	For the Year Ended December 31,
	2017	2016	2015
Expected life (in years)	7.3	5.8	6.1
Expected volatility	76.4%	83.4%	76.1%
Expected dividend yield	—%	—%	—%
Risk-free interest rate	1.87%	1.51%	1.64%
Grant date weighted average fair value	$7.94	$1.23	$3.65

The following table summarizes the Company’s share option activity for the year ended December 31, 2017:

	Number of Shares	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value (in thousands)
Outstanding – December 31, 2016	413,752	$2.15
Granted	91,562	$1.02
Acquired in conjunction with merger with Alcobra Ltd.	418,667	$26.37
Exercised	(378,343)	$2.61		$504
Forfeited/cancelled	(201,583)	$39.90
Outstanding – December 31, 2017	344,055	$8.70	6.1	$1,181
Exercisable – December 31, 2017	268,888	$3.25	5.4	$709
Exercisable and expected to vest – December 31, 2017	344,055	$8.70	6.1	$1,181

At December 31, 2017, the total unrecognized compensation cost of $217,000 will be recognized over the weighted-average remaining service period of approximately 2.8 years. The fair value of the options vested during the years ended December 31, 2017, 2016 and 2015 was $669,000, $171,000 and $177,000, respectively.

During 2017, the Company granted options for 58,600 shares to two board of directors members at an exercise price below fair value at the grant date. The awards were subject to performance conditions based on closing the reverse merger with Alcobra Ltd. and execution of a facility lease. All of the options vested during 2017, and related expense of $568,000 is included in general and administrative expense for the year ended December 31, 2017 related to the awards. There were no options granted that were subject to performance conditions for the years ended December 31, 2016 and 2015.

Options granted that were exercised prior to vesting are subject to repurchase by the Company at the lower of the original issue price or fair value and will vest according to the respective option agreement. A portion of the Company’s share options have been exercised prior to vesting and are not outstanding. As of December 31, 2017, exercisable and expected to vest included 35,595 options which were still subject to future vesting (and which may be repurchased by the Company in the event the option holder ceases to provide services to the Company).

Share-based compensation expenses included in the Company’s statements of operations and comprehensive loss for the years ended December 31, 2017, 2016 and 2015 were:

	For the Year Ended December 31,
(in thousands)	2017	2016	2015
Research and development	$38	$217	$62
General and administrative	2,132	83	37
Total	$2,170	$300	$99

Stock-based compensation expense for the year ended December 31, 2017 includes $1,495,000 of expense related to a modification of a restricted Ordinary Shares agreement as discussed in Note 10.

NOTE 12. Income Taxes

A reconciliation of income (loss) before income taxes for domestic and foreign locations for the years ended December 31, 2017, 2016 and 2015 is as follows:

	For the Year Ended December 31,
(In thousands)	2017	2016	2015
United States	$(10,820)	$(1,536)	$(1,901)
Foreign	(81)	-	-
Total current tax expense	$(10,901)	$(1,536)	$(1,901)

The company accounts for income taxes in accordance with ASC 740-10, Accounting for Uncertainty in Income Taxes. The impact of an uncertain income tax position on the income tax return must be recognized at the largest amount that is more likely than not to be sustained upon audit by the relevant taxing authority. An uncertain tax position will not be recognized if it has less than 50% likelihood of being sustained.

The following table summarizes our gross unrecognized tax benefits (in millions):

	December 31,
	2017	2016	2015
Beginning balance of unrecognized tax benefits	$0.4	$0.4	$0.4
Settlement of prior period tax positions	—	—	—
Increase for prior period tax positions	—	—	—
Increase for current period tax positions	—	—	—
Ending balance of unrecognized tax benefits	$0.4	$0.4	$0.4

Included in the balance of unrecognized tax benefits at December 31, 2017, 2016 and 2015 is $0.4 million, $0.4 million and $0.4 million respectively that could impact our effective tax rate, if recognized. None of the unrecognized tax benefits currently impact our effective tax rate due to the full valuation allowance we have recorded against our deferred tax assets.

The company is subject to taxation and files income tax returns in the United States, California and Israel. Currently, no historical years are under examination. The Company's tax years from 2013 to date are subject to examination by the Israeli, U.S. and state taxing authorities due to the carryforward of unutilized net operating losses and research and development credits. The Company's policy is to recognize interest expense and penalties related to income tax matters as income tax expense. As of December 31, 2017, there are unrecognized tax benefits of $0.2 million and $0.2 million for the United States and California. There was no tax related interest or penalties recognized for the years ended December 31, 2017, 2016 or 2015.

We do not anticipate any material changes to our unrecognized tax benefits within the next twelve months.

The significant components of deferred income taxes at December 31, 2017, 2016 and 2015 are as follows:

	December 31,
(in thousands)	2017	2016	2015
Deferred tax assets:
Net operating loss (1)	$25,101	$1,752	$3,774
Tax credits	35	30	6
Accrued liabilities	227	187	98
Deferred revenue	1,162	2,430	—
Depreciation and amortization	—	—	106
Share-based compensation	90	221	100
Total gross deferred tax assets	26,615	4,620	4,084
Deferred tax liabilities:
Depreciation and amortization	(96)	(15)	—
Valuation allowance	(26,519)	(4,605)	(4,084)
Net deferred tax asset	$—	$—	$—

(1)

Included in the deferred tax assets for net operating losses are pre-acquisition Alcobra, Inc. and Alcobra Ltd. federal, state and foreign losses of $0.2 million, $0.1 million and $20.8 million respectively, that the Company is uncertain that the net operating losses will be available for use in the future.

The Company has established a valuation allowance against net deferred tax assets due to the uncertainty that such assets will be realized. Due primarily to the acquisition of Alcobra Ltd. net operating losses, the valuation allowance has increased by $21.9 million between December 31, 2016 and December 31, 2017. The Company periodically evaluates the recoverability of the deferred tax assets. At such time as it is determined that it is more likely than not that deferred tax assets will be realizable, the valuation allowance will be reduced.

At December 31, 2017, the Company had federal and state net operating losses, or NOL, carryforwards of approximately $15.6 million and $15.4 million, respectively. The federal NOL carryforwards begin to expire in 2034, and the state NOL carryforwards begin to expire in 2034. The Company has foreign NOL carryforwards of approximately $90.2 million that do not expire and can be carried forward indefinitely.

At December 31, 2017, the Company had federal and state research and development credit carryforwards of approximately $0.2 million and $0.2 million, respectively. The federal credit carryforwards begin to expire in 2033, and the state credits carry forward indefinitely.

The Company has also incurred research and development expenses of $15.9 million and $17.9 million for the years ended December 31, 2017 and 2016, respectively. The Company believes that a portion of these expenditures will yield additional federal and California tax credits; however, the potential credits under the tax laws have not yet been calculated.

Pursuant to Internal Revenue Code of 1986, as amended (the Code) Sections 382 and 383, annual use of the Company’s federal and California net operating loss and research and development credit carryforwards may be limited in the event a cumulative change in ownership of more than 50% occurs within a three-year period. The Company has not completed a Code Section 382 analysis regarding the limitation of net operating loss carryforwards and other tax attributes. There is a risk that changes in ownership have occurred since Company's formation. If a change in ownership were to have occurred, the NOL carryforwards and other tax attributes could be limited or restricted. If limited, the related asset would be removed from the deferred tax asset schedule with a corresponding reduction in the valuation allowance. Due to the existence of the valuation allowance, limitations created by future ownership changes, if any, related to the Company’s operations in the U.S. will not impact the Company’s effective tax rate.

A reconciliation of the federal statutory income tax rate to the Company’s effective income tax rate is as follows:

	For the Year Ended December 31,
	2017	2016	2015
Federal statutory income tax rate	34.0%	34.0%	34.0%
State income taxes, net of federal benefit	4.4%	3.1%	5.0%
Tax credits	—%	1.5%	—%
Tax Cuts and JOBS Act	(22.0%)	—%	—%
Change in tax rate	(8.3%)	—%	—%
Change in valuation allowance	1.8%	(33.8%)	(34.4%)
Other	(1.6%)	—%	—%
Permanent differences	(8.3%)	(7.1%)	(4.6%)
Provision for income taxes	—%	(2.3%)	—%

On December 22, 2017, the President of the United States signed into law the Tax Cuts and Jobs Act (the "Act"). The Act amends the Internal Revenue Code to reduce tax rates and modify policies, credits, and deductions for individuals and businesses. For businesses, the Act reduces the corporate tax rate from a maximum of 35% to a flat 21% rate. The rate reduction is effective on January 1, 2018. As a result of the rate reduction, the company has reduced the deferred tax asset balance as of December 31, 2017 by $2.4 million. Due to the company's full valuation allowance position, the company has also reduced the valuation allowance by the same amount.

On December 22, 2017, Staff Accounting Bulletin No. 118 ("SAB 118") was issued to address the application of US GAAP in situations when a registrant does not have the necessary information available, prepared, or analyzed (including computations) in reasonable detail to complete the accounting for certain income tax effects of the Act. In accordance with SAB 118, the Company has recognized the provisional tax impacts of the revaluation of the deferred tax assets and liabilities as of December 31, 2017. There was no deferred tax benefit of expense with respect to the remeasurement of certain deferred tax assets and liabilities due to the full valuation allowance against net deferred tax assets. Additional analysis of the law and the impact to the company will be performed and any impact will be recorded in the respective quarter in 2018.

NOTE 13. Commitments and Contingencies

CFFT Funding agreement

The Company has received royalty bearing grants sponsored by CFFT. Should the awards result in a successful product, the Company will pay CFFT a specified payment amount in installments following commercialization based on a formula that is six times the total award amount, plus a payment equal to the awarded payments, within sixty days after aggregate net sales of the product exceed certain thresholds. Further, in the event of a license, sale or other transfer of the product or the Company’s development program technology (including a change of control transaction), the Company will pay CFFT a percentage of such transfer payments actually received by the Company or the Company’s shareholders (subject to a royalty cap). As of December 31, 2017, the Company has received $0.5 million in grants and has not had a successful product utilizing CFFT grants.

Operating Leases

The Company leases approximately 10,335 square feet of office and lab space for its corporate headquarters in San Diego, California under a non-cancelable operating lease. The lease term was from November 2014 to February 2018 and included an option to extend for one additional term of three years. Monthly rental payments were due under the lease and there were escalating rent payments during the term of the lease. In October 2017, the lease was amended in conjunction with the lease of an adjacent office space and extended the lease through five days after the date of occupancy of the adjacent office space, which occurred in March 2018.

In October 2017, the Company entered into a new lease for approximately 24,705 square feet in office space adjacent to its previously occupied headquarters, whose terms provide that the lease will begin on the “Commencement Date” commensurate with delivery of the premises by the landlord (which occurred in March 2018) and will extend for approximately 84 months from the commencement date. Monthly rental payments are due under the lease and there are escalating rent payments during the term of the lease. The Company is also responsible for its proportional share of operating expenses of the building and common areas. In conjunction with the new lease, the Company will receive free rent for four months and received a tenant improvement allowance of $74,000. The lease may be extended for one five year period at then current market rate with annual escalations. The Company entered into an irrevocable standby letter of credit with the landlord for the security deposit of $96,000 upon executing the lease which is included (along with additional funds required to secure the letter of credit) in the balance of other assets as of December 31, 2017.

The Company also leases office space in Pennsylvania under a non-cancelable operating lease which expires in October 2018. This space was subleased beginning in October 2017 through the remaining term of the lease. Sublease income was immaterial for the year ended December 31, 2017, and there was no sublease income in 2016 or 2015.

For operating leases, minimum lease payments, including minimum scheduled rent increases, are recognized as rent expense on a straight-line basis over the lease term. Leasehold improvement incentives paid to the Company by the landlord are recorded as a deferred rent and amortized as a reduction of rent expense over the lease term. Rent expense totaled $334,000, $330,000 and $330,000 for the years ended December 31, 2017, 2016 and 2015, respectively.

Future minimum payments under leases and lease commitments with initial terms greater than one year were as follows at December 31, 2017 (in thousands):

2018	$556
2019	1,234
2020	1,271
2021	1,310
2022	1,349
Thereafter	3,138
Total	$8,858

The Company has purchase commitments of $1.5 million related to non-cancellable purchase orders at December 31, 2017.

Note 14.  Related Party Transactions

During 2016, the Company entered into a Research Collaboration and License Agreement with a related party, Providence Therapeutics, Inc. (“Providence”) whose CEO and President is also a stockholder of the Company, to identify and optimize microRNA modulators and/or mimetics for the treatment of neoplastic diseases. In April 2017, the Providence Agreement was amended to include mRNA for the treatment of neoplastic disease. As part of the agreement, the Company granted Providence the exclusive rights to research, develop, manufacture and commercialize such products and Providence made an upfront payment of $500,000 which is being amortized over the research term. Each party is responsible for their own research costs under the agreement, and Providence is responsible for all of the development costs through the completion of Phase 2 clinical trials. The Company is entitled to share in future product revenue of each product provided the Company shares in the product’s post Phase 2 costs. Separately, Providence has agreed to pay a specified rate for the use of the Company’s employees. For the years ended December 31, 2017 and 2016, the Company has recognized $1.0 million and $0.5 million, respectively, in revenue related to the amortization of the upfront payment and revenue related to the use of Company employees and expense reimbursements. There were no outstanding accounts receivable related to this agreement as of December 31, 2017 and 2016. During 2017, the Company stock agreement for the President and CEO of Providence was modified to remove the vesting conditions of the original grant and the Company recognized $1.5 million in related stock compensation expense. As of December 31, 2017 and 2016, the President and CEO of Providence held a 5.7% and 10% ownership interest in the Company.

Note 15. Litigation

Israel Litigation

On or about February 25, 2018, Joseph Payne, a current Director and former CEO of the Company, filed an action in the District Court at Tel Aviv – Yafo against the Company, its board of directors, Dr. Chivukula, and certain officers alleging that the separation agreement the Company entered into with a resigning officer, Dr. Chivukula, was unlawful and void, and seeking a restraining order and temporary remedies against the Company. Later that same day, in response to the plaintiff’s ex parte request, the court issued a temporary restraining order, ordering the Company to preserve the status quo until the court could consider the matter further. On March 1, 2018, the Company filed a request for clarification of and partial relief from this order. On March 5, 2018, the court ruled on the Company’s request, clarifying its temporary restraining order was limited to the remedies sought in the February 25, 2018 motion. On March 12, 2018, the Company filed an opposition to plaintiff's motion for a restraining order. On March 28, 2018, plaintiff filed a motion seeking to extend the temporary restraining order and asking for various remedies related to a then-scheduled May 7, 2018 Extraordinary General Meeting of the Company’s shareholders that the Company noticed on March 11, 2018, including remedies that might affect the agenda of the Extraordinary General Meeting and therefore the language of the proxy, and seeking to restrain certain conduct, including any changes in the Company's share capital, until such Extraordinary General Meeting. The court ordered the Company to file its answer to this motion by April 15, 2018.  On April 8, 2018, the Company filed a notice with the court informing it that, inter alia, due to the fact that Mr. Payne chose to delay his submission of the motion to “expand” the temporary remedies and to question the agenda of the Extraordinary General Meeting – on Friday, April 6, 2018, the Company's Board convened and approved the postponement of the date of the Extraordinary General Meeting, until the court issues a decision on Mr. Payne's motion to 'expand' the temporary remedies. Later that day (April 8, 2018), Mr. Payne moved for another temporary restraining order seeking to prevent the board from delaying the Extraordinary General Meeting.  The Company responded to the motion to extend the temporary restraining on April 15, 2018. On May 13, 2018, the court issued its ruling in the motion to expand the temporary remedies. The court set the agenda of the Extraordinary General Meeting, and ordered the Company to convene a Board meeting within seven days, and to summon an Extraordinary General Meeting within 35 days from that date. In addition, the court ruled that the motion regarding the changes in the Company's share capital will be decided in a hearing scheduled for May 23, 2018.

On April 18, 2018, the Company sent notice of a board meeting scheduled for April 20, 2018 to approve a private placement transaction.  On April 20, 2018, Mr. Payne obtained a temporary restraining order stating that any such approval by the board may be vacated by the court.  On April 22, 2018, the Company filed an opposition to the temporary restraining order, on April 25, 2018 the court held an emergency hearing on the temporary restraining order. On April 26, 2018 Mr. Payne and Dr. Chivukula filed a reply to the Company's opposition, and on April 27, 2018 certain other shareholders filed position statements with the court supporting Mr. Payne. On April 27, 2018, the Company filed a notice. On April 29, 2018, the court ruled that the temporary restraining order would stay in place. On May 2, 2018, the Company submitted a motion to amend the protocol of the hearing that took place on April 25, 2018 and to reconsider the decision of April 29, 2018.  The Company therefore asked the court to direct that cross- examinations will be held on the hearing scheduled for May 9, 2018, and afterwards the court will reconsider the decision of April 29, 2018. The court ordered Mr. Payne to answer the Company's motions from May 2, 2018 by May 6, 2018. On May 6, 2018, the court ordered the Company to respond to Mr. Payne’s answer to the Company's motions from May 2, 2018 by May 8, 2018. Because of the proximity to the day set for hearing, the Company asked the court to schedule another hearing for the cross- examinations. On May 13, 2018, the court denied the Company's motion to amend the protocol of the hearing that took place on April 25, 2018, but granted the Company's motion to reconsider the decision of April 29, 2018 and ordered that cross- examinations will be held on May 23, 2018.

Chivukula Arbitration

On March 21, 2018, the Company filed an arbitration demand before JAMS in San Diego, CA, seeking to arbitrate the validity of the separation agreement and related claims between the Company and Dr. Chivukula. On or about April 10, 2018, Dr. Chivukula filed an objection to the arbitration. On or about April 12, 2018, the Company responded to his objection. On April 20, 2018 JAMS preliminarily rejected the basis for Dr. Chivukula’s objection to the arbitration and appointed Mr. Charles H. Dick, Jr. as the arbitrator. No arbitration date has been scheduled.

California State Court Litigation

On March 27, 2018, the Company and Arcturus Therapeutics, Inc. filed an action in the Superior Court of the State of California, San Diego County captioned Arcturus Therapeutics Ltd.; Arcturus Therapeutics, Inc. v. Joseph E. Payne, Case No. 37-2018-00015271-CU-BC-CTL alleging that Mr. Payne (1) breached his confidentiality and employment agreements, (2) breached his fiduciary duties to the plaintiffs during his service as President and CEO of the plaintiffs and as a director of the plaintiffs’ respective boards of directors, (3) interfered with contractual relations by encouraging Dr. Chivukula, a resigning officer, to breach the consulting agreement entered into by and between Dr. Chivukula and Arcturus Therapeutics, Inc. and the voting trust agreement entered into by and between Dr. Chivukula and the Company, and (4) interfered with prospective business advantage by encouraging Company shareholders to vote against the ratification of the appointment of Ernst & Young LLP in the United States as the Company’s independent auditor. The lawsuit seeks injunctive and monetary relief. Discovery requests have been served on Mr. Payne. The deadline for Mr. Payne to respond to the complaint and the discovery requests is May 15, 2018. A civil case management conference has been set for August 31, 2018.

California Federal Court Litigation

On April 19, 2018, the Company filed an action in the United States District Court, Southern District of California captioned Arcturus Therapeutics, Inc. v. Joseph E. Payne; Peter Farrell; Andrew Sassine; Bradley Sorenson; James Barlow; and Does 1 through 100, Case No. 18cv766-MMA(NLS) alleging that the Defendants have violated and continue to violate Section 13(d) of the Exchange Act, 15 U.S.C. §78m(d), and Regulation 13D by failing to disclose in Schedule 13D filings the existence of group agreements to buy, sell, or vote shares of the Company and effect a change in the composition of the Company’s board of directors. The lawsuit seeks injunctive relief. On April 24, 2018, the Company filed a motion seeking a Temporary Restraining Order, Preliminary Injunction, and Expedited Discovery. On April 25, 2018, the court denied the Company’s request for a Temporary Restraining Order but scheduled a hearing for the Company’s motion for a Preliminary Injunction and Expedited Discovery for May 21, 2018.

Note 16. Subsequent Events

In preparing the financial statements as of December 31, 2016 and for the year then ended, the Company has evaluated subsequent events for recognition and measurement purposes through June 26, 2017, the date the independent auditors' report was originally issued and the audited annual financial statements were available for issuance. After the original issuance of the financial statements and through May 14, 2018, the Company has evaluated subsequent events or transactions that have occurred that may require disclosure in the accompanying financial statements. The Company has concluded that no events or transactions have occurred subsequent to December 31, 2016 that require disclosure.

In January 2018, the Company entered into a collaboration agreement with CureVac AG, to jointly discover, develop and commercialize mRNA therapeutics.

In February 2018, the Company appointed Mark Herbert as Interim President upon the termination of Joseph E. Payne as President and Chief Executive Officer (See Note 15 Litigation). Additionally, the Company appointed Dr. Christine Esau as Vice President of Research and Development, while announcing the stepping down of Dr. Chivukula as Chief Scientific Officer and Chief Operating Officer and will serve as a Scientific Advisor of the Company. In connection with Dr. Chivukula’s resignation, the Company entered into an agreement providing for cash payment of $335,000 and accelerated vesting of 183,137 Ordinary Shares. The agreement also provided for an additional $100,000 payment to be made for scientific advisory services to be provided for a period of six months following the separation date.