Form 20-F/A
period 2017-12-31
Arcturus Therapeutics Ltd.
filed 2018-07-10
CIK 1566049

q

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A
(Amendment No. 1)

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

Joseph E. Payne

President and Chief Executive Officer

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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ Yes ☑ No

EXPLANATORY NOTE

This Amendment No. 1 (“Amendment No. 1”) to the Annual Report on Form 20-F of Arcturus Therapeutics Ltd. (the “Company”) for the fiscal year ended December 31, 2017 (the “Form 20-F”), originally filed with the Securities and Exchange Commission (the “SEC”) on May 14, 2018 (the “Original Report”), is being filed in response to comments from the SEC and solely for the purpose of re-filing the agreement filed as Exhibit 4.14 to the Original Report, in order to restore redacted information contained in Sections 1.1(uu), 4.3(b) and 9.1(b) therein that was subject to a confidential treatment request by the Company.  In addition, as required by Rule 12b-15 under the Securities Exchange Act of 1934, as amended, new certifications by the Company’s principal executive officer and principal financial officer are filed as exhibits to this Amendment No. 1.

This Amendment No. 1 consists of a cover page, this explanatory note, a list of exhibits (Item 19 of Part III) and a signature page.

This Amendment No. 1 speaks as of the initial filing date of the Original Report. Other than as expressly set forth above, no part of the Original Report is being amended. Accordingly, other than as discussed above, this Amendment No. 1 does not purport to amend, update or restate any other information or disclosure included in the Original Report or reflect any events that have occurred after the initial filing date of the Original Report. As a result, the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2017 continues to speak as of May 14, 2018 or, to the extent applicable, such other date as may be indicated in the Original Report.

PART III

ITEM 19.	EXHIBITS

EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION OF DOCUMENT

1.1	Amended and Restated Articles of Association of the Company, filed as Exhibit 4.1 to Form S-8 filed November 30, 2017 (File No. 333-221830) and incorporated herein by reference.

3.1

Voting Trust Agreement, dated February 11, 2018, by and among the Company, Padmanabh Chivukula, and Mark Herbert, filed as Exhibit 3.1 to Form 20-F filed May 14, 2018 (File No. 001-35932) and incorporated herein by reference.

4.1	Form of Indemnification Agreement, filed as Exhibit 10.4 to Form F-1/A filed February 19, 2013 (File No. 333-186003) and incorporated herein by reference.

4.2	Alcobra Ltd. Amended and Restated 2010 Incentive Option Plan, filed as Exhibit 4.3 to Form 20-F filed April 28, 2017 (File No. 001-35932) and incorporated herein by reference.

4.3	2013 Equity Incentive Plan of Arcturus Therapeutics, Inc., filed as Exhibit 99.1 to Form S-8 filed November 30, 2017 (File No. 333-221830) and incorporated herein by reference.

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

4.6

Lease Agreement, by and between Arcturus Therapeutics, Inc. and ARE-SD Region No. 44, LLC, dated October 4, 2017, filed as Exhibit 4.6 to Form 20-F filed May 14, 2018 (File No. 001-35932) and incorporated herein by reference.

4.7†

Research Collaboration and License Agreement, by and between Arcturus Therapeutics, Inc. and Janssen Pharmaceuticals, Inc., dated October 18, 2017, filed as Exhibit 4.7 to Form 20-F filed May 14, 2018 (File No. 001-35932) and incorporated herein by reference.

4.8†

Research and Exclusive License Agreement, by and between Arcturus Therapeutics, Inc. and Synthetic Genomics, Inc., effective October 24, 2017, filed as Exhibit 4.8 to Form 20-F filed May 14, 2018 (File No. 001-35932) and incorporated herein by reference.

4.9†

Research Agreement, by and between Arcturus Therapeutics, Inc. and Millennium Pharmaceuticals, Inc., a wholly-owned subsidiary of Takeda Pharmaceutical Company Limited, effective December 6, 2016, as amended December 21, 2017, filed as Exhibit 4.9 to Form 20-F filed May 14, 2018 (File No. 001-35932) and incorporated herein by reference.

4.10†

Research Collaboration and License Agreement, by and between Arcturus Therapeutics, Inc. and Ultragenyx Pharmaceutical Inc., entered into as of October 26, 2015, as amended October 17, 2017 and April 20, 2018, filed as Exhibit 4.10 to Form 20-F filed May 14, 2018 (File No. 001-35932) and incorporated herein by reference.

4.11†

Letter Agreement, by and between Arcturus Therapeutics, Inc. and Cystic Fibrosis Foundation Therapeutics, Inc., dated May 16, 2017, filed as Exhibit 4.11 to Form 20-F filed May 14, 2018 (File No. 001-35932) and incorporated herein by reference.

4.12†

Development and Option Agreement, by and between Arcturus Therapeutics, Inc. and CureVac AG, dated January 1, 2018, as amended May 3, 2018, filed as Exhibit 4.12 to Form 20-F filed May 14, 2018 (File No. 001-35932) and incorporated herein by reference.

4.13†

Co-Development and Co-Commercialization Agreement, by and between Arcturus Therapeutics, Inc. and CureVac AG, dated January 1, 2018, filed as Exhibit 4.13 to Form 20-F filed May 14, 2018 (File No. 001-35932) and incorporated herein by reference.

4.14†*	License Agreement, by and between Arcturus Therapeutics, Inc., as successor-in-interest to Marina Biotech, Inc., and Protiva Biotherapeutics Inc., dated as of November 28, 2012.

4.15†

Patent Assignment and License Agreement, by and between Arcturus Therapeutics, Inc. and Marina Biotech, Inc., dated as of August 9, 2013, filed as Exhibit 4.15 to Form 20-F filed May 14, 2018 (File No. 001-35932) and incorporated herein by reference.

8.1	List of Subsidiaries, filed as Exhibit 8.1 to Form 20-F filed May 14, 2018 (File No. 001-35932) and incorporated herein by reference.

12.1

Certification of the Principal Executive Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, filed as Exhibit 12.1 to Form 20-F filed May 14, 2018 (File No. 001-35932) and incorporated herein by reference.

12.2

Certification of the Principal Financial Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, filed as Exhibit 12.2 to Form 20-F filed May 14, 2018 (File No. 001-35932) and incorporated herein by reference.

12.3*	Certification of the Principal Executive Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934.

12.4*	Certification of the Principal Financial Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934.

13.1	Certification of the Principal Executive Officer pursuant to 18 U.S.C. 1350, filed as Exhibit 13.1 to Form 20-F filed May 14, 2018 (File No. 001-35932) and incorporated herein by reference.

13.2	Certification of the Principal Financial Officer pursuant to 18 U.S.C. 1350, filed as Exhibit 13.2 to Form 20-F filed May 14, 2018 (File No. 001-35932) and incorporated herein by reference.

15.1	Consent of Ernst & Young LLP, filed as Exhibit 15.1 to Form 20-F filed May 14, 2018 (File No. 001-35932) and incorporated herein by reference.

15.2	Consent of Kost, Forer, Gabbay & Kasierer, filed as Exhibit 15.2 to Form 20-F filed May 14, 2018 (File No. 001-35932) and incorporated herein by reference.

15.3	Letter dated May14, 2018 of Ernst & Young LLP, as required by Item 16F of Form 20-F, filed as Exhibit 15.3 to Form 20-F filed May 14, 2018 (File No. 001-35932) and incorporated herein by reference.

101

The following materials from our Annual Report on Form 20-F for the year ended December 31, 2017 formatted in XBRL (eXtensible Business Reporting Language), filed as Exhibit 101 to Form 20-F filed May 14, 2018 (File No. 001-35932) and incorporated herein by reference: (i) the Consolidated Balance Sheets, (ii) the Consolidated Statements of Operations and Comprehensive Loss, (iii) the Consolidated Statements of Changes in Shareholders' Equity (Deficit), (iv) the Consolidated Statements of Cash Flows and (v) the Notes to Consolidated Financial Statements, tagged as blocks of text and in detail

*	Filed herewith.
†	Confidential treatment has been granted for certain information contained in this Exhibit. Such information has been omitted and filed separately with the SEC.

SIGNATURES

Arcturus Therapeutics Ltd. hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ARCTURUS THERAPEUTICS LTD.

By:	/s/ Joseph E. Payne
Joseph E. Payne
President and Chief Executive Officer

Date: July 10, 2018